Form 20-F
period 2017-12-31
Golden Bull Ltd
filed 2018-04-30
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-38421

Golden Bull Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

707 Zhang Yang Road, Sino Life Tower, F35

Pudong, Shanghai, China 200120

(Address of Principal Executive Offices)

Erxin Zeng

Tel: + (86) 021-61659027

707 Zhang Yang Road, Sino Life Tower, F35

Pudong, Shanghai, China 200120

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.01 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was: 13,000,000 ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

GOLDEN BULL LIMITED

FORM 20-F ANNUAL REPORT

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Golden Bull” refer to Golden Bull Limited, a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 23, 2018, the cash buying rate announced by the People’s Bank of China was RMB 6.32 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2017 and 2016 and the period ended December 31, 2015 and the selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015
			(Unaudited)
Summary Consolidated Statement of Comprehensive Income:
Operating revenue	$6,953,757	$3,705,770	$-

Operating expense
Selling	(3,910,646)	(1,434,662)	(30,091)
General and administrative	(3,916,736)	(1,636,353)	(81,659)
Research and development	(485,852)	(417,901)	(29,943)
Total operating expenses	(8,313,234)	(3,488,916)	(141,693)

Other income (expense)
Other income, net	91,111	2,895	1

Income (loss) before income taxes	(1,268,366)	219,749	(141,692)

Provision (benefit) for income taxes	(271,541)	54,938	(35,423)

Net income (loss)	(996,825)	164,811	(106,269)

Less: Net income (loss) attributable to non-controlling interest	(54,457)	3,906	-

Net income (loss) attributable to Golden Bull Limited	$(942,368)	$160,905	$(106,269)

The following table presents our summary consolidated balance sheet data as of December 31, 2017 and 2016.

	As of December 31,
	2017	2016

Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,456,778	$7,378,920
Other assets	7,457,910	1,723,173
Total assets	12,914,688	9,102,093
Total liabilities	469,232	282,293
Total shareholders’ equity	$12,445,456	$8,819,800

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

The market for online consumer finance marketplaces is new and may not develop as expected. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. Potential borrowers and lenders may not be familiar with this market and may have difficulty distinguishing our services from those of our competitors. Convincing potential new borrowers and lenders of the value of our services is critical to increasing the volume of loan transactions facilitated through our marketplace and to the success of our business. We launched our online marketplace in January 2016 and have a limited operating history. As our business develops, or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products, or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects.

If we fail to educate potential borrowers and lenders about the value of our platform and services, if the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, our business and results of operations will be harmed.

If we are unable to maintain or increase the volume of loan transactions facilitated through our marketplace or if we are unable to retain existing borrowers or lenders or attract new borrowers or lenders, our business and results of operations will be adversely affected.

The volume of loan transactions facilitated through our marketplace has grown rapidly since our inception. The total amount of loans facilitated through our marketplace was $183.7 million as of December 31, 2017, which increased substantially from $54.9 million as of December 31, 2016. In the year ended December 31, 2017, the total amount of loans facilitated through our marketplace was $130.0 million, compared with $54.9 million in the year ended December 31, 2016. To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loan transactions by retaining current participants and attracting more users. We intend to continue to dedicate significant resources to establishing new acquisition channels and introducing a wider range of loan products. Furthermore, if there are insufficient qualified loan requests, lenders may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. Furthermore, if there are insufficient lender commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and lenders who wish to exit their investments prior to maturity may not be able to do so in a timely manner.

The overall transaction volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers and lenders relative to market rates, the effectiveness of our risk management system, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment, changes in the regulatory environment and other factors. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume. If any of our current user acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and lenders in a cost-effective manner or convert potential borrowers and lenders into active borrowers and lenders, and may even lose our existing borrowers and lenders to our competitors. If we are unable to attract qualified borrowers and sufficient lender commitments or if borrowers and lenders do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We generated negative cash flows from operating activities in the amount of approximately $1.9 million in 2017. In addition, we generated a net loss of approximately $1.0 million during the year ended December 31, 2017. Subsequently, in March 2018, we raised net proceeds of approximately US$5.2 million in an initial public offering, after deducting its fees and expenses. We cannot assure you our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our fees from borrowers in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business organically. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The laws and regulations governing the peer-to-peer lending service industry in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.

Due to the relatively short history of the peer-to-peer lending service industry in China, the regulatory framework governing our industry is under development by the PRC government. Currently, the PRC government has not promulgated any specific rules, laws or regulations to specially regulate the peer-to-peer lending service industry. See “Regulations—Regulations Relating to Peer-to-Peer Lending Business.” As of the date of this report, we believe that we are in compliance with PRC laws and regulations, including those governing the peer-to-peer lending service industry in China and have not been subject to any material fines or other penalties under these laws or regulations. However, due to the lack of detailed regulations and guidance in the area of peer-to-peer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the peer-to-peer lending service industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with us. For instance, we cannot rule out the possibility that the PRC government will change its regulatory framework to institute a licensing regime covering our industry. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

In addition, the PRC laws and regulations relating to online peer-to-peer lending do not set out the liabilities that will be imposed on the service providers who fail to comply with the principles and requirements contained thereunder, nor do other applicable rules, laws and regulations contain specific liability provisions specially as to the peer-to-peer lending platform or similar online marketplace like us. However, if our practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

The China Banking Regulatory Commission, Ministry of Industry and Information Technology and the Ministry of Public Security published the P2P Measures on August 17, 2016. According to the P2P Measures, the maximum loan balance at any given time for an individual or business enterprise shall be not more than RMB 200,000 and RMB 1,000,000, respectively, borrowed from a single internet lending information intermediary platform and not more than RMB 1 million for an individual or RMB 5 million for business enterprise, respectively, in total from all platforms. If we were found to be in violation of the P2P Measures, a penalty of up to RMB30,000 would be imposed for such violation. We would not be fined for each violation; however, if there were repetitive violations, more severe penalties may be imposed. However, it is unclear from the P2P Measures as to the magnitude of such penalties. Historically, we structured many of the loans facilitated through our platform such that traditional lending or guarantee institutions would borrow the funds from the lenders on our platform and in turn lend such funds to underlying individual or small company borrowers. However, due to limitations on loan sizes to borrowers set forth in the P2P Measures, we have begun to structure loans such that the underlying individual or small company borrowers borrow the funds directly from the lenders on our platform. We believe that not all of the loans we facilitated were within the limitations set forth in the P2P Measures. As of December 31, 2017, 87, or 21.8%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. As of December 31, 2016, 13, or 86.67%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. These loans were facilitated prior to the effectiveness of the P2P Measures. Approximately 76.3% and 66% of our revenues were attributable to these borrowers for the years ended December 31, 2017 and 2016. As of the date of this report, the loans exceeding the limitation set forth in the P2P Measures were fully paid off and we believe that we are in full compliance with the P2P Measures with respect to the lending amount limit for a single borrower and that our new loan structure should continue to be in compliance with the P2P Measures. Given that the P2P Measures are new and their implementation is just beginning, there is no guarantee that the relevant government authorities will deem our operations to be in full compliance with the P2P Measures.

On December 1, 2017, the Online Lending Rectification Office and the P2P Special Rectification Office jointly issued the Notice on Regulation and Rectification of the “Cash Loan” Business, or the Letter No.141, which prohibits lending to borrowers without source of income. The Letter No.141 also regulates P2P Companies shall not (i) match or match in a disguised form any loans in violation of the provisions on the interest rate; they are prohibited from deducting the interest, commission fee, management fee or margin from the principal or setting high overdue interest, overdue fine, penalty interest, etc.; (ii) outsource their core business such as customers’ information collection, screening, credit assessment, account-opening, etc.; (iii) match the funds of banking financial institutions to invest in P2P lending, and (iv) provide the loan-matching service for on-campus students or other borrowers having no source of income or debt-paying ability. They shall not provide “down payment loans”, property over-the-counter financing or other loan-matching service for property purchase, nor shall they provide loan-matching service for anyone who has no designated loan purposes. We believe we are in compliance with Letter No. 141 except that the regulatory authorities may deem our practice of requiring payment of commissions and fees by the borrowers at the time of disbursement of loan proceeds to be in violation of Letter No. 141. To address this concern, we may need to amend our agreements with borrowers to with respect to processing of our fees and commissions so that we will be in compliance with Letter No. 141. However, even if we were to implement such changes, we cannot assure you that the regulatory authorities will not require us to make further adjustment in our operations to comply with Letter No. 141. The finding that our operations are not in compliance with Letter No. 141, or the implementation of any material changes to our business operations have a material impact on our future financial results.

On December 8, 2017, the P2P Special Rectification Office released the Notice on the Special Rectification Acceptance of the P2P Online Lending Risk, or the Letter No.57. Letter No.57 requires local financial regulatory authorities, local counterparts of CBRC, local branches of the People’s Bank of China, local public security bureaus, local communication administration agencies and local administration of industry and commerce (“AIC”) to jointly inspect and accept P2P Companies on the compliance of their business operations with the P2P Measures and other relevant laws and regulations regulating P2P Companies. Letter No.57 provides that a P2P Company shall be not in breach of the following before it can be accepted as qualified to file the P2P Registration, including: (i) it may not conduct “thirteen prohibited actions” or exceed the lending amount limit for a single borrower as required under the P2P Measures after August 24, 2016 and shall gradually reduce the balance of non-compliance business until reaching to a zero balance; (ii) if it has engaged in businesses of the real estate mortgage, Campus loan Business or Cash Loan Business, it is required to suspend new loan origination and to gradually reduce the outstanding balance of such loans as required under the Letter No.26 and the Letter No.141; and (iii) it shall open custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office to deposit customer funds. A P2P Company can only be registered with local financial regulatory authority (“P2P Registration”) after being accepted qualified to file the P2P Registration. Letter No.57 further requires that local government authorities shall conduct and complete the aforementioned acceptance inspection and P2P Registration pursuant to the following time requirement: (i) the P2P Registration for major P2P Companies shall be completed before April 2018; (ii) regarding P2P Companies with substantial outstanding balance of prohibited loans and having difficulties to reduce such balance within required timeframe, the relevant business shall be disposed and/or carved out, and the P2P Registration shall be completed by the end of May 2018; and (iii) regarding P2P Companies with extremely difficulties in completing rectification due to very complex and complicated circumstances, P2P Registration shall be completed no later than by the end of June 2018. In addition, a P2P Company that is unable to pass the acceptance inspection and complete the P2P Registration may, after suspending its online lending business pursuant to the requirements under the relevant laws and regulations and following certain guidance of the government, integrate relevant industry resources in order to continue to participate in the online lending business through merger and acquisitions with other P2P Companies that have completed P2P Registration. P2P Companies that fail to pass the acceptance inspections and complete the P2P Registrations but are continuing engaging in the online lending business may be subject to administrative sanctions, including but not limited to revoking their telecommunication business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to them. Our current plan is to receive the required acceptance inspection in the first quarter of 2018 and to file and complete P2P Registration thereafter, prior to the June 2018 deadline. However, we may change our plan to coordinate with the effective time of the implementation rules of the P2P Measures in Shanghai and requirements from relevant authorities. Due to the lack of interpretation and detailed implementation rules and the fact that the laws and regulations regulating the online lending business in the PRC are rapidly evolving, it is unclear to us whether our rectifications to our business operation are acceptable to the regulatory authorities. Even we are positively rectifying our business operation in accordance with the existing laws and regulations that are applicable to us, and even if we implement certain measures as required by the regulatory authorities in the future, we cannot assure you that the adjusted business operation will be in full compliance with existing and future laws and regulations, nor can we assure you that we would receive the acceptance inspection in time from the relevant government authorities or complete the P2P Registration within required timeframe. If any of the foregoing were to occur, the result could materially and adversely affect our business, financial condition and results of operations.

Pursuant to Letter No.57, a P2P Company cannot be registered with the local financial regulatory authority if such P2P Company still conducts real estate down payment loans business, Campus Loan Business or Cash Loan Business after Letter No.26 and Letter No.141 are released. The local P2P Special Rectification Office shall publicize the information relating to the rectification and acceptance outcome of P2P Companies on the designated official website for at least two weeks, while P2P Companies are required to publicize those information on their official websites and applications at the same time.

Our P2P Registration may be delayed in the event that the relevant government authorities require rectification of our operations based on their inspection pursuant to Letter No. 57. If we fail to complete the P2P Registration pursuant to the time requirement under the Letter No.57 or any future laws and regulations, we may suspend our online lending business as required and start other business as the case may be, or seek to reengage in the online lending business through merger and acquisitions with other P2P Companies that have completed the P2P Registration. However, if we fail to complete the P2P Registration but continue participating in the online lending business regardless of requirements under relevant PRC laws and regulations, we may be subject to administrative sanctions taken by the related government authorities against us, including but not limited to, banning our website and prohibiting us from providing all kinds of financial services.

If our loan products do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

Our existing or new loan products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including but not limited to:

●	our failure to predict market demand accurately and supply loan products that meet this demand in a timely fashion;

●	borrowers and lenders using our platform may not like, find useful or agree with any changes;

●	our failure to properly price new loan products;

●	a substantial number of loan defaults by borrowers through our platform;

●	defects, errors or failures on our platform;

●	negative publicity about our loan products or our platform’s performance or effectiveness;

●	views taken by regulatory authorities that the new products or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

●	the introduction or anticipated introduction of competing products by our competitors.

If our new loan products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

Our revenues for 2016 and 2017 were highly dependent on loans made to a limited number of borrowers. If such concentration continues, the loss of any of our major borrowers could materially and adversely affect our growth and our revenues.

For the year ended December 31, 2017, fees generated from one borrower accounted for 16.8% of our revenues. For the year ended December 31, 2016, fees generated from two borrowers accounted for 45.8% and 31.1% of our revenues, respectively. As a result of our reliance on a limited number of borrowers, we may face competitive pressures, which may have a material adverse effect on our profits and our revenues. In addition, there are a number of factors, other than our performance, that could cause the loss of a borrower. The loss of any of these lending or guarantee institutions or their customers or referrals, or a decrease in the number of borrowers, could materially adversely affect our profits and our revenues. Unless and until we diversify our base of borrowers, our future success will significantly depend upon the timing and volume of business from significant borrowers.

If we do not compete effectively, our results of operations could be harmed.

The online consumer finance marketplace industry in China is intensely competitive and evolving. According to the Research Report on the Internet Finance Industry and Development Strategy for 2017 to 2022 (the “China IRN Report”), as of December 31, 2017, there were 1,931 online consumer finance marketplaces in China. With respect to borrowers, we primarily compete with traditional and other online consumer finance companies, financial institutions, such as consumer finance business units in commercial banks, credit card issuers and a significant number of other unlike consumer finance companies such as ours. With respect to lenders, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, and real estate alternative asset classes.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Many of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrower or lender bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the volume of loan transactions facilitated through our marketplace, we may have to offer higher investment returns to lenders or charge lower transaction fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

Credit and other information that we receive from third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain borrower credit information from third parties, such as financial institutions and e-commerce providers such as Alibaba Cloud, and assess applicants’ credit based on such credit information. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. In addition, we currently do not have a comprehensive way to determine whether borrowers have obtained loans through other consumer finance marketplaces, creating the risk whereby a borrower may borrow money through our platform in order to pay off loans to lenders on other platforms. Additionally, there is a risk that, following our obtaining a borrower’s credit information, the borrower may have:

●	become delinquent in the payment of an outstanding obligation;

●	defaulted on a pre-existing debt obligation;

●	taken on additional debt; or

●	sustained other adverse financial events.

Such inaccurate or incomplete borrower credit information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our control over our default rates, which could in turn harm our reputation and materially and adversely affect our business, financial condition and results of operations.

In addition, under the PRC Contract Law, if we fail to provide material information to lenders, or if we fail to identify false information received from borrowers or others and in turn provide such information to lenders, and in either case if we are also found to be at fault due to failure or deemed failure to exercise proper care, we could be held liable for damages caused to lenders as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements entered into with lenders and borrowers, we could also be held liable for damages caused to borrowers or lenders.

We may continue to incur net losses in the future.

We had net loss of 1.0 million in 2017 and net income of $0.2 million in 2016. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, lenders and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

our ability to attract new borrowers and lenders and retain existing borrowers and lenders;

●	loan volumes and the channels through which borrowers and lenders are sourced, including the relative mix of online and offline channels;

●	changes in risk reserve liability related to changes in provisional expenses for expected default and payouts;

●	changes in our product mix and introduction of new loan products;

●	the amount and timing of operating expenses related to facilitating loans for new borrowers and lenders and the maintenance and expansion of our business, operations and infrastructure;

●	our decision to manage loan volume growth during the period;

●	network outages or security breaches;

●	general economic, industry and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, lenders and third parties handling borrower and lender information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Increases in fraudulent activity, either on our marketplace or associated with participants of our marketplace, could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that any of the foregoing may occur causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and lenders to our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient lenders depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. As such, we have entered into marketing and promotion agreements with a network of advertising agencies in various regions in the PRC to promote our products and platform. Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of approximately $759,000 in 2016 in connection with lender acquisition. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Our brand or reputation and the reputation of the online consumer finance marketplace industry may materially and adversely affected by factors outside of our control.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

●	maintain the quality and reliability of our platform;

●	provide borrowers and lenders with a superior experience in our marketplace;

●	maintain accurate credit assessment tools and decision-making models;

●	effectively manage and resolve borrower and lender complaints; and

●	effectively protect personal information and privacy of borrowers and lenders.

Any malicious or innocent negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial conditions or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. In addition, the market for China’s online consumer finance marketplaces is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

Certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers and lenders, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance marketplace industry, such as bankruptcies or failures of other consumer finance marketplaces, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and lenders. Negative developments in the online consumer finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Successful strategic relationships with traditional lending and guarantee institutions are important for our future success.

We anticipate that we will continue to leverage our existing strategic relationships with traditional lending and guarantee institutions to grow our business while we will also pursue new relationships with additional partners. Identifying, negotiating and documenting relationships with partners requires significant time and resources as does integrating third-party data and services into our system. Our current agreements with traditional lending and guarantee institutions do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to such entities to favor their products or services, which may in turn reduce the volume of loans facilitated through our marketplace. In addition, partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with such partners, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective strategic relationships with business partners, our business will be harmed.

If borrowers default on loans, lenders on our marketplace might not be able to collect principal and accrued interest.

We currently facilitate loans exclusively to borrowers that provide an automobile as security to lenders, and in many instances third-party institutions provide a guarantee to lenders as additional security. We require that the size of each loan be no more than 70% of the value of the collateral of such loan. Because no loans facilitated through our platform have defaulted to date, neither our collateralization standards nor our collection efforts have been tested in practice. A borrower’s ability to repay us can be negatively impacted by increases in such borrower’s payment obligations to other lenders under mortgage, credit card and other loans, including student loans and home equity lines of credit. These changes can result from increases in base lending rates or structured increases in payment obligations and could reduce the ability of our borrowers to meet their payment obligations. Lenders on our marketplace therefore are limited in their ability to collect on the loans if a borrower is unwilling or unable to repay. Given such risks, our marketplace might be less attractive to existing and potential lenders, and as a results, our operating results might be adversely affected. Given such risks, our marketplace might be less attractive to existing and potential lenders, and as a results, our operating results might be adversely affected.

We are not obligated to repay lenders in the event of a defaulted loan, which may not be desirable to lenders.

Some of our competitors are obligated to repay lenders in the event that loans facilitated through their platform have defaulted and such competitors have set up risk reserve funds for such purpose. As such, these companies allow lenders to recover up to 100% of the outstanding principal and accrued interest upon loan defaults. According to the P2P Measures, online P2P lending marketplaces generally do not undertake the risk of lending contract breach and thus are not obligated by law to reimburse lenders for loan defaults. In addition, the newly released Letter No. 57 prohibits the online lending information intermediaries from withdrawing any existing risk reserve fund or originating new risk reserve funds, and requires the online lending information intermediaries to gradually reduce the existing balance of risk reserve fund. However, the fact that we do not allow lenders to recover 100% of the outstanding principal and accrued interest from us upon loan defaults, and do not have a related risk reserve fund, may not be desirable to lenders. A failure to attract lenders to our platform can cause a material adverse impact on our competitive position and results of operations.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and lenders, process large numbers of transactions and support the loan collection process. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and lenders, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Furthermore, as we rely on certain third-party service providers, such as third-party payment platforms and custody and settlement service providers, to conduct our business, if these third-party service providers failed to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and lenders, inability to attract borrowers and lenders, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Fluctuations in interest rates could negatively affect transaction volume.

All loans facilitated through our marketplace are issued with fixed interest rates. If interest rates rise, lenders who have already invested in a loan at a fixed rate through our platform may lose the opportunity to take advantage of the higher rates. If interest rates decrease after a loan is made, borrowers through our platform may prepay their loans to take advantage of the lower rates. As a result, fluctuations in the interest rate environment may discourage lenders and borrowers from participating in our marketplace, which may adversely affect our business.

Our ability to protect the confidential information of our borrowers and lenders may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and lenders, which makes it an attractive target and potentially vulnerable to cyber attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and lender information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and lenders could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting loans on our marketplace, reduce the attractiveness of our marketplace and result in a loss of borrowers or lenders.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process applications or make loans available on our marketplace would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and lenders. Much of our system hardware is hosted in a leased facility located in Shanghai that is operated by our IT staff. We also maintain a real-time backup system at a separate facility also located in Shanghai. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased Shanghai facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party errors, our errors, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and lenders and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and lenders to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and lenders using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or lender data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or lenders or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information of the Company —Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve borrowers and lenders. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our platform and loan products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business; assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this report. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and lenders could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017, respectively, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among WFOE, our VIEs and the shareholders of our VIEs. As a result of these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Allbright Law Offices, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated VIEs, and the contractual arrangements among WFOE, our VIEs and the shareholders of our VIEs are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Allbright Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Regulations — Regulations Relating to Foreign Investment — The Draft PRC Foreign Investment Law” and “Risk Factors — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiary or consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Dianniu and Dianniu Participating shareholders to operate our platform. We intend to rely on contractual arrangements with Baoxun and Baoxun Shareholders to engage in design and production of online advertisement and marketing survey services for online marketplace in the future. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, our consolidated variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entities and their shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entities. The shareholders of our consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entities. Although we have the right to replace any shareholder of our consolidated variable interest entities under the contractual arrangement, if any shareholder of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by our consolidated variable interest entities or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Dianniu are held by Erxin Zeng, Xiaohui Liu and Qian Lai Qian Wang (Shanghai) Equity Investment Fund Management Co., Ltd. and the equity interests of Baoxun are held by Erxin Zeng and Xiaohui Liu. Their interests in Dianniu and Baoxun may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our consolidated variable interest entities, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entities and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Dianniu and/or Baoxun to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in Dianniu and/or Baoxun to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Dianniu and/or Banxun, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, our wholly-owned subsidiary in China, our consolidated VIEs in China, and the shareholders of our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOEs’ tax expenses. In addition, if WFOE requests the shareholders of our VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our VIEs to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIEs holds certain assets that are material to the operation of our business, including domain names and equipment for online lending marketplace. Under the contractual arrangements, our consolidated VIEs may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our consolidated VIEs’ shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated VIEs or our consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the peer-to-peer lending service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantees to lenders under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the peer-to-peer lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, developments in the peer-to-peer lending service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the MOFCOM before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE that is subject to foreign investment “restrictions,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date, if the FIE is engaged in an industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— Risks Related to Our Corporate Structure” and “Our Corporate History and Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the companies currently employing a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online consumer finance marketplace industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our online marketplace, operated by our consolidated variable interest entity, Dianniu, may be deemed to be providing valued-added telecommunications services, which would require Dianniu to obtain an applicable value-added telecommunications service license after its completion of the P2P Registration with the relevant regulatory authorities pursuant to the requirements under the P2P Measures. In addition, according to the Regulations for Administration of Mobile Internet Application Information Services (the “MIAIS Regulations”), which became effective in August 2016, the mobile application service providers (including App owners or operators) are required to obtain relevant qualifications pursuant to PRC laws and regulations. As we are providing mobile applications to mobile device users, it is uncertain if Dianniu will be required to obtain a separate operating license in addition to certain value-added telecommunications service license. However, none of the PRC telecommunication authorities, the MIAIS Regulations, or the P2P Measures have explicitly stipulated which kind of telecommunications service license is required for online lending intermediaries engaged in telecommunication services, either in the form of a website or mobile application. Dianniu would be required to obtain an applicable value-added telecommunications service license in accordance with the P2P Measures and the relevant provisions of telecommunications authorities after we complete our P2P Registration with a local financial regulatory authority. Furthermore, it is uncertain if Dianniu will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications service license.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Dianniu owns the relevant domain names in connection with our value-added telecommunications business and has the necessary personnel to operate our website. If, after obtaining its certain value-added telecommunications service license, Dianniu fails to comply with the requirements for such license holders and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against Dianniu, including revoking its value-added telecommunications service license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation

In cooperation with our partners, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guidelines (as defined below) jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Dianniu to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “— Risks Related to Our Corporate Structure — Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using offshore funds to make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiaries, or to make additional capital contributions to our PRC subsidiary.

Under PRC laws and regulations, we are permitted to utilize offshore funds to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from offshore funds to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use offshore funds to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this report, we believe that we have made adequate employee benefit payments. If we fail to make adequate payments in the future, we may be required to make up the contributions for these plans in the amount of 110% of the amount in the preceding month. If we fail to make or supplement contributions of social security premiums within the stipulated period, the social security premiums collection agency may enquire into the deposit accounts of the employer with banks and other financial institutions. In an extreme situation, where we failed to contribute social security premiums in full amount and do not provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums. If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Erxin Zeng and Mr. Xiaohui Liu, who directly or indirectly hold shares in our company and who are known to us as being PRC residents, have completed the foreign exchange registrations required in connection with our recent corporate restructuring. The remaining shareholders who directly or indirectly hold shares in our Company and who are known to us as being PRC residents are currently processing such registrations.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations because our company is an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation — People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Ordinary Shares

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our ordinary shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our ordinary shares may not develop or be sustained.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese online consumer finance markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other online consumer finance companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar; and

●	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

●	We currently intend to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. Accordingly, our shareholders may not have access to certain information they may deem important.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in a public offering completed in March 2018, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Two members of our management team have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Zeng, our Chief Executive Officer and chairman and Mr. Liu, a member of our Board of Directors, currently own 16.81% and 42.46%, respectively, of our outstanding ordinary shares. As a result of their significant shareholding, Messrs. Zeng and Liu have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “6.E. Share Ownership.”

We may be a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We do not believe we are a “controlled company” as defined under the NASDAQ Stock Market Rules. However, in the event that two of our principal shareholders, Messrs. Zeng and Liu, who will beneficially own more than 50% of our outstanding ordinary shares following this offering, decide to act as a group, we may be deemed to be a “controlled company”. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

●	As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We began our operations in China through Shanghai Dianniu Internet Finance Information Service Co. Ltd. (“Dianniu”), which was formed in November 2015. In early 2017, we incorporated Golden Bull Limited under the laws of the Cayman Islands as our offshore holding company under our former name Point Cattle International Limited. In March 2017, we established our wholly owned Hong Kong subsidiary, Point Cattle Group Company Limited, which formed Shanghai Fuyu Information and Technology Co., Ltd., its wholly owned subsidiary in PRC (the “WFOE”). Through the contractual arrangements between the WFOE, Dianniu and the majority shareholders of Dianniu, we control 93.2% of Dianniu. These contractual arrangements allow us to effectively control and derive 93.2% of the economic interest from Dianniu.

In addition to Dianniu, the WFOE has entered into a series of contracts with Shanghai Baoxun Advertisement Design Co., Ltd. (“Baoxun”), a company formed in February 2017 under the laws of PRC, and Baoxun’s shareholders. Baoxun currently does not have any operations. However, we expect that in the future Baoxun will engage in the design and production of online advertisement and marketing survey services for online marketplaces.

We listed our ordinary shares on the Nasdaq Capital Market under the symbol “DNJR” on March 19, 2018 and completed an initial public offering of 1,550,000 ordinary shares on March 22, 2018 (“IPO”), raising approximately US$5.2 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On March 28, 2018, ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company’s IPO exercised the full over-allotment option to purchase an additional 232,500 oridnary shares raising approximately US$850,000 in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 707 Zhang Yang Road, Sino Life Tower, F35, Pudong, Shanghai, China 200120. Our telephone number at this address is (86) 021-61659027. Our registered office in the Cayman Islands is located at Corporate Filing Services Ltd., 3rd Floor, Harbour Place, 103 South Church Street, Grand Cayman, KY 1-1002, Cayman Islands.

Our website is http://www.dianniu98.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Capital Expenditures

We incurred capital expenditures of approximately $49,000, $109,000 and $22,000 for the years ended December 31, 2017, 2016 and 2015, respectively, primarily in connection with computer equipment and IT server to support our services in our platform. These capital expenditures were financed by cash provided by operating activities.

We expect that our capital expenditures in fiscal year 2018 will be incurred primarily in connection with additional computer equipment and IT server to support our services in our platform.

Business Overview

We are an online finance marketplace, or “peer-to-peer” lending company, in China that provides borrowers access to short-term loans. The loans that we are currently arranging generally range from 30 days to 90 days, and are secured by borrowers’ automobiles. Through our online marketplace, we connect individual lenders with individual and small business borrowers. We currently conduct our business operations exclusively in China.

We believe our technology-driven marketplace provides eligible borrowers with a quick, accessible and affordable way to meet their liquidity needs. Our online marketplace may be accessed only by qualified borrowers, as discussed below in “Business — Our Platform.” We currently target borrowers that display stable credit performance and salary income. We implement a risk management process to try to minimize the risk of nonpayment to lenders. Such process involves a thorough review of credit reports prepared by third parties and may also include inquiries by us of employers or associates of potential borrowers.

Our marketplace also provides lenders with risk-adjusted returns that we believe are attractive. The average annualized return for lenders that have provided loans through our platform in 2016 was 11.64%, compared to a peer-to-peer industry average return rate of 10.45%, based on the China IRN Report, issued by ChinaIRN.com, an independent research institution in PRC that specializes in industry survey and research.

From our inception in November 2015 through December 2017, we facilitated loans in the aggregate principal amount of approximately RMB 1.2 billion ($183.7 million). We generate revenues primarily from transaction fees, which averaged 2.5% and 2.84% of the principal amount loaned through our platform during the years ended December 31, 2017 and 2016, respectively, and management fees, which averaged 3.1% and 4.1% of the principal amount loaned through our platform during the years ended December 31, 2017 and 2016, respectively, each of which is charged to borrowers for our services. Our revenues totaled approximately $7.0 million in 2017 and approximately $3.7 million in 2016, our first year of operations. See “Item 5. Operating and Financial Review and Prospects — Results of Operation — Revenue” for a description of our transaction and management fees.

We attract borrowers to our platform through relationships with traditional lending or guarantee institutions. In addition, we attract borrowers through referrals from existing borrowers and through online sources, including search engine marketing, search engine optimization, mobile application downloads through major application stores, partnering with online channels through application programming interfaces, as well as various marketing campaigns. The lending and guarantee institutions we work with are compensated directly by the borrowers, and not by us or the lenders we introduce.

We have used various social media and mobile platforms and networks to market our platform to potential lenders. Currently, lenders through our platform consist of individuals of varying levels of net worth. We conduct a limited background check of individuals that lend money through our platform.

As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace nor do we manage our borrowers and lenders’ account portfolios. We facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral. However, we do not take control of funds that pass between such lenders and borrowers. Instead, payments are made through third party payment systems. Prior to August 2017, we used China PnR for payment services. On June 15, 2017, Bank of Shanghai started to serve as the exclusive custodian for our lending platform, providing account management, funds depository, custodian, and account segregation services in connection with funds transfers in loan transactions facilitated via our platform. For loan transactions facilitated through our platform, the bank sets up separate accounts for borrowers, lenders and guarantors and withdraws and deposits funds based on instructions generated by our platform. The bank also provides other ancillary services such as platform user identity verification and account statements preparation. In August 2017, we finished the transition from the custodian system of China PnR to the custodian system of Bank of Shanghai.

We currently facilitate loans exclusively to borrowers that provide an automobile as security to lenders, and in many instances third-party institutions provide a guarantee to lenders as additional security. The automobiles that are secured must be owned by the borrower and may not be encumbered by existing loans. We require that the size of each loan be no more than 70% of the value of the collateral of such loan. However, since none of the loans facilitated through our platform has defaulted to date, neither our collateralization standards nor our collection efforts have been tested in practice.

Historically, we structured many of the loans facilitated through our platform such that representatives of traditional lending or guarantee institutions would borrow the funds from the lenders on our platform and in turn lend such funds to underlying individual or small company borrowers. Pursuant to our agreements with these institutions or their representatives, such institutions and the individuals controlling such institutions committed (i) to borrow from our lenders a target loan amount per month, (ii) to cover all costs incurred in connection with such institutions’ loans made by the institutions to underlying borrowers, (iii) to secure loans through security interests in cars of their underlying borrowers and to repay all loans made by our lenders to these institutions or their representatives. Under our old loan structure, underlying borrowers provided their automobiles as security to the representatives of financing institutions, including our major borrowers, who in turn borrowed funds through our platform. Such security arrangement did not directly involve us or our lenders. The financing institutions affiliated with our borrowers guaranteed the repayment of the respective loans facilitated through our platform.

However, due to limitations on loan sizes to borrowers set forth in the P2P Measures, since the beginning of 2017, we begun to structure loans such that the underlying individual or small company borrowers borrow the funds directly from the lenders we introduce. The loan institutions that previously borrowed from our lenders are now guarantors of such loans. We believe that not all of the loans we facilitated were within the limitations set forth in the P2P Measures. Given that the P2P Measures are new and their implementation is just beginning, there is no guarantee that the relevant government authorities will deem our operations to be in full compliance with the P2P Measures once these measures are implemented. Furthermore, such lending and guarantee institutions are under no contractual obligation to continue partnering with us in the long-term pursuant to these new arrangements. As such, our revenues may decline and we may be subject to penalties imposed by the relevant governmental agencies in the event that we fail to comply with the P2P Measures.

Through September 30, 2016, all of the loans facilitated through our platform were made to borrowers that borrowed through our platform multiple times. During the quarters ended December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017, approximately 66.7%, 48.5%, 71.2%, 68.0% and 85.6% respectively, of the loans facilitated through our platform were made to borrowers that borrowed through our platform multiple times. During the year ended December 31, 2017, the average number of loans per individual borrower was 11.48 and the average number of loans per small business borrower was 17.09. We do not allow borrowers to borrow through our platform unless their prior loans facilitated through our platform have previously been paid in full and we do not allow borrowers to repay their existing loans with new loans facilitated through our platform. Consequently, borrowers must repay loans using funds obtained from other sources other than our platform. Alternatively, the borrower can provide additional collateral, in which case we would allow the borrower to borrow 70% of the value of the additional collateral.

Our Strategy

We have a limited operating history. We plan to continue to expand our borrower base by continuing to attract traditional lending or guarantee institutions whose customers utilize our platform, and generating more referrals from existing clients, and by attracting more individual borrowers directly through online methods such as search engine marketing, search engine optimization, mobile application downloads through major application stores, partnering with online channels through application programming interfaces, as well as various marketing campaigns. In addition, we plan to continue to expand our lender base using various social media and mobile platforms and networks to market our platform to potential lenders. We currently do not and will not promote our products and services through any offline marketing methods in accordance with the newly released Letter No.57. In addition, we intend to branch out into new areas of peer to peer lending in the future by, for example, facilitating loans that are not secured by automobiles or attracting institutional lenders. However, there is no guarantee that our expansion plans will be successful.

In 2015 and 2016, we raised an aggregate of approximately $8.0 million through four private placements in China. We had approximately $5.5 million of cash as of December 31, 2017. We raised net proceeds of approximately $5.2 million in the IPO. We intend to continue to use these funds to grow our business primarily by:

●	enhancing our marketing efforts in order to increase awareness of our marketplace among potential lenders throughout China;

●	enhancing our online platform and mobile app;

●	hiring additional employees to enhance our business structure and management; and

●	increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms.

Our Challenges

The online consumer finance marketplace industry in China is intensely competitive and we compete with many other consumer finance marketplaces. According to the China IRN Report, as of December 31, 2017, there were 1,931 online consumer finance marketplaces in China. In light of the low barriers to entry in the online consumer finance industry in China, we expect more players to enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

Historically, we have been dependent on a limited number of traditional lending or guarantee institutions, their representatives or their clients. For the year ended December 31, 2017, fees generated from loans provided to one borrower accounted for 16.8% of our revenues. For the year ended December 31, 2016, fees generated from loans provided to two borrowers accounted for 45.8% and 31.1% of our revenues, respectively. As of December 31, 2017, no loans facilitated through our platform had defaulted and all payments were timely made. In the event that a loan facilitated through our platform defaults or a payment is not made timely, we are not obligated to repay, or otherwise pay any penalties to, lenders. As such, unlike some of our better capitalized competitors, we have not established a risk reserve fund designed to compensate lenders for any losses they incur in the event of default. Competitors that have established a risk reserve fund may be better positioned to attract lenders than we are. However, the newly released Letter No.57 prohibits the online lending information intermediaries from withdrawing any existing risk reserve fund or originating new risk reserve funds, and requires the online lending information intermediaries to gradually reduce the existing balance of risk reserve fund.

The China Banking Regulatory Commission, Ministry of Industry and Information Technology and the Ministry of Public Security published the P2P Measures on August 17, 2016. According to the P2P Measures, the maximum loan balance at any given time for an individual shall be not more than RMB 200,000, and for a business enterprise not more than RMB 1,000,000, borrowed from a single internet lending information intermediary platform and not more than RMB 1 million for an individual and RMB 5 million for a business enterprise, respectively, in total from all platforms. If we were found to be in violation of the P2P Measures, a penalty of up to RMB30,000 would be imposed for such violation. We would not be fined for each violation; however, if there were repetitive violations, more severe penalties may be imposed. However, it is unclear from the P2P Measures as to the magnitude of such penalties. As of December 31, 2016, 13, or 86.67%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. As of December 31, 2017, 87, or 21.8%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. These loans were facilitated prior to the effectiveness of the P2P Measures and substantially all of them were paid off as of the date of this report. Approximately 76.3% and 66% of our revenues were attributable to these borrowers for the years ended December 31, 2017 and 2016. We believe that we are in full compliance with the P2P Measures and that our new loan structure should continue to be in compliance with the P2P Measures.

On December 8, 2017, the P2P Special Rectification Office released Letter No.57 which requires local financial regulatory authorities, local counterparts of CBRC, local branches of the People’s Bank of China, local public security bureaus, local communication administration agencies and local administration of industry and commerce (“AIC”) to jointly inspect and accept whether a P2P Company complies with the P2P Measures. and other relevant laws and regulations regulating P2P Companies. Letter No.57 provides that a P2P Company shall be not in breach of the following before it can be accepted as qualified to file the P2P Registration, including: (i) it may not conduct “thirteen prohibited actions” or exceed the lending amount limit for a single borrower as required under the P2P Measures after August 24, 2016 and shall gradually reduce the balance of non-compliance business until reaching to a zero balance; (ii) if it has engaged in businesses of the real estate mortgage, Campus loan Business or Cash Loan Business, it is required to suspend new loan origination and to gradually reduce the outstanding balance of such loans as required under the Letter No.26 and the Letter No.141; and (iii) it shall open custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office to deposit customer funds. A P2P Company can only be registered with local financial regulatory authority (“P2P Registration”) after being accepted qualified to file the P2P Registration. Letter No.57 further requires that local government authorities shall conduct and complete the aforementioned acceptance inspection and P2P Registration pursuant to the following time requirement: (i) the P2P Registration for major P2P Companies shall be completed before April 2018; (ii) regarding P2P Companies with substantial outstanding balance of prohibited loans and having difficulties to reduce such balance within required timeframe, the relevant business shall be disposed and/or carved out, and the P2P Registration shall be completed by the end of May 2018; and (iii) regarding P2P Companies with extremely difficulties in completing rectification due to very complex and complicated circumstances, P2P Registration shall be completed no later than by the end of June 2018. In addition, a P2P Company that is unable to pass the acceptance inspection and complete the P2P Registration may, after suspending its online lending business pursuant to the requirements under the relevant laws and regulations and following certain guidance of the government, integrate relevant industry resources in order to continue to participate in the online lending business through merger and acquisitions with other P2P Companies that have completed P2P Registration. P2P Companies that fail to pass the acceptance inspections and complete the P2P Registrations but are continuing to engage in the online lending business may be subject to administrative sanctions, including but not limited to revoking their telecommunication business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to them. Our current plan is to receive the required acceptance inspection in the first quarter of 2018 and to file and complete P2P Registration thereafter, prior to the June 2018 deadline. However, we may change our plan to coordinate with the effective time of the implementation rules of the P2P Measures in Shanghai and requirements from relevant authorities.

Letter No.57 prohibits four types of credit assignment models, including: (i) providing asset securitization services or transferring creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) credit transferred to the actual lender from related individual party of the P2P Company, who is authorized to initially enter into a loan agreement with the borrower and grant loan directly to the borrower and then facilitate the lending on the online platform of the P2P Companies; (iii) connecting demand or term wealth management products with credit assignment targets; and (iv) providing loans by pledging the credit right owned by the lenders. We are not engaged in any of these prohibited credit assignment activities.

Letter No.57 further prohibits P2P Registration to be made to a P2P Company in the event that it facilitates, directly indirectly in any form, a loan transaction that violates relevant laws or regulations on private loan interest rate. According to the “Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Laws in the Trials of Private Lending Cases” promulgated by the Supreme People’s Court of the PRC on August 6, 2015, (i) the annual loan interest rate not exceeding 24% in a private loan should be supported by the people’s court in China (ii) where the annual interest rate agreed on by the borrower and the lender exceeds 36%, the agreement on the exceeding part shall be invalid; and (iii) where the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the people’s court shall support such request. During the year ended December 31, 2016, the loan interests charged to our borrowers were from 12% to 18% while for the nine months period ended September 30, 2017, the interests were between 12% and 16%.

Our P2P Registration may be delayed in the event that the relevant government authorities require rectification of our operations based on their inspection pursuant to Letter No. 57. If we fail to complete the P2P Registration pursuant to the time requirement under the Letter No.57 or any future laws and regulations, we may suspend our online lending business as required and start other business as the case may be, or seek to reengage in the online lending business through merger and acquisitions with other P2P Companies that have completed the P2P Registration. However, if we fail to complete the P2P Registration but continue participating in the online lending business regardless of requirements under relevant PRC laws and regulations, we may be subject to administrative sanctions taken by the related government authorities may take certain actions against us, including but not limited to, banning our website and prohibiting us from providing all kinds of financial services.

We cooperate with Shanghai Credit Information Service Co., Ltd. NFCS is one of the primary systems to collect personal lending records for P2P companies. We utilize NFCS to determine whether borrowers obtain loans through other platforms.

Our Platform

We are an online consumer finance marketplace in China connecting lenders with individual borrowers and small businesses. We believe that our marketplace embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals underserved or even unserved. Our technology-driven platform allows us to efficiently match borrowers with lenders as an alternative means to obtain credits outside side of China’s traditional banking system.

In order to qualify for a loan through our platform, an individual must be a Chinese national age 18 to 60 years. Such individual must possess a good credit score, adequate capability to repay his or her loan or have a capable guarantor, and must have a job that we do not consider to be high risk. We do not assign scores to a borrower. When we review the application, we will take into account a number of factors to evaluate the creditworthiness of an applicant such as his credit score and credit history from third party credit rating agencies. Generally, the report showing an applicant with a Sesame score of 620 and above, no bad credit record and reasonable debt-asset ratio would be considered a good report. We generally consider a job high-risk if it does not pay the borrower on a regular and predictable basis. In order for a small business to qualify for a loan through our platform, such business must possess all required licenses, a good credit report and a qualified legal representative. In addition, an individual that controls such business must meet the same standards we set for individual borrowers and must provide collateral as required of individual borrowers.

Benefits to Borrowers

We believe that we provide the following benefits to borrowers:

Access to consumer credit. Borrowers are significantly underserved by the current consumer finance system in China, which provides insufficient access to funds or, in some cases, no access at all. We provide qualified borrowers with access to consumer credit on terms that are adjusted to borrowers’ risk profiles and in amounts that are suitable to finance certain large consumption expenditures, such as those for home renovations, vehicle purchases, traveling and continuing education.

Quick and convenient access. We provide borrowers with an online loan application and management platform that can be accessed anytime, anywhere through our website and mobile applications. We also provide borrowers with access to live support and easy-to-use online tools throughout the application process and for the lifetime of the loan.

Fast credit approval. We leverage technology to quickly assess risk and determine creditworthiness. We provide borrowers with faster credit decisions compared to traditional sources of consumer credit in China, which may take weeks to provide a decision.

Generally, we make credit decisions within two to three days after a borrower’s initial application is submitted. Once we approve a borrower and post such borrower’s loan on our platform, it generally takes one to two days for lenders to fully subscribe for such loan and the borrower generally receives funds within seven days.

Transparent marketplace. We offer borrowers a transparent end-to-end process with foreseeable turnaround times and clear documentation requirements. All of the loans facilitated through our marketplace feature fixed interest rates, which together with service fees and late payment penalties, are clearly disclosed to borrowers during the application process. However, we do not engage in collection efforts directly or enforce payments. Instead, as disclosed on our website, we rely on our custodian, ChinaPnR, to process all payments between lenders and borrowers.

Benefits to Lenders

We believe that we provide the following benefits to lenders:

Access to a new asset class. We provide lenders with access to an investment opportunity that is outside the traditional investment channels available to lenders in China. We offer lenders the ability to invest on our marketplace with investment thresholds as low as RMB100 (approximately $15) and as high as RMB 200,000 (approximately $29,500), permitting diversification across multiple loans. In 2017, the average loan investment size through our marketplace was approximately RMB 30,000 (approximately $4,600). In 2016, the average loan investment size through our marketplace was approximately RMB 100,000 (approximately $15,000).

Attractive returns. We offer lenders attractive returns, which currently range from 6% to 16% on an annualized basis. Our focus on borrowers with automobiles that are used as collateral and our credit screening capabilities help to improve the reliability of returns obtained through our marketplace.

Easy and quick access. We offer lenders 24/7 access to all available services through our website and mobile applications. We provide lenders with online tools that automatically invest a specified amount of funds committed by the lender according to lender-specified criteria, including desired rate of return and tenure.

Our Services

Through online marketplace, we connect borrowers and lenders with respect to short-term loans. Currently, the terms of loans are generally 30 days, 60 days, 90 days, 120 days and 180 days. There is no minimum loan requirement. The maximum loan requirement is the maximum allowed by PRC law of RMB 200,000 for an individual and RMB 1,000,000 for a business enterprise. The annualized interest rates paid by our borrowers in 2017 and 2016 ranged between approximately 3% and approximately 11% in 2017 and between approximately 6% and approximately 16% in 2016 , with the specific rate charged dependent upon our risk assessment of a borrower. The average interest rate in 2017 and 2016 was 6% and 9%, respectively. In addition to paying our fees, many borrowers pay additional fees to the lending and guarantee companies that are also guarantors of the loans. We believe that bank loan interest rates in China generally range between 5% and 15%. In contrast to traditional banks, our application process is simpler and banks often require deposits of up to 30% to 40% of the amount borrowed. We believe that the loans we facilitate are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. Currently, all of our loan products are secured by automobiles and feature up-front transaction fees and fixed management fees.

We take a number of measures to try to provide security to lenders. For example, in many instances, we partner with third parties in approximately 20 cities that guarantee the loans we facilitate, and, in order to protect their interests and ours, secure garage space, and require the borrower to maintain the secured automobile in one of these garages during the term of the loan. The fees associated with the entities that store these automobiles in their garages are borne by the guarantee institutions we work with. The administrative services relating to these garages are performed by our guarantee company partners. We have employees that observe the operations of such garages. The cars that we secure must be owned by the borrower and the cars may not be subject to any other liens. Certain of the cars that are secured are not held in a garage, but the borrowers issue security on the title of the cars in connection with the loans we facilitate.

We cannot be certain that we have taken all steps necessary to secure these vehicles prior to the funding of a loan and that no further actions are needed to secure such vehicles. Furthermore, since no loans have defaulted, our collection process has not yet been tested. In many instances third-party institutions provide a guarantee to lenders as additional security.

During 2016, 254 loans that we facilitated were guaranteed and during 2017, 3,651 loans were guaranteed. Guarantors consist only of traditional guarantee and lending companies with we collaborate. Such entities are qualified once we have reviewed credit reports and business licenses of such entities and have verified their ability to repay the loans they guarantee. In the event of default, the guarantor would be obligated to pay our lenders the amount owed and the guarantor would take control of the borrower’s collateral.

Previously, we experimented with loans secured by real estate, but no longer provide such option to borrowers. As a result of our risk management process, as of December 31, 2017, no loans facilitated through our platform had defaulted. To the extent a borrower were to default on a loan facilitated through our platform, we would expect to participate in the process to repossess the collateral underlying such loan or to collect from the guarantor of such loan. However, because there have been no defaults to date, our collection process has not been tested and we are uncertain as to the costs of any such process. To the extent the borrower’s car is held in a garage to which we or the guarantor of the loan has access, we believe that the costs should be nominal. The institutions with which we work are obligated to reimburse us for any such collection costs.

Although we facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral, we do not take control of funds that pass between lenders and borrowers that we connect. Instead, payments are made through third party payment systems. Prior to August 2017, we used China PnR for payment services. On June 15, 2017, Bank of Shanghai started to serve as the exclusive custodian for our lending platform, providing account management, funds depository, custodian, and account segregation services in connection with funds transfers in loan transactions facilitated via our platform. For loan transactions facilitated through our platform, the bank sets up separate accounts for borrowers, lenders and guarantors and withdraws and deposits funds based on instructions generated by our platform. The bank also provides other ancillary services such as platform user identity verification and account statements preparation. In August 2017, we finished the transition from the custodian system of China PnR to the custodian system of Bank of Shanghai.

Our Platform and the Transaction Process

We believe that our platform enables a fast loan application process and a superior overall user experience. Our platform touches each point of our relationship with our borrowers and lenders, from the application process through the funding and servicing of loans.

We provide a streamlined application process. To borrowers and lenders alike, the process is designed to be simple, seamless and efficient platform and our sophisticated and proprietary technology to make it possible. We work diligently to try to complete the application process, including a thorough credit assessment and all necessary paperwork, within two to three days.

To ensure the quality of our service, we have an in-house R&D team consisting of 12 employees dedicated to the development of technologies related to our online platform and mobile applications. We also engage third party service providers on a regular basis for platform and related hardware maintenance and updating.

Stage 1: Application

As part of the application process, the prospective borrower is asked to provide various personal details. The specific personal details required will depend upon the borrower’s desired loan product, but typically include PRC identity card information, employer information, bank account information, proof of income and proof of employment. We also collect information related to collateral. For vehicles, the information we collect include registration, insurance policy, mileage information and valuation on certain credible automobile websites in the PRC.

Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources is then matched with the application, including credit reporting platforms of People’s Bank of China and third party credit systems such as Alibaba’s Sesame Credit system. The data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness.

Once we verify the applicant’s identity, address, employment and assets, and confirm that there are no bad records on such applicant, such as breach of contract or defaulted loan payments, we can proceed with the credit assessment of the applicant.

Stage 3: Credit Assessment and Decision-Making

Following initial qualification, we commence a credit review utilizing information provided by the borrower that drives the decision whether to extend credit. Our credit assessment team will first conduct an interview of the applicant by phone. After the initial verification interview, we will analyze the application including supporting documents, the borrower’s credit and loan history as well as credit reports.

If our credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, further due diligence and verification will be conducted, such as additional phone calls to the borrower applicant and the applicant’s employer or guarantor that is identified in the application. These additional steps have led us to discover instances of inaccurate information or unstable income, which would generally lead us to reject the loan application. In addition, we review the borrower’s capability of providing an automobile of adequate value as collateral. Our credit assessment team determines the value of the collateral based on reports from third party appraisal firms. We also determine whether a guarantor of adequate means is prepared to provide a guaranty for the loan. If we determine that a guarantor has difficulty to pay off the loan and interest in the event of a default by the borrower applicant, we may decline the loan application. Generally, an applicant with higher income and more assets has a higher rate of approval once we determine there is no issue with the applicant’s credit.

Following the credit review, we will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application.

The percentages of applications that were approved in each quarter of 2016 and 2017 were as follows:

Q1 2016	52%
Q2 2016	48%
Q3 2016	45%
Q4 2016	38%
Q1 2017	35%
Q2 2017	32%
Q3 2017	31%
Q4 2017	35%

The percentages of applications that were approved have been consistently at the rate between 30% - 40% in 2017. We expect these percentages to continue to decrease starting in the second quarter of 2018 as the number or applicants increases as we enhance our marketing efforts and attract more borrowers.

Stage 4: Approval, Listing and Funding

Once the loan application is approved, we make a loan agreement available online for the prospective borrower’s review and approval. This loan agreement is between the borrower and the lenders who fund the borrower’s loan. Upon acceptance of the loan agreement, the loan is then listed on our marketplace for lenders to view. Once a loan is listed on our marketplace, lenders may then subscribe to the loan using either our automated or self-directed investing tools. Before a loan is disbursed to the borrower, it must be fully subscribed to by lenders. This liquidity management system is designed to ensure the fast and effective matching of borrowers’ loan applications and lenders’ investment demand through the use of a detailed demand forecasting model and real time monitoring. Once a loan is fully subscribed, funds are then drawn from a custody account and disbursed to the borrower.

We do not directly receive any funds from lenders in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by ChinaPnR, a reputable third party service provider. ChinaPnR receives the funds from the lenders’ accounts and transfers a portion of the funds to our account to cover our fees and the remainder to the borrower. Borrowers repay the money to ChinaPnR which in turn deposits the funds in the lenders’ accounts.

Competition

The online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. According to the China IRN Report, as of December 31, 2017, there were 1,931 online consumer finance marketplaces. In light of the low barriers to entry in the online consumer finance industry, we expect more players to enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

We also compete with other financial products and companies that attract borrowers, lenders or both. With respect to borrowers, we compete with other consumer finance marketplaces and traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. With respect to lenders, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate.

Employees

As of January 31, 2018, we had a total of 110 employees of whom four were part-time. We had a total of 58 and 111 employees as of December 31, 2017 and 2016, respectively. The following table sets forth the breakdown of our employees as of January 31, 2018 by function:

	Number of Employees	% of Total
Function
Technology and Development	20	18.18%
Risk Management	36	32.73%
Operations, Sales and Marketing	36	32.73%
Product Development	24	1.80%
General and Administrative	16	14.55%

Total	110	100.00%

As of January 31, 2018, 106 of our employees were based in Shanghai, where our principal executive offices are located, and the remaining employees are located in garages outside of Shanghai for the purpose of administering the automobiles used as collateral for the loans we facilitate.

We added 53 employees in 2017, mostly in our risk management and sales department. These employees are paid a base salary and commissions. Accordingly, these new hires will increase our expenses in 2017 as compared to 2016.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this report, we have made adequate employee benefit payments. However, if we were found by the relevant authorities that we failed to make adequate payment, we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights. Our application for one trademark has been approved by the Trademark Office under the State Administration for Industry and Commerce of PRC. We have been granted three copyrights by the PRC Copyright Bureau for software essential to our service platform and related mobile applications. Our intellectual property also includes domain names 98banks.com and dianniu98.com.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Item 3.D. Risk Factors — Risks Related to Our Business — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “— We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As an online consumer finance marketplace connecting lenders with individual borrowers, we are regulated by various government authorities, including, among others:

●	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

●	the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

●	China Banking Regulatory Commission, or the CBRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

The relevant regulations promulgated by such government authorities are described below.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list,” consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list.” Foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority.

The draft for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of “actual control.” The draft specifically provides that entities established in China, but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the “restricted list” or prohibitions set forth in the “prohibited list.” If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the “restricted list,” the FIE must go through a market entry clearance by the MOFCOM before being established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the “prohibited list,” it must not engage in the business. However, an FIE that conducts business in an industry that is in the “restricted list,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft emphasizes on the security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See “Risk Factors — Risks related to Doing Business in China — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Our PRC subsidiary is mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiary has obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including Internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through our consolidated variable interest entities.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The Guidance Catalog of Industries for Foreign Investment amended in 2017 allows a foreign investor to own more than 50% of the total equity interest in an E-Commerce business.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

Regulations Relating to Peer-to-Peer Lending Business

The PRC government has not promulgated any particular rules, laws or regulations to specially regulate the online peer-to-peer, or peer-to-peer, lending services industry. However, there are certain rules, laws and regulations relevant or applicable to the online peer-to-peer lending services industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

As a type of contract, the loan agreements in the peer-to-peer lending business must meet the requirements of the PRC Contract Law as well as the relevant Supreme People’s Court’s guidance regarding contract formation, validity, performance, enforcement and assignment of contracts. In addition, under the PRC Contract Law and the guidance issued by the Supreme People’s Court in August 2015 on Certain Provisions on Several Issues Concerning the Application of Laws in the Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, a contractual interest rate of above 36% per annum will not be enforceable while the enforceability of interest rates between 24% to 36% depends on the facts of the case.

According to Private Lending Judicial Interpretation, when the lender and borrower formed their lending relationship via an online lending platform, but the online lending platform only provides intermediary service, the People’s Court shall dismiss the lender’s claim if it alleges such platform to assume guarantee responsibilities. The People’s Court, however, shall support the lender’s claim if the provider of the online lending platform makes express indication via webpages, advertisement or other media, or other evidence indicated that it has provided guarantee for the lending, in case that the lender alleges such platform to assume guarantee responsibilities.

A contract for intermediary services under PRC Contract Law is one where the intermediary reports to the client on contract opportunities or supplies intermediary services relating to the entering into of contracts, and the client pays remuneration to the intermediary. The intermediary shall provide the client with a strictly truthful account of all matters relating to the entering into of any contract. Where the intermediary deliberately conceals important matters relating to the entering into of contracts or supplies false information of the facts surrendering the entering into of such contracts, the intermediary is not allowed to claim remuneration and shall also indemnify the client.

In a press conference on April 21, 2014, a senior officer of the CBRC emphasized that a peer-to-peer lending services provider must operate as a platform that serves as an information intermediary between borrowers and lenders, and must not form any pool of capital, provide any guarantee, or illegally raise any funds from the general public. Furthermore, on a public forum held on September 27, 2014, another senior officer of the CBRC mentioned several requirements that the CBRC is contemplating for future regulations of the peer-to-peer lending service industry, which include, among others, that (i) a peer-to-peer lending service provider is neither a credit intermediary bearing credit risk nor a transaction platform, but an information intermediary between lenders and borrowers; (ii) a peer-to-peer lending service provider should not hold lenders’ funds or set up any capital pool; (iii) a peer-to-peer lending service provider must not provide guarantees for lenders in relation to the principal or interests, or bear any system risk or liquidity risk; (iv) the borrowers and lenders using the peer-to-peer lending service providers are required to register their real identity information; (v) a peer-to-peer lending service provider must meet some qualification requirements, such as those with respect to the registered capital, management and corporate governance; (vi) the transfer of funds between borrowers and lenders must be handled by independent third-party payment companies; (vii) peer-to-peer lending service providers must improve information disclosure; (viii) the loans and investments made through the platform should be “micro-financing” that targets individuals and small enterprises; (ix) a peer-to-peer lending service provider should not unreasonably target high-interest financing projects; and (x) a peer-to-peer lending service provider should promote the promulgation and implementation of the rules for peer-to-peer lending service industry, and strengthen the function of self-regulations.

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines provide that a peer-to-peer lending service provider shall function as a platform and provide the lenders and the borrowers with information exchange, deal making, credit rating and other intermediary services. A peer-to-peer lending service provider shall clarify the nature of information intermediary, provide the direct loans between the lenders and borrowers primarily with information services, and must not provide credit enhancement services and engage in illegal fundraising.

The Guidelines require a peer-to-peer lending service provider to choose qualified banking financial institutions as the fund deposit institutions for supervision and administration of customer funds to ensure that the customers’ funds and the service provider’s own funds are managed in separate custody accounts.

According to the Guidelines, a peer-to-peer lending service provider shall make full information disclosure to the customers, and disclose the information concerning its operating activities and financial standing of the borrower to the lenders in a timely manner so that the lenders can develop a full understanding of the operating status of the borrower and the peer-to-peer lending service provider can operate steadily and control the risks.

Under the Guidelines, a peer-to-peer lending service provider shall truly increase the technical security level, keep the customers’ data and transaction information safe and shall not sell or disclose the customers’ personal information in violation of the laws and take effective measures to recognize the identity of customers, monitor and report suspicious transactions proactively, and keep the customers’ data and transaction records safe.

The Guidelines only set out the basic principles for promoting and administering the online peer-to-peer lending services industry, and additional detailed rules and regulations will be adopted by the relevant regulatory bodies to implement and enforce those principles. How the requirements in the Guidelines will be interpreted and implemented remains uncertain.

On August 17, 2016, CBRC, MIIT, the Ministry of Public Security and the State Internet Information Office issued Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries (“P2P Measures”), pursuant to which Internet lending information intermediaries shall provide information services to lenders and borrowers under the principles of integrity, voluntariness and fairness according to the law, and protect their legitimate rights and interests, and shall not provide value-added services, or directly or indirectly raise funds, absorb public deposits or jeopardize national or social public interests. P2P Measures provide that none of internet lending information intermediary may engage in or be entrusted to engage in any of the following activities: (1) financing for its own projects, or doing so in a disguised form; (2) accepting or collecting lenders’ funds, directly or indirectly; (3) offering guarantees to lenders or promise guaranteed returns, directly or disguisedly; (4) promoting, or entrusting or authorizing any third party to promote financing projects at any physical location other than electronic channels like internet, fixed phones and mobile phones; (5) granting loans, unless otherwise provided by laws and regulations; (6) dividing the term of financing projects; (7) selling its own wealth management products and other financial products to raise fund, or sell banks’ wealth management products, brokers’ assets management products, funds, insurance or trust products, or other financial products on behalf of others; (8) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (9) mixing, bundling or selling as an agent in any form the investment, sales agent and brokerage services of other institutions unless permitted by laws and regulations, and regulatory rules on internet lending; (10) fabricating a financing project, exaggerate the earnings prospects of a financing project, conceal its flaws and risks, falsely advertise or promote a project with ambiguity in language or other deceptive means, make up or spread false information or incomplete information to damage the commercial reputation of others, misleading lenders or borrowers; (11) providing information intermediation services for high-risk financing projects in which loans are used in stock investments, OTC margin financing, futures contracts, structured products and other derivatives; (12) providing equity crowdfunding services; and (13) other activities prohibited by laws and regulations, and regulatory rules on internet lending. Internet lending shall be dominated by small loans. P2P Measures also stipulate that an internet lending information intermediary shall, based on its risk management capability, set upper limits of loan balance of a single borrower borrowed from a single internet lending information intermediary and from all internet lending information intermediaries to avoid credit concentration risk. The loan balance upper limit for a natural person shall be not more than RMB 200,000 borrowed from a single internet lending information intermediary platform and not more than RMB 1 million in total maximum from all platforms. The maximum loan balance for a legal person or other organizations shall be not more than RMB 1 million borrowed from a single internet lending information intermediary platform and not more than RMB 5 million in total from all platforms. The P2P Measures will likely go effective in August 2017, after which borrowers may not borrow more than RMB 200,000 on a peer-to-peer lending platform.

In February 2017, the CBRC released the Guidance to regulate funds depositories for online lending intermediaries, or the Guidance. The Guidance defines depositories as commercial banks that provide online lending fund depository services, and stipulates that the depositories shall not be engaged in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guarantying principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

Apart from the requirements set forth in the P2P Measures, the Guidance imposes certain responsibilities on online lending intermediaries, including requiring them to enter into fund depository agreements with only one commercial bank to provide fund depository services, organize independent auditing on funds depository accounts of borrowers and investors and various other services. The Guidance also provides that online lending intermediaries are permitted to develop an online lending fund depository business only after satisfying certain conditions, including: (i) completing registration, filing records and obtaining a business license from the Industry and Commerce Administration Department; (ii) filing records with the local financial regulator; and (iii) applying for a corresponding value-added telecommunications business license pursuant with the relevant telecommunication authorities. The Guidance also requires online lending intermediaries to perform various obligations, and prohibits them advertising their services with the information of their depository except for in accordance with necessary exposure requirements, the interpretation and applicability of which is unclear, as well as oversight requirements. The Guidance also raises other business standards and miscellaneous requirements for depositories and online lending intermediaries as well. Online lending intermediaries and commercial banks conducting the online depository services prior to the effectiveness of the Guidance have a six-month grace period to rectify any activities not in compliance with the Guidance.

On May 27, 2017, CBRC, Ministry of Education and Ministry of Human Resources and Social Security of the PRC jointly issued Letter No. 26. Letter No.26 prohibits a P2P Company from providing online lending services to college students. On December 1, 2017, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks jointly issued Letter No. 141. Letter No.141 prohibits micro loan companies from raising money through a P2P Company. Letter No.141 further provides that a “P2P Company”: (i) shall not facilitate loan transactions to realize interest rates that do not comply with relevant laws and provisions; (ii) shall not outsource core business including customers information collection, customers identifying and screening, credit assessing and opening accounts for customers etc.; (iii) shall not involve banking financial institutions in online P2P lending business; and (iv) shall not provide online lending services for (a) students or borrowers who are not capable of repaying their loans in the scope of their marketing efforts, (b) property down payment loans, and (c) borrowing without specified use.

We believe we are in compliance with Letter No. 141 except that the regulatory authorities may deem our practice of requiring payment of commissions and fees by the borrowers at the time of disbursement of loan proceeds to be in violation of Letter No. 141. To address this concern, we may need to amend our agreements with borrowers to with respect to processing of our fees and commissions so that we will be in compliance with Letter No. 141. However, even if we were to implement such changes, we cannot assure you that the regulatory authorities will not require us to make further adjustment in our operations to comply with Letter No. 141. The finding that our operations are not in compliance with Letter No. 141, or the implementation of any material changes to our business operations have a material impact on our future financial results.

On December 8, 2017, the P2P Special Rectification Office released Letter No.57 which requires local financial regulatory authorities, local counterparts of CBRC, local branches of the People’s Bank of China, local public security bureaus, local communication administration agencies and local AIC to jointly inspect and accept whether a P2P Company complies with the P2P Measures and other relevant laws and regulations regulating P2P Companies. Letter No.57 provides that a P2P Company shall be not in breach of the following before it can be accepted as qualified to file the P2P Registration, including: (i) it may not conduct “thirteen prohibited actions” or exceed the lending amount limit for a single borrower as required under the P2P Measures after August 24, 2016 and shall gradually reduce the balance of non-compliance business until reaching to a zero balance; (ii) if it has engaged in businesses of the real estate mortgage, Campus loan Business or Cash Loan Business, it is required to suspend new loan origination and to gradually reduce the outstanding balance of such loans as required under the Letter No.26 and the Letter No.141; and (iii) it shall open custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office to deposit customer funds. A P2P Company can only be registered with local financial regulatory authority (“P2P Registration”) after being accepted qualified to file the P2P Registration. Letter No.57 further requires that local government authorities shall conduct and complete the aforementioned acceptance inspection and P2P Registration pursuant to the following time requirement: (i) the P2P Registration for major P2P Companies shall be completed before April 2018; (ii) regarding P2P Companies with substantial outstanding balance of prohibited loans and having difficulties to reduce such balance within required timeframe, the relevant business shall be disposed and/or carved out, and the P2P Registration shall be completed by the end of May 2018; and (iii) regarding P2P Companies with extremely difficulties in completing rectification due to very complex and complicated circumstances, P2P Registration shall be completed no later than by the end of June 2018. In addition, a P2P Company that is unable to pass the acceptance inspection and complete the P2P Registration may, after suspending its online lending business pursuant to the requirements under the relevant laws and regulations and following certain guidance of the government, integrate relevant industry resources in order to continue to participate in the online lending business through merger and acquisitions with other P2P Companies that have completed P2P Registration. P2P Companies that are fail to pass the acceptance inspections and complete the P2P Registrations but are continuing to engage in the online lending business may be subject to administrative sanctions, including but not limited to revoking their telecommunication business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to them. Our current plan is to receive the required acceptance inspection in the first quarter of 2018 and to file and complete P2P Registration thereafter, prior to the June 2018 deadline. However, we may change our plan to coordinate with the effective time of the implementation rules of the P2P Measures in Shanghai and requirements from relevant authorities. Due to the lack of interpretation and detailed implementation rules and the fact that the laws and regulations regulating the online lending business in the PRC are rapidly evolving, it is unclear to us whether our rectifications to our business operation are acceptable to the regulatory authorities. Even we are positively rectifying our business operation in accordance with the existing laws and regulations that are applicable to us, and even if we implement certain measures as required by the regulatory authorities in the future, we cannot assure you that the adjusted business operation will be in full compliance with existing and future laws and regulations, nor can we assure you that we would receive the acceptance inspection in time from the relevant government authorities or complete the P2P Registration within required timeframe. If any of the foregoing were to occur, the result could materially and adversely affect our business, financial condition and results of operations.

Letter No.57 also prohibits a P2P Company from facilitating, in any way, a loan transaction that violates relevant laws or regulations on private loan interest rate. According to the “Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Laws in the Trials of Private Lending Cases” promulgated by the Supreme People’s Court of the PRC on August 6, 2015, (i) the annual loan interest rate not exceeding 24% in a private loan should be supported by the people’s court in China; (ii) where the annual interest rate agreed on by the borrower and the lender exceeds 36%, the agreement on the exceeding part shall be invalid; and (iii) where the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the people’s court shall support such request. During the year ended December 31, 2016, the loan interests charged to our borrowers were from 12% to 18% while for the nine months period ended September 30, 2017, the interests were between 12% and 16%.

Pursuant to Letter No.57, a P2P Company cannot be registered with the local financial regulator if such P2P Company still conducts real estate down payment loans business, Campus Loan Business or Cash Loan Business after Letter No.26 and Letter No.141 are released. The local Office of the Leading Group for the Special Campaign against shall publicize the information relating to the rectification and acceptance outcome of P2P Companies on the designated official website for at least two weeks, while P2P Companies are required to publicize those information on its official website and application at the same time.

Our marketplace serves as an information intermediary between borrowers and lenders and we are not a party to the loans facilitated through our marketplace. We have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations. However, due to the lack of detailed regulations, implementation measures and guidance in the area of peer-to-peer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. In addition, we cannot assure you that we will be able to complete the P2P Registration before April 2018, if we do not meet with the acceptance criteria and pass the local relevant government authorities’ examination. See “Risk Factors — Risks Related to Our Business — The laws and regulations governing the peer-to-peer lending industry in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Regulations Relating to Value-Added Telecommunication Business Certificates

The Telecommunications Regulations promulgated on September 25, 2000 and amended in July 2014 and February 2016 respectively by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business from the MIIT or its provincial level counterparts.

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a value added telecommunication services license for internet information services, from the relevant government authorities before engaging in any commercial internet information services operations in China. The value-added telecommunications services license has a term of five years and can be renewed within 90 days before expiration.

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an value added telecommunication services certificate or engaging in the operation of online data processing and transaction processing without having obtained an electronic data interchange certificate. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close. Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear.

Administration of mobile Internet application, or App, information services are strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, which became effective on August 1, 2016. The MIAIS Regulations were enacted to regulate App, App providers (including App owners or operators) and online App stores. Information service providers that utilize Apps are required to obtain relevant qualifications pursuant to PRC laws and regulations.

The MIAIS Regulations impose certain duties on App providers, including: (i) verifying real identities with the registered users through mobile phone numbers; (ii) establishing and improving the mechanism for user information security protection; (iii) establishing and improving the verification and management mechanism for the information content; adopting proper sanctions and measures relating to the release of illegal information content; (iv) protecting and safeguarding users’ “rights to know and rights to choose” during installation or use; (v) respecting and protecting intellectual property rights of others; and (vi) keeping records of user log information for 60 days.

Dianniu, our PRC consolidated variable interest entity, would be required to obtain an applicable value-added telecommunications service license in accordance with the P2P Measures and the relevant provisions of telecommunications authorities after completing the P2P Registration with a local financial regulatory authority. However, neither the Telecommunications Regulations nor the P2P Measures have explicitly stipulated which kind of value-added telecommunications service license is required for online lending intermediaries. Dianniu plans to apply for a value-added telecommunications service license pursuant to the P2P Measures and the requirements of relevant telecommunications authorities as soon as it has completed the P2P Registration. There can be no assurance that we will be able to obtain the value-added telecommunications service license in the near future. Given the ambiguity of PRC laws and regulations, we cannot predict the impact of any delay or failure on our financial conditions and results of operations. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Dianniu will be required to obtain a separate operating license in addition to the value-added telecommunications service license. See also “— Regulations Relating to Intellectual Property Rights” and “Risk Factors-We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreement between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning the Application of Laws in the Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online peer-to-peer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online peer-to-peer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online peer-to-peer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the peer-to-peer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will not be enforced by the courts and the courts will support the borrower’s request to demand the return of the part of interest payment in excess of 36%. All the loan transactions facilitated over our marketplace are between individuals currently. The APRs for the term loans on our marketplace currently range from 6% to 16%, which comprises a fixed interest rate and a transaction fee rate we charge borrowers for our services. The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates.

In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business of connecting lenders with individual borrowers may constitute intermediary service, and our service agreements with borrowers and lenders may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$157,342), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$78,671), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as a platform for borrowers and lenders and are not a party to the loans facilitated through our platform. In addition, we do not directly receive any funds from lenders in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by ChinaPnR, a reputable third party service provider.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online peer-to-peer lending service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including peer-to-peer lending platforms, to improve technology security standards, and safeguard customer and transaction information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An Internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers, including online peer-to-peer lending platforms, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

In operating our online consumer finance marketplace, we collect certain personal information from borrowers and lenders, and also need to share the information with our business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and lenders over our marketplace. We have obtained consent from the borrowers and lenders on our marketplace to collect and use their personal information, and have also established information security systems to protect the user information and privacy. However, as the implementing rules of the Guidelines have not been published, there is uncertainty as to how the requirements for protecting customers’ personal information in the Guidelines will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that may become applicable to us in the future.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. The PRC is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this report, we have made application for two trademarks, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce.

The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended, the Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and former Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet in April 2005. These measures became effective in May 2005.

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002, and revised in 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyrights may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency.

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE issued SAFE Circular 36, which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. However, our PRC subsidiary is not established within the designated areas. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. We are aware that our PRC resident beneficial owners subject to these registration requirements. Mr. Erxin Zeng and Mr. Xiaohui Liu have all fulfilled the registration under relevant SAFE regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2000, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Dianniu has been participating in employee benefit plans required by PRC laws and regulations and has made adequate contribution to such plans as of the date of this report. If we fail to make adequate contributions to various employee benefit plans in the future, we may be subject to fines and other administrative sanctions under PRC law.

Organizational Structure

We began our operations in China through Shanghai Dianniu Internet Finance Information Service Co. Ltd., which was formed in November 2015. In early 2017, we incorporated Golden Bull Limited under the laws of the Cayman Islands as our offshore holding company under our former name Point Cattle International Limited. In March 2017, we established our wholly owned Hong Kong subsidiary, Point Cattle Group Company Limited, which formed Shanghai Fuyu Information and Technology Co., Ltd., its wholly owned subsidiary in PRC (the “WFOE”). Through the contractual arrangements between the WFOE, Dianniu and the majority shareholders of Dianniu, we control 93.2% of Dianniu. These contractual arrangements allow us to effectively control and derive 93.2% of the economic interest from Dianniu.

In addition to Dianniu, the WFOE has entered into a series of contracts with Shanghai Baoxun Advertisement Design Co., Ltd. (“Baoxun”), a company formed in February 2017 under the laws of PRC, and Baoxun’s shareholders. Baoxun currently does not have any operations. However, we expect that in the future Baoxun will engage in the design and production of online advertisement and marketing survey services for online marketplaces.

Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this Report:

*	Huishi Equity Investment Fund Management (Shanghai) Co., Ltd. is a third party institutional investor in Dianniu and is not a party to any of the VIE Agreements described herein. Shaanxi Xifeng Investment Co., Ltd., a former shareholder of Dianniu, transferred its 4.0625% equity interest in Dianniu to Xiaohui Liu for a consideration of RMB 3,000,000 on October 15, 2017.

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law. The provision of internet financing services providing value-add telecommunications business, which we conduct through our VIE, is within the category under the Catalog in which foreign investment is currently restricted, which makes a VIE structure necessary. In addition, we intend to centralize our management and operation in the PRC without being restricted to conduct certain business activities which are important for our current or future business but are restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and Dianniu are essential for our business operation. These contractual arrangements with Dianniu and its shareholders enable us to exercise effective control over Dianniu and hence consolidate its financial results as our VIE.

In our case, the WFOE effectively assumed management of the business activities of Dianniu through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements and amendments to some of the agreements, including Equity Pledge Agreements and an Amendment, a Technical Consultation and Service Agreement and an Amendment to it, a Business Cooperation Agreement and an Amendment to it, Equity Option Agreements and an Amendment, and Voting Rights Proxy and Finance Supporting Agreements and an Amendment. Through the VIE Agreements, the WFOE has the right to advise, consult, manage and operate Dianniu for an annual consulting service fee in the amount of 93.2% of Dianniu’s net profit. Three Shareholders of Dianniu Erxin Zeng, Xiaohui Liu and Qian Lai Qian Wang (Shanghai) Equity Investment Fund Management Co., Ltd. (the “Dianniu Participating Shareholders”) have each pledged all of their right, title and equity interests in Dianniu as security for the WFOE to collect consulting services fees provided to Dianniu through the Equity Pledge Agreement. In order to further reinforce the WFOE’s rights to control and operate Dianniu, the Dianniu Participating Shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in Dianniu through the Equity Option Agreement.

The material terms of the VIE Agreements with Dianniu are as follows:

Technical Consultation and Service Agreement. Pursuant to the Technical Consultation and Service Agreement between WFOE and Dianniu dated June 8, 2017, as amended by the Amendment to Technical Consultation and Service Agreement between WFOE and Dianniu dated December 4, 2017, WFOE has the exclusive right to provide consultation and services to Dianniu in the area of fund, human, technology and intellectual property rights. For such services, Dianniu agrees to pay service fees in the amount of 93.2% of its net income and also has the obligation to absorb 93.2% of Dianniu’s losses. WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and payment term can be amended by the WFOE and Dianniu’s consultation and the implementation. The term of the Technical Consultation and Service Agreement is 20 years. WFOE may terminate this agreement at any time by giving 30 day’s written notice to Dianniu.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement between WFOE and Dianniu dated June 8, 2017, as amended by the Amendment to Business Cooperation Agreement between WFOE and Dianniu dated December 4, 2017, WFOE has the exclusive right to provide Dianniu with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, WFOE is entitled to a service fee that equals to 93.2% of the net income of Dianniu determined by U.S. GAAP, the service fees may be adjusted based on the services rendered by WFOE in that month and the operational needs of Dianniu. WFOE also exclusively owns any intellectual property rights arising from the performance of the Business Cooperation Agreement. The Business Cooperation Agreement shall remain effective unless it is terminated or is compelled to terminate under applicable PRC laws and regulations. WFOE may terminate this Business Cooperation Agreement at any time by giving 30 days’ prior written notice to Dianniu.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreements among WFOE, Dianniu and Dianniu Participating Shareholders dated June 8, 2017 and the Amendment to Equity Pledge Agreement among WFOE, Dianniu and Xiaohui Liu dated December 4, 2017, Dianniu Participating Shareholders pledged all of their equity interests in Dianniu to WFOE to guarantee Dianniu’s performance of relevant obligations and indebtedness under the Technical Consultation and Service Agreement and other control agreements (“Control Agreement”). In addition, Dianniu Participating Shareholders have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. If Dianniu breaches its obligation under the Control Agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests in order to recover these breached amounts. The Pledge shall be continuously valid until all of the Dianniu Participating Shareholders are no longer shareholders of Dianniu or the satisfaction of all its obligations by Dianniu under the Control Agreements.

Equity Option Agreement. Pursuant to the Equity Option Agreements among WFOE, Dianniu and Dianniu Participating Shareholders dated June 8, 2017 and the Amendment to Equity Option Agreement among WFOE, Dianniu and Xiaohui Liu dated December 4, 2017, WFOE has the exclusive right to require each Dianniu Participating Shareholder to fulfill and complete all approval and registration procedures required under PRC laws for WFOE to purchase, or designate one or more persons to purchase, each Dianniu Participating Shareholder’s equity interests in Dianniu, once or at multiple times at any time in part or in whole at WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Equity Option Agreements shall remain effective until all the equity interest owned by each Dianniu Participating Shareholder has been legally transferred to WFOE or its designee(s).

Voting Rights Proxy and Financial Supporting Agreement. Pursuant to the Voting Rights Proxy and Financial Supporting Agreements among WFOE, Dianniu and Dianniu Participating Shareholders dated June 8, 2017 and pursuant to the Amendment to Voting Rights Proxy and Financial Supporting Agreement among WFOE, Dianniu and Xiaohui Liu dated December 4, 2017, each Dianniu Participating Shareholder irrevocably appointed WFOE or WFOE’s designee to exercise all his or her rights as Dianniu Participating Shareholders under the Articles of Association of Dianniu, including but not limited to the power to exercise all shareholder’s voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of Dianniu. The term of the Voting Rights Proxy and Financial Supporting Agreements is 20 years.

The WFOE has also entered into a series of VIE agreements with Baoxun, and Baoxun’s shareholders, upon the same materials terms as described above. Baoxun currently does not have any operations. However, we expect that in the future Baoxun will engage in the design and production of online advertisement and marketing survey services for online marketplaces. Social survey, including marketing survey service, is within the category in which foreign investment is restricted pursuant to the Catalog.

The material terms of the VIE Agreements with Baoxun are as follows:

Technical Consultation and Service Agreement. Pursuant to the Technical Consultation and Service Agreement between WFOE and Baoxun dated June 8, 2017, WFOE has the exclusive right to provide consultation and technology services to Baoxun in the areas of finance, human resource, technology and intellectual property rights. For such services, Baoxun agrees to pay an annual service fee in the amount of 100% of its net income as determined in accordance with U.S. GAAP and a quarterly flowing charge and also has the obligation to absorb 100% of Baoxun’s net loss determined in accordance with U.S. GAAP. WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The service fees can be adjusted by the parties upon the request of the WFOE. The term of the Technical Consultation and Service Agreement is 20 years. WFOE may terminate this agreement at any time by giving 30 days’ written notice to Baoxun.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement between WFOE and Baoxun dated June 8, 2017, WFOE has the exclusive right to provide Baoxun with technical support, business support and related consulting services, including but not limited to technical services, business consultation, equipment and property leasing, marketing consulting, system integration, product research and development, and system maintenance. In exchange, WFOE is entitled to a service fee that equals to 100% of the net income of Baoxun determined by U.S. GAAP and absorb all the losses of Baoxun determined in accordance with U.S. GAAP. The service fees may be adjusted based on the services rendered by WFOE in that month and the operational needs of Baoxun. WFOE also exclusively owns any intellectual property rights arising from the performance of the Business Cooperation Agreement. The Business Cooperation Agreement shall maintain effective unless it is terminated by WFOE upon 30 days’ written notice or in accordance with applicable PRC laws and regulations. WFOE may terminate this Business Cooperation Agreement at any time by giving 30 days’ prior written notice to Baoxun.

Equity Pledge Agreements. Pursuant to the Equity Pledge Agreements among WFOE, Baoxun and all the shareholders of Baoxun (“Baoxun Shareholders”) dated June 8, 2017, Baoxun Shareholders pledged all of their equity interests in Baoxun to WFOE to guarantee Baoxun’s performance of its obligations under the Technical Consultation and Service Agreement and other control agreements (“Baoxun Control Agreements”). The equity pledge shall become effective on such date when the pledge has been registered with relevant local authority. Baoxun Shareholders have completed the registration of the equity pledge with the competent local authority. If Baoxun breaches its obligation under the Baoxun Control Agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. The Equity Pledge Agreement is valid until the satisfaction of all its obligations by Baoxun under the Baoxun Control Agreements.

Equity Option Agreements. Pursuant to the Equity Option Agreements among WFOE, Baoxun and Baoxun Shareholders dated June 8, 2017, for a consideration of RMB 1, WFOE is granted an option to require each Baoxun Shareholder to fulfill and complete all approval and registration procedures required under PRC laws for WFOE or its designee to purchase Baoxun Shareholders’ equity interests in Baoxun, once or at multiple times at any time in part or in whole at WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Equity Option Agreement shall remain effective until all the equity interest owned by each Baoxun Shareholder has been legally transferred to WFOE or its designee(s).

Voting Rights Proxy and Financial Supporting Agreements. Pursuant to the Voting Rights Proxy and Financial Supporting Agreements among WFOE, Baoxun and Baoxun Shareholders dated June 8, 2017, each Baoxun Shareholder irrevocably appointed WFOE or its designee to exercise all his or her rights as Baoxun Shareholders under the Articles of Association of Baoxun, including but not limited to the power to exercise all shareholder’s voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of Baoxun. The Baoxun Shareholders also agree to provide necessary financial support to Baoxun in connection with its operation. The term of the Voting Rights Proxy and Finance Supporting Agreements is 20 years.

We do not expect that the classification of either Dianniu or Baoxun under the Catalog will change or either of our VIE entities will be re-classified to a different industry in the near future.

Property, Plants and Equipment

Our principal executive office is located on leased premise comprising 1,000 square meters in Shanghai, China. We lease our premise from an unrelated third party under an operating lease. The lease for our principal executive offices is effective until January 2018 and we expect to be able to renew such lease. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

We believe that our current property rights are sufficient for our current operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A. Operating Results

Overview

We have a limited operating history as an online finance marketplace, or “peer-to-peer” lending company, in China that provides borrowers access to short-term loans. The loans that we are arranging currently generally range from 30 days to 90 days and are, secured by borrowers’ automobiles. Through our online marketplace, we connect individual lenders with individual and small business borrowers. We currently conduct our business operations exclusively in China.

We believe our technology-driven marketplace provides eligible borrowers with a quick, accessible and affordable way to meet their liquidity needs. Our online marketplace may be accessed only by qualified borrowers, as discussed above under the heading “— Our Platform.” We currently target individual borrowers that display stable credit performance and salary income and small business borrowers that have stable cash income and are able to provide acceptable guarantee by their legal representatives. We implement a risk management process to try to minimize the risk of nonpayment to lenders. Such process involves a thorough review of credit reports prepared by third parties and may also include inquiries by us of employers or associates of potential borrowers.

Our marketplace also provides lenders with risk-adjusted returns that we believe are attractive. The average annualized return for lenders that have provided loans through our platform in 2017 was 11.78%, compared to a peer-to-peer industry average return rate of 9.45%, based on the China IRN Report, issued by ChinaIRN.com, an independent research institution in PRC that specializes in industry survey and research.

From our inception in November 2015 through December 2017, we facilitated loans in the aggregate principal amount of approximately RMB 1.2 billion ($183.7 million). We generate revenues primarily from transaction fees, which averaged 2.5% and 2.84% of the initial principal amount loaned through our platform during the years ended December 31, 2017 and 2016, respectively, and management fees, which averaged 3.1% and 4.1% of the initial principal amount loaned through our platform during the years ended December 31, 2017 and 2016, respectively, each of which is charged to borrowers for our services. Our revenues totaled approximately $3.7 million in 2016, the first year of our operations, and approximately $7.0 million for the year ended December 31, 2017.

We attract borrowers to our platform primarily through offline sources, including through relationships with traditional lending or guarantee institutions. In addition, we attract borrowers through referrals from existing borrowers and through online sources, including search engine marketing, search engine optimization, mobile application downloads through major application stores, partnering with online channels through application programming interfaces, as well as various marketing campaigns. The lending and guarantee institutions we work with are compensated directly by the borrowers, and not by the lenders or us.

We have used various social media and mobile platforms and networks to market our platform to potential lenders. Currently, lenders through our platform consist of individuals of varying levels of net worth. We conduct a limited background check of individuals that lend money through our platform.

As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace nor do we manage our borrowers and lenders’ account portfolios. We facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral. However, we do not take control of funds that pass between such lenders and borrowers. Instead, payments are made through third party payment systems, such as China PnR. We have arrangements with China PnR pursuant to which our fees are paid by the custodian directly. After each loan transaction is funded through our marketplace, we have access to the account management system of China PnR. Based on information provided by such system, we calculate default rates of loans, if any, facilitated through our platform. On August 13, 2017, we have switched the custodian in our platform from China PnR to Bank of Shanghai.

We currently facilitate loans exclusively to borrowers that provide an automobile as security to lenders, and in many instances third-party institutions provide a guarantee to lenders as additional security. The automobiles that are secured must be owned by the borrower and the lien imposed by our lenders must be a first lien. We require that the size of each loan be no more than 70% of the value of the collateral of such loan. However, since none of the loans facilitated through our platform has defaulted to date, neither our collateralization standards nor our collection efforts have been tested in practice.

Through September 30, 2016, 100% of the loans facilitated through our platform were made to borrowers that have borrowed through our platform multiple times. During the quarters ended December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017, approximately 66.7%, 48.5%, 71.2%, 68.0% and 85.6% respectively, of the loans facilitated through our platform were made to borrowers that have borrowed through our platform multiple times. We do not allow borrowers to borrow through our platform unless their prior loans facilitated through our platform have previously been paid in full and we do not allow borrowers to repay their existing loans with new loans facilitated through our platform. Consequently, borrowers must repay loans using funds obtained from other sources other than our platform. Alternatively, the borrower can provide additional collateral, in which case we would allow the borrower to borrow 70% of the value of the additional collateral.

In 2015 and 2016, we raised an aggregate of approximately $8.0 million through four private placements in China. We had approximately $5.5 million of cash as of December 31, 2017. We intend to continue to use such funds, and the funds we raised in the IPO in March 2018, to grow our business primarily by:

●	enhancing our marketing efforts in order to increase awareness of our marketplace among potential lenders throughout China;

●	enhancing our online platform and mobile app;

●	hiring addition employees to enhance our business structure and management; and

●	increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms.

On March 22, 2018, the Company completed the closing of its initial public offering of 1,550,000 ordinary shares at a public offering price of $4.00 per share, for total gross proceeds of approximately $6.2 million before underwriting discounts and commissions and offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 232,500 common shares at the public offering price of $4.00 per share, less underwriting discount and commissions. On March 28, 2018, the Company sold an additional 232,500 common shares for a gross proceed of $930,000. The Company has also granted the underwriters an option to purchase up to an additional 178,250 ordinary shares at an exercise price equal to 125% of the public offering price of $5.00 per share. These warrants will be non-exercisable and non-transferable for 180 days following March 19, 2018, the effective date of our registration statement on the Form F-1 (File Number: 333-222269), or the Form F-1. Such warrants will provide for cashless exercise in certain circumstances and shall terminate three years and six months after the effective date of the Form F-1.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Reliance on Limited Number of Borrowers

Historically, we structured many of the loans facilitated through our platform such that individuals and referrals from traditional lending or guarantee institutions would borrow the funds from the lenders on our platform and in turn lend such funds to underlying individual or small company borrowers. Pursuant to our agreements with these institutions, such institutions and the individuals controlling such institutions committed (i) to borrow a target loan amount per month, (ii) to cover all costs incurred in connection with collections from underlying borrowers, (iii) to secure loans through security interests in cars of underlying borrowers and (iv) to repay all loans made by our lenders to these institutions or their representatives. Under our old loan structure, underlying borrowers provided their automobiles as security to the representatives of financing institutions, including our major borrowers, who in turn borrowed funds through our platform. Such security arrangement did not directly involve us or our lenders. The financing institutions affiliated with our borrowers guaranteed the repayment of the respective loans facilitated through our platform. As of December 31, 2017, we partnered with an aggregate of 26 lending and guarantee companies of loans facilitated through our platform. As of December 31, 2016, we partnered with an aggregate of 4 lending and guarantee companies of loans facilitated through our platform.

However, due to limitations on loan sizes to borrowers set forth in the P2P Measures (defined below), we have begun to structure loans such that the underlying individual or small company borrowers borrow the funds directly from the lenders on our platform. The loan institutions are guarantors of such loans. We believe that not all of the loans we facilitated were within the limitations set forth in the P2P Measures. As of December 31, 2017, 87, or 21.8%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. As of December 31, 2016, 13, or 86.67%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. These loans were facilitated prior to the effectiveness of the P2P Measures and substantially all of them were paid off as of the date of this report. Approximately 76.3% and 66% of our revenues were attributable to these borrowers for the years ended December 31, 2017 and 2016. We believe that we are in full compliance with the P2P Measures and that our new loan structure should continue to be in compliance with the P2P Measures.

Given that the P2P Measures are new and their implementation is just beginning, there is no guarantee that the relevant government authorities will deem our operations to be in full compliance with the P2P Measures once these measures are implemented. Furthermore, such lending and guarantee institutions are under no contractual obligation to continue partnering with us in the long-term pursuant to these new arrangements. As we further adjust our business due to the P2P Measures, our revenues may decline and we may be subject to penalties imposed by the relevant governmental agencies in the event that we fail to comply with the P2P Measures.

Competition

The online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. According to the China IRN Report, as of December 31, 2017, there were 1,931 online consumer finance marketplaces. Many of our competitors are more established and have greater resources than our company. In light of the low barriers to entry in the online consumer finance industry, we expect more players to enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

Supply and Demand for Consumer Credit in China

Our success is largely dependent on the demand for consumer credit in China and our ability to make our marketplace accessible to a large number of potential borrowers. According to the China IRN Report, the demand for consumer credit on peer-to-peer platforms in China in 2017 is approximately $3.2 trillion and is expected to grow to $4.0 trillion in the year 2018. However, in the event that such demand decreases, or we are unable to attract borrowers to our platform and properly service their loans upon acceptable terms, we may not be successful.

PRC Regulatory Environment

The regulatory environment for the peer-to-peer lending industry in China is evolving. Most recently, multiple PRC governmental authorities have published and promulgated various new laws and rules to further regulate the marketplace lending industry in China. We have closely tracked the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with new rules, and believe that such timely compliance with these newly promulgated rules is essential to our growth. To the extent that we need to modify our operations to comply with relevant PRC laws and regulations, or implement certain compliance measures, such changes may increase our operating costs and impact our profitability.

The China Banking Regulatory Commission, Ministry of Industry and Information Technology and the Ministry of Public Security published the P2P Measures on August 17, 2016. According to the P2P Measures, effective August 17, 2017, the maximum loan balance at any given time for an individual shall be not more than RMB 200,000, and for a business enterprise not more than RMB 1,000,000, borrowed from a single internet lending information intermediary platform and not more than RMB 1 million for an individual, and RMB 5 million for a business enterprise, in total from all platforms. Pursuant to the P2P Measures, if an online lending information service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online lending information services, sanctions could be imposed by the local financial regulatory departments or other relevant regulatory departments, including, among others, supervision interviews, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000, and criminal liabilities if the act constitutes a criminal offense. Historically, we facilitated loans in excess of the RMB 200,000 limitation set forth in the P2P Measures. However, in advance of the implementation of the P2P Measures, we restructured our business model. As of December 31, 2017, all of the new loans we facilitated were within the limitations set forth in the P2P Measures.

Historically, we structured many of the loans facilitated through our platform such that representatives of traditional lending or guarantee institutions would borrow the funds from the lenders on our platform and in turn lend such funds to underlying individual or small company borrowers. Pursuant to our agreements with these institutions or their representatives, such institutions and the individuals controlling such institutions committed (i) to borrow from our lenders a target loan amount per month, (ii) to cover all costs incurred in connection with such institutions’ loans made by the institutions to underlying borrowers, (iii) to secure loans through security interests in cars of their underlying borrowers and (iv) to repay all loans made by our lenders to these institutions or their representatives. Under our old loan structure, underlying borrowers provided their automobiles as security to the representatives of financing institutions, including our major borrowers, who in turn borrowed funds through our platform. Such security arrangement did not directly involve us or our lenders. The financing institutions affiliated with our borrowers guaranteed the repayment of the respective loans facilitated through our platform. As of December 31, 2017, we partnered with an aggregate of 26 lending and guarantee companies of loans facilitated through our platform. As of December 31, 2016, we partnered with an aggregate of 4 lending and guarantee companies of loans facilitated through our platform.

Investment Returns

Our success is largely dependent on our ability to provide lenders with opportunities to generate competitive returns on their investments through our platform. To the extent that returns that we offer lenders, based on interest rates that borrowers on our platform are willing to pay, are lower than rates offered by our competitors or other investment vehicles, or are deemed riskier than loans facilitated by our competitors or other investment opportunities that offer comparable return rates, we may be unable to attract lenders to our platform and grow our business.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider, and are results for each quarter during the years ended December 31, 2016 and 2017, are set forth in the table below.

	For the three months ended March 31, 2016	For the three months ended June 30, 2016	For the three months ended September 30, 2016	For the three months ended December 31, 2016
Number of loans facilitated (1)	143	320	347	821
Number of borrowers (2)	2	2	3	15
Loan volume (in $ millions) (3)	5.9	11.6	13.1	24.4
Reinvestment rate of existing lenders(4)	36.5%	18.9%	38.1%	25.7%
Number of new lenders that made a loan	2,059	5,184	4,978	5,702
Number of lenders that made a loan	2,059	5,388	5,647	6,544
Re-borrowing rate of existing borrowers	100.0%	100.0%	100.0%	66.7%
Number of new borrowers	2	1	0	12

	For the three months ended March 31, 2017	For the three months ended June 30, 2017	For the three months ended September 30, 2017	For the three months ended December 31, 2017
Number of loans facilitated (1)	1,034	1,162	1,567	1,587
Number of borrowers (2)	98	226	231	214
Loan volume (in $ millions) (3)	25.4	28.3	36.4	38.9
Reinvestment rate of existing lenders(4)	40.4%	22.1%	17.7%	29.4%
Number of new lenders that made a loan	4,426	10,714	8,487	3,871
Number of lenders that made a loan	5,480	12,278	10,305	5,509
Re-borrowing rate of existing borrowers	48.5%	71.2%	68.0%	85.6%
Number of new borrowers	86	172	87	43

(1)	Number of loans facilitated is defined as the total number of loans initially facilitated on our marketplace during the relevant period.

(2)	Number of borrowers is defined as the total number of individual or small company borrowers that borrowed at least one loan through our marketplace during the relevant period. Historically, we structured many of the loans facilitated through our platform such that individuals affiliated with traditional lending or guarantee institutions would borrow the funds from the lenders on our platform and in turn lend such funds to underlying individual or small company borrowers. However, due to limitations on loan sizes to borrowers set forth in the P2P Measures, since the beginning of 2017, we begun to structure loans such that the underlying individual or small company borrowers borrow the funds directly from the lenders on our platform. Approximately 66% of our borrowers in the fourth quarter of 2017 were individuals and the remainder were small companies.
(3)	Loan volume is defined as the total principal amount of loans facilitated through our marketplace during the relevant period.
(4)	Reinvestment rate is equal to the existing lenders divided by the sum of existing lenders and new lenders during the quarter.

We believe that loan volume will continue to increase as our business grows.

The number of borrowers increased in large part because we changed our business model to loan directly to individual and small company borrowers rather than to the referrals from lending or guarantee institutions because of the P2P Measures. We would expect the number of borrowers to increase after we have had the opportunity to employ the capital raised in March 2018 to grow our marketing efforts and capabilities.

We expect reinvestment rates to fluctuate, as they have to date, because lenders often seek different opportunities in the market in ways that are difficult to predict. Our reinvestment rate of existing lenders increased in the fourth quarter of 2017 as we have less new lenders invested during the quarter, which drove up the reinvestment rate of existing lenders.

Our re-borrowing rate decreased in the first quarter of 2017 as we changed our business model from lending to referrals from lending and guarantee institutions to lending directly to borrowers due to the P2P Measures. Our re-borrowing rate increased in the second through fourth quarter of 2017 as we believe our loan application process is simpler in contrast for the borrowers to go through the loan with banks. Banks often require deposits of up to 30% to 40% of the amount borrowed. We believe that the loans we facilitate are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs.

The above data and narrative disclosure may not accurately predict our future results, especially since we have a limited operating history. Our historical performance is based on a very limited amount of time. Furthermore, during such time, we adjusted our business model in order to comply with new regulations. In addition, as our business grows in the future, we cannot be certain as to whether or not historical trends will continue.

We don’t have any material spending on borrower acquisition because we attract borrowers primarily through lending and guarantee companies that receive payments from the borrowers they introduce to our platform. We do not pay such institutions. However, as we expand our borrower base, these costs may increase over time. As of the date of this report, we do not have any material spending on borrower acquisition.

We calculate average lender acquisition costs as our total marketing expense divided by the number of lenders that loaned funds through our platform. Our average lender acquisition costs, on a quarterly basis, were as follows:

Our average lender acquisition costs, on a quarterly basis, were as follows:

Q1 2016	$83.43
Q2 2016	$100.75
Q3 2016	$64.30
Q4 2016	$85.89
Q1 2017	$159.31
Q2 2017	$74.72
Q3 2017	$735.44
Q4 2017	$1,519.63

Overall, our lender acquisition costs have increased from $83.43 per person in the first quarter of 2016 to $1,519.63 per person in the fourth quarter of 2017 and we expect such trend to continue as we keep building our brand reputation and borrower base. Beginning in the third quarter of 2017, we decided to spend more capital in trying to attract more lenders to loan funds through our platform and spent more money to incentivize and attract lenders to reinvest. As a result, the average lender acquisition since then has been substantially higher as compared to prior quarters. Furthermore, we believe that the higher costs in the fourth quarter of 2017 resulted in part from the preparation for the Chinese New Year because we spent more money to incentivize and attract lenders to reinvest.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily of the results that may be expected for any future period.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Our primary sources of revenue consist of fees received for transactions through our platform and include transaction and management fees. The Company’s operating revenues consisted of the following:

	For the year ended December 31, 2017	For the year ended December 31, 2016
Operating revenues:
Transaction Fees	$3,307,984	$1,561,172
Management Fees	4,037,700	2,264,241
Sales taxes	(391,927)	(119,643)
Total operating revenues, net	$6,953,757	$3,705,770

Transaction Fees: Transaction fees are paid by borrowers to the Company for the work the Company performs through its platform. These fees are recognized as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

Management Fees: Loan borrowers pay a management fee on each loan payment to compensate us for services provided in connection with facilitation of the loan transactions, including review of a borrower’s application with required supporting documentation, evaluation of such borrower’s credit, assessing and verification of collaterals as well as the maintenance of profiles in our system. The Company records management fees as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

Sales Taxes: Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 3% prior to March 2017 (6% starting in April 2017) of the gross proceed or at a rate approved by the Chinese local government. Transaction fees and management fees that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 7% of the VAT. VAT and miscellaneous sales taxes are accounted for as reduction of revenue.

Transaction Fees

	For the Year ended December 31, 2017	For the Year ended December 31, 2016

Transaction Fees	$3,307,984	$1,561,172
Loans	129,982,103	54,948,482
Average Transaction fee in % (as a percentage of loan principal)	2.5%	2.84%

Transaction fees increased $1,746,812, or 111.9% in 2017 from 2016. In 2017, the average transaction fee as a percentage of the initial principal was 2.5% and the loans facilitated through our platform was $130.0 million. In 2016, the average transaction fee as a percentage of the initial principal was 2.84% and the loans facilitated through our platform was $54.9 million. The Company lowered its transaction fee rate for the year ended December 31, 2017 as compared to the same period in 2016 to attract more borrowers.

Management Fees

	For the Year ended December 31, 2017	For the Year ended December 31, 2016

Management fees	$4,037,700	$2,264,241
Loans	129,982,103	54,948,482
Average Management fee in % (as a percentage of loan principal)	3.1%	4.1%

Management fees increased $1,773,459, or 78.3% in 2017 from 2016. In 2017, the average transaction fee as a percentage of the initial principal was 3.1% and the loans facilitated through our platform was $130.0 million. In 2016, the average transaction fee as a percentage of the initial principal was 4.1% and the loans facilitated through our platform was $54.9 million. The Company lowered its management fee rate for the year ended December 31, 2017 as compared to the same period in 2016 to attract more borrowers.

Major Borrowers

For the year ended December 31, 2017, transaction and management fees generated from loans facilitated to one borrower accounted for 16.8% of our total revenues. For the year ended December 31, 2016, transaction and management fees generated from loans facilitated to two borrowers accounted for 45.8% and 31.1% of our revenues, respectively. The transaction fees and management fees paid by the borrowers and the borrowing amounts are as follows:

For the year ended December 31, 2017

Borrower 1

Loans	$18,627,112
Transaction fees	$481,071
Transaction fee in % (as a percentage of loan principal)	2.6%
Management fees	$745,084
Management fee in % (as a percentage of loan principal)	4.0%

For the year ended December 31, 2016

	Borrower 1	Borrower 2

Loans	$23,643,868	$17,460,885
Transaction fees	$666,782	$489,456
Transaction fee in % (as a percentage of loan principal)	2.8%	2.8%
Management fees	$1,086,340	$700,995
Management fee in % (as a percentage of loan principal)	4.6%	4.0%

Operating Expenses

Our operating expenses consist of selling, research and development and general and administrative expenses.

	For the Year ended December 31, 2017	For the Year ended December 31, 2016	Change	Change (%)

Selling	$3,910,646	$1,434,662	$2,475,984	172.6%
General and administrative	3,916,736	1,636,353	2,280,383	139.4%
Research and development	485,852	417,901	67,951	16.3%
Total operating expenses	$8,313,234	$3,488,916	$4,824,318	138.3%

Selling Expenses

Selling expenses consist primarily of various marketing expenses, including those related to lender acquisition and retention, building general brand and awareness and salaries and benefits expenses related to our sales and marketing team.

Our major selling expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2017	For the Year ended December 31, 2016	Change	Change (%)

Brand promotion	$1,299,450	$373,525	$925,925	247.9%
Salary	$215,516	$45,903	$169,613	369.5%
Incentive	$1,497,279	$503,238	$994,041	197.5%
Servicing expenses	$205,604	$105,386	$100,218	95.1%

Our selling expenses were $3,910,646 and $1,434,662 for the years ended December 31, 2017 and 2016 respectively, an increase of $2,475,984 or 172.6%. The increase was primarily due to approximately $926,000 increase in promotional expenses in connection with implementation of our marketing strategy aiming at promoting brand recognition and attracting more lenders. Additionally, the increase in selling expenses was also attributable to an approximately $994,000 increase in promotional incentive that we offered to our investors as cash investment deposit to attract them to invest in our platform  , and an approximately $100,000 increase in servicing expenses that we paid to a third party platform provider on each deposit made by the lenders into their respective fund accounts held by the third party platform fund accounts. Lastly, the increase in selling expenses was also attributable to the increase in salaries of approximately $170,000 for our marketing and sales personnel as we continue to expand our brand which we need additional personnel to perform their duties. We expect that our overall sales and marketing expenses, including but not limited to, brand promotion, salary, incentive and servicing expense, will continue to increase in the foreseeable future as and if our business further grows.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits expenses for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

Our major general and administrative expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2017	For the Year ended December 31, 2016	Change	Change (%)

Office space rental	$399,569	$359,448	$40,121	11.2%
Salary	$408,133	$215,418	$192,715	89.5%
Business consulting	$1,721,932	$530,636	$1,191,296	224.5%
Professional services	$636,866	$46,238	$590,628	1277.4%

Our general and administrative expenses were $3,916,736 and $1,636,353 for the years ended December 31, 2017 and 2016, respectively, an increase of $2,280,383 or 139.4%. The increase was primarily due to approximately $193,000 in salary increase as we have hired more employees due to our operating needs, an approximately $1,191,000 increase in business consulting as we hired a professional team to provide business advice in the areas of human resources and business strategic management, and an approximately $591,000 increase in professional fees for legal, audit, and advisory fees associated with our IPO process. We expect our general and administrative expenses, including but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our rental expenses to remain consistent unless we need to further expand our administrative office due to lack of office spaces. We expect our professional fees for legal, audit, and advisory fees will increase as we become a public company upon the completion of the offering.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses were $485,852 and $417,901 for the year ended December 31, 2017 and 2016, respectively, an increase of $67,951 or 16.3%. The increase was primarily driven by increased investment in our platform.

Provision for Income Taxes

Tax benefit generated for the year ended December 31, 2017 increased by $326,479 to $271,541 from tax provision of $54,938 for the year ended December 31, 2016. For the year ended December 31, 2017, the Company incurred an operating loss of $1,268,366 and recorded a deferred tax benefit resulting from the net operating losses totaling $282,083. For the year ended December 31, 2016, the Company generated operating income of $219,749. 100% of the tax benefit from 2015 amounted to $35,082 was recognized as of December 31, 2016.

Net Income (Loss)

Net loss for the year ended December 31, 2017 was $996,825 as compared to net income of $164,811 for the year ended December 31, 2016, a change of $1,161,636. Such change was the result of the combination of items as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of WFOE and our VIEs).

Foreign currency translation adjustment increased to $574,628 for the year ended December 31, 2017 from loss amounted to $208,333 for the year ended December 31, 2016 mainly due to RMB appreciated against USD, which resulted in foreign currency translation gain, during the year ended December 31, 2017 while RMB depreciated against USD, which resulted in foreign currency translation loss during the year ended December 31, 2016.

Year Ended December 31, 2016 Compared to Year ended December 31, 2015

Transaction Fees

	For the Year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015

Transaction Fees	$1,561,172	$-
Loans	54,948,482	-
Average Transaction fee in % (as a percentage of loan principal)	2.84%	-

Transaction fees increased $1,561,172, or 100% in 2016 from 2015. We were established on November 17, 2015 and we started our business operations in the end of January 2016. No revenue was generated in 2015. In 2016, the average transaction fee as a percentage of the initial principal was 2.84% and the loans facilitated through our platform was $54.9 million.

Management Fees

	For the Year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015

Management Fees	$2,264,241	$-
Loans	54,948,482	-
Average Management fee in % (as a percentage of loan principal)	4.1%	-

Management fees increased $2,264,241, or 100% in 2016 from 2015. We were established on November 17, 2015 and we began our operations in the end of January 2016. No revenue was generated in 2015. In 2016, the average transaction fee as a percentage of the initial principal was 4.1% and the loans facilitated through our platform was $54.9 million.

Major Borrowers

For the year ended December 31, 2016, transaction and management fees generated from loans facilitated to two borrowers accounted for 45.8% and 31.1% of our revenues, respectively. The transaction fees and management fees paid by the borrowers and the borrowing amounts are as follows:

For the year ended December 31, 2016

	Borrower 1	Borrower 2

Loans	$23,643,868	$17,460,885
Transaction fees	$666,782	$489,456
Transaction fee in % (as a percentage of loan principal)	2.8%	2.8%
Management fees	$1,086,340	$700,995
Management fee in % (as a percentage of loan principal)	4.6%	4.0%

Operating Expenses

Our operating expenses consist of selling, research and development and general and administrative expenses.

	For the Year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	Change	Change (%)

Selling	$1,434,662	$30,091	$1,404,571	4,668%
General and administrative	1,636,353	81,659	1,554,694	1,904%
Research and development	417,901	29,943	387,958	1,296%
Total operating expenses	$3,488,916	$141,693	$3,347,223	2,362%

Selling Expenses

Selling expenses consist primarily of various marketing expenses, including those related to lender acquisition and retention, general brand and awareness building and salaries and benefits expense related to our sales and marketing team.

Our selling expenses were $1,434,662 and $30,091 for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively, an increase of $1,404,571 or 4,668%. We were established on November 17, 2015 and we began our operations at the end of January 2016.

Our major selling expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	Change	Change (%)

Advertisement	$373,510	$-	$373,510	100%
Brand promotion	$373,525	$-	$373,525	100%
Incentive	$503,238	$-	$503,238	100%
Servicing expenses	$105,386	$-	$105,386	100%

This increase was primarily due to expenses in connection with advertisement that we have placed to promote our brand, and the implementation of our marketing strategy aiming at promoting brand recognition and attracting more lenders. The increase also due to promotional incentives that we offered to our lenders to attract them to invest in our platform and service expenses that are paid by us to a third party platform provider on each deposit made by the lenders into their respective fund accounts held by the third party platform fund accounts. We expect that our overall sales and marketing expenses, including but not limited to, advertisement, brand promotion, incentive and servicing expense, will continue to increase in the foreseeable future as our business further grows.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits expenses for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

Our general and administrative expenses were $1,636,353 and $81,659 for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively, an increase of $1,554,694 or 1,904%.

Our major general and administrative expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	Change	Change (%)

Over-time meals	$163,461	$-	$163,461	100%
Office space rental	$359,448	$40,618	$318,830	785%
Salary	$215,418	$13,298	$202,120	1,520%
Business consulting	$530,636	$11,113	$519,523	4,675%

This increase was primarily due to higher expenses resulting from the expansion of our business operations, including but not limited to, increased overtime meals, salaries, business consulting and office space rent. We expect our general and administrative expenses, including but not to, salary and business consulting, to continue to increase in the foreseeable future, as our business further grows and as we become a public company upon the completion of this offering. We expect our rental expenses remain consistent unless we need to further expand our administrative office due to lack of office spaces. We expect our meals expense will decrease as we have hired additional employees to cut down the overtime working hours of our employees.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses was $417,901 and $29,943 for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively, an increase of $387,958 or 1,296%. The increase was primarily driven by investment in our platform.

Provision for Income Taxes

Provision for income taxes for the year ended December 31, 2016 increased by $90,361 to $54,938, compared to $35,423 of tax benefit generated for the period from November 17, 2015 (inception) to December 31, 2015. We incurred an operating loss of $141,692 for the period from November 17, 2015 (inception) to December 31, 2015, the loss can be carried forward to offset taxable income for the next five years. We recorded non-current deferred tax assets of $35,082 as of December 31, 2015. For the year ended December 31, 2016, the Company generated an operating income of $219,749. 100% of the tax benefit from 2015 was recognized as of December 31, 2016.

The Company believes that a valuation allowance is not deemed necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company generated profits for the year ended December 31, 2016 and is expected to continue generate profits for future periods.

Net Income (Loss)

Net income for the year ended December 31, 2016 was $164,811 as compared to net loss of $106,269 for the period from November 17, 2015 (inception) to December 31, 2015. There was no revenue generated for the period from November 17, 2015 (inception) to December 31, 2015 as the Company began its operations in January 2016.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of WFOE and our VIEs).

Foreign currency translation adjustment loss increased to $208,333 for the year ended December 31, 2016 from $11,578 for the period from November 17, 2015 (inception) to December 31, 2015.

5B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, proceeds from private placements and initial public offering.

We incurred losses from operations of $141,693 for the period from November 17, 2015 (inception) to December 31, 2015 and generated an income of $216,854 from operations for the year ended December 31, 2016. We incurred losses from operations of $1,359,477 for the year ended December 31, 2017. In 2015 and 2016, we raised an aggregate of approximately $8.0 million through four private placements in China. We had approximately $5.5 million of cash as of December 31, 2017. In addition, we raised net proceeds of approximately $5.2 million through our initial public offering in March 2018. We intend to continue to use these funds to grow our business primarily by:

●	enhancing our marketing efforts in order to increase awareness of our marketplace among potential lenders throughout China;

●	enhancing our online platform and mobile app;

●	hiring additional employees to enhance our business structure and management; and

●	increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms.

We believe that our current working capital is sufficient to support our operations for the next twelve months. If we experience an adverse operating environment or unanticipated capital expenditure requirements, or if we determine to accelerate our growth, additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

All of our revenue is denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3.D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”

Cash Flows

As of December 31, 2017, we had cash and cash equivalents of approximately $5.5 million as compared to $7.4 million as of December 31, 2016. The table below sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015
Net cash used in operating activities	$(1,908,739)	$(1,092,322)	$(230,354)
Net cash used in investing activities	$(31,214)	$(108,757)	$(21,552)
Net cash (used in) provided by financing activities	$(389,635)	$8,044,569	$936,600

Operating Activities

Net cash used in operating activities was approximately $1.9 million for the year ended December 31, 2017, which was attributable primarily to a net loss of approximately $1.0 million, an approximate $0.2 million of employee advances paid to cover business expenses, an approximate $1.2 million paid for prepaid marketing and promotions services as our service providers required such prepayments prior to such services being performed. The cash outflows were offset by the non-cash amortization of stock compensation expenses of approximately $0.5 million with fair market value of ordinary shares issued to our consultants for approximately $2.0 million, and the increase of approximately $0.2 million of other payables and accrued liabilities.

Net cash used in operating activities was approximately $1.1 million for the year ended December 31, 2016, which was attributable primarily to an approximately $1.5 million increase prepaid advertising and was offset by unpaid expense of $0.3 million other payables and accrued liabilities and taxes payable.

Net cash used in operating activities for the period from November 17, 2015 (inception) to December 31, 2015 was approximately $0.2 million, attributable primarily to a net loss of approximately $0.1 million and $0.1 million paid for prepaid rent and security deposits.

Investing Activities

Net cash used in investing activities was approximately $31,000 for the year ended December 31, 2017, which was attributable primarily to $49,000 additional purchases of office equipment and leasehold improvements, and $18,000 cash acquired through Baoxun.

Net cash used in investing activities was approximately $0.1 million for the year ended December 31, 2016, which was attributable primarily to the additional purchases of office equipment and furniture and leasehold improvements.

Net cash used in investing activities was approximately $22,000 for the year ended December 31, 2015, which was attributable primarily to purchase of office equipment and furniture and leasehold improvements.

Financing Activities

Net cash provided by financing activities was approximately $0.4 million in the year ended December 31, 2017, which was attributable to approximately $0.4 million paid for IPO fees.

Net cash provided by financing activities was approximately $8.0 million in the year ended December 31, 2016, which was attributable to proceeds from private placements and approximately $0.9 million during the period from November 17, 2015 (inception) to December 31, 2015, which was attributable to additional capital contributions from our founders.

5C. Research and Development, Patents and Licenses, etc.

Research and Development

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses were $485,852, $417,901, and $29,943 for the year ended December 31, 2017 and 2016, and for the period from November 17, 2015 (inception) to December 31, 2015, respectively.

We are continued to commit to work on the development and maintenance in our platform as we are intended to promote more user friendly interface in our platform.

5D. Trend Information

 Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E. Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

 5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2017 consisted of approximately $801,182 of lease commitments due within three years. We leased our office premise and apartment units under non-cancelable operating lease agreements with an expiration dates in January 2020, November 2018, and May 2018.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Erxin Zeng	41	Chief Executive Officer, Chairman of the Board
Xinxuan Hu	31	Chief Financial Officer
Xiaohui Liu	35	Director
Yanjun Cui	35	Independent Director
Wei Liang	50	Independent Director
Hui Shen	31	Independent Director

Biography

Erxin Zeng

Mr. Erxin Zeng founded our company and has been serving as our chairman and Chief Executive Officer since our inception. He has over 12 years of industry and managerial experience in Internet financing, risk management, assets management and lending platform development management. Prior to founding Dianniu in November 2015, Mr. Zeng served as Chief Executive Officer of Shanghai Shangyinledian Internet Financing Information Co. Ltd., an online wealth management company, from December 2013 to November 2015. In such capacity, he managed the company’s Internet lending platform maintenance and development, brand promotion and risk management system. Prior to that, Mr. Zeng served as Chief Executive Officer and Chairman of the Board at Shanghai Daxia Internet Financial Information Co. Ltd. from December 2010 to December 2013 where he managed the company’s daily operation. From December 2006 to December 2010, Mr. Zeng served as Chairman of Zhejiang Guantao Finance Management Co., Ltd where he managed the firm’s daily operations and established its risk management, internal control, assets safety and assets management systems. Mr. Zeng holds a Bachelor’s degree in finance from Central University of Finance and Economics in Beijing, China.

Xinxuan Hu

Mr. Xinxuan Hu has been serving as our Chief Financial Officer since our inception. He joined Dianniu in March 2016 and has been managing Dianniu’s accounting and finance since then. Prior to joining Dianniu, Mr. Hu served as finance manager of Shanghai Dangdian Investment Co. Ltd. from December 2014 to February 2016 where he managed all aspects of the company’s finance and accounting. From July 2011 to December 2012, Mr. Hu served as accounting manager at the Shanghai Branch of DBS Bank Limited (SGX : D05) where he managed key aspects of the bank’s accounting such as monthly budget and bookkeeping. Prior to that, Mr. Hu was an accounting analyst at Philips (China) Investment Co., Ltd. from February 2007 to June 2011. Mr. Hu holds a Bachelor’s degree in finance from Shanghai Second Polytechnic University in Shanghai, China.

Xiaohui Liu

Mr. Xiaohui Liu has been serving as a director of the Company since our inception. He joined Dianniu in November 2015 and has been serving as Supervisor of Dianniu since then. Prior to joining Dianniu, Mr. Liu served as Assistant to Chairman of the Board at Gaotong Shengrong Asset Investment Group Co., Ltd. from February 2014 to August 2015 where he managed coordination of human resources and operations among various entities within the group. Mr. Liu served as human resources manager of Shanghai Oujiang Group Co., Ltd. from March 2012 to December 2013 and human resources manager of a branch of China Postal Logistics Co., Ltd. from August 2008 to January 2012. Mr. Liu holds a Bachelor’s degree in management science from Wuhan Science and Technology University in Hubei, China.

Yanjun Cui

Mr. Yanjun Cui has been serving as a director of the Company since our inception. Mr. Cui has been a practicing attorney in the PRC for over 10 years. Since August 2014, he has been a partner at Beijing Yingke Law Firm where his practice focuses on private equity funds, capital markets, and general corporate matters. Mr. Cui also founded Zhejiang Wantong Ruida Assets Management Co., Ltd. in September 2016 and has been serving as the company’s legal representative since then. He manages Wantong’s daily operations and supervises diligence, deal negotiations and post-investment management of Wantong’s investments. From December 2012 to July 2014, Mr. Cui served as General Counsel to Zhejiang Ruiyang Technology Co. Ltd. where he advised on legal issues in connection with the company’s operations and managed agreement drafting and review as well as commercial negotiations. From October 2005 to November 2012, Mr. Cui was a practicing attorney at a number of PRC law firms, including Shanxi Jinyi Law Offices, Zhejiang Tianfu Law Offices and Zhejiang Zehou Law Offices. Mr. Cui holds a Bachelor’s of Law degree from Beifang University of Nationalities in Ninxia, China and a Master of Law from Zhejiang University in Zhejiang, China.

Wei Liang

Mr. Wei Liang has been serving as a director of the Company since our inception. Mr. Liang has over 20 years of corporate executive and experience. He has been serving as General Manager and Director of Fuzhou Shijilongmai Information Technology Co., Ltd. since 2011. From 1993 to 2010, Mr. Liang was acting as Deputy General Manager and Director of Alcatel-Lucent (Fujian) Technology Co., Limited. He holds a Bachelor degree in Electronic Engineering from Xiamen University in Fujian, China.

Hui Shen

Ms. Hui Shen has been serving as a director of the Company since our inception. She has extensive experience in finance, accounting and risk management. Since March 2017, Ms. Shen has been serving as Senior Risk Manager at Zhengqi (Shanghai) Investment Co., Ltd. From June 2015 to February 2017, she served as Risk Manager at Huijin Innovation Investment (Shanghai) Co., Ltd. From September 2014 to June 2015, Ms. Shen served as Project Manager at KPMG Advisory (China) Limited. Prior to KPMG, she was a Senior Internal Auditor at Tokio Marine & Nichido Fire Insurance Company (China) from April 2012 to September 2014. Ms. Shen started her career at PricewaterhouseCoopers Zhong Tian LLP where she was an auditor from September 2009 to April 2012. Ms. Shen has obtained a Bachelor degree in Management from Jiangxi Finance University. She is a certified accountant in the PRC and holds an ACCA certification.

6.B. Compensation

For the fiscal years ended December 31, 2017 and 2016, we paid an aggregate of approximately $51,508 and $51,093, respectively, in cash to our executive officers, and $10,657 and $10,571, respectively, to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We contributed an aggregate of $7,672 and $6,527 for employee social insurance to our executive officers for the years ended December 31, 2017 and 2016, respectively.

The Company has also entered into two apartment units leases for Messrs. Erxin Zeng and Erqin Zeng, both officers of Dianniu, pursuant to which we make monthly rental payments. The two apartment units have lease terms are expiring in May 2018 and November 2018 with monthly rental of approximately $4,300 and $1,000, respectively.

Employment Agreements

Our operating entity Dianniu has entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. Dianniu may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a crime, or misconduct or a failure to perform agreed duties. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to assign all right, title and interest (including but not limited to patents and trademarks) in all inventions and designs which they conceive, develop or reduce to practice during the executive officer’s employment with Dianniu and 2 years thereafter.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

6.C. Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Audit Committee

Hui Shen, Wei Liang and Yanjun Cui are members of our Audit Committee, and Hui Shen serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

In accordance with our Audit Committee Charter, our Audit Committee performs several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Hui Shen possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Yanjun Cui, Wei Liang and Hui Shen are members of our Compensation Committee and Yanjun Cui is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our senior executives; and

●	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Yanjun Cui, Wei Liang and Hui Shen are members of our Nominating and Corporate Governance Committee and Wei Liang is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for, among other things:

●	identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

●	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

6.D. Employees

See the section entitled “Employees” in Item 4.B above.

6.E. Share Ownership

As of April 23, 2018, 14,782,500 of our ordinary shares were issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 14,782,500 ordinary shares outstanding as of April 23, 2018.

 The following table sets forth information with respect to the beneficial ownership of our common shares as of April 23, 2018 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary Shares Beneficially Owned As of April 23, 2018
Name of Beneficial Owners(2)	Number	%(1)
Directors and Executive Officers:
Erxin Zeng(3)	2,485,500	16.81%
Xinxuan Hu	—	—
Xiaohui Liu(4)	6,276,700	42.46%
Wei Liang	—	—
Yanjun Cui	—	—
Hui Shen	—	—
All directors and officers as a group (six individuals)	8,762,200	59.27%
5% shareholders:
Wise Gain Investment Industries Limited(5)	6,276,700	42.46%
Silver Luck International Holding Group Limited(6)	2,485,500	16.81%
Wealthy Choice Investments Limited(7)	796,800	5.39%
Ever Profit Investments Limited(8)	1,528,000	10.34%

*	Less than 1%.
(1)	Applicable percentage of ownership is based on 14,782,500 ordinary shares outstanding together with securities exercisable or convertible into ordinary shares within sixty (60) days as of the date hereof for each shareholder.
(2)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o 707 Zhang Yang Road, Sino Life Tower, F35, Pudong, Shanghai, China 200120.
(3)	Erxin Zeng is deemed to beneficially own 2,485,500 of our ordinary shares through Silver Luck International Holding Group Limited.
(4)	Xiaohui Liu is deemed to beneficially own 6,276,700 of our ordinary shares through Wise Gain Investment Industries Limited.
(5)	Xiaohui Liu, a director of Wise Gain Investment Industries Limited, has voting and dispositive power over the shares held by such entity.
(6)	Erxin Zeng, a director of Silver Luck International Holding Group Limited, has voting and dispositive power over the shares held by such entity.
(7)	Jiaran Zhang, a director of Wealthy Choice Investments Limited, has voting and dispositive power over the shares held by such entity. In the capacity of the Company’s consultant, Jiaran Zhang was granted 650,000 shares as compensation prior to our initial public offering in March 2018.
(8)	Bocheng Liu, a director of Ever Profit Investments Limited, has voting and dispositive power over the shares held by Ever Profit Investments Limited. See “Related Party Transactions” for a description of the transaction pursuant to which Ever Profit Investments Limited acquired such shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Capital Contribution from Related Parties

We have received capital contribution of approximately $0.2 million and approximately $0.7 million for the period from November 17, 2015 (inception) to December 31, 2015 and for the year ended December 31, 2016, respectively, from Mr. Erxin Zeng, our Chief Executive Officer and Chairman of the Board.

We have received capital contribution of approximately $0.7 million and approximately $2.0 million for the period from November 17, 2015 (inception) to December 31, 2015 and for the year ended December 31, 2016, respectively, from Mr. Xiaohui Liu, our Director.

Issuance of Shares to a Related Party

In May 2016, Dianniu entered into an investment agreement with Qian Lai Qian Wang (Shanghai) Equity Investment Fund Management Co., Ltd. (“Qian Lai Qian Wang”), an entity controlled by Ever Profit Investments Limited and Star Choice Investments Limited. Pursuant to the investment agreement, Qian Lai Qian Wang invested RMB 30 million (approximately $4.39 million) in exchange for 18.75% equity interest of Dianniu. The transaction closed in December 2016. Ever Profit Investments Limited and Star Choice Investments Limited, as beneficial owners of Qian Lai Qian Wang, received 1,582,000 and 624,000 ordinary shares, respectively, in connection with the restructuring of the Company.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “DNJR.” The shares began trading on March 19, 2018 on the NASDAQ Capital Market.

The table below shows, for the periods indicated the high and low market prices on the NASDAQ for our ordinary shares.

	High	Low

2018

March	$4.74	$4.00
April	$4.85	$4.68

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the NASDAQ Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights. The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote. On a poll every shareholder entitled to vote (in person or by proxy) shall have one vote for each share for which he is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than fifteen percent of the paid up capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles, be varied or abrogated with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given

●	for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Material Differences between U.S. Corporate Law and Cayman Islands Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Golden Bull Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Dianniu may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Relating to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698. See “Risk Factors — Risk Factors Relating to Doing Business in China — We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Dianniu HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Taxation

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in any offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at http://www.dianniu98.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

As of December 31, 2017, 2016, and 2015, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

We are exposed to various types of market risks, including changes in foreign exchange rates, commodity prices and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. A substantial portion of our cash is held in China in interest bearing bank deposits and denominated in RMB. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Commodity price risk

Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices.

Foreign exchange risk

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation risk

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. A high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase proportionately with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-222269), or the Form F-1, in relation to our IPO of 1,550,000 ordinary shares, including 232,500 shares sold pursuant to the full exercise of over-allotment option by the underwriter, at an initial offering price of US$4.00 per share. The Form F-1 was declared effective by the SEC on March 19, 2018. Our IPO closed in March 22, 2018. ViewTrade Securities, Inc. acted as the sole underwriter and book-runner for the offering.

The total expenses incurred for our company’s account in connection with our IPO, including the over-allotment option, were approximately US$1.7 million, including underwriting discounts and commissions of approximately US$600,000 and other expenses of approximately US$1.1 million. None of the fees and expenses were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$4.5 million from our IPO and approximately US$850,000 from the closing of over-allotment option.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Hui Shen, Wei Liang and Yanjun Cui. Our board of directors has determined Hui Shen, Wei Liang and Yanjun Cui are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Hui Shen meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.dianniu98.com within four business days following the amendment or waiver. During fiscal year 2017, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.dianniu98.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2016	Year Ended December 31, 2017

Audit fees*	$160,000	$160,000

*Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ -listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the NASDAQ corporate governance practices and there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-25.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

4.1	Business Cooperation Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.2	Technical Consulting and Service Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.3	Form of Equity Pledge Agreement, by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.4	Form of Equity Option Agreement, by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.5	Form of Voting Rights Proxy and Finance Supporting Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.6	Business Cooperation Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.7	Technical Consulting and Service Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.8	Form of Equity Pledge Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.9	Form of Equity Option Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.10	Form of Voting Rights Proxy and Finance Supporting Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.11	Supplement Account and System Custodian Agreement, dated March 30, 2017, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and ChinaPnR Co., Ltd. (1)

4.12	Lease Agreement, dated November 11, 2015, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Xinjiang Dushanzi Tianli Technology Co. Ltd. (1)

4.13	Form of Intermediary Service Agreement by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Borrowers on its lending platform(1)

4.14	Depository Cooperative Agreement, dated June 15, 2017, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Bank of Shanghai Co., Ltd. (1)

4.15	Form of Indemnification Escrow Agreement (3)

4.16	Form of Lock-Up Agreement (2)

4.17	Form of Independent Director Agreement (2)

8.1	List of Subsidiaries and Consolidated Variable Interest Entities *

11.1	Code of Business Conduct and Ethics *

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed as an exhibit hereto.
**	Furnished as an exhibit hereto.
(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on December 22, 2017.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on January 12, 2018.
(3)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on March 9, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN BULL LIMITED

/s/ Erxin Zeng

Name: Erxin Zeng
Title: Chief Executive Officer

Date: April 30, 2018

107

108

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Golden Bull Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Bull Limited (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and for the period from November 17, 2015 (inception) to December 31, 2015, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, and for the period from November 17, 2015 (inception) to December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Friedman LLP

We have served as the Company’s auditor since 2017.

New York, New York

April 30, 2018

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,456,778	$7,378,920
Other receivables	258,415	39,502
Prepaid expenses	1,936,887	492,541
Prepaid IPO Costs	2,404,580	-
Total current assets	10,056,660	7,910,963

PROPERTY AND EQUIPMENT, NET	83,522	86,683

OTHER ASSETS
Prepaid expenses	2,472,186	1,041,265
Deferred tax assets	302,320	8,823
Security deposits	-	54,359
Total other assets	2,774,506	1,104,447

Total assets	$12,914,688	$9,102,093

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	$433,585	$173,810
Deferred revenues	-	13,281
Deferred rent liabilities	-	13,046
Taxes payable	35,647	82,156
Total current liabilities	469,232	282,293

Total liabilities	469,232	282,293

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 13,000,000 and 26,000 shares issued and outstanding of December 31, 2017 and 2016*	130,000	260
Shares subscription receivables	(45,457)	(45,457)
Additional paid-in capital	12,312,828	8,046,392
Statutory reserves	6,189	6,189
Retained earnings (accumulated deficit)	(893,921)	48,447
Accumulated other comprehensive income (loss)	330,706	(196,087)
Total shareholders’ equity	11,840,345	7,859,744

NONCONTROLLING INTEREST	605,111	960,056

Total shareholders’ equity	12,445,456	8,819,800

Total liabilities and shareholders’ equity	$12,914,688	$9,102,093

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

 The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

			For the Period from
			November 17,
	For the Years Ended December 31		2015 (Inception) to December 31,
	2017	2016	2015

OPERATING REVENUES
Transaction Fees	$3,307,984	$1,561,172	$-
Management Fees	4,037,700	2,264,241	-
Sales taxes	(391,927)	(119,643)	-
Total operating revenues, net	6,953,757	3,705,770	-

OPERATING EXPENSES
Selling	(3,910,646)	(1,434,662)	(30,091)
General and administrative	(3,916,736)	(1,636,353)	(81,659)
Research and development	(485,852)	(417,901)	(29,943)
Total operating expenses	(8,313,234)	(3,488,916)	(141,693)

INCOME (LOSS) FROM OPERATIONS	(1,359,477)	216,854	(141,693)

OTHER INCOME (EXPENSE)
Interest income	17,166	3,324	102
Other finance expenses	(1,703)	(274)	(101)
Other income (expenses)	75,648	(155)	-
Total other income, net	91,111	2,895	1

INCOME (LOSS) BEFORE INCOME TAXES	(1,268,366)	219,749	(141,692)

PROVISION (BENEFIT) FOR INCOME TAXES
Current	10,542	29,859	-
Deferred	(282,083)	25,079	(35,423)
Total provision (benefit) for income taxes	(271,541)	54,938	(35,423)

NET INCOME (LOSS)	(996,825)	164,811	(106,269)
Less: Net income (loss) attributable to noncontrolling interest	(54,457)	3,906	-
NET INCOME (LOSS) ATTRIBUTABLE TO GOLDEN BULL LIMITED	$(942,368)	$160,905	$(106,269)
NET INCOME (LOSS)	$(996,825)	$164,811	$(106,269)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	574,628	(208,333)	(11,578)
COMPREHENSIVE LOSS	(422,197)	(43,522)	(117,847)
Less: Comprehensive loss attributable to noncontrolling interest	(6,622)	(19,918)	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO GOLDEN BULL LIMITED	$(415,575)	$(23,604)	$(117,847)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	6,815,134	26,000	26,000

EARNINGS (LOSS) PER SHARE
Basic and diluted*	$(0.14)	$6.19	$(4.09)

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

 The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Retained earnings		Accumulated
			Shares	Additional	(accumulated deficit)		other	Non
	Ordinary Shares		Subscription	paid-in	Statutory		comprehensive	controlling
	Shares*	Par Value	Receivables	capital	reserves	Unrestricted	loss	interest	Total
BALANCE, November 17, 2015 (inception)	-	$-	$-	$-	$-	$-	$-	$-	$-
Capital contribution	26,000	260	(100)	936,440	-	-	-	-	936,600
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(106,269)	-	-	(106,269)
Foreign currency translation	-	-	-	-	-	-	(11,578)	-	(11,578)
BALANCE, December 31, 2015	26,000	$260	$(100)	$936,440	$-	$(106,269)	$(11,578)	$-	$818,753
Capital contributions	-	-	(45,357)	6,905,724	-	-	-	-	6,860,367
Capital contributions from new noncontrolling interest	-	-	-	-	-	-	-	1,184,202	1,184,202
Excess consideration received from noncontrolling interest	-	-	-	-	-	-	-	-	-
over carrying value	-	-	-	204,228	-	-	-	(204,228)	-
Net income attributable to Golden Bull Limited	-	-	-	-	-	160,905	-	-	160,905
Net income attributable to noncontrolling interest	-	-	-	-	-	-	-	3,906	3,906
Statutory reserve	-	-	-	-	6,189	(6,189)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(184,509)	(23,824)	(208,333)
BALANCE, December 31, 2016	26,000	260	(45,457)	8,046,392	6,189	48,447	(196,087)	960,056	8,819,800
Variable interest entity acquired and contributed by shareholders	-	-	-	17,853	-	-	-	-	17,853
Noncontrolling interests acquired and contributed by shareholders	-	-	-	348,323	-	-	-	(348,323)	-
Capital restructuring	10,942,360	109,424	-	(109,424)	-	-	-	-	-
Issuance of ordinary shares to service providers	2,031,640	20,316	-	4,009,684	-	-	-	-	4,030,000
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(942,368)	-	-	(942,368)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(54,457)	(54,457)
Foreign currency translation	-	-	-	-	-	-	526,793	47,835	574,628
BALANCE, December 31, 2017	13,000,000	$130,000	$(45,457)	$12,312,828	$6,189	$(893,921)	$330,706	$605,111	$12,445,456

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

 The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

			For the Period from
			November 17,
	For the Years Ended December 31,		2015 (Inception) to December 31,
	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(996,825)	$164,811	$(106,269)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	57,603	38,973	-
Loss on disposal of equipment	144	-	-
Deferred tax provision (benefit)	(282,083)	25,079	(35,423)
Amortization of stock compensation expenses for services	488,334	-	-
Change in operating assets and liabilities
Other receivables	(208,266)	(38,288)	(3,123)
Prepaid expenses	(1,184,885)	(1,518,243)	(88,671)
Security deposits	55,876	-	(58,701)
Accounts payable	-	(13,592)	14,035
Other payables and accrued liabilities	238,913	162,770	19,621
Deferred revenues	(13,651)	13,890	-
Deferred rent liabilities	(13,410)	(13,644)	28,177
Taxes payable	(50,489)	85,922	-
Net cash used in operating activities	(1,908,739)	(1,092,322)	(230,354)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(49,082)	(108,757)	(21,552)
Cash acquired through variable interest entity	17,868	-	-
Net cash used in investing activities	(31,214)	(108,757)	(21,552)

CASH FLOWS FROM FINANCING ACTIVITIES:
Prepaid IPO costs	(389,635)	-	-
Capital contribution	-	8,044,569	936,600
Net cash (used in) provided by financing activities	(389,635)	8,044,569	936,600

EFFECT OF EXCHANGE RATE ON CASH	407,446	(139,085)	(10,179)

INCREASE/(DECREASE) IN CASH	(1,922,142)	6,704,405	674,515

CASH, beginning of year	7,378,920	674,515	-

CASH, end of year	$5,456,778	$7,378,920	$674,515

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$10,542	$-	$-
Cash paid for interest	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Capital contribution on shares subscription receivables	$-	$45,357	$100
Noncontrolling interests acquired and contributed by shareholders	$348,323	$-	$-
Issuance of ordinary shares to service providers for IPO services	$2,000,000	$-	$-
Issuance of ordinary shares to service providers for consulting services	$2,030,000	$-	$-

 The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Golden Bull Limited (“Golden Bull Cayman” or the “Company”) is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Point Cattle Holdings Limited (“Golden Bull BVI”). Golden Bull BVI is also a holding company holding all of the outstanding share capital of Point Cattle Group Company Limited (“Golden Bull HK”). Golden Bull HK is also a holding company holding all of the outstanding equity of Shanghai Fuyu Information and Technology Co., Ltd. (“Golden Bull WFOE”).

The Company, through its variable interest entity (“VIE”), Shanghai Dianniu Internet Finance Information Service Co. Ltd. (“Shanghai Dianniu”), is engaged in providing services for online marketplace connecting borrowers and lenders, and, through its VIE, Shanghai Baoxun Advertisement Design Co. Ltd. (“Shanghai Baoxun”), intends to engage in design and production of online advertisement and marketing survey services for online marketplace. The Company’s headquarter is located in the city of Shanghai, in the People’s Republic of China (the “PRC” or “China”). All of the Company’s business activities are carried out by Shanghai Dianniu. Shanghai Baoxun currently does not have any operations as of the date hereof.

On June 8, 2017, Golden Bull Cayman completed its reorganization of entities under the common control of three shareholders, who collectively owned a majority of the equity interests of Golden Bull Cayman prior to the reorganization. Golden Bull Cayman, Golden Bull BVI, and Golden Bull HK, were established as the holding companies of Golden Bull WFOE. Golden Bull WFOE is the primary beneficiary of Shanghai Dianniu and Shanghai Baoxun, and all of these entities included in Golden Bull Cayman are under common control, which results in the consolidation of Shanghai Dianniu and Shanghai Baoxun which have been accounted for as a reorganization of entities under common control at carrying value. The financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Golden Bull Cayman.

Contractual Arrangements

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and lenders) and marketing survey services for online marketplace, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in internet-based businesses, subject to certain exceptions, and any such foreign investor must have experience in providing internet-based businesses services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017, respectively, and other applicable laws and regulations. The Company is a Cayman Islands company and Golden Bull WFOE (its PRC subsidiary) is considered a foreign invested enterprise. To comply with these regulations, the Company conducts the majority of its activities in PRC through Shanghai Dianniu and Shanghai Baoxun (its consolidated VIEs). As such, Shanghai Dianniu and Shanghai Baoxun are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements are a series of five agreements (collectively the “Contractual Arrangements”) which significant terms are as follows:

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contractual Agreements with Shanghai Dianniu

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Golden Bull WFOE and Shanghai Dianniu, as amended, Golden Bull WFOE is engaged as exclusive provider of management consulting services to Shanghai Dianniu. For such services, the Shanghai Dianniu agrees to pay service fees determined based on 93.2% of its net income to Golden Bull WFOE or Golden Bull WFOE has obligation to absorb 93.2% of Shanghai Dianniu’s losses.

The technical consultation and services agreement, as amended, remains in effect for 20 years until June 7, 2037. The agreement can be extended only if Golden Bull WFOE gives its written consent of extension of the agreement before the expiration of the agreement and Shanghai Dianniu shall agree to the extension without reserve.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Golden Bull WFOE and Shanghai Dianniu, as amended, Golden Bull WFOE has the exclusive right to provide Shanghai Dianniu with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, Golden Bull WFOE is entitled to a service fee that equals to 93.2% of the net income of Shanghai Dianniu determined by U.S. GAAP. The service fees may be adjusted based on the services rendered by Golden Bull WFOE in that month and the operational needs of Shanghai Dianniu.

The business cooperation agreement, as amended, remains in effect until and unless Golden Bull WFOE commits gross negligence, or a fraudulent act, against Shanghai Dianniu. Nevertheless, Golden Bull WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Shanghai Dianniu at any time.

Equity Option Agreements

Pursuant to the equity option agreements, as amended, among the shareholders who collectively own 93.2% of Shanghai Dianniu (the “Participating Shareholders”), Shanghai Dianniu and Golden Bull WFOE, Shanghai Dianniu Participating Shareholders jointly and severally grant Golden Bull WFOE an option to purchase their equity interests in Shanghai Dianniu. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of Shanghai Dianniu, the Participating Shareholders of Shanghai Dianniu are required to immediately return any amount in excess of the registered capital to Golden Bull WFOE or its designee of Golden Bull WFOE. Golden Bull WOFE may exercise such option at any time until it has acquired all equity interests of Shanghai Dianniu, and freely transfer the option to any third party. The agreements will terminate at the date on which all of the Participating Shareholders’ equity interests of Shanghai Dianniu has been transferred to Golden Bull WFOE or its designee.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Pledge Agreements

Pursuant to the equity pledge agreements, as amended, among the Participating Shareholders of Shanghai Dianniu and Golden Bull WFOE, such Participating shareholders pledge 93.2% of the equity interests in Shanghai Dianniu to Golden Bull WFOE as collateral to secure the obligations of Shanghai Dianniu under the exclusive consulting services and operating agreement. The Participating Shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Golden Bull WFOE’s interests, without Golden Bull WFOE’s prior approval. In the event of default, Golden Bull WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Shanghai Dianniu. The agreement will terminate at the date the Participating Shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, as amended, among the Participating Shareholders of Shanghai Dianniu and Golden Bull WFOE, Shanghai Dianniu’s Participating Shareholders have given Golden Bull WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Shanghai Dianniu and to exercise all of their rights as shareholders of Shanghai Dianniu, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Shanghai Dianniu. In consideration of such granted rights, Golden Bull WFOE agrees to provide the necessary financial support to Shanghai Dianniu whether or not Shanghai Dianniu incurs loss, and agrees not to request repayment if Shanghai Dianniu is unable to do so. The agreements shall remain in effect for 20 years until June 7, 2037.

Contractual Agreements with Shanghai Baoxun

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement and the business cooperation agreement between Golden Bull WFOE and Shanghai Baoxun, Golden Bull WFOE is engaged as exclusive provider of management consulting services to Shanghai Baoxun. For such services, the Shanghai Baoxun agrees to pay service fees determined based on all of its net income to Golden Bull WFOE or Golden Bull WFOE has obligation to absorb all of Shanghai Baoxun’s losses.

The technical consultation and services agreement remains in effect for 20 years until June 7, 2037. The technical consultation and services agreement can be extended only if Golden Bull WFOE gives its written consent of extension of the agreement before the expiration of the agreement and Shanghai Baoxun shall agree to the extension without reserve.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Golden Bull WFOE and Shanghai Baoxun, Golden Bull WFOE has the exclusive right to provide Shanghai Baoxun with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, Golden Bull WFOE will be entitled to a service fee that equals to 100% of the net income of Shanghai Baoxun determined by U.S. GAAP. The service fees may be adjusted based on the services rendered by Golden Bull WFOE in that month and the operational needs of Shanghai Baoxun.

The business cooperation agreement remains in effect until and unless Golden Bull WFOE commits gross negligence, or a fraudulent act, against Shanghai Baoxun. Nevertheless, Golden Bull WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Shanghai Baoxun at any time.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Option Agreements

Pursuant to the equity option agreement between the shareholders of Shanghai Baoxun and Golden Bull WFOE, Shanghai Baoxun shareholders jointly and severally grant Golden Bull WFOE an option to purchase their equity interests in Shanghai Baoxun. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of Shanghai Baoxun, the shareholders of Shanghai Baoxun are required to immediately return any amount in excess of the registered capital to Golden Bull WFOE or its designee of Golden Bull WFOE. Golden Bull WOFE may exercise such option at any time until it has acquired all equity interests of Shanghai Baoxun, and freely transfer the option to any third party. The agreement will terminate at the date on which all of the shareholders’ equity interests of Shanghai Baoxun has been transferred to Golden Bull WFOE or its designee.

Equity Pledge Agreements

Pursuant to the equity pledge agreement between the shareholders of Shanghai Baoxun and Golden Bull WFOE, such shareholders pledge all of their equity interests in Shanghai Baoxun to Golden Bull WFOE as collateral to secure the obligations of Shanghai Baoxun under the exclusive consulting services and operating agreement. The shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Golden Bull WFOE’s interests, without Golden Bull WFOE’s prior approval. In the event of default, Golden Bull WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Shanghai Baoxun. The agreement will terminate at the date the shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreement between the shareholders of Shanghai Baoxun and Golden Bull WFOE, Shanghai Baoxun’s shareholders have given Golden Bull WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Shanghai Baoxun and to exercise all of their rights as shareholders of Shanghai Baoxun, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Shanghai Baoxun. In consideration of such granted rights, Golden Bull WFOE agrees to provide the necessary financial support to Shanghai Baoxun whether or not Shanghai Baoxun incurs loss, and agrees not to request repayment if Shanghai Baoxun is unable to do so. The agreement shall remain in effect for 20 years until June 7, 2037.

Based on the foregoing contractual arrangements, which grant Golden Bull WFOE effective control of Shanghai Dianniu, obligate Golden Bull WFOE to absorb 93.2% of the risk of loss from their activities, enable Golden Bull WFOE to receive 93.2% of their expected residual returns, and grant Golden Bull WFOE effective control of Shanghai Baoxun obligate Golden Bull WFOE to absorb all of the risk of loss from their activities, and enable Golden Bull WFOE to receive all of their expected residual returns, the Company accounts for Shanghai Dianniu and Shanghai Baoxun as a VIEs. Accordingly, the Company consolidates the accounts of Shanghai Dianniu for the periods presented herein and Shanghai Baoxun from February 22, 2017, the date of which Shanghai Baoxun becomes under common control, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of Golden Bull Cayman and each of the following entities:

Name	Background	Ownership
Golden Bull BVI	A British Virgin Islands company Incorporated on February 27, 2017	100%
Golden Bull HK	A Hong Kong company Incorporated on January 24, 2017	100% owned by Golden Bull BVI
Golden Bull WFOE	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on June 8, 2017	100% owned by Golden Bull HK
Shanghai Dianniu	A PRC limited liability company Incorporated on November 17, 2015 Services for online marketplace connecting borrowers and lenders.	VIE of Golden Bull WFOE
Shanghai Baoxun	A PRC limited liability company Incorporated on January 22, 2016 Design and production of online advertisement and marketing survey services for online marketplace.	VIE of Golden Bull WOFE

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and their VIEs. All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments were included in accumulated other comprehensive income (loss). The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2017 and 2016 were translated at 6.51 RMB and 6.94 RMB to $1.00, respectively. The shareholder’s equity (deficiency) accounts were stated at their historical rate. The average translation rates applied to the consolidated statement of income accounts for the years ended December 31, 2017, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015 were 6.76 RMB, 6.64 RMB and 6.43 RMB, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts included in current assets and current liabilities are reported in the consolidated balance sheets as approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. The long-term prepaid expense is approximate to its carrying value.

Revenue recognition

Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Transaction Fees: Transaction fees are paid by borrowers to the Company for the work performed through its platform. These fees are recognized as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

Management Fees: Loan borrowers pay a management fee on each loan payment to compensate the Company for services provided in connection with facilitation of the loan transactions. The Company records management fees as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

Sales taxes: Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 3% prior to March 2017 (6% starting in April 2017) of the gross proceed or at a rate approved by the Chinese local government Transaction fee and management fee that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 7% of the VAT. VAT and miscellaneous sales taxes are presented as reduction of revenue.

Incentives

In order to incentivize lenders, the Company provides incentives to marketplace lenders, who commit a certain amount of money for a period of time. During the relevant incentive program period, the Company set certain thresholds for the lenders to qualify for the cash incentive. When a qualified investment is made by a lender, the incentive payment is paid to the lender as a percentage of investment amount at the time of loan issuance as part of its investment to the specified loan that he/she has invested. The incentive expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss. These expenses amounted to $1,497,279, $503,238 and $0 for the years ended December 31, 2017, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Servicing Expense

Servicing expenses are paid by the Company to a third party platform provider on each deposit made by the lenders into their respective fund accounts held by the third party platform fund accounts. The amount of these expenses is based upon the deposit amount. The servicing expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss. These expenses amounted to $205,604, $105,386 and $0 for the years ended December 31, 2017, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively.

Verification, credit assessment and the decision-making processes costs

Costs related to verification and credit assessment are recognized in the selling expenses in our accompanying consolidated statements of operations. Costs related to the decision-making processes are recognized in the general and administration expenses in our accompanying consolidated statements of operations. These expenses are immaterial to our consolidated statements of operations for the years ended December 31, 2017, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investment placed with banks or other financial institutions and have original maturities of less than six months. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at a third party platform fund accounts which are unrestricted as to immediate withdrawal and use.

Other receivables

Other receivables represented employee advances to pay certain of its expenses in the normal course of business and rental security deposits.

Prepaid expenses

Prepaid expenses represented advance payments made to its vendors for certain prepaid services such as marketing and promotions services, advisory serves, and rentals of apartment units.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method after consideration of the estimated useful lives and estimated residual value. The estimated useful lives are as follows:

	Useful Life	Estimated Residual Value
Office equipment and furnishing	3-5 years	5%
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives	-

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2017 and 2016, no impairment of long-lived assets was recognized.

Deferred rent

The Company leases office space and apartment units under operating lease agreements. Certain lease agreements contain scheduled rent increases, tenant improvement allowances or free rent clauses during the term of the lease which are recorded as deferred rent liabilities. Deferred rent liabilities represent the cumulative amount charged to operations under these leases in excess of the amounts paid. Rent expense is amortized on a straight-line basis to operating expense over the applicable lease term.

Research and development

Research and development costs, which include the salary of the Company’s research and development department and benefit and website development cost, are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred and included in selling expenses. These expenses amounted to $460,351, $373,510 and $0 for the years ended December 31, 2017, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the operations of statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017 and 2016 are subject to examination by any applicable tax authorities.

Non-controlling Interest

Non-controlling interest mainly consists of an aggregate of 6.8% (amended from 10.8% on December 4, 2017 as a result of a former Shareholder of Shanghai Dianniu transferred its 4.0625% equity interest to a Shanghai Dianniu Participating Shareholder) of the equity interests of Shanghai Dianniu held by two entities. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2017, there were no dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $260,451, $159,352 and $8,411 for the years ended December 31, 2017, 2016 and for the period from November 17, 2015 (inception) to December 31 2015, respectively.

Recently issued accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company has assigned internal resources in addition to the engagement of third party service providers to assist in the evaluation. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09 to the timing of recognition of transaction and management fees at the time of loan issuance and the Company’s lender acquisition costs, which is its general marketing expenses, will recognize as incurred due to its general marketing expense do not have a direct relationship to be applied into any specified loan.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. This ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. The amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Variable interest entity

On June 8, 2017, Golden Bull WFOE entered into Contractual Arrangements with Shanghai Dianniu and Shanghai Baoxun and its Participating Shareholders. On December 4, 2017, Shanxi Xifeng Investment Co., Ltd., a former Shareholder of Shanghai Dianniu, transferred its 4.0625% equity interest in Shanghai Dianniu to Xiaohui Liu, a Participating Shareholder. As a result, Golden Bull WFOE, Shanghai Dianniu, and Shanghai Dianniu Participating Shareholders amended the Contractual Arrangements and the equity interest of Shanghai Dianniu Participating Shareholders increased from 89.2% to 93.2% in the Contractual Arrangements. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies Shanghai Dianniu and Shanghai Baoxun as VIE’s.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Golden Bull WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Shanghai Dianniu because it has both of the following characteristics:

(1)	The power to direct activities at Shanghai Dianniu and Shanghai Baoxun that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from Shanghai Dianniu and Shanghai Baoxun that could potentially be significant to such entity.

Accordingly, the accounts of Shanghai Dianniu and Shanghai Baoxun are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2017	December 31, 2016

Current assets	$7,304,993	$7,910,963
Property and equipment, net	83,522	86,683
Other noncurrent assets	1,984,507	1,104,447
Total assets	9,373,022	9,102,093
Total liabilities	469,232	282,293
Net assets	$8,903,790	$8,819,800

	December 31, 2017	December 31, 2016

Current liabilities:
Other payables and accrued liabilities	$433,585	$173,810
Deferred revenues	-	13,281
Deferred rent liabilities	-	13,046
Taxes payable	35,647	82,156
Total liabilities	$469,232	$282,293

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summarized operating results of the VIEs’ are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015

Operating revenues	$6,953,757	$3,705,770	$-
Income (loss) from operations	$(871,143)	$216,854	$(141,693)
Net income (loss)	$(508,491)	$164,811	$(106,269)

Note 4 – Prepaid expenses

Prepaid expenses consist of the following:

	December 31, 2017	December 31, 2016

Cloud services	$3,086	$7,083
Rental	5,507	-
Platform	-	15,839
Advertising	834,515	1,024,000
Marketing and promotion	2,024,084	486,251
Professional services	1,541,666	-
Others	215	633
Subtotal	4,409,073	1,533,806
Less: long term prepaid expenses	(2,472,186)	(1,041,265)
Total	$1,936,887	$492,541

Note 5 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2017	December 31, 2016

Office equipment and furniture	$130,812	$77,587
Leasehold improvement	52,187	46,360
Subtotal	182,999	123,947
Less: accumulated depreciation and amortization	(99,477)	(37,264)
Total	$83,522	$86,683

Depreciation and amortization expense for the years ended December 31, 2017, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015 amounted to $57,603, $38,973 and $0, respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Taxes

Income tax

Income (loss) before taxes consists of the following:

	For the year ended	For the year ended
	December 31, 2017	December 31, 2016

PRC	$(780,032)	$219,749
Foreign	(488,334)	-
	$(1,268,366)	$219,749

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed

PRC

Under the Income Tax Laws of the PRC, companies are subject to income tax at a rate of 25%.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended	For the year ended
	December 31, 2017	December 31, 2016

China income tax rate	25.0%	25.0%
IPO costs	7.7%	0.0%
PRC – non-deductible expense	(1.7%)	0.0%
Cayman – non-deductible expense	(9.6%)	0.0%
Effective tax rate	21.4%	25.0%

Deferred tax assets – China

According to Chinese tax regulations, net operating losses can be carried forward to offset operating income for five years. Significant components of deferred tax assets were as follows:

	December 31, 2017	December 31, 2016

Net operating losses	$302,3200	$-
Depreciation and amortization	-	5,503
Deferred revenues	-	3,320
Total	$302,3200	$8,823

For the year ended December 31, 2017, the Company incurred an operating loss of $1,209,281 and recorded non-current deferred tax assets of $302,320. The Company recorded non-current deferred tax assets of $8,823 as of December 31, 2016.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company believes that a valuation allowance is not deemed necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company generated profits for the year ended December 31, 2016. The management is expected to generate profits in the coming periods after the Company completed the IPO process. The Company recorded non-current deferred tax assets of $8,823 as of December 31, 2016, which were fully utilized during the year ended December 31, 2017.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2016, the Company did not have any significant unrecognized uncertain tax positions.

 sv

Taxes payable consisted of the following:

	December 31, 2017	December 31, 2016

VAT taxes payable	$28,877	$48,468
Income taxes payable	-	28,550
Other taxes payable	6,770	5,138
Totals	$35,647	$82,156

Note 7 – Concentration of Risk

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2017 and 2016, $1,389,617 and $6,847,116 were deposited with a bank located in the PRC, respectively. As of December 31, 2017 and 2016, $4,067,161 and $531,804 were deposited with a third party platform fund account located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions and third party fund holder are of high credit quality, it also continually monitors their credit worthiness.

Customer concentration risk

For the year ended December 31, 2017, one borrower paid transaction and management fees which accounted for 16.8% of the Company’s operating revenues. For the year ended December 31, 2016, two borrowers paid transaction and management fees which accounted for 45.8% and 31.1% of the Company’s operating revenues, respectively.

Note 8 – Equity

Capital contribution

For the years ended December 31, 2017, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, the Company received $17,853, $6,860,367 and $936,600 of capital contributions, respectively, from controlling interest shareholders. For the year ended December 31, 2016, the Company received $1,184,202 of capital contributions from non-controlling interest shareholders.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As of December 31, 2017, 2016 and 2015, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun collectively attributed $6,189, $6,189 and $0 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2017 and 2016, amounts restricted are the net assets of Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun, which amounted to $8,903,790 and $8,819,800 respectively.

Ordinary shares issuances

On June 23, 2017, 10,942,360 ordinary shares of the Company were issued to the Participating Shareholders in connection with the restructuring of the Company.

On June 23, 2017, 796,640 ordinary shares of the Company were issued for consulting services in connection with internet finance industry development, financing consultation for the period July 2017 to June 2020. The valuation of these shares was valued at approximately $1.6 million at $1.98 per share determined by the recent cash transactions contributed in Shanghai Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company.

On June 23, 2017, 650,000 ordinary shares of the Company were issued for consulting services in connection with private financing and road show services in relation to the Company’s initial public offering (“IPO”) for the period July 2017 until the successful completion of the Company’s IPO. The valuation of these shares was valued at approximately $1.3 million at $1.98 per share determined by the recent cash transactions contributed in Shanghai Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company.

On June 23, 2017, 585,000 ordinary shares of the Company were issued for consulting services in connection with financial, and accounting services in connection the Company’s IPO. The valuation of these shares was valued at approximately $1.2 million at $1.98 per share determined by the recent cash transactions contributed in Shanghai Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company. Approximately $1.0 million fair value of services fee with a term for the period July 2017 until the successful completion of the Company’s IPO with approximately $0.2 million fair value of service fee with a term for the period July 2017 to June 2018.

On November 3, 2017, prior to completion of its initial public offering, the shareholders of the Company resolved to sub-divide the 50,000 issued ordinary shares of a par value of US $1.00 per share in the capital of the Company into 5,000,000 ordinary shares of a par value of US $0.01 per share and increase the authorized share capital of the Company to 50,000,000 ordinary shares from 50,000 ordinary shares. Simultaneously, the Board of Directors of the Company adopted a consent to issue additional 8,000,000 ordinary shares to the Company’s existing shareholders proportionally with their respective existing ownership percentage immediately prior to this new issuance.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company considered the above transactions as a 260 for 1 stock split of its ordinary shares and deemed the original 50,000 ordinary shares were part of the Company’s recapitalization to result in 13,000,000 ordinary shares issued and outstanding prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the stock split.

Note 9 – Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

The Company has entered into non-cancellable operating lease agreements for an office space and two apartment units for its executives. The office space has a lease term expiring in January 2020 with a monthly rental of approximately $32,000. The two apartment units have lease terms are expiring in November 2018 and May 2018 with monthly rentals of approximately $1,000 and $4,300 respectively.

The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2017 are as follow:

Twelve months ending December 31,	Minimum lease payment
2018	$397,118
2019	386,406
2020	17,658
Total minimum payments required	$801,182

Rent expense for the year ended December 31, 2017 and 2016 was $399,569 and $359,448, respectively.

Note 10 – Subsequent Event

Initial Public Offering

On March 22, 2018, the Company completed its initial public offering of 1,550,000 ordinary shares at a public offering price of $4.00 per share, for total gross proceeds of approximately $6.2 million before underwriting discounts and commissions and offering expenses. On March 28, 2018, the Company sold an additional 232,500 ordinary shares for gross proceed of $930,000.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following transactions are reflected in the Company’s selected financial information on a pro forma and as adjusted basis:

●	Completion of the initial public offering of 1,550,000 shares of its ordinary shares for gross proceeds of $6,200,000, and less costs of $975,788, for net proceeds of $5,224,212;
●	Offering of 232,500 ordinary shares pursuant to the underwriters’ over-allotment option for gross proceeds of $930,000 and less costs of $88,350, for net proceeds of $841,650.
●	Deposit of $600,000 to fund an escrow account established for purposes of indemnifying the underwriters of the initial public offering for a period of 30 months;
●	To net against prepaid IPO costs of $2,404,580 with the Company’s gross proceeds, of which, $2,000,000 are non-cash transactions in relation to the issuance of ordinary shares to service providers for IPO services.

On a pro forma as adjusted basis, selected financial information of the consolidated balance sheet as of December 31, 2017 is as follows:

Selected Consolidated Balance Sheet Data:	As of December 31, 2017	Offering	Pro Forma as Adjusted

Cash	$5,456,778	$5,465,862	$10,922,640
Total current assets	$10,056,660	$3,061,282	$13,117,942
Total assets	$12,914,688	$3,661,282	$16,575,970
Total current liabilities	$469,232	$-	$469,232
Total liabilities	$469,232	$-	$469,232
Total shareholder’s equity	$12,445,456	$3,661,282	$16,106,738

Note 11 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income (loss) of the subsidiary is presented as “share of income (loss) of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017 and 2016.

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
CURRENT ASSETS
Prepaid expenses	$751,667	$-
Prepaid IPO costs	2,000,000	-
Total current assets	2,751,667	-

OTHER ASSETS
Investment in subsidiary	8,298,679	7,859,744
Prepaid expenses	789,999	-
Total other assets	9,088,678	7,859,744

Total assets	$11,840,345	$7,859,744

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 13,000,000 and 26,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively*	130,000	260
Shares subscription receivables	(45,457)	(45,457)
Additional paid-in capital	12,312,828	8,046,392
Statutory reserves	6,189	6,189
Retained earnings (accumulated deficit)	(893,921)	48,447
Accumulated other comprehensive income (loss)	330,706	(196,087)
Total shareholders’ equity	11,840,345	7,859,744

Total liabilities and shareholders’ equity	$11,840,345	$7,859,744

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended	For the Year Ended	For the period from November 17, 2015 (inception) to
	December 31, 2017	December 31, 2016	December 31, 2015

GENERAL AND ADMINISTRATIVE EXPENSES	$(488,334)	$-	$-

EQUITY OF INCOME (LOSS) OF SUBSIDIARY	(454,034)	160,905	(106,269)
NET INCOME (LOSS)	(942,368)	160,905	(106,269)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	526,793	(184,509)	(11,578)
COMPREHENSIVE LOSS	$(415,575)	$(23,604)	$(117,847)

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended	For the period from November 17, 2015 (inception) to
	December 31, 2017	December 31, 2016	December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(942,368)	$160,905	$(106,269)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Equity (income) loss of subsidiary	454,034	(160,905)	106,269
Amortization of stock compensation expenses for services	488,334	-	-
Net cash used in operating activities	-	-	-

CHANGES IN CASH	-	-	-

CASH, beginning of year	-	-	-

CASH, end of year	$-	$-	$-

NON-CASH TRANSACTIONS OF FINANCING ACTIVITIES
Issuance of ordinary shares to service providers for IPO services	$2,000,000	$-	$-
Issuance of ordinary shares to service providers for consulting services	$2,030,000	$-	$-

