Form 20-F
period 2018-12-31
Golden Bull Ltd
filed 2019-04-30
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018 was: 14,899,185 ordinary shares, par value $0.01 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Golden Bull” refer to Golden Bull Limited, a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 23, 2019, the cash buying rate announced by the People’s Bank of China was RMB6.7082 to $1.00.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

	For the years ended December 31,
	2018	2017	2016
Summary Consolidated Statements of Operations:
Operating revenue	$7,889,201	$6,953,757	$3,705,770

Operating expense
Selling	(4,940,784)	(3,910,646)	(1,434,662)
General and administrative	(6,685,377)	(3,916,736)	(1,636,353)
Research and development	(447,884)	(485,852)	(417,901)
Total operating expenses	(12,074,045)	(8,313,234)	(3,488,916)

Other income (expense)
Other income, net	186,548	91,111	2,895

(Loss) income before income taxes (benefits)	(3,998,297)	(1,268,366)	219,749

Provision (benefit) for income taxes	(461,171)	(271,541)	54,938

Net income (loss)	(3,537,126)	(996,825)	164,811

Less: Net income (loss) attributable to non-controlling interest	(111,145)	(54,457)	3,906

Net income (loss) attributable to Golden Bull Limited	$(3,425,981)	$(942,368)	$160,905

The following table presents our summary consolidated balance sheet data as of December 31, 2018 and 2017.

	December 31,	December 31,
	2018	2017

Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,334,425	$5,456,778
Other assets	10,147,045	7,457,910
Total assets	$12,481,470	$12,914,688
Total liabilities	403,219	469,232
Total shareholders’ equity	12,078,251	12,445,456

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

If we are unable to successfully execute our car leasing business plan, it would adversely affect us and our growth plans.

An element of our growth strategy includes the expansion of our operations to our upstream and downstream industries. In fiscal 2018, we set new financial targets to grow operating income, accelerate earnings per share growth faster than operating income growth and improve return on invested capital. Our ability to meet these financial targets partially depends on our successful execution of our car leasing business plan, including various related initiatives. There are various risks related to these efforts, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our car leasing business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our various business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

If we are unable to maintain or increase the volume of loan transactions facilitated through our marketplace or if we are unable to retain existing borrowers or lenders or attract new borrowers or lenders, our business and results of   operations will be adversely affected.

The volume of loan transactions facilitated through our marketplace has grown rapidly since our inception. The total amount of loans facilitated through our marketplace was $307.5 million as of December 31, 2018, which increased substantially from $183.7 million as of December 31, 2017. In the year ended December 31, 2018, the total amount of loans facilitated through our marketplace was $123.8million, compared with $130.0 million in the year ended December 31, 2017. To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loan transactions by retaining current participants and attracting more users. We intend to continue to dedicate significant resources to establishing new acquisition channels and introducing a wider range of loan products. Furthermore, if there are insufficient qualified loan requests, lenders may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. Furthermore, if there are insufficient lender commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and lenders who wish to exit their investments prior to maturity may not be able to do so in a timely manner.

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

In March 2018, we raised net proceeds of approximately US$5.2 million in an initial public offering, after deducting its fees and expenses. We generated negative cash flows from operating activities in the amount of approximately $5.1 million in 2018. In addition, we generated a net loss of approximately $3.5 million during the year ended December 31, 2018. We cannot assure you our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our fees from borrowers in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business organically. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

The China Banking Regulatory Commission, Ministry of Industry and Information Technology and the Ministry of Public Security published the P2P Measures on August 17, 2016. According to the P2P Measures, the maximum loan balance at any given time for an individual shall be not more than RMB 200,000, and for a business enterprise not more than RMB 1,000,000, borrowed from a single internet lending information intermediary platform and not more than RMB 1 million for an individual and RMB 5 million for a business enterprise, respectively, in total from all platforms. If we were found to be in violation of the P2P Measures, a penalty of up to RMB30,000 would be imposed for such violation. We would not be fined for each violation; however, if there were repetitive violations, more severe penalties may be imposed. However, it is unclear from the P2P Measures as to the magnitude of such penalties. As of December 31, 2018, none of our borrowers held loans exceeding the limitations set forth in the P2P Measures. We believe that we are in compliance with the P2P Measures and that our new loan structure should continue to be in compliance with the P2P Measures. Given that the P2P Measures are new, there is no guarantee that the relevant government authorities will deem our operations to be in full compliance with the P2P Measures.

On December 1, 2017, the Online Lending Rectification Office and the P2P Special Rectification Office jointly issued the Notice on Regulation and Rectification of the “Cash Loan” Business, or the Letter No.141, which prohibits lending to borrowers without source of income. The Letter No.141 also regulates P2P Companies shall not (i) match or match in a disguised form any loans in violation of the provisions on the interest rate; they are prohibited from deducting the interest, commission fee, management fee or margin from the principal or setting high overdue interest, overdue fine, penalty interest, etc.; (ii) outsource their core business such as customers’ information collection, screening, credit assessment, account-opening, etc.; (iii) match the funds of banking financial institutions to invest in P2P lending, and (iv) provide the loan-matching service for on-campus students or other borrowers having no source of income or debt-paying ability. They shall not provide “down payment loans”, property over-the-counter financing or other loan-matching service for property purchase, nor shall they provide loan-matching service for anyone who has no designated loan purposes. We believe we are in compliance with Letter No. 141, but we cannot assure you that the regulatory authorities will not require us to make further adjustment in our operations to comply with Letter No. 141. The finding that our operations are not in compliance with Letter No. 141, or the implementation of any material changes to our business operations have a material impact on our future financial results.

On December 8, 2017, the P2P Special Rectification Office released the Notice on the Special Rectification Acceptance of the P2P Online Lending Risk, or the Letter No.57. Letter No.57 requires local financial regulatory authorities, local counterparts of CBRC, local branches of the People’s Bank of China, local public security bureaus, local communication administration agencies and local administration of industry and commerce (“AIC”) to jointly inspect and accept P2P Companies on the compliance of their business operations with the P2P Measures and other relevant laws and regulations regulating P2P Companies. Letter No.57 provides that a P2P Company shall be not in breach of the following before it can be accepted as qualified to file the P2P Registration, including: (i) it may not conduct “thirteen prohibited actions” or exceed the lending amount limit for a single borrower as required under the P2P Measures after August 24, 2016 and shall gradually reduce the balance of non-compliance business until reaching to a zero balance; (ii) if it has engaged in businesses of the real estate mortgage, Campus loan Business or Cash Loan Business, it is required to suspend new loan origination and to gradually reduce the outstanding balance of such loans as required under the Letter No.26 and the Letter No.141; and (iii) it shall open custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office to deposit customer funds. A P2P Company can only be registered with local financial regulatory authority (“P2P Registration”) after being accepted qualified to file the P2P Registration. Letter No.57 further requires that local government authorities shall conduct and complete the aforementioned acceptance inspection and P2P Registration pursuant to the following time requirement: (i) the P2P Registration for major P2P Companies shall be completed before April 2018; (ii) regarding P2P Companies with substantial outstanding balance of prohibited loans and having difficulties to reduce such balance within required timeframe, the relevant business shall be disposed and/or carved out, and the P2P Registration shall be completed by the end of May 2018; and (iii) regarding P2P Companies with extremely difficulties in completing rectification due to very complex and complicated circumstances, P2P Registration shall be completed no later than by the end of June 2018. In addition, a P2P Company that is unable to pass the acceptance inspection and complete the P2P Registration may, after suspending its online lending business pursuant to the requirements under the relevant laws and regulations and following certain guidance of the government, integrate relevant industry resources in order to continue to participate in the online lending business through merger and acquisitions with other P2P Companies that have completed P2P Registration. P2P Companies that fail to pass the acceptance inspections and complete the P2P Registrations but are continuing engaging in the online lending business may be subject to administrative sanctions, including but not limited to revoking their telecommunication business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to them. Our prior plan was to receive the required acceptance inspection in the first quarter of 2018 and to file and complete our P2P Registration thereafter, prior to the June 2018 deadline. However, the P2P Special Rectification Office postponed the P2P Registration deadline provided by Letter No.57 and has not issued an updated deadline. We have not received any penalty or punishment for our failure to register our P2P platform. We will file our P2P Registration application once we receive notice from the relevant authorities. However, we may change our plan to coordinate with the effective time of the implementation rules of the P2P Measures in Shanghai and requirements from relevant authorities. Due to the lack of interpretation and detailed implementation rules and the fact that the laws and regulations regulating the online lending business in the PRC are rapidly evolving, it is unclear to us whether our rectifications to our business operation are acceptable to the regulatory authorities. Even we are positively rectifying our business operation in accordance with the existing laws and regulations that are applicable to us, and even if we implement certain measures as required by the regulatory authorities in the future, we cannot assure you that the adjusted business operation will be in full compliance with existing and future laws and regulations, nor can we assure you that we would receive the acceptance inspection in time from the relevant government authorities or complete the P2P Registration within required timeframe. If any of the foregoing were to occur, the result could materially and adversely affect our business, financial condition and results of operations.

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

The online consumer finance marketplace industry in China is intensely competitive and evolving. According to the Research Report on the Internet Finance Industry and Development Strategy (the “China IRN Report”), as of December 31, 2018, there were 1,021 online consumer finance marketplaces in China. With respect to borrowers, we primarily compete with traditional and other online consumer finance companies, financial institutions, such as consumer finance business units in commercial banks, credit card issuers and a significant number of other unlike consumer finance companies such as ours. With respect to lenders, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, and real estate alternative asset classes.

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

We had net loss of approximately $3.5 million in 2018 and net loss of approximately $1 million in 2017. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, lenders and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our results of operation may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

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

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and lenders to our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient lenders depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. As such, we have entered into marketing and promotion agreements with a network of advertising agencies in various regions in the PRC to promote our products and platform. Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of approximately $2,271,000 in 2018 in   connection with lender acquisition. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

Our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated VIEs, and the contractual arrangements among WFOE, our VIEs and the shareholders of our VIEs are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of the Company.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entity” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, is finally issued and will become effective on January 1, 2020. See “Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law”.

Although variable interest entity structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Shanghai Dianniu Internet Finance Information Service Co. Ltd. (“Dianniu”) and Dianniu Participating shareholders to operate our platform. We intend to rely on contractual arrangements with Baoxun and Baoxun Shareholders to engage in design and production of online advertisement and marketing survey services for online marketplace in the future. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, our consolidated variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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

In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entity” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, is finally issued and will become effective on January 1, 2020. See “Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law”.

Although variable interest entity structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

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

Mr. Zeng, our Chief Executive Officer and chairman and Mr. Liu, a member of our Board of Directors, currently own 16.68% and 42.12%, respectively, of our outstanding ordinary shares. As a result of their significant shareholding, Messrs. Zeng and Liu have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “6.E. Share Ownership.”

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

We listed our ordinary shares on the Nasdaq Capital Market under the symbol “DNJR” on March 19, 2018 and completed an initial public offering of 1,550,000 ordinary shares on March 22, 2018 (“IPO”), raising approximately US$5.2 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On March 28, 2018, ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company’s IPO exercised the full over-allotment option to purchase an additional 232,500 ordinary shares raising approximately US$850,000 in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

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

Capital Expenditures

We incurred capital expenditures of approximately $3.3 million, $49,000 and $109,000 for the years ended December 31, 2018, 2017 and 2016, respectively, primarily in connection with purchases of motor vehicles for daily use, computer equipment and IT server to support our operation and services in our platform and an approximate $2.5 million paid for purchasing automobiles for the new line of business. These capital expenditures were financed by cash provided by operating and financing activities.

We expect that our capital expenditures in fiscal year 2019 will be incurred primarily in connection with additional computer equipment and IT server to support our services in our platform.

Business Overview

We are primarily an online finance marketplace, or “peer-to-peer” lending company, in China that provides borrowers access to loans. The loans that we are currently arranging generally range from 30 days to 540 days, and are secured by borrowers’ automobiles. Through our online marketplace, we connect individual lenders with individual and small business borrowers. We currently conduct our business operations exclusively in China.

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

Our marketplace also provides lenders with risk-adjusted returns that we believe are attractive. The average annualized return for lenders that have provided loans through our platform in 2018 was 11.01%, compared to a peer-to-peer industry average return rate of 9.81%, based on the China IRN Report, issued by ChinaIRN.com, an independent research institution in PRC that specializes in industry survey and research.

From our inception in November 2015 through December 2018, we facilitated loans in the aggregate principal amount of approximately RMB2.1 billion ($307.5 million). We generate revenues primarily from transaction fees, which averaged 3.26% and 2.54% of the principal amount loaned through our platform during the years ended December 31, 2018 and 2017, respectively, and management fees, which averaged 3.59% and 3.11% of the principal amount loaned through our platform during the years ended December 31, 2018 and 2017, respectively, each of which is charged to borrowers for our services. Our revenues totaled approximately $7.9 million in 2018 and approximately $7.0 million in 2017. See “Item 5. Operating and Financial Review and Prospects — Results of Operation — Revenue” for a description of our transaction and management fees.

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

As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace nor do we manage our borrowers and lenders’ account portfolios. We facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral. However, we do not take control of funds that pass between such lenders and borrowers. Instead, payments are made through third party payment systems. Prior to August 2017, we used China PnR for payment services. On June 15, 2017, Bank of Shanghai started to serve as the exclusive custodian for our lending platform, providing account management, funds depository, custodian, and account segregation services in connection with funds transfers in loan transactions facilitated via our platform. For loan transactions facilitated through our platform, the bank sets up separate accounts for borrowers, lenders and guarantors and withdraws and deposits funds based on instructions generated by our platform. The bank also provides other ancillary services such as platform user identity verification and account statements preparation. In August 2017, we finished the transition from the custodian system of China PnR to the custodian system of Bank of Shanghai. In November 2018, we finished the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we have cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018.

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

However, due to limitations on loan sizes to borrowers set forth in the P2P Measures (defined below), we have structured loans such that the underlying individual or small company borrowers borrow the funds directly from the lenders on our platform. The loan institutions are guarantors of such loans. All of the loans we facilitated were within the limitations set forth in the P2P Measures. As of December 31, 2018, none of our borrowers held loans exceeding the limitations set forth in the P2P Measures. We believe that we are in compliance with the P2P Measures and that our new loan structure should continue to be in compliance with the P2P Measures. Given that the P2P Measures are new, there is no guarantee that the relevant government authorities will deem our operations to be in full compliance with the P2P Measures.

During the quarters ended March 31, 2018, June 30, 2018, September 30, 2018 and December 31, 2018, approximately 98.5%, 86.3%, 80.5% and 25.0% of the loans facilitated through our platform were made to borrowers that borrowed through our platform multiple times, respectively. During the year ended December 31, 2018, the average number of loans per individual borrower was 1.97 and the average number of loans per small business borrower was 18.38. We do not allow borrowers to borrow through our platform unless their prior loans facilitated through our platform have previously been paid in full and we do not allow borrowers to repay their existing loans with new loans facilitated through our platform. Consequently, borrowers must repay loans using funds obtained from other sources other than our platform. Alternatively, the borrower can provide additional collateral, in which case we would allow the borrower to borrow 70% of the value of the additional collateral.

We have been searching for new profit growth opportunities in our upstream and downstream industries, which could bring us potential customer groups for our loan platform. In April 2018, we established Shanghai Youwang Vehicle Rental Limited (“Shanghai Youwang”), a subsidiary wholly owned by Dianniu,. Shanghai Youwang currently is in planning stage to enter the car leasing business. Management expects to begin the car leasing operations in the second half of 2019. The target customer group of Shanghai Youwang will be young users who have a demand for mid-range   vehicles priced around approximately RMB200,000. These target customers could also be potential customers for our loan platform in the future. Shanghai Youwang plans to start its vehicle leasing business in third- and fourth-tier cities which have no vehicle license restrictions and have a projected rapidly rising consumer demand in the next 3 to 5 years. Based on our vehicle procurement contract we signed with the vehicle supplier, the first batch of vehicles shall be delivered to us beginning in September 2019. We plan to lease our vehicles to customers for a term ranging from a few hours to approximately 3 years at maximum. We are gradually recruiting managers and business personnel with relevant business experience according to the needs of Shanghai Youwang. As of the date of this report, Shanghai Youwang has not begun any operations.

In October 2018, we established another subsidiary of Dianniu, Shanghai Xingjiuhao Network Technology Limited (“Shanghai Xingjiuhao” or “Xingjiuhao”). Xingjiuhao is currently in the planning stage to enter the business for the production and sales for Internet of Things (“IoT”) technology and technical consulting. As of the date of this report, Xingjiuhao has not begun any operations.

Our Strategy

We have a limited operating history. We plan to continue to expand our borrower base by continuing to attract traditional lending or guarantee institutions whose customers utilize our platform, and generating more referrals from existing clients, and by attracting more individual borrowers directly through online methods such as search engine marketing, search engine optimization, mobile application downloads through major application stores, partnering with online channels through application programming interfaces, as well as various marketing campaigns. In addition, we plan to continue to expand our lender base using various social media and mobile platforms and networks to market our platform to potential lenders. We currently do not and will not promote our products and services through any offline marketing methods in accordance with Letter No.57. In addition, we intend to branch out into new areas of peer to peer lending in the future by, for example, facilitating loans that are not secured by automobiles or attracting institutional lenders. However, there is no guarantee that our expansion plans will be successful.

We had approximately $2.33 million in cash and cash equivalents as of December 31, 2018. We intend to continue to use these funds to grow our business primarily by:

●	enhancing our marketing efforts in order to increase awareness of our marketplace among potential lenders throughout China;

●	enhancing our online platform and mobile app;

●	hiring additional employees to enhance our business structure and management;

●	increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms; and

●	launch and roll out our new car rental business line.

Our Challenges

The online consumer finance marketplace industry in China is intensely competitive and we compete with many other consumer finance marketplaces. According to the China IRN Report, as of December 31, 2018, there were 1,021 online consumer finance marketplaces in China. In light of the low barriers to entry in the online consumer finance industry in China, we expect more players to enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

Historically, we have been dependent on a limited number of traditional lending or guarantee institutions, their representatives or their clients. For the year ended December 31, 2018, no borrower paid transaction and management fees accounted for more than 10% of the total operating revenues. As of December 31, 2018, no loans facilitated through our platform had defaulted and all payments were timely made. In the event that a loan facilitated through our platform defaults or a payment is not made timely, we are not obligated to repay, or otherwise pay any penalties to, lenders. As such, unlike some of our better capitalized competitors, we have not established a risk reserve fund designed to compensate lenders for any losses they incur in the event of default. Competitors that have established a risk reserve fund may be better positioned to attract lenders than we are. However, Letter No.57, released in December 2017, prohibits the online lending information intermediaries from withdrawing any existing risk reserve fund or originating new risk reserve funds, and requires the online lending information intermediaries to gradually reduce the existing balance of risk reserve fund.

The China Banking Regulatory Commission, Ministry of Industry and Information Technology and the Ministry of Public Security published the P2P Measures on August 17, 2016. According to the P2P Measures, the maximum loan balance at any given time for an individual shall be not more than RMB 200,000, and for a business enterprise not more than RMB 1,000,000, borrowed from a single internet lending information intermediary platform and not more than RMB 1 million for an individual and RMB 5 million for a business enterprise, respectively, in total from all platforms. If we were found to be in violation of the P2P Measures, a penalty of up to RMB30,000 would be imposed for such violation. We would not be fined for each violation; however, if there were repetitive violations, more severe penalties may be imposed. However, it is unclear from the P2P Measures as to the magnitude of such penalties. As of December 31, 2018, none of our borrowers held loans exceeding the limitations set forth in the P2P Measures. We believe that we are in compliance with the P2P Measures and that our new loan structure should continue to be in compliance with the P2P Measures. Given that the P2P Measures are new, there is no guarantee that the relevant government authorities will deem our operations to be in full compliance with the P2P Measures.

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

 Our prior plan was to receive the required acceptance inspection in the first quarter of 2018 and to file and complete our P2P Registration thereafter, prior to the June 2018 deadline. However, the P2P Special Rectification Office postponed the P2P Registration deadline provided by Letter No.57 and has not issued an updated deadline. We have not received any penalty or punishment for our failure to register our P2P platform. We will file our P2P Registration application once we receive notice from the relevant authorities.

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

Letter No.57 further prohibits P2P Registration to be made to a P2P Company in the event that it facilitates, directly or indirectly in any form, a loan transaction that violates relevant laws or regulations on private loan interest rate. According to the “Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Laws in the Trials of Private Lending Cases” promulgated by the Supreme People’s Court of the PRC on August 6, 2015, (i) the annual loan interest rate not exceeding 24% in a private loan should be supported by the people’s court in China (ii) where the annual interest rate agreed on by the borrower and the lender exceeds 36%, the agreement on the exceeding part shall be invalid; and (iii) where the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the people’s court shall support such request. During the year ended December 31, 2018, the loan interests charged to our borrowers were from 12% to 20%.

On August 13, 2018, the Online Lending Rectification Office issued Circular 63. According to Circular 63, all online lending information intermediaries shall start three types of inspection according to the national inspection standard list attached to Circular 63, including the self-inspection conducted by online lending information intermediaries, the self-discipline inspection conducted by local Internet finance associations or other relevant local organizations, and the administrative verification conducted by the local Online Lending Rectification Offices. All of these compliance inspections must have been completed before the end of 2018. The online lending information intermediaries that successfully pass these inspections and verification and maintain their operations for a certain period of time are eligible to file a registration application with the local financial authorities in 2019. Circular 63 includes the national inspection standard list for online lending information intermediaries, or the Compliance Inspection Items List.

Circular 63 states that the above-mentioned inspections and verification shall be conducted according to the P2P Measures, and the appendix of Circular 63, namely, Compliance Checklist for Online Lending Information Intermediaries. Circular 63 highlights and reaffirms the following top 10 areas for inspection:

(i) Whether the online lending information intermediary strictly operates as an information intermediary between borrowers and lenders or provides any credit services to the clients,

(ii) Whether the online lending information intermediary has a capital pool or makes any payment on behalf of its users,

(iii) Whether the online lending information intermediary is financing its own projects, or doing so in a disguised form,

(iv) Whether the online lending information intermediary is offering guarantees to lenders or promises guaranteed returns, directly or disguisedly,

(v) Whether the online lending information intermediary provides guaranteed repayment of principal,

(vi) Whether the online lending information intermediary evaluates the risk of the borrowers and makes a hierarchy management plan for such borrowers,

(vii)  Whether the online lending information intermediary fully discloses all information regarding the risk of borrowers,

(viii) Whether the online lending information intermediary adheres to the online lending principle of the small-amount and scattered manner when participating in network-based lending,

(ix) Whether the online lending information intermediary has sold any kinds of asset management products, or authorized any related organizations to sell any asset management products, and

(x) Whether the online lending information intermediary is attracting the lenders or investors by exaggerating the earnings prospects of a financing project.

Accordingly, on November 13, 2018, we submitted our self-inspection report to Shanghai Chongming District Rectification Office, in which we addressed our business status, legal compliance, existing problems and rectification in detail. On November 11, 2018, we received a Notice of Administrative Verification from Shanghai Chongming District Rectification Office, which requested Dianniu, our domestic operation company, to cooperate with a verification of our P2P business and self-inspection from November 15, 2018 to November 21, 2018. As of the date of this report, we have not yet received any notice regarding the results of such verification form Shanghai Chongming District Rectification Office.

On December 19, 2018, the Internet Finance Rectification Office and the Online Lending Special Risk Rectification Task Force (the “Online Lending Rectification Office”) jointly issued the Opinions on Classified Disposal and Risk Prevention Work of The Network Lending Institutions, or Opinion No.175, which states that network lending institutions shall gradually stop operation, except for those who strictly abide by related laws and regulations. Local Regulators divided online lending institutions into those whose risks have emerged and those that have not. The former refers to those institutions that have defaulted in paying back its lenders or cannot operate normally due to other newly emerged risks; the latter is divided into “Zombie” (Non-active) institutions, smaller institutions and larger institutions according to the size of the business stock. The standard scale is determined by each province according to the compensation amount and the number of lenders of the network lending institutions within the province. Large institutions are further categorized into high-risk large institutions and normal-operating institutions. Only the normal-operating institutions are allowed to file registrations and continue to operate, while the rest are required to cease operations in different ways according to their categories. As of the date of this report, we have not been informed of which category under the Opinion No.175 we are in and whether we can operate in the future accordingly.

If we fail to complete the P2P Registration pursuant to the time requirement under existing or any future laws and regulations, we may be required to suspend our online lending business, start another business, or seek to reengage in the online lending business through merger and acquisitions with other P2P Companies that have completed the P2P Registration. However, if we fail to complete the P2P Registration but continue participating in the online lending business regardless of requirements under relevant PRC laws and regulations, we may be subject to administrative sanctions taken by the related government authorities, including but not limited to, banning our website and prohibiting us from providing all kinds of financial services.

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

Transparent marketplace. We offer borrowers a transparent end-to-end process with foreseeable turnaround times and clear documentation requirements. All of the loans facilitated through our marketplace feature fixed interest rates, which together with service fees and late payment penalties, are clearly disclosed to borrowers during the application process. However, we do not engage in collection efforts directly or enforce payments. Instead, as disclosed on our website, we rely on our custodian, Bank of Shangrao, to process all payments between lenders and borrowers.

Benefits to Lenders

We believe that we provide the following benefits to lenders:

Access to a new asset class. We provide lenders with access to an investment opportunity that is outside the traditional investment channels available to lenders in China. We offer lenders the ability to invest on our marketplace with investment thresholds as low as RMB100 (approximately $15) and as high as RMB 200,000 (approximately $29,500), permitting diversification across multiple loans. In 2018, the average loan investment size through our marketplace was approximately RMB 74,000 (approximately $10,800).

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

Our Services

Through online marketplace, we connect borrowers and lenders with respect to short-term loans. Currently, the terms of loans are generally 30 days, 60 days, 90 days, 120 days and 180 days. There is no minimum loan requirement. The maximum loan requirement is the maximum allowed by PRC law of RMB 200,000 for an individual and RMB 1,000,000 for a business enterprise. The annualized interest rates paid by our borrowers in 2018 ranged between approximately 6% and approximately 16%, with the specific rate charged dependent upon our risk assessment of a borrower. The average interest rate in 2018 was 11%. In addition to paying our fees, many borrowers pay additional fees to the lending and guarantee companies that are also guarantors of the loans. We believe that bank loan interest rates in China generally range between 5% and 15%. In contrast to traditional banks, our application process is simpler and banks often require deposits of up to 30% to 40% of the amount borrowed. We believe that the loans we facilitate are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. Currently, all of our loan products are secured by automobiles and feature up-front transaction fees and fixed management fees.

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

During 2018, 3,482 loans that we facilitated were guaranteed. Guarantors consist only of traditional guarantee and lending companies with we collaborate. Such entities are qualified once we have reviewed credit reports and business licenses of such entities and have verified their ability to repay the loans they guarantee. In the event of default, the guarantor would be obligated to pay our lenders the amount owed and the guarantor would take control of the borrower’s collateral.

Previously, we experimented with loans secured by real estate, but no longer provide such option to borrowers. As a result of our risk management process, as of December 31, 2018, no loans facilitated through our platform had defaulted. To the extent a borrower were to default on a loan facilitated through our platform, we would expect to participate in the process to repossess the collateral underlying such loan or to collect from the guarantor of such loan. However, because there have been no defaults to date, our collection process has not been tested and we are uncertain as to the costs of any such process. To the extent the borrower’s car is held in a garage to which we or the guarantor of the loan has access, we believe that the costs should be nominal. The institutions with which we work are obligated to reimburse us for any such collection costs.

Although we facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral, we do not take control of funds that pass between lenders and borrowers that we connect. Instead, payments are made through third party payment systems. Prior to August 2017, we used China PnR for payment services. On June 15, 2017, Bank of Shanghai started to serve as the exclusive custodian for our lending platform, providing account management, funds depository, custodian, and account segregation services in connection with funds transfers in loan transactions facilitated via our platform. For loan transactions facilitated through our platform, the bank sets up separate accounts for borrowers, lenders and guarantors and withdraws and deposits funds based on instructions generated by our platform. The bank also provides other ancillary services such as platform user identity verification and account statements preparation. In August 2017, we finished the transition from the custodian system of China PnR to the custodian system of Bank of Shanghai. In November 2018, we finished the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we have cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018.

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

To ensure the quality of our service, we have an in-house R&D team consisting of 20 employees dedicated to the development of technologies related to our online platform and mobile applications. We also engage third party service providers on a regular basis for platform and related hardware maintenance and updating.

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

The percentages of applications that were approved in each quarter of 2018 were as follows:

Q1 2018	32%
Q2 2018	30%
Q3 2018	31%
Q4 2018	28%

The percentages of applications that were approved have been consistently at the rate between 28% - 32% in 2018. We expect these percentages to be stable starting in the second quarter of 2019 as our credit risk control procedures and techniques mature.

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

We do not directly receive any funds from lenders in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by Bank of Shangrao. Bank of Shangrao receives the funds from the lenders’ accounts and transfers a portion of the funds to our account to cover our fees and the remainder to the borrower. Borrowers repay the money to Bank of Shangrao which in turn deposits the funds in the lenders’ accounts.

Competition

The online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. According to the China IRN Report, as of December 31, 2018, there were 1,021 online consumer finance marketplaces. In light of the low barriers to entry in the online consumer finance industry, we expect more players to enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

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

Employees

As of December 31, 2018, we had a total of 91 employees of whom one was part-time. The following table sets forth the breakdown of our employees as of December 31, 2018 by function:

	Number of Employees	% of Total
Function
Technology and Development	20	21.98%
Risk Management	21	23.08%
Operations, Sales and Marketing	28	30.77%
Product Development	8	8.79%
General and Administrative	14	15.38%

Total	91	100.00%

As of December 31, 2018, 81 of our employees were based in Shanghai, where our principal executive offices are located, and the remaining employees are located in garages outside of Shanghai for the purpose of administering the automobiles used as collateral for the loans we facilitate.

We reduced 19 employees in 2018, mostly in our risk management and sales department to cut down on our expenses.

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

In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. The “negative list”, which is issued or approved by the State Council, specifies the special management measures for the access of foreign investment in specific areas. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, suspend its investment activities, dispose of its equity interests or assets in the target companies, and forfeit its income. In addition, if a foreign investor is found to invest in any restricted industry in the “negative list”, the relevant competent department shall require the foreign investor to take the measures to correct itself.

However, the New Draft Foreign Investment Law does not mention the “actual control” as regulated in the previous draft and the position to be taken with respect to existing or future companies with the “variable interest entity” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, is finally issued and will become effective on January 1, 2020. Although variable interest entity structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

When the Final Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. The FIEs established in accordance with the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law before the Final Foreign Investment Law becomes effective, may keep their original organizational forms for five years after the effectiveness of the Final Foreign Investment Law. See “Risk Factors—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

On August 17, 2016, CBRC, MIIT, the Ministry of Public Security and the State Internet Information Office issued Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries (“P2P Measures”), pursuant to which Internet lending information intermediaries shall provide information services to lenders and borrowers under the principles of integrity, voluntariness and fairness according to the law, and protect their legitimate rights and interests, and shall not provide value-added services, or directly or indirectly raise funds, absorb public deposits or jeopardize national or social public interests. P2P Measures provide that none of internet lending information intermediary may engage in or be entrusted to engage in any of the following activities: (1) financing for its own projects, or doing so in a disguised form; (2) accepting or collecting lenders’ funds, directly or indirectly; (3) offering guarantees to lenders or promise guaranteed returns, directly or disguisedly; (4) promoting, or entrusting or authorizing any third party to promote financing projects at any physical location other than electronic channels like internet, fixed phones and mobile phones; (5) granting loans, unless otherwise provided by laws and regulations; (6) dividing the term of financing projects; (7) selling its own wealth management products and other financial products to raise fund, or sell banks’ wealth management products, brokers’ assets management products, funds, insurance or trust products, or other financial products on behalf of others; (8) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (9) mixing, bundling or selling as an agent in any form the investment, sales agent and brokerage services of other institutions unless permitted by laws and regulations, and regulatory rules on internet lending; (10) fabricating a financing project, exaggerate the earnings prospects of a financing project, conceal its flaws and risks, falsely advertise or promote a project with ambiguity in language or other deceptive means, make up or spread false information or incomplete information to damage the commercial reputation of others, misleading lenders or borrowers; (11) providing information intermediation services for high-risk financing projects in which loans are used in stock investments, OTC margin financing, futures contracts, structured products and other derivatives; (12) providing equity crowdfunding services; and (13) other activities prohibited by laws and regulations, and regulatory rules on internet lending. Internet lending shall be dominated by small loans. P2P Measures also stipulate that an internet lending information intermediary shall, based on its risk management capability, set upper limits of loan balance of a single borrower borrowed from a single internet lending information intermediary and from all internet lending information intermediaries to avoid credit concentration risk. The loan balance upper limit for a natural person shall be not more than RMB 200,000 borrowed from a single internet lending information intermediary platform and not more than RMB 1 million in total maximum from all platforms. The maximum loan balance for a legal person or other organizations shall be not more than RMB 1 million borrowed from a single internet lending information intermediary platform and not more than RMB 5 million in total from all platforms. The P2P Measures went effective on August 17, 2017, after which borrowers may not borrow more than RMB 200,000 on a peer-to-peer lending platform.

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

Since the P2P Registration deadline has been postponed by the relevant government authorities and we have yet to receive notice of an updated deadline, we will change our plans to coordinate with the requirements from relevant authorities when notice is provided. Due to the lack of interpretation and detailed implementation rules and the fact that the laws and regulations regulating the online lending business in the PRC are rapidly evolving, it is unclear to us whether our rectifications to our business operations are acceptable to the regulatory authorities. Even though we are positively rectifying our business operations in accordance with the existing laws and regulations that are applicable to us, and even if we implement certain measures as required by the regulatory authorities in the future, we cannot assure you that the adjusted business operations will be in full compliance with existing and future laws and regulations, nor can we assure you that we would receive the acceptance inspection in time from the relevant government authorities or complete the P2P Registration within the required timeframe. If any of the foregoing were to occur, the results could materially and adversely affect our business, financial condition and results of operations.

Letter No.57 also prohibits a P2P Company from facilitating, in any way, a loan transaction that violates relevant laws or regulations on private loan interest rate. According to the “Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Laws in the Trials of Private Lending Cases” promulgated by the Supreme People’s Court of the PRC on August 6, 2015, (i) the annual loan interest rate not exceeding 24% in a private loan should be supported by the people’s court in China; (ii) where the annual interest rate agreed on by the borrower and the lender exceeds 36%, the agreement on the exceeding part shall be invalid; and (iii) where the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the people’s court shall support such request. During the year ended December 31, 2018, the loan interests charged to our borrowers were from 12% to 20%.

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

On August 13, 2018, the Online Lending Rectification Office issued Circular 63. According to Circular 63, all online lending information intermediaries shall start three types of inspection according to the national inspection standard list attached to Circular 63, including the self-inspection conducted by the online lending information intermediaries, the self-discipline inspection conducted by local internet finance associations or other local organizations, and the administrative verification conducted by the local Online Lending Rectification Offices. All of these compliance inspections must have been completed before the end of 2018. The online lending information intermediaries that successfully pass these inspections and verification and maintain their operations for a certain period of time are eligible to file a governmental registration with the local financial authorities in 2019. Also, as required by the Circular 63, the information of the branches shall be report to the local online lending service office when submit the filing applications. Circular 63 includes the national inspection standard list for online lending information intermediaries, or the Compliance Inspection Items List.

 Circular 63 states that the above-mentioned inspections and verification shall be conducted according to the P2P Measures and the appendix of Circular 63, namely, Compliance Checklist for Online Lending Information Intermediaries. Circular 63 highlights and reaffirms the top 10 areas for inspection as follows:

(i) Whether the online lending information intermediary strictly operates as an information intermediary between borrowers and lenders or provides any credit services to the clients,

(ii) Whether the online lending information intermediary has a capital pool or makes any payment on behalf of its users,

(iii) Whether the online lending information intermediary is financing its own projects, or doing so in a disguised form,

(iv) Whether the online lending information intermediary is offering guarantees to lenders or promises guaranteed returns, directly or disguisedly,

(v) Whether the online lending information intermediary provides guaranteed repayment of principal,

(vi) Whether the online lending information intermediary evaluates the risk of the borrowers and makes a hierarchy management plan for such borrowers,

(vii)  Whether the online lending information intermediary fully discloses all information regarding the risk of borrowers,

(viii) Whether the online lending information intermediary adheres to the online lending principle of the small-amount and scattered manner when participating in network-based lending,

(ix) Whether the online lending information intermediary has sold any kinds of asset management products, or authorized any related organizations to sell any asset management products, and

(x) Whether the online lending information intermediary is attracting the lenders or investors by exaggerating the earnings prospects of a financing project.

As of the date of this report, we have not been informed of which category of network lending institutions we are classified under Opinion No.175 and whether we may continue our business operations accordingly.

Accordingly, on November 13, 2018, we submitted our self-inspection report to Shanghai Chongming District Rectification Office, in which we addressed our business status, legal compliance, existing problems and rectification in detail. On November 11, 2018, we received a Notice of Administrative Verification from Shanghai Chongming District Rectification Office, which requested Shanghai Dianniu, our domestic operation company, to cooperate with the verification of our P2P business and self-inspection from November 15, 2018 to November 21, 2018. As of the date of this report, we have not received any notice regarding the results of such verification form Shanghai Chongming District Rectification Office.

On December 19, 2018, the Internet Finance Rectification Office and the Online Lending Special Risk Rectification Task Force (the “Online Lending Rectification Office”) jointly issued the Opinions on Classified Disposal and Risk Prevention Work of The Network Lending Institutions, or Opinion No.175, which states that only network lending institutions that strictly abide by related laws and regulations may continue operating, while most network lending institutions will be asked to stop operations. Local Regulators divided online lending institutions into those with risks and those without. The former refers to situations where the lenders’ funds cannot be paid or cannot be operated normally due to major risks; the latter is divided into “Zombie” (Non-active) institutions, smaller institutions and larger institutions according to the size of the business stock. The standard of scale is determined by each province according to the compensation amount and the number of lenders of the network lending institutions within the province. Large and risk-free online lenders in the province are allowed to file and continue to operate, while the rest are required to cease operations. As of the date of this report, we have not been informed of which category of network lending institutions we are classified as under the Opinion No.175 and whether we may continue our operations accordingly.

If we fail to complete the P2P Registration pursuant to the time requirement under existing or any future laws and regulations, we may be required to suspend our online lending business, start another business, or seek to reengage in the online lending business through merger and acquisitions with other P2P Companies that have completed the P2P Registration. However, if we fail to complete the P2P Registration but continue participating in the online lending business regardless of requirements under relevant PRC laws and regulations, we may be subject to administrative sanctions taken by the related government authorities, and they may take certain actions against us, including but not limited to, banning our website and prohibiting us from providing all kinds of financial services.

Our marketplace serves as an information intermediary between borrowers and lenders and we are not a party to the loans facilitated through our marketplace. We have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations. However, due to the lack of detailed regulations, implementation measures and guidance in the area of peer-to-peer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. In addition, we cannot assure you that we will be able to complete the P2P Registration before the updated deadline if we do not meet the acceptance criteria and pass the local relevant government authorities’ examination. See “Risk Factors — Risks Related to Our Business — The laws and regulations governing the peer-to-peer lending industry in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

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

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained a value added telecommunication services certificate or engaging in the operation of online data processing and transaction processing without having obtained an electronic data interchange certificate. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close. Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear.

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

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as a platform for borrowers and lenders and are not a party to the loans facilitated through our platform. In addition, we do not directly receive any funds from lenders in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by Bank of Shangrao, a reputable third party service provider. In November 2018, we finished the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we have cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018.

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

In 2018, Dianniu formed two wholly owned subsidiaries, Shanghai Youwang Vehicle Rental Limited (“Shanghai Youwang”) and Shanghai Xingjiuhao Network Technology Limited (“Shanghai Xingjiuhao” or the “Xingjiuhao”) under the laws of PRC. Shanghai Youwang is expected to engage in vehicle sales, vehicle rental, providing consultation and services in the field of automotive technology. Xingjiuhao is expected to engage in production and sales for Internet of Things technology and technical consulting. Neither Shanghai Youwang nor Xingjiuhao currently have any operations as of the date of this report.

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

Property, Plants and Equipment

Our principal executive office is located on leased premise comprising 1,000 square meters in Shanghai, China. We lease our premise from an unrelated third party under an operating lease. The lease for our principal executive offices is effective until January 2020. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

We believe that our current property rights are sufficient for our current operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We have a limited operating history as an online finance marketplace, or “peer-to-peer” lending company, in China that provides borrowers access to short-term loans. The loans that we are currently arranging generally range from approximately 30 days to 540 days for the year ended December 31, 2018, and are secured by borrowers’ automobiles. Through our online marketplace, we connect individual lenders with individual and small business borrowers. We currently conduct our business operations exclusively in China.

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

Our marketplace also provides lenders with risk-adjusted returns that we believe are attractive. The average annualized return for lenders that have provided loans through our platform in 2018 was 11.01%, compared to a peer-to-peer industry average return rate of 9.81%, based on the China IRN Report, issued by ChinaIRN.com, an independent research institution in PRC that specializes in industry survey and research.

From our inception in November 2015 through December 2018, we facilitated loans in the aggregate principal amount of approximately RMB 2.1 billion (approximately $307.5 million). We generate revenues primarily from transaction fees, which averaged 3.26% and 2.54% of the initial principal amount loaned through our platform during the years ended December 31, 2018 and 2017, respectively, and management fees, which averaged 3.59% and 3.11% of the initial principal amount loaned through our platform during the years ended December 31, 2018 and 2017, respectively, each of which is charged to borrowers for our services. Our revenues totaled approximately $7.0 million for the year ended December 31, 2017 and approximately $7.9 million for the year ended December 31, 2018.

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

As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace nor do we manage our borrowers and lenders’ account portfolios. We facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral. However, we do not take control of funds that pass between such lenders and borrowers. Instead, payments are made through third party payment systems, such as Bank of Shanghai. We have arrangements with Bank of Shanghai pursuant to which our fees are paid by the custodian directly. After each loan transaction is funded through our marketplace, we have access to the account management system of Bank of Shanghai. Based on information provided by such system, we calculate default rates of loans, if any, facilitated through our platform. In August 2017, we finished the transition from the custodian system of China PnR to the custodian system of Bank of Shanghai. In November 2018, we finished the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we have cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018.

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

Through September 30, 2017, 68.0% of the loans facilitated through our platform were made to borrowers that have borrowed through our platform multiple times. During the quarters ended December 31, 2017, March 31, 2018, June 30, 2018, September 30, 2018 and December 31, 2018, approximately, 85.6%, 98.5%, 86.3%, 80.5% and 25.0% respectively, of the loans facilitated through our platform were made to borrowers that have borrowed through our platform multiple times. We do not allow borrowers to borrow through our platform unless their prior loans facilitated through our platform have previously been paid in full and we do not allow borrowers to repay their existing loans with new loans facilitated through our platform. Consequently, borrowers must repay loans using funds obtained from other sources other than our platform. Alternatively, the borrower can provide additional collateral, in which case we would allow the borrower to borrow 70% of the value of the additional collateral.

On March 22, 2018, the Company completed the closing of its initial public offering of 1,550,000 ordinary shares at a public offering price of $4.00 per ordinary share, for total gross proceeds of approximately $6.2 million before underwriting discounts and commissions and offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 232,500 ordinary shares at the public offering price of $4.00 per share. On March 28, 2018, the underwriter exercised the full over-allotment option to purchase an additional 232,500 ordinary shares at the IPO prices of $4.00 per share. The total net proceeds from the over-allotment were approximately $930,000 less underwriting discount and commissions.

The Company has also granted the underwriters warrant to purchase up to an additional 178,250 ordinary shares at an exercise price equal to 125% of the public offering price. These warrants will be non-exercisable and non-transferable for 180 days following March 19, 2018, the effective date of IPO registration statement. Such warrants provide for cashless exercise in certain circumstances and shall terminate three years and six months after March 19, 2018. On October 23, 2018, 63,645 of those warrants were exercised based on the Volume Weighted Average Price (“VWAP”) in September and in a cashless exercise. A total of 63,645 ordinary shares were issued.

On December 17, 2018, the Company issued 53,040 shares of restricted shares on the grant date with a fair value of $238,680 to two individuals pursuant to two consulting agreements. The scope of services primarily includes providing advice on business development, strategic planning and compliance during the two-year service period from November 1, 2018 to October 31, 2020.

We had approximately $2.33 million of cash and cash equivalents as of December 31, 2018. We intend to continue to use such funds to grow our business primarily by:

●	enhancing our marketing efforts in order to increase awareness of our marketplace among potential lenders throughout China;

●	enhancing our online platform and mobile app;

●	hiring addition employees to enhance our business structure and management;

●	increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms; and

●	Expanding our new line of business to car rental.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Reliance on Limited Number of Borrowers

Historically, we structured many of the loans facilitated through our platform such that individuals and referrals from traditional lending or guarantee institutions would borrow the funds from the lenders on our platform and in turn lend such funds to underlying individual or small company borrowers. Pursuant to our agreements with these institutions, such institutions and the individuals controlling such institutions committed (i) to borrow a target loan amount per month, (ii) to cover all costs incurred in connection with collections from underlying borrowers, (iii) to secure loans through security interests in cars of underlying borrowers and (iv) to repay all loans made by our lenders to these institutions or their representatives. Under our old loan structure, underlying borrowers provided their automobiles as security to the representatives of financing institutions, including our major borrowers, who in turn borrowed funds through our platform. Such security arrangement did not directly involve us or our lenders. The financing institutions affiliated with our borrowers guaranteed the repayment of the respective loans facilitated through our platform. As of December 31, 2018, we partnered with an aggregate of 26 lending and guarantee companies of loans facilitated through our platform. As of December 31, 2017, we partnered with an aggregate of 26 lending and guarantee companies of loans facilitated through our platform.

However, due to limitations on loan sizes to borrowers set forth in the P2P Measures (defined below), we have structured loans such that the underlying individual or small company borrowers borrow the funds directly from the lenders on our platform. The loan institutions are guarantors of such loans. All of the loans we facilitated were within the limitations set forth in the P2P Measures. As of December 31, 2018, none of our borrowers held loans exceeding the limitations set forth in the P2P Measures. We believe that we are in compliance with the P2P Measures and that our new loan structure should continue to be in compliance with the P2P Measures. Given that the P2P Measures are new, there is no guarantee that the relevant government authorities will deem our operations to be in full compliance with the P2P Measures.

Competition

The online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. According to the China IRN Report, as of December 2018, there were 1021 online consumer finance marketplaces. Many of our competitors are more established and have greater resources than our company. In light of the low barriers to entry in the online consumer finance industry, we expect more players to enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

The Economic Environment and Demand for Consumer Credit in China

The success of our online platform is largely dependent on the demand for consumer credit in China, which is in turn dependent upon the overall economic conditions in China. Any downturn in China’s economic growth may negatively affect borrowers’ demand for loans as such economic uncertainty may affect individuals’ level of disposable income and cause consumers to defer consumption of premium goods and services. An economic downturn may also negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates. If actual or expected default rates increase generally in China or the consumer finance market, investors may delay or reduce their investments in loan products in general, including on our marketplace.

PRC Regulatory Environment

On December 19, 2018, the Internet Finance Rectification Office and the Online Lending Special Risk Rectification Task Force (the “Online Lending Rectification Office”) jointly issued the Opinions on Classified Disposal and Risk Prevention Work of The Network Lending Institutions, or the Opinion No.175, which states that only those strictly abide by related laws and regulations would be survived, most network lending institutions will be asked to stop operation. Local Regulators divided online lending institutions into those with risks and those without. The former refers to the lender’s funds can not be paid or can not be operated normally due to major risks; the latter is divided into “Zombie” (Non-active) institutions, smaller institutions and larger institutions according to the size of the business stock. The standard of scale is determined by each province according to the compensation amount and the number of lenders of the network lending institutions within the province. Large and risk-free online lenders in the province are allowed to file and continue to operate, while the rest are required to cease operations.

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

The China Banking Regulatory Commission, Ministry of Industry and Information Technology and the Ministry of Public Security published the P2P Measures on August 17, 2016. According to the P2P Measures, effective August 17, 2017, the maximum loan balance at any given time for an individual shall be not more than RMB 200,000, and for a business enterprise not more than RMB 1,000,000, borrowed from a single internet lending information intermediary platform and not more than RMB 1 million for an individual, and RMB 5 million for a business enterprise, in total from all platforms. Pursuant to the P2P Measures, if an online lending information service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online lending information services, sanctions could be imposed by the local financial regulatory departments or other relevant regulatory departments, including, among others, supervision interviews, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB 30,000, and criminal liabilities if the act constitutes a criminal offense. Historically, we facilitated loans in excess of the RMB 200,000 limitation set forth in the P2P Measures. However, in advance of the implementation of the P2P Measures, we restructured our business model. As of December 31, 2018, all of the loans we facilitated were within the limitations set forth in the P2P Measures.

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

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider, and are results for each quarter during the years ended December 31, 2017 and 2018, are set forth in the table below.

	For the three months ended March 31, 2018	For the three months ended June 30, 2018	For the three months ended September 30, 2018	For the three months ended December 31, 2018
Number of loans facilitated (1)	1,953	1,137	988	1189
Number of borrowers (2)	265	240	221	613
Loan volume (in $ millions) (3)	50.2	27.6	18.7	27.2
Reinvestment rate of existing lenders(4)	29.6%	44.2%	54.0%	48.6%
Number of new lenders that made a loan	5,086	1,952	537	1396
Number of lenders that made a loan	6,651	3,398	1706	2700
Re-borrowing rate of existing borrowers	98.5%	86.3%	80.5%	25.0%
Number of new borrowers	76	17	1	425

	For the three months ended March 31, 2017	For the three months ended June 30, 2017	For the three months ended September 30, 2017	For the three months ended December 31, 2017
Number of loans facilitated (1)	1,034	1,162	1,567	1,587
Number of borrowers (2)	98	226	231	214
Loan volume (in $ millions) (3)	25.4	28.3	36.4	38.9
Reinvestment rate of existing lenders(4)	40.4%	22.1%	17.7%	29.4%
Number of new lenders that made a loan	4,426	10,714	8,487	3,871
Number of lenders that made a loan	5,480	12,278	10,305	5,509
Re-borrowing rate of existing borrowers	48.5%	71.2%	68.0%	85.6%
Number of new borrowers	86	172	87	43

(1)	Number of loans facilitated is defined as the total number of loans initially facilitated on our marketplace during the relevant period.

(2)	Number of borrowers is defined as the total number of individual or small company borrowers that borrowed at least one loan through our marketplace during the relevant period.

(3)	Loan volume is defined as the total principal amount of loans facilitated through our marketplace during the relevant period.

(4)	Reinvestment rate is equal to the existing lenders divided by the sum of existing lenders and new lenders during the quarter.

The number of borrowers decreased in the third quarter of 2018 in large part because of the downturn situation in the overall industry. From the beginning of the fourth quarter, we focus on developing individual borrowers, whose upper limits of loans are smaller than small company borrowers, which led an sharply increasing in the number of borrowers from 221 for the third quarter of fiscal year 2018 to 613 for the fourth quarter. The increased number of borrowers were mainly the new borrowers, led the Re-borrowing rate of existing borrowers decreased significantly to approximately 25.0% for the further quarter of fiscal year 2018.

We expect reinvestment rates to fluctuate, as they have to date, because lenders often seek different opportunities in the market in ways that are difficult to predict. Our reinvestment rate of existing lenders had been over 80% for the first three quarters of 2018 as we have less new lenders invested during these quarters due to the reason mentioned above, which drove up the reinvestment rate of existing lenders.

Our re-borrowing rate decreased significantly in the fourth quarter of 2018 as we have more new borrowers during the quarter, which led a reduced re-borrowing rate of existing borrowers. We believe that the loans we facilitate are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs and the re-borrowing rate will re-increase as our business grows.

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

We calculate average lender acquisition costs as our total marketing expense divided by the number of lenders that loaned funds through our platform. Our average lender acquisition costs, on a quarterly basis, were as follows:

Our average lender acquisition costs, on a quarterly basis, were as follows:

Q1 2017	$159.31
Q2 2017	$74.72
Q3 2017	$69.30
Q4 2017	$123.02
Q1 2018	$141.78
Q2 2018	$244.74
Q3 2018	$1045.73
Q4 2018	$397.83

Our lender acquisition costs have fluctuated from $159.31 per person in the first quarter of 2017 to $397.83 per person in the fourth quarter of 2018 as we have fewer new lenders during fiscal year 2018 compared to fiscal year 2017, but we expect such trend to reverse as we keep building our brand reputation and lender base.

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

Revenue

Our primary sources of revenue consist of fees received for transactions through our platform and include transaction and management fees. The Company’s operating revenues consisted of the following:

	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating revenues:
Transaction Fees	$3,994,195	$3,307,984
Management Fees	4,399,578	4,037,700
Sales taxes	(504,572)	(391,927)
Total operating revenues, net	$7,889,201	$6,953,757

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

Sales Taxes: Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 6% starting in April 2017 (3% prior to March 2017) of the gross proceed or at a rate approved by the Chinese local government. Transaction fees and management fees that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 10% of the VAT. VAT and miscellaneous sales taxes are accounted for as reduction of revenue.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Transaction Fees

	For the Year ended December 31, 2018	For the Year ended December 31, 2017

Transaction Fees	$3,994,195	$3,307,984
Loans	122,602,499	129,982,103
Average Transaction fee in % (as a percentage of loan principal)	3.26%	2.54%

Transaction fees increased $686,211, or 20.74% in 2018 from 2017. In 2018, the average transaction fee as a percentage of the initial principal was 3.26% and the loans facilitated through our platform was approximately $122.6 million. In 2017, the average transaction fee as a percentage of the initial principal was 2.54% and the loans facilitated through our platform was approximately $130.0 million. The Company increased its transaction fee rate for the year ended December 31, 2018 as compared to the same period in 2017 to cover the lender acquisition costs.

Management Fees

	For the Year ended December 31, 2018	For the Year ended December 31, 2017

Management fees	$4,399,578	$4,037,700
Loans	122,602,499	129,982,103
Average Management fee in % (as a percentage of loan principal)	3.59%	3.11%

Management fees increased $361,878, or 8.96%, in 2018 from 2017. In 2018, the average transaction fee as a percentage of the initial principal was 3.59% and the loans facilitated through our platform was approximately $122.6 million. In 2017, the average transaction fee as a percentage of the initial principal was 3.11% and the loans facilitated through our platform was approximately $130.0 million. The Company increased its management fee rate for the year ended December 31, 2018 as compared to the same period in 2017 to cover the acquisition costs.

Major Borrowers

For the year ended December 31, 2018, no one borrower paid transaction and management fees accounted for more than 10% of the total operating revenues. For the year ended December 31, 2017, transaction and management fees generated from loans facilitated to one borrower accounted for 16.8% of our total operating revenues. The transaction fees and management fees paid by the borrowers and the borrowing amounts are as follows:

For the year ended December 31, 2017

Borrower 1

Loans	$18,627,112
Transaction fees	$481,071
Transaction fee in % (as a percentage of loan principal)	2.6%
Management fees	$745,084
Management fee in % (as a percentage of loan principal)	4.0%

Operating Expenses

Our operating expenses consist of selling, research and development and general and administrative expenses.

	For the Year ended December 31, 2018	For the Year ended December 31, 2017	Change	Change (%)

Selling	$4,940,784	$3,910,646	$1,030,138	26.3%
General and administrative	6,685,377	3,916,736	2,768,641	70.7%
Research and development	447,884	485,852	(37,968)	(7.8)%
Total operating expenses	$12,074,045	$8,313,234	$3,760,811	45.2%

Selling Expenses

Selling expenses consist primarily of various marketing expenses, including those related to lender acquisition and retention, general brand and awareness building and salaries and benefits expense related to our sales and marketing team.

Our major selling expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2018	For the Year ended December 31, 2017	Change in $	Change (%)

Brand promotion	$1,663,114	$1,299,450	$363,664	28.0%
Salary	$250,842	$215,516	$35,326	16.4%
Incentive	$2,191,498	$1,497,279	$694,219	46.4%
Servicing expenses	$134,374	$205,604	$(71,230)	(34.6)%

Our total selling expenses were $4,940,784 and $3,910,646 for the years ended December 31, 2018 and 2017, respectively, an increase of $1,030,138 or 26.3%. The increase was primarily due to approximately $364,000 increase in promotion expenses in connection with implementation of our marketing strategy aiming at promoting brand recognition and attracting more lenders. Additionally, the increase in selling expenses was also attributable to an approximately $694,000 increase in promotional incentive that we offered to our lenders to attract them to invest in our platform, and the increase in salaries of approximately $35,000 for our marketing and sales personnel as we continue to expand our brand which we need more personnel to perform such duty. We expect that our overall sales and marketing expenses, including but not limited to, brand promotion, incentive, and salaries, will continue to increase in the foreseeable future as our business further grows.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits expenses for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

Our major general and administrative expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2018	For the Year ended December 31, 2017	Change	Change (%)

Office space rental	$428,346	$399,569	$28,777	7.2%
Salary	$528,090	$408,133	$119,957	29.4%
Business consulting	$3,763,123	$1,721,932	$2,041,191	118.5%
Professional services	$319,067	$636,866	$(317,799)	(49.9)%

Our general and administrative expenses were $6,685,377 and $3,916,736 for the years ended December 31, 2018 and 2017, respectively, an increase of $2,768,641 or 70.7%. The increase was primarily due to approximately $120,000 in salary increase as we have hired more senior management personnel due to our operating needs and an approximately $2.04 million increase in business consulting. We have engaged professional teams to monitor and provide business advice on our business in the area of human resource strategic management and business strategic management. Additionally, we have also engaged professional teams to provide investment advice including a feasibly research, economic forecast, evaluation about the related projects and risk management. The external service fee in the current period is approximately $318,000 less than that in the previous period, mainly due to the audit and consulting fees when the enterprise entered the IPO stage in 2017. We expect our general and administrative expenses, including but not limited to, salaries to continue to increase in the foreseeable future as our business further grows and our professional fees will be maintaining at the similar level for being an U.S. publicly listed company.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses were $447,884 and $485,852 for the year ended December 31, 2018 and 2017, respectively, an decrease of $37,969 or 7.8%. The decrease was primarily driven by $74,000 of nonrecurring deposit function fee in 2017 for switching the custodian to Bank of Shanghai.

Provision (benefit) for Income Taxes

Tax benefit generated for the year ended December 31, 2018 increased by $189,630 to $461,171 from tax provision of $271,541 for the year ended December 31, 2017. According to Chinese tax regulations, companies within China should adjust their net operating losses according to the law of enterprise income tax, which can be carried forward to offset operating income for five years. Adjusted net operating losses of VIEs according to the law of enterprise income tax for the years ended December 31, 2018 amounted to $2,182,290 and recorded a deferred tax benefit resulting from the adjusted net operating losses totaling $545,572. For the year ended December 31, 2017, the Company had a loss before income taxes of $1,268,366 and recorded a deferred tax benefit resulting from the net operating losses totaling $282,083.

Net Loss

Net loss for the year ended December 31, 2018 was $3,537,126 as compared to net loss of $996,825 for the year ended December 31, 2017, a change of $2,540,301 or 255%. Such change was the result of the combination of items, including an approximate $935,000 increase in revenue, $364,000 increase in promotion expenses in connection with implementation of our marketing strategy aiming at promoting brand recognition and attracting more lenders, $694,000 increase in promotional incentive expenses in connection with the incentives that we offered to our lenders to attract them to invest in our platform, and $2.04 million increase in business consulting expenses.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of WFOE and our VIEs).

Foreign currency translation loss was $391,463 for the year ended December 31, 2018, changed from foreign translation gain of $574,628 for the year ended December 31, 2017 mainly due to RMB depreciated against USD, which resulted in foreign currency translation loss, during the year ended December 31, 2018 while RMB appreciated against USD, which resulted in foreign currency translation gain during the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

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

Major Borrowers

For the year ended December 31, 2017, transaction and management fees generated from loans facilitated to one borrower accounted for 16.8% of our revenues. For the year ended December 31, 2016, transaction and management fees generated from loans facilitated to two borrowers accounted for 45.8% and 31.1% of our revenues, respectively. The transaction fees and management fees paid by the borrowers and the borrowing amounts are as follows:

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

Our selling expenses were $3,910,646 and $1,434,662 for the years ended December 31, 2017 and 2016 respectively, an increase of $2,475,984 or 172.6%. The increase was primarily due to approximately $926,000 increase in promotion expenses in connection with implementation of our marketing strategy aiming at promoting brand recognition and attracting more lenders. Additionally, the increase in selling expenses was also attributable to an approximately $994,000 increase in promotional incentive that we offered to our investors to attract them to invest in our platform, and an approximately $100,000 increase in servicing expenses that we paid to a third party platform provider on each deposit made by the lenders into their respective fund accounts held by the third party platform fund accounts. Lastly, the increase in selling expenses was also attributable to the increase in salaries of approximately $170,000 for our marketing and sales personnel as we continue to expand our brand which we need more personnel to perform such duty. We expect that our overall sales and marketing expenses, including but not limited to, brand promotion, salary, incentive and servicing expense, will continue to increase in the foreseeable future as our business further grows.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits expenses for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

Our major general and administrative expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2017	For the Year ended December 31, 2016	Change	Change (%)

Office space rental	$399,569	$359,448	$40,121	11.2%
Salary	$408,133	$215,418	$192,715	89.5%
Business consulting	$1,721,932	$530,636	$1,191,306	224.5%
Professional services	$636,866	$46,238	$590,628	1277.4%

Our general and administrative expenses were $3,916,736 and $1,636,353 for the years ended December 31, 2017 and 2016, respectively, an increase of $2,280,383 or 139.4%. The increase was primarily due to approximately $193,000 in salary increase as we have hired more employees due to our operating needs, an approximately $1,191,000 increase in business consulting as we need to hire a professional team continuingly to monitor and ensure our platform are working properly and to resolve any issues encountered by the users of our platform, and an approximately $591,000 increase in professional fee on legal, audit, and advisory fees associated with our IPO process. We expect our general and administrative expenses, including but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our rental expenses to remain consistent unless we need to further expand our administrative office due to lack of office spaces. We expect our professional fees for legal, audit, and advisory fees will increase as we become a public company upon the completion of the offering.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses were $485,852 and $417,901 for the year ended December 31, 2017 and 2016, respectively, an increase of $67,951 or 16.3%. The increase was primarily driven by investment in our platform.

Provision (benefit) for Income Taxes

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

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and proceeds from private placements and our initial public offering.

We incurred a net loss of approximately $997,000 for the year ended December 31, 2017. We incurred a net loss of approximately $3,537,000 for the year ended December 31, 2018. We had approximately $2.33 million of cash and cash equivalents as of December 31, 2018.

In 2018, due to the downturn situation in the overall industry, and the Company invested a large amount of money to promote its business, which led to a negative cash flows from operating activities for the Company during the fiscal year. However, after the third quarter of 2018, as the industry situation has begun to improve, the company’s revenue level has gradually increased. In the first quarter of 2019, the company’s revenue has exceeded the highest level in its history at $4.06 million and achieved net profits of $0.5 million, compared to revenue of $2.01 million and net loss of $1.06 million in the fourth quarter of 2018.   Therefore, as long as the Company continues to focus on the P2P industry, to increase the number of customers and expand its new car rental line of business, the Company will achieve profitability. Mr. Zeng, the CEO and major shareholder of the Company, confirms that he will personally provide all the necessary financial support to the Company to ensure its sufficient working capital for the future. We believe that our current working capital is sufficient to support our operations for the next twelve months from the report issuance date.

All of our revenue is denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”

As of December 31, 2018, we had cash, cash equivalents and restricted cash of approximately $2.9 million as compared to $5.5 million as of December 31, 2017. The table below sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31, 2018	For the year ended December 31, 2017
Net cash used in operating activities	$(5,050,076)	$(1,908,739)
Net cash used in investing activities	$(3,333,725)	$(31,214)
Net cash (used in) provided by financing activities	$5,944,147	$(389,635)

Operating Activities

Net cash used in operating activities was approximately $5.1 million for the year ended December 31, 2018, which was attributable primarily to a net loss of approximately $3.5 million, an approximate $0.5 million of deferred tax benefit, an approximate $0.8 million of amortization of stock compensation expense for services, an approximate $1.9 million paid for prepaid advertising cost, marketing promotions and professional services.

Net cash used in operating activities was approximately $1.9 million for the year ended December 31, 2017, which was attributable primarily to a net loss of approximately $1.0 million, an approximate $0.2 million of employee advances paid to cover business expenses, an approximately $1.2 million paid for prepaid marketing and promotions services as our service providers required such prepayments prior to such services being performed. The cash outflows were offset by the non-cash amortization of stock compensation expenses of approximately $0.5 million with fair market value of ordinary shares issued to our consultants for approximately $2.0 million, and the increase of approximately $0.2 million of other payables and accrued liabilities.

Investing Activities

Net cash used in investing activities was approximately $3.3 million for year ended December 31, 2018, which was attributable primarily to purchases of motor vehicles for daily use and an approximate $2.5 million paid for purchasing automobiles for the new line of business.

Net cash used in investing activities was approximately $31,000 for the year ended December 31, 2017, which was attributable primarily to approximately $49,000 additional purchases of office equipment and leasehold improvements, and approximately $18,000 cash acquired through Baoxun.

Financing Activities

Net cash provided by financing activities was approximately $5.9 million for the year ended December 31, 2018, which was attributable to approximately $5.9 million proceeds from issuance of ordinary shares through IPO.

Net cash provided by financing activities was approximately $0.4 million in the year ended December 31, 2017, which was attributable to approximately $0.4 million paid for fees related to our initial public offering.

Cash Flows

As of December 31, 2018, we had cash, cash equivalents and restricted cash of approximately $2.9 million as compared to $5.5 million as of December 31, 2017 and $7.4 million as of December 31, 2016. The table below sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Net cash used in operating activities	$(5,050,076)	$(1,908,739)	$(1,092,322)
Net cash used in investing activities	$(3,333,725)	$(31,214)	$(108,757)
Net cash (used in) provided by financing activities	$5,944,147	$(389,635)	$8,044,569

Operating Activities

Net cash used in operating activities was approximately $5.1 million for the year ended December 31, 2018, which was attributable primarily to a net loss of approximately $3.5 million, an approximate $0.5 million of deferred tax benefit, an approximate $0.8 million of amortization of stock compensation expense for services, an approximate $1.9 million paid for prepaid advertising cost, marketing promotions and professional services.

Net cash used in operating activities was approximately $1.9 million for the year ended December 31, 2017, which was attributable primarily to a net loss of approximately $1.0 million, an approximate $0.2 million of employee advances paid to cover business expenses, an approximate $0.7 million paid for prepaid advertising cost, marketing promotions and professional services.

Net cash used in operating activities was approximately $1.1 million for the year ended December 31, 2016, which was attributable primarily to an approximately $1.5 million increase prepaid advertising and was offset by unpaid expense of $0.3 million other payables and accrued liabilities and taxes payable.

Investing Activities

Net cash used in investing activities was approximately $3.3 million for year ended December 31, 2018, which was attributable primarily to purchases of motor vehicles for daily use and an approximate $2.5 million paid for purchasing automobiles for the new line of business.

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

Financing Activities

Net cash provided by financing activities was approximately $5.9 million for the year ended December 31, 2018, which was attributable to approximately $5.9 million proceeds from issuance of ordinary shares through IPO.

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

Contractual Obligations

Our contractual obligations as of December 31, 2018 consisted of approximately $374,017 of lease commitments due within two years. We leased our office premise and apartment units under non-cancelable operating lease agreements with expiration dates in January 2020, November 2019, April 2019, January 2019 and May 2019 respectively.

Twelve months ending December 31,	Minimum lease payment
2019	$358,372
2020	15,645
2021	-
Total	$374,017

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

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2 to our consolidated financial statements, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIEs. All intercompany transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Revenue recognition

On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of January 1, 2018. This did not result in an adjustment to retained earnings upon adoption of this new guidance as the Company’s revenue was recognized based on the amount of consideration we expect to receive in exchange for satisfying the performance obligations.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are primarily recognized at a point in time.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

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

In applying judgment, the Company considered customers’ expectations of performance, materiality and the core principles of ASC Topic 606. The aforementioned revenues are recognized and the Company’s performance obligations (control of services) are generally transferred to the customers at the time of loan issuance. The Company’s contracts with borrowers generally do not include any variable consideration.

Sales taxes: Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 3% prior to March 2017 (6% starting in April 2017) of the gross proceed or at a rate approved by the Chinese local government Transaction fee and management fee that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 10% of the VAT. VAT and miscellaneous sales taxes are accounted for as reduction of revenue.

Incentives

In order to incentivize lenders, the Company provides incentives to marketplace lenders, who commit a certain amount of money for a period of time. During the relevant incentive program period, the Company set certain thresholds for the lender to qualify to enjoy the cash incentive. Such incentives generally consist of a credit to be used by a lender to invest in a future loan. When qualified investment is made by the lenders, the cash payment is provided to the lender as a percentage of investment amount at the time of loan issuance as part of its investment to the specified loan that he/she has invested. The incentive expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss.

Servicing Expense

Servicing expenses are paid by the Company to a third party platform provider on each deposit made by the lenders into their respective fund accounts held by the third party platform fund accounts. The amount of these expenses is based upon the deposit amount. The servicing expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss

Income taxes

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

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2018 and 2017 are subject to examination by any applicable tax authorities.

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

Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in raw material and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the selling prices of our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate we are subject to in connection with our short term bank loans, on the one hand, which can vary but not more than 110% of the People’s Bank of China benchmark interest rate, and the interest rates we impose on our borrowers or that our deposited cash can earn, on the other hand. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

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

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02,“Leases” to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact on its consolidated financial statements.

In June, 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to non-employees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Erxin Zeng	42	Chief Executive Officer, Chairman of the Board
Jing Leng	32	Chief Financial Officer
Xiaohui Liu	36	Director
Yanjun Cui	36	Independent Director
Wei Liang	51	Independent Director
Hui Shen	32	Independent Director

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

Jing Leng

Ms. Jing Leng has been serving as our Chief Financial Officer since June 25, 2018. Ms. Leng also serves as the financial manager of China Rapid Finance Limited (NYSE: XRF). Prior to joining XRF, Ms. Leng was the internal audit manager and financial statements manager of Yizhao Weide Fitness Management Co., Ltd. from October 2014 to December 2016. From August 2009 to September 2014, Ms. Leng served as a senior auditor in Ernst & Young Hua Ming LLP. Ms. Leng is a Certified Public Accountant in the PRC and has a bachelor’s degree in Accounting from Tongji University in China.

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

6.B. Compensation

For the fiscal years ended December 31, 2018 and 2017, we paid an aggregate of approximately $54,380 and $51,508, respectively, in cash to our executive officers, and $10,469 and $10,657, respectively, to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We contributed an aggregate of $14,750 and $7,672 for employee social insurance to our executive officers for the years ended December 31, 2018 and 2017, respectively.

The Company has also entered into two apartment units leases for Messrs. Erxin Zeng and Erqin Zeng, both officers of Dianniu, pursuant to which we make monthly rental payments. The two apartment units have lease terms are expiring in May 2019 and November 2019 with monthly rental of approximately $4,400 and $1,000, respectively.

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

6.D. Employees

See the section entitled “Employees” in Item 4 above.

6.E. Share Ownership

As of April 29, 2019, 14,899,185 of our ordinary shares were issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 14,899,185 ordinary shares outstanding as of April 29, 2019.

 The following table sets forth information with respect to the beneficial ownership of our common shares as of April 23, 2018 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary Shares Beneficially Owned As of April 23, 2019
Name of Beneficial Owners(2)	Number	%(1)
Directors and Executive Officers:
Erxin Zeng(3)	2,485,500	16.68%
Jing Leng	—	—
Xiaohui Liu(4)	6,276,700	42.13%
Wei Liang	—	—
Yanjun Cui	—	—
Hui Shen	—	—
All directors and officers as a group (six individuals)	8,762,200	58.81%
5% shareholders:
Wise Gain Investment Industries Limited(5)	6,276,700	42.13%
Silver Luck International Holding Group Limited(6)	2,485,500	16.68%
Wealthy Choice Investments Limited(7)	796,800	5.35%
Ever Profit Investments Limited(8)	1,582,000	10.62%

*	Less than 1%.

(1)	Applicable percentage of ownership is based on 14,899,185 ordinary shares outstanding together with securities exercisable or convertible into ordinary shares within sixty (60) days as of the date hereof for each shareholder.

(2)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o 707 Zhang Yang Road, Sino Life Tower, F35, Pudong, Shanghai, China 200120.

(3)	Erxin Zeng is deemed to beneficially own 2,485,500 of our ordinary shares through Silver Luck International Holding Group Limited.

(4)	Xiaohui Liu is deemed to beneficially own 6,276,700 of our ordinary shares through Wise Gain Investment Industries Limited.

(5)	Xiaohui Liu, a director of Wise Gain Investment Industries Limited, has voting and dispositive power over the shares held by such entity.

(6)	Erxin Zeng, a director of Silver Luck International Holding Group Limited, has voting and dispositive power over the shares held by such entity.

(7)	Jiaran Zhang, a director of Wealthy Choice Investments Limited, has voting and dispositive power over the shares held by such entity. In the capacity of the Company’s consultant, Jiaran Zhang was granted 650,000 shares as compensation prior to our initial public offering in March 2018.

(8)	Bocheng Liu, a director of Ever Profit Investments Limited, has voting and dispositive power over the shares held by Ever Profit Investments Limited. See “Related Party Transactions” for a description of the transaction pursuant to which Ever Profit Investments Limited acquired such shares.

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

Voting Rights. The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote. On a poll every shareholder entitled to vote (in person or by proxy) shall have one vote for each share for which he is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than fifteen percent of the paid up capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

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

As of December 31, 2018, 2017, and 2016, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2018, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	Lack of a functional internal audit department that monitors the prescribed internal control procedures;

●	Lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned;

●	Lack of reviewed documentation for management’s approval on aging analysis;

●	Lack of proper CEO’s approval records of the Employee Resignation report;

●	Lack of well-structured IT general control policies and procedures for documentation of program changes, periodic transaction log reviews, control quality evaluations, backup restoration tests and centralized anti-virus detections.

To remediate the material weakness and significant deficiencies described above, the management is currently planning to undertake the following actions:

●	Set up an Internal Audit department and establish formal internal control policies and procedures. Implementation of an ongoing initiative and training in the Company to ensure the importance of internal controls and compliance with established policies and procedures are fully understood throughout the organization. To provide continuous U.S. GAAP knowledge trainings to relevant employees to ensure the procedures and policies are properly followed;

●	Make quarterly aging analyses, which will be reviewed and confirmed by the CFO, and paying attention to the recoverable risk of long-term receivables, and accrue the bad debts provision if necessary;

●	To further standardize the process of resignation, the resignation report of employees above manager level (Including managers) shall be approved by the CEO with approval records/signature;

●	The Company will set up IT strategic plans, annual plan and budget for it to be consistent with business development. The Company will maintain IT meeting minutes and communicate through emails with relevant departments. The Company will set up IT Best Practice Standards and evaluate the IT department performance annually. The Company will maintain records for IT change authorizations. The user access rights will be terminated the same day for any employees that leave the Company. The anti-virus software will be standardized and managed by specific designated personnel. The logs will be reviewed periodically to identify any unusual transactions. Restoration tests for backups will be performed regularly. Third-party services will be evaluated annually and the ones with bad performance will be terminated.

(c)	Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.dianniu98.com within four business days following the amendment or waiver. During fiscal year 2018, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.dianniu98.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31, 2017	Year Ended December 31, 2018

Audit fees(1)	$160,000	$155,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$160,000	$155,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)

“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-25.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

4.1	Business Cooperation Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.2	Technical Consulting and Service Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.3	Form of Equity Pledge Agreement, by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.4	Form of Equity Option Agreement, by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.5	Form of Voting Rights Proxy and Finance Supporting Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.6	Business Cooperation Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.7	Technical Consulting and Service Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.8	Form of Equity Pledge Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.9	Form of Equity Option Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.10	Form of Voting Rights Proxy and Finance Supporting Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.11	Supplement Account and System Custodian Agreement, dated March 30, 2017, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and ChinaPnR Co., Ltd. (1)

4.12	Lease Agreement, dated November 11, 2015, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Xinjiang Dushanzi Tianli Technology Co. Ltd. (1)

4.13	Form of Intermediary Service Agreement by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Borrowers on its lending platform(1)

4.14	Depository Cooperative Agreement, dated June 15, 2017, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Bank of Shanghai Co., Ltd. (1)

4.15	Form of Indemnification Escrow Agreement (3)

4.16	Form of Lock-Up Agreement (2)

4.17	Form of Independent Director Agreement (2)

8.1	List of Subsidiaries and Consolidated Variable Interest Entities *

11.1	Code of Business Conduct and Ethics (4)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed as an exhibit hereto.
**	Furnished as an exhibit hereto.
(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on December 22, 2017.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on January 12, 2018.
(3) (4)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on March 9, 2018. Incorporated by reference to our Annual Report on Form 20-F, filed on April 30, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN BULL LIMITED

/s/ Erxin Zeng

Name: Erxin Zeng
Title: Chief Executive Officer

Date: April 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Golden Bull Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Bull Limited (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

We have served as the Company’s auditor since 2017.

New York, New York

April 30, 2019

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,334,425	$5,456,778
Other receivables	142,255	258,415
Prepaid costs and expenses	3,187,052	4,341,467
Total current assets	5,663,732	10,056,660

PROPERTY AND EQUIPMENT, NET	723,777	83,522

OTHER ASSETS
Restricted cash	600,000	-
Deposits for rental vehicles	2,482,592	-
Prepaid expenses	2,200,506	2,472,186
Deferred tax assets	810,863	302,320
Total other assets	6,093,961	2,774,506

Total assets	$12,481,470	$12,914,688

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	$355,434	$433,585
Taxes payable	47,785	35,647
Total current liabilities	403,219	469,232

Total liabilities	403,219	469,232

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common shares, $0.01 par value, 50,000,000 shares authorized, 14,899,185 and 13,000,000shares issued and outstanding of December 31, 2018 and December 31, 2017*	148,992	130,000
Shares subscription receivables	(45,457)	(45,457)
Additional paid-in capital	15,855,220	12,312,828
Statutory reserves	6,189	6,189
Accumulated deficit	(4,319,902)	(893,921)
Accumulated other comprehensive income (loss)	(33,947)	330,706
Total shareholders’ equity	11,611,095	11,840,345

NONCONTROLLING INTEREST	467,156	605,111

Total shareholders’ equity	12,078,251	12,445,456

Total liabilities and shareholders’ equity	$12,481,470	$12,914,688

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2018	2017	2016

OPERATING REVENUES
Transaction Fees	$3,994,195	$3,307,984	$1,561,172
Management Fees	4,399,578	4,037,700	2,264,241
Sales taxes	(504,572)	(391,927)	(119,643)
Total operating revenues, net	7,889,201	6,953,757	3,705,770

OPERATING EXPENSES
Selling	(4,940,784)	(3,910,646)	(1,434,662)
General and administrative	(6,685,377)	(3,916,736)	(1,636,353)
Research and development	(447,884)	(485,852)	(417,901)
Total operating expenses	(12,074,045)	(8,313,234)	(3,488,916)

LOSS FROM OPERATIONS	(4,184,844)	(1,359,477)	216,854

OTHER INCOME (EXPENSE)
Interest income	24,530	17,166	3,324
Other finance expenses	(9,064)	(1,703)	(274)
Other income (expenses)	171,082	75,648	(155)
Total other income, net	186,548	91,111	2,895

(LOSS) INCOME BEFORE INCOME TAXES (BENEFITS)	(3,998,297)	(1,268,366)	219,749

PROVISION (BENEFIT) FOR INCOME TAXES
Current	84,401	10,542	29,859
Deferred	(545,572)	(282,083)	25,079
Total provision (benefit) for income taxes	(461,171)	(271,541)	54,938

NET INCOME (LOSS)	(3,537,126)	(996,825)	164,811

Less: Net income (loss) attributable to noncontrolling interest	(111,145)	(54,457)	3,906

NET INCOME (LOSS) ATTRIBUTABLE TO GOLDEN BULL LIMITED	$(3,425,981)	$(942,368)	$160,905

NET INCOME (LOSS)	$(3,537,126)	$(996,825)	$164,811

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(391,463)	574,628	(208,333)

COMPREHENSIVE LOSS	(3,928,588)	(422,197)	(43,522)

Less: Comprehensive loss attributable to noncontrolling interest	(137,955)	(6,622)	(19,918)

COMPREHENSIVE LOSS ATTRIBUTABLE TO GOLDEN BULL LIMITED	$(3,790,633)	$(415,575)	$(23,604)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted*	14,392,001	6,815,134	26,000

EARNINGS (LOSS) PER SHARE
Basic and diluted*	$(0.24)	$(0.14)	$6.19

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Retained earnings		Accumulated
			Shares	Additional	(accumulated deficit)		other
	Ordinary Shares		Subscription	paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Par Value	Receivables	capital	reserves	Unrestricted	loss	interest	Total
BALANCE, December 31, 2015	26,000	$260	$(100)	$936,440	$-	$(106,269)	$(11,578)	$-	$818,753
Capital contributions	-	-	(45,357)	6,905,724	-	-	-	-	6,860,367
Capital contributions from new noncontrolling interest	-	-	-	-	-	-	-	1,184,202	1,184,202
Excess consideration received from noncontrolling interest	-	-	-	-	-	-	-	-	-
over carrying value	-	-	-	204,228	-	-	-	(204,228)	-
Net income attributable to Golden Bull Limited	-	-	-	-	-	160,905	-	-	160,905
Net income attributable to noncontrolling interest	-	-	-	-	-	-	-	3,906	3,906
Statutory reserve	-	-	-	-	6,189	(6,189)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(184,509)	(23,824)	(208,333)
BALANCE, December 31, 2016	26,000	260	(45,457)	8,046,392	6,189	48,447	(196,087)	960,056	8,819,800
Variable interest entity acquired and contributed by shareholders	-	-	-	17,853	-	-	-	-	17,853
Noncontrolling interests acquired and contributed by shareholders	-	-	-	348,323	-	-	-	(348,323)	-
Capital restructuring	10,942,360	109,424	-	(109,424)	-	-	-	-	-
Issuance of ordinary shares to service providers	2,031,640	20,316	-	4,009,684	-	-	-	-	4,030,000
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(942,368)	-	-	(942,368)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(54,457)	(54,457)
Foreign currency translation	-	-	-	-	-	-	526,793	47,835	574,628
BALANCE, December 31, 2017	13,000,000	130,000	(45,457)	12,312,828	6,189	(893,921)	330,706	605,111	12,445,456
Issuance of original ordinary shares through Initial public offering, net	1,550,000	15,500	-	2,465,554	-	-	-	-	2,481,054
Issuance of over-allotment ordinary shares	232,500	2,325	-	839,325					841,650
Issuance of exercised warrants shares	63,645	636	-	(636)					-
Issuance of ordinary shares to service consultants	53,040	530	-	238,150					238,680
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(3,425,981)			(3,425,981)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(111,145)	(111,145)
Foreign currency translation	-	-	-	-	-	-	(364,653)	(26,810)	(391,463)
BALANCE, December 31, 2018	14,899,185	$148,992	$(45,457)	$15,855,220	$6,189	$(4,319,902)	$(33,947)	$467,156	$12,078,252

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,537,126)	$(996,825)	$164,811
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	82,872	57,603	38,973
Loss on disposal of equipment	-	144	-
Deferred tax benefits	(545,572)	(282,083)	25,079
Amortization of stock compensation expenses for services	758,750	488,334	-
Change in operating assets and liabilities
Other receivables	47,043	(208,266)	(38,288)
Prepaid costs and expenses	(1,872,945)	(1,184,885)	(1,518,243)
Security deposits	-	55,876	-
Accounts payable	-	-	(13,592)
Other payables and accrued liabilities	2,287	238,913	162,770
Deferred revenues	-	(13,651)	13,890
Deferred rent liabilities	-	(13,410)	(13,644)
Taxes payable	14,615	(50,489)	85,922
Net cash used in operating activities	(5,050,076)	(1,908,739)	(1,092,322)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(753,094)	(49,082)	(108,757)
Deposits for rental vehicles	(2,580,632)	-	-
Cash acquired through variable interest entity	-	17,868	-
Net cash used in investing activities	(3,333,726)	(31,214)	(108,757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through initial public offerings, net	5,944,147	-	-
Prepaid initial public offerings costs	-	(389,635)	8,044,569
Net cash provided by (used in) financing activities	5,944,147	(389,635)	8,044,569

EFFECT OF EXCHANGE RATE ON CASH	(82,699)	407,446	(139,085)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,522,354)	(1,922,142)	6,704,405

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	5,456,778	7,378,920	674,515

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$2,934,425	$5,456,778	$7,378,920

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$84,402	$10,542	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Capital contribution on shares subscription receivables	$-	$-	$45,357
Noncontrolling interests acquired and contributed by shareholders	$-	$348,323	$-
Issuance of ordinary shares to consultants and service providers	$238,680	$4,030,000	$-
Prepaid initial public offerings costs offset against initial public offerings proceeds	$2,382,763	$-	$-

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

In 2018, Shanghai Youwang Vehicle Rental Limited (“Shanghai Youwang”) and Shanghai Xingjiuhao Network Technology Limited (“Shanghai Xingjiuhao” or the “Xingjiuhao”) were established as subsidiaries of Shanghai Dianniu. Shanghai Youwang intends to engage in vehicle sales, vehicle rental, providing consultation and services in the field of automotive technology. Xingjiuhao is going to engage in production and sales for Internet of Things (“IoT”) technology and technical consulting. Both Shanghai Youwang and Xingjiuhao do not have any operations as of the date hereof since their incorporations.

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

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Based on the foregoing contractual arrangements, which grant Golden Bull WFOE effective control of Shanghai Dianniu obligate Golden Bull WFOE to absorb 93.2% of the risk of loss from their activities, enable Golden Bull WFOE to receive 93.2% of their expected residual returns, and grant Golden Bull WFOE effective control of Shanghai Baoxun obligate Golden Bull WFOE to absorb all of the risk of loss from their activities, and enable Golden Bull WFOE to receive all of their expected residual returns, the Company accounts for Shanghai Dianniu and Shanghai Baoxun as a VIEs. Accordingly, the Company consolidates the accounts of Shanghai Dianniu for the periods presented herein and Shanghai Baoxun from February 22, 2017, the date of which Shanghai Baoxun becomes under common control, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of Golden Bull Cayman and each of the following entities:

Name	Background	Ownership
Golden Bull BVI	● A British Virgin Islands company ● Incorporated on February 27, 2017	100%
Golden Bull HK	● A Hong Kong company ● Incorporated on January 24, 2017	100% owned by Golden Bull BVI
Golden Bull WFOE	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on June 8, 2017	100% owned by Golden Bull HK
Shanghai Dianniu	● A PRC limited liability company ● Incorporated on November 17, 2015 ● Services for online marketplace connecting borrowers and lenders.	VIE of Golden Bull WFOE
Shanghai Baoxun	● A PRC limited liability company ● Incorporated on January 22, 2016 ● Design and production of online advertisement and marketing survey services for online marketplace.	VIE of Golden Bull WOFE
Shanghai Youwang	● A PRC limited liability company ● Incorporated on April 4, 2018 ● Vehicle sales, vehicle rental, providing consultation and services in the field of automotive technology.	100% owned by Dianniu
Shanghai Xingjiuhao	● A PRC limited liability company ● Incorporated on October 22, 2018 ● Production and sales for Internet of Things technology and technical consulting.	100% owned by Dianniu

Note 2 – Summary of significant accounting policies

Liquidity

In 2018, due to the downturn situation in the overall industry, and the Company invested a large amount of money to promote the business, which led to a net loss of approximately $3.54 million and a negative cash flows from operating activities of approximately $5.05 million for the Company during the fiscal year. Net loss for the year ended December 31, 2017 was $996,825 and a negative cash flows from operating activities was approximately $1.91 million. However, after the third quarter of 2018, the industry situation has begun to improve, the company’s revenue level has gradually picked up, and the scale of losses has gradually narrowed. In the first quarter of fiscal year 2019, the Company’s revenue has exceeded the highest level in history and achieved profitability. Therefore, as long as the Company continues to focus on P2P industry, to increase the number of customers and expand the new line of business to car rental, the Company will achieve profitability. The CEO of the Company, major shareholder of the Company, confirms that he will personally provide all the necessary financial support to the Company to ensure its sufficient working capital for the future business operations. We believe that our current working capital is sufficient to support our operations for the next twelve months from the report issuance date.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and their VIEs. All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, useful lives of property, plant and equipment, deferred income tax and share based compensation. Actual results could differ from these estimates.

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

Translation adjustments were included in accumulated other comprehensive income (loss). The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2018 and 2017 were translated at 6.8776 RMB and 6.5067 RMB to $1.00, respectively. The shareholder’s equity accounts were stated at their historical rate. The average translation rates applied to the consolidated statements of operatons for the years ended December 31, 2018, 2017 and 2016 were 6.6163 RMB, 6.7563 RMB and 6.6404 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Revenue recognition

On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of January 1, 2018. This did not result in an adjustment to retained earnings upon adoption of this new guidance as the Company’s revenue was recognized based on the amount of consideration we expect to receive in exchange for satisfying the performance obligations.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are primarily recognized at a point in time.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

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

In applying judgment, the Company considered customers’ expectations of performance, materiality and the core principles of ASC Topic 606. The aforementioned revenues are recognized and the Company’s performance obligations (control of services) are generally transferred to the customers at the time of loan issuance. The Company’s contracts with borrowers generally do not include any variable consideration.

Sales taxes: Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 6% starting in April 2017 (3% prior to March 2017) of the gross proceed or at a rate approved by the Chinese local government Transaction fee and management fee that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 10% of the VAT. VAT and miscellaneous sales taxes are presented as reduction of revenue.

Incentives

In order to incentivize lenders, the Company provides incentives to marketplace lenders, who commit a certain amount of money for a period of time. During the relevant incentive program period, the Company set certain thresholds for the lenders to qualify for the cash incentive. When a qualified investment is made by a lender, the incentive payment is paid to the lender as a percentage of investment amount at the time of loan issuance as part of its investment to the specified loan that he/she has invested. The incentive expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss. These expenses amounted to $2,191,498, $1,497,279 and $503,238 for the years ended December 31, 2018, 2017 and 2016, respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Servicing Expense

Servicing expenses are paid by the Company to a third party platform provider on each deposit made by the lenders into their respective fund accounts held by the third party platform fund accounts. The amount of these expenses is based upon the deposit amount. The servicing expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss. These expenses amounted to $134,374, $205,604 and $105,386 for the years ended December 31, 2018, 2017 and 2016, respectively.

Verification, credit assessment and the decision-making processes costs

Costs related to verification and credit assessment are recognized in the selling expenses in our accompanying consolidated statements of operations. Costs related to the decision-making processes are recognized in the general and administration expenses in our accompanying consolidated statements of operations. These expenses are immaterial to our consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016.

Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash consist of cash on hand, demand deposits, short-term investment placed with banks or other financial institutions and have original maturities of less than six months and restricted cash, deposit of $600,000 was to fund an escrow account established for purpose of indemnifying the underwriter of the initial public offering in March 2018 as restricted cash for 30 months, which was classified as non-current assets as of December 31, 2018. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at a third party platform fund accounts which are unrestricted as to immediate withdrawal and use.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2018 and 2017, no impairment of long-lived assets was recognized.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred rent

The Company leases office space and apartment units under operating lease agreements. Certain lease agreements contain scheduled rent increases, tenant improvement allowances or free rent clauses during the term of the lease which are recorded as deferred rent liabilities. Deferred rent liabilities represent the cumulative amount charged to operations under these leases in excess of the amounts paid and was included in prepaid expenses. Rent expense is amortized on a straight-line basis to operating expense over the applicable lease term.

Research and development

Research and development costs, which include the salary of the Company’s research and development department and benefit and website development cost, are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred and included in selling expenses. These expenses amounted to $431,734 ,$460,351 and $373,510 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in the year ended December 31, 2018 and 2017 are subject to examination by any applicable tax authorities.

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

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) available to ordinary shareholders of the Company by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share takes into account the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares. As of December 31, 2018 and 2017, there were no dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $325,086, $260,451 and $159,352 for the years ended December 31, 2018, 2017 and 2016.

Non-employees stock based conpensation

Share-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02,“Leases” to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact on its consolidated financial statements.

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

In June, 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to non-employees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

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

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2018	December 31, 2017

Current assets	$3,721,696	$7,304,993
Property and equipment, net	723,777	83,522
Other non-current assets	4,322,847	1,984,507
Total assets	8,768,320	9,373,022
Total liabilities	1,902,732	469,232
Net assets	$6,865,588	$8,903,790

	December 31, 2018	December 31, 2017

Current liabilities:
Other payables and accrued liabilities	$1,854,947	$433,585
Taxes payable	47,785	35,647
Total liabilities	$1,902,732	$469,232

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summarized operating results of the VIEs’ are as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016

Operating revenues	$7,889,201	$6,953,757	$3,705,770
Income (loss) from operations	$(2,298,290)	$(871,143)	$216,854
Net income (loss)	$(1,641,580)	$(508,491)	$164,811

Note 4 – Prepaid costs and expenses

Prepaid costs and expenses consist of the following:

	December 31, 2018	December 31, 2017

Cloud services	$2,785	$3,086
Rental	5,835	5,507
Advertising	396,191	834,515
Marketing and promotion	3,802,469	2,024,084
Professional services	1,155,122	1,541,666
Prepaid initial public offerings costs	-	2,404,580
Others	25,156	215
Subtotal	5,387,558	6,813,653
Less: long term prepaid expenses	(2,200,506)	(2,472,186)
Total	$3,187,052	$4,341,467

Note 5 – Deposits for rental vehicles

Deposits for rental vehicles consist of the following:

	December 31, 2018	December 31, 2017

Deposits for rental vehicles	2,482,592	-
Total	$2,482,592	$-

The deposits for rental vehicles are for developing the Company’s car rental business expected to occur in fiscal 2019.

Note 6 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2018	December 31, 2017

Office equipment and furniture	$128,555	$130,812
Vehicle	719,685	-
Leasehold improvement	49,373	52,187
Subtotal	897,613	182,999
Less: accumulated depreciation and amortization	(173,836)	(99,477)
Total	$723,777	$83,522

Depreciation and amortization expense for the years ended December 31, 2018, 2017 and 2016 amounted to $82,872, $57,603 and $38,973, respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Taxes

Income tax

Income (Loss) before taxes (benefits) consist of the following:

	For the year ended	For the year ended	For the year ended
	December 31, 2018	December 31, 2017	December 31, 2016

PRC	$(2,107,084)	$(780,032)	$219,749
Foreign	(1,891,213)	(488,334)	-
	$(3,998,297)	$(1,268,366)	$219,749

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Under the Income Tax Laws of the PRC, companies are subject to income tax at a rate of 25%.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2018	December 31, 2017	December 31, 2016

China income tax rate	25.0%	25.0%	25.0%
IPO costs	0%	7.7%	0.0%
PRC – non-deductible expense	(1.7)%	(1.7)%	0.0%
Cayman – non-deductible expense-consulting fee	(8.1)%	(9.6)%	0.0%
Cayman – non-deductible expense-external service fee	(3.7)%	0.0%	0.0%
Effective tax rate	11.5%	21.4%	25.0%

Deferred tax assets – China

According to Chinese tax regulations, companies within China should adjust their net operating losses according to the law of enterprise income tax, which can be carried forward to offset operating income for five years. Significant components of deferred tax assets were as follows:

	December 31, 2018	December 31, 2017

Net operating losses	$810,863	$302,320
Total	$810,863	$302,320

For the years ended December 31, 2018 and 2017, the Company incurred tax operating losses of $2,182,290 and $1,209,281, respectively, and recorded deferred tax assets of $810,863 at December 31,2018. Net operating loss carryforwards of $3,391,571 were available to offset future taxable income through 2023. For the years ended December 31, 2018 and 2017, the Company recorded deferred income tax benefits of $545,572 and $282,083.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company believes that a valuation allowance is not deemed necessary for the deferred assets because there will be sufficient operating income generated in future years. The management is expected to generate profits in the coming periods as the situation of the industry has begun to improve since the fourth quarter of 2018.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consisted of the following:

	December 31, 2018	December 31, 2017

VAT taxes payable	$42,860	$28,877
Other taxes payable	4,925	6,770
Total	$47,785	$35,647

Note 8 – Concentration of Risk

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2018 and 2017, $2,196,799 and $1,371,154 were deposited with a bank located in the PRC, respectively. As of December 31, 2018 and 2017, $122,825 and $4,067,161 were deposited with a third party platform fund account located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions and third party fund holder are of high credit quality, it also continually monitors their credit worthiness.

Customer concentration risk

For the year ended December 31, 2018, no borrowers paid transaction and management fees accounted for more than 10% of the Company’s total operating revenues. For the year ended December 31, 2017, one borrower paid transaction and management fees which accounted for 16.8% of the Company’s total operating revenues. For the year ended December 31, 2016, two borrowers paid transaction and management fees which accounted for 45.8% and 31.1% of the Company’s operating revenues, respectively.

Note 9 – Equity

Initial Public Offering

On March 22, 2018, the Company completed the closing of its initial public offering of 1,550,000 ordinary shares at a public offering price of $4.00 per share, for total gross proceeds of approximately $6.2 million before underwriting discounts and commissions and offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 232,500 ordinary shares at the public offering price of $4.00 per share, less underwriting discount and commissions. On March 28, 2018, the Company sold additional 232,500 ordinary shares for a gross proceed of $930,000. The total net proceeds from the above transactions were approximately $5.3 million.

The Company has also granted the underwriters an option to purchase up to an additional 178,250 ordinary shares at an exercise price equal to 125% of the public offering price of $5.00 per share. These warrants will be non-exercisable and non-transferable for 180 days following March 19, 2018, the effective date of its prospectus. Such warrants will provide for cashless exercise in certain circumstances and shall terminate three years and six months after the effective date of its prospectus. On October 23, 2018, 63,645 warrants were exercised based on the Volume Weighted Average Price (“VWAP”) in September 2018 and in a cashless exercise. A total of 63,645 shares were issued.

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

As of December 31, 2018 and 2017, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun collectively attributed $0 and $0 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2018 and 2017, amounts restricted are the net assets of Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun, which amounted to $6,865,588 and $8,903,790 respectively.

Issuance of ordinary shares to consultants and service providers

On December 17, 2018, the Company issued 53,040 shares of restricted shares on the grant date with a fair value of $238,680 to two individuals pursuant to two consulting agreements. The scope of services primarily includes providing advice on business development, strategic planning and compliance during the two-year service period from November 1, 2018 to October 31, 2020. Consulting expenses were $19,890 for the year ended December 31, 2018.

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

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31,2018 and 2017, the company was not aware of any material contingencies that required special attention.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

The Company has entered into non-cancellable operating lease agreements for an office space and four apartment units for its executives. The office space has a lease term expiring in January 2020 with a monthly rental of $28,529. The four apartment units have lease terms expiring in November 2019, April 2019, January 2019 and May 2019 with monthly rentals of approximately $1,000, $4,400, $600 and $570 respectively.

The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2018 are as follow:

Twelve months ending December 31	Minimum lease payment
2019	$358,372
2020	15,645
Total minimum payments required	$374,017

Rent expense for the years ended December 31, 2018, 2017 and 2016 was $428,346, $399,569 and $359,448, respectively.

Note 11 – Subsequent Event

There were no significant subsequent events.

Note 12 – Condensed financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2017, respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
CURRENT ASSETS
Cash	$268,399	$-
Prepaid costs and expenses	1,982,674	751,667
Prepaid initial public offerings costs	-	2,000,000
Total current assets	2,251,073	2,751,667

OTHER ASSETS
Investment in subsidiaries	10,127,371	8,298,679
Restricted cash	600,000	-
Prepaid expenses	1,171,114	789,999
Total other assets	11,898,485	9,088,678

Total assets	$14,149,558	$11,840,345

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Intercompany payable - Dianniu	$570,350	$-
Total liabilities	570,350	-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common shares, $0.01 par value, 50,000,000 shares authorized, 14,899,185 and 13,000,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively*	148,992	130,000
Shares subscription receivables	(45,457)	(45,457)
Additional paid-in capital	15,855,220	12,312,828
Statutory reserves	-	6,189
Accumulated deficit	(2,379,547)	(893,921)
Accumulated other comprehensive income	-	330,706
Total shareholders’ equity	13,579,208	11,840,345

Total liabilities and shareholders’ equity	$14,149,558	$11,840,345

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016

GENERAL AND ADMINISTRATIVE EXPENSES	$(1,891,213)	$(488,334)	$-

EQUITY OF LOSS OF SUBSIDIARY	(1,534,768)	(454,034)	160,905
NET LOSS	(3,425,981)	(942,368)	160,905
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(364,652)	526,793	(184,509)
COMPREHENSIVE LOSS	$(3,790,633)	$(415,575)	$(23,604)

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,425,981)	$(942,368)	$160,905
Adjustments to reconcile net income (loss) to cash used in operating activities:
Equity loss of subsidiary	1,534,768	454,034	(160,905)
Amortization of stock compensation expenses for services	758,750	488,334	-
Changes in operating assets and liabilities:
Prepaid costs and expenses	(2,370,872)	-	-
Inter-company	187,587	-	-
Net cash used in operating activities	(3,315,748)	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital contribution to affiliated entity	(1,760,000)	-	-
Net cash used in investing activities	(1,760,000)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital	18,992	-	-
APIC	5,925,155	-	-
Net cash provided by financing activities	5,944,147	-	-

CHANGES IN CASH	868,399	-	-

Cash and restricted cash, beginning of year	-	-	-

Cash and restricted cash, end of year	$868,399	$-	$-

NON-CASH TRANSACTIONS OF FINANCING ACTIVITIES
Issuance of ordinary shares to consultants and service providers for IPO services	$-	$2,000,000	$-
Issuance of ordinary shares to service providers and consulting services	$238,680	$2,030,000	$-