Form 20-F/A
period 2018-12-31
Golden Bull Ltd
filed 2020-03-27
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 to Form 20-F is being filed in response to comments issued by the Staff of the Division of Corporation Finance. The changes appear in:

Item 4A. Unresolved Staff Comments.

Item 5. Operating and Financial Review and Prospects.

Item 15. Controls and Procedures.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

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

Our brand or reputation and the reputation of the online consumer finance marketplace industry may materially and adversely be affected by factors outside of our control.

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

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and lenders, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and lender information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and lenders could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

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

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the entities go bankrupt or becomes subject to a dissolution or liquidation proceeding.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

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

Our principal executive offices are located at 136-20 38th Avenue, Suite 9A-2, Flushing, NY United States 11354. Our registered office in the Cayman Islands is located at Corporate Filing Services Ltd., 3rd Floor, Harbour Place, 103 South Church Street, Grand Cayman, KY 1-1002, Cayman Islands.

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

As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace nor do we manage our borrowers and lenders’ account portfolios. We facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral. However, we do not take control of funds that pass between such lenders and borrowers. Instead, payments are made through third party payment systems. Prior to August 2017, we used China PnR for payment services. On June 15, 2017, Bank of Shanghai started to serve as the exclusive custodian for our lending platform, providing account management, funds depository, custodian, and account segregation services in connection with funds transfers in loan transactions facilitated via our platform. For loan transactions facilitated through our platform, the bank sets up separate accounts for borrowers, lenders and guarantors and withdraws and deposits funds based on instructions generated by our platform. The bank also provides other ancillary services such as platform user identity verification and account statements preparation. In August 2017, we finished the transition from the custodian system of China PnR to the custodian system of Bank of Shanghai. In November 2018, we finished the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we have cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty-five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018.

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

We have been searching for new profit growth opportunities in our upstream and downstream industries, which could bring us potential customer groups for our loan platform. In April 2018, we established Shanghai Youwang Vehicle Rental Limited (“Shanghai Youwang”), a subsidiary wholly owned by Dianniu. Shanghai Youwang currently is in planning stage to enter the car leasing business. Management expects to begin the car leasing operations in the second half of 2019. The target customer group of Shanghai Youwang will be young users who have a demand for mid-range   vehicles priced around approximately RMB200,000. These target customers could also be potential customers for our loan platform in the future. Shanghai Youwang plans to start its vehicle leasing business in third- and fourth-tier cities which have no vehicle license restrictions and have a projected rapidly rising consumer demand in the next 3 to 5 years. Based on our vehicle procurement contract we signed with the vehicle supplier, the first batch of vehicles shall be delivered to us beginning in September 2019. We plan to lease our vehicles to customers for a term ranging from a few hours to approximately 3 years at maximum. We are gradually recruiting managers and business personnel with relevant business experience according to the needs of Shanghai Youwang. As of the date of this report, Shanghai Youwang has not begun any operations.

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

Previously, we experimented with loans secured by real estate, but no longer provide such option to borrowers. As a result of our risk management process, as of December 31, 2018, no loans facilitated through our platform had defaulted. To the extent a borrower was to default on a loan facilitated through our platform, we would expect to participate in the process to repossess the collateral underlying such loan or to collect from the guarantor of such loan. However, because there have been no defaults to date, our collection process has not been tested and we are uncertain as to the costs of any such process. To the extent the borrower’s car is held in a garage to which we or the guarantor of the loan has access, we believe that the costs should be nominal. The institutions with which we work are obligated to reimburse us for any such collection costs.

Although we facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral, we do not take control of funds that pass between lenders and borrowers that we connect. Instead, payments are made through third party payment systems. Prior to August 2017, we used China PnR for payment services. On June 15, 2017, Bank of Shanghai started to serve as the exclusive custodian for our lending platform, providing account management, funds depository, custodian, and account segregation services in connection with funds transfers in loan transactions facilitated via our platform. For loan transactions facilitated through our platform, the bank sets up separate accounts for borrowers, lenders and guarantors and withdraws and deposits funds based on instructions generated by our platform. The bank also provides other ancillary services such as platform user identity verification and account statements preparation. In August 2017, we finished the transition from the custodian system of China PnR to the custodian system of Bank of Shanghai. In November 2018, we finished the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we have cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty-five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018.

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

Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources is then matched with the application, including credit reporting platforms of People’s Bank of China and third-party credit systems such as Alibaba’s Sesame Credit system. The data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness.

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

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as a platform for borrowers and lenders and are not a party to the loans facilitated through our platform. In addition, we do not directly receive any funds from lenders in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by Bank of Shangrao, a reputable third-party service provider. In November 2018, we finished the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we have cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty-five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018.

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

Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this report:

*	Huishi Equity Investment Fund Management (Shanghai) Co., Ltd. is a third-party institutional investor in Dianniu and is not a party to any of the VIE Agreements described herein. Shaanxi Xifeng Investment Co., Ltd., a former shareholder of Dianniu, transferred its 4.0625% equity interest in Dianniu to Xiaohui Liu for a consideration of RMB 3,000,000 on October 15, 2017.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

This Amendment No. 1 to this report is being filed in response to an SEC issued comment letter first dated June 17, 2019.

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

As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace nor do we manage our borrowers and lenders’ account portfolios. We facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral. However, we do not take control of funds that pass between such lenders and borrowers. Instead, payments are made through third party payment systems, such as Bank of Shanghai. We have arrangements with Bank of Shanghai pursuant to which our fees are paid by the custodian directly. After each loan transaction is funded through our marketplace, we have access to the account management system of Bank of Shanghai. Based on information provided by such system, we calculate default rates of loans, if any, facilitated through our platform. In August 2017, we finished the transition from the custodian system of China PnR to the custodian system of Bank of Shanghai. In November 2018, we finished the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we have cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty-five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018.

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

PRC Regulatory Environment

On December 19, 2018, the Internet Finance Rectification Office and the Online Lending Special Risk Rectification Task Force (the “Online Lending Rectification Office”) jointly issued the Opinions on Classified Disposal and Risk Prevention Work of The Network Lending Institutions, or the Opinion No.175, which states that only those strictly abide by related laws and regulations would be survived, most network lending institutions will be asked to stop operation. Local Regulators divided online lending institutions into those with risks and those without. The former refers to the lender’s funds cannot be paid or cannot be operated normally due to major risks; the latter is divided into “Zombie” (Non-active) institutions, smaller institutions and larger institutions according to the size of the business stock. The standard of scale is determined by each province according to the compensation amount and the number of lenders of the network lending institutions within the province. Large and risk-free online lenders in the province are allowed to file and continue to operate, while the rest are required to cease operations.

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

	For the three months ended March 31, 2018	For the three months ended June 30, 2018	For the three months ended September 30, 2018	For the three months ended December 31, 2018
Number of loans facilitated (1)	1,953	1,137	988	1189
Number of borrowers (2)	265	240	221	613
Loan volume (in $ millions) (3)	50.2	27.6	18.7	27.2
Reinvestment rate of existing lenders(4)	29.6%	44.2%	54.0%	48.6%
Number of new lenders that made a loan	5,086	1,952	537	1396
Number of lenders that made a loan	6,651	3,398	1706	2700
Re-borrowing rate of existing borrowers(5)	98.5%	86.3%	80.5%	25.0%
Number of new borrowers	76	17	1	425

	For the three months ended March 31, 2017	For the three months ended June 30, 2017	For the three months ended September 30, 2017	For the three months ended December 31, 2017
Number of loans facilitated (1)	1,034	1,162	1,567	1,587
Number of borrowers (2)	98	226	231	214
Loan volume (in $ millions) (3)	25.4	28.3	36.4	38.9
Reinvestment rate of existing lenders(4)	40.4%	22.1%	17.7%	29.4%
Number of new lenders that made a loan	4,426	10,714	8,487	3,871
Number of lenders that made a loan	5,480	12,278	10,305	5,509
Re-borrowing rate of existing borrowers(5)	48.5%	71.2%	68.0%	85.6%
Number of new borrowers	86	172	87	43

(1)	Number of loans facilitated is defined as the total number of loans initially facilitated on our marketplace during the relevant period.

(2)	Number of borrowers is defined as the total number of individual or small company borrowers that borrowed at least one loan through our marketplace during the relevant period.

(3)	Loan volume is defined as the total principal amount of loans facilitated through our marketplace during the relevant period.

(4)	Reinvestment rate is equal to the existing lenders who have invested twice or more during the quarter, divided by the total of existing lenders and new lenders during the quarter.

(5)	Re-borrowing rate is equal to the borrowers who have borrowed twice or more during the quarter, divided by total borrowers during the quarter.

The number of borrowers decreased in the third quarter of 2018 in large part because of the downturn situation in the overall industry. From the beginning of the fourth quarter, we focus on developing individual borrowers, whose upper limits of loans are smaller than small company borrowers, which led a sharply increasing in the number of borrowers from 221 for the third quarter of fiscal year 2018 to 613 for the fourth quarter. The increased number of borrowers were mainly the new borrowers, led the Re-borrowing rate of existing borrowers decreased significantly to approximately 25.0% for the further quarter of fiscal year 2018.

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

Our research and development expenses were $447,884 and $485,852 for the year ended December 31, 2018 and 2017, respectively, a decrease of $37,969 or 7.8%. The decrease was primarily driven by $74,000 of nonrecurring deposit function fee in 2017 for switching the custodian to Bank of Shanghai.

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

Servicing Expense

Servicing expenses are paid by the Company to a third-party platform provider on each deposit made by the lenders into their respective fund accounts held by the third-party platform fund accounts. The amount of these expenses is based upon the deposit amount. The servicing expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss

Income taxes

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

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

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

In June 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to non-employees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

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

Yanjun Cui

Mr. Yanjun Cui has been serving as a director of the Company since our inception. Mr. Cui has been a practicing attorney in the PRC for over 10 years. Since August 2014, he has been a partner at Beijing Yingke Law Firm where his practice focuses on private equity funds, capital markets, and general corporate matters. Mr. Cui also founded Zhejiang Wantong Ruida Assets Management Co., Ltd. in September 2016 and has been serving as the company’s legal representative since then. He manages Wantong’s daily operations and supervises diligence, deal negotiations and post-investment management of Wantong’s investments. From December 2012 to July 2014, Mr. Cui served as General Counsel to Zhejiang Ruiyang Technology Co. Ltd. where he advised on legal issues in connection with the company’s operations and managed agreement drafting and review as well as commercial negotiations. From October 2005 to November 2012, Mr. Cui was a practicing attorney at a number of PRC law firms, including Shanxi Jinyi Law Offices, Zhejiang Tianfu Law Offices and Zhejiang Zehou Law Offices. Mr. Cui holds a Bachelor of Law degree from Beifang University of Nationalities in Ninxia, China and a Master of Law from Zhejiang University in Zhejiang, China.

Wei Liang

Mr. Wei Liang has been serving as a director of the Company since our inception. Mr. Liang has over 20 years of corporate executive and experience. He has been serving as General Manager and Director of Fuzhou Shijilongmai Information Technology Co., Ltd. since 2011. From 1993 to 2010, Mr. Liang was acting as Deputy General Manager and Director of Alcatel-Lucent (Fujian) Technology Co., Limited. He holds a bachelor’s degree in Electronic Engineering from Xiamen University in Fujian, China.

Hui Shen

Ms. Hui Shen has been serving as a director of the Company since our inception. She has extensive experience in finance, accounting and risk management. Since March 2017, Ms. Shen has been serving as Senior Risk Manager at Zhengqi (Shanghai) Investment Co., Ltd. From June 2015 to February 2017, she served as Risk Manager at Huijin Innovation Investment (Shanghai) Co., Ltd. From September 2014 to June 2015, Ms. Shen served as Project Manager at KPMG Advisory (China) Limited. Prior to KPMG, she was a Senior Internal Auditor at Tokio Marine & Nichido Fire Insurance Company (China) from April 2012 to September 2014. Ms. Shen started her career at PricewaterhouseCoopers Zhong Tian LLP where she was an auditor from September 2009 to April 2012. Ms. Shen has obtained a bachelor’s degree in management from Jiangxi Finance University. She is a certified accountant in the PRC and holds an ACCA certification.

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

Corporate Governance and Nominating Committee

Yanjun Cui, Wei Liang and Hui Shen are members of our Nominating and Corporate Governance Committee and Wei Liang is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for, among other things:

●	identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

●	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

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

Voting Rights. The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote. On a poll every shareholder entitled to vote (in person or by proxy) shall have one vote for each share for which he is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than fifteen percent of the paid-up capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

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

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

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

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be affected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

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

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service-related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

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

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Dianniu HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Our management, with the participation of our chief executive officer (CEO) and chief financial officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2019. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2018, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	Lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex United States Generally Accepted Accounting Principles (“U.S. GAAP”) accounting issues, and prepare and review financial statements and related disclosures under U.S. GAAP and, as a result, the Company may not be able to identify and monitor significant accounting issues appropriately on a timely basis;

●	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal control;

●	Lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned;

●	Lack of reviewed documentation for management’s approval on aging analysis and, as a result, the Company may not be able to accrue provision for bad debt appropriately on a timely basis;

●	Lack of sufficient monitoring of the employee resignation procedure, which may result in an inaccurate number of employees in the annual report;

●	Lack of well-structured IT general control policies and procedures for documentation of program changes, periodic transaction log reviews; control quality evaluations, backup restoration tests and centralized anti-virus detections, which may result in failure to accurately collect operational data to prepare the financial statements;

●	Lack of proper segregation of duties within accounting functions;

●	Significant deficiencies were also detected at Dianniu, one of our VIEs, which in the aggregate, constitute a material weakness and create a reasonable likelihood that a material misstatement of our annual and interim financial statements will not be prevented or detected on a timely basis. Such deficiencies include: (i) lack of reviewed documentation for management’s approval on aging analysis and, as a result, the Company may not be able to accrue provision for bad debt appropriately on a timely basis; and (ii) lack of sufficient monitoring of the employee resignation procedure, which may result in an inaccurate number of employees on the annual report.

As a company with limited resources, the Company does not have the resources to fund sufficient staff to ensure a complete segregation of responsibilities within the accounting function. However, management has carried out and is planning to undertake the following actions to remediate the material weakness described above:

●	Recruiting qualified consultants with appropriate levels of knowledge and experience in U.S. GAAP reporting to assist in resolving accounting issues in non-routine or complex transactions;

●	Set up an Internal Audit department and establish formal internal control policies and procedures. Implementation of an ongoing initiative and training in the Company to ensure the importance of internal controls and compliance with established policies and procedures are fully understood throughout the organization. To provide continuous U.S. GAAP knowledge trainings to relevant employees to ensure the procedures and policies are properly followed;

●	Make quarterly aging analyses, which will be reviewed and confirmed by the CFO, and paying attention to the recoverable risk of long-term receivables, and accrue the bad debts provision if necessary;

●	To further standardize the process of resignation, the resignation report of employees above manager level (including managers) shall be approved by the CEO with approval records/signature;

●	The Company will set up IT strategic plans, annual plan and budget for it to be consistent with business development. The Company will maintain IT meeting minutes and communicate through emails with relevant departments. The Company will set up IT Best Practice Standards and evaluate the IT department performance annually. The Company will maintain records for IT change authorizations. The user access rights will be terminated the same day for any employees that leave the Company. The anti-virus software will be standardized and managed by specific designated personnel. The logs will be reviewed periodically to identify any unusual transactions. Restoration tests for backups will be performed regularly. Third-party services will be evaluated annually and the ones with bad performance will be terminated.

(c)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2018 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

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

GOLDEN BULL LIMITED

/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer

Date: March 27, 2020

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

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, as amended, among the Participating Shareholders of Shanghai Dianniu and Golden Bull WFOE, Shanghai Dianniu’s Participating Shareholders have given Golden Bull WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Shanghai Dianniu and to exercise all of their rights as shareholders of Shanghai Dianniu, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Shanghai Dianniu. In consideration of such granted rights, Golden Bull WFOE agrees to provide the necessary financial support to Shanghai Dianniu whether or not Shanghai Dianniu incurs loss and agrees not to request repayment if Shanghai Dianniu is unable to do so. The agreements shall remain in effect for 20 years until June 7, 2037.

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

The technical consultation and services agreement remain in effect for 20 years until June 7, 2037. The technical consultation and services agreement can be extended only if Golden Bull WFOE gives its written consent of extension of the agreement before the expiration of the agreement and Shanghai Baoxun shall agree to the extension without reserve.

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

Equity Pledge Agreements

Pursuant to the equity pledge agreement between the shareholders of Shanghai Baoxun and Golden Bull WFOE, such shareholders pledge all of their equity interests in Shanghai Baoxun to Golden Bull WFOE as collateral to secure the obligations of Shanghai Baoxun under the exclusive consulting services and operating agreement. The shareholders may not transfer or assign transfer or assign the pledged equity interests or incur or allow any encumbrance that would jeopardize Golden Bull WFOE’s interests, without Golden Bull WFOE’s prior approval. In the event of default, Golden Bull WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Shanghai Baoxun. The agreement will terminate at the date the shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreement between the shareholders of Shanghai Baoxun and Golden Bull WFOE, Shanghai Baoxun’s shareholders have given Golden Bull WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Shanghai Baoxun and to exercise all of their rights as shareholders of Shanghai Baoxun, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Shanghai Baoxun. In consideration of such granted rights, Golden Bull WFOE agrees to provide the necessary financial support to Shanghai Baoxun whether or not Shanghai Baoxun incurs loss and agrees not to request repayment if Shanghai Baoxun is unable to do so. The agreement shall remain in effect for 20 years until June 7, 2037.

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

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments were included in accumulated other comprehensive income (loss). The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2018 and 2017 were translated at 6.8776 RMB and 6.5067 RMB to $1.00, respectively. The shareholder’s equity accounts were stated at their historical rate. The average translation rates applied to the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 were 6.6163 RMB, 6.7563 RMB and 6.6404 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Servicing Expense

Servicing expenses are paid by the Company to a third-party platform provider on each deposit made by the lenders into their respective fund accounts held by the third-party platform fund accounts. The amount of these expenses is based upon the deposit amount. The servicing expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss. These expenses amounted to $134,374, $205,604 and $105,386 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash consist of cash on hand, demand deposits, short-term investment placed with banks or other financial institutions and have original maturities of less than six months and restricted cash, deposit of $600,000 was to fund an escrow account established for purpose of indemnifying the underwriter of the initial public offering in March 2018 as restricted cash for 30 months, which was classified as non-current assets as of December 31, 2018. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at a third-party platform fund accounts which are unrestricted as to immediate withdrawal and use.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method after consideration of the estimated useful lives and estimated residual value. The estimated useful lives are as follows:

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

Non-employees stock-based compensation

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

In June 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to non-employees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

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

Note 8 – Concentration of Risk

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2018 and 2017, $2,196,799 and $1,371,154 were deposited with a bank located in the PRC, respectively. As of December 31, 2018 and 2017, $122,825 and $4,067,161 were deposited with a third-party platform fund account located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions and third-party fund holder are of high credit quality, it also continually monitors their credit worthiness.

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