Form 20-F
period 2019-12-31
Golden Bull Ltd
filed 2020-07-29
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

136-20 38th Avenue, Suite 9A-2, Flushing, NY United States 11354

(Address of Principal Executive Offices)

Erke Huang

Tel: + (1) 1-347-328-3680; erkehuang@gmail.com

136-20 38th Avenue, Suite 9A-2, Flushing, NY United States 11354

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019 was: 15,399,185 ordinary shares, par value $0.01 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 28, 2019, the last business day of the registrant’s second quarter of most recently completed fiscal year, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $5.54 million based on the closing price of $3.60 for the registrant’s common stock as reported on the NASDAQ Capital Market.

As of July 29, 2020, there were 43,699,185 shares of the Company’s common stock issued and outstanding.

GOLDEN BULL LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Golden Bull” refer to Golden Bull Limited, a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On July 28, 2020, the cash buying rate announced by the People’s Bank of China was RMB 6.9895 to $1.00.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheets data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

Summary Consolidated Statements of Operations:

	For the years ended December 31,
	2019	2018	2017

Total operating revenues, net	$4,572,153	$7,889,201	$6,953,757

Operating expenses
Selling	(8,196,151)	(4,940,784)	(3,910,646)
General and administrative	(5,788,918)	(6,685,377)	(3,916,736)
Research and development	(137,423)	(447,884)	(485,852)
Total operating expenses	(14,122,492)	(12,074,045)	(8,313,234)

Other income, net	680,951	186,548	91,111

Loss before income taxes	(8,869,388)	(3,998,297)	(1,268,366)

Income tax (expenses) benefits	(806,803)	461,171	271,541

Net loss	(9,676,191)	(3,537,126)	(996,825)

Less: Net loss attributable to non-controlling interest	(205,941)	(111,145)	(54,457)

Net loss attributable to Golden Bull Limited	$(9,470,250)	$(3,425,981)	$(942,368)

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2019 and 2018.

	December 31,	December 31,
	2019	2018

Cash and cash equivalents	$30,650	$2,334,425
Other assets	4,485,883	10,147,045
Total assets	4,516,533	12,481,470
Total liabilities	(429,593)	(403,219)
Total shareholders’ equity	$4,086,940	$12,078,251

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

General Risks

If we are unable to successfully execute our bitcoin mining and car rental business plan, it would adversely affect our financial and business condition and results of operations.

As a result of a policy change of the Chinese government, the Company temporarily suspended its peer to peer (“P2P”) lending business during the fourth quarter of 2019. Our previously announced growth strategy included the expansion of our operations to our upstream and downstream industries. In fiscal 2018, we set new financial targets to grow operating income, accelerate earnings per share growth faster than operating income growth and improve return on invested capital. Our ability to meet these financial targets partially depends on our successful execution of our car leasing business plan, including various related initiatives which commenced in April 2018. In October 2019, we decided to enter the bitcoin mining business. There are various risks related to these efforts, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our various business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

In March 2018, we raised net proceeds of approximately US$5.2 million in an initial public offering, after deducting its fees and expenses. In May 2020, we obtained gross proceeds of $2.6 million in a private placement. In July 2020, we obtained gross proceeds of $17.2 million in a private place to enable us to implement our new business strategy. However, we have generated negative cash flows from operating activities and net losses of approximately $9.7 million, $3.5 million and $1.0 million during the years ended December 31, 2019, 2018 and 2017. We cannot assure you our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our Company’s development. Our continued inability to offset our expenses with adequate revenue, will adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We expect to need additional cash resources in the future as we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions in order to implement our business plan. In this regard, we are seeking to issue equity and/or debt securities and may obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to penalties as a result of the Chinese government temporary suspension of our P2P lending business

On October 31, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it had completed its investigation against Shanghai Dianniu Internet Finance Information Service Co. Ltd, the Company’s variable interest entity (VIE) for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least six suspects. While the Company has not been subject to any enforcement actions, the Company’s current management believes that its former Chief Financial Officer and a Director, as well as members of the VIE’s management may have been the subject of these proceedings. The Public Security Bureau also initiated online hunting for the Company’s former Chief Executive Officer. As of the date of this report, the final outcome of investigation was still not published and the impact on our financial statements could not be estimated.

The PRC laws and regulations relating to online peer-to-peer lending did not set out the liabilities that will be imposed on the service providers who fail to comply with the principles and requirements contained thereunder, nor do other applicable rules, laws and regulations contain specific liability provisions specially as to the peer-to-peer lending platform or similar online marketplace. As a result of the temporary suspension, if our practice is deemed to have violated any rules, laws or regulations, we may face penalties as determined by the relevant government authorities. In addition, although the Company is not responsible for customers' claimed losses, the filing of any such claims and/or government investigations or proceedings against the Company or any of its affiliates, even if not justified, may create negative publicity and have a material adverse effect on the Company. If such situations occur, our business, financial condition and results of operations may be materially and adversely affected even though our VIE is not currently in the P2P lending business.

We have a history of operating losses, and we may not be able to achieve or sustain profitability; we have recently shifted our bitcoin mining business, and we may not be successful in this business.

We are not profitable and have incurred losses since our inception. We expect to continue to incur losses for the foreseeable future, and these losses could increase as we continue to work to develop our business. We were previously engaged in peer to peer (“P2P”) online lending business in China prior to temporarily suspending that business in the fourth quarter of 2019. Starting in or about April 2018, we had made a decision to diversify into the bitcoin mining business, as well as car rental business. Currently, our primary operations are focused on our bitcoin mining business located at our bitcoin mining facilities in Wuhai, Zhundong, Xilinhot and Sichuan China. Our current strategy is new and unproven, is in an industry that is itself new and evolving and is subject to the risks discussed below. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Our results of operation may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including the levels of our net revenues, expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

●	the amount and timing of operating expenses related to our new business operations and infrastructure;

●	fluctuations in the price of bitcoin; and

●	general economic, industry and market conditions.

We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.

We are actively seeking to enter the car rental business in the United States, however, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

Any future acquisitions also could result in the issuance of stock, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue shares of common stock, preferred stock or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing stockholders or provide rights to such preferred stock holders in priority over our common stock holders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using stock as consideration.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances in both the bitcoin mining business and car rental business. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our businesses;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets, including the U.S., in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business; assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

Our loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management, including our Chief Executive Officer and Chief Financial Officer. Both of these persons joined the Company concurrent with the temporary suspension of the P2P lending business. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to continue to develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

The loss of key members of management could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, and who have a sound understanding of our business and the bitcoin industry. The market for highly qualified personnel in this industry is very competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, our business could be harmed.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls.

If our internal control over financial reporting is not effective, we may be unable to issue our financial statements in a timely manner, we may be unable to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner or we may be otherwise unable to comply with the periodic reporting requirements of the SEC, our common stock listing on Nasdaq could be suspended or terminated and our stock price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to stockholder lawsuits, which could impose significant additional costs on us and divert management attention.

Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

We are engaged in the mining of bitcoins which the SEC said is currency and not securities. We therefore believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

As a result of our investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The bitcoins we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and bitcoin on hand or liquidating our investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

We face risks related to the novel Coronavirus (COVID-19) outbreak, which could significantly disrupt our operations and financial results.

We believe that our results of operations, business and financial condition has been adversely impacted by the effects of the novel Coronavirus (COVID-19). Currently, substantially all of our employees and operations are in China. In addition to global macroeconomic effects, the novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments may cause disruption to our mining activities.

The novel Coronavirus (COVID-19) or other disease outbreak will in the short-term, and may over the longer term, adversely affect the economies and financial markets of many countries, resulting in an economic downturn that may adversely affect demand for bitcoin and impact our operating results. Although the magnitude of the impact of the novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs. If we are unable to effectively service our miners, our ability to mine bitcoin will be adversely affected as miners go offline, which would have an adverse effect on our business and the results of our operations.

China has also limited the shipment of products in and out of its borders, which could negatively impact our ability to receive mining equipment from our China-based suppliers. Our third-party manufacturers, suppliers, sub-contractors and customers have been and will continue to be disrupted by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts for our existing miners, as well as any new miners we purchase, may be delayed. As our miners require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from their manufacturer may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations. If not resolved quickly, the impact of the novel Coronavirus (COVID-19) global pandemic could have a material adverse effect on our business.

The coronavirus pandemic is an emerging serious threat to health and economic wellbeing affecting our employees, investors and our sources of supply.

On March 11, 2020, the World Health Organization announced that infections of the novel Coronavirus (COVID-19) had become pandemic, and on March 13, the U.S. President announced a National Emergency relating to the disease. There has been and continues to be widespread infection in the United States with a second wave now appearing in China, with the potential for catastrophic impact. Mandatory business closures have had catastrophic impacts on domestic and foreign economies of uncertain duration.

The sweeping nature of the novel Coronavirus (COVID-19) pandemic makes it extremely difficult to predict how the company’s business and operations will be affected in the longer run. However, the likely overall economic impact of the pandemic is viewed as highly negative to the general economy.

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

Bitcoin-Related Risks

Our results of operations are expected to continue to be negatively impacted by sharp Bitcoin price decreases

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$14,166 per coin as of December 31, 2017, US$3,792 per coin as of December 31, 2018 to US$7,220 per coin as of December 31, 2019, according to Blockchain.info. According to the same source, from January 1, 2019 to December 31, 2019, the highest Bitcoin price was approximately US$12,933 per coin and the lowest was US$3,395 per coin.

We expect our results of operations to continue to be affected by the Bitcoin price as most of the revenue is from bitcoin mining production as of the filing date. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price will remain high enough to sustain our operation or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of the ADSs even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility. Additionally, the reward for Bitcoin mining will decline over time, with the most recent halving event occurred in May 2020 and next one four years later, which may further contribute to Bitcoin price volatility.

Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly and our expenses may increase in the future. We intend to use funds on hand from our private placement to continue to purchase bitcoin mining machines. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial perform

We have an evolving business model which is subject to various uncertainties.

As bitcoin assets may become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

The properties included in our mining network may experience damages, including damages that are not covered by insurance.

Our current mining operation in Wuhai, Zhundong, Xilinhot, Sichuan China is, and any future mining site we establish will be, subject to a variety of risks relating to physical condition and operation, including:

●	the presence of construction or repair defects or other structural or building damage;

●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

●	claims by employees and others for injuries sustained at our properties.

For example, our mine could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster, the coronavirus, or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mine could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. Our insurance covers the replacement cost of any lost or damaged miners, but does not cover any interruption of our mining activities; our insurance therefore may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mines in our network, such mines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines. The potential impact on our business is currently magnified because we are only operating a single mine.

Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar bitcoin systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the network;
●	the increased consolidation of contributors to the bitcoin blockchain through mining pools;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to cryptocurrencies; and

●	negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other bitcoin-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other bitcoin-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.

A disruption of the Internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other cryptocurrencies, which could increase the price of bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our common stock. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Acceptance and/or widespread use of bitcoin is uncertain.

Currently, there is a relatively limited use of any bitcoin in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for bitcoin transactions, process wire transfers to or from bitcoin exchanges, bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in bitcoin. Conversely, a significant portion of bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines any bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for a bitcoin as a medium of exchange and payment method may always be low.

The relative lack of acceptance of bitcoins in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of bitcoins we mine or otherwise acquire or hold for our own account.

Transactional fees may decrease demand for bitcoin and prevent expansion.

As the number of bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the bitcoin network may transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute to the bitcoin network, the bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another bitcoin or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin that could adversely impact an investment in our securities. Decreased use and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and the value of our common stock.

The decentralized nature of bitcoin systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of bitcoin systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our common stock may be adversely affected.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar bitcoin assets in one or more countries, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China and Russia, which have taken harsh regulatory action, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

There is a lack of liquid markets, and possible manipulation of blockchain/bitcoin-based assets.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our new strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our bitcoins may be subject to loss, theft or restriction on access.

There is a risk that some or all of our bitcoins could be lost or stolen. Cryptocurrencies are stored in bitcoin sites commonly referred to as “wallets” by holders of bitcoins which may be accessed to exchange a holder’s bitcoin assets. Access to our bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our bitcoin assets. We hold all of our cryptocurrencies in cold storage to reduce the risk of malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or secure cryptocurrencies, such as by attacking the bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of bitcoins. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our bitcoin holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Risks due to hacking or adverse software event.

In order to minimize risk, we have established processes to manage wallets that are associated with our bitcoin holdings. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our bitcoin due to an adverse software or cybersecurity event. We utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys.

At present, the Company is evaluating several third-party custodial wallet alternatives, but there can be no assurance that such services will be more secure than those the Company presently employs. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. If our security procedures and protocols are ineffectual and our bitcoin assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise and we may lose much of the accumulated value of our bitcoin mining activities. This would have a negative impact on our business and operations.

Incorrect or fraudulent bitcoin transactions may be irreversible.

Bitcoin transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. We are, therefore, presently reliant on existing private investigative entities, such as Chain analysis and Kroll to investigate any potential loss of our bitcoin assets. These third-party service providers rely on data analysis and compliance of ISPs with traditional court orders to reveal information such as the IP addresses of any attackers who may have target us. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Our interactions with a blockchain may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

The Office of Financial Assets Control of the US Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our Company’s policy prohibits any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling bitcoin assets. Moreover, federal law prohibits any US person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our common stock.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many bitcoin networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the bitcoin ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking bitcoin markets.

The global market for bitcoin is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain cryptocurrencies are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in cryptocurrencies or tracking bitcoin markets form and come to represent a significant proportion of the demand for cryptocurrencies, large redemptions of the securities of those vehicles and the subsequent sale of cryptocurrencies by such vehicles could negatively affect bitcoin prices and therefore affect the value of the bitcoin inventory we hold. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Because there has been limited precedent set for financial accounting of bitcoin and other bitcoin assets, the determination that we have made for how to account for bitcoin assets transactions may be subject to change.

Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for bitcoin transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

There are risks related to technological obsolescence, the vulnerability of the global supply chain for bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies are lower than the price of a bitcoin. As our mining facility operates, our miners experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. The degradation of our miners will require us to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that miner manufacturer or seller adjusts the prices of its miners according to bitcoin prices, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain miners and other hardware from third parties at premium prices, to the extent they are available. This upgrading process requires substantial capital investment, and we may face challenges. Further, the global supply chain for bitcoin miners is presently heavily dependent on China, which has been severely affected by the emergence of the COVID-19 coronavirus global pandemic. The global reliance on China as a main supplier of bitcoin miners has been called into question in the wake of the COVID-19 pandemic. Should similar outbreaks or other disruptions to the China-based global supply chain for bitcoin hardware occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners from the manufacturer on a timely basis. Such events could have a material adverse effect on our ability to pursue our new strategy, which could have a material adverse effect on our business and the value of our ordinary shares.

Our reliance primarily on a single model of miner may subject our operations to increased risk of mine failure.

The performance and reliability of our miners and our technology is critical to our reputation and our operations. Because we currently only use MicroBT miners, if there are issues with those machines, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to MicroBT miners affects all our miners, if a defect other flaw is exploited, our entire mine could go offline simultaneously. Any interruption, delay or system failure could result in financial losses, a decrease in the trading price of our common stock and damage to our reputation.

The Company’s reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on the Company operations.

We use third–party mining pools to receive our mining rewards from the network. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

The bitcoin for which we mine, bitcoin, is subject to halving; the bitcoin reward for successfully uncovering a block will halve several times in the future and their value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The next halving for bitcoin is expected in May 2020 at block 630,000 when the reward will reduce to 6.25. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While bitcoin prices have had a history of price fluctuations around the halving of its bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

Our future success will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.

Our operating results will depend in large part upon the value of bitcoin because it’s the primary bitcoin we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our strategy focuses almost entirely on bitcoin (as opposed to other cryptocurrencies). Further, our current application-specific integrated circuit (“ASIC”) machines (which we refer to as “miners”) are principally utilized for mining bitcoin and bitcoin cash and cannot mine other cryptocurrencies, such as ether, that are not mined utilizing the “SHA-256 algorithm.” If other cryptocurrencies were to achieve acceptance at the expense of bitcoin or bitcoin cash causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

Bitcoin and other bitcoin market prices, which have historically been volatile and are impacted by a variety of factors (including those discussed below), are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both bitcoin and shares of our ordinary shares.

We may not be able to realize the benefits of forks.

To the extent that a significant majority of users and miners on a bitcoin network install software that changes the bitcoin network or properties of a bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin, the bitcoin network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the bitcoin network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the bitcoin running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a bitcoin, blockchains with the greatest amount of hashing power contributed by miners or validators; or blockchains with the longest chain. A fork in the network of a particular bitcoin could adversely affect an investment in our Company or our ability to operate.

We may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in our securities. If we hold a bitcoin at the time of a hard fork into two cryptocurrencies, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. However, we may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, we may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to our holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new bitcoin exceed the benefits of owning the new bitcoin. Additionally, laws, regulation or other factors may prevent us from benefitting from the new asset even if there is a safe and practical way to custody and secure the new asset.

There is a possibility of bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and the value of our stock.

Proof of stake is an alternative method in validating bitcoin transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We, as a result of our efforts to optimize and improve the efficiency of our bitcoin mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain form this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. This may additionally have an impact on other various investments of ours. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin that could adversely impact us, and similar actions could affect other cryptocurrencies.

Over the past two years, bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital for the acquisition of this hardware, the leasing of operating space (often in data centers or warehousing facilities), incurring of electricity costs and the employment of technicians to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior miners and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of bitcoin. To the extent the price of bitcoin declines and such profit margin is constrained, professionalized miners are incentivized to more immediately sell bitcoin earned from mining operations, whereas it is believed that individual miners in past years were more likely to hold newly mined bitcoin for more extended periods. The immediate selling of newly mined bitcoin greatly increases the trading volume of bitcoin, creating downward pressure on the market price of bitcoin rewards.

The extent to which the value of bitcoin mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined bitcoin rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily.

If a malicious actor or botnet obtains control of more than 50% of the processing power on a bitcoin network, such actor or botnet could manipulate blockchains to adversely affect us, which would adversely affect an investment in us or our ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a bitcoin, it may be able to alter blockchains on which transactions of bitcoin reside and rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own bitcoin (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the bitcoin community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or cryptocurrencies may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power will increase because the botnet or malicious actor could compromise more than 50% mining pool and thereby gain control of blockchain, whereas if the blockchain remains decentralized it is inherently more difficult for the botnet of malicious actor to aggregate enough processing power to gain control of the blockchain, may adversely affect an investment in our common stock. Such lack of controls and responses to such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

As with any computer code generally, flaws in bitcoin codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite our efforts and processes to prevent breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a bitcoin or other bitcoin mine can require massive amounts of electrical power. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. Additionally, our mines could be materially adversely affected by a power outage. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.

If the award of bitcoin rewards, for us primarily bitcoin for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability worsens. Decreased use and demand for bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. For instance, the current fixed reward for solving a new block on the bitcoin blockchain is twelve and a half bitcoin currency rewards per block, which decreased from 25 bitcoin in July 2016. It is estimated that it will halve again in about one year. This reduction may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

Risk Related to The Car Rental Business

Our proposed car rental business is particularly sensitive to reductions in the levels of airline passenger travel, and any lasting reductions in air travel as a result of COVID-19 could materially adversely our business strategy.

The car rental industry has been severely impacted by reductions in airline passenger traffic as a result of the coronavirus. While we believe that we will be able to implement our business strategy at favorable purchase prices there can be no assurance that the industry will return to anywhere normal conditions in the near future. Further reductions in levels of air travel, whether caused by general economic conditions, airfare increases (such as due to capacity reductions or increases in fuel costs borne by commercial airlines) or other events (such as work stoppages, military conflicts, terrorist incidents, natural disasters, epidemic diseases, or the response of governments to any of these events) could materially adversely affect us in the future.

We will face intense competition in the car rental business that may lead to downward pricing or an inability to increase prices.

The car rental market in which we intend to operate is highly competitive. We believe that price is the primary competitive factor in the car rental market and that the Internet has enabled cost-conscious customers, including business travelers, to more easily compare rates available from rental companies. If we try to increase our pricing, our competitors, most of which are expected to have greater resources and better access to capital than us, may seek to compete aggressively on the basis of pricing. In addition, our competitors may reduce prices in order to attempt to gain a competitive advantage or to compensate for declines in rental activity. To the extent we do not match or remain within a reasonable competitive margin of our competitors' pricing, our revenues and results of operations could be materially adversely affected. If competitive pressures lead us to match any of our competitors' downward pricing and we are not able to reduce our operating costs, then our margins, results of operations and cash flows could be materially adversely impacted.

Our car rental business is expected to be highly seasonal and any occurrence that disrupts rental activity during our peak periods could materially adversely affect our liquidity, cash flows and results of operations.

Certain significant components of our expenses are fixed in the short-term, including acquisition costs, real estate taxes, rent, insurance, utilities, maintenance and other facility-related expenses, the costs of operating our information technology systems and minimum staffing costs. Seasonal changes in our revenues do not alter those fixed expenses, typically resulting in higher profitability in periods when our revenues are higher. We are seeking to enter the South Florida marketplace first. The winter months of the year have historically been the strongest quarters due to their increased levels of vacation traveling South Florida. If we are able to enter this marketplace, any occurrence that disrupts rental activity during the winter months could have a disproportionately material adverse effect on our liquidity, cash flows and results of operations.

If we are unable to purchase adequate supplies of competitively priced cars or equipment and the cost of the cars or equipment we purchase increases, our financial condition, results of operations, liquidity and cash flows may be materially adversely affected.

We do not expect to be a party to any long-term car supply arrangements with manufacturers. The price and other terms at which we can acquire cars thus varies based on market and other conditions. For example, certain car manufacturers have in the past, and may in the future, utilize strategies to de-emphasize sales to the car rental industry, which can negatively impact our ability to obtain cars on competitive terms and conditions. Consequently, there is no guarantee that we can purchase a sufficient number of vehicles at competitive prices and on competitive terms and conditions. Reduced or limited supplies of equipment together with increased prices are risks that we also face in our equipment rental business. If we are unable to obtain an adequate supply of cars or equipment, or if we obtain less favorable pricing and other terms when we acquire cars or equipment and are unable to pass on any increased costs to our customers, then our financial condition, results of operations, liquidity and cash flows may be materially adversely affected.

Significant increases in fuel prices or reduced supplies of fuel could harm our business.

Although fuel prices are currently at low prices, significant increases in fuel prices, reduced fuel supplies or the imposition of mandatory allocations or rationing of fuel could negatively impact our car rental business by discouraging consumers from renting cars, changing the types of cars our customers rent from us or the other services they purchase from us or disrupting air travel, any of which could have a material adverse effect on our financial condition and results of operations.

Manufacturer safety recalls could create risks to our business.

Our cars may be subject to safety recalls by their manufacturers. A recall may cause us to retrieve cars from renters and decline to rent recalled cars until we can arrange for the steps described in the recall to be taken. We could also face liability claims if a recall affects cars that we have sold. If a large number of cars are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to rent recalled cars for a significant period of time. Those types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our vehicles, and could also result in the loss of business to our competitors. Depending on the severity of any recall, it could materially adversely affect our revenues, create customer service problems, reduce the residual value of the recalled cars and harm our general reputation.

We face risks related to liabilities and insurance.

Our proposed business will expose us to claims for personal injury, death and property damage resulting from the use of the cars rented or sold by us, and for employment-related claims by our employees. We cannot assure you that we will not be exposed to uninsured liability at levels in excess of historical levels resulting from multiple payouts or otherwise, that liabilities in respect of existing or future claims will not exceed the level of our insurance, that we will have sufficient capital available to pay any uninsured claims or that insurance with unaffiliated carriers will continue to be available to us on economically reasonable terms or at all.

Environmental laws and regulations and the costs of complying with them, or any liability or obligation imposed under them, could materially adversely affect our financial position, results of operations or cash flows.

We will be subject to federal, state, local and foreign environmental laws and regulations in connection with our car rental operations, including with respect to the ownership and operation of tanks for the storage of petroleum products, such as gasoline, diesel fuel and motor and waste oils. We cannot assure you that our tanks will at all times remain free from leaks or that the use of these tanks will not result in significant spills or leakage. If leakage or a spill occurs, it is possible that the resulting costs of cleanup, investigation and remediation, as well as any resulting fines, could be significant. We cannot assure you that compliance with existing or future environmental laws and regulations will not require material expenditures by us or otherwise have a material adverse effect on our consolidated financial position, results of operations or cash flows

The U.S. Congress and other legislative and regulatory authorities in the United States have considered, and will likely continue to consider, numerous measures related to climate change and greenhouse gas emissions. Should rules establishing limitations on greenhouse gas emissions or rules imposing fees on entities deemed to be responsible for greenhouse gas emissions become effective, demand for our services could be affected, our fleet and/or other costs could increase, and our business could be adversely affected.

Changes in the U.S. legal and regulatory environment that affect our operations, including laws and regulations relating to taxes, automobile-related liability, insurance rates, insurance products, consumer privacy, data security, employment matters, cost and fee recovery and the banking and financing industry could disrupt our proposed businesss, increase our expenses or otherwise have a material adverse effect on our results of operations.

We expect to be subject to a wide variety of U.S. laws and regulations and changes in the level of government regulation of our business have the potential to materially alter our business practices and materially adversely affect our financial position and results of operations, including our profitability. Those changes may come about through new laws and regulations or changes in the interpretation of existing laws and regulations.

The car rental industry in China is in an early stage of development and legislation concerning the industry continues to evolve. Local government authorities in China have imposed different requirements and regulatory enforcement in not always clear.

Risks Involving Intellectual Property

Bitcoin and bitcoin mining is software related

We actively use specific hardware and software for our bitcoin mining operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, the company intends to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned blockchain and cryptocurrency related operations. We do expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our cryptocurrency mining operation.

Our platform may be subject to damage, interruptions or delays that may adversely affect our business, financial conditions and results of operations.

In the event of a platform outage and physical data loss, our ability to perform our bitcoin mining operations would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform are critical to our operations. Much of our system hardware is hosted in leased facilities located in Wuhai, Zhundong, Xilinhot and Sichuan China that is operated by our IT staff. We also maintain a real-time backup system at a separate facility also located in Wuhai, China. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased Shanghai facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party errors, our errors, natural disasters or security breaches, whether accidental or willful, could harm our operations and/or reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from mining bitcoins, damage our brand and reputation, divert our employees’ attention, subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entity” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, is finally issued and became effective on January 1, 2020. See “Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law”.

Although variable interest entity structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from offerings in the U.S. to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.

We relied on contractual arrangements with Shanghai Dianniu Internet Finance Information Service Co. Ltd. (“Dianniu”) and Dianniu Participating shareholders to operate our platform. We have similar contractual arrangements with our VIE, Shanghai Baoxun Advertisement Design Co., Ltd. (“Baoxun”) which did not have any meaningful operations in 2019. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, our consolidated VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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

The equity interests of Dianniu are held by Erxin Zeng, Xiaohui Liu and Qian Lai Qian Wang (Shanghai) Equity Investment Fund Management Co., Ltd. and the equity interests of Baoxun are held by Erxin Zeng and Xiaohui Liu. Certain or all of these persons were the subject of criminal enforcement measures by the Shanghai Publioce Security Bureau. Their interests in Dianniu and Baoxun may be the subject of criminal enforcement action which may adversely impact upon our Company as a whole. These shareholders may have caused our consolidated VIEs to breach the existing contractual arrangements we have with them and our consolidated VIEs, which would have a material adverse effect on our ability to effectively control our consolidated VIEs. We cannot assure you that these shareholders have acted in the best interests of our Company. In such event, we can exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in Dianniu and/or Baoxun to a PRC entity or individual designated by us, to the extent permitted by PRC laws.

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

We may lose the ability to use and enjoy assets held by our consolidated VIEs that were material to the operation of our business if the entities go bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIEs holds certain assets that were material to the operation of our former online lending business, including domain names and equipment. Under the contractual arrangements, our consolidated VIEs may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our consolidated VIEs’ shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated VIEs or our consolidated VIEs declare bankruptcy, all or part of their assets become subject to liens or rights of third-party creditors. If our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our current operations are located in China although we are attempting to enter the car rental business in the United States and our bitcoin mining business is worldwide. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, and in particular in 2020 as a result of COVID-19,China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. This is what, in effect, occurred with regard to our peer to peer lending business. From 2015 to 2019, the guidance for this business from the Chinese government changed from supporting it, to limiting it, to finally shutting it down. As a result, we may not be aware of our violating these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entity” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, is finally issued and became effective on January 1, 2020. See “Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law”. Since the PRC Foreign Investment Law is newly published, there is still uncertainties in relation to its interpretation and implementation and it is still possibility that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “— Risks Related to Our Corporate Structure — Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

To date, substantially all of our revenues and expenditures have been denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We have received substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Mr. Erxin Zeng and Mr. Xiaohui Liu, who directly or indirectly hold shares in our company and who were known to us as being PRC residents, have completed the foreign exchange registrations required in connection with our recent corporate restructuring. The remaining shareholders who directly or indirectly hold shares in our Company and who are known to us as being PRC residents are currently processing such registrations.

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

Risks Related to Our Ordinary Shares

The trading price of our common stock is subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-bitcoin assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or blockchains generally, factors over which we have little or no influence or control.

Other factors which could cause volatility in the market price of our common stock include, but are not limited to:

●	actual or anticipated fluctuations in our financial condition and operating results or those of companies perceived to be similar to us;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	commercial success and market acceptance of blockchain and bitcoin and other cryptocurrencies;

●	actions by our competitors, such as new business initiatives, acquisitions and divestitures;

●	strategic transactions undertaken by us;

●	additions or departures of key personnel;

●	prevailing economic conditions;

●	disputes concerning our intellectual property or other proprietary rights;

●	sales of our common stock by our officers, directors or significant stockholders;

●	other actions taken by our stockholders;

●	future sales or issuances of equity or debt securities by us;

●	business disruptions caused by earthquakes, tornadoes or other natural disasters;

●	issuance of new or changed securities analysts’ reports or recommendations regarding us;

●	legal proceedings involving our company, our industry or both;

●	changes in market valuations of companies similar to ours;

●	the prospects of the industry in which we operate;

●	speculation or reports by the press or investment community with respect to us or our industry in general;

●	the level of short interest in our stock; and

●	other risks, uncertainties and factors described in this annual report.

In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of the issuer. These broad market fluctuations may negatively impact the price or liquidity of our common stock. When the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer, and we have been impacted in that way. See Item 3 – Legal Proceedings, “We, and some of our current and former officers and directors, have been named as parties to various lawsuits arising out of, or related to, allegedly false and misleading statements made in prior securities filings, and those lawsuits could adversely affect us, require significant management time and attention, result in significant legal expenses or damages, and cause our business, financial condition, results of operations and cash flows to suffer.”

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements.

Our common stock is currently traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per share of our common stock. The closing bid price of our common stock fell below $1.00 per share for 30 consecutive trading days, so we were not in compliance with Nasdaq’s rules for listing standards. Although we regained compliance, there can be no assurance we will continue to meet the minimum bid price requirements or any other requirements in the future, in which case our common stock could be delisted.

In the event that our common stock is delisted from Nasdaq and is not eligible for quotation or listing on another market or exchange, trading of our common stock could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTC. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our common stock and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common stock to decline further. In addition, our ability to raise additional capital may be severely impacted, which may negatively affect our plans and the results of our operations.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain or maintain analyst coverage in the future. Any analysts that do cover us may make adverse recommendations regarding our stock, adversely change their recommendations from time to time and/or provide more favorable relative recommendations about our competitors. If analysts who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose (or never gain) visibility in the financial markets, which in turn could cause the stock price of our common stock or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company and our stock price could decline.

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

As of December 31, 2019, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Two former members of our management team have substantial shareholdings in our Company and their interests may not be aligned with the interests of our other shareholders

Mr. Zeng, our former chief executive officer and chairman and Mr. Liu, a former member of our Board of Directors, own approximately 11.35% and 28.66%, respectively, of our ordinary shares. As a result of their significant shareholdings, Mr. Zeng and Mr. Liu have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. They may take action that is not in the best interests of us or our other shareholders This concentration of ownership may discourage, delay or prevent a change of control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of the sale of our Company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities see “6E. Share Ownership.”

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

On June 3, 2019, Golden Bull USA, Inc. (“Golden Bull USA”) was incorporated in the State of New York, which is a wholly owned subsidiary of Golden Bull Limited .Golden Bull USA is our principal office and we plan to develop car rental business through Golden Bull USA. We’ve been actively seeking car rental business opportunities in both the State of New York as well as the State of Florida.

In April 2020, we acquired another entity XMAX Chain Limited in Hong Kong as wholly owned subsidiary, operating the bitcoin mining business and we expect a significant amount of business will be executed under this wholly-owned subsidiary in the future.

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

Capital Expenditures

For the years ended December 31, 2019, 2018 and 2017, we incurred capital expenditures of approximately $0.87 million, $3.33 million and $0.05 million, respectively, among which we incurred $nil, $0.75 million and $0.05 million for purchases of property and equipment for our daily use, $0.76 million, $2.58 million and $nil for the car rental business, and $0.11 million, $nil and $nil for purchases of computers for our bitcoin mining business. These capital expenditures were financed by cash provided by operating and financing activities.

We expect that our capital expenditures in fiscal year 2020 will be incurred primarily in connection with the purchase of bitcoin mining machines, additional computer equipment and IT server to support our services.

Business Overview

We were primarily an online finance marketplace, or “peer-to-peer” lending company, in China that provided borrowers access to loans. But on October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau announced on its website that it has completed its investigations against Shanghai Dianniu Internet Finance Information Service Co., Ltd., which is a variable interest entity of Golden Bull Limited’s, for suspected illegal collection of public deposits. As of the report filing date, the final outcome of investigation was still not published and the impact could not be estimated. Hence, the Company’s management decided to temporarily suspend the “peer-to-peer” lending business in the fourth quarter of 2019. The board and management is still in consideration of running related financial businesses in different manners consistent with PRC regulation and began to implement operations in the bitcoin mining business and car rental business in 2020.

Bitcoin Mining

Operations of bitcoin mining

In view of the widespread adoption of blockchain technology and bitcoin worldwide the Company determined to enter the bitcoin mining industry, which is the production of bitcoin. We investigated the business since August 2019 and Management believes that bitcoin mining is profitable and its business plan is viable. In October 2019 the Company decided to implement its business strategy with the temporary suspension of its existing P2P lending business. Mr. Erke Huang then joined the Company as CFO and a director. Prior to joining the Company he served as investment director in a venture capital fund in Shenzhen, China and invested in well-known blockchain technology projects. Mr. Huang brings the resources from miner supply to mining “farm” hosting to execute the Company’s bitcoin mining business plan. We believe the Company has a discount which can be achieved by bulk purchase and the Company has also sourced a stable and cheap electricity supply. We have also assembled an experienced operations team to manage and maintain the daily operations of miners for stable and predictable bitcoin production.

The Company operates a recently updated bitcoin mining facility for the sole purpose of mining bitcoin. Our facility and mining platform are operating with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Our mining operations are in Wuhai, Zhundong, Xinlinhot and Sichuan China hosting about 21,800 Application Specific Integrated Circuits (”ASIC”) miners since May 2020 which have access to approximately 74.5 megawatts of power supplied to our leased facilities. During the second quarter of 2020, the Company purchased 16,817 units next generation MicroBT M21S miner, 2,696 units MicroBT M20S miner, 2,000 units MicroBT M10 Miner, 800 units Innosilicon T3 miner and 256 unites Bitmain T17+ miner, Most of them have now been installed and are currently operating at Wuhai site, Zhundong site, Xilinhot site and Sichuan Site while some are still in transit. The Company is currently evaluating plans to make more purchases to increase the total mining hash, conditioned upon our raising required funds.

Performance Metrics of bitcoin mining

The Company operates mining hardware which performs computational operations in support of the blockchain measured in “hash rate” or “hashes per second.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (CPU) of a computer to mine various forms of bitcoin. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (GPU), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by Application Specific Integrated Circuits (ASIC) chips like those found in the MicroBT M21S miner currently utilized by the Company at its mining facility. These ASIC chips are designed specifically to maximize the rate of hashing operations.

The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest equipment the MicroBT M21S miner, performs in the range of approximately 50 - 58 terahash per second (TH/s) per unit, M20S performs in the range of 64 - 68 TH/s per unit, M10 performs in the range of 31 – 35 TH/s per unit; Bitmain T17+ performs with a maximum hashrate of 64 TH/s per unit; Innosilicon T3 performs in the range of 41 – 45 TH/s per unit. These mining hardware are on the cutting edge of available mining equipment, however, advances and improvements to the technology are ongoing and may be available in quantities to the market in the near future which may affect our perceived position.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The next halving for bitcoin is expected in May 2020 at block 630,000 when the reward will reduce to 6.25. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected to occur around 2140.

Network Hash Rate and Difficulty

In cryptocurrency mining, “hash rate” is a measure of the processing speed by a mining computer for a specific coin. An individual miner, such as Riot has a hash rate total of its miners seeking to mine a specific coin, and system wide there is a total has rate of all miners seeking to mine each specific type of coin. The higher total hash rate of a specific miner, as a percentage of the system wide total hash rate, generally results over time in a corresponding higher success rate in coin rewards as compared to miners with lower hash rates.

Mining Pools

A “mining pool” is the pooling of resources by miners, who share their processing power over a network and split rewards according to the amount of work they contributed to the probability of placing a block on the blockchain. Mining pools emerged in response to the growing difficulty and available hashing power that competes to place a block on the bitcoin blockchain.

The Company participates in mining pools wherein groups of miners associate to pool resources and earn cryptocurrency together allocated to each miner according to the “hashing” capacity they contribute to the pool. As additional miners competed for the limited supply of blocks, individuals found that they were working for months without finding a block and receiving any reward for their mining efforts. To address this variance, miners started organizing into pools to share mining rewards more evenly on a pro rata basis based on total hashing capacity contributed to the mining pool.

The mining pool operator provides a service that coordinates the computing power of the independent mining enterprise. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards for successful algorithm solutions in-proportion to the individual hash rate that each participant contributed to a given successful mining transaction. While we do not pay pool fees directly, pool fees are deducted from amounts we may otherwise earn. Fees (and payouts) fluctuate and historically have been approximately 2% on average.

Mining pools are subject to various risks such as disruption and down time. Riot has internally created software that monitors its hashing performance and reward rates to monitor credits for our contributed hashing power. In the event that a pool experiences down time or not yielding returns, our results may be impacted.

Competition

In bitcoin mining, companies, individuals and groups generate units of bitcoin through mining. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers. Miners may organize themselves in mining pools. The Company competes or may in the future compete with other companies that focus all or a portion of their activities on owning or operating bitcoin exchanges, developing programming for the blockchain, and mining activities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.

Several public companies (traded in the U.S. and Internationally), such as the following, may be considered to compete with us, although we believe there is no company, including the following, which engages in the same scope of activities as we do or intend to do:

The competitors we have are Overstock.com Inc; Bitcoin Investment Trust; Blockchain Industries, Inc; (formerly Omni Global Technologies, Inc.); Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd); DMG Blockchain Solutions Inc; Digihost International, Inc; Hive Blockchain Technologies Inc; Hut 8 Mining Corp; HashChain Technology, Inc; MGT Capital Investments, Inc; DPW Holdings, Inc; Layer1 Technologies, LLC; Northern Data AG; Riot Blockchain, Inc. The bitcoin industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future. For more information regarding those risk factors known to us, see the section entitled “Risk Factors” herein.

Car Rental Business

Direct Rental

We plan to rent our cars to both individual and corporate customers initially from our stores in Shanghai and Zhejiang. The rental price varies based on the rental term which ranges from one day to one month; the longer the rental term, the lower the price. The daily rental price is the highest, while the average weekly rental prices and average monthly rental prices are 10% to 20% and 20% to 30% cheaper, respectively, than that of the daily rental price.

Customers can confirm the time and place for vehicle delivery and rental term via SMS messages, phone calls or face-to-face communication with our sales personnel. Our sales personnel will then deliver the vehicle to the customers as designated. The customer, before signing the car rental agreement, will inspect the vehicle in person and pay the rental fee along with the deposit with their credit card, WeChat Pay or AliPay. The customer is responsible for the gas, tolls, and any other expenses related to the use of the vehicle during the rental term.

Our operations for our Car Rental business consists of the following steps:

1)	Pre- Rental Preparation: Our asset management personnel are regularly scheduled to conduct comprehensive inspections, repairs, maintenance, and cleaning of the vehicles.

2)	Rental Preparation: Our sales personnel will introduce to the customer in detail information regarding our car rental conditions, price, distance and time limit, required procedures, the main contents of the rental contract terms, other rental instructions, and related services.

3)	Paperwork Preparation: Individual customers are required to provide their original identification card, driver’s license, and house or land ownership certificate. Corporate customers are required to provide their company’s business license, enterprise organization code certificate, and the legal person’s power of attorney and driver’s license.

4)	Signing the Contract: Before signing the contract, our personnel will repeat to the customer material terms of the rental contract. After filling in the vehicle’s information and other rental terms, the customer will be required to enter their personal information and sign the contract.

5)	Rent and Deposit Prepayment: The prepayment of rental fees and the deposit must be paid by the customer prior to renting the vehicle. The amount of the prepayment is determined by the rental duration and price of the vehicle.

6)	Delivery Inspection: When the vehicle is delivered to the customer, the sales personnel will hand over the vehicle key, instructions, and other accessories such as data cables and mobile phone holders. The sales personnel will then guide the customer through a thorough vehicle inspection including the exterior, steering system, braking system, lubrication system, coolant, tires, and lights. After the vehicle inspection is completed, the customer will be asked to fill in an inspection form, of which both the customer and the sales department will retain a copy.

Rental Service with Cooperative Sites

In addition to directly renting to customers, we also rent to other auto rental companies in a similar fashion but at a discounted rate. We and our peer companies have formed a vehicle pool consisting of all available pre-owned vehicles. In the scenario where a customer places a rental order with a company which does not currently have the requested vehicle in stock, another company in the vehicle pool possessing the requested vehicle will rent it to the Company at a discounted price upon its request.

The Company has reached agreements with several franchisees for cooperative rental sites in China. The franchise joined our Car Rental business to introduce rental customers. These franchisees were all in the automobile business including Car Rental, Car Repair and Car Sales. They introduced our Car Rental products, prices and procedures to the customers on site. Since January 2020, due to the COVID-19 breakout in mainland China, most of the potential customers stayed home which put a great negative impact on the development of the business. Currently, the situation is still uncertain and it might last longer than we expected.

Starting in the second quarter of 2020, the Golden Bull USA office has established some leads towards Car Rental Business possibly in the State of Florida, United States. Although it is still in the investigation and due diligence process, we may be able to commence Car Rental Operations in the United States in the third quarter of 2020.

Peer to peer lending business

We provided loan facilitation services on our lending marketplace before October 2019 when the Pudong Branch of the Shanghai Public Security Bureau announced that it has completed its investigations against Shanghai Dianniu Internet Finance Information Service Co., Ltd., for suspected illegal collection of public deposits. As a result, our management determined to temporarily suspend the “peer-to-peer” lending business from the last quarter of 2019. As of the date of this report, the final outcome of investigation was still not published and the impact on our financial statements could not be estimated. Management and board of directors is still in consideration of continuing operation utilizing the existing platform and technology in a different manner consistent with PRC regulation.

We generated revenues primarily from transaction fees and management fees, both of which were charged to borrowers for our services. Our revenues totaled approximately $4.6 million, $7.9 million and $7.0 million for the years ended December 31, 2019, 2018 and 2017.

Employees

For the year ended December 31, 2019, we decreased our headcount by 28 persons from 91 to 63 headcounts, mostly in our risk management and sales department resulting from temporary suspension of our peer-to-peer lending business.

As of December 31, 2019, we had a total of 63 employees, all of which employees were either based in Shanghai, or located in garages outside of Shanghai for the purpose of administering the automobiles used as collateral for the loans we facilitate. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

	Number of Employees	% of Total
Function
Technology and Development	3	4.76%
Risk Management	4	6.35%
Operations, Sales and Marketing	47	74.60%
General and Administrative	9	14.29%

Total	63	100%

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

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and temporarily suspend its websites.

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

Regulations on Regulations on car rental under PRC Laws

Regulations applicable to all automotive vehicles generally apply to rental vehicles. According to the Road Traffic Safety Law promulgated by the NPC Standing Committee in October 2003, which was amended in December 2007 and April 2011, respectively, all automotive vehicles are required to be registered with relevant local administration authorities. Vehicle registration certificates, vehicle plates and vehicle licenses shall be obtained from the same authorities, and the compulsory traffic accident insurance shall be purchased for each vehicle.

There are additional requirements for rental vehicles. In most cities, the usage stated in the vehicle licenses of such vehicles shall be registered as rental or operational. Some cities require additional licenses or vehicle plates for such vehicles. For instance, in Shanghai, Nanchang, Suzhou, Wuxi, Shenyang, Dalian, Wuhan and Kunming, a special transport license or passenger rental vehicle license is required for each rental vehicle. In Shanghai, special vehicle plates shall be obtained for rental vehicles. In Beijing, Guangzhou, Hangzhou and Chongqing, filing with relevant local authority is required for rental vehicles. However, local practices differ and some of these requirements are not strictly implemented or may be modified or suspended by the local administration authorities in practice. If we fail to maintain such licenses needed for operation, our business may be adversely affected.

As the car rental industry is at an early stage of development in China, the legislation of the car rental industry continues to evolve. The MOT and the NPC, the predecessor of NDRC, promulgated the Interim Rules on Administration of Car Rental Industry in 1998, which was abolished in 2007. Since then, there have been no national laws and regulations in place to specifically regulate the car rental industry in China except the Notice on Promoting the Healthy Development of Car Rental Industry, or the 2011 MOT Notice, promulgated in April 2011 by MOT. The 2011 MOT Notice sets forth general guidelines for the car rental industry in China and requires local government authorities to (i) establish and improve local rules and regulations on car rental business, (ii) promptly formulate local development plans for the car rental industry, (iii) encourage large and well-managed car rental companies of good reputation to set up branches and establish national or regional networks without any restrictions due to local protectionism, (iv) enhance the administration of the car rental business, including requirements to obtain and carry a valid permit or license for each rental car, and prohibitions of car rental companies from engaging in road transportation businesses without appropriate approval, (v) encourage car rental companies to innovate and develop new types of car rental services, (vi) create a favorable environment for the development of the car rental industry, and (vii) enhance the administration and supervision of the car rental industry.

The Road Transportation Regulation promulgated by the State Council in 2004, and amended in 2012 and 2016, regulates road transportation businesses (including road passenger transportation business and road freight transportation business) and other business operations related to road transportation (including operations of transportation terminals (sites), vehicle maintenance and repair businesses and training of drivers). However, the Road Transport Regulation does not include any provisions relating to car rental businesses.

The Administrative Rules on Urban Taxis promulgated by the Ministry of Construction and the MPS, which became effective in 1998, regulates the planning, operations, administration and services related to urban taxis, which was abolished in March 2016. MOT promulgated the Parade Taxi Management Service Regulations in August 2016, which was implemented on November 1, 2016. According to such regulations, “Taxi” is an integral part of the city’s comprehensive transportation system and supplement of urban public transportation and providing personalized transportation services to the public”. “Taxi provider” should choose a reasonable route according to the destination specified by the passenger and use metering equipment as required to protect passenger’s rights.

The regulatory distinctions between car rental businesses and road transportation businesses or taxi businesses are not clear. As a result, local government authorities in China have imposed different requirements on the operating entities and/or vehicles that are involved in car rental businesses in the respective province or city.

Regulations on limitation of use and purchase of motor vehicles

Certain cities in China have issued local regulations or rules to control the number of motor vehicles. For example, Beijing imposes an annual quota on the issuance of new vehicle license plates. Potential motor vehicle purchasers need to meet specific criteria and enter into a monthly draw. Only candidates who have been allocated a plate in the draw can apply to have their motor vehicles registered with the local vehicle administration. Shanghai is implemented an auction system for the issuance of new vehicle license plates. Under this system, each applicant is required to submit a “blind” bid for a vehicle license plate. Only successful bidders can apply to have their motor vehicles registered with the local vehicle administration. There are similar policies that restrict the issuance of new vehicle license plates in Guangzhou, Tianjin, Hangzhou and Guiyang.

In addition, some cities in China such as Beijing, Shanghai, Shijiazhuang, Nanjing, Wuhan, Harbin, Jinan, Nanchang, Chengdu, Guiyang, Hangzhou, Changchun, Lanzhou, Guangzhou, Tianjin, Linfen, Langfang, Baoding and Dalian also have promulgated regulations or rules to prohibit vehicles with certain license plate from driving on road. For instance, in Beijing vehicles with restricted tail number of license plates are not allowed to drive within five rings road (excluding the fifth ring road) during 7:00 am to 20:00 pm each workday, and the vehicles with non-Beijing license plates shall also be subject to such restrictions. In Shanghai vehicles bearing non-Shanghai license plates are not allowed on certain roads during specified rush hours on workdays.

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

On June 3, 2019, Golden Bull USA Inc. was incorporated in the State of New York, which is a wholly- owned subsidiary of Golden Bull Limited. Golden Bull USA is our principal office and we plan to develop our car rental business through Golden Bull USA Inc..

On April 8, 2020, Golden Bull Limited entered into an Instrument of Transfer with Mr. Ching Yeh to acquire his 100% of the ownership interest (10,000 shares) in XMAX Chain Limited (“XMAX”) for HKD 10,000 (HKD 1.00 per one share). After the acquisition, XMAX became a wholly owned subsidiary of Golden Bull Limited. XMAX is a Hong Kong company, engaging bitcoin mining business and was incorporated on March 21, 2018.

Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this report:

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law. The provision of internet financing services providing value-add telecommunications business, which we previously conducted through our VIE, is within the category under the Catalog in which foreign investment is currently restricted, which makes a VIE structure necessary. In addition, we intend to centralize our management and operation in the PRC without being restricted to conduct certain business activities which are important for our current or future business but are restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and Dianniu are essential for our business operation. These contractual arrangements with Dianniu and its shareholders enable us to exercise effective control over Dianniu and hence consolidate its financial results as our VIE.

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

Property, Plant and Equipment

The principal executive office is located on leased premise in Flushing, New York, United States. The lease for our principal executive office is effective until June 30, 2020. The Company has ceased the leasing of Shanghai Office in August 2019 and got a total refund of $106,090 (RMB 733,317) including the deposit of $60,623 (RMB 419,039) and one and a half month rent of $45,467 (RMB 314,278). The Company is considering opening an office in Hong Kong before the end of 2020 depending on the COVID-19 situation status. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

We believe that our current property rights are sufficient for our current operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

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

Overview

We had a limited operating history as an online finance marketplace, or “peer-to-peer” lending company, in China that provides borrowers access to short-term loans. The loans generally ranged from approximately 30 days to 540 days and were secured by borrowers’ automobiles. Through our online marketplace, we connected individual lenders with individual and small business borrowers.

We facilitated loans exclusively to borrowers that provide an automobile as security to lenders, and in many instances third-party institutions provided a guarantee to lenders as additional security. The automobiles that were secured must be owned by the borrower and the lien imposed by our lenders must be a first lien. We required that the size of each loan be no more than 70% of the value of the collateral of such loan. However, since none of the loans facilitated through our platform defaulted to date, neither our collateralization standards nor our collection efforts have been tested in practice.

On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau announced on its website that it has completed its investigations against Shanghai Dianniu Internet Finance Information Service Co., Ltd., the variable interest entity of Golden Bull Limited’s, for suspected illegal collection of public deposits. As of the date of this report, the final outcome of investigation was still not published and the impact on our financial statements could not be estimated. The management determined to temporarily suspend the “peer-to-peer” lending business from October 2019, and seek opportunities in car rental business and bitcoin mining business. The Financials is subject to the outcome of temporary suspension of the “peer-to-peer” lending business. In February 2020, we commenced our operations in bitcoin mining.

We generated revenues primarily from transaction fees and management fees, both of which were charged to borrowers for our services. Our revenues totaled approximately $4.6 million, $7.9 million and $7.0 million for the years ended December 31, 2019, 2018 and 2017.

On March 22, 2018, the Company completed the closing of its initial public offering of 1,550,000 ordinary shares at a public offering price of $4.00 per ordinary share, for total gross proceeds of approximately $6.2 million before underwriting discounts and commissions and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 232,500 ordinary shares at the public offering price of $4.00 per share. On March 28, 2018, the underwriter exercised the full over-allotment option to purchase an additional 232,500 ordinary shares at the IPO prices of $4.00 per share. The total net proceeds from the over-allotment were approximately $930,000 less underwriting discount and commissions.

The Company also granted the underwriters warrants to purchase up to an additional 178,250 ordinary shares at an exercise price equal to 125% of the public offering price. These warrants were non-exercisable and non-transferable for 180 days following March 19, 2018, the effective date of IPO registration statement. Such warrants provide for cashless exercise in certain circumstances and shall terminate three years and six months after March 19, 2018. On October 23, 2018, those warrants were exercised based on the Volume Weighted Average Price (“VWAP”) in September and in a cashless exercise. A total of 63,645 ordinary shares were issued.

On December 17, 2018, the Company issued 53,040 shares of restricted shares on the grant date with a fair value of $238,680 to two individuals pursuant to two consulting agreements. The scope of services primarily includes providing advice on business development, strategic planning and compliance during the two-year service period from November 1, 2018 to October 31, 2020.

Recent Developments

On April 8, 2020, Golden Bull Limited entered into an Instrument of Transfer with Mr. Ching Yeh to acquire his 100% of the ownership interest (10,000 shares) in XMAX Chain Limited (“XMAX”) for HKD 10,000 (HKD 1.00 per one share). After the acquisition, XMAX became a wholly owned subsidiary of Golden Bull Limited. XMAX is a Hong Kong company, engaging bitcoin mining business and was incorporated on March 21, 2018.

The Company operates a recently updated bitcoin mining facility for the sole purpose of mining bitcoin. Our facility and mining platform are operating with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Our mining operations are in Wuhai, Zhundong, Xinlinhot and Sichuan China hosting about 21,800 Application Specific Integrated Circuits (”ASIC”) miners since May 2020 which have access to approximately 74.5 megawatts of power supplied to our facilities. During the second quarter of 2020, the Company purchased 16,817 units next generation MicroBT M21S miner, 2,696 units MicroBT M20S miner, 2,000 units MicroBT M10 Miner, 800 units Innosilicon T3 miner and 256 unites Bitmain T17+ miner, Most of them have now been installed and are currently operating in our Wuhai site, Zhundong site and Xilinhot site while some are still in transit. The Company is currently evaluating plans to make more purchases to increase the total mining hash, conditioned upon our raising required funds.

The Company operates mining hardware which performs computational operations in support of the blockchain measured in “hash rate” or “hashes per second.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (CPU) of a computer to mine various forms of bitcoin. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (GPU), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by Application Specific Integrated Circuits (ASIC) chips like those found in the MicroBT M21S miner currently utilized by the Company at its mining facility. These ASIC chips are designed specifically to maximize the rate of hashing operations.

The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest equipment the MicroBT M21S miner, performs in the range of approximately 50 - 58 terahash per second (TH/s) per unit. This mining hardware is on the cutting edge of available mining equipment, however, advances and improvements to the technology are ongoing and may be available in quantities to the market in the near future which may affect our perceived position.

Competition

In bitcoin mining, companies, individuals and groups generate units of bitcoin through mining. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers. Miners may organize themselves in mining pools. The Company competes or may in the future compete with other companies that focus all or a portion of their activities on owning or operating bitcoin exchanges, developing programming for the blockchain, and mining activities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.

Several public companies (traded in the U.S. and Internationally), such as the following, may be considered to compete with us, although we believe there is no company, including the following, which engages in the same scope of activities as we do or intend to do:

The competitors we have are Overstock.com Inc; Bitcoin Investment Trust; Blockchain Industries, Inc; (formerly Omni Global Technologies, Inc.); Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd); DMG Blockchain Solutions Inc; Digihost International, Inc; Hive Blockchain Technologies Inc; Hut 8 Mining Corp; HashChain Technology, Inc; MGT Capital Investments, Inc; DPW Holdings, Inc; Layer1 Technologies, LLC; Riot Blockchain, Inc. The bitcoin industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future. For more information regarding those risk factors known to us, see the section entitled “Risk Factors” herein.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the years ended December 31,
	2019	2018	2017

Total operating revenues, net	$4,572,153	$7,889,201	$6,953,757

Operating expenses
Selling	(8,196,151)	(4,940,784)	(3,910,646)
General and administrative	(5,788,918)	(6,685,377)	(3,916,736)
Research and development	(137,423)	(447,884)	(485,852)
Total operating expenses	(14,122,492)	(12,074,045)	(8,313,234)

Other income, net	680,951	186,548	91,111

Loss before income taxes	(8,869,388)	(3,998,297)	(1,268,366)

Income tax (expenses) benefits	(806,803)	461,171	271,541

Net loss	(9,676,191)	(3,537,126)	(996,825)

Less: Net loss attributable to non-controlling interest	(205,941)	(111,145)	(54,457)

Net loss attributable to Golden Bull Limited	$(9,470,250)	$(3,425,981)	$(942,368)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

For the years ended December 31, 2019 and 2018, we generated transaction fees and management fees from borrowers for loan facilitation services on our lending marketplace. The breakdown of our revenues consisted of the following:

	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating revenues:
Transaction Fees	$2,197,598	$3,994,195
Management Fees	2,390,440	4,399,578
Sales taxes	(15,885)	(504,572)
Total operating revenues, net	$4,572,153	$7,889,201

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

Transaction Fees

	For the Year ended December 31, 2019	For the Year ended December 31, 2018

Transaction Fees	$2,197,598	$3,994,195
Loan volume facilitated	64,686,006	122,602,499
Average Transaction fee in % (as a percentage of loan principal)	3.40%	3.26%

Transaction fees decreased by $1,796,597, or 45% from $3,994,195 for the year ended December 31, 2018 to $2,197,598 for the year ended December 31, 2019. In 2019, the average transaction fee as a percentage of the initial principal was 3.40% and the loans facilitated through our platform was approximately $64.69 million. In 2018, the average transaction fee as a percentage of the initial principal was 3.26% and the loans facilitated through our platform was approximately $122.6 million. The Company increased its transaction fee rate for the year ended December 31, 2019 as compared to the same period in 2018 to cover the lender acquisition costs.

Management Fees

	For the Year ended December 31, 2019	For the Year ended December 31, 2018

Management fees	$2,390,440	$4,399,578
Loan volume facilitated	64,686,006	122,602,499
Average Management fee in % (as a percentage of loan principal)	3.70%	3.59%

Management fees decreased by $2,009,138, or 46% from $4,399,578 for the year ended December 31, 2018 to $2,390,440 for the year ended December 31, 2019. In 2019, the average transaction fee as a percentage of the initial principal was 3.70%, as compared with 3.59% in 2018. The Company increased its management fee rate for the year ended December 31, 2019 as compared to the same period in 2018 to cover the acquisition costs.

Operating Expenses

Our operating expenses consist of selling, research and development and general and administrative expenses.

	For the Year ended December 31, 2019	For the Year ended December 31, 2018	Change	Change (%)

Selling	$8,196,151	$4,940,784	$3,255,367	65.9%
General and administrative	5,788,918	6,685,377	(896,459)	(13.4)%
Research and development	137,423	447,884	(310,461)	(69.3)%
Total operating expenses	$14,122,492	$12,074,045	$2,048,447	17.0%

Selling Expenses

Selling expenses consist primarily of various marketing expenses, including those related to lender acquisition and retention, general brand and awareness building and salaries and benefits expense related to our sales and marketing team.

Our major selling expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2019	For the Year ended December 31, 2018	Change in $	Change (%)

Brand promotion	$5,073,107	$1,663,114	$3,409,993	205.0%
Salary	$214,402	$250,842	$(36,440)	(14.5)%
Incentive	$1,119,943	$2,191,498	$(1,071,555)	(48.9)%
Servicing expenses	$187,972	$134,374	$53,598	39.9%

Our total selling expenses were $8,196,151 and $4,940,784 for the years ended December 31, 2019 and 2018, respectively, representing an increase of $3,255,367, or 65.9%. The increase was primarily due to an increase of approximately $3,409,993 in brand promotion expenses in connection with implementation of our marketing strategy aiming at promoting brand recognition and attracting more lenders, netting off against a decrease of $1,071,555 in promotional incentives which were offered to our lenders for investment on our marketplace.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits expenses for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

Our major general and administrative expenses comprised of the following items during the respective periods as follows:

	For the Year ended December 31, 2019	For the Year ended December 31, 2018	Change	Change (%)

Office space rental	$252,337	$428,346	$(176,009)	(41.1)%
Salary	$357,196	$528,090	$(170,894)	(32.4)%
Business consulting	$3,029,823	$3,763,123	$(733,300)	(19.5)%
Professional services	$107,267	$319,067	$(211,800)	(66.4)%

Our general and administrative expenses were $5,788,918 and $6,685,377 for the years ended December 31, 2019 and 2018, respectively, representing a decrease of $1,129,542 or 16.9%. The decrease was primarily due to a decrease of $733,300 and $211,800 in business consulting and professional services, and a decrease of $170,894 in salary expenses, which were caused by our temporary suspension of P2P lending business in the fourth quarter in 2019.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses were $137,423 and $447,884 for the year ended December 31, 2019 and 2018, respectively, representing a decrease of $310,461 or 69.3%. The decrease was primarily driven by the decrease of $310,461 of deposit function fee for switching the custodian to Bank of Shangrao.

Income tax (expenses) benefits

For the year ended December 31, 2019, we incurred income tax expenses of $806,803, representing a change of $1,267,974 from tax benefits of $461,171 for the year ended December 31, 2018.

According to Chinese tax regulations, companies within China should adjust their net operating losses according to the law of enterprise income tax, which can be carried forward to offset operating loss for five years. Adjusted net operating losses of VIEs according to the law of enterprise income tax for the years ended December 31, 2019 and 2018, the Company incurred tax operating losses of $3,298,122 and $2,182,290, respectively, and recorded deferred tax assets of $824,531and $810,863 at December 31, 2019 and 2018, respectively and recognized deferred tax provision of $806,803 and a deferred tax benefit of $545,572 from the net operating losses for the years ended December 31,2019 and 2018 respectively. Due to the temporary suspension of peer to peer lending business in the last quarter 2019, the management believes that it appears more likely than not that the Company will not realize these tax benefits. Accordingly, the Company has provided a 100% valuation allowance on deferred tax asset benefits related to net operating losses carry forward to reduce the assets to zero.

Net Loss

As a result of the foregoing, we had a net loss of $9,676,191 for the year ended December 31, 2019, as compared to a net loss of $3,537,126 for the year ended December 31, 2018.

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

Our research and development expenses were $447,884 and $485,852 for the year ended December 31, 2018 and 2017, respectively, a decrease of $37,968 or 7.8%. The decrease was primarily driven by $74,000 of nonrecurring deposit function fee in 2017 for switching the custodian to Bank of Shanghai.

Income tax benefits

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

Net Loss

As a result of the foregoing, we had a net loss of $3,537,126 for the year ended December 31, 2018, as compared to a net loss of $996,825 for the year ended December 31, 2017.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and proceeds from private placements and our initial public offering.

We incurred a net loss of approximately $9.68 million, $3.54 million and $1.0 million for the years ended December 31, 2019, 2018 and 2017, respectively.

In assessing the Company’s liquidity, the Company monitors and analyses its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

As of December 31, 2019, the Company had approximately $0.63 million of cash, cash equivalents and restricted cash. The Company’s executive directors pledged to provide continuous financial support to the Company for at least next 12 months from the date of this filing. In October 2019, the Company entered into a private placement agreement with certain private investors to issue 6,500,000 shares of common stock at $0.40 per share, and in return, the Company received the subscription fees of $2,600,000 on May 8, 2020. Subsequently, in May 2020, the Company entered into certain private placement agreement with certain private investors to issue 21,500,000 shares of common stock at $0.80 per share. The Company closed a private offering of approximately $17.2 million on July 6, 2020. Going forward, the Company plans to fund its operations through revenue generated from its bitcoin mining business, funds from its private placements as well as financial support commitments from the Company’s executive directors.

The Company’s ability to support its operating and capital expenditure commitments will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. Recent COVID-19 outbreak and spread is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. Due to COVID-19 outbreak, the Company’s facilities remained closed or had limited business operations after the Chinese New Year holiday until early March 2020. In addition, COVID-19 has caused severe disruptions in transportation, limited access to the Company’s facilities and limited support from workforce employed in the Company’s operations, and as a result, the Company may experience the inability to lease its luxurious cars to customers or delay the delivery of the commodity products to customers. Although the Company has taken all possible measures to overcome the adverse impact derived from the COVID-19 outbreak and have resumed its normal business activities in early March 2020, it is expected that the Company will generate a lower amount of revenue and profit during the period from February to April 2020. The extent to which the coronavirus impacts the Company’s operation results for fiscal year 2020 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

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

Cash Flows

As of December 31, 2019, we had cash, cash equivalents and restricted cash of approximately $0.63 million as compared to $2.9 million as of December 31, 2018 and $5.5 million as of December 31, 2017. The table below sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2019	2018	2017
Net cash used in operating activities	$(1,347,482)	$(5,050,076)	$(1,908,739)
Net cash used in investing activities	$(916,167)	$(3,333,725)	$(31,214)
Net cash provided by (used in) financing activities	$-	$5,944,147	$(389,635)

Operating Activities

Net cash used in operating activities was approximately $1.3 million for the year ended December 31, 2019, which was attributable primarily to a net loss of approximately $9.7 million, an approximate $5.4 million paid for prepaid advertising cost, marketing promotions and professional services and an approximate $1.4 million of impairment loss.

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

Investing Activities

Net cash used in investing activities was approximately $0.9 million for year ended December 31, 2019, which was attributable primarily to an approximate $0.1 million paid for deposit for property and equipment. and an approximate $0.8 million paid for deposit for the rental vehicles.

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

Financing Activities

Net cash provided by financing activities was nil for the year ended December 31, 2019

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

Contractual Obligations

Our contractual obligations as of December 31, 2019 consisted of approximately $30,000 of lease commitments due within one years. We leased our office premise and apartment units under non-cancelable operating lease agreements with expiration dates through June 2020.

Twelve months ending December 31,	Minimum lease payment
2020	$30,000
2021	-
2022	-
Total	$30,000

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019, 2018 and 2017 are subject to examination by any applicable tax authorities.

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

Recently issued accounting pronouncements

Please see footnote Note 3 – Summary of significant accounting policies – recently issued accounting pronouncements to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Ping Liu	45	Chairwoman of the Board
Min Hu	43	Director and Chief Executive Officer
Erke Huang	31	Director and Chief Financial Officer
Yanjun Cui	37	Independent Director
Wei Liang	52	Independent Director
Yan Xiong	55	Independent Director
Erxin Zeng	43	Chief Executive Officer, Chairman of the Board (Removed on October 30, 2019)
Jing Leng	33	Chief Financial Officer (Removed on October 30,2019)
Xiaohui Liu	37	Director(Removed on October 30,2019)
Hui Shen	33	Independent Director (Resigned on October 18,2019)

Biographies

Ping Liu

Ms. Liu has served as Chairwoman of the Board since October 30, 2019. Ms. Liu had served as the Deputy General Manager of Shenzhen Qianhai Wanyin Investment Fund Management Co., Ltd. since 2013. From 2006 to 2012, Ms. Liu served as the General Investment Supervisor of First Line Capital. Ms. Liu served as the Deputy General Manager of Chongqing Yahu Information Development Co., Ltd. from 1999 to 2006. Ms. Liu received her bachelor’s degree in English from University of International Business and Economics.

Min Hu

Mr. Hu has served as Chief Executive Officer of the Company and a Director since October 30, 2019. Mr. Hu had served as the Business Manager of Weihua Liquor Company since 2011. From 2009 to 2011, Mr. Hu served as the General Manager of Xuejiawan Huafeng Wholesale Market Company. Mr. Hu served as a Manager of Eastern Hair Growth Center Company from 2002 to 2009. Mr. Hu received his bachelor’s degree in Law from Qingdao Qiushi College of Arts and Sciences in 2000.

Erke Huang

Mr. Huang has served as Chief Financial Officer of the Company since October 18, 2019 and as a Director since October 30, 2019. Mr. Huang has served as the Co-Founder and Advisor of Long Soar Technology Limited since August 2019 and as the Founder/CEO of Bitotem Investment Management Limited since May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil & Environmental Engineering from Carnegie Mellon University in 2012.

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

Yan Xiong

Mr. Yan Xiong has been serving as a director of the Company since April 19,2020. Mr. Xiong has worked as chairman of the board of directors at Guangzhou Kangsheng Pharmaceutical Technology Limited from 2014 to the present. From 2001 to October 2013, Mr. Xiong worked as chairman of the board of directors at Guangzhou Kangsheng Bio-tech Limited. From 1997 to December 2000, Mr. Xiong worked as the General Manager at Zhuhai Dajiaweikang Wujin Mineral Import and Outport Company. He holds a bachelor’s degree in Industrial Accounting from Hunan University Business School, China.

Erxin Zeng

Mr. Erxin Zeng founded our Company and served as our chairman and Chief Executive Officer from our inception until October 30, 2019. He has served as manager of Golden Bull U.S.A since April 2020. He has over 12 years of industry and managerial experience in Internet financing, risk management, assets management and lending platform development management. Prior to founding Dianniu in November 2015, Mr. Zeng served as Chief Executive Officer of Shanghai Shangyinledian Internet Financing Information Co. Ltd., an online wealth management company, from December 2013 to November 2015. In such capacity, he managed the company’s Internet lending platform maintenance and development, brand promotion and risk management system. Prior to that, Mr. Zeng served as Chief Executive Officer and Chairman of the Board at Shanghai Daxia Internet Financial Information Co. Ltd. from December 2010 to December 2013 where he managed the company’s daily operation. From December 2006 to December 2010, Mr. Zeng served as Chairman of Zhejiang Guantao Finance Management Co., Ltd where he managed the firm’s daily operations and established its risk management, internal control, assets safety and assets management systems. Mr. Zeng holds a bachelor’s degree in finance from Central University of Finance and Economics in Beijing, China.

Jing Leng

Ms. Jing Leng had been serving as our Chief Financial Officer since June 25, 2018 and was removed on October 18, 2019. Ms. Leng also serves as the financial manager of China Rapid Finance Limited (NYSE: XRF). Prior to joining XRF, Ms. Leng was the internal audit manager and financial statements manager of Yizhao Weide Fitness Management Co., Ltd. from October 2014 to December 2016. From August 2009 to September 2014, Ms. Leng served as a senior auditor in Ernst & Young Hua Ming LLP. Ms. Leng is a Certified Public Accountant in the PRC and has a bachelor’s degree in Accounting from Tongji University in China.

Xiaohui Liu

Mr. Xiaohui Liu had been serving as a director of the Company since our inception and was removed on October 18, 2019. He joined Dianniu in November 2015 and has been serving as Supervisor of Dianniu since then. Prior to joining Dianniu, Mr. Liu served as Assistant to Chairman of the Board at Gaotong Shengrong Asset Investment Group Co., Ltd. from February 2014 to August 2015 where he managed coordination of human resources and operations among various entities within the group. Mr. Liu served as human resources manager of Shanghai Oujiang Group Co., Ltd. from March 2012 to December 2013 and human resources manager of a branch of China Postal Logistics Co., Ltd. from August 2008 to January 2012. Mr. Liu holds a bachelor’s degree in management science from Wuhan Science and Technology University in Hubei, China.

Hui Shen

Ms. Hui Shen had been serving as a director of the Company since our inception and resigned on October 18, 2019. She has extensive experience in finance, accounting and risk management. Since March 2017, Ms. Shen has been serving as Senior Risk Manager at Zhengqi (Shanghai) Investment Co., Ltd. From June 2015 to February 2017, she served as Risk Manager at Huijin Innovation Investment (Shanghai) Co., Ltd. From September 2014 to June 2015, Ms. Shen served as Project Manager at KPMG Advisory (China) Limited. Prior to KPMG, she was a Senior Internal Auditor at Tokio Marine & Nichido Fire Insurance Company (China) from April 2012 to September 2014. Ms. Shen started her career at PricewaterhouseCoopers Zhong Tian LLP where she was an auditor from September 2009 to April 2012. Ms. Shen has obtained a bachelor’s degree in management from Jiangxi Finance University. She is a certified accountant in the PRC and holds an ACCA certification.

6.B. Compensation

For the fiscal years ended December 31, 2019, 2018 and 2017, we paid an aggregate of approximately $75,785, $54,380 and $51,508, respectively, in cash to our executive officers, and $9,852, $10,469 and $10,657, respectively, to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We contributed an aggregate of $11,063, $14,750 and $7,672 for employee social insurance to our executive officers for the years ended December 31, 2019, 2018 and 2017, respectively.

The Company also entered into two apartment units leases for Messrs. Erxin Zeng and Erqin Zeng, both officers of Dianniu, pursuant to which we made monthly rental payments. The two apartment units have lease terms which expired in May 2019 and November 2019 with monthly rental of approximately $4,400 and $1,000, respectively.

Employment Agreements

On October 28, 2019, the Company and Erke Huang entered into an employment agreement pursuant to which the Company will pay Mr. Huang US$ 60,000 per annum for serving as Chief Financial Officer of the Company . The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his employment agreement.

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

Audit Committee

Yan Xiong, Wei Liang and Yanjun Cui are members of our Audit Committee, and Yan Xiong serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

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

It is determined that Yan Xiong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Yanjun Cui, Wei Liang and Yan Xiong are members of our Compensation Committee and Yanjun Cui is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our senior executives; and

●	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Yanjun Cui, Wei Liang and Yan Xiong are members of our Nominating and Corporate Governance Committee and Wei Liang is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for, among other things:

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

6.E. Share Ownership

As of July 7, 2020, 43,699,185 of our ordinary shares were issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 43,699,185 ordinary shares outstanding as of July 7, 2020.

The following table sets forth information with respect to the beneficial ownership of our common shares as of June 29, 2019 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Ordinary Shares Beneficially Owned as of July 7, 2020
Name of Beneficial Owners	Number	%(1)
Directors and Executive Officers:
Ping Liu	—	—
Min Hu	—	—
Erke Huang	—	—
Wei Liang	—	—
Yanjun Cui	—	—
Yan Xiong	—	—

5% shareholders:
Wise Gain Investment Industries Limited(3)(4)	6,276,700	14.36%
Silver Luck International Holding Group Limited(2)(5)	2,485,500	5.69%
Shijie Li	2,446,437	5.60%

(1)	Applicable percentage of ownership is based on 43,699,185 ordinary shares outstanding together with securities exercisable or convertible into ordinary shares within sixty (60) days as of the date hereof for each shareholder.

(2)	Erxin Zeng is deemed to beneficially own 2,485,500 of our ordinary shares through Silver Luck International Holding Group Limited.

(3)	Xiaohui Liu is deemed to beneficially own 6,276,700 of our ordinary shares through Wise Gain Investment Industries Limited.

(4)	Xiaohui Liu, a director of Wise Gain Investment Industries Limited, has voting and dispositive power over the shares held by such entity.

(5)	Erxin Zeng, a director of Silver Luck International Holding Group Limited, has voting and dispositive power over the shares held by such entity.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Not applicable.

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

As of December 31, 2019, 2018, and 2017, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2019, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

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

(c)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2019 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Yan Xiong, Wei Liang and Yanjun Cui. Our board of directors has determined Yan Xiong, Wei Liang and Yanjun Cui are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Yan Xiong meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2019, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.dianniu98.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31, 2019	Year Ended December 31, 2018

Audit fees(1)	$85,000	$155,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$85,000	$155,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-28.

ITEM 18. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

4.1	Business Cooperation Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.2	Technical Consulting and Service Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.3	Form of Equity Pledge Agreement, by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.4	Form of Equity Option Agreement, by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.5	Form of Voting Rights Proxy and Finance Supporting Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Dianniu Internet Finance Information Service Co., Ltd. and equity holders of Shanghai Dianniu Internet Finance Information Service Co., Ltd. (1)

4.6	Business Cooperation Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.7	Technical Consulting and Service Agreement, dated June 8, 2017, by and between Shanghai Fuyu Information and Technology Co., Ltd. and Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.8	Form of Equity Pledge Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.9	Form of Equity Option Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.10	Form of Voting Rights Proxy and Finance Supporting Agreement by and among Shanghai Fuyu Information and Technology Co., Ltd., Shanghai Baoxun Advertisement Design Co., Ltd. and equity holders of Shanghai Baoxun Advertisement Design Co., Ltd. (1)

4.11	Supplement Account and System Custodian Agreement, dated March 30, 2017, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and ChinaPnR Co., Ltd. (1)

4.12	Lease Agreement, dated November 11, 2015, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Xinjiang Dushanzi Tianli Technology Co. Ltd. (1)

4.13	Form of Intermediary Service Agreement by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Borrowers on its lending platform(1)

4.14	Depository Cooperative Agreement, dated June 15, 2017, by and between Shanghai Dianniu Internet Finance Information Service Co., Ltd. and Bank of Shanghai Co., Ltd. (1)

4.15	Form of Indemnification Escrow Agreement (3)

4.16	Form of Lock-Up Agreement (2)

4.17	Form of Independent Director Agreement (2)

4.18	Form of Securities Purchase Agreement (5)

Exhibit Number	Description of Documents
4.19	Employment Agreement entered into between the Registrant and Erke Huang (6)

4.20	Director Agreement entered into between the Registrant and Erke Huang (6)

4.21	Employment Agreement entered into between the Registrant and Min Hu (6)

4.22	Director Agreement entered into between the Registrant and Min Hu (6)

4.23	Director Agreement entered into between the Registrant and Ping Liu (6)

4.24	Form of Securities Purchase Agreement (6)

4.25	Employment Agreement entered into between the Registrant and Hong Yu (7)

4.26	Director Agreement entered into between the Registrant and Hong Yu (7)

4.27	Independent Director Agreement entered into between the Registrant and Yan Xiong (7)

4.28	Form of Hosting Service Contract *

4.29	Letter of Friedman dated Sept. 23, 2019 regarding change in auditor (8)

4.30	Letter of Wei, Wei & Co. LLP regarding change in auditor (9)

8.1	List of Subsidiaries and Consolidated Variable Interest Entities *

11.1	Contracted of Business Conduct and Ethics (4)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

99.1	Statement for audit work delay of JKLZ CPA LLP (7)

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed as an exhibit hereto.
**	Furnished as an exhibit hereto.
(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on December 22, 2017.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on January 12, 2018.
(3)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on March 9, 2018.
(4)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 30, 2018.
(5)	Incorporated by reference to our Form 6-K, filed on May 28, 2020
(6)	Incorporated by reference to our Form 6-K, filed on October 31, 2019
(7)	Incorporated by reference to our Form 6-K, filed on April 24, 2020
(8)	Incorporated by reference to our Form 6-K, filed on September 23, 2019
(9)	Incorporated by reference to our Form 6-K, filed on January 9, 2020

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN BULL LIMITED

/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer

Date: July 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Golden Bull Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Golden Bull Limited (the “Company”) as of December 31, 2019, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows the year in the ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ JLKZ CPA LLP

We have served as the Company’s auditor since 2020.

Flushing, New York

July 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

and Shareholders of Golden Bull Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Bull Limited (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 30, 2019

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$30,650	$2,334,425
Other receivables	529,606	142,255
Prepaid costs and expenses	-	3,187,052
Total current assets	560,256	5,663,732

PROPERTY AND EQUIPMENT, NET	-	723,777

OTHER ASSETS
Restricted cash	600,000	600,000
Deposits for rental vehicles	3,246,277	2,482,592
Deposits for property and equipment	110,000	-
Prepaid expenses	-	2,200,506
Deferred tax assets	-	810,863
Total other assets	3,956,277	6,093,961

Total assets	$4,516,533	$12,481,470

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	$429,593	$355,434
Taxes payable	-	47,785
Total current liabilities	429,593	403,219
Total liabilities	429,593	403,219

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common shares, $0.01 par value, 50,000,000 shares authorized, 15,399,185 and 14,899,185 shares issued and outstanding of December 31, 2019 and December 31, 2018	153,992	148,992
Shares subscription receivables	(45,457)	(45,457)
Additional paid-in capital	17,610,220	15,855,220
Statutory reserves	6,189	6,189
Accumulated deficit	(13,790,152)	(4,319,902)
Accumulated other comprehensive loss	(100,186)	(33,947)
Total shareholders’ equity	3,834,607	11,611,095

NONCONTROLLING INTEREST	252,333	467,156

Total shareholders’ equity	4,086,940	12,078,251

Total liabilities and shareholders’ equity	$4,516,533	$12,481,470

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2019	2018	2017

OPERATING REVENUES
Transaction Fees	$2,197,598	$3,994,195	$3,307,984
Management Fees	2,390,440	4,399,578	4,037,700
Sales taxes	(15,885)	(504,572)	(391,927)
Total operating revenues, net	4,572,153	7,889,201	6,953,757

OPERATING EXPENSES
Selling	(8,196,151)	(4,940,784)	(3,910,646)
General and administrative	(5,788,918)	(6,685,377)	(3,916,736)
Research and development	(137,423)	(447,884)	(485,852)
Total operating expenses	(14,122,492)	(12,074,045)	(8,313,234)

LOSS FROM OPERATIONS	(9,550,339)	(4,184,844)	(1,359,477)

OTHER INCOME (EXPENSE)
Interest income	-	24,530	17,166
Other finance expenses	(1,937)	(9,064)	(1,703)
Other income	682,888	171,082	75,648
Total other income, net	680,951	186,548	91,111

LOSS BEFORE INCOME TAXES (BENEFITS)	(8,869,388)	(3,998,297)	(1,268,366)

PROVISION (BENEFIT) FOR INCOME TAXES
Current	-	84,401	10,542
Deferred	806,803	(545,572)	(282,083)
Total provision (benefit) for income taxes	806,803	(461,171)	(271,541)

NET LOSS	(9,676,191)	(3,537,126)	(996,825)

Less: Net loss attributable to noncontrolling interest	(205,941)	(111,145)	(54,457)

NET LOSS ATTRIBUTABLE TO GOLDEN BULL LIMITED	$(9,470,250)	$(3,425,981)	$(942,368)

NET LOSS	$(9,676,191)	$(3,537,126)	$(996,825)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(75,120)	(391,463)	574,628

COMPREHENSIVE LOSS	(9,751,312)	(3,928,588)	(422,197)

Less: Comprehensive loss attributable to noncontrolling interest	(214,823)	(137,955)	(6,622)

COMPREHENSIVE LOSS ATTRIBUTABLE TO GOLDEN BULL LIMITED	$(9,536,488)	$(3,790,633)	$(415,575)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted*	15,197,815	14,392,001	6,815,134

LOSS PER SHARE
Basic and diluted*	$(0.62)	$(0.24)	$(0.14)

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Retained earnings		Accumulated
			Shares	Additional	(accumulated deficit)		other
	Ordinary Shares		Subscription	paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Par Value	Receivables	capital	reserves	Unrestricted	loss	interest	Total
BALANCE, December 31, 2017	13,000,000	130,000	(45,457)	12,312,828	6,189	(893,921)	330,706	605,111	12,445,456
Issuance of original ordinary shares through Initial public offering, net	1,550,000	15,500	-	2,465,554	-	-	-	-	2,481,054
Issuance of over-allotment ordinary shares	232,500	2,325	-	839,325		-	-	-	841,650
Issuance of exercised warrants shares	63,645	636	-	(636)		-	-	-	-
Issuance of ordinary shares to service consultants	53,040	530	-	238,150		-	-	-	238,680
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(3,425,981)	-		(3,425,981)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(111,145)	(111,145)
Foreign currency translation	-	-	-	-	-	-	(364,653)	(26,810)	(391,463)
BALANCE, December 31, 2018	14,899,185	148,992	(45,457)	15,855,220	6,189	(4,319,902)	(33,947)	467,156	12,078,251
Issuance of original ordinary shares through Initial public offering, net	-	-	-	-	-	-	-	-	-
Issuance of over-allotment ordinary shares	500,000	5,000	-	1,755,000	-	-	-	-	1,760,000
Issuance of exercised warrants shares	-	-	-	-	-	-	-	-	-
Issuance of ordinary shares to service consultants	-	-	-	-	-	-	-	-	-
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(9,470,250)	-	-	(9,470,250)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(205,941)	(205,941)
Foreign currency translation	-	-	-	-	-	-	(66,238)	(8,882)	(75,120)
BALANCE, December 31, 2019	15,399,185	$153,992	$(45,457)	$17,610,220	$6,189	$(13,790,152)	$(100,185)	$252,333	$4,086,940

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,676,191)	$(3,537,126)	$(996,825)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	30,199	82,872	57,603
Loss on disposal of equipment	-	-	144
Deferred tax benefits	806,803	(545,572)	(282,083)
Impairment loss/Write-downs on non-investments	1,409,681	-	-
Amortization of stock compensation expenses for services	1,760,000	758,750	488,334
Change in operating assets and liabilities
Other receivables	(895,219)	47,043	(208,266)
Prepaid costs and expenses	5,392,359	(1,872,945)	(1,184,885)
Security deposits	-	-	55,876
Other payables and accrued liabilities	89,631	2,287	238,913
Deferred revenues	-	-	(13,651)
Deferred rent liabilities	-	-	(13,410)
Taxes payable	(264,745)	14,615	(50,489)
Net cash used in operating activities	(1,347,482)	(5,050,076)	(1,908,739)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	-	(753,094)	(49,082)
Deposits for property and equipment	(110,000)	-	-
Deposits for rental vehicles	(806,167)	(2,580,632)	-
Cash acquired through variable interest entity	-	-	17,868
Net cash used in investing activities	(916,167)	(3,333,726)	(31,214)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through initial public offerings, net	-	5,944,147	-
Prepaid initial public offerings costs	-	-	(389,635)
Net cash provided by (used in) financing activities	-	5,944,147	(389,635)

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENT AND RESTRICTED CASH	(40,126)	(82,699)	407,446

DECREASE IN CASH, CASH EQUIVALENT AND RESTRICTED CASH	(2,303,775)	(2,522,354)	(1,922,142)

CASH, CASH EQUIVALENT AND RESTRICTED CASH, beginning of year	2,934,425	5,456,778	7,378,920

CASH, CASH EQUIVALENT AND RESTRICTED CASH, end of year	$630,650	$2,934,425	$5,456,778

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$84,402	$10,542

Cash and cash equivalents	$30,650	$2,334,425	$5,456,778
Restricted cash	600,000	600,000	-
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	630,650	2,934,425	5,456,778
NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Capital contribution on shares subscription receivables	$-	$-	$-
Noncontrolling interests acquired and contributed by shareholders	$-	$-	$348,323
Issuance of ordinary shares to consultants and service providers	$1,760,000	$238,680	$4,030,000
Prepaid initial public offerings costs offset against initial public offerings proceeds	$-	$2,382,763	$-

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

On June 3, 2019, Golden Bull USA was incorporated in the State of New York, which is a wholly owned subsidiary of Golden Bull Limited. Golden Bull USA is our principal office and we plan to develop car rental business through Golden Bull USA.

On April 8, 2020, Golden Bull Limited entered into an Instrument of Transfer with Mr. Ching Yeh to acquire his 100% of the ownership interest (10,000 shares) in XMAX Chain Limited (“XMAX”) for HKD 10,000 (HKD 1.00 per one share). After the acquisition, XMAX became a wholly owned subsidiary of Golden Bull Limited. XMAX is a Hong Kong company, engaging bitcoin mining business and was incorporated on March 21, 2018.

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

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of Golden Bull Cayman and each of the following entities:

Name	Background	Ownership
Golden Bull BVI	● A British Virgin Islands company ● Incorporated on February 27, 2017	100%
Golden Bull HK	● A Hong Kong company ● Incorporated on January 24, 2017	100% owned by Golden Bull BVI
Golden Bull USA	● A USA company ● Incorporated on June 3, 2019	100% owned by Golden Bull Limited
Golden Bull WFOE	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on June 8, 2017	100% owned by Golden Bull HK
Shanghai Dianniu	● A PRC limited liability company ● Incorporated on November 17, 2015 ● Services for online marketplace connecting borrowers and lenders.	VIE of Golden Bull WFOE
Shanghai Baoxun	● A PRC limited liability company ● Incorporated on January 22, 2016 ● Design and production of online advertisement and marketing survey services for online marketplace.	VIE of Golden Bull WOFE
Shanghai Youwang	● A PRC limited liability company ● Incorporated on April 4, 2018 ● Vehicle sales, vehicle rental, providing consultation and services in the field of automotive technology.	100% owned by Dianniu
Shanghai Xingjiuhao	● A PRC limited liability company ● Incorporated on October 22, 2018 ● Production and sales for Internet of Things technology and technical consulting.	100% owned by Dianniu
XMAX Chain Limited	● A Hong Kong company ● Acquired on April 8, 2020	100% owned by Golden Bull Limited

Peer to peer lending business

In October 2019, the Company temporarily suspended operation of Shanghai Dianniu, which provides services for online marketplace connecting borrowers and lenders. With the policy change of PRC government, it becomes more difficult to restart the business in its original form. The Company is still considering its finance related business in different manners consistent with the PRC regulation.

Shanghai Dianniu is the only operating entity of the group during 2017 to 2019, contributing to all the revenue of the Company. Other than Shanghai Dianniu, the Company’s van rental and bitcoin mining businesses placed deposits for purchase of fixed assets. As of December 31, 2019, 2018 and 2017 the relevant deposits for fixed assets amounted to US$3,356,277, US$2,482,592, US$nil, respectively. Related cash flows (investing activities) for the years ended December 31, 2019, 2018 and 2017 are payments for deposits for fixed assets of US$916,167, US$2,580,632 and US$nil, respectively.

The peer to peer lending business was the sole operation of the Company for the years 2017 to 2019 and cannot be distinguished from the rest of the Company. As such, the Company’s only operation does not meet the definition of a component of an entity as contemplated in ASC 205-20, and cannot be reported in discontinued operations in the Company’s financial statements. However, the Company already applied the measurement requirements in ASC 360-10 Impairment and Disposal of Long-Lived Assets to write-off and impair assets related to the peer to peer lending business.

Note 2 – Summary of significant accounting policies

Liquidity

As of December 31, 2019, the Company had approximately $0.63 million of cash, cash equivalents and restricted cash. The Company’s executive directors pledged to provide continuous financial support to the Company for at least next 12 months from the date of this filing. During the year ended December 31, 2019, the Company was able to entered into additional private placement agreement with certain private investors and issued 6,500,000 shares of common stock at $0.40 per share in October 2019 and received the subscription from shareholders of $2,600,000 on May 8,2020. Subsequently, in May 2020, the Company entered into certain private placement agreement with certain private investors and is offering 21,500,000 shares of common stock at $0.80 per share. On July 6, 2020, the Company closed a private offering and received gross proceeds of approximately $17.2 million. Going forward, the Company plans to fund its operations through revenue generated from its bitcoin mining business, funds from its private placements as well as financial support commitments from the Company’s executive directors.

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

Translation adjustments were included in accumulated other comprehensive income (loss). The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2019 and 2018 were translated at 6.9762 RMB and 6.8776 RMB to $1.00, respectively. The shareholder’s equity accounts were stated at their historical rate. The average translation rates applied to the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 were 6.9122 RMB, 6.6163 RMB and 6.7563 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Sales taxes: Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 6% starting in April 2017 (3% prior to March 2017) of the gross proceed or at a rate approved by the Chinese local government Transaction fee and management fee that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 6% of the VAT in 2019 and 10% of VAT in 2018 and 2017. VAT and miscellaneous sales taxes are presented as reduction of revenue.

Incentives

In order to incentivize lenders, the Company provides incentives to marketplace lenders, who commit a certain amount of money for a period of time. During the relevant incentive program period, the Company set certain thresholds for the lenders to qualify for the cash incentive. When a qualified investment is made by a lender, the incentive payment is paid to the lender as a percentage of investment amount at the time of loan issuance as part of its investment to the specified loan that he/she has invested. The incentive expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss. These expenses amounted to $1,119,943, $2,191,498 and $1,497,279 for the years ended December 31, 2019, 2018 and 2017, respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Servicing Expense

Servicing expenses are paid by the Company to a third-party platform provider on each deposit made by the lenders into their respective fund accounts held by the third-party platform fund accounts. The amount of these expenses is based upon the deposit amount. The servicing expenses are recognized in our selling expenses in the accompanying consolidated statements of operations and comprehensive loss. These expenses amounted to $187,972, $134,374 and $205,604 for the years ended December 31, 2019, 2018 and 2017, respectively.

Verification, credit assessment and the decision-making processes costs

Costs related to verification and credit assessment are recognized in the selling expenses in our accompanying consolidated statements of operations. Costs related to the decision-making processes are recognized in the general and administration expenses in our accompanying consolidated statements of operations. These expenses are immaterial to our consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017.

Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash consist of cash on hand, demand deposits, short-term investment placed with banks or other financial institutions and have original maturities of less than six months and restricted cash, deposit of $600,000 was to fund an escrow account established for purpose of indemnifying the underwriter of the initial public offering in March 2018 as restricted cash for 30 months, which was classified as non-current assets as of December 31, 2019 and 2018. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at a third-party platform fund accounts which are unrestricted as to immediate withdrawal and use.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2019, $683,627 of property and equipment was recognized. As of December 2018, no impairment of long-lived asset was recognized.

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

Advertising costs

Advertising costs are expensed as incurred and included in selling expenses. These expenses amounted to $758,942, $431,734 and $460,351 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in the year ended December 31, 2019 and 2018 are subject to examination by any applicable tax authorities.

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

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) available to ordinary shareholders of the Company by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share takes into account the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares. As of December 31, 2019 and 2018, there were no dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $285,771, $325,086 and $260,451 for the years ended December 31, 2019, 2018 and 2017.

Non-employees stock-based compensation

Share-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Recently issued accounting pronouncements

In September 2017, the FASB issued ASU No. 2017-13, to clarify the effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on January 1, 2020.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. Its mandatory effective dates are as follows: 1. Public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; 2. All other public business entities for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years; and 3. All other entities (private companies, not-for-profit organizations, and employee benefit plans) for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. On November 15, 2019, FASB issued ASU 2019-10 which provides a framework to stagger effective dates for future major accounting standards (including ASC 326 Financial instrument-credit losses) and amends the effective dates to give implementation relief to certain type of entities: 1. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; and 2. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2023, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Early adoption is permitted. The Company is currently assessing the timing and impact of adoption of this ASU to its consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” Apart from the amendments to ASU 2016-13 as mentioned below, the ASU also included subsequent amendments to ASU 2016-01, which we adopted in January 1, 2018. The guidance in relation to the amendments to ASU 2016-01 is effective for us for the year ending December 31, 2020 and interim reporting periods during the year ending December 31, 2020. Early adoption is permitted. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting in ASC 740, Income Taxes. This guidance removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning on January 1, 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

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

On November 1, 2019, the Board of Directors decided to temporarily suspend the current platform of P2P business and utilize the existing platform and technology in a different manner consistent with PRC regulation.

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

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2019	December 31, 2018

Current assets	$1,997,990	$3,721,696
Property and equipment, net	-	723,777
Other non-current assets	3,246,277	4,322,847
Total assets	5,244,267	8,768,320
Total liabilities	1,481,347	1,902,732
Net assets	$3,762,920	$6,865,588

	December 31, 2019	December 31, 2018

Current liabilities:
Other payables and accrued liabilities	$1,481,347	$1,854,947
Taxes payable	-	47,785
Total liabilities	$1,481,347	$1,902,732

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summarized operating results of the VIEs’ are as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017

Operating revenues	$4,572,153	$7,889,201	$6,953,757
Loss from operations	$(2,690,906)	$(2,298,290)	$(871,143)
Net loss	$(3,041,595)	$(1,641,580)	$(508,491)

Note 4 – Prepaid costs and expenses

Prepaid costs and expenses consist of the following:

	December 31, 2019	December 31, 2018

Cloud services	$-	$2,785
Rental	-	5,835
Advertising	-	396,191
Marketing and promotion	-	3,802,469
Professional services	-	1,155,122
Others	-	25,156
Subtotal	-	5,387,558
Less: long term prepaid expenses	-	(2,200,506)
Total	$-	$3,187,052

For the years ended December 31, 2019, prepaid costs and expenses are expected not to generate any revenue or economic benefits in the following years. So the Company already applied the measurement requirements in ASC 360-10 Impairment and Disposal of Long-Lived Assets to write-off and impair prepaid costs and expenses in the year ended December 31, 2019.

Note 5 – Deposits for rental vehicles

Deposits for rental vehicles consist of the following:

	December 31, 2019	December 31, 2018

Deposits for rental vehicles	3,246,277	2,482,592
Total	$3,246,277	$2,482,592

The delivery of the vehicles was delayed due to the policy change in PRC regarding vehicle emission standard change. The deposits for rental vehicles are for developing the Company’s car rental business expected to occur in fiscal 2020.

Note 6 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2019	December 31, 2018

Office equipment and furniture	$126,738	$128,555
Vehicle	709,514	719,685
Leasehold improvement	48,675	49,373
Subtotal	884,927	897,613
Less: accumulated depreciation and amortization	(201,300)	(173,836)
Impairment	(683,627)	-
Total	$-	$723,777

Depreciation and amortization expense for the years ended December 31, 2019, 2018 and 2017 amounted to $30,199, $82,872 and $57,603, respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Related Party Balances and Transaction

Other payables- related party

			December 31,	December 31,
Name of Related Party	Relationship	Nature	2019	2018

Erxin Zeng	Chief Executive Office of the Company prior to October 30, 2019	Loan	$82,200	$-

Note 8 – Taxes

Income tax

Loss before income tax expense (benefits) consist of the following:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017

PRC	$(3,416,358)	$(2,107,084)	$(780,032)
Foreign	(5,453,030)	(1,891,213)	(488,334)
	$(8,869,388)	$(3,998,297)	$(1,268,366)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Under the Income Tax Laws of the PRC, companies are subject to income tax at a rate of 25%.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017

China income tax rate	25.0%	25.0%	25.0%
IPO costs	0.0%	0.0%	7.7%
PRC – non-deductible expense	(0.3)%	(1.7)%	(1.7)%
Valuation allowance	(18.4)%	-	-
Cayman – non-deductible expense-consulting fee	(5.5)%	(8.1)%	(9.6)%
Cayman – non-deductible expense-external service fee	(9.9)%	(3.7)%	0.0%
Effective tax rate	(9.1)%	11.5%	21.4%

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets – China

According to Chinese tax regulations, companies within China should adjust their net operating losses according to the law of enterprise income tax, which can be carried forward to offset operating income for five years. Significant components of deferred tax assets were as follows:

	December 31, 2019	December 31, 2018

Net operating losses carried forward	$1,635,394	$810,863
Less: valuation allowance	(1,635,394)	-
Total	$-	$810,863

For the years ended December 31, 2019 and 2018, the Company incurred tax operating losses of $3,298,122 and $2,182,290, respectively, and recorded deferred tax assets of $824,531 and $810,863 at December 31, 2019 and 2018. Due to the temporary suspension of peer to peer lending business in the last quarter of 2019, the management believes that it appears more likely than not that the Company will not realize these tax benefits. Accordingly, the Company has provided a 100% valuation allowance on deferred tax asset benefits related to net operating losses carry forward to reduce the assets to zero.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consisted of the following:

	December 31, 2019	December 31, 2018

VAT taxes payable	$-	$42,860
Other taxes payable	-	4,925
Total	$-	$47,785

Note 9 – Concentration of Risk

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2019 and 2018, $16,118 and $2,196,799 were deposited with a bank located in the PRC, respectively. As of December 31, 2019 and 2018, nil and $122,825 were deposited with a third-party platform fund account located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions and third-party fund holder are of high credit quality, it also continually monitors their credit worthiness.

Customer concentration risk

For the year ended December 31, 2019 and 2018, no borrowers paid transaction and management fees accounted for more than 10% of the Company’s total operating revenues. For the year ended December 31, 2017, one borrower paid transaction and management fees which accounted for 16.8% of the Company’s total operating revenues.

Note 10 – Equity

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun’s

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As of December 31, 2019 and 2018, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun collectively attributed $0 and $0 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2019 and 2018, amounts restricted are the net assets of Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun, which amounted to $3,762,970 and $6,865,638 respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Commitments and Contingencies

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31,2019 and 2018, the company was not aware of any material contingencies that required special attention.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Risk, Uncertainties, and Contingencies on P2P Business

Although the Company is not responsible for claimed losses, however the filing of a claim or commencement of any governmental investigation or proceeding against the Company or any of its affiliates, even if not justified, may create negative publicity and have a material adverse impact on the Company's operation. Should any of the allegations or claims arise, the Company operation may be adversely affected.

Note 12 – Subsequent Event

(1) Entry into Share Purchase Agreement for Private Placement

On May 27, 2020, the Company entered into certain securities purchase agreements (the “SPA”) with certain “Non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a private placement (the “Offering”). Pursuant to the SPA, the Company agreed to sell up to an aggregate of 21,500,000 ordinary shares (the “Shares”), par value $0.01 per share, at a per share purchase price of $0.80. The Company has received $17.2 million proceeds by July 2, 2020 and the offering was closed on July 6, 2020,

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) Change of the Number of Board of Directors and Appointment of Directors.

Effective April 19, 2020, the Company’s board of directors (the “Board”) increased the number of directors serving on the Board to 7, appointed Mr. Hong Yu as an executive director and Chief Strategy Officer (the “CSO”)of the Company, and appointed Mr. Yan Xiong as an independent director of the Company to fill the two vacancies on the Board.

(3) Acquisition of XMAX Chain Limited for Bitcoin Mining Business

On April 8, 2020, Golden Bull Limited entered into an Instrument of Transfer with Mr. Ching Yeh to acquire his 100% of the ownership interest (10,000 shares) in XMAX Chain Limited for HKD 10,000 (HKD 1.00 per one share). After the acquisition, XMAX became a wholly owned subsidiary of Golden Bull Limited. This office is for our Bitcoin Mining business operations in Asia.

(4) The impact of Coronavirus (COVID-19)

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. The potential impact which may be caused by the outbreak is uncertain; however it may result in a material adverse impact on the Company’s financial position, operations and cash flows for fiscal year 2020.

Based on the Company’s operating results from January 1, 2020 through the date of this report, due to the suspension of peer to peer lending business, limited support from our workforce, and restrictions on the car rental services and the start-up stage of bitcoin mining business stage, the Company expects a lower amount of revenue and net income during February to April 2020 period. However, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition for fiscal year 2020 will depend on certain developments, including the duration and spread of the outbreak, impact on its customers, all of which are uncertain and cannot be predicted at this point.

Note 13 – Condensed financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2018, respectively.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
CURRENT ASSETS
Cash	$16,118	$268,399
Prepaid costs and expenses	-	1,982,674
Other receivable	29,606	-
Total current assets	45,724	2,251,073

OTHER ASSETS
Investment in subsidiaries	6,110,152	10,127,371
Restricted cash	600,000	600,000
Deposits for property and equipment	110,000	-
Long-term Deferred Asset	-	1,171,114
Total other assets	6,820,152	11,898,485

Total assets	$6,865,876	$14,149,558

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payable	$426,567	$-
Intercompany payable - Dianniu	570,350	570,350

Total current liabilities	996,917	570,350

Total liabilities	$996,917	$570,350

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common shares, $0.01 par value, 50,000,000 shares authorized, 15,399,185 and 14,899,185 shares issued and outstanding as of December 31, 2019 and 2018, respectively*	153,992	148,992
Shares subscription receivables	(45,457)	(45,457)
Additional paid-in capital	17,610,220	15,855,220
Statutory reserves	-	-
Accumulated deficit	(11,849,796)	(2,379,547)
Accumulated other comprehensive income	-	-
Total shareholders’ equity	5,868,959	13,579,208

Total liabilities and shareholders’ equity	$6,865,876	$14,149,558

*	Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017

SELLING EXPENSES	$(3,366,933)	$(1,891,213)	$(488,334)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,083,936)	-	-

OTHER FINANCE EXPENSE	(2,161)	-	-
EQUITY OF LOSS OF SUBSIDIARY	(4,017,220)	(1,534,768)	(454,034)
NET LOSS	(9,470,250)	(3,425,981)	(942,368)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	(364,652)	526,793
COMPREHENSIVE LOSS	$(9,470,250)	$(3,790,633)	$(415,575)

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,470,250)	$(3,425,981)	$(942,368)
Adjustments to reconcile net loss to cash used in operating activities:	-
Equity loss of subsidiary	4,017,220	1,534,768	454,034
Other receivables	(29,606)	-	-
Amortization of stock compensation expenses for services	1,760,000	758,750	488,334
Changes in operating assets and liabilities:
Prepaid costs and expenses	3,153,788	(2,370,872)	-
Other payables and accrued liabilities	426,567	-	-
Inter-company	-	187,587	-
Net cash used in operating activities	(142,281)	(3,315,748)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits for property and equipment	(110,000)	-	-
Capital contribution to affiliated entity	-	(1,760,000)	-
Net cash used in investing activities	(110,000)	(1,760,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital	-	18,992	-
APIC	-	5,925,155	-
Net cash provided by financing activities	-	5,944,147	-

CHANGES IN CASH AND RESTRICTED CASH	(252,281)	868,399	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	868,399	-	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$616,118	$868,399	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents	$16,118	$268,399	$-
Restricted cash	600,000	600,000	-
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	616,118	868,399	-

NON-CASH TRANSACTIONS OF FINANCING ACTIVITIES
Issuance of ordinary shares to consultants and service providers for IPO services	$-	$-	$2,000,000
Issuance of ordinary shares to service providers and consulting services	$1,760,000	$238,680	$2,030,000