Form 20-F/A
period 2019-12-31
Golden Bull Ltd
filed 2020-08-06
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO.1

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

Explanatory Note

This Amendment No. 1 to Form 20-F for the year ended December 31, 2019, is being filed in response to a comment received from the Nasdaq Stock Market. Section 16G, Corporate Governance, is amended to read as follows:

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

We did not hold an annual general meeting of shareholders for the year ended December 31, 2018. It is not required under Cayman law, our home country, and the corporate governance practice differs from Nasdaq requirements. We intend to hold a joint annual meeting on September 4, 2020 for the years ended December 31, 2018 and 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this amendment on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN BULL LIMITED

/s/ Erke Huang
Name: Erke Huang
Title: Chief Financial Officer

Dated: August 6, 2020

2