Form 20-F
period 2020-12-31
Bit Digital, Inc
filed 2021-03-30
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-38421

Bit Digital, Inc.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

33 Irving Place, New York, NY United States 10003

(Address of Principal Executive Offices)

Erke Huang

Tel: + (1) (347) 328-3680; erkeh@bit-digital.com

33 Irving Place, New York, NY United States 10003

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020 was: 48,043,788 ordinary shares, par value $0.01 per share.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2020, the last business day of the registrant’s second quarter of most recently completed fiscal year, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $17,333,711 based on the closing price of $1.29 for the registrant’s common stock as reported on the NASDAQ Capital Market.

As of March 30, 2021, there were 48,043,788 shares of the Company’s common stock issued and outstanding.

BIT DIGITAL, INC.

FORM 20-F ANNUAL REPORT

-i-

PART I

CERTAIN INFORMATION

In this Annual Report on Form 20-F, all references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this report refer to Bit Digital, Inc. (formerly known as Golden Bull Limited), a Cayman Islands exempted company (“Bit Digital”), including its consolidated subsidiaries, unless the context otherwise indicates. We currently conduct our business through Bit Digital Hong Kong Limited, a Hong Kong company and our operating entity in China; Bit Digital U.S.A. Inc., a Delaware corporation and our operating entity in the United States, and Bit Digital Canada, Inc., a Government of Alberta, Canada corporation and our operating entity in Canada.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this report, Taiwan, Hong Kong and Macau, “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 26, 2021, the cash buying rate announced by the People’s Bank of China was RMB 6.5327 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions provided by Section 27 of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

Summary Consolidated Statements of Operations

The following selected consolidated financial statements should be read in conjunction with our consolidated financial statements, the notes thereto and other information, included elsewhere in this report.

The following summary consolidated financial statements for the years ended 2020, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this report. The Company commenced its mining operations in February 2020 and we disposed of our former peer-to-peer lending business (the sole operation of the Company for 2019 and 2018, which ceased operation in October 2019) and the former car rental business in PRC on September 8, 2020. In accordance with ASC 205-20-45, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations. Accordingly, the summary statement of operations data for the years ended December 2019 and 2018, and summary consolidated balance sheets as of December 31, 2019 and 2018, as comparative statement of operations, have been retroactively adjusted to reflect the discontinued operations. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

Summary Consolidated Statements of Operations

	For the Years Ended December 31,
	2020	2019	2018
Revenue from cryptocurrency mining	$21,065,113	$-	$-

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(14,104,628)	-	-
Depreciation and amortization expenses	(3,324,655)	-	-
General and administrative expenses	(2,515,117)	(1,993,325)	(1,891,213)
Total operating expenses	(19,944,400)	(1,993,325)	(1,891,213)

Income (Loss) from Operations	1,120,713	(1,993,325)	(1,891,213)

Realized gain on exchange of cryptocurrencies	805,557	-	-
Interest income	41	-	-
Other expenses	(1,965)	-	-
Net income (loss) from continuing operations before income taxes	1,924,346	(1,993,325)	(1,891,213)
Income tax expenses	-	-	-
Net income (loss) from continuing operations	1,924,346	(1,993,325)	(1,891,213)

Net loss from discontinued operations	(3,834,683)	(7,682,866)	(1,645,913)

Net loss	$(1,910,337)	$(9,676,191)	$(3,537,126)
Other comprehensive loss
Foreign currency translation adjustment	-	(75,120)	(391,463)
Reclassified to net loss from discontinued operations, net of tax	100,185	-	-
	100,185	(75,120)	(391,463)
Comprehensive loss	$(1,810,152)	$(9,751,312)	$(3,928,589)
Weighted average number of ordinary share outstanding
Basic and Diluted	30,591,122	15,197,815	14,392,001
Loss per share
Basic and Diluted	$(0.06)	$(0.62)	$(0.24)

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$405,133	$15,988
Cryptocurrencies	$6,237,917	$-
Total Current Assets	$8,719,429	$560,256
Total Assets	$39,893,549	$4,516,533
Total Liabilities	$1,893,974	$429,593
Total Bit Digital, Inc.’s Shareholders’ Equity	$37,999,575	$3,834,607
Total Liabilities and Equity	$39,893,549	$4,516,533

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for The Offer and Use of Proceeds

Not Applicable

3.D Risk Factors

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our Ordinary Shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

General Risks

We have a history of operating losses, and we may not be able to sustain profitability; we have recently shifted our bitcoin mining business, and we may not be continuously successful in this business.

We only recently became profitable from continuing bitcoin mining operations and have an accumulated deficit as of December 31, 2020 of $15,700,489. We may once again incur losses as we continue to work to grow our bitcoin mining business. We were previously engaged in peer to peer (“P2P”) online lending business in China. Starting in or about November 2019, we made a decision to diversify into the bitcoin mining business, as well as the car rental business which latter plans were suspended as a result of the coronavirus pandemic. In September 2020, we disposed of our P2P and car rental business and totally focused on bitcoin mining business. Currently, our operations are focused on our bitcoin mining business located at our bitcoin mining facilities in PRC, the United States and soon in Canada. Our current strategy is in an industry that is itself new and evolving and is subject to the risks discussed below. Even though we are currently operating profitably, we may not be able to sustain profitability in subsequent periods.

Our results of operation may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including the levels of our net revenues, expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our annual financial results include:

●	the amount and timing of operating expenses related to our new business operations and infrastructure;

●	fluctuations in the price of bitcoin; and

●	general economic, industry and market conditions.

We may be subject to penalties as a result of the Chinese government suspension of our P2P lending business

The Company is currently engaged in the bitcoin mining business. Initially, we were primarily an online finance marketplace, or “peer-to-peer” lending company, in China that provided borrowers access to loans. On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it conducted its investigation against Shanghai Dianniu Internet Finance Information Service Co. Ltd, which was a variable interest entity (VIE) of the Company, for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least 6 suspects which had no relationship with the current bitcoin mining business and none of these persons are current officers, directors or employees of the Company. While the Company has not been subject to any enforcement actions, the Company’s current management believes that its former Chief Financial Officer and a Director, as well as members of the VIE’s management, may have been the subject of these proceedings. The Public Security Bureau also initiated online hunting for the Company’s former Chief Executive Officer. As of the date of this report, the final outcome of investigation was still not published and the impact on the Company could not be estimated.

Pursuant to a Share Purchase Agreement dated September 8, 2020, the Company sold its subsidiary Point Cattle Holdings Limited and its subsidiaries and VIEs to an unaffiliated third party and the operations of its peer-to-peer lending business were classified as discontinued operations. As of the date of this report, the spun-off subsidiaries and VIEs engaging in peer-to-peer lending business have no relationship with the Company. See “Item 4. Information on the Company - Legal Proceedings.”

We have not received any administrative penalty for our historical peer-to-peer lending business as of the date of this report. Nevertheless, uncertainties still exist since the PRC law system also contains government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. Therefore, the Company may be subject to fines, other administrative sanctions and criminal liability for the former peer-to-peer lending business. In addition, although the Company is not responsible for customers’ claimed losses, the filing of any such claims and/or government investigations or proceedings against the Company or any of its affiliates, even if not justified, may create negative publicity and have a material adverse effect on the Company. If such situations occur, our business, financial condition and results of operations may be materially and adversely affected even though our former VIE entities of P2P lending business have been disposed of.

We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.

We are seeking to enter bitcoin mining related business around the globe; however, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

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

To finance any acquisitions or joint ventures, we may choose to issue shares of common stock, preferred stock or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing stockholders or provide rights to such preferred stockholders in priority over our common stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our Ordinary Shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using stock as consideration.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances in the bitcoin mining business. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our businesses;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets, in parts of the U.S., in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business; assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will achieve market acceptance or prove to be profitable.

Our loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management, including Mr. Erke Huang who serves as our interim Chief Executive Officer and Chief Financial Officer. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to continue to develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

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

As a result of our investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The bitcoins we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe the bitcoins we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and bitcoin on hand or liquidating our investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

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

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to our operations.

We face risks related to the novel Coronavirus (COVID-19) outbreak, which could significantly disrupt our operations and financial results.

We believe that our results of operations, business and financial condition has continuously been adversely impacted by the effects of the novel Coronavirus (COVID-19). Currently, the majority of our mining operations are in China. Although the novel Coronavirus (COVID-19) outbreak in China has been strictly and well controlled, to date the Chinese local authorities normally require quarantine or restriction on the movement of residents once new novel Coronavirus (COVID-19) patient found in their jurisdiction according to the severity of the situation. If a similar situation occurs near our mining factories, we may experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our mining consultants to perform their jobs. If we are unable to effectively service our miners, our ability to mine bitcoin will be adversely affected as miners go offline, which would have an adverse effect on our business and the results of our operations.

In addition to global macroeconomic effects, the novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments may cause disruption to our mining activities. The novel Coronavirus (COVID-19) or other disease outbreak will in the short-term, and may over the longer term, adversely affect the economies and financial markets of many countries, resulting in an economic downturn that may adversely affect demand for bitcoin and impact our operating results. Although the magnitude of the impact of the novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued global spread of the novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs. If we are unable to effectively service our miners, our ability to mine bitcoin will be adversely affected as miners go offline, which would have an adverse effect on our business and the results of our operations.

Our third-party manufacturers, suppliers, sub-contractors and customers have been and will continue to be disrupted by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts for our existing miners, which are second-hand, as well as any new miners we purchase, may be delayed. As our miners require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from their manufacturer may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations. If not resolved quickly, the impact of the novel Coronavirus (COVID-19) global pandemic could have a material adverse effect on our business.

The coronavirus pandemic is a serious threat to health and economic wellbeing affecting our employees, investors and our sources of supply.

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

The effectiveness of the novel Coronavirus (COVID-19) vaccine remains to be verified worldwide. The sweeping nature of the novel Coronavirus (COVID-19) pandemic makes it extremely difficult to predict how the company’s business and operations will be affected in the longer run. So far, the likely overall economic impact of the pandemic is widely viewed as highly negative to the global economy.

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

If we are unable to successfully continue our bitcoin mining business plan, it would affect our financial and business condition and results of operations.

Our previously announced growth strategy included the expansion of our operations to our upstream and downstream industries. In fiscal 2020, we set new financial targets to grow operating income, accelerate earnings per share growth faster than operating income growth and improve return on invested capital. In October 2019, we decided to enter the bitcoin mining business. There are various risks related to these efforts, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

In May and July 2020, we raised gross proceeds aggregating $19.8 million in two private placements, which enabled us to implement our new business strategy. However, we incurred net losses of approximately $1.9 million, $9.7 million and $3.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. We also had negative cash flows from our operating activities of approximately $3.4 million, $1.3 million and $5.1 million for the years ended December 31, 2020, 2019 and 2018, respectively. We cannot assure you our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our Company’s development. Our continued inability to offset our expenses with adequate revenue, will adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We expect to need additional cash resources in the future as we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions in order to implement our business plan. In this regard, we are seeking to issue equity under the registration statement and/or debt securities, and may obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Bitcoin-Related Risks

Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$3,792 per coin as of December 31, 2018, US$7,220 per coin as of December 31, 2019 to US$ 28,922 per coin as of December 31, 2020 and $53,926 per coin as of March 26, 2021, according to Blockchain.info. According to the same source, from January 1, 2020 to December 31, 2020, the highest Bitcoin price was approximately US$29,307 per coin and the lowest was US$3,800 per coin.

We expect our results of operations to continue to be affected by the bitcoin price as most of the revenue is from bitcoin mining production as of the filing date. Any future significant reductions in the price of bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the bitcoin price will remain high enough to sustain our operation or that the bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the bitcoin price can have an immediate impact on the trading price of our Ordinary Shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the bitcoin price. For example, the usage of bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility. Additionally, the reward for bitcoin mining will decline over time, with the most recent halving event occurred in May 2020 and next one to occur four years later, which may further contribute to Bitcoin price volatility.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar bitcoin assets in China or other countries, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China and Russia, which have taken harsh regulatory action, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange for fiat currency. In March, 2021, the government of China’s Inner Mongolia Autonomous Region (“ Inner Mongolia ”) where the Company used to deploy miners has banned cryptocurrency mining in order to constrain growth in energy consumption. Other provinces in China where the Company deploys miners may do the same. In many nations, particularly in China and Russia, financial institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly, and our expenses may increase in the future. We intend to use funds on hand and from shares sold under the Purchase Agreement to continue to purchase bitcoin mining machines. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial perform.

We have an evolving business model which is subject to various uncertainties.

As bitcoin assets may become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector, and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

The properties included in our mining network may experience damages, including damages that are not covered by insurance.

Our current mining operation in Xinjiang Uygur Autonomous Region (“Xinjiang”), Yunnan and Sichuan China and the States of Georgia, Texas, and Nebraska in the United States are, and any future mining sites we may establish will be, subject to a variety of risks relating to physical condition and operation, including, but not limited to:

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

For example, our mine could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster, the coronavirus, or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mine could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. we do not have any insurance to cover the replacement cost of any lost or damaged miners, or any interruption of our mining activities. In the event of an uninsured loss, such mines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines.

If, pursuant to our hosting service contracts (the “Hosting Agreements”) with hosting service providers, hosting service providers cannot or will not supply sufficient electric power for us to operate our miners, we may be required to relocate some or all of our miners to an alternative facility, which may have a less advantageous cost structure and our business and results of operations may suffer as a result.

We have made a significant capital investment in purchasing second-hand miners in order to implement them rapidly to mine bitcoin at prices advantageous to us. Management believes, based on its knowledge of the industry, that the Hosting Agreements provide many advantages as opposed to other alternative arrangements. If we are required to deploy or move our miners from the current hosting service providers to other mining facilities, we may be forced to accept less advantageous terms. Further, during relocation to a new mining facility, we will not be able to operate our miners and therefore we will not be able to generate revenue.

If we are unable to secure sufficient power supply from the current hosting service providers, or if the current hosting service providers are unable to supply sufficient electric power, we may be forced to seek out an alternative mining facility. Should this occur, our operations may be disrupted, which may have a material adverse effect on our operations.

If our Hosting Agreements with the current hosting service providers are terminated, we may be forced to seek a replacement facility to operate our miners on acceptable terms; should this occur, our operations may be disrupted, which may have a material adverse effect on our operations.

If we are forced to relocate to a new mining facility, we may not be successful in identifying adequate replacement facilities to house our miners. And even if we do identify such facilities, we may not be able to secure use of those facilities at rates that are economically viable to support our mining activities. Relocating our miners will require us to incur costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to a new facility. If we are required to move our miners, our business may suffer, and our results of operations would be expected to be materially adversely affected.

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

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within its jurisdiction.

Subject to such restrictions, we also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other bitcoin-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies and could decrease their usefulness and harm their public perception in the future.

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

As the number of bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the bitcoin network may transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute to the bitcoin network, the bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another bitcoin or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin that could adversely impact an investment in our securities. Decreased use and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and the value of our Ordinary Shares.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of bitcoin systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our Ordinary Shares may be adversely affected.

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

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our business strategy or operate at all, or to maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

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

There is a risk that some or all of our bitcoins could be lost or stolen. Cryptocurrencies are stored in bitcoin sites commonly referred to as “wallets” by holders of bitcoins which may be accessed to exchange a holder’s bitcoin assets. Access to our bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our bitcoin assets. We hold all of our cryptocurrencies in cold storage to reduce the risk of malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated.

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

At present, the Company is evaluating several third-party custodial wallet alternatives, but there can be no assurance that such services will be more secure than those the Company presently employs. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. If our security procedures and protocols are ineffectual and our bitcoin assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise and we may lose much of the accumulated value of our bitcoin mining activities. This would have a material adverse impact on our business and operations.

Incorrect or fraudulent bitcoin transactions may be irreversible.

Bitcoin transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to affect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. We are, therefore, presently reliant on existing private investigative entities, such as Chain analysis and Kroll to investigate any potential loss of our bitcoin assets. These third-party service providers rely on data analysis and compliance of ISPs with traditional court orders to reveal information such as the IP addresses of any attackers who may have targeted us. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Our interactions with a blockchain may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

The Office of Financial Assets Control of the US Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our Company’s policy prohibits any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling bitcoin assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our common stock.

Our reliance primarily on a single model of miner may subject our operations to increased risk of mine failure.

The performance and reliability of our miners and our technology is critical to our reputation and our operations. Because we currently use MicroBT, Bitmain, Canaan and Innosilicon miners, if there are issues with those machines, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to MicroBT, Bitmain, Canaan and Innosilicon miners affects all our miners, if a defect other flaw is exploited, our entire miners could go offline simultaneously. Any interruption, delay or system failure could result in financial losses, a decrease in the trading price of our Ordinary Shares and damage to our reputation.

The Company’s reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on the Company’s operations.

We use third-party mining pools to receive our mining rewards from the network. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

The limited rights of legal recourse available to us and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.

The digital assets held by us are not insured. Further, banking institutions will not accept our digital assets and they are therefore not insured by the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”). Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on our stock price.

If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we operate (currently, Nebraska and Texas), we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment in our securities in a materially adverse manner. Furthermore, the Company and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to leave a particular state or the U.S. completely. Any such action would be expected to materially adversely affect our operations.

Current regulation of the exchange of bitcoins under the CEA by the CFTC is unclear; to the extent we become subject to regulation under the CFTC in connection with our exchange of bitcoin, we may incur additional compliance costs, which may be significant.

Current legislation, including the Commodities Exchange Act of 1936, as amended (the “CEA”) is unclear with respect to the exchange of bitcoins. Changes in the CEA or the regulations promulgated thereunder, as well as interpretations thereof and official promulgations by the Commodity Futures Trading Commission (“CFTC”), which oversees the CEA, may impact the classification of bitcoins and therefore may subject them to additional regulatory oversight by the CFTC.

Presently, bitcoin derivatives are not excluded from the definition of a “commodity future” by the CFTC. We cannot be certain as to how future regulatory developments will impact the treatment of bitcoins under the law. Bitcoins have been deemed to fall within the definition of a commodity and, we may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, we may be required to register as a commodity pool operator or as a commodity pool with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to curtail our U.S. operations. Any such action would be expected to materially adversely affect our operations. As of the date of this report, no CFTC orders or rulings are applicable to our business.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many bitcoin networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the bitcoin ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

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

Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or the SEC, it is unclear how companies may in the future be required to account for bitcoin transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

There are risks related to technological obsolescence, the vulnerability of the global supply chain for bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies are lower than the price of a bitcoin. As our mining facility operates, our miners experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. To date, we have purchased second-hand miners from third parties. The degradation of our miners will require us to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that miner manufacturer or seller adjusts the prices of its miners according to bitcoin prices, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain miners and other hardware from third parties at premium prices, to the extent they are available. This upgrading process requires substantial capital investment, and we may face challenges. Further, the global supply chain for bitcoin miners is presently heavily dependent on China, which has been severely affected by the emergence of the COVID-19 coronavirus global pandemic. The global reliance on China as a main supplier of bitcoin miners has been called into question in the wake of the COVID-19 pandemic. Should similar outbreaks or other disruptions to the China-based global supply chain for bitcoin hardware occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners from the manufacturer or third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy, which could have a material adverse effect on our business and the value of our Ordinary Shares.

The bitcoin for which we mine, is subject to halving; the bitcoin reward for successfully uncovering a block will halve several times in the future and their value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The next halving for bitcoin occurred in May 2020 at block 630,000 when the reward was reduced to 6.25. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While bitcoin prices have had a history of price fluctuations around the halving of its bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

Our future success will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.

Our operating results will depend in large part upon the value of bitcoin because it’s the sole cryptocurrency we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our strategy currently focuses entirely on bitcoin (as opposed to other cryptocurrencies). Further, our current application-specific integrated circuit (“ASIC”) machines (which we refer to as “miners”) are principally utilized for mining bitcoin and bitcoin cash and cannot mine other cryptocurrencies, such as ether, that are not mined utilizing the “SHA-256 algorithm.” If other cryptocurrencies were to achieve acceptance at the expense of bitcoin or bitcoin cash causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

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

To the extent that a significant majority of users and miners on a bitcoin network install software that changes the bitcoin network or properties of a bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin, the bitcoin network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the bitcoin network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the bitcoin running in parallel yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a bitcoin, blockchains with the greatest amount of hashing power contributed by miners or validators; or blockchains with the longest chain. A fork in the network of a particular bitcoin could adversely affect an investment in our Company or our ability to operate.

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

Over the past several years, bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital for the acquisition of this hardware, the leasing of operating space (often in data centers or warehousing facilities), incurring of electricity costs and the employment of technicians to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior miners and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of bitcoin. To the extent the price of bitcoin declines and such profit margin is constrained, professionalized miners are incentivized to more immediately sell bitcoin earned from mining operations, whereas it is believed that individual miners in past years were more likely to hold newly mined bitcoin for more extended periods. The immediate selling of newly mined bitcoin greatly increases the trading volume of bitcoin, creating downward pressure on the market price of bitcoin rewards.

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

The operation of a bitcoin or other bitcoin mine can require massive amounts of electrical power. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. According to PRC Provisions on Supply and Use of Electricity (revised in 2019), excessive use of electricity or failure to use electricity in accordance with the contract may result in stop of the power supply. Additionally, our miners could be materially adversely affected by a power outage. PRC Electricity Law forbids users to build power plants without permission of Electric Department of the State Council. Given the power requirement, it would not be feasible to run miners on back-up power generators or purchase power from personal power plant in the event of a government restriction on electricity or a power outage.

Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for bitcoin mining activities in that jurisdiction. In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for bitcoin mining activities or government measures restricting or prohibiting the use of electricity for bitcoin mining activities.

If the award of bitcoin rewards, for us primarily bitcoin for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability worsens. Decreased use and demand for bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. For instance, the current fixed reward for solving a new block on the bitcoin blockchain is twelve and a half bitcoin currency rewards per block, which decreased from 25 bitcoins in July 2016 to 12.5 and from 12.5 bitcoins to 6.25 in May 2020. It is estimated that it will halve again in about three years. This reduction may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

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

Risk Related to The Car Rental Business

Our proposed car rental business in the U.S. is particularly sensitive to reductions in the levels of airline passenger travel, and any lasting reductions in air travel as a result of COVID-19 could materially adversely our business strategy.

The car rental industry in the U.S. has been severely impacted by reductions in airline passenger traffic as a result of the coronavirus. While we believe that we will be able to implement our business strategy at favorable purchase prices there can be no assurance that the industry will return to anywhere normal conditions in the near future. Further reductions in levels of air travel, whether caused by general economic conditions, airfare increases (such as due to capacity reductions or increases in fuel costs borne by commercial airlines) or other events (such as work stoppages, military conflicts, terrorist incidents, natural disasters, epidemic diseases, or the response of governments to any of these events) could materially adversely affect us in the future.

We will face intense competition in the car rental business that may lead to downward pricing or an inability to increase prices.

The car rental market in which we expect to operate in the U.S. is highly competitive. We believe that price is the primary competitive factor in the car rental market and that the Internet has enabled cost-conscious customers, including business travelers, to more easily compare rates available from rental companies. If we try to increase our pricing, our competitors, most of which are expected to have greater resources and better access to capital than us, may seek to compete aggressively on the basis of pricing. In addition, our competitors may reduce prices in order to attempt to gain a competitive advantage or to compensate for declines in rental activity. To the extent we do not match or remain within a reasonable competitive margin of our competitors’ pricing, our revenues and results of operations could be materially adversely affected. If competitive pressures lead us to match any of our competitors’ downward pricing and we are not able to reduce our operating costs, then our margins, results of operations and cash flows could be materially adversely impacted.

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

Our cars may be subject to safety recalls by their manufacturers. A recall may cause us to retrieve cars from renters and decline to rent recalled cars until we can arrange for the steps described in the recall to be taken. We could also face liability claims if a recall affects cars that we have sold. If a large number of cars are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to rent recalled cars for a significant period of time. Those types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our vehicles and could also result in the loss of business to our competitors. Depending on the severity of any recall, it could materially adversely affect our revenues, create customer service problems, reduce the residual value of the recalled cars and harm our general reputation.

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

Changes in the U.S. legal and regulatory environment that affect our proposed operations, including laws and regulations relating to taxes, automobile-related liability, insurance rates, insurance products, consumer privacy, data security, employment matters, cost and fee recovery and the banking and financing industry could disrupt our proposed business, increase our expenses or otherwise have a material adverse effect on our results of operations.

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

Risks Involving Intellectual Property

Bitcoin and bitcoin mining are software related

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

Our internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our internal systems rely on software that is highly technical and complex. In addition, our internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business-Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Risks Related to Doing Business in China

Pursuant to laws and regulations of PRC, there are two ways for foreign legal persons/entities to engaging in operation activities within the territory of China: the first, to establish a foreign-invested enterprise, which is incorporated according to Foreign Investment Law of PRC, within the territory of China and is wholly or partly invested by a foreign investor. The organization form, institutional framework and standard of conduct of a foreign-invested enterprise shall be subject to the provisions of the Company Law of the PRC and the Partnership Enterprise Law of the PRC and other law related regulations; or the second, to complete the approval and registration procedures with the relevant regulatory authorities in accordance with the provisions of Administrative Measures for the Registration of Enterprises of Foreign Countries (Regions) Engaging in Production and Operation Activities within the Territory of China (Revised in 2020), or Order No.31.

Policy risk of foreign investment in China.

The Chinese government shall implement the management systems of pre-establishment national treatment and negative list for foreign investment. Pre-establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts; negative list refers to special administrative measures for the access of foreign investment in specific fields as stipulated by the State. The Chinese government shall give national treatment to foreign investment beyond the negative list.

Pursuant to the Special Administrative Measures for Access of Foreign Investment (2020 Edition), or the 2020 Edition Negative list, issued by The Ministry of Commerce of the PRC (the “MOFCOM”) and the NDRC on June 23, 2020 which came into effect on July 23, 2020, our business does not fall into the negative list and is permitted for foreign investment as of the date hereof. The Negative list will be revised from time to time. If the industries in which we operate are included on the negative list, our business in China will be adversely affected accordingly.

Foreign company engaged in profit-making activities in China.

According to Order No.31,foreign enterprises engaged in profit-making activities in China shall apply to the provincial market regulatory administration, or the registration authorities, for registration upon the approval of the State Council and the competent agencies authorized by the State Council, or the approving authorities; without the approval of the approving authorities and the registration approval of the registration authorities, the foreign enterprises may not conduct any production and operation activities within the territory of China. Without the approval of the approving authorities and the registration of registration authorities, foreign enterprise engaging in profit-making activities authority may be imposed penalties such as warning, fine, confiscation of illegal income, suspension of business for rectification on a case-by-case basis.

At present, our business in China is not carried out through any Chinese subsidiaries. In Xinjiang, Yunnan and Sichuan China, we make profits from mining equipment stored in facilities directly leased by Bit Digital Hong Kong. Bit Digital Hong Kong does not provide cloud mining services or similar services to any third parties.

Given the business mode of Bit Digital Hong Kong, the provincial approval of the State Council’s department in charge of the information industry or the telecommunications administration authority is not a prerequisite for registration. As PRC laws and policies are subject to change, we have initiated the process of forming a subsidiary in PRC. Bit Digital Hong Kong has not obtained business licenses in relevant provinces yet, which may lead to a punishment of warning, fine, confiscation of income and/or suspension of business for rectification.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

The majority of our current operations are located in PRC, although we are shipping miners to the United States and our bitcoin mining business is worldwide. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, and in particular in 2020 as a result of COVID-19, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

China is one of the jurisdictions to implement strict foreign exchange control. As a matter of fact, the free flow of bitcoin blurs the boundary of foreign exchange control. in some public speeches, officials of the Chinese State Administration of Foreign Exchange, or SAFE have expressed concerns about the challenges of cryptocurrency to foreign exchange control. In the event regulators believe that the circulation of bitcoin has a significant adverse impact on financial security, they may restrict the trading of bitcoin and the mining business in its jurisdiction.

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

In addition to the unified policies at the national level, the attitudes of the Chinese local or provincial governments towards mining enterprises have also changed from time to time. In recent years, local governments in Sichuan and Xinjiang have taken action to inspect and clean up mining enterprises in their jurisdictions. The government of Inner Mongolia Autonomous Region has banned cryptocurrency mining in order to constrain growth in energy consumption. The sharp rise in bitcoin prices this year results in increase of mining activity and electricity consumption, which may draw further attention and trigger new regulatory measures by local governments.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed under “Business- Regulation” and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

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

Some of our shareholders, who directly or indirectly hold shares in our Company and who were known to us as being PRC residents, have completed the foreign exchange registrations required in connection with our recent corporate restructuring. The remaining shareholders who directly or indirectly hold shares in our Company and who are known to us as being PRC residents are currently processing such registrations.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations because our company is an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions. See “Regulation — Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, (partly amended) which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on the indirect transfer of equity in the past and potential acquisitions we may pursue in the future.

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

Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. SAT Circular 698 was repealed from the date SAT Circular 37 was enacted.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Circular 7 and/or SAT Circular 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

To date, substantially all of our revenues and expenditures have been denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Our reporting currency is the U.S. dollar while the functional currency for our future PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We have received substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our future PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Therefore, the Company’s ability to support its operating and capital expenditure commitments will depend upon its obtaining approval from or registration with appropriate governmental authorities. The PRC government may also at its discretion restrict access in the future to foreign currencies or current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Risks Related to Our Ordinary Shares

The trading price of our Ordinary Shares is subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-bitcoin assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or blockchains generally, factors over which we have little or no influence or control.

Other factors which could cause volatility in the market price of our Ordinary Shares include, but are not limited to:

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

In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of the issuer. These broad market fluctuations may negatively impact the price or liquidity of our common stock. When the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer, and we have been impacted in that way. See “Business- Legal Proceedings, “We, and some of our current and former officers and directors, have been named as parties to various lawsuits arising out of, or related to, allegedly false and misleading statements made in prior securities filings, and those lawsuits could adversely affect us, require significant management time and attention, result in significant legal expenses or damages, and cause our business, financial condition, results of operations and cash flows to suffer.”

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements.

Our Ordinary Shares are currently traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per ordinary share. The closing bid price of our Ordinary Shares fell below $1.00 per share for 30 consecutive trading days, so we were not in compliance with Nasdaq’s rules for listing standards. Although we regained compliance, there can be no assurance we will continue to meet the minimum bid price requirements or any other requirements in the future, in which case our Ordinary Shares could be delisted.

In the event that our Ordinary Shares are delisted from Nasdaq and is not eligible for quotation or listing on another market or exchange, trading of our Ordinary Shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTC. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our Ordinary Shares and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. In addition, our ability to raise additional capital may be severely impacted, which may negatively affect our plans and the results of our operations.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain or maintain analyst coverage in the future. Any analysts that do cover us may make adverse recommendations regarding our stock, adversely change their recommendations from time to time and/or provide more favorable relative recommendations about our competitors. If analysts who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose (or never gain) visibility in the financial markets, which in turn could cause the stock price of our common stock or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our Company may change their recommendations regarding our Company and our stock price could decline.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may become “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

We are defendants in securities class actions litigation which could result in substantial costs and liabilities.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. On January 20, 2021 and January 26, 2021, securities class action lawsuits were filed against the Company and its Chief Executive Officer and Chief Financial Officer. The class action is on behalf of persons that purchased or acquired our Ordinary Shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock as well as the price of bitcoin. The complaint is based solely upon a research article issued on January 11, 2021, which contained false claims and was responded to by the Company in a press release filed on Form 6-K on January 19, 2021. Nevertheless, this securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources. See “Item 4. Information on the Company – Legal Proceedings.”

Two former members of our management team have substantial shareholdings in our Company and their interests may not be aligned with the interests of our other shareholders

Mr. Zeng, our former chief executive officer and chairman and Mr. Liu, a former member of our Board of Director, beneficially own approximately 5.1% and 13.0%, respectively, of our Ordinary Shares. Neither shareholder has any involvement in the management of the Company or the decisions of the Board of Directors, However, as a result of their significant shareholdings, Mr. Zeng and Mr. Liu may have influence over decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. They may take action that is not in the best interests of us or our other shareholders This concentration of ownership may discourage, delay our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of the sale of our Company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities see “Principal Shareholders.”

There is uncertainty to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries.

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

As of December 31, 2020, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

●	We file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. Accordingly, our shareholders may not have access to certain information they may deem important.

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

Depending on the amount of any assets held for the production of passive income, it is possible that, for any taxable year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

We incur significant costs as a result of being a public company and will, particularly after we cease to qualify as an “emerging growth company”

We incur significant legal, account and other expenses as a public company. The Sarbanes-Oxley Ac of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) ending December 31, 2023, or (b) in which we have a total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated file, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revising accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associates with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the bitcoin mining business through its wholly owned subsidiaries in the United States, Hong Kong and commencing in 2021 in Canada. Previously, we were primarily an online finance marketplace, or “peer-to-peer” lending company, in China that provided borrowers access to loans. On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau announced on its website that it had conducted investigations against Shanghai Dianniu Internet Finance Information Service Co., Ltd., which was a variable interest entity (“VIE”) of the Company, for suspected illegal collection of public deposits. Hence, the Company’s management decided to temporarily suspend the “peer-to-peer” lending business in the fourth quarter of 2019. As of the report date, the final outcome of investigation was still not published and the impact could not be estimated. See “Legal Proceedings.” Pursuant to a Share Purchase Agreement dated September 8, 2020, the Company sold its subsidiary Point Cattle Holdings Limited and its subsidiaries and VIEs to an unaffiliated third party and the operations of its peer-to-peer lending business were classified as discontinued operations.

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

On June 3, 2019, Golden Bull USA, Inc. was incorporated in the State of New York, as a wholly-owned subsidiary of the Company. This entity was formed to develop a car rental business in the United States, which has been put on hold as a result of the Covid-19 pandemic.

In October 2019, the Company decided to enter the bitcoin mining business and commenced operations in February 2020.

On April 8, 2020 the Company acquired Bit Digital Hong Kong Limited (“Bit Digital Hong Kong”) (formerly known as XMAX Chain Limited), as a wholly-owned subsidiary in Hong Kong. Bit Digital Hong Kong was purchased from an unaffiliated third party. Management determined that Bit Digital Hong Kong was formed in March 2018 under the name XMAX Chain Limited.

On May 8, 2020, the Company completed the sale of 6,500,000 Ordinary Shares at $0.40 per share for gross proceeds of $2,600,000. On July 6, 2020, the Company completed the sale of 21,500,000 Ordinary Shares at $0.80 per share for gross proceeds of $17,200,000. The proceeds from both private placements were used mainly to purchase bitcoin miners.

On August 7, 2020, the Company changed its Nasdaq trading symbol to “BTBT”. On September 14, 2020, the Company officially changed its name from “Golden Bull Limited” to “Bit Digital, Inc.”, which management believed more closely reflects the Company’s bitcoin mining business.

On September 1, 2020, the Company formed Bit Digital USA Inc. (“BT USA”), as a wholly-owned Delaware subsidiary in order to conduct its bitcoin mining business in the U.S.

On September 8, 2020, the Board approved the disposal of Point Cattle Holdings Limited, a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC. Upon the sale, we discontinued our peer-to-peer lending business and the car rental business in the PRC (“discontinued operations”), and the subsidiaries and VIEs in the PRC engaging in the discontinued operations have no relationship with the Company. On the same date, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration.

On September 10, 2020, the Cayman Islands recorded the Certification of Incorporation on Change of Name, officially changing the Company’s name to “Bit Digital, Inc.” which the Company’s management believes provided a focused corporate image that more closely reflects the operating bitcoin mining business.

On December 3, 2020, the Company closed an asset acquisition of bitcoin miners with total hash rate of 1,003.5 Ph/s, worth of $13,902,742, at a consideration of issuance of an aggregate of 4,344,603 Ordinary Shares, par value $0.01 per share, at a per share price of $3.20.

On February 23, 2021, the Company formed Bit Digital Canada Inc., a Government of Alberta, Canada corporation as a wholly-owned subsidiary to conduct its bitcoin mining operations in Canada.

After our acquisition of Bit Digital Hong Kong and the formation of U.S. and Canada entities for operations of bitcoin mining and the disposal of old operations of peer-to-peer lending business and related legal entities, the Company is a Cayman entity with one Hong Kong subsidiary, Bit Digital Hong Kong, two U.S. subsidiaries, and one Canadian subsidiary with no subsidiary or VIE legal entities in mainland China.

All of the bitcoin mining operations in mainland China are conducted by Bit Digital Hong Kong. As of the rep date, we have been advised by PRC counsel that, although some provincial or local governments of PRC issued special limitations to bitcoin mining operations and other local governments of PRC may issue similar limitations in the future, the bitcoin mining operations in mainland China are not prohibited by the existing PRC laws enacted by the National People’s Congress and its Standing Committee and PRC administrative regulations enacted by the State Council publicly available. Notwithstanding that fact, as PRC laws and policies are subject to change, we have initiated the process of forming a subsidiary in PRC.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	Our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals, and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at 33 Irving Place, New York, New York 10003. Our telephone number at this address is 1-347-328-3680. Our office in Hong Kong is located at Room 3603, Tower 2 Metro Plaza, Hong Kong, China. Our telephone number at that address is +(86)-021-61659027. Our registered office in the Cayman Islands is located at Corporate Filing Services Ltd., 3rd Floor, Harbour Centre, 103 South Church Street, George Town, Grand Cayman, KY 1-1002, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company, 19 West 44th Street, Suite 201, New York, NY 10036. The Company’s legal advisers are as follows: in the PRC: Merits & Tree Law Offices,5th Fl., Raffles City, Beijing Office Tower, No.1 Dongzhimen South Street, Dongcheng District, Beijing 100007, PRC; in the Cayman Islands: Harney Westwood & Riegels, 3rd Floor, Harbour Place, 103 South Church Street, PO Box 10240, KY1-1002, Grand Cayman, Cayman Islands; and in the United States: Davidoff Hutcher & Citron LLP, 605 Third Ave, New York, NY 10158. Our Auditors are: Audit Alliance, LLP, 20 Maxwell Road #11-09, Maxwell House, Singapore 069113. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Capital Expenditures

For the years ended December 31, 2020, 2019 and 2018, we incurred capital expenditures of approximately $2.05 million, $0.92 million and $3.33 million, respectively, among which we incurred $4.5 million, $nil million and $nil for purchases of computers for our bitcoin mining business. These capital expenditures were financed by cash provided by operating and financing activities.

We expect that our capital expenditures in fiscal year 2021 will be incurred primarily in connection with the purchase of bitcoin mining machines, additional computer equipment and IT server to support our services.

Bitcoin Mining

Operations of bitcoin mining

In view of the widespread adoption of blockchain technology and bitcoin worldwide the Company determined to enter the bitcoin mining industry, which is focused on the production of bitcoin. We commenced investigation of the business in August 2019 and found that bitcoin mining is believed to be profitable and our business plan is viable. In October 2019 the Company decided to implement its business strategy with the temporary suspension of its existing P2P lending business. Mr. Erke Huang then joined the Company as CFO and a director. Prior to joining the Company, he served as investment director in a venture capital fund in Shenzhen, China and invested in well-known blockchain technology projects. Mr. Huang brings experience ranging from miner supply to mining “farm” hosting to execute the Company’s bitcoin mining business plan. We believe the Company can achieve a discount on miner acquisition cost through bulk purchase and the Company has also sourced a stable and cheap electricity supply. We have also assembled an experienced operations team to manage and maintain the daily operations of miners for stable and predictable bitcoin production.

The Company operates, through its partnerships with third party hosting firms, bitcoin mining facilities for the sole purpose of mining bitcoin. Our facilities and mining platform are operating with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. During the second and third quarters of 2020, the Company purchased 22,869 second-hand bitcoin miners from non-affiliated persons for aggregate consideration of $18,759,770. In December 2020, we closed an asset acquisition of 17,996 second-hand bitcoin miners with total hash rate of 1,003.5 Ph/s, valued at $13,902,742, for consideration of issuance of an aggregate of 4,344,603 common shares, par value $0.01 per share, at a per share price of $3.20. The closing of the acquisition increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being fully deployed, the total energy efficiency is expected to be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%, consuming 124 megawatts of power.

As of March 26, 2021, we had a total of 41,226 miners, including 7,025 Antminer S17+, 195 Antminer S17E, 32 Antminer S17Pro, 205 Antminer S19Pro, 800 Antminer T3, 9,110 Antminer T17, 256 Antminer T17+, 2,200 Whatsminer M10, 4,125 Whatsminer M20S, 16,917 Whatsminer M21S, 261 Whatsminer M30S and 100 Whatsminer M31S, located in Xinjiang, Sichuan Province and Yunnan Province in China, and in the State of Texas (“Texas”), the State of Nebraska (“Nebraska”) and the State of Georgia (“Georgia”) in the United States.

As of March 26, 2021, in Xinjiang we had 24,108 bitcoin miners; in Sichuan Province, we had 3,650 miners; in Yunnan Province we had 3,200 miners; in Nebraska we had 5,081 miners, in Texas we had 100 miners and in Georgia we had 100 miners. There are 4,987 bitcoin miners in transit to Xinjiang. Among them, we shipped a batch of 2,000 S17+ miners from Yunnan Province, PRC to Nebraska, U.S. and purchased 100 Antminer S19Pro shipped directly to Georgia and 261 Whatsminer M30S shipped to Nebraska in early February 2021. The total hash rate of all the 41,226 miners has increased to 2,432.5 Ph/s.

However, as a common practice in the mining industry in China, we may migrate our miners within the above locations on a seasonal basis depending on water and electricity availability and cost. We had already migrated our miners from Inner Mongolia to Xinjiang since the government of China’s Inner Mongolia announced a solicitation on February 25, 2021 of banning cryptocurrency mining facilities which it did in March 2021 to allow for energy conservation. The Company is currently evaluating plans to make more purchases to increase our total mining hash, conditioned upon our raising the required funds.

In addition, in February through March 2021, we ordered an additional 3,300 bitcoin miners in transit, including 556 Antminer S17+, 141Antminer S17, 1,311 Antminer S17Pro, 7 Antminer S17e, 280 Avalon A1246, 50 VM V1 and 955 Whatsminer M30S for a total purchase price of $13,770,051. The total hash rate of these new purchased 3,300 bitcoin miners will not be less than 207,548 Th/s and they are expected to be installed in the U.S. by the end of April 2021.

Performance Metrics of bitcoin mining

The Company operates mining hardware which performs computational operations in support of the bitcoin blockchain network measured in “hash rate” or “hashes per second.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (CPU) of a computer to mine various forms of bitcoin. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (GPU), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by Application Specific Integrated Circuits (ASIC) chips like those found in the miners currently utilized by the Company at its mining facilities. These ASIC chips are designed specifically to maximize the rate of hashing operations.

The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest MicroBT M31S miner performs in the range of 76 terahash per second (TH/s) per unit, MicroBT M21S miner in the range of 50 - 58 TH/s per unit, M20S performs in the range of 64 - 68 TH/s per unit, M10 performs in the range of 31 – 35 TH/s per unit; Bitmain S19Pro performs with a maximum hashrate of 110 TH/s per unit, Bitmain S17Pro performs 53 TH/s per unit, Bitmain S17+ performs in the range of 58-73 TH/s per unit, Bitmain S17E performs in the range of 56-64 TH/s per unit, Bitmain T17+ performs with a maximum hashrate of 64 TH/s per unit, Innosilicon T17 performs in the range of 40-50 TH/s per unit and Innosilicon T3 performs in the range of 41 – 45 TH/s per unit. These mining hardware are on the cutting edge of available mining equipment; however, advances and improvements to the technology are ongoing and may be available in quantities to the market in the future which may affect our perceived position.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for bitcoin was in May 2020 at block 630,000 when the reward was reduced to 6.25. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected to occur around the year of 2140.

Network Hash Rate and Difficulty

In cryptocurrency mining, “hash rate” is a measure of the processing speed by a mining computer for a specific coin. An individual mining company such as Bit Digital has a total company hash rate of its miners seeking to mine a specific coin, and system wide there is a total hash rate of all miners seeking to mine each specific coin. A higher total hash rate of a specific mining company, as a percentage of the system wide total hash rate, generally results over time in a correspondingly higher success rate in coin rewards as compared to miners with lower hash rates.

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

Mining pools are subject to various risks such as disruption and down time. Bit Digital has internally created software that monitors its hashing performance and reward rates to monitor credits for our contributed hashing power. In the event that a pool experiences down time or is not yielding returns, our results may be impacted.

Mining Facilities

We have not signed leases for bitcoin mining facilities. In order to achieve lower utility costs, the mining facilities are maintained by our third -party suppliers.

The bitcoin mining facilities in China are maintained by three Hong Kong suppliers. Since July 2020, the Company, through Bit Digital Hong Kong, its wholly owned subsidiary in Hong Kong, entered into Hosting Service Agreements with three third-parties. Each of the hosting service agreements are for a one-year term. The three suppliers are responsible for installing the mining facilities, providing ad-hoc on-site IT consulting, maintenance and repair and other services to ensure the operation of mining facilities.

The facilities in Nebraska are maintained by Compute North, LLC. In September 2020, Bit Digital USA, Inc., a wholly-owned U.S. subsidiary, entered into a Hosting Service Agreement with Compute North, LLC, an industry leader in large-scale computing infrastructure with headquarters in Minnesota. Compute North provides bitcoin mining colocation services at their Nebraska data center and handles the management of the Company’s mining equipment, which has and is expected to save the Company operating utilities and rent costs. The Hosting Service Agreement is for a one-year term automatically renewable for additional one-year terms unless terminated on prior written notice. Compute North provides maintenance support, power equipment, broadcast network support, security monitoring, maintenance management and troubleshooting. The Company is responsible for repair and maintenance, and if it needs Compute North’s services, it will pay Compute North for such services. Compute North is otherwise paid according to actual power consumption. Compute North shall conduct daily monitoring of the miners to guarantee stable operation with certain exceptions for failures beyond their control. The facilities in Texas are similarly maintained by Compute North as well.

All of our miners own exclusive serial numbers (SN) distinguished from any other miners and are used for warranty control. The miners can be monitored or checked by our operations and finance team at any time to determine the miners’ working status.

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

Our competitors in bitcoin mining include Overstock.com Inc; Bitcoin Investment Trust; Blockchain Industries, Inc; (formerly Omni Global Technologies, Inc.); Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd); DMG Blockchain Solutions Inc; Hive Blockchain Technologies Inc; Hut 8 Mining Corp; HashChain Technology, Inc; MGT Capital Investments, Inc; DPW Holdings, Inc; Layer1 Technologies, LLC; Northern Data AG; Riot Blockchain, Inc; Marathon Digital Holdings. The bitcoin industry is a highly competitive and rapidly changing industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future. For more information regarding those risk factors known to us, see the section entitled “Risk Factors” herein.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance.

Legal Proceedings

Except as set forth herein, we are not currently a party to any material legal or administrative proceedings. On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it conducted its investigation against Shanghai Dianniu Internet Finance Information Service Co. Ltd, the Company’s former variable interest entity (VIE) which was engaged in P2P business for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least 6 suspects. On March 24, 2020, the Bureau updated the announcement that it transferred 7 suspects to the procuratorates for criminal prosecution and took criminal enforcement measures against other 14 suspects, and our former Chief Executive Officer is still online hunting. While the Company has not been subject to any enforcement actions, the Company’s current management believes that its former Chief Financial Officer and a Director, as well as members of the VIE’s management, may have been the subject of these proceedings. As of the date of this report, the final outcome of the investigation was still not published and the impact could not be estimated. Pursuant to a Share Purchase Agreement dated September 8, 2020, the Company sold its subsidiary Point Cattle Holdings Limited and its subsidiaries and VIEs to an unaffiliated third party and the operations of its peer-to-peer lending business were classified as discontinued operations.

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed on January 26, 2021, substantially identical, titled Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00721) (U.S.D.C. S.D.N.Y.). Several  other related cases have since been filed seeking lead plaintiff status. The class action is on behalf of persons that purchased or acquired our Ordinary Shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. We intend to seek dismissal of the lawsuits and will vigorously defend the action.

We have appointed Corporation Service Company, located at 19 West 44th Street, Suite 201, New York, New York 10036, as our agent upon whom service may be served in any action brought against us under the securities laws of the United States.

Regulations

U.S. Government Regulation

U.S. government regulation of blockchain and cryptocurrency is being actively considered by the United States federal government via its agencies and regulatory bodies, as well as similar entities in other countries and transnational organizations, such as the European Union. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called “Initial Coin Offerings”) and has made statements and official promulgations as to the status of certain cryptocurrencies as “securities” subject to regulation by the SEC.

The SEC has taken the position that while bitcoin may be deemed to be a currency and not a security, other cryptocurrencies may still be deemed to be securities. Therefore, while we do not believe any U.S. or State regulatory body has taken any action or position adverse to our sole cryptocurrency, bitcoin, with respect to its production, sale, and use as a medium of exchange, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability. As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities. For additional discussion regarding our belief about the potential risks existing and future regulation poses to our business, see the Section entitled “Risk Factors” herein and in our other SEC filings, which are incorporated by reference herein.

Intellectual Property

We actively use specific hardware and software for our cryptocurrency mining operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, we intend to adhere to the terms of any license agreements that may be in place.

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

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. As part of our discontinued operations, we formerly provided a platform for borrowers and lenders, but the Company was not a party to the loans facilitated through our platform. In addition, we did not directly receive any funds from lenders in our own accounts as funds loaned through our platform were deposited into and settled by a third-party custody account managed by Bank of Shangrao, a reputable third-party service provider. In November 2018, we completed the transition from the custodian system of Bank of Shanghai to the custodian system of Bank of Shangrao. Since then, we had cooperated only with Bank of Shangrao as our custodian for better compliance, as it was one of the twenty-five banks that passed the test of individual network lending funds depository system, according to a report released by The National Internet Finance Association of China (NIFA) on September 20, 2018. We have terminated contractual arrangements in relation to our VIE; hence, we no longer control any entity which operates a P2P lending business.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations. According to the PRC Anti-money Laundering Law, the scope of the special non-financial institutions subject to the performance of the duties of anti-money laundering, the duties to be performed by them and the specific measures for their regulatory shall be formulated by the competent administrative authority of anti-money laundering under the State Council jointly with the relevant departments of the State Council.

Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation)(the “Measures for AML and CTF”), which became effective in January 2019, provides that institutions established within the territory of the PRC to legally carry out internet finance business, upon approval of, or after filing a record with, the department with the authority, shall be governed by the Measures for AML and CTF. Internet finance institutions governed by the Measures for AML and CTF is a new-type financial business model under which internet-based technologies and information communication technologies are employed to make possible fund financing, payments, investments and information intermediary services.

According to the Measures for AML and CTF, the entity that subject to AML and CTF obligations has two elements: (1) the entity is established in China with the approval or filing of the authorities; (2) the entity operates Internet financial business. Internet finance institutions including online payment, P2P lending, P2P lending information intermediary services, equity crowdfunding financing, internet fund sale, internet insurance, internet trust and internet consumption finance etc. naturally become the subject of Anti-money Laundering and Counter-terrorism Financing obligations under the Measures for AML and CTF.

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

In addition, Guiding Opinions on Promoting the Healthy Development of Internet Finance (“Guiding Opinions”) jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including peer-to-peer lending platforms, to improve technology security standards, and safeguard customer and transaction information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

Cybersecurity Law of the PRC became effective on June 1, 2017, which shall apply to the construction, operation, maintenance and use of the network as well as the supervision and administration of the cybersecurity within the territory of the PRC.

The Cyber Security Protection Bureau of the Ministry of Public Security issued Guideline for Internet Personal Information Security Protection (Draft for Comment), which intends to guide Internet enterprises to establish and improve the management system and technical measures of personal information security protection, and provide feasible solutions and system design for the implementation of the Cybersecurity Law and the practical solution to the practical problems in the complex network environment.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An Internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Guiding Opinions also prohibit internet finance service providers, including online peer-to-peer lending platforms, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

According to Cybersecurity Law of the PRC, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses, telephone numbers, and other similar information.

The National Standard Entitled Information Security Technology-Personal Information Security Specifications (GB/T 35273-2017, “Personal Information Security Specification”) implemented by National Information Security Standardization Technical Committee on May 1, 2018, further defines the connotation and extension of “sensitive personal information”. The Circular on Seeking Comments on the National Standard Entitled Information Security Technology - Personal Information Security Specifications (Draft), or the Personal Information Security Specification (draft) released on February 1, 2019 has made fine adjustment on the connation of personal sensitive information in the Personal Information Security Specification. According to the Personal Information Security Specification (draft), personal sensitive information means the personal information that may cause harm to personal or property security or is very likely to result in damage to an individual’s personal reputation or physical or mental health or give rise to discriminatory treatment, once it is leaked, unlawfully provided or abused.

On October 21, 2020, the Standing Committee of the National People’s Congress solicited comments Sought on the Personal Information Protection Law (Draft),which provides personal information handling shall have a clear and reasonable purpose, and shall be limited to the minimum scope required for achieving the purpose of handling; any personal information handling that is irrelevant to the purpose of handling shall not be conducted; personal information handling shall be conducted in line with the principles of openness and transparency, and the rules on personal information handling shall be explicitly publicized.

On June 3, 2020, the Standing Committee of the National People’s Congress solicited comments on the Data Security Law (Draft), which provides that organizations and individuals operate data activities in China shall take necessary measures to effectively protect and legally utilize data and maintain their security capability continuously.

Previously, in operating our online consumer finance marketplace, we collected certain personal information from borrowers and lenders, and also shared the information with our business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and lenders over our marketplace. We had obtained consent from the borrowers and lenders on our marketplace to collect and use their personal information and had also established information security systems to protect the user information and privacy.

Regulations Relating to Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if nonresident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the State Administration of Taxation promulgated the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers or Circular 35, which became effective on January1, 2020. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Regulations Relating to Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

In July 2014, SAFE issued SAFE Circular 36, which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. However, our PRC subsidiary is not established within the designated areas. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In October 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28, canceling the restrictions on foreign exchange capital and domestic equity investment of non-investment foreign investment enterprises.

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

Regulations relating to foreign investment

The Foreign Investment Law and 2020 Edition Negative list

In March 2019, the Standing Committee of the National People’s Congress of the PRC passed the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which came into effect on January 1, 2020. Among other things, the Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted by foreign individuals, enterprises and other organizations, or the Foreign Investors, in a direct or indirect manner. The PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry national treatment together with a negative list, to be specific, the Foreign Investors are prohibited from making any investments in the fields catalogued into prohibited industries for foreign investment based on the negative list, while they are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the negative list have been satisfied; when the Foreign Investors make investments in the fields other than those included in the negative list, the national treatment principle shall apply.

Pursuant to the 2020 Edition Negative list, our business does not fall into the negative list and is permitted for foreign investment currently.

Foreign Investment in Value-Added Telecommunication Services

According to Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016) promulgated by the State Council and Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition) promulgated by National Development and Reform Commission and Ministry of Commerce, the proportion of capital contributed by the foreign investor(s) in a foreign-invested telecommunications enterprise that is engaged in value-added telecommunications services (excluding e-commerce business, domestic multi-party communications, store-and-forward and call centers) shall not ultimately exceed 50%. The major foreign investor in a foreign-invested telecommunications enterprise that is engaged in value-added telecommunications business is required to have a record of good performance and operating experience in managing value-added telecommunications business.

Subject to the above regulations, if the Company intends to operate value-added telecommunication business in PRC, either we establish a joint venture with an eligible Chinese organization or control a qualified Variable Interest Entity.

Regulations and Government Policies Relating to Bitcoin and Blockchain Industries

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on the Prevention of Risks from Bitcoin, or the Circular 289, jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on December 3, 2013, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular 289 also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

According to Announcement of the People’s Bank of China, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Initial Coin Offerings (ICO) Risks, or the Announcement, promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, activities of offering and financing of tokens, all so-called token trading platform should not (i) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (ii) trade or trade the tokens or “virtual currencies” as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens.

There is no prohibition under PRC laws and regulations currently in effect on the possession of Bitcoin by PRC citizens and organizations. Although the attitudes of the Chinese local or provincial governments towards bitcoin mining change from time to time, purchase and running of computing hardware by PRC citizens or organizations for the purpose of Bitcoin mining in China do not violate any PRC laws enacted by the National People’s Congress of the PRC and its Standing Committee or administrative regulations enacted by the State Council of the PRC which are effective as of the date hereof.

Pursuant to Administrative Provisions on Block Chain Information Services promulgated by Cyberspace Administration of China, which came into force as of February 15, 2019, the subjects or nodes providing the public with block chain information services, as well as the institutions or organizations providing the subjects of block chain information services with technical support, or the blockchain information service providers, shall fulfill the responsibility for information content security management, and establish and improve management systems on user registration, information review, emergency response and security protection. A blockchain information service providers, shall, within ten working days of its provision of such service, fill in such information as the name of the service provider, service category, form of services, application areas, and address of the server, via the Block Chain Information Service Record-filing Administration System of the Cyberspace Administration of China, to handle record-filing formalities. The entities operating mining pools which provides services to third parties should complete the filing.

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

Employees

We have retained six (6) employees, including our interim Chief Executive Officer and Chief Financial Officer, Erke Huang, two other Senior Executives to be announced, a Vice President of North American Operations, and two accounting staff. In addition, we retain the consulting services of five (5) different persons on a part-time basis.

Property, Plant and Equipment

The principal executive office is located on leased premise at 33 Irving Place, New York, New York, United States 10003. The lease for our principal executive office is for a term ending September 30, 2021, with a monthly rental of $8,657.

The Company has leased an office at Room 3603, Tower 2, Metro Plaza, Hong Kong, China. The lease is for a term ending April 30, 2021 at a monthly rental of US$300.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this report.

Overview

Our Bitcoin Mining Business

We are an emerging bitcoin mining company with operations in PRC and the United States. We commenced our bitcoin mining business from February 2020, following the suspension of peer-to-peer lending business and car rental business in October 2019. On September 14, 2020, the Company officially changed its name from “Golden Bull Limited” to “Bit Digital, Inc.”, which the management believes more closely reflects the Company’s bitcoin mining business. We had already changed our Nasdaq trading symbol to “BTBT”.

Our bitcoin mining operations, hosted by third party suppliers, uses specialized computers, known as miners, to generate bitcoins, a cryptocurrency. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate’, to provide transaction verification services (known as solving a block”) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. These bitcoin awards are subject to “halving,” whereby the bitcoin award per block is reduced by half in order to control the supply of bitcoins on the market. Miners with a greater hash rate have a higher chance of solving a block and receiving a bitcoin award.

Our mining facilities and mining platform operate with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. After a third halving of bitcoins in May 2020, our mining strategy has been to mine bitcoins as fast and as many as possible given there are less bitcoins and a lower efficiency of mining. In view of the long delivery time to purchase new miners from miner suppliers like Bitmain and MicroBT, we chose to acquire second-hand miners which can be delivered in only a few weeks. We have not signed leases for bitcoin mining facilities. In order to achieve lower utility costs, the mining facilities are maintained by our third-party suppliers. The bitcoin mining facilities in PRC are maintained by Hong Kong suppliers. They are our hosts and they install the miners, provide IT consulting, maintenance and repair work on site for us. Our mining facilities in Texas and Nebraska are maintained by Compute North, an established miner hosting company in North America.

As of March 26, 2021, the Company owned a total of 41,226 miners, including 7,025 Antminer S17+, 195 Antminer S17E, 32 Antminer S17Pro, 205 Antminer S19Pro, 800 Antminer T3, 9,110 Antminer T17, 256 Antminer T17+, 2,200 Whatsminer M10, 4,125 Whatsminer M20S, 16,917 Whatsminer M21S, 261 Whatsminer M30S and 100 Whatsminer M31S, locations across the PRC and in Texas, Nebraska and Georgia in the United States. Our hash rate reached 2,264.5 Ph/s. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being fully deployed, the total energy efficiency is expected to be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%, consuming 124 megawatts of power.

As of March 26, 2021, in Xinjiang, we had 24,108 bitcoin miners; in Sichuan Province we had 3,650 miners; in Yunnan Province we had 3,200 miners; in Nebraska we had 5,081 miners, in Texas we had 100 miners and in Georgia we had 100 miners. There are 4,987 bitcoin miners in transit to Xinjiang. The total hash rate of all the 41,226 miners has increased to 2,432.51 Ph/s.

Among them, in early February 2021, we shipped a batch of 2,000 S17+ miners from Yunnan Province, PRC to Nebraska, U.S. and purchased 100 Antminer S19Pro shipped directly to Georgia U.S and 261 Whatsminer M30S shipped to Nebraska.

In addition, in February through March 2021, we ordered an additional 3,300 bitcoin miners in transit, including 556 Antminer S17+, 141Antminer S17, 1,311 Antminer S17Pro, 7 Antminer S17e, 280 Avalon A1246, 50 VM V1 and 955 Whatsminer M30 for a total purchase price of $13,770,051. The total hash rate of these new purchased 3,300 bitcoin miners will not be less than 207,548 Th/s and they expected to be launched in the U.S. by the end of April 2021. As is a common practice in the mining industry we may migrate our miners within the above locations on a seasonal basis depending on water and electricity availability and cost. The Company is currently evaluating plans to make more miner purchases to increase the total mining hash, conditioned upon our raising required funds.

As of February 28, 2021, we had earned an aggregation of 2,268.04 bitcoins and recognized revenues of approximately $51.34 million since the commencement of our bitcoin mining operations in February 2020.

The following table presents the number of bitcoins received from our mining pool operators on a monthly basis:

As of December 31, 2020 and February 28, 2021, we had 262.61 and 622.94 bitcoins on hand. The following table presents our bitcoin mining activities in coins as of December 31, 2020 and February 28, 2021. As of March 28, 2021, we had 537.76 bitcoins on hand.

	Number of bitcoins	Amounts*
Balance at January 1, 2020	-	$-
Receipt of cryptocurrencies from mining services	1510.20	21,065,113
Sales of cryptocurrencies	(1,242.39)	(15,534,982)
Lending of cryptocurrencies to a third party	(5.19)	(97,771)
Realized gain on sale of cryptocurrencies	-	805,557
Balance at December 31, 2020	262.62	$6,237,917
Receipt of cryptocurrencies from mining services	757.85
Sales of cryptocurrencies	(357.84)
Lending of cryptocurrencies to a third party	(39.69)
Balance at February 28, 2021	622.94

* Amounts – 1) the amounts of receipt of cryptocurrencies from mining services are the aggregation of the number of bitcoins received multiplying by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, on a daily basis; and 2) the amounts of sales of cryptocurrencies are the actual amount we received from sales.

Disposition of peer-to-peer lending business and the car rental business in the PRC

On September 8, 2020, the Board approved the disposal of Point Cattle Holdings Limited, a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC. Upon the sale, we discontinued our peer-to-peer lending business and the car rental business in the PRC (“discontinued operations”). In addition to our bitcoin mining business, we expect to operate our car rental business through Golden Bull USA, Inc., a wholly owned subsidiary based in the United States once the Coronavirus pandemic is curtailed.

On the same date, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (COVID-19) a global pandemic. We operate in locations that have been impacted by COVID-19, and the pandemic has impacted and could further impact our operations and the operations of our customers as a result of quarantines, various local, state and federal government public health orders, facility and business closures, and travel and logistics restrictions. Conditions may improve or worsen as governments and businesses continue to take actions to respond to the risks of the COVID-19 pandemic. While the COVID-19 pandemic continues to cause uncertainty in the global economy and restrictive measures by governments and businesses remain in place, we expect our business and results of operations to be materially and adversely affected. Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Beginning in the middle of March, the outbreak of COVID-19 led to adverse impacts on the U.S. and global economies, bringing uncertainty to our operations and customer demand. Various local governments issued orders requiring the closure of non-essential businesses and to curtail all unnecessary travel and requiring individuals to comply with various shelter-in-place and social distancing orders. We however experienced positive growth from our efforts in investment in miners together with continuous increase in bitcoin market price as investors presented increasing confidence in bitcoins.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of cryptocurrencies. We have concluded that our long-lived assets are not impaired. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.

We continue to actively monitor the situation and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders. While the disruption is currently expected to be temporary, the extent to which the COVID-19 outbreak will further impact the Company’s financial results will depend on future developments, which are unknown and cannot be predicted, including the duration and ultimate scope of the pandemic, advances in testing, treatment and prevention, as well as actions taken by governments and businesses.

We plan to continue to invest in our bitcoin mining business. In December 2020, we closed an asset acquisition of bitcoin miners with total hash rate of 1,003.5 Ph/s, worth of $13,902,742 which increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. With miners transferred to the United Stated, the COVID situation continued to place travel difficulties. The US operations are heavily dependent on our partners.

Results of operations

Results of Operations for the Years Ended December 31, 2020 and 2019

The following table summarizes the results of our operations during the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during period.

	For the Years Ended December 31,		Variance
	2020	2019	Amount	%
Revenue from cryptocurrency mining	$21,065,113	$-	$21,065,113	>100%

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(14,104,628)	-	(14,104,628)	>100%
Depreciation and amortization expenses	(3,324,655)	-	(3,324,655)	>100%
General and administrative expenses	(2,515,117)	(1,993,325)	(521,792)	26.2%
Total operating expenses	(19,944,400)	(1,993,325)	(17,951,075)	900.6%

Income (Loss) from operations	1,120,713	(1,993,325)	3,114,038	(156.2)%

Other income (expenses)
Realized loss on exchange of cryptocurrencies	805,557	-	805,557	>100%
Interest income	41	-	41	>100%
Other expenses	(1,965)	-	(1,965)	>100%
Income (Loss) before income taxes	1,924,346	(1,993,325)	3,917,671	(196.5)%

Income tax expenses	-	-	-	0%
Net income (loss) from continuing operations	1,924,346	(1,993,325)	3,917,671	(196.5)%

Net loss from discontinued operations	(3,834,683)	(7,682,866)	3,848,183	(50.1)%
Net loss	$(1,910,337)	$(9,676,191)	$7,765,854	(80.3)%

Revenues

We commenced our bitcoin mining business in February 2020. We generated revenues from provision of computing power to the digital asset mining pool, and the consideration was in the form of cryptocurrencies, the value of which is determined using the market price of the related cryptocurrency at the time of receipt. Providing computing powers to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the year ended December 31, 2020, we received 1,510.20 bitcoins from two mining pool operators by providing computing power in our 40,865 miners (including 7,025 Antminer S17+, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 800 Antminer T3, 9,110 Antminer T17, 256 Antminer T17+, 2,200 Whatsminer M10, 4,125 Whatsminer M20S, 16,917 Whatsminer M21S and 100 Whatsminer M31S) and as of December 31, 2020, our hash rate was -2,253.5 Peta-has per second (Ph/s). For the year ended December 31, 2020, we recognized revenue of $21,065,113. For the year ended December 31, 2019, we did not generate revenues from continuing operations.

We will continue to invest in the miners to increase the hash rate capacity, as a percentage of total computing power contributed by all mining pool participants. Our mining operations will be distributed in Xinjiang, Yunnan and Sichuan Provinces PRC, and in the State of Texas, Nebraska and Georgia United States which were newly launched since September 2020. At the beginning of February 2021, we shipped a batch of 2,000 S17+ miners from Yunan Province, PRC to Nebraska, U.S.

As a result, we expect a continuous significant increase in revenue for the fiscal 2021. Also, with more miners operating in the United States, we expect the energy cost to decrease on an overall basis.

Cost of revenues

Cost of revenues of $14,104,628 for the year ended December 31, 2020 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented. As of December 31, 2020, we had 38,765 miners under operation in Inner Mongolia, PRC and Sichuan Province, PRC and 2,100 miners in Texas and Nebraska, U.S. Our utility access in these locations aggregated 76 megawatts for the year ended December 31, 2020.

For the year ended December 31, 2019, we did not incur cost of revenues from continuing operations.

We expect an increase in cost of revenues in the fiscal year 2021 as we will continue to focus on expansion and upgrade of our miners.

Depreciation and amortization expenses

For the year ended December 31, 2020, the depreciation and amortization expenses represented depreciation of 40,865 miners with an estimated useful life of 3 years.

For the year ended December 31, 2019, we did not incur depreciation and amortization expenses from continuing operations.

General and administrative expenses

For the year ended December 31, 2020, our general and administrative expenses were primarily comprised of professional and consulting expenses of $932,039, amortization of stock compensation for consulting services of $456,000, asset impairment for car rental deposits of $600,000, travel expenses of $162,728, payroll expenses of $124,410 and office expenses of $109,014.

For the year ended December 31, 2019, our general and administrative expenses were primarily comprised of amortization of stock compensation for consulting services of $1,760,000 and other office expenses of $233,325.

Realized loss on exchange of cryptocurrencies

We recorded cryptocurrencies at cost and any gains or losses from sales of cryptocurrencies are recorded as “Realized gain/(loss) on exchange of cryptocurrencies” in the consolidated statements of operations. For the year ended December 31, 2020, we recorded a gain of $805,557 from sales of 1,242.39 bitcoins.

Net loss from discontinued operations

For the year ended December 31, 2020, we provided full impairment of $3,734,498 on the net assets of our discontinued operations, and recorded a net loss from discontinued operations of $100,185 from classification of accumulated translation adjustments, both resulting in a net loss of $3,834,683 from discontinued operations, compared to a net loss from discontinued operations of $7,682,866 for the same period ended December 31, 2019.

Income tax expenses

Income tax expenses was $nil for the year ended December 31, 2020, as we did not generate any assessable profits arising in or derived from Hong Kong or the U.S. for the year ended December 31, 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

Income tax expenses was $nil for the year ended December 31, 2019, as we are not subject to tax on income or capital gain in Cayman.

Net loss and loss per share

For the year ended December 31, 2020, our net loss was comprised of net income of $1,924,346 derived from our bitcoin mining business and a net loss of $3,834,683 from our disposed peer-to-peer lending business and car rental business in China (“discontinued operations”); compared to a net loss of $9,676,191 for the same period of last year, derived from $1,993,325 from our continuing business, and $7,682,866 from our discontinued operations.

Loss per share was $0.06 and $0.62 for the years ended December 31, 2020 and 2019, respectively. Weighted average number of shares was 30,591,122 and 15,197,815 for the years ended December 31, 2020 and 2019, respectively.

Results of Operations for the Years Ended December 31, 2019 and 2018

During the year ended December 31, 2020, we disposed of our peer-to-peer lending business and the car rental business in the PRC. In accordance with ASC 205-20-45, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations for the comparative periods.

The following table summarizes the results of our operations during the years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during the period.

	For the years ended December 31,		Variance
	2019	2018	Amount	%
General and administrative expenses	$(1,993,325)	$(1,891,213)	(102,112)	5.4%
Total operating expenses	(1,993,325)	(1,891,213)	(102,112)	5.4%

Loss before income taxes	(1,993,325)	(1,891,213)	(102,112)	5.4%

Income tax expenses	-	-	-	0%
Net loss from continuing operations	(1,993,325)	(1,891,213)	(102,112)	5.4%

Net loss from discontinued operations	(7,682,866)	(1,645,913)	(6,036,953)	366.8%
Net loss	$(9,676,191)	$(3,537,126)	$(6,139,065)	173.6%

General and Administrative Expenses

General and administrative expenses was mainly incurred for business consulting and professional services.

Our general and administrative expenses were $1,993,325 for the year ended December 31, 2019, representing an increase of $102,112, or 5.4% from $1,891,213 for the years ended December 31, 2018. The increase was mainly due to engagement of law firms and consulting firms to deal with our suspension of P2P lending business from October 2019.

Net loss from discontinued operations

For the years ended December 31, 2019 and 2018, the Company incurred net loss of $7,682,866 and $1,645,913 from its P2P lending business which was disposed of in September 2020. The Company reclassified the net loss in the account of “net loss from discontinued operations” for comparison purpose.

Net Loss

As a result of the foregoing, we had a net loss of $9,676,191 for the year ended December 31, 2019, as compared to a net loss of $3,537,126 for the year ended December 31, 2018.

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our shareholders and senior management, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financing.

On May 8, 2020, the Company completed the sale of 6,500,000 ordinary shares at $0.40 per share for gross proceeds of $2,600,000. On July 6, 2020, the Company completed the sale of 21,500,000 ordinary shares at $0.80 per share for gross proceeds of $17,200,000. The proceeds from both private placements were used mainly to purchase bitcoin miners.

On December 3, 2020, the Company closed an asset acquisition of bitcoin miners with total hash rate of 1,003.5 Ph/s, at a consideration of issuance of an aggregate of 4,344,603 ordinary shares. The closing of the acquisition increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. The acquisition of 17,996 miners was comprised of 7,025 Antminer S17+, 9,110 Antminer T17, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 1,429 Whatsminer M20S, 100 Whatsminer M31S. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being deployed, the total energy efficiency will be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%.

As of January 5, 2021, the Company completed the sale of 262,082 Ordinary Shares at $4.50 per share for gross proceeds of $1,179,369 to eleven non-U.S. Persons.

On February 5 and March 12, 2021, the Company completed the sale of subordinated convertible notes in the principal amounts of $1,100,000 and $550,000, respectively, to an accredited institutional investor pursuant to a Securities Purchase Agreement.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. Halving of bitcoin occurred May 11, 2020 at block 630,000 when the then current 12.5 reward reduced to 6.25. Many factors influence the price of bitcoin and potential increases or decreases in prices in advance of or following a future halving is unknown.

Revenue from Mining Operations

Funding our operations on a go-forward basis will rely significantly on our ability to continue to mine cryptocurrency and the spot or market price of the cryptocurrency we mine. We expect to generate ongoing revenues from the production of cryptocurrencies, primarily bitcoin, in our mining facilities. Our ability to liquidate bitcoin at future values will be evaluated from time to time to generate cash for operations. Generating bitcoin, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations, although accounting for our reported profitability is significantly complex. Furthermore, regardless of our ability to generate revenue from our cryptocurrency assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of cryptocurrency to maintain our operations is subject to many risks and uncertainties and, even if we were successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through bitcoin production and successfully convert bitcoin into cash or fund overhead with bitcoin is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of bitcoin currency rewards has been extremely volatile historical. While such volatility has recently decreased, future prices cannot be predicted.

If we are unable to generate sufficient revenue from our bitcoin production when needed or secure additional sources of funding, it may be necessary to significantly reduce our current rate of spending or explore other strategic alternatives.

Cash flows

	For the Years Ended December 31,
	2020	2019	2018
Net Cash Used in Operating Activities from Continuing Operations	$(3,419,096)	$(142,281)	$(3,315,748)
Net Cash Used in Operating Activities from Discontinued Operations	-	(1,205,201)	(1,734,328)
Net Cash Used in Operating Activities	(3,149,096)	(1,347,482)	(5,050,076)

Net Cash Used in Investing Activities from Continuing Operations	(2,046,759)	(110,000)	(1,760,000)
Net Cash Used in Investing Activities from Discontinued Operations	-	(806,167)	(1,573,726)
Net Cash Used in Investing Activities	(2,046,759)	(916,167)	(3,333,726)

Net Cash Provided by Financing Activities from Continuing Operations	5,255,000	-	5,944,147
Net Cash Provided by Financing Activities from Discontinued Operations	-	-	-
Net Cash Provided by Financing Activities	5,255,000	-	5,944,147
Effect of exchange rate changes on cash and cash equivalents	-	(40,126)	(82,698)
Net decrease in cash, cash equivalents and restricted cash	(210,855)	(2,303,775)	(2,522,353)
Cash, cash equivalents and restricted cash at beginning of year	630,650	2,934,425	5,456,778
Cash, cash equivalents and restricted cash at end of year	419,795	630,650	2,934,425
Less: Cash, cash equivalents and restricted cash from discontinued operations	14,662	14,662	2,334,425
Cash, cash equivalents and restricted cash from continuing operations, end of year	$405,133	$615,988	$600,000

Net Cash Used in Operating Activities

Net cash used in operating activities was $3,419,096 for the year ended December 31, 2020, mainly derived from (i) net income of $1,924,346 from continuing operations for the year adjusted for noncash provision for depreciation expenses of miners of $3,324,655, and amortization of stock compensation expenses for consulting services of $456,000, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in cryptocurrencies of $21,849,598 as rewards to us for provision of mining services, (b) an increase in other current assets of $1,762,167, primarily attributable to payment of deposits of $1,664,095 to two service providers who paid utility charges in mining facilities on behalf of us, and (c) an increase in accounts payable of $14,284,286, primarily because we paid maintenance services fees of $12,918,570 in bitcoins.

Net cash used in operating activities was $1,347,482 for the year ended December 31, 2019, mainly derived from (i) net loss of $1,993,325 from continuing operations for the year adjusted for noncash amortization of stock compensation expenses for consulting services of $1,760,000, and (ii) cash flows of $1,205,201 used in our discontinued peer-to-peer lending business.

Net cash used in operating activities was $5,050,076 for the year ended December 31, 2018, mainly derived from (i) net loss of $1,891,213 from continuing operations for the year adjusted for noncash amortization of stock compensation expenses for consulting services of $758,750 and charge of deferred direct listing cost of $2,183,285, and (ii) cash flows of $1,734,328 used in our discontinued peer-to-peer lending business.

Net Cash Used in Investing Activities

Net cash used investing activities was $2,046,759 for the year ended December 31, 2020, primarily used in purchases of miners of $4,505,491, and netting off against cash proceeds of $2,447,406 from sales of cryptocurrencies.

Net cash used in investing activities was $916,167 for the year ended December 31, 2019, primarily resulting from deposits in property and equipment of $110,000, and cash flows of $806,167 used in our discontinued peer-to-peer lending business.

Net cash used in investing activities was $3,333,726 for the year ended December 31, 2018, primarily resulting from capital contribution of $1,760,000 to an affiliated entity, and cash flows of $1,573,726 used in our discontinued peer-to-peer lending business.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $5,255,000 for the year ended December 31, 2020, primarily provided by proceeds of $5,248,000 from certain shareholders under private placement transactions and borrowings of $7,000 from related parties.

Net cash provided by financing activities was $nil for the year ended December 31, 2019.

Net cash provided by financing activities was $5,944,147 for the year ended December 31, 2018, primarily provided by proceeds from issuance of ordinary shares through our initial public offering.

Off-balance sheet arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of cryptocurrencies and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently issued and adopted accounting pronouncements

The Company has evaluated all recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the consolidated financial statements as of December 31, 2020.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors	Age	Position/Title
Zhaohui Deng	52	Chairman of Board of Directors
Erke Huang	32	Interim Chief Executive Officer, Chief Financial Officer and Director
Ichi Shih	50	Independent Director
Min Hu	44	Independent Director
Yan Xiong	56	Independent Director

Biographies

Zhaohui Deng

Mr. Deng was elected to serve as a director of the Company at the September 4, 2020 Annual General Meeting and was elected Chairman of the Board on January 19, 2021. He was born in January 1969. From 1995 to 2010, he worked as the board secretary and Vice President of Hunan Jinguo Industrial Co., Ltd. From 2011 until now, he has been working as a private investor and serves as private counsel for several listed companies in the PRC. He holds a bachelor’s degree in Accounting from Hengyang Industrial College China.

Erke Huang

Mr. Huang has served as Chief Financial Officer of the Company from October 18, 2019, as a Director since October 30, 2019 and as Interim Chief Executive Officer since February 2, 2021. Prior thereto, Mr. Huang served as the Co-Founder and Advisor of Long Soar Technology Limited from August 2019 and as the Founder/CEO of Bitotem Investment Management Limited from May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil& Environmental Engineering from Carnegie Mellon University in 2012.

Ichi Shih

Ms. Ichi Shih was elected to serve as a director of the Company at the September 4, 2020 Annual General Meeting. She has over 15 years of experience building and advising corporations through internal financial management, M&A transactions, and capital market transaction across several global regions. From 1995 to 1998, Ms. Ichi Shih worked as an Equity Lending Assistant of Societe Generale in New York. From 1998 to 2000, She worked as Financial Analyst of Goldman Sachs & Co. in New York. From 2003 to 2007, she worked as Senior Associate of Westminster Securities in New York. From 2007 to 2009, she worked as Vice President of Brean Murray in New York. From 2009 to 2011, she worked as CFO of China Valves Technologies in both Hongkong and U.S. From 2012 to 2014, she worked as Senior Vice President of Glory Sky Group in Hong Kong. In 2015, she worked as Listing Advisor of Nasdaq Dubai in Dubai and Shanghai. From 2016 to 2017, she worked as CFO of Cubetech Global Asset in Beijing. From 2017 to 2018, she worked as CFO of ProMed Clinical Research Organization Inc. in Beijing. From 2018 until now, she has worked as a Partner of Cathay Securities Inc. in Beijing and New York. Ms. Ichi Shih received her Bachelor’s degree in Accounting and International Business from Stern School of Business at New York University in 1995 and Master’s degree in International Finance and Business from School of International and Public Affairs at Columbia University in 2002. Ms. Ichi Shih holds a CPA Certificate from American Institute of Certified Public Accountants.

Min Hu

Mr. Hu, a director since October 2019, served as Chief Executive Officer of the Company from October 30, 2019 until February 2, 2021. Mr. Hu had served as the Business Manager of Weihua Liquor Company since 2011. From 2009 to 2011, Mr. Hu served as the General Manager of Xuejiawan Huafeng Wholesale Market Company. Mr. Hu served as a Manager of Eastern Hair Growth Center Company from 2002 to 2009. Mr. Hu received his bachelor’s degree in Law from Qingdao Qiushi College of Arts and Sciences in 2000.

Yan Xiong

Mr. Yan Xiong has been serving as a director of the Company since April 19, 2020. Mr. Xiong has worked as chairman of the board of directors at Guangzhou Kangsheng Pharmaceutical Technology Limited from 2014 to the present. From 2001 to October 2013, Mr. Xiong worked as chairman of the board of directors at Guangzhou Kangsheng Bio-tech Limited. From 1997 to December 2000, Mr. Xiong worked as the General Manager at Zhuhai Dajiaweikang Wujin Mineral Import and Outport Company. He holds a bachelor’s degree in Industrial Accounting from Hunan University Business School, China.

6.B. Compensation

For the fiscal years ended December 31, 2020, 2019 and 2018, we paid an aggregate of approximately $80,000, $75,785 and $54,380, respectively, in cash to our executive officers, and $16,000, $9,852 and $10,469, respectively, to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We contributed an aggregate of $nil, $11,063 and $14,750 for employee social insurance to our executive officers for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company and each of its independent directors, Ms. Ichi Shih, Yan Xiong and Zhaohui Deng and Min Hu, a non-independent director, entered into director agreements pursuant to which the Company agreed to pay each director one thousand (US$1,000) dollars per quarter for serving on the Board for a one-year period, subject to a one-year renewal. The Company shall also reimburse each director for reasonable and approved expenses incurred by him or her in connection with the performance of their duties under the director agreements.

There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which each director had, or will have, a direct or indirect material interest.

The Company also entered into two apartment units leases for Messrs. Erxin Zeng and Erqin Zeng, both officers of Dianniu, pursuant to which we made monthly rental payments. The two apartment units have lease terms which expired in May 2019 and November 2019 with monthly rental of approximately $4,400 and $1,000, respectively.

Board of Directors and Committees

Our Board currently only consists of 5 directors, including Zhaohui Deng, Chairman of the Board, Min Hu, Erke Huang, Yan Xiong and Ichi Shih. We maintain an audit committee, a compensation committee and a nominating and corporate governance Committee. Each of the committees of the Board has the composition and responsibilities described below.

Audit Committee

Ms. Ichi Shih, Yan Xiong and Zhaohui Deng are the members of our Audit Committee, where Ichi Shih serves as the Chairwoman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We have adopted a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

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

It is determined that Ms. Ichi Shih possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Yan Xiong, Zhaohui Deng and Ichi Shih are the members of our Compensation Committee and Yan Xiong is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Zhaohui Deng, Yan Xiong and Ichi Shih are the members of our Nominating and Corporate Governance Committee and Zhaohui Deng is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted a charter for the Nominating and Corporate Governance Committee. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Zhaohui Deng, Yan Xiong and Ichi Shih are “independent directors” as defined by Nasdaq.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

Employment Agreements

On October 28, 2019, the Company and Erke Huang entered into an employment agreement pursuant to which the Company will pay Mr. Huang US$ 60,000 per annum for serving as Chief Financial Officer of the Company. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his employment agreement. The Company and Mr. Huang also entered into a director agreement on October 30, 2019, pursuant to which the Company agrees to pay Mr. Huang one thousand (US$1,000) dollars per quarter for serving on the Board. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his director agreement. Mr. Huang has no family relationship with any of the executive officers of the Company.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to assign all right, title and interest (including but not limited to patents and trademarks) in all inventions and designs which they conceive, develop or reduce to practice during the executive officer’s employment with the Company and 2 years thereafter.

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

6.D. Employees

See the section entitled “Employees” in “Item 4 Information on the Company,” above.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Ordinary Shares Beneficially Owned(2)
	Number		%
Directors and Executive Officers:
Erke Huang	300,000	(3)	*
Min Hu			-
Zhaohui Deng	700,000	(3)	1.5%
Yan Xiong	-		-
Ichi Shih	-		-
All directors and officers as a group (five individuals)	1,000,000		2.1%
5% shareholders:
Wise Gain Investment Industries Limited(4) Coastal Building, Wickham’s Cay II P.O. Box 2221, Road Town, Tortola B.V.I.	6,276,700		13.0%
Silver Luck International Holding Group Limited(5) Coastal Building, Wickham’s Cay II P.O. Box 2221, Road Town, Tortola B.V.I.	2,485,500		5.1%

*	Less than 1% of issued and outstanding shares.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Bit Digital, Inc., Room 3603, Tower 2 Metro Plaza, Hong Kong, China.
(2)	Applicable percentage of ownership prior to the offering is based on 48,305,870 Ordinary Shares outstanding as of March 30, 2021, together with securities exercisable or convertible into Ordinary Shares within sixty (60) days as of such date for each shareholder.
(3)	Erke Huang and Zhaohui Deng are the beneficial owners of 300,000 and 700,000 shares, respectively, of the 1,000,000 ordinary shares owned by Geney Development Limited, a BVI entity, with an address at 4th Floor Waters Edge Building, Meridian Plaza, Road Town, Tortola VG1110, British Virgin Islands.
(4)	Xiaohui Liu, a former Director of the Company who resigned in October 2019, is a director of Wise Gain Investment Industries Limited, and has voting and dispositive power over the shares held by such entity.
(5)	Erxin Zeng, our former Chief Executive Officer and Chairman of the Board, who was terminated in October 2019, is a director of Silver Luck International Holding Group Limited, and has voting and dispositive power over the shares held by such entity.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

During the year ended December 31, 2020, the Company borrowed funds of $329,722 from the Company’s interim Chief Executive Officer and Chief Financial officer, Erke Huang as working capital to support the Company’s cryptocurrency mining when needed. As of the report date, the outstanding balance due to Erke Huang was $nil.. Such borrowings were non-interest bearing and due on demand.

During the year ended December 31, 2019, the Company borrowed funds from the Company’s former senior management as working capital to support the Company’s peer-to-peer lending business which was discontinued in September 2020.

During the year ended December 31, 2018, the Company did not enter into any related party transactions involving the Company, or any of our subsidiaries or VIE entities.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company – Legal Proceedings.”

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “BTBT” The shares began trading on March 19, 2018 on the NASDAQ Capital Market.

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

Our authorized share capital consists of 150,000,000 Ordinary Shares, par value $0.01 per share. As of March 30, 2021, there were 48,305,870 Ordinary Shares issued and outstanding.

Ordinary shares

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

Redemption of Ordinary Shares. We may issue shares that are, or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

The Board is empowered to designate and issue from time to time one or more classes or series of Preferred Shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of the Company’s Ordinary Shares or could have the effect of discouraging or making difficult any attempt by a person or group to obtain control of the Company.

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

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

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed thereunder. See “Risk Factors — Risk Factors Relating to Doing Business in China — We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. However, information contained on our website does not constitute a part of this annual report.

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

As of December 31,2020, 2019, and 2018, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our interim chief executive officer (CEO) and chief financial officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures are:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2020, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal control;

●	Lack of well-structured IT general control policies and procedures for documentation of program changes, periodic transaction log reviews; control quality evaluations, backup restoration tests and centralized anti-virus detections, which may result in failure to accurately collect operational data to prepare the financial statements;

Remediation

The management has carried out and is planning to undertake the following actions to remediate the material weakness described above:

●	Set up an Internal Audit department and establish formal internal control policies and procedures. Implementation of an ongoing initiative and training in the Company to ensure the importance of internal controls and compliance with established policies and procedures are fully understood throughout the organization. To provide continuous U.S. GAAP knowledge trainings to relevant employees to ensure the procedures and policies are properly followed;

●	The Company will set up IT strategic plans, annual plan and budget for it to be consistent with business development. (i) The Company will set up IT Best Practice Standards addressing Information Technology General Controls (“ITGC”) and evaluate the IT department performance annually. An information technology management review and testing plan to monitor ITGCs with a specific focus on systems supporting our financial reporting processes will implemented; (ii) The Company will maintain records for IT change authorizations. The user access rights will be terminated the same day for any employees that leave the Company. The anti-virus software will be standardized and managed by specific designated personnel. The logs will be reviewed periodically to identify any unusual transactions; (iii) Restoration tests for backups will be performed regularly; (vi) Third-party services will be evaluated quarterly and the ones with bad performance will be terminated. and (v) enhanced quarterly reporting on the remediation measures to the Audit Committee of the Company’s Board of Directors.

Due to these enhancements, we believe the past reported material weakness is considered remediated as of December 31, 2021.

(c) Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2020 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Ichi Shih, Yan Xiong and Zhaohui Deng. Our board of directors has determined Ichi Shih, Yan Xiong and Zhaohui Deng are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Ichi Shih meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2020, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.dianniu98.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018

Audit fees (1)	$120,000	$85,000	$155,000
Audit related fees (2)	-	-	-
Tax fees (3)	-	-	-
All other fees (4)	-	-	-
Total	$120,000	$85,000	$155,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

This information has been previously reported by the Company.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item follow Part III

ITEM 18. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation, as amended (13)
1.2	Memorandum of Association of Point Cattle International Limited (12)
1.3	Amended and Restated Memorandum of Association (13)
1.4	Articles of Association of Point Cattle International Limited (12)
1.5	Amended and Restated Articles of Association (13)
4.1	Form of Securities Purchase Agreement dated as of October 30, 2019 (2)
4.2	Form of Securities Purchase Agreement dated as of May 2020 for July 6, 2020 financing(3)
4.3	Form of Asset Purchase Agreement dated November 2020 by and between the Registrant and the Buyers who are signatories (4)
4.4	Form of Securities Purchase Agreement (Subordinate Convertible Notes) dated as of December 31, 2020 by and between the Registrant and the Buyer signatory thereto (5)
4.5	Form of Subordinate Convertible Note pursuant to Securities Purchase Agreement dated as of December 31, 2020. (5)
4.6	Form of Registration Rights Agreement (Subordinate Convertible Notes) by and between the Company and Ionic Ventures, LLC pursuant to Securities Purchase Agreement dated as of December 31, 2020 (5)
4.7	Form of Purchase Agreement dated January 11, 2021 by and between the Company and Ionic (6)
4.8	Form of Registration Rights Agreement dated January 11, 2021 by and between the Company and Ionic (6)
4.9	Form of Hosting Agreement (8)
4.10	Employment Agreement dated as of October 28, 2019 by and between the Registrant and Erke Huang (2)
4.11	Director Agreement dated as of October 30, 2019 by and between the Registrant and Erke Huang (2)
4.12	Employment Agreement dated as of October 31, 2019 by and between the Registrant and Min Hu (2)
4.13	Director Agreement dated as of October 31, 2019 by and between the Registrant and Min Hu (2)
4.14	Employment Agreement dated as of April 20, 2020 by and between the Registrant and Hong Yu (7)
4.15	Director Agreement dated as of April 20, 2020 by and between the Registrant and Hong Yu (7)
4.16	Independent Director Agreement dated as of April 20, 2020 by and between the Registrant and Yan Xiong (7)
4.17	Independent Director Agreement dated as of September 7, 2020 by and between the Registrant and Ichi Shih (6)
4.18	Independent Director Agreement dated as of September 7, 2020 by and between the Registrant and Zhaohui (misstated as Chao Hui) Deng (6)
8.1	List of subsidiaries of the Registrant*
11.1	Code of Ethics (14)
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
16.1	Resignation of Friedman LP as Independent registered public accounting firm (9)
16.2	Resignation of JLKZ as Independent registered public accounting firm (10)
16.3	Resignation by Wei Wei & Co., LLP as Independent registered public accounting firm (11)
101.	INSXBRL Instance Document *
101.	SCHXBRL Taxonomy Extension Schema Document *
101.	CALXBRL Taxonomy Extension Calculation Linkbase Document *
101.	DEFXBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed with the report.
(1)	Incorporated by reference to the Registrant’s Form 6-K for September 2020 filed on September 14, 2020.
(2)	Incorporated by reference to the Registrant’s Form 6-K for September 2020 filed on October 31, 2019.
(3)	Incorporated by reference to the Registrant’s Form 6-K for May 2020 filed on May 28, 2020.
(4)	Incorporated by reference to the Registrant’s Form 6-K for November 2020 filed on November 10, 2020.
(5)	Incorporated by reference to the Registrant’s Form 6-K filed for December 2020 on December 31,2020
(6)	Incorporated by reference to the Registrant’s Form 6-K for January 2021 filed on January 12, 2021 September 2020 filed on September 14, 2020.
(7)	Incorporated by reference to the Registrant’s Form 6-K for April 2020 filed on April 24, 2020
(8)	Incorporated by reference to the Registrant’s Form 20-F for the year ended December 31, 2019 filed on July 29, 2020
(9)	Incorporated by reference to the Registrant’s Form 6-K for September 2019 filed on September 23, 2019.
(10)	Incorporated by reference to the Registrant’s Form 6-K for December 2020 filed on December 16, 2020.
(11)	Incorporated by reference to the Registrant’s Form 6-K for December 2019 filed on January 9, 2020.
(12)	Incorporated by reference to the Registrant’s Form F-1 Registration Statement filed on December 22, 2017.
(13)	Incorporated by reference to the Registrant’s Form F-1 Registration Statement filed on March 10, 2021.
(14)	Incorporated by reference to the Registrant’s Form 20-F for the year ended December 31, 2017 filed on April 30, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT DIGITAL, INC.

/s/ Erke Huang
	Name:	Erke Huang
Beijing, China	Title:	Interim Chief Executive Officer and
Chief Financial Officer

Date: March 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bit Digital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bit Digital, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2020, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Very truly yours,

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

March 30, 2021

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

New York, New York

April 30, 2019

BIT DIGITAL, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

(Expressed in U.S. dollars, except for the number of shares)

	December 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$405,133	$15,988
USDC	56,005	-
Cryptocurrencies	6,237,917	-
Other current assets	2,020,374	12,501
Assets of discontinued operations	-	531,767
Total Current Assets	8,719,429	560,256

Restricted cash, noncurrent	-	600,000
Deposits for equipment	1,324,963	110,000
Property and equipment, net	29,849,157	-
Assets of discontinued operations, noncurrent	-	3,246,277
Total Assets	$39,893,549	$4,516,533

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$1,365,716	$-
Due to related parties	336,722	120,000
Other payables and accrued liabilities	191,536	266,047
Current liabilities of discontinued operations	-	43,546
Total Current Liabilities	1,893,974	429,593

Total Liabilities	1,893,974	429,593

Commitments and Contingencies

Shareholders’ Equity
Common shares, $0.01 par value, 150,000,000 and 50,000,000 shares authorized, 48,043,788 and 15,399,185 shares issued and outstanding of December 31, 2020 and 2019, respectively	480,438	153,992
Share subscription receivables	-	(45,457)
Additional paid-in capital	53,219,626	17,610,220
Statutory reserve	-	6,189
Accumulated deficit	(15,700,489)	(13,790,152)
Accumulated other comprehensive loss	-	(100,185)
Total Bit Digital, Inc.’s Shareholders’ Equity	37,999,575	3,834,607
Noncontrolling interests	-	252,333
Total Equity	37,999,575	4,086,940
Total Liabilities and Equity	$39,893,549	$4,516,533

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018
Revenue from cryptocurrency mining	$21,065,113	$-	$-

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(14,104,628)	-	-
Depreciation and amortization expenses	(3,324,655)	-	-
General and administrative expenses	(2,515,117)	(1,993,325)	(1,891,213)
Total operating expenses	(19,944,400)	(1,993,325)	(1,891,213)

Income (Loss) from Operations	1,120,713	(1,993,325)	(1,891,213)

Realized gain on exchange of cryptocurrencies	805,557	-	-
Interest income	41	-	-
Other expenses	(1,965)	-	-
Net income (loss) from continuing operations before income taxes	1,924,346	(1,993,325)	(1,891,213)
Income tax expenses	-	-	-
Net income (loss) from continuing operations	1,924,346	(1,993,325)	(1,891,213)

Net loss from discontinued operations	(3,834,683)	(7,682,866)	(1,645,913)

Net loss	$(1,910,337)	$(9,676,191)	$(3,537,126)
Other comprehensive loss
Foreign currency translation adjustment	-	(75,120)	(391,463)
Reclassified to net loss from discontinued operations, net of tax	100,185	-	-
	100,185	(75,120)	(391,463)
Comprehensive loss	$(1,810,152)	$(9,751,312)	$(3,928,589)
Weighted average number of ordinary share outstanding
Basic and Diluted	30,591,122	15,197,815	14,392,001
Loss per share
Basic and Diluted	$(0.06)	$(0.62)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for the number of shares)

					Retained earnings		Accumulated
			Shares	Additional	(accumulated deficit)		other
	Ordinary Shares		Subscription	paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	Receivables	capital	reserves	Unrestricted	loss	interest	Total
Balance, December 31, 2017	13,000,000	130,000	(45,457)	12,312,828	6,189	(893,921)	330,706	605,111	12,445,456
Issuance of original Ordinary Shares through Initial public offering, net	1,550,000	15,500	-	2,465,554	-	-	-	-	2,481,054
Issuance of over-allotment Ordinary Shares	232,500	2,325	-	839,325		-	-	-	841,650
Issuance of exercised warrants shares	63,645	636	-	(636)		-	-	-	-
Issuance of Ordinary Shares to service consultants	53,040	530	-	238,150		-	-	-	238,680
Net loss attributable to BIT Digital, Inc. (formerly known as “Golden Bull Limited”)	-	-	-	-	-	(3,425,981)	-		(3,425,981)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(111,145)	(111,145)
Foreign currency translation	-	-	-	-	-	-	(364,653)	(26,810)	(391,463)
Balance, December 31, 2018	14,899,185	148,992	(45,457)	15,855,220	6,189	(4,319,902)	(33,947)	467,156	12,078,251
Issuance of original Ordinary Shares through Initial public offering, net	-	-	-	-	-	-	-	-	-
Issuance of over-allotment Ordinary Shares	500,000	5,000	-	1,755,000	-	-	-	-	1,760,000
Issuance of exercised warrants shares	-	-	-	-	-	-	-	-	-
Issuance of Ordinary Shares to service consultants	-	-	-	-	-	-	-	-	-
Net loss attributable to BIT Digital, Inc.	-	-	-	-	-	(9,470,250)	-	-	(9,470,250)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(205,941)	(205,941)
Foreign currency translation	-	-	-	-	-	-	(66,238)	(8,882)	(75,120)
Balance, December 31, 2019	15,399,185	$153,992	$(45,457)	$17,610,220	$6,189	$(13,790,152)	$(100,185)	$252,333	$4,086,940
Issuance of Ordinary Shares to pursuant to certain private placements	28,000,000	280,000	-	19,520,000	-	-	-	-	19,800,000
Issuance of Ordinary Shares to in exchange of bitcoin miners	4,344,603	43,446	-	15,423,341	-	-	-	-	15,466,787
Issuance of Ordinary Shares to service consultants	300,000	3,000	-	453,000	-	-	-	-	456,000
Disposition of peer-to-peer lending business and the car rental business	-	-	45,457	213,065	(6,189)	-	-	(252,333)	-
Net loss	-	-	-	-	-	(1,910,337)	-	-	(1,910,337)
Reclassified to to net loss from discontinued operations, net of tax	-	-	-	-	-	-	100,185	-	100,185
Balance, December 31, 2020	48,043,788	$480,438	$-	$53,219,626	$-	$(15,700,489)	$-	$-	$37,999,575

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2020	2019	2018
Net loss	$(1,910,337)	$(9,676,191)	$(3,537,126)
Less: Net loss from discontinued operations	3,834,683	7,682,866	1,645,913
Net income (loss) from continuing operations	1,924,346	(1,993,325)	(1,891,213)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	3,324,655	-	-
Loss from acquisition of a subsidiary	1,964	-	-
Amortization of stock compensation expenses for services	456,000	1,760,000	758,750
Changes in operating assets and liabilities:
USDC	409,221	-	-
Cryptocurrencies	(21,849,598)	-	-
Other current assets	(1,762,167)	(335,523)	(2,183,285)
Accounts payable	14,284,286	-	-
Other payables and accrued liabilities	(207,803)	426,567	-
Net Cash Used in Operating Activities from Continuing Operations	(3,419,096)	(142,281)	(3,315,748)
Net Cash Used in Operating Activities from Discontinued Operations	-	(1,205,201)	(1,734,328)
Net Cash Used in Operating Activities	(3,419,096)	(1,347,482)	(5,050,076)

Cash Flows from Investing Activities:
Purchases of property and equipment	(4,505,491)	-	-
Deposits for property and equipment	-	(110,000)	-
Proceeds from sales of cryptocurrencies	2,447,406	-	-
Capital contribution to affiliated entity	-	-	(1,760,000)
Acquisition of cash in connection with acquisition of a subsidiary	11,326	-	-
Net Cash Used in Investing Activities from Continuing Operations	(2,046,759)	(110,000)	(1,760,000)
Net Cash Used in Investing Activities from Discontinued Operations	-	(806,167)	(1,573,726)
Net Cash Used in Investing Activities	(2,046,759)	(916,167)	(3,333,726)

Cash Flows from Financing Activities:
Proceeds from borrowings from related parties	7,000	-	-
Proceeds from issuance of common stock under private placement transaction	5,248,000	-	-
Proceeds from issuance of Ordinary Shares through initial public offerings, net	-	-	5,944,147
Net Cash Provided by Financing Activities	5,255,000	-	5,944,147

Effect of exchange rate changes on cash and cash equivalents	-	(40,126)	(82,698)
Net decrease in cash, cash equivalents and restricted cash	(210,855)	(2,303,775)	(2,522,353)
Cash, cash equivalents and restricted cash at beginning of year	630,650	2,934,425	5,456,778
Cash, cash equivalents and restricted cash at end of year	419,795	630,650	2,934,425
Less: Cash and cash equivalent from discontinued operations	14,662	14,662	2,334,425
Cash, cash equivalents and restricted cash from continuing operations, end of year	$405,133	$615,988	$600,000
Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$-	$-	$-

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$405,133	$15,988	$-
Restricted cash	-	600,000	600,000
Cash, cash equivalents and restricted cash	$405,133	$615,988	$600,000

Non-cash transactions of investing and financing activities
Issuance of Ordinary Shares in exchange of bitcoin miners	$15,466,787	$-	$-
Issuance of Ordinary Shares to consultants and service providers	$456,000	$1,760,000	$238,680
Prepaid initial public offerings costs offset against initial public offerings proceeds	$-	$-	$2,382,763
Purchases of property and equipment in USDC	$(14,416,498)	$-	$-
Collection of USDC from private placement	$14,552,000	$-	$-
Collection of USDC from loans from a related party	$329,722	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the bitcoin mining business through its wholly owned subsidiaries in the United States and Hong Kong. On August 7, 2020, the Company changed its Nasdaq trading symbol to “BTBT”. On September 10, 2020, the Company officially changed its name from “Golden Bull Limited” to “Bit Digital, Inc.”, which the management believes more closely reflects the Company’s bitcoin mining business.

On June 3, 2019, Golden Bull USA was incorporated in the State of New York, which is a wholly owned subsidiary of the Company.

On April 8, 2020, 2020 the Company acquired Bit Digital Hong Kong Limited (“Bit Digital Hong Kong”) (formerly known as XMAX Chain Limited), as a wholly-owned subsidiary in Hong Kong. Bit Digital Hong Kong was purchased from an unaffiliated third party. This entity was formed in Hong Kong on March 1, 2018. After the acquisition, Bit Digital Hong Kong became a wholly owned subsidiary of the Company and the name was changed to Bit Digital Hong Kong Limited. Bit Digital Hong Kong is a Hong Kong company engaged in bitcoin mining business. On the acquisition date, Bit Digital Hong Kong had negative net assets of $674, and the Company recorded a loss of $1,964 from the acquisition.

On September 1, 2020, we established Bit Digital USA, Inc. (“BT USA”), a wholly owned subsidiary incorporated in Delaware, United States, through which we intend to operate bitcoin mining business with our miners in the United States. In September, we commenced trial operations with 100 units of miners under operation in Texas, United States.

DISPOSITION OF PEER-TO-PEER LENDING BUSINESS AND CAR RENTAL BUSINESS IN PRC

On September 8, 2020, the Board approved the disposal of Point Cattle Holdings Limited, a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC. Upon the sale, we discontinued our peer-to-peer lending business and the car rental business in the PRC (“discontinued operations”). In addition to our bitcoin mining business, we plan to operate our car rental business through Golden Bull USA, Inc., a wholly owned subsidiary based in the United States once the Coronavirus pandemic is curtailed.

On the same date, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Golden Bull USA	● A United States company ● Incorporated on June 3, 2019 ● Engaged in car rental business	100% owned by Bit Digital, Inc.
BIT DIGITAL HONG KONG LIMITED	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
BIT DIGITAL USA, INC.	● A United States company ● Incorporated on September 1, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
BIT DIGITAL CANADA INC.	● A Canadian company ● Incorporated on February 23, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of cryptocurrencies and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of cryptocurrencies is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, deposits, other receivables, accounts payable, due to related parties, accounts payable and other payables, approximate their fair values because of the short-term nature of these assets and liabilities.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Cryptocurrencies

Cryptocurrencies (including bitcoin and bitcoin cash) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of cryptocurrencies” in the consolidated statements of operations and other comprehensive loss. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Cryptocurrency mining equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in in “other income (expenses)” in the consolidated statements of operations and other comprehensive loss.

Impairment of long-lived assets

Long-lived assets, including plant and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool.  The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.  The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Cost of revenue

The Company’s cost of revenue consists primarily of direct production costs related to mining operations, including utilities and other service charges, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, 2019 and 2018, there were no dilutive shares.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive loss in the consolidated statements of operations and other comprehensive loss.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As of December 31, 2020, the Company’s peer-to-peer lending business and the car rental business in the PRC met all the conditions required in order to be classified as a discontinued operation (Note 1). Accordingly, the operating results of peer-to-peer lending business and the car rental business in the PRC are reported as a loss from discontinued operations in the accompanying consolidated financial statements for all periods presented. In addition, the assets and liabilities related to our peer-to-peer lending business and the car rental business in the PRC are reported as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets on December 31, 2019. For additional information, see Note 10, “Disposition of Point Cattle”.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective August 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company adopted the new guidance beginning on October 1, 2019. The adoption of this guidance did not have a material impact on our financial position, results of operations and cash flows.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is 2022 fiscal year for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. CRYPTOCURRENCIES

The following table presents additional information about cryptocurrencies:

Amounts
Balance at January 1, 2020	-
Receipt of cryptocurrencies from mining services	$21,065,113
Sales of cryptocurrencies	(15,534,982)
Lending of cryptocurrencies to a third party (Note 4)	(97,771)
Realized gain on sale of cryptocurrencies	805,557
Balance at December 31, 2020	$6,237,917

4. OTHER CURRENT ASSETS

The other current assets were comprised of the following:

	December 31, 2020	December 31, 2019

Deposits (a)	$1,909,800	$-
Due from a third party (b)	97,771	-
Others	12,803	12,501
Total	$2,020,374	$12,501

(a)	As of December 31, 2020, the balance of deposits represented the deposits made to two service providers who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which was due within 12 months from the effective date of the agreement.

(b)	As of December 31, 2020, the balance of due from a third party represented lending of 5.19 bitcoins, at cost of $18,838 per coin. The bitcoins are repayable on demand. As of the date of this report, the third party has repaid the bitcoins.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	December 31, 2020	December 31, 2019

Miners	$33,173,812	$-
Less: accumulated depreciation	(3,324,655)	-
Property and equipment, net	$29,849,157	$-

Depreciation expenses were $3,324,655, $nil and $nil for the years ended December 31, 2020, 2019 and 2018, respectively.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. ORDINARY SHARES

On September 4, 2020, our Annual Meeting of Shareholders passed the resolution to the Amendment of the Memorandum of Association to increase authorized common shares from 50,000,000 to 150,000,000. In January 2021, the increase in authorized ordinary shares was made effective on the Company’s filings with the Registrar of Companies of the Cayman Islands. As of December 31, 2020, 2019 and 2018 there were 48,043,788, 15,399,185 and 14,899,185 ordinary shares, respectively, issued and outstanding.

On May 27, 2019, the Company issued 500,000 restricted shares to its service providers as compensation for consulting services. The fair value of the services provided was in in the total amount of $1,760,000, at a per share price at the market price of the grant date.

On May 8, 2020, the Company issued 300,000 restricted shares to service providers as compensation for consulting services. The fair value of the services provided was in in the total amount of $456,000, at a per share price at the market price of the grant date.

On May 8, 2020, the Company completed the sale of 6,500,000 restricted ordinary shares at $0.40 per share for gross proceeds of $2,600,000. On July 6, 2020, the Company completed the sale of 21,500,000 restricted ordinary shares at $0.80 per share for gross proceeds of $17,200,000. The proceeds from both private placements were used mainly to purchase miners.

On November 9, 2020, the Company entered into certain asset purchase agreements (the “APA”) with certain “Non-U.S. Persons” (the “Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a private placement (the “Offering”). Pursuant to the APA, the Company agreed to issue to an aggregate of 4,344,603 ordinary shares, par value $0.01 per share, at a per share price of $3.20, or total consideration from such offering of $13,902,742, to acquire $13,902,742 worth of bitcoin miners with total hash rate of 1,003.5 Ph/s. The Company closed the acquisition on December 3, 2020.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES

The Company is governed by the Income Tax Law of the Cayman Islands, Inland Revenue Ordinance of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Hong Kong profits tax at a rate of 16.5%. However, the Group did not generate any assessable profits arising in or derived from Hong Kong for the year ended December 31, 2020, 2019 and 2018, and accordingly no provision for Hong Kong profits tax has been made in these periods.

United States of America

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law, which has made significant changes to the Internal Revenue Code. Those changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the deemed repatriation of cumulative foreign earnings as of December 31, 2017. Accordingly, Golden Bull USA and BT USA reevaluated its deferred tax assets on net operating loss carryforward in the U.S and concluded there was no effect on the Company’s income tax expenses as Golden Bull USA and BT USA have no deferred tax assets generated since inception.

The following table reconciles the U.S. effective tax rate:

	For the Years Ended December 31,
	2020	2019	2018

US Federal rate	21%	21%	21%
Valuation allowance	(21)%	(21)%	(21)%
Effective tax rate	0%	0%	0%

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES (CONTINUED)

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2020 and 2019 are comprised of the following:

	December 31, 2020	December 31, 2019

Net operating loss carryforwards	$241,803	-
Less: valuation allowance	(241,803)	-
	$-	$-

The Company has approximately $1.15 million of U.S. federal and state tax Net Operating Losses (“NOL”s) that may be available to offset future taxable income, if any. The federal net operating loss carryforwards of $1.15 million, if not utilized, will expire in 2037.

Furthermore, as a result of changes in the ownership of our common stock and changes in our business operations, our ability to use our federal NOLs may be limited under Internal Revenue Code Section 382 and 383. State NOLs are subject to similar limitations in many cases.  As a result, our substantial NOLs may not have any value to us.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. In case the deferred tax assets will not be realized in future periods, the Company has provided a valuation allowance for the full amount of the deferred tax assets at December 31, 2020. The valuation allowance was $241,803 during the year ended December 31, 2020.

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2020 and 2019. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company is subject to U.S. federal income tax and primarily Texas state income tax. The Company has not been under tax examination in any jurisdiction for the years ended December 31, 2020, 2019 and 2018, respectively.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. RELATED PARTIES

During the Company’s normal business operations in the year ended December 31, 2020, the Company borrowed funds of $336,722 from the Company’s shareholders and senior management as working capital to support the Company’s operations when needed. Among the borrowings of $341,722, $329,772 was in the form of USDC. Such borrowings were non-interest bearing and due on demand. As of December 31, 2020, the balance of due to related parties was $336,722, comprised of balance of $329,722 due to Mr. Erke Huang, the Company’s interim Chief Executive Officer and Chief Financial Officer, and balance of $7,000 due to one shareholder.

As of December 31, 2019, the balance of due to related parties was $120,000, representing advances of working capital from one shareholder.

9. CONTINGENCIES

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed, substantially identical on January 26, 2021, titled, Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv- 00721). Several other related cases have since been filed seeking lead plaintiff status. The class action is on behalf of persons that purchased or acquired our Ordinary Shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. We intend to seek dismissal of the lawsuits and will vigorously defend the action.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

10. DISPOSITION OF POINT CATTLE

On September 8, 2020, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (“Point Cattle”, or the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration. Point Cattle Holdings Limited was a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC.

On September 8, 2020, the parties completed all the share transfer registration procedure as required by the laws of British Virgin Islands and all the other closing conditions have been satisfied, as a result, the disposition contemplated by the Disposition SPA is completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Point Cattle and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Point Cattle. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Point Cattle and its subsidiaries and VIEs, nor to the Purchaser.

On the same date, management was authorized to approve and commit to a plan to sell Point Cattle, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations in accordance with ASC 205-20-45. Considering the suspension of peer-to-peer lending business and the car rental business in the PRC, the net assets relevant to the sale of Point Cattle was fully impaired by the Company for the year ended December 31, 2020. The loss of $100,185 representing reclassification of accumulated translation adjustments to disposal loss was recognized as the net loss from disposal of discontinued operation in the year ended December 31, 2020.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. DISPOSITION OF POINT CATTLE (CONTINUED)

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As the transaction was closed on September 8, 2020, the Company had no assets and liabilities held for sale in the in the consolidated balance sheet as of December 31, 2020.

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020, 2019 and 2018:

	For the Years Ended December 31,
	2020	2019	2018
Discontinued Operations
Turnover	$-	$4,572,153	$7,889,201
Operating expenses	-	(12,129,167)	(10,182,832)
Other income, net	-	680,951	186,547
Income tax expenses	-	(806,803)	461,171
Impairment of net assets	(3,734,498)	-	-
Net gain from discontinued operations	(100,185)	-	-
Net loss from discontinued operations	$(3,834,683)	$(7,682,866)	$(1,645,913)

	For the Years Ended December 31, 2019
	Statements of operations filed in last year’s consolidated financial statements	Discontinued operations	Statements of operations filed in this year’s consolidated financial statements

Turnover	$4,572,153	$4,572,153	$-
Operating expenses	(14,122,492)	(12,129,167)	(1,993,325)
Other income, net	680,951	680,951	-
Income tax expenses	(806,803)	(806,803)	-
Net loss from continuing operations	(9,676,191)	-	(1,993,325)
Net loss from discontinued operations	-	(7,682,866)	(7,682,866)
Net loss	$(9,676,191)	$(7,682,866)	$(9,676,191)

	For the Years Ended December 31, 2018
	Statements of operations filed in last year’s consolidated financial statements	Discontinued operations	Statements of operations filed in this year’s consolidated financial statements

Turnover	$7,889,201	$7,889,201	$-
Operating expenses	(12,074,045)	(10,182,832)	(1,891,213)
Other income, net	186,547	186,547	-
Income tax benefits	461,171	461,171	-
Net loss from continuing operations	(3,537,126)	-	(1,891,213)
Net loss from discontinued operations	-	(1,645,913)	(1,645,913)
Net loss	$(3,537,126)	$(1,645,913)	$(3,537,126)

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. SUBSEQUENT EVENTS

1) Entry into an $80 million purchase agreement

On January 11, 2021, the Company entered into an $80 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement (the “Rights Agreement”) with an accredited institutional investor (the “Investor”). The Company executed a Securities Purchase Agreement on December 31, 2020 with the Investor to purchase an aggregate principal amount of $1,650,000 of convertible subordinated bridge notes which shall be repaid or automatically converted into the Company’s ordinary shares, $0.01 par value (“Ordinary Shares”) prior to commencement of sales under the Purchase Agreement. On February 5 and March 12, 2021, the Company completed the sale of subordinated convertible notes of $1,100,000 and $550,000, respectively, to an accredited institutional investor pursuant to the Purchase Agreement.

The purchase price of the Ordinary Shares purchased by the Investor under the Purchase Agreement will be derived from prevailing market prices of the Company’s Ordinary Shares immediately preceding the time of sale. The Company will control the timing and amount of future sales, if any, of Ordinary Shares to the Investor. The Investor has no right to require the Company to sell any Ordinary Shares to the Investor, but the Investor is obligated to make purchases as the Company directs, subject to certain conditions.

Under the Purchase Agreement, from and after the Commencement Date, the Company has the right, from time to time in its sole discretion and subject to certain conditions and limitations set forth in the Purchase Agreement, to direct the Investor to purchase up to the lesser of (i) $2,500,000 in Ordinary Shares; and (ii) 75% of the average dollar volume of Ordinary Shares for the lowest 8 of 10 Trading Days prior to providing notice to the Investor. The Company may effect a regular purchase at the Regular Purchase Price equal to 85% of the arithmetic average of the three (3) lowest volume weighed average prices (“VWAP”) calculated for the period five (5) Trading Days prior to and ending five (5) Trading Days after delivery of pre-settlement purchase shares based on an estimate and true-up. The Company may also effect an alternate purchase at the Alternate Purchase Price equal to 80% of the arithmetic average of the VWAPs calculated for the period on and ending five (5) Trading Days after delivery of pre-settlement shares based on an estimate and true-up.

2) Changes in management and directors

On February 3, 2020, the Company’s Board of Directors accepted the resignation of Ping Liu as Chairwoman of the Board, as she resigned for personal health reasons. The Board then elected Zhaohui Deng (previously misidentified as Chaohui Deng), an independent director, as Chairman of the Board.

The Board removed Min Hu as Chief Executive Officer, as he was not participating in the Company’s bitcoin mining operations. Mr. Hu will remain an independent director of the Company. The Board then named Erke Huang, currently Chief Financial Officer and a director, also as Interim Chief Executive Officer while an ongoing search for a new CEO continues.

The Board also accepted the resignation of Hong Yu as Chief Strategy Officer and a director. Mr. Yu decided it was in the Company’s best interests for him to pursue his other opportunities. Separately, the Company has engaged two senior corporate strategy consultants in the United States with extensive experience spanning traditional financial services and digital assets, as well as associated legal and regulatory matters.  The addition of these resources significantly expands Bit Digital’s existing capabilities, and in partnership with Bit Digital’s management team, the consultants will help develop the evolution of Bit Digital’s business model and lead its expansion and growth strategy.  Following a transition period, the consultants are expected to be announced as senior executives of Bit Digital.

3) Class Action

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed on January 26, 2021,substantially identical, titled Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00721) (U.S.D.C. S.D.N.Y.). Please refer to Note 9, Contingencies.