Form 20-F
period 2021-12-31
Bit Digital, Inc
filed 2022-04-15
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Bryan Bullett

Chief Executive Officer

Tel: (212) 463-5121; bryan@bit-digital.com

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of April 6, 2022 was: 73,073,960 ordinary shares, par value $0.01 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2021, the last business day of the registrant’s second quarter of most recently completed fiscal year, the aggregate market value of the 45,358,470 ordinary shares held by non-affiliates of the registrant was approximately $310,251,935 based on the closing price of $6.84 for the registrant’s ordinary share as reported on the Nasdaq Capital Market.

BIT DIGITAL, INC.

FORM 20-F ANNUAL REPORT

-i-

PART I

CERTAIN INFORMATION

In this Annual Report on Form 20-F, all references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this report refer to Bit Digital, Inc. (formerly known as Golden Bull Limited), a Cayman Islands exempted company (“Bit Digital”), including its consolidated subsidiaries, unless the context otherwise indicates. We currently conduct our business through Bit Digital U.S.A. Inc., a Delaware corporation and our operating entity in the United States; and Bit Digital Canada, Inc., our operating entity in Canada; Bit Digital Singapore Pte Ltd., a Singapore company; Bit Digital Hong Kong Limited and Bit Digital Strategies Limited, Hong Kong companies.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this report, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

This annual report may contain translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Prospectus Summary”, “Risk Factors”, and elsewhere in this report.

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

The following summary consolidated financial statements for the years ended 2021, 2020, and 2019 are derived from our audited consolidated financial statements included elsewhere in this report. The Company commenced its mining operations in February 2020 and disposed of our former peer-to-peer lending business (which ceased operation in October 2019) and the former car rental business in PRC on September 8, 2020. In accordance with ASC 205-20-45, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net income (loss) of continuing operations. Accordingly, the summary statement of operations data for the year ended December 31, 2019, and summary consolidated balance sheet as of December 31, 2019, as comparative statement of operations, have been retroactively adjusted to reflect the discontinued operations. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “ITEM 5. Operating and Financial Review and Prospects” included elsewhere in this report.

Summary Consolidated Statements of Operations

	For the Years Ended December 31,
	2021	2020	2019
Revenue from digital asset mining	$96,078,570	$21,065,113	$-

Operating cost and expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(30,739,776)	(14,104,628)	-
Depreciation and amortization expenses	(13,113,964)	(3,324,655)	-
General and administrative expenses	(39,154,204)	(2,515,117)	(1,993,325)
Total operating expenses	(83,007,944)	(19,944,400)	(1,993,325)

Income (Loss) from Operations	13,070,626	1,120,713	(1,993,325)

Realized gain on exchange of digital assets	7,738,557	805,557	-
Impairment of digital assets	(9,045,007)
Loss from disposal of property and equipment	(3,746,247)
Other income (expenses)	702,414	(1,924)	-
Total other (expenses) income, net	(4,350,283)	803,633	-

Income (loss) from continuing operations before income taxes	8,720,343	1,924,346	(1,993,325)

Income tax expenses	(3,856,341)	-	-
Net income (loss) from continuing operations	4,864,002	1,924,346	(1,993,325)

Net loss from discontinued operations	-	(3,834,683)	(7,682,866)
Net Income (loss)	$4,864,002	$(1,910,337)	$(9,676,191)

Other comprehensive income (loss)
Foreign currency translation adjustment	-	-	(75,120)
Reclassified to net loss from discontinued operations, net of tax	-	100,185	-
Comprehensive income (loss)	$4,864,002	$(1,810,152)	$(9,751,312)

Weighted average number of ordinary share outstanding
Basic	55,440,527	30,591,122	15,197,815
Diluted	57,529,895	30,591,122	15,197,815
Income (loss) per share
Basic	$0.09	$(0.06)	$(0.62)
Diluted	$0.08	$(0.06)	$(0.62)

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$42,398,528	$405,133
Digital assets	$51,112,146	$6,293,922
Total Current Assets	$96,561,290	$8,719,429
Total Assets	$179,917,981	$39,893,549
Total Liabilities	$8,274,254	$1,893,974
Total Bit Digital, Inc.’s Shareholders’ Equity	$171,643,727	$37,999,575
Total Liabilities and Equity	$179,917,981	$39,893,549

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for The Offer and Use of Proceeds

Not Applicable.

3.D Risk Factors

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our Ordinary Shares. The Company may be subject to various legal and operational risks as a result of its previously being a China-based Issuer with substantial amounts of the Company’s operations previously in China and Hong Kong. The legal and regulatory environment in China is in many respects different from the United States. These risks and others could result in a material change in the value of our securities and/or significantly limits or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Doing Business in China

Prior to the commencement of the Company’s bitcoin mining business, and before the involvement of any of the Company’s current directors, officers or employees, Golden Bull Ltd formerly operated a peer-to-peer lending business in the PRC, as discussed below. Additionally, from February 2020 to June 2021, the Company operated its bitcoin mining business in the PRC, but completed the migration of all of its bitcoin mining operations out of China by September 30, 2021. Risks related to the Company’s former operations in the PRC are discussed below.

Pursuant to laws and regulations of PRC, there are two ways for foreign legal persons/entities to be considered to be engaging in operation activities within the territory of China. One way is to establish a foreign-invested enterprise, that is incorporated, according to the Foreign Investment Law of PRC, within the territory of China and that is wholly or partly invested by a foreign investor. The organization form, institutional framework and standard of conduct of a foreign-invested enterprise are subject to the provisions of the Company Law of the PRC and the Partnership Enterprise Law of the PRC and other law related regulations. Another way to be deemed to be operating within China is to complete the approval and registration procedures with the relevant regulatory authorities in accordance with the provisions of Administrative Measures for the Registration of Enterprises of Foreign Countries (Regions) Engaging in Production and Operation Activities within the Territory of China (Revised in 2020), or Order No.31. Notwithstanding the fact that we no longer have bitcoin mining operations in China, our prior operations may subject us to the statutes and regulations of China, as the Company conducted its bitcoin mining operations in the PRC through its Hong Kong subsidiary and did not register to do business in the PRC and, as described below, we may be subject to fines, penalties and other sanctions.

There are risks to foreign investors in Chinese companies.

The Chinese government implements the management systems of pre-establishment national treatment and negative list for foreign investment. Pre-establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts; negative list for foreign investment refers to special administrative measures for the restricted or prohibited access of foreign investment in specific fields as stipulated by the Chinese government.

Pursuant to the Special Administrative Measures for Access of Foreign Investment Access (2021 Edition), or the 2021 Edition Negative List for Foreign, issued by The Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on December 27, 2021, which came into effect on January 1, 2022, our bitcoin mining business does not fall into the Negative List for Foreign. However, the 2021 Edition Negative List for Foreign indicates that “Fields not mentioned in the Negative List for Foreign Investment Access shall be subject to administration under the principle of consistency for domestic and foreign investments. The relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis.”

Also, based on the Negative List for Market Access (2022 Edition), “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December. 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to various types of enterprises inside China.” “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” Additionally, the NDRC released on December 30, 2021 its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of “1. outdated production processing and equipment under the original Catalog.” Therefore, foreign investment enterprises are prohibited from virtual currency activities and our bitcoin mining business are banned in China as well. There can be no assurance that our prior mining activities in China will not be subject to fines and penalties on a retroactive basis.

We may be subject to penalties as a result of the Chinese government suspension of our former P2P lending business

The Company is currently engaged in the bitcoin mining business, but previously, before the involvement of any of the Company’s current directors, officers or employees, was primarily an online finance marketplace, or “peer-to- peer” lending company, in China that provided borrowers access to loans. On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it was conducting an investigation of Shanghai Dianniu Internet Finance Information Service Co. Ltd, which was a variable interest entity (VIE) of the Company, for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least six of those suspects. On March 24, 2020, the Bureau announced that it had transferred seven suspects to the procuratorates for criminal prosecution and took criminal action against 14 defendants and is searching for our former CEO as of the date of this report. While the Company has not been subject to any enforcement actions or investigations, nine persons, including a former director of the Company, have been found guilty of fund-raising fraud or illegally collecting public deposits by the People’s Court of Shanghai Pudong New District, and were sentenced to imprisonment and the confiscations and return of all the illegal gains, which may or may not include assets of the Company. The Company’s current management believes that its former Chief Financial Officer, as well as members of the VIE’s management, may have been the subject of these proceedings. No current member of our management or board and none of our current employees was involved with the Company at the time of the events described above. As of the date of this report, the final outcome of the investigation has not been published, and the impact of any such outcome on the Company cannot be estimated or determined with any certainty.

We may be subject to fines and penalties for any noncompliance with or liabilities in our former business in China in a certain period from now on.

Pursuant to the Law of the People’s Republic of China on Administrative Penalties (Revised in 2021), where an unlawful act conducted in China is not discovered within two years of its commission (the period shall be counted from the date on which the unlawful act is committed, or if the act is ongoing or continuous, from the date on which the act ends), the administrative penalty shall be exempted; and if it involves citizens’ life and health security or financial security, and causes harmful consequences, the above-mentioned period shall be extended to five years, except as otherwise prescribed by laws. We have not received any administrative penalty for our historical mining business as of the date of this report. Nevertheless, uncertainties still exist since the administrative organs may impose administrative penalties on us in a certain period from now on for any noncompliance with or liabilities in our historical business in China, including, but not limited to, any noncompliance with or liabilities under Order No.31 and applicable environmental, health or safety regulations, which could materially and adversely affect our results of operations.

As a result of the May 21, 2021 Financial Stability Development Committee of the State Council in China targeting virtual currency mining in China, we suspended all mining operations in China and then terminated our business operations in June 2021. However, as described in the next risk factor, it was not until September 2021 that digital asset transactions were banned. In October 2020, the Company commenced the migration of miners out of China and believes it was in compliance with Chinese law on bitcoin mining while operating in China. However, according to Foreign Investment Law of PRC and Order No. 31, foreign enterprises engaged in profit-making activities in China are required to apply to the provincial market regulatory administration, or the registration authorities, for registration upon the approval of the State Council and the competent agencies authorized by the State Council, or the approving authorities. Without the approval of the approving authorities and the registration approval of the registration authorities, foreign enterprises may not conduct any production and operation activities within the territory of China, and foreign enterprises engaging in profit-making activities without proper authority may be subject to penalties, such as warnings, fines, confiscation of illegal income or suspension of business for rectification on a case-by-case basis of the PRC authorities under the PRC laws.

Before we terminated our business operations in China, our business in China was not carried out through any Chinese subsidiaries; in China, we made profits from mining equipment stored in facilities directly leased by Bit Digital Hong Kong, deemed to be a foreign enterprise. Bit Digital Hong Kong did not provide cloud mining services or similar services to any third parties. Nevertheless, the Company may be subject to penalties such as warnings, fines, confiscation of illegal income, or suspension of business for rectification on a case-by-case basis of the PRC authorities under the PRC laws, for not registering to do business in China or having authorization for its bitcoin mining operations.

The PRC government department does have the authority to issue licenses or approval in some industries directly to foreign companies, including Hong Kong companies, which has been provided in Order No. 31. A foreign company, including a Hong Kong company, is permitted to be engaged in production and operation within China in two ways-one is to obtain the license or approval, and the other is to establish a subsidiary in the territory of China, otherwise it may lead to a punishment of a warning, fine, confiscation of income and/or suspension of business for rectification. Furthermore, although Hong Kong is one of the special administrative districts of the PRC, from the perspective of foreign investment supervision, Hong Kong companies are treated as foreign companies, and most of the laws and regulations related to the foreign investment also apply to Hong Kong companies. Considering that Bit Digital Hong Kong Limited (“BT HK”) had already been engaged in bitcoin mining activities in the territory of China, and that BT HK had not obtained business licenses in relevant provinces, it would be much more difficult for Bit Digital Hong Kong to obtain licenses directly than to establish a subsidiary in PRC. From the perspective of compliance, the Company decided to initiate the process of forming a subsidiary to undertake operational activities in PRC. However, in view of the more recent ban on all new digital asset operations in China, we terminated the process of forming a subsidiary in mainland China. Since BT HK had not obtained business licenses in relevant provinces where Bit Digital Hong Kong used to carry out business, it may lead to a punishment of warning, fine, confiscation of income and/or suspension of business for rectification.

It is now illegal to engage in digital asset transactions including bitcoin mining operations in China, the ruling of which may adversely affect us.

China has now taken harsh regulatory action to ban digital asset mining operations and to severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange them for fiat currency. Such restrictions may adversely affect us as the large-scale use of digital assets as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations.

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading.” However, it was not until September 24, 2021, as described below, that all digital asset transactions were banned in China. In May 2021, local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in digital asset mining on June 9, 2021. At the time of the announcement of the ban in Xinjiang, we had no mining operations in Xinjiang. On June 18, 2021, according to the public media report, Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of digital asset mining projects with a deadline of June 25, 2021. Accordingly, we ceased all remaining operations in PRC on June 21, 2021. On September 24, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283) banned all new digital asset operations in China. The NDRC notice set forth penalties on a going forward basis for all of the PRC. While we do not believe Sichuan Province will seek to impose retroactive fines, penalties or sanctions, there can be no assurance the province may not seek to do so.

In consideration of the PRC government’s policies and general attitude toward our industry, as well as our business plans, we will not conduct any digital asset mining operations or digital asset trading operations in mainland PRC. All of our miners have been migrated out of the PRC as of September 30, 2021 and are expected to be fully operational in the U.S. during the second half of 2022. We have not had difficulties transferring the bitcoin mining equipment from our Hong Kong subsidiaries to our other subsidiaries, nor have we had difficulties in transferring cash to or from our Hong Kong subsidiaries. However, this could change in the event that our Hong Kong subsidiaries become subject to the direct oversight of the PRC government if the National laws of mainland China are applied in Hong Kong. All of our bitcoin mining equipment has been transferred from our Hong Kong subsidiaries to North America. See “Risk Factors – General Risks – Risks Related to Doing Business in China – We may be subject to fines and penalties for any noncompliance with or liabilities in our historical business in China in a certain period from now on” above and “Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” below.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Although we have completed the migration of miners to the United States and/or Canada, our bitcoin mining business is worldwide. We expect to continue to purchase bitcoin miners from manufacturers and/or other sellers located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, and in particular in 2020 as a result of COVID-19, China’s economic growth slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited precedential value. Since the PRC legal system continues to rapidly evolve, the interpretation of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The risks arising from the legal system in China include risks and uncertainties regarding the enforcement of laws and rules and regulations in China can change quickly with little advance notice; and there is a risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

China is one of the jurisdictions to implement strict foreign exchange control. The free flow of bitcoin presents novel issues in the context of Chinese foreign exchange control. In some public speeches, officials of the Chinese State Administration of Foreign Exchange (“SAFE”) have expressed concerns about the challenges of digital asset to foreign exchange control. In the event regulators believe that the circulation of bitcoin has a significant adverse impact on financial security, they may restrict the trading of bitcoin, as they have done with bitcoin mining, in its jurisdiction.

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

In addition to the unified policies at the national level, the attitudes of the Chinese local or provincial governments towards mining enterprises have also changed from time to time. In recent years, local governments in Inner Mongolia, Sichuan and Xinjiang have taken action to inspect and clean up   mining enterprises in their jurisdictions. These actions contributed to our decision to commence migration of miners out of China in October 2020.

We may be subject to recently announced Measures from the Cyberspace Administration of China concerning the collection of data and required to obtain clearance from the CAC.

The Cybersecurity Review Measures (2021) (the “Measures”) were officially released to the public on December 28, 2021, and become effective on February 15, 2022. According to the Measures,” to go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review.

Currently, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

We believe we currently are not required to obtain clearance from the CAC regarding our listing in the United States under the recently-enacted or proposed regulations or rules because we have never set an online platform for any user and we have not acted as an online platform operator. However, since these cybersecurity rules were recently enacted and uncertainties exist as to the interpretation or implementation of the Measures, if the Measures require us to obtain clearance or permissions from the CAC, we would file an application with CAC and seek to obtain the clearance or permissions from the CAC as required, however there can be no assurance we will obtain clearance or permission which could adversely affect our business. Compliance with the Measures, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future, may entail significant expenses and could materially affect our business.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed under “Business-Regulation” in our Annual Report on Form 20-F, and certain other regulations and rules concerning mergers and acquisitions establish additional procedures and requirements in PRC that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti- monopoly enforcement agency of the State Council shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Also, according to the Foreign Investment Law of the PRC, “Where a foreign investor acquires any domestic enterprise in China or participates in the concentration of undertakings by other means, it shall be subject to the review of concentration of undertakings according to the provisions of the Anti-monopoly Law of the PRC.” Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, to the extent relevant, could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” Since a portion of our management members are not based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

United States regulators may be limited in their ability to conduct investigations or inspections of our operations in Hong Kong.

The increased regulatory scrutiny focus on U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation. Although the audit reports of Audit Alliance LLP included in this report are prepared by Singapore auditors who are subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access in the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq or the over-the-counter market, may determine to delist our securities.

U.S. public companies that have or had a substantial portion of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate government policies or a lack of adherence thereto and, in many cases, allegations of fraud.

As part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and the Nasdaq, or in the U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. national securities exchange and in the over-the- counter market, if the auditor is not subject to PCAOB inspections for three consecutive years. Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, because of the positions taken by authorities in mainland China and Hong Kong. While we understand that there has been dialogue among the China Securities Regulatory Commission, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, and the audit reports of Audit Alliance LLP incorporated by reference into this report are prepared by Singapore auditors who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with requirements imposed by U.S. regulators in the future. The market prices of our ordinary shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA and other similar rules and regulations.

Our Hong Kong subsidiaries could become subject to the direct oversight of the PRC government at any time if the national laws of mainland China are applied to Hong Kong.

The national laws of the PRC, including but not limited to (i) the Cybersecurity Review Measures that became effective on February 15, 2022; and (ii) approval by the Chinese Securities Regulatory Commission (“CSRC”) or any other Chinese regulatory authority to approve or permit our offering of securities in the U.S., do not currently apply to our Hong Kong subsidiaries, except for those listed in the Basic Law of Hong Kong and set forth under “Risk Factors” below. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future and our Hong Kong subsidiaries may be subject to future oversight by the PRC government.

Pursuant to Article 18 of the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), “The laws in force in the Hong Kong Special Administrative Region shall be the Basic Law, the laws previously in force in Hong Kong as provided for in Article 8 of this Law, and the laws enacted by the legislature of the Region. National laws shall not be applied in the Hong Kong Special Administrative Region except for those listed in Annex III to the Basic Law. The laws listed therein shall be applied locally by way of promulgation or legislation by the Region. Also, regarding the Annex III and several Instruments of the Basic Law, National Laws, which have applied in Hong Kong until now are as following:

Resolution on the Capital, Calendar, National Anthem and National Flag of the PRC; Resolution on the National Day of the PRC; Declaration of the Government of the PRC on the Territorial Sea; Nationality Law of the PRC; Regulations of the PRC Concerning Diplomatic Privileges and Immunities; Law of the PRC on the National Flag; Regulations of the PRC Concerning Consular Privileges and Immunities; Law of the PRC on the National Emblem; Law of the PRC on the Territorial Sea and the Contiguous Zone; Law of the PRC on Garrisoning the Hong Kong Special Administrative Region; Law of the PRC on the Exclusive Economic Zone and the Continental Shelf; Law of the PRC on Judicial Immunity from Compulsory Measures Concerning the Property of Foreign Central Banks; Law of the PRC on the National Anthem; Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region.

The CSRC released, on December 24, 2021, the Provisions of the State Council on the Administration of Domestic Companies Offering Securities for Overseas Listing (Revision Draft for Comments) (the “Provisions”) and the Administrative Measures for the Filing of Domestic Companies Seeking Overseas Securities Offering and Listing (the “Measures”) for public comment. According to the Provisions and Measures, “Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information;” and “An overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities.” Furthermore, the Cybersecurity Review Measures (2021) was officially released to the public on December 28, 2021 and would become effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), “To go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review.”

As of the date of this report, the Hong Kong subsidiaries have not established any subsidiary or branch in mainland PRC and are not conducting any business operations in mainland PRC.

Based on the aforementioned Basic Law, the Hong Kong subsidiaries are not currently subject to the Cybersecurity Review Measures (2021) and the Provisions and the Measures. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, the national laws applicable in Hong Kong in the Basic Law might be revised in the future.

Therefore, we cannot assure you that we will not be affected by the foregoing or relevant laws, regulations or policies in the future, if there are any changes to the foregoing laws, regulations and policies, or if any new laws, regulations, and policies are published, we could not guarantee that the relevant laws, regulations, or policies would not be applied retroactively, so we might face penalties, and our reputation and results of operations could be materially and adversely affected.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on the indirect transfer of equity in the past and potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 to replace some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source partly revised, or SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. SAT Circular 698 was repealed from the date SAT Circular 37 was enacted.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under Circular 7 and/or SAT Circular 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our former PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Historically, a portion of our revenues and expenditures have been denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB have affected the relative purchasing power in RMB terms of our U.S. dollar assets. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our historical consolidated statements of operations. Periodic remeasurements have caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations may continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from any RMB denominated operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

General Risks

We have a history of operating losses, and we may not be able to sustain profitability; we have recently shifted our bitcoin mining business, and we may not be continuously successful in this business.

We recently experienced profitability from our continuing bitcoin mining operations. We may again incur losses, as we continue to work to grow our bitcoin mining business. Prior to the commencement of the Company’s bitcoin mining business, and before the involvement of any of the Company’s current directors, officers or employees, Golden Bull Limited was previously engaged in a peer to peer (“P2P”) online lending business in China. Starting on or about November 2019, we made a decision to diversify into the bitcoin mining business, as well as the car rental business in the United States, which plans concerning the car rental business were suspended as a result of the coronavirus pandemic. In September 2020, we disposed of our P2P and Chinese car rental business and decided to focus primarily on our bitcoin mining business. Currently, our operations are focused on our bitcoin mining business located at our bitcoin mining facilities in the United States and Canada. Our current business, including our growth strategy for our business, involves an industry that is itself new and evolving and is subject risks, many of which are discussed below. Even though we are currently operating profitability, we may not be able to achieve profitability in subsequent periods. See “Bitcoin Related Risks” below.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including the levels of our net revenues, expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited bitcoin mining operating history. In May 2021 when the Chinese government targeted virtual currency mining and put pressure on Chinese banks and payment companies to restrict digital asset transactions and otherwise signaled that China intended to further limit digital asset mining within the country, we suspended operations in China and continued to migrate all of our remaining miners in China to North America. We terminated all bitcoin mining operations in China in June 2021. Our results of operations in 2021 have been adversely affected by the material decrease in bitcoins mined including, in part, due to the need to migrate and replace a portion of our miners. We have migrated all miners to the United States by the end of October 2021 and expect to have them and any newly purchased miners operational during the second quarter of 2022. However, there can be no assurance we will achieve the level of profitability we experienced in late 2020 or the first quarter of 2021.

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

Pursuant to a Share Purchase Agreement dated September 8, 2020, the Company sold Point Cattle Holdings Limited, one of the Company’s subsidiaries, together with its subsidiaries and VIEs to an unaffiliated third party, and, following the disposition, the operations of its peer-to-peer lending business were classified as discontinued operations. Since on or before September 8, 2020, the spun-off subsidiaries and VIEs engaging in peer-to-peer lending business have no current or ongoing relationship with the Company. See Item 4 - “Information on the Company - Legal Proceedings” below.

We have not received any administrative penalty for our historical peer-to-peer lending business as of the date of this report. Nevertheless, uncertainties still exist since the PRC law system also contains government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. According to the newly-issued Regulations on the Prevention and Treatment of Illegal Fundraising, which came into force on May 1, 2021, no one shall benefit from illegal fund-raising. Even if there is no criminal offense, the PRC governmental authorities or regulators have the right to seal up, freeze and/or seize the related assets, and the PRC governmental authority also could mandatorily request the person/entity who commits illegal fund-raising or who assists the illegal fund-raising which could involve the Company, to return or sell related assets which could be those of the Company, at the current price to recover the funds that were illegally raised. In addition, although the Company is not responsible for any potential claims by customers with losses, the filing of any such claims and/or government investigations or proceedings against the Company or any of its affiliates, even if not justified, may create negative publicity and have a material adverse effect on the Company. If such situations occur, our business, financial condition and results of operations may be materially and adversely affected even though we disposed of our former VIE entities that were involved in the P2P lending business.

We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.

Having recently exited China, we are seeking to enter bitcoin mining related business around the globe. However, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

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

To finance any acquisitions or joint ventures, we may choose to issue ordinary shares, preferred shares or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such preferred shareholders in priority over our ordinary shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our ordinary shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using stock as consideration.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances in bitcoin mining or other businesses. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

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

The loss of any member of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management team, including Mr. Bryan Bullett, our Chief Executive Officer, Mr. Erke Huang, our Chief Financial Officer, and Mr. Sam Tabar, our Chief Strategy Officer. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to continue to develop our business. If our management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

The loss of key members of management could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, and who have a sound understanding of our business and the bitcoin industry. The market for highly qualified personnel in this industry is very competitive, and we may be unable to attract or retain such personnel. If we are unable to attract or retain such personnel, our business could be harmed.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls. As of December 31, 2021, our disclosure controls and procedures were not effective and management determined that we did not maintain effective internal control over financial reporting due to certain significant deficiencies and material weaknesses. Management is undertaking actions to remediate the material weaknesses, but there is no assurance they will be remediated this year. See Item 15 – “Controls and Procedures” below.

If our internal control over financial reporting or our disclosure controls are not effective, we may be unable to issue our financial statements in a timely manner, we may be unable to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner or we may be otherwise unable to comply with the periodic reporting requirements of the SEC, our ordinary shares listing on Nasdaq could be suspended or terminated and our share price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to shareholder lawsuits, which could impose significant additional costs on us and divert management attention.

The coronavirus pandemic is a serious threat to health and economic wellbeing affecting our employees, investors and our sources of supply, which could significantly disrupt our operations and financial results.

On March 11, 2020, the World Health Organization announced that novel Coronavirus (COVID-19) infections had become pandemic, and, on March 13, 2020, the U.S. President declared a national emergency relating to the virus. There has been and continues to be widespread infection in the United States with a second wave now appearing in China and elsewhere, with the potential for catastrophic impact. Mandatory business closures have had catastrophic impacts on worldwide economies of uncertain duration.

We believe that our results of operations, business and financial condition has continuously been adversely impacted by the effects of COVID-19. In addition to global macroeconomic effects, the COVID-19 outbreak and any other related adverse public health developments may cause disruption to our mining activities. If an outbreak occurs near our mining facilities, we may experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our mining consultants to perform their jobs. If we are unable to effectively service our miners, our ability to mine bitcoin will be adversely affected as miners go offline, which would have an adverse effect on our business and the results of our operations. COVID-19 or other disease outbreak has in the short-term, and may over the longer term, adversely affect the economies and financial markets of many countries, resulting in an economic downturn that may adversely affect demand for bitcoin and impact our operating results. Although the magnitude of the impact of the COVID-19 outbreak on our business and operations remains uncertain, the continued global spread of COVID-19 or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs. If we are unable to effectively service our miners, our ability to mine bitcoin will be adversely affected as miners go offline, which would have an adverse effect on our business and the results of our operations.

Our third-party manufacturers, suppliers, sub-contractors and customers have been and will continue to be disrupted by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts for our existing miners, which are second-hand, as well as any new miners we purchase, may be delayed. As our miners require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from their manufacturer may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations. If not resolved quickly, the impact of COVID-19 global pandemic could have a material adverse effect on our business.

The effectiveness of the COVID-19 vaccine and vaccination programs remains to be verified worldwide, including against variants of the virus. The sweeping nature of the COVID-19 pandemic makes it extremely difficult to predict how the company’s business and operations will be affected in the longer run. So far, the likely overall economic impact of the pandemic is widely viewed as highly negative to the global economy.

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

We do not have any business interruption or disruption insurance coverage.

Currently, we do not have any business liability or disruption insurance to cover our operations, other than director’s and officer’s liability insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

During the year ended December 31, 2020, we raised gross proceeds aggregating $5.2 million in cash and $14.6   million in USDC in certain private placements, which enabled us to implement our new business strategy. Since May 20, 2021, we drew down an aggregate of $36 million under the Ionic Ventures Purchase Agreement and raised $80 million of gross proceeds in our September 2021 private placement. We incurred net losses of approximately $1.9 million and $9.7 million for the years ended December 31, 2020 and 2019, respectively. We reported a net income approximately of $5.2 million for the year ended December 31, 2021. We had negative cash flows from our operating activities of approximately $23.3 million, $3.4 million and $1.3 million for the years ended December 31, 2021, 2020 and 2019, respectively. Negative cash flow during fiscal 2021 resulted, in part, from $13,114,000 of depreciation of property and equipment and $21,907,000    of share-based compensation related to restricted stock units. We cannot assure you our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our Company’s development. Our inability to offset our expenses with adequate revenue, will adversely affect our liquidity, financial condition and results of operations. Although we have adequate cash on hand from our September 2021 private placement and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We expect to need additional cash resources in the future as we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions in order to implement our business plan. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Bitcoin-Related Risks

Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$3,792 per coin as of December 31, 2018; US$7,220 per coin as of December 31, 2019; US$28,922 per coin as of December 31, 2020; to US$46,306 per coin as of December 31, 2021 and a high of US$47,026 as of March 30, 2022 according to Coin Market Cap.

We expect our results of operations to continue to be affected by the bitcoin price as most of our revenue is from bitcoin mining production as of the filing date of this report. Any future significant reductions in the price of bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the bitcoin price will remain high enough to sustain our operation or that the bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the bitcoin price can have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the bitcoin price. For example, the usage of bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin’s price volatility. Additionally, the reward for bitcoin mining will decline over time, with the most recent halving event occurred in May 2020 and next one to occur four years later, which may further contribute to Bitcoin price volatility.

Our future success will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.

Our operating results will depend in large part upon the value of bitcoin because it is the sole digital asset we currently mine. Specifically, our revenues from our bitcoin mining operations are principally based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. We also receive transaction fees paid in bitcoin by participants who initiated transactions associated with new blocks that we mine. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our strategy currently focuses primarily on bitcoin (as opposed to other digital assets). Further, our current application-specific integrated circuit (“ASIC”) machines (which we refer to as “miners”) are principally utilized for mining bitcoin and bitcoin cash and cannot mine other digital assets, such as ETH, that are not mined utilizing the “SHA-256 algorithm.” If other digital assets were to achieve acceptance at the expense of bitcoin or bitcoin cash (a variant form of bitcoin created in 2017 by a hard fork of the bitcoin blockchain) causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

Bitcoin and other bitcoin market prices, which have historically been volatile and are impacted by a variety of factors (including those discussed below), are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of digital assets, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both bitcoin and our ordinary shares.

The impact of government responses to miner activity is uncertain.

Because of environmental-impact concerns related to the potential high demand for electricity to support proof-of-work mining activity, political concerns, and for other reasons, we may be required to cease mining operations in certain locations in the world without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. For example, the Chinese government has required the mining of digital assets to be discontinued on very short notice. We were already in the process of migrating our bitcoin mining assets out of China to North America; however, in light of the Chinese government’s actions, we had to accelerate our migration efforts, which has had a material adverse effect on our operations in 2021.

Such government action had a negative impact not only on the value of existing miners owned by us but also on our ability to dispose of obsolete miners and to purchase new miners and the prices to acquire the same. Such government action also had a significant impact on the price of bitcoin, including an increase in the volatility of the price (both up and down) of bitcoin and the price and value of miners owned by us (both up and down). These events had a negative impact on our earnings in 2021.

Our discontinuance of mining operations in China in response to such government action caused us to accelerate our migration of miners to North America. This process resulted in costs associated with the refurbishment and transfer to be incurred by us, as well as the transferred miners being off-line and not able to mine bitcoins for some time. This has had an adverse impact on our earnings in 2021.

Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly, and our expenses may increase in the future. We intend to use funds on hand and from shares sold under an effective registration statement to continue to purchase bitcoin mining machines. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

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

The properties included in our mining network may experience damage, including damage that is not covered by insurance.

Our prior mining operations in China and current operations in the states of Texas, Nebraska and Georgia in the United States and Canada are, and any future mining sites we may establish will be, subject to a variety of risks relating to physical condition and operation, including, but not limited to:

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

For example, our mines could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster, the coronavirus or another pandemic, or by a terrorist or other attack. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mines could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost- effective sources of electrical power generating capacity. Given the power requirements of our mines, it would not be feasible to run miners on back- up power generators in the event of a power outage. We do not have any insurance to cover the replacement cost of any lost or damaged miners, or any interruption of our mining activities. In the event of an uninsured loss, such mines may not be adequately repaired in a timely manner or at all, and we may lose some or all of the future revenues anticipated to be derived from such mines.

If, pursuant to our hosting service contracts (the “Hosting Agreements”) with hosting service providers, hosting service providers cannot or will not supply sufficient electric power or services for us to operate our miners, we may be required to relocate some or all of our miners to an alternative facility, which may have a less advantageous cost structure and our business and results of operations may suffer as a result.

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

If we are unable to secure sufficient power supply from the current hosting service providers, or if the current hosting service providers are unable to supply sufficient electric power, we may be forced to seek out alternative mining facilities. Should this occur, our operations may be disrupted, which may have a material adverse effect on our operations.

If our Hosting Agreements with the current hosting service providers in the U.S. and Canada are terminated, we may be forced to seek a replacement facility to operate our miners on acceptable terms; should this occur, our operations may be disrupted, which may have a material adverse effect on our operations.

If we are forced to relocate to a new mining facility, we may not be successful in identifying adequate replacement facilities to house our miners. Even if we do identify such facilities, we may not be able to secure use of those facilities at rates that are economically viable to support our mining activities. Relocating our miners, as we did to migrate from China, will require us to incur costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to a new facility. If we are required to move our miners, our business may suffer, and our results of operations would be expected to be materially adversely affected.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in digital assets is subject to a variety of factors that are difficult to evaluate.

The use of digital assets to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of digital assets as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of digital assets as a medium to exchange;

●	governmental and quasi-governmental regulation of digital assets and their use, or restrictions on or regulation of access to and operation of the network or similar bitcoin systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the network;

●	the increased consolidation of contributors to the bitcoin blockchain through mining pools;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting digital assets for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to digital assets; and

●	negative consumer sentiment and perception of bitcoin specifically and digital assets generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept digital assets as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to digital assets has been to exclude their use for ordinary consumer transactions within its jurisdiction.

Subject to such restrictions, we also may be unable to obtain or maintain these services for our business. The difficulty that many businesses in our industry and in related industries have and may continue to have in finding banks and financial institutions willing to provide them services may now, and in the future, decrease the usefulness of digital assets as a payment system, harm public perception of digital assets and decrease their usefulness.

The usefulness of digital assets as a payment system and the public perception of digital assets could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other bitcoin-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert digital assets to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of Internet disruptions, which could have an adverse effect on the price of digital assets.

A disruption of the Internet may affect the use of digital assets and subsequently the value of our securities. Generally, digital assets and our business of mining digital assets is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of digital assets and our ability to mine digital assets.

The impact of geopolitical and economic events on the supply and demand for digital assets is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other digital assets, which could increase the price of bitcoin and other digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in digital assets as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, digital assets, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or any other digital assets we mine or otherwise acquire or hold for our own account.

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

Currently, miners receive both rewards of new bitcoin and transaction fees paid in bitcoin by persons engaging in bitcoin transactions on the bitcoin blockchain for being the first to solve bitcoin blocks. As the number of bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another digital asset or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin that could adversely impact an investment in our securities. Decreased use of and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and, consequently, the value of our ordinary shares.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of bitcoin systems leads to ineffective decision making that slows development and growth of such digital assets, the value of our ordinary shares may be adversely affected.

There is a lack of liquid markets for digital assets, and blockchain/bitcoin-based assets are susceptible to potential manipulation.

Digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm investors.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets.

We compete with other users and/or companies that are mining digital assets and other potential financial vehicles, including securities backed by or linked to digital assets through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in digital assets directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our business strategy or operate at all, or to maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm investors.

Our bitcoins may be subject to loss, theft or restriction on access.

There is a risk that some or all of our bitcoins could be lost or stolen. Digital assets are stored in platforms commonly referred to as “wallets” by holders of bitcoins which may be accessed to exchange a holder’s bitcoin assets. Access to our bitcoin assets could also be restricted by cybercrime (such as a denial-of-service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure from external attack than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our bitcoin assets. Moreover, cold storage may increase the risk of internal theft or malfeasance. We hold our digital assets in hot or cold wallets through third party custodians, to reduce the risk of external malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated. If any of our bitcoin were lost or stolen, it is unlikely that we would ever be able to recover such bitcoin.

Hackers or malicious actors may launch attacks to steal, compromise or secure digital assets, such as by attacking the bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of bitcoins. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our bitcoin holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

Digital assets are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our digital assets could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account.

We may suffer significant and adverse effects due to hacking or one or more adverse software events.

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

At present, the Company is evaluating several third-party custodian wallet alternatives, but there can be no assurance that such services will be more secure than those the Company presently employs. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. If our security procedures and protocols are ineffectual and our bitcoin assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise and we may lose much of the accumulated value of our bitcoin mining activities. This would have a material adverse impact on our business and operations.

Incorrect or fraudulent bitcoin transactions may be irreversible.

Bitcoin transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the digital assets from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to affect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. We are, therefore, presently reliant on existing private investigative entities, such as Chain Analysis and Kroll to investigate any potential loss of our bitcoin assets. These third-party service providers rely on data analysis and compliance of ISPs with traditional court orders to reveal information such as the IP addresses of any attackers who may have targeted us. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account.

Our reliance primarily on a few models of miners may subject our operations to increased risk of mining failure.

The performance and reliability of our miners and our technology is critical to our reputation and our operations. Because we currently use MicroBT and Bitmain miners, if there are issues with those machines, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to MicroBT and Bitmain miners affects all our miners, and if a defect other flaw is exploited, our entire mining operations could go offline simultaneously. Any interruption, delay or system failure could result in financial losses, a decrease in the trading price of our ordinary shares and/or damage to our reputation.

The Company’s reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on the Company’s operations.

We use third–party mining pools to receive our mining rewards from the network. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

The limited rights of legal recourse available to us and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.

The digital assets held by us are not insured. Further, banking institutions will not accept our digital assets and they are therefore not insured by the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”). Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on our share price.

Currently, we do not have any insurance to cover our digital assets or mining equipment. The market for such insurance is in the early stages and we intend to purchase such insurance in the future. Our custodian Cactus Custody is self-insured for $4 million plus annual additions; and our custodian Copper Technologies has a $10 million comprehensive policy which covers our digital assets as well as any fiat currency. Any uninsured losses may have an adverse effect on our results of operations and/or fund condition.

Digital assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Digital assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling digital assets is essential to the widespread acceptance of digital assets as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many bitcoin networks face significant scaling challenges. For example, digital assets are limited with respect to how many transactions can occur per second. Participants in the bitcoin ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

The price of digital assets may be affected by the sale of such digital assets by other vehicles investing in digital assets or tracking bitcoin markets.

The global market for bitcoin is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain digital assets are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in digital assets or tracking bitcoin markets form and come to represent a significant proportion of the demand for digital assets, large redemptions of the securities of those vehicles and the subsequent sale of digital assets by such vehicles could negatively affect bitcoin prices and therefore affect the value of the bitcoin inventory we hold. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account.

There are risks related to technological obsolescence, the vulnerability of the global supply chain for bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining digital assets are lower than the price of a bitcoin. As our mining facility operates, our miners experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. To date, we have purchased second-hand miners from third parties. The degradation of our miners will require us to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that miner manufacturers or sellers adjust the prices of their miners according to bitcoin prices, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain miners and other hardware from third parties at premium prices, to the extent they are available. This upgrading process requires substantial capital investment, and we may face challenges. Further, the global supply chain for bitcoin miners is presently heavily dependent on China-based manufacturers. In addition, there have been reports of shortages of the semiconductors which are key inputs to miner production. The global reliance on China as a main supplier of bitcoin miners has been called into question, particularly in the wake of the COVID-19 pandemic. Should similar outbreaks or other disruptions to the China-based global supply chain for bitcoin hardware on the spot market or otherwise occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners from the manufacturer or third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy, which could have a material adverse effect on our business and the value of our ordinary shares.

The bitcoin which we mine, is subject to halving; the bitcoin reward for successfully uncovering a block will halve several times in the future and bitcoin’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in digital assets using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The next halving for bitcoin occurred in May 2020 at block 630,000 when the reward was reduced to 6.25. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected around 2140. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. Halving may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects the network and our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine, whether now or in the future, or otherwise acquire or hold for our own account. While bitcoin prices have had a history of price fluctuations around the halving of its bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

The impact of social media and influencers on the price for digital assets is uncertain.

Renowned persons, including social media influencers, may publicly discuss their holdings (or the holdings of companies with which they are affiliated) of bitcoin or their intent to buy or sell large quantities of bitcoin. This may have a dramatic impact on the price of bitcoin, both up and down. At a minimum, these public statements delivered through social media, such as Twitter, may cause the price of bitcoin to experience significant volatility. These episodes could have a material adverse impact on the value of our bitcoin holdings as well as the prices of bitcoin that we may sell.

We may not be able to realize the benefits of forks.

To the extent that a significant majority of users and miners on a bitcoin network install software that changes the bitcoin network or properties of a bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin, the bitcoin network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the bitcoin network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the bitcoin running in parallel yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of bitcoin, blockchains with the greatest amount of hashing power contributed by miners or validators; or blockchains with the longest chain. A fork in the network of a particular bitcoin could adversely affect an investment in our Company or our ability to operate.

We may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in our securities. If we hold a bitcoin at the time of a hard fork into two digital assets, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. However, we may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, we may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to our holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new bitcoin exceed the benefits of owning the new bitcoin. Additionally, laws, regulation or other factors may prevent us from benefitting from the new asset even if there is a safe and practical way to custody and secure the new asset.

There is a possibility of bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and the value of our shares.

The protocol pursuant to which transactions are confirmed automatically on the bitcoin blockchain through mining is known as proof of work. Proof of stake is an alternative method in validating digital asset transactions. Should the bitcoin algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We, as a result of our efforts to optimize and improve the efficiency of our bitcoin mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain form this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. This may additionally have an impact on other various investments of ours. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account.

To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin that could adversely impact us, and similar actions could affect other digital assets.

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

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a bitcoin, it may be able to alter blockchains on which transactions of bitcoin reside and rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it is believed that it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own bitcoin (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet yields its control of the processing power on the network or the bitcoin community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or digital assets may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power will increase because the botnet or malicious actor could compromise more than 50% mining pool and thereby gain control of blockchain, whereas if the blockchain remains decentralized it is inherently more difficult for the botnet of malicious actor to aggregate enough processing power to gain control of the blockchain, which may adversely affect an investment in our ordinary shares. Such lack of controls and responses to such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm investors.

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

Competitive conditions within the bitcoin industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our ordinary shares.

Risks Related to United States Government Regulation

We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.

Our business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of digital assets, cross-border and domestic money and digital asset transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti- money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States, as well as in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development and use of digital assets as a whole, digital asset mining operations, and our legal and regulatory status in particular by changing how we operate our business, how our operations are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements or new costs of doing business, or imposing a total ban on certain activities or transactions with respect to digital assets, as has occurred in certain jurisdictions in the past.

Due to our business activities, if laws or regulations or their respective interpretation change, we may become subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators, which would have broad discretion to audit and examine our business if we become subject to their oversight. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results and financial condition.

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners; however, not of any customers or other third parties. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of personal information.

We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the United States. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate digital asset mining machines, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the digital asset mining industry may become a target for future environmental and energy regulation. For example, in June and July of 2021, the Chinese government prohibited the operation of mining machines and supply of energy to mining businesses, citing concerns regarding high levels of energy consumption, which resulted in our suspension of mining operations in China. United States legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate digital asset mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security, as described below, is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. Our determination that the digital assets we hold are not securities is a risk-based assessment and not a legal standard or one binding on regulators. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin and ETH are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. Chairman Gensler stated (at the Penn Law Capital Markets Association Annual Conference on April 4, 2022) that “Issuers of crypto tokens that are securities must register their offers and sales of these assets with the SEC and comply with our disclosure requirements or meet an exemption.” As a bitcoin mining company, we do not believe we are an issuer of any “securities” as defined under the federal securities laws. Our internal process for determining whether the digital assets we hold or plan to hold is based upon the public statements of the SEC and existing case law. The digital assets we hold or plan to hold, other than bitcoin and ETH, may have been created by an issuer as an investment contract under the Howey test, SEC v. Howey Co., 328 U.S. 293 (1946), and may be deemed to be securities by the SEC. However, the Company was not the issuer that created these digital assets and is holding them on an interim basis until liquidated. Should the SEC state that bitcoin, ETH or USDC tokens we hold should be deemed to be securities, we may no longer be able to hold any of these digital assets. It would then likely become difficult or impossible for such digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to cause substantial volatility and significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Our inability to exchange bitcoin for fiat or other digital assets (and vice versa) and to administer our treasury management objectives may decrease our earnings potential and have an adverse impact on our business and financial condition.

Under the Investment Company Act of 1940, as amended, a company may fall within the definition of an investment company under section 3(c)(1)

(A)	thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the mining, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.”

There can be no assurances that we will properly characterize any given digital asset as a security or non-security for purposes of determining which digital assets to mine, hold and trade, or that the SEC, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell digital assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. For instance, all transactions in such supported digital asset would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (the “FCPA”) and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state- owned or affiliated entities. We are subject to the FCPA, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Enactment of the Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”) may have an adverse impact on our business and financial condition.

On November 15, 2021, President Joseph R. Biden signed the Infrastructure Act. Section 80603 of the Infrastructure Act modifies and amends the Internal Revenue Code of 1986 (the “Code”) by requiring brokers of digital asset transactions to report their customers to the IRS. This provision was included to enforce the taxability of digital asset transactions. Section 80603 defines “broker” as “any person who (for consideration) is responsible for regularly providing any service effectuating transfers of digital assets on behalf of another person.” That could potentially include miners, validators, and developers of decentralized applications; these functions play a critical role in our business and in the functioning of the blockchain ecosystem. Importantly, these functions have no way of identifying their anonymous users. Indeed, bitcoin’s blockchain was designed for anonymity.

This reporting requirement does not take effect until January 1, 2023 and thus affects tax returns filed in 2024. The implementation of these requirements will require further guidance from the federal government. Disclosing the identity of our bitcoin mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire digital asset market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our Company.

Enactment of New York State Moratorium on cryptocurrency mining may have a material adverse impact on our business and financial condition.

The Environmental Conservation Committee of the New York State Assembly has voted to advance legislation that would establish a moratorium on proof-of-work authentication methods for blockchain cryptocurrency mining, for operations such as power plants that generate their own electricity using carbon-based fuels. A companion bill is in the New York State Senate Environmental Conservation Committee. The legislation aims to amend state environmental conservation law to establish the moratorium, as well as requiring a comprehensive generic environmental statement review.

If the moratorium legislation becomes law effective immediately, the state would not approve new applications, or permits to operations that utilize a carbon-based fuel to generate “behind the meter” electric energy to mine cryptocurrency using proof-of-work authentication methods to validate blockchain transactions for a period of two years. Additionally, the state would not approve application or permit renewals during that two-year period. Although the Company is a sustainability-focused bitcoin mining company until such time as it can operate with zero-carbon emissions, our operations and financial conditions would be adversely affected upon enactment of the pending New York State legislation.

Our interactions with a blockchain and mining pools may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributive ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list or from countries on OFAC’s sanctioned countries’ list. We also rely on a third-party mining pool service provider for our mining revenue payments and other participants in the mining pool, unknown to us, may also be persons from countries on OFAC’s SDN list or from countries on OFAC’s sanctioned countries list. Our Company’s policy prohibits any transactions with such SDN individuals or persons from sanctioned countries, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling bitcoin assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our ordinary shares.

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

To the extent that our activities cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we operate (currently, Nebraska, Georgia and Texas), we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment in our securities in a materially adverse manner. Furthermore, the Company and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to leave a particular state or the U.S. completely. Any such action would be expected to materially adversely affect our operations.

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

Because there has been limited precedent set for the financial accounting of digital assets and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or the SEC, it is unclear how companies may in the future be required to account for bitcoin transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any digital assets we hold or expects to acquire for our own account and harm investors.

Risks Related to Canadian Government Regulations

The Alberta Utilities Commission (“AUC”) and AUC’s Decision 26379-D02-2021 has had an adverse impact on our Canadian operations.

The Alberta Utilities Commission (“AUC”) is the Province of Alberta’s electric generation regulatory agency. AUC regulates and oversees the development of and generation of electricity under the Hydro and Electric Act (the “Act”). AUC ensures that proposed electric generation activities are in the public interest while considering related environmental and social issues. As such, AUC must approve all digital asset miners seeking to develop their own electric generation in Alberta, unless their operations are exempt. Our hosting partner, Link Global Technologies (“Link”) that had supplied approximately 3.3 MW for hosting our miners was required to discontinue operations as a result of the hereinafter described AUC proceedings which had an adverse effect on our operations. The Company has sent Link a termination notice and is seeking a refund of its $129,845 deposit. Pending a termination, the Company has redirected miners formerly hosted with Link to other hosting partners.

We are subject to Canadian restrictions on export.

Under Canadian law, we cannot export, re-export, transfer, or make available, whether directly or indirectly, any regulated item or information to anyone outside Canada in connection with an Agreement with Link Global without first complying with all export control laws and regulations which may be imposed by applicable governmental authorities of any country or organization of nations within whose jurisdiction we operate or do business.

Risks Involving Intellectual Property

We rely upon licenses of third-party intellectual property rights and may be unable to protect our software codes.

We actively use specific hardware and software for our bitcoin mining operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, the Company intends to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned blockchain and digital asset related operations. We rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our digital asset mining operations. Our open source licenses may not afford us the protection we need to protect our intellectual property.

Our internal systems rely on software that is highly technical, and, if it contains undetected errors, our business could be adversely affected.

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

We regard trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Business-Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights” in our Annual Report on Form 20-F for the year ended December 31, 2021. Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be, from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Risks Related to Our Ordinary Shares

The trading price of our ordinary shares is subject to pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-bitcoin assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of digital assets or blockchains generally, factors over which we have little or no influence or control.

Other factors that could cause volatility in the market price of our ordinary shares include, but are not limited to:

●	actual or anticipated fluctuations in our financial condition and operating results or those of companies perceived to be similar to us;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	commercial success and market acceptance of blockchain and bitcoin and other digital assets;

●	actions by our competitors, such as new business initiatives, acquisitions and divestitures;

●	strategic transactions undertaken by us;

●	additions or departures of key personnel;

●	prevailing economic conditions;

●	disputes concerning our intellectual property or other proprietary rights;

●	sales of our ordinary shares by our officers, directors or significant shareholders;

●	other actions taken by our shareholders;

●	future sales or issuances of equity or debt securities by us;

●	business disruptions caused by earthquakes, tornadoes or other natural disasters;

●	issuance of new or changed securities analysts’ reports or recommendations regarding us;

●	legal proceedings involving our company, our industry or both;

●	changes in market valuations of companies similar to ours;

●	the prospects of the industry in which we operate;

●	speculation or reports by the press or investment community with respect to us or our industry in general;

●	the level of short interest in our shares; and

●	other risks, uncertainties and factors described in our Annual Report on Form 20-F.

In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of issuers. These broad market fluctuations may negatively impact the price or liquidity of our ordinary shares. When the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer, and we have been impacted in that way. See Item 4 “Information on the Company” below, and the risk factor below titled “We are defendants in securities class action litigation which could result in substantial costs and liabilities for the Company.”. The pending lawsuit has required significant management time and attention, resulting in significant legal expenses or damages.

Our Chief Financial Officer and Chairman currently have voting power to control all significant corporate actions.

Erke Huang, our Chief Financial Officer and a director, and Zhaohui Deng, our Chairman of the Board, collectively beneficially own 1,000,000 preferred shares, each having fifty (50) votes, which equals approximately 68.4%  of the voting power of our 73,073,960 outstanding shares as of April 6, 2022 or approximately 40.6% of all votes cast. The Board authorized the exchange by Messrs. Huang and Deng of 1,000,000 ordinary shares for an equivalent number of preferred shares, in the form of a poison pill, to enable them to carry out the Company’s business plan without the threat of a hostile takeover. Nevertheless, as a result of their shareholdings, Mr. Huang and Mr. Deng may be able to control the vote over decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors, and other significant corporate actions. They may also take action that is not in the best interests of our other shareholders. This concentration of voting power may discourage our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of the sale of our Company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements.

Our ordinary shares are currently traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per ordinary share. The closing bid price of our ordinary shares fell below $1.00 per share for 30 consecutive trading days in November 2019, so we were not in compliance with Nasdaq’s rules for listing standards. Although we regained compliance, there can be no assurance we will continue to meet the minimum bid price requirements or any other Nasdaq requirements in the future, in which case our ordinary shares could be delisted.

In the event that our ordinary shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our ordinary shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities, such as the OTC. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our ordinary shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. In addition, our ability to raise additional capital may be severely impacted if our shares are delisted from Nasdaq, which may negatively affect our business plans and the results of our operations.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain or maintain analyst coverage in the future. Any analysts that do cover us may make adverse recommendations regarding our shares, adversely change their recommendations from time to time and/or provide more favorable relative recommendations about our competitors. If analysts who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose (or never gain) visibility in the financial markets, which in turn could cause the share price of our ordinary shares or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our Company may change their recommendations regarding our Company, and our share price could decline.

Our ordinary shares may be thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our ordinary shares may become “thinly-traded”, meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we may not be well-known to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that, even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow a relatively unknown company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

We are defendants in securities class actions litigation which could result in substantial costs and liabilities for the Company.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action was brought on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 8, 2021, a period of volatility in our shares, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 29, 2021, the Court consolidated several related cases under the caption In re Bit Digital, Inc. Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. On July 6, 2021, the lead plaintiff filed a consolidated class action complaint (the “Amended Complaint”). The Amended Complaint was still based upon the January 11, 2021 research article and included additional information concerning our previously discontinued peer to peer lending business. While the outcome is uncertain at this early point in time, we have filed a motion to dismiss the lawsuit and will continue to vigorously defend the action.

We have not paid dividends in the past and do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends with respect to our ordinary shares and do not intend to pay any cash dividends in the foreseeable future. We currently plan to retain any future earnings to cover operating costs and otherwise fund the growth of our business. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our ordinary shares as a dividend. As a result, capital appreciation, if any, of our ordinary shares will be the sole source of gain for the foreseeable future. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which a shareholder purchased such shareholder’s shares.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Act (Revised) of the Cayman Islands and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws. It may be difficult for a shareholder to enforce against us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Description of Share Capital – Provisions in Corporate Law” below.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions abroad.

Currently, a portion of our operations and of our assets and personnel are located in Hong Kong. Four of five members of our Board of Directors are nationals or residents of jurisdictions other than the United States,  and a substantial portion, if not all, of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in Hong Kong of judgments of a court in the United States and any other jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you sue successfully in a U.S. court or other jurisdictions, you may not be able to collect on such judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in Hong Kong.

We are currently a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to United States domestic public companies.

We are currently a foreign private issuer within the meaning of the rules under the Exchange Act through December 31, 2021. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction; and.

●	we file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. As a result of our reduced reporting requirements, our shareholders may not have access to certain information they may deem important.

We are an “emerging growth company” within the meaning of the Securities Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make it more difficult to compare our performance with other public companies and make our ordinary shares less attractive to investors.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. We have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that, when a financial accounting standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. Because of these lessened regulatory requirements, our shareholders are left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our share price may be more volatile.

We incur significant costs as a result of being a public company and will continue to do so in the future, particularly after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as set forth above, and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) ending December 31, 2023, or (b) in which we have a total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. If we are no longer an emerging growth company, we will incur additional costs which could have a material adverse effect on our financial condition.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. shareholder who holds our Ordinary Shares, the U.S. shareholder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Whether we are a PFIC for 2021 or any future taxable year is uncertain because, among other things, the treatment of digital asset such as bitcoin for purposes of the PFIC rules is unclear. We express no opinion with respect to our PFIC status and also express no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. shareholders contemplating an investment in the Ordinary Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this document and the materials accompanying this document are forward-looking statements. These statements are based on current expectations of future events. Frequently, but not always, forward-looking statements are identified by the use of the future tense and by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “could,” “would,” “predicts,” “anticipates,” “future,” “plans,” “continues,” “estimates” or similar expressions. Forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by such forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements. These forward-looking statements speak only as of the date made and are subject to a number of known and unknown risks, uncertainties and assumptions, as updated by our subsequent filings under the Exchange Act and in our other filings with the SEC, that may cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. Since February 2020, the Company has been engaged in the bitcoin mining business currently through its wholly owned subsidiaries in the United States and Canada and prior to June 21, 2021 in mainland China. Previously, before the involvement of the current management, employees and board of directors, Golden Bull Limited was primarily an online finance marketplace, or “peer-to-peer” lending company, in China that provided borrowers access to loans. On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it was conducting an investigation of Shanghai Dianniu Internet Finance Information Service Co., Ltd., which was a variable interest entity (“VIE”) of the Company, for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least six of those suspects. On March 24, 2020, the Bureau announced that it had transferred seven suspects to the procuratorates for criminal prosecution and took criminal action against 14 defendants and is searching for our former CEO as of the date of this report. While the Company has not been subject to any enforcement actions or investigations, nine persons, including a former director of the Company, have been found guilty of fund-raising fraud or illegally collecting public deposits by the People’s Court of Shanghai Pudong New District, and were sentenced to imprisonment and the confiscations and return of all the illegal gains, which may or may not include assets of the Company. The Company’s current management believes that its former Chief Financial Officer, as well as members of the VIE’s management, may have been the subject of these proceedings. As of the date of this report, the final outcome of the investigation has not been published, and the impact of any such outcome on the Company cannot be estimated or determined with any certainty.

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

On June 3, 2019, Golden Bull USA, Inc. was incorporated in the State of New York, as a wholly-owned subsidiary of the Company. This entity was formed to develop a car rental business in the United States, which did not commence and was terminated. On March 16, 2022, the Company entered into a Share Purchase Agreement with Star Choice Investments Limited (“Star Choice”). Pursuant to the agreement, Star Choice agreed to purchase 100% of the outstanding shares of Golden Bull USA, Inc for $10.00 and other good and valuable consideration. The sale was completed on March 16, 2022.

In October 2019, the Company decided to enter the bitcoin mining business and commenced operations in February 2020. On April 8, 2020 the Company acquired Bit Digital Hong Kong Limited (“Bit Digital Hong Kong”) (formerly known as XMAX Chain Limited and no relation to XMAX Foundation PTE Ltd., a Singapore company), as a wholly-owned subsidiary in Hong Kong. Bit Digital Hong Kong was purchased from an unaffiliated third party. Management determined that Bit Digital Hong Kong was formed in March 2018 under the name XMAX Chain Limited.

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

On September 8, 2020, the Board approved the disposal of Point Cattle Holdings Limited, a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which Golden Bull Limited previously operated its peer-to-peer lending business and the car rental business in PRC. Prior to the sale, we discontinued our peer-to-peer lending business and the car rental business in the PRC (“discontinued operations”). On the same date, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration. The former subsidiaries and VIEs in the PRC   that had been engaged in the discontinued operations   no longer have any relationship with the Company.

On December 3, 2020, the Company closed an asset acquisition of bitcoin miners with a maximum total hash rate of 1,003.5 Ph/s, worth of $13,902,742, at a consideration of issuance of an aggregate of 4,344,603 Ordinary Shares, par value $0.01 per share, at a per share price of $3.20.

On January 11, 2021, the Company entered into a Purchase Agreement, as amended and restated on July 30, 2021, with Ionic Ventures LLC (“Ionic”) (also herein referred to as the “Investor”) whereby we have the right, but not the obligation, to sell to Ionic, and Ionic is obligated to purchase up to in the aggregate $80,000,000 worth of ordinary shares. Sales of ordinary shares by the Company, if any, will be subject to certain limitations, and may occur from time, at the Company’s sole discretion, over the 36-month period commencing on May 20, 2021 (the “Commencement Date”). As of August 11, 2021, the Company had sold to Ionic an aggregate of approximately 5,972,194 ordinary shares for an aggregate price of $36 million. A registration statement concerning the remaining $44 million of ordinary shares the Company may sell to the Investor was declared effective by the SEC on February 7, 2022.

On February 5 and March 12, 2021, the Company completed the sale of subordinated convertible notes in the principal amounts of $1,100,000 and $550,000, respectively, to Ionic Ventures LLC (“Ionic”), an accredited institutional investor pursuant to a Securities Purchase Agreement dated as of January 11, 2021. On May 5, 2021, the convertible notes were automatically converted into 289,662 Ordinary Shares at $5.70 per share.

On February 23, 2021, the Company formed Bit Digital Canada Inc., a Government of Alberta, Canada corporation as a wholly-owned subsidiary to conduct its bitcoin mining operations in Canada.

On June 1, 2021, the Company formed Bit Digital Strategies Limited, as a wholly-owned Hong Kong subsidiary in order to conduct treasury management activities.

On June 24, 2021, the Company signed the Crypto Climate Accord, a private sector-led initiative that aims to decarbonize the crypto and blockchain sectors.

On July 1, 2021, the Company formed Singapore PTE. LTD., as a wholly-owned Singapore subsidiary in order to conduct treasury management activities.

On September 29, 2021, the Company entered into a Securities Purchase Agreement with certain purchasers signatory thereto, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $80,000,017 of securities, consisting of 13,490,728 ordinary shares of the Company and Ordinary Share Purchase Warrants to purchase an aggregate of 10,118,046 Ordinary Shares at an exercise price of $7.91 per whole share (subject to adjustment), for a combined purchase price of $5.93 per share and accompanying warrant. The transaction was closed on October 4, 2021.

On October 6, 2021, Bit Digital USA, Inc. entered into a Non-Fixed Price Sales and Purchase Agreement (the “Agreement”) with Bitmain Technologies Limited to purchase 10,000 Antminer bitcoin miners. The miners are expected to increase the Company’s miner fleet hash rate by approximately 1.0 Exahash (“EH/s”). The total maximum purchase price is estimated at US$65,000,000 (subject to certain potential discounts), of which the initial installments have been made, with the final installment due ten (10) days prior to each shipment through June 2022.

On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

Bit Digital is a sustainability-focused bitcoin mining company with operations solely in North America. The Company has no subsidiary or VIE legal entities in mainland China, with a portion of non-mining assets and personnel located in Hong Kong. Four of five members of the Board of Directors are nationals or residents of jurisdictions, other than the United States. As of the report date, the Company is a Cayman entity with two Hong Kong subsidiaries, one U.S. operating subsidiary, one Canadian subsidiary and one Singapore subsidiary.

Foreign Private Issuer Status

As of June 30, 2021, the date of determination, we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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

Corporate Information

Our principal executive offices are located at 33 Irving Place, New York, New York 10003. Our telephone number at this address is +1 (212) 463-5121. Our office in Hong Kong is located at Room 3603, Tower 2 Metro Plaza, Hong Kong, China. Our registered office in the Cayman Islands is located at Corporate Filing Services Ltd., 3rd Floor, Harbour Centre, 103 South Church Street, George Town, Grand Cayman, KY 1-1002, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company, 19 West 44th Street, Suite 201, New York, NY 10036. The Company’s legal advisers are as follows: in the PRC: Tian Yuan Law Firm, 10F, Tower B, China Pacific Insurance Plaza, 28 Fengsheng Hutong, Xicheng District, Beijing 10032 China; in the Cayman Islands: Ogier, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009; and in the United States: Davidoff Hutcher & Citron LLP, 605 Third Ave, New York, NY 10158 and Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004. Our Auditors are: Audit Alliance, LLP, 20 Maxwell Road #11-09, Maxwell House, Singapore 069113. See “Experts” regarding prior auditors. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

We filed annual, semi-annual, quarterly (on a voluntary basis as a foreign private issuer) and current reports and other information with the SEC. Our public filings are available from the Internet web site maintained by the SEC at WWW.SEC.GOV. In addition, our ordinary shares are listed on the Nasdaq Capital Market. Accordingly, our reports, statements and other information may be inspected at the offices of Nasdaq, One Liberty Plaza, 165 Broadway, New York, New York 10006.

Capital Expenditures

For the years ended December 31, 2021, 2020 and 2019, we incurred capital expenditures of approximately $46.8 million, $4.5 million and $nil   million for purchases of miners for our bitcoin mining business in cash. In addition, for the years ended December 31, 2021, we incurred $21.1 million in USDT and 0.9 million in USDC for purchases of computers for our bitcoin mining business. These capital expenditures were financed by cash provided by operating and financing activities.

We expect that our capital expenditures in fiscal year 2022 will be incurred primarily in connection with the purchase of bitcoin mining machines, additional computer equipment and IT server to support our services.

Digital Asset Mining

Bitcoin mining operations

In view of the widespread adoption of blockchain technology and bitcoin worldwide the Company determined to enter the bitcoin mining industry, which is focused on the production of bitcoin. We commenced investigation of the business in August 2019 and found that bitcoin mining is believed to be profitable and our business plan is viable. In October 2019 the Company decided to implement its business strategy with the temporary suspension of its existing P2P lending business. On October 18, 2019, Mr. Huang joined the Company as Chief Financial Officer and as a Director on October 30, 2019. On March 31, 2021, Bryan Bullett and Sam Tabar joined the Company as Chief Executive Officer and Chief Strategy Officer, respectively. The Company contemporaneously established its worldwide headquarters office in New York City. Today, we are a sustainability-focused bitcoin mining company with mining operations solely in North America. On June 24, 2021, the Company signed the Crypto-Climate Agreement, a private sector-led initiative to decarbonize the crypto and blockchain sector. On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

The Company operates, through its partnerships with third party hosting firms, for purpose of mining bitcoin. Our facilities and mining platform are operating with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

Migration and Status of Mining Operations

It is a common practice in the mining industry in China to migrate miners within geographic locations on a seasonal basis which we did, depending on water and electricity availability and cost. In October 2020, we commenced our strategy of migrating assets from China to North America. The Company had already migrated its miners out of Inner Mongolia when the government of China’s Inner Mongolia banned all crypto mining facilities in March 2021. On May 21, 2021, when the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading,” local governments began to issue corresponding measures to respond to the central government’s proposal. From May 21, 2021 until June 18, 2021, when the Sichuan Province issued a notice on the shutdown of digital asset mining operations, the Company had mining operations only in Sichuan Province which it terminated on June 21, 2021, prior to the June 25, 2021 deadline.

During April through June 2021, we shipped 14,500 miners to the United States. As of June 30, 2021, there were 9,489 miners in China warehoused and are not in operation, awaiting disposition or migration to North America. We completed the migration of all of our remaining China-based miners out of China by September of 2021. These miners completed the migration to the United States in October 2021 and 100% of the fleet arrived in North America as of November 17, 2021. All miners and newly purchased miners are expected to be fully operational in the first half of 2022. As of December 31, 2021, we had no miners remaining in China: 100% of our miner fleet was already deployed or awaiting installation in North America. 27.8% of our fleet or 7,710 bitcoin miners representing 0.457 EH/s was deployed in North America as of December 31, 2021.

On October 7, 2021, the Company contracted to purchase an additional 10,000 Antminers from Bitmain Technologies Limited (“Bitmain”) under a Sales and Purchase Agreement (the “SPA”) at an estimated cost of $65 million. These miners are expected to increase the Company’s miner hash rate by approximately 1.0 Exahash (“EH/s”). Pro Forma for the announced purchases, our maximum total hash rate is expected to be approximately 2.603 EH/s. The initial payment of $27,500,000 was made on October 7, 2021 upon the signing of the SPA. Shipments are scheduled to be made between March and June 2022. The Company is using funds on hand and proceeds from the sale of securities in the September 2021 Private Placement, as well as the liquidation of bitcoins we currently hold to fund the proposed purchase of additional miners.

On November 16, 2021, we signed an agreement to purchase 731 ETH miners on the spot market, including 1 Innosilicon A10, 679 Innosilicon A10L and 51 Innosilicon A10U. The newly purchased ETH miners were delivered in December 2021, but these miners were not deployed in North America until January 2022.

As of December 31, 2021, we had 27,744 bitcoin miners and 731 ETH miners, with an estimated maximum total hash rate of 1.60 Exahash (“EH/s”) and 0.3 Terahash (“TH/s”), respectively. The reduction of hash rate in 2021 was due to the aforementioned fleet repositioning, in which the Company sold or disposed of certain models (partially offset by purchases) in anticipation of purchase opportunities. As a result, during 2021, we recognized a $3,746,247 net loss, comprised of a $610,520 gain from sales, and a $4,356,767 loss from disposals. The net sale proceeds from miner sales had been reinvested into miner purchases.

The accelerated migration has had a material adverse effect on our business and financial condition. Specifically, a significant portion of our mining assets have been taken offline and continue to be non-operating as a result of having to geographically relocate them to new hosting locations in North America. We continue our efforts to effect their complete redeployment. The timing of redeployment is subject to factors outside of our control, including but not limited to our hosts’ delivery of new hosting and power capacity.

The bitcoin miners we own are mostly made by manufacturers MicroBT and Bitmain for bitcoin  mining, which are the top two brands in the industry, and standard bitcoin ASIC miners providing hash computing power to the bitcoin network. We have not had any bitcoin mining operations in China since June 2021.

As of December 31, 2021, in Nebraska we had 5,532 miners, in Texas we had 4,300 miners, in Georgia we had 100 miners, in New York we had 12,566 miners, and in New Jersey we had 5,977 miners warehoused.

Our fleet of owned miners is comprised of the following models:

Model	Owned as of December 31, 2021
MicroBT Whatsminer M21S	16,296
MicroBT Whatsminer M20S	3,690
Bitmain Antminer S17	3,641
MicroBT Whatsminer M10	1,938
Bitmain Antminer T3	769
Bitmain Antminer S19 Pro	605
Bitmain Antminer S17+	500
MicroBT Whatsminer M30S	261
Bitmain Antminer T17+	44
Total number of bitcoin miners	27,744
Innosilicon A10 series ETH miners	731
Total miners	28,475

From the inception of our bitcoin mining business in February 2020 to December 31, 2021, we earned an aggregate of 3,575.46 bitcoins. The following table presents the number of bitcoins mined on a quarterly basis:

Our mining facilities and mining platform operate with the primary intent of accumulating bitcoin, which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Each of our operating subsidiaries in Hong Kong, U.S. and Canada received revenue in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. The digital asset is either held by the subsidiary or sold for fiat currency or USD Coin (“USDC”). See “Digital Asset Transactions” below.

The Company commenced its mining operations in February 2020, following the suspension of its peer-to-peer lending business in October 2019. Our bitcoin mining operations, hosted by third party suppliers, use specialized computers, known as miners, to generate bitcoin, a digital asset (also known as a digital asset). The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. These bitcoin awards are subject to “halving” whereby the bitcoin award per block is reduced by half in order to control the supply of bitcoins on the market. When bitcoin was first launched in 2009, miners were awarded 50 bitcoin if they first solved a new block; this award was halved to 25 bitcoin per new block in 2012 and halved again in 2016 to 12.5 bitcoin per new block. Most recently, in May 2020, the then prevailing reward of 12.5 bitcoin per new block was halved to 6.25 bitcoin. This reward rate is expected to next halve during 2024 to 3.125 bitcoin per new block and will continue to halve at approximately four-year intervals until all potential 21 million bitcoin have been mined. Miners with a greater hash rate have a higher chance of solving a block and receiving a bitcoin award.

After a third halving of bitcoins in May 2020, our mining strategy has been to mine bitcoins as fast and as many as possible given there are less bitcoins and a lower efficiency of mining. In view of the long delivery time to purchase new miners from miner suppliers like Bitmain and MicroBT, we initially chose to acquire second-hand miners which can be delivered in only a few weeks. In parallel, we also enjoy strategic relationships with leading manufacturers, enabling us to access ASICs on advantageous terms.

Performance Metrics of bitcoin and ETH mining

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

The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest MicroBT M31S miner performs in the range of 76 terahash per second (TH/s) per unit, MicroBT M21S miner in the range of 50 - 58 TH/s per unit, M20S performs in the range of 64 - 68 TH/s per unit, M10 performs in the range of 31 – 35 TH/s per unit; Bitmain S19Pro performs with a maximum hashrate of 110 TH/s per unit, Bitmain S17Pro performs 53 TH/s per unit, Bitmain S17+ performs in the range of 58-73 TH/s per unit, Bitmain S17E performs in the range of 56-64 TH/s per unit, Bitmain T17+ performs with a maximum hashrate of 64 TH/s per unit. Innosilicon T17 performs in the range of 40-50 TH/s per unit; Innosilicon T3 performs in the range of 41 – 45 TH/s per unit. Innosilicon A10L performs with an average hashrate of 405 MH/s per unit. Innosilicon A10U performs with an average hashrate of 438 MH/s per unit. These mining hardware are on the cutting edge of available mining equipment; however, advances and improvements to the technology are ongoing and may be available in quantities to the market in the future which may affect our perceived position.

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

The Company participates in mining pools wherein groups of miners associate to pool resources and earn digital assets together allocated to each miner according to the “hashing” capacity they contribute to the pool. As additional miners competed for the limited supply of blocks, individuals found that they were working for months without finding a block and receiving any reward for their mining efforts. To address this variance, miners started organizing into pools to share mining rewards more evenly on a pro rata basis based on total hashing capacity contributed to the mining pool.

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

As of December 31, 2021, the Company participates in Foundry USA Pool for bitcoin mining.

Hosting Agreements

In order to achieve lower utility costs, the mining facilities are maintained by our third-party hosting service providers. They were our hosts, and they installed the miners, provided IT consulting, maintenance and repair work on site for us. Our bitcoin mining facilities in PRC were maintained by Hong Kong suppliers before we suspended our bitcoin mining operations in June 2021.

Compute North

Our miners’ facilities in Texas and Nebraska are maintained by Compute North LLC, (“Compute North”), a well-known miner hosting company in North America. Pursuant to a Master Agreement dated September 9, 2020 between Compute North and the Company, Compute North is providing colocation, managerial and other services at its data center facilities, including rack space, electrical power, ambient air cooling, internet connectivity and physical security for the Company’s miners during the equipment term of any miner. The term of this agreement shall be for the remainder of any Equipment Term set forth on an order when Compute North notifies the Company in writing that such equipment has been received and turned on by Compute North. From November 2020 through March 2021, the Company signed additional hosting capacity bringing aggregate capacity with Compute North to approximately 48 MW with terms ranging from 12 to 36 months. In March 2022, the Company signed a change order for approximately 6.5 MW of capacity to upgrade miner equipment and extend the term to 60 months.

Compute North has advised the Company that delivery of a portion of its contracted hosting capacity has been delayed and is now expected during the second half of 2022. Pending delivery, the Company expects to redirect miner deployments for such capacity to other hosting partners. The agreement is terminable by Compute North for Cause (as defined). The Company granted Compute North a security interest in the miners and other equipment installed at the facility to secure the Company’s obligations under the Master Agreement. Compute North may, at such time as it determines appropriate, file a UCC Financing Statement in such places it determines to evidence the security interest. At the facilities maintained by Compute North, the Company installed miners and is responsible for a monthly service fee per unit and power costs to be set forth on an Order Form as updated from time to time. The monthly service fee $3.00 per unit. Power costs range from $0.35 to $0.60 per KWH. Compute North also receives a range of 15–25% of the bitcoin mined after payment of the monthly service and power costs.

Compute North’s facilities in Nebraska and Texas currently provide approximately 20 MW to power our miners. Our overall expected hosting capacity with Compute North is approximately 48 MW. Compute North expects to deliver the remaining approximately 28 MW of anticipated hosting capacity to us in the second half of 2022.

Link Global

In Canada, our miners’ facilities have been maintained by Link Global Technologies, Inc. (“Link Global”). Pursuant to a Master Service Agreement dated as of January 31, 2021 between Link Global and Bit Digital Canada, Inc., Link Global installed the Company’s miners in Alberta, Canada and was monitoring them on at least a daily basis. Link Global has advised us that its facility in Alberta, Canada that had supplied us with approximately 3.3 MW for hosting our miners was required to discontinue operations as a result of a permitting dispute. Link Global is currently evaluating alternative sites to accommodate our miners. In the interim, pending further updates, the Company expects to direct miners formerly hosted with Link Global to other hosting partners. The Company has sent Link Global a termination notice and is seeking a refund of its deposit. “See Risk Factors – Risks Related to Canada Government Regulations” and our potential to exercise our ROFO described below.

Link Global provided power, internet access, cabling, switches, DHCP and interconnection with its equipment or with other computer carriers. Link Global is responsible for janitorial services, environmental systems maintenance, power plant maintenance regularly required. The initial term has twelve (12) months subject to a twelve-month renewal at the Company’s option. The Company will pay Link Global the agreed rate for power of $0.036 USD per KW hour, plus a 5% Goods and Services Tax (GST). The agreed royalty is the total hash rate per miner less the power cost, maintenance cost, service cost and all costs related to the operation of the miners. Link Global’s share is 15% of Net Profit (as defined) after total earnings less total costs and settled in bitcoin monthly. The Company will pay the agreed royalty by transfer of bitcoin to a wallet deposited by Link Global. The Company has a right of first offer (“ROFO”) to purchase additional hosting facilities and/or the purchase of all or substantially all of the assets of Link Global. Under Canadian law, we cannot export, re-export, transfer, or make available, whether directly or indirectly, any regulated item or information to anyone outside Canada in connection with an Agreement with Link Global without first complying with all export control laws and regulations which may be imposed by applicable governmental authorities of any country or organization of nations within whose jurisdiction we operate or do business.

Digihost

In June 2021, we entered into a strategic co-mining agreement with Digihost Technologies (“Digihost”) in North America. Pursuant to the terms of the agreement, Digihost expects to provide certain premises to Bit Digital for the purpose of the operation and storage of a 20 MW Bitcoin mining system to be delivered by Bit Digital, and Digihost will also provide services to maintain the premises for a term of two years. Notwithstanding the foregoing, each party has the right to terminate the agreement in the event of the enactment of New York Senate Bill S6486, or a similar federal, state or local law, that would require so-called “digital asset mining centers” to cease operations. The collaboration between Digihost and Bit Digital is expected to generate an increase in hash rate of approximately 400 Ph/s between the companies based on certain assumptions, including, but not limited to, the hash rate and power consumption of miners anticipated to be utilized by the bitcoin mining systems and other factors outside of the Company’s control. Under the terms of the agreement, Digihost is obligated to provide power for the operation of the miners and to also provide management services necessary to maintain 95% uptime on the miners. This Agreement required a $511,000 security deposit, the first month’s rent of $511,000 and a one-time safety installation fee of $35 per miner. The monthly recurring cost will be a Power Cost of $0.035 per KWh on an averaged basis plus additional costs per KWh on renewable natural gas usage (TBD). Maintenance and Service Costs will be part of the monthly recurring charge on a performance basis. Digihost shall also be entitled to 20% of the profit generated by the miners, paid weekly. Digihost shall be provided read-only access to the Company’s wallet for funds generated by the miners. The miners were delivered to Digihost and installation in New York State is expected to be completed during the second quarter of 2022.

On July 22, 2021, the Company and Digihost entered into a second strategic co-mining agreement that is expected to be powered by approximately half renewable and/or carbon free energy sources, subject to finalizing our energy procurement strategy with Digihost. The second agreement brings our total contracted hosting capacity with Digihost to 120 MW. Digihost is expected to deliver the first 20 MW of contracted power capacity during the fourth quarter of 2021. The remaining 100 MW is scheduled for delivery during the first and second quarters of 2022. This second agreement under this Colocation Services Agreement (the “CSA”), Digihost will provide the premises to the Company for the operation of a 100 MW bitcoin mining system for a term of two years, subject to earlier termination described above as a result of the New York State bill, or otherwise for Cause. This expanded CSA is expected to facilitate an additional increase in hash rate of approximately 2 EH between the two companies and a total increase in hash rate between the two companies of approximately 2.4 EH, including the prior colocation described above, based on certain assumptions including, but not limited to, the hash rate and power consumption of miners anticipated to be utilized by the bitcoin mining systems, and other factors including the Company’s ability to purchase such equipment and to secure financing for such purchases. Substantially the same as under the initial agreement, Digihost will maintain 95% uptime for miners on the same, safety installation fees, maintenance costs, power costs, and profit-sharing percentage. The CSA required a security deposit of $2,555,000 and monthly power costs of $511,000 for each of the five months of December 2021 through April 2022.

At Digihost’s new facilities in North Tonawanda and Buffalo, New York, Digihost has installed approximately 7 MW of power capacity for our miners. Upon completion, these combined facilities are expected to deliver an aggregate of 20 MW to power our miners. Completion is currently expected in Q2 2022. Additionally, Digihost has advised us that it is unable to proceed with a previously-identified new site in upstate New York that was expected to deliver Digihost’s remaining hosting commitment to us. Digihost is currently exploring potential alternative sites for the remaining 100 MW of contracted hosting capacity pursuant to our agreements; delivery date is to be determined.

Blockfusion

On August 25. 2021, the Company entered into a 35 MW Mining Services Agreement (the “MSA”) with BlockFusion USA, Inc. (the “Service Provider”) that is expected to be powered primarily from zero carbon emission energy sources. As of the report date, the Service Provider had completed two (of four) phases of miner deployments, representing approximately 5 MW of power consumption. The remaining two phases are scheduled for delivery in the second half of 2022.

The MSA is for a two (2) year Term with automatic renewals for one (1) year terms unless terminated by either party on at least thirty (30) days’ prior written notice. During the Term, the Service Provider shall provide certain colocation, operation, management and maintenance services (the “Services”). The Company provided the Service Provider with the first (of four) Pod Mining Equipment for installation in September 2021. If the Service Provider fails to provide an uptime of 98.5% or better, the Performance Fees under the MSA shall be reduced.

The Service Provider shall provide the Company with all necessary access to remotely monitor — in person or remotely — the generated bitcoin and all other metrics as reasonably requested by the Company. The Company shall pay the actual expenses incurred for the energy used by the Company on a monthly basis plus management costs of $2.00 per miner. The Service Provider shall receive a Performance Fee in respect of services relating to the first 20.0 MW hrs of load power equal to 30% of Net Digital Assets mined for any period, subject to adjustment and in respect to the next15.0 MW hrs equal to 20% of Net Digital Assets mined. The Net Digital Assets for a Payout Period means the Generated Digital Assets minus the amount of Digital Assets that have a value that is equal to the Estimated Daily Costs for Mining such Digital Assets for such Payout Period.

The Company paid the Service Provider in advance $3,750,000 (the “Infrastructure Investment”) to pay for actual bona fide expenses incurred by the Service Provider. During the Term and for a twelve (12) month period after termination of the MSA (the “ROFR Period”), the Company may propose to match the terms of a bona fide offer from a third party to finance or otherwise sell any interest in the Service Provider, or any of its material assets or business interests (a “Covered Transaction”), provided that Company shall be credited the amount of the Infrastructure Investment paid and not reimbursed (the “Discount”). If the Parties do not enter into definitive agreements in respect of one or more Covered Transactions pursuant to which the Company obtains the full economic benefit of the Discount, then, within twelve (12) months following the termination of this Agreement, Service Provider shall refund the Infrastructure Investment. All capitalized terms herein shall have the meanings set forth in the attached MSA.

At our new facility in Niagara Falls, New York, Blockfusion has installed approximately 8 MW of power capacity for our miners. Upon completion, this facility is expected to deliver an aggregate of 35 MW to power our miners. Completion is currently expected in the second half of 2022.

As a result of its signed hosting agreements, as of December 31, 2021, the Company had secured hosting capacity sufficient to complete the redeployment of its fleet in North America, with additional signed capacity to facilitate future fleet growth.

Competition

In digital asset mining, companies, individuals and groups generate units of bitcoin through mining. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers. Miners may organize themselves in mining pools. The Company competes or may in the future compete with other companies that focus all or a portion of their activities on owning or operating bitcoin exchanges, developing programming for the blockchain, and mining activities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.

Our competitors in bitcoin mining include Riot Blockchain, Inc, Marathon Digital Holdings, Core Scientific Inc., Greenidge Generation Holdings Inc., Argo Blockchain, Digihost Technology Inc., Hive Blockchain Technologies Inc., Hut 8 Mining Corp., Bitcoin Investment Trust, Blockchain Industries, Inc., Bitfarms Technologies Ltd., DMG Blockchain Solutions Inc., HashChain Technology, Inc., MGT Capital Investments, Inc., DPW Holdings, Inc., Layer1 Technologies, LLC., Northern Data AG, Cipher Mining Technologies Inc., and TeraWulf Inc. The bitcoin industry is a highly competitive and rapidly changing industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future. For more information regarding those risk factors known to us, see the section entitled “Risk Factors” herein.

Custodian Accounts

Generally, we only sell bitcoins when there is a need to fund our working capital requirements and the purchase of mining equipment. We otherwise store the balance in custody. We use Cactus Custody, a division of Matrixport Guard Limited (“Cactus Custody”), and Copper Technology (UK) Limited (“Copper”) as our custodians (the “Custodians”) to store all of our digital assets. While the Custodians hold our digital assets, the ownership and operation rights are always 100% attributed to the Company. Our custody account status and assets transactions are clearly recorded, and we can log into each Custodian’s system to query and download those records at any time. The Custodians will not loan, hypothecate, pledge and/or encumber our assets without express instructions from us.

Cactus Custody can transfer any digital assets to either cold or hot wallet addresses which transactions are assigned and managed under the Custodian’s management. Copper provides cold, warm, and hot storage locations at our choice. The transactions are broadcast to the blockchain network, where they are validated and then enter the Custodian’s custody. Digital assets are kept in unique and segregated blockchain addresses accessible by us and verifiable on blockchain at any time.

For storage of digital assets, the Cactus Custody wallet arrangement includes hardware and software infrastructure and security controls over key generation, storage, management and transaction signing. Hot storage is the online key storage part. The Cactus Custody’s proprietary solution adopts HSM (Hardware Security Module) for key generation, storage and transaction signing. An HSM is a physical computing device that safeguards and manages digital keys for strong authentication and provides cryptoprocessing. HSMs provide tamper evidence, tamper resistance and tamper responsiveness features that can safeguard client’s private keys. Private keys will be generated in HSM by a true random number generator; the plaintext of the private key will never leave the HSM. Cactus Custody’s proprietary storage applies industry best practice in security design for cold storage, such as the highest security level HSM, multi-sig, private key split and stored in geographically distributed vaults. Vault here refers to a highly secured data center with stringent access control and high-quality environment control. Each cold storage vault only stores one-half of the encrypted private key in HSM. Vaults are located in three continents and are not prone to single point of failure. Digital assets stored at Copper are protected using MPC (Multimedia Personal Computer) technology, whether they are stored in Copper’s Omnibus Treasury or in the Company’s own blockchain segregated vault.

The physical backup is the disaster recovery measure. Private keys are generated in HSM. Matrixport will split encrypted private keys into 8 pieces. Each piece will be stored in an encrypted hard disk which will be then kept in a safe deposit box in different banks. Three (3) of eight (8) pieces held by management, the Company and a third party would be needed to recover private keys. Cold storage withdrawal can only be made to the user’s hot storage address. The Custodians provide internal risk control measures like withdrawal limit and whitelist as a tool to help protect client’s digital assets.

Digital Asset Transactions

We use Amber Group’s OTC desk for selling or exchanging bitcoins for U.S. dollars, USDC (USD Coin), or ETH (Ethereum token). As of December 31, 2021, our balance of BTC was 808.2, USDC 15,829,464 and ETH 106.9 with a fair market value of approximately $37.4 million, $15.8 million, and $0.3 million, respectively. Subsequent to September 30, 2021, we exited our holdings of WBTC and USDT and have no current plans to hold these assets in the future. As of the date of this report, we only own bitcoin, ETH and USDC. We are in the research and development stage of exploring treasury management alternatives to increase earnings of the bitcoins we mine and hold. In that regard, we may continue to hold ETH and/or USDC (in addition to bitcoin) in order to fund the purchase of bitcoin miners and other mining equipment, to pay operational expenses, such as hosting company fees and for working capital, and other general corporate purposes, including treasury management. We have temporarily taken receipt of other digital assets, the amounts have which have not been material, as stated above. However, other than bitcoin, ETH and USDC, we have no holdings of, and have no current plans to hold, any other types of digital assets.

The legal test for determining whether any digital asset is a security is a fact-driven analysis and difficult to predict. Our determination that the digital assets we hold are not securities is a risk-based assessment and not a legal standard or one binding on the SEC, or any other regulators. If bitcoin, ETH, or USDC tokens are deemed to be securities under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such digital asset. See “Risk Factors – Risks Related to United States Government Regulation”. A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that bitcoin, ETH, or USDC that we own or mine is a “security” may adversely affect the value of bitcoin and our business.

We expect our results of operations to continue to be affected by bitcoin price as most of our revenue is from bitcoin mining production as of the filing date of this report. Any future significant reductions in the price of bitcoin will likely have a material adverse effect on our results of operations and financial condition. See “Risk Factors – Bitcoin Related Risks – Our results of operations are expected to be impacted by significant fluctuations in bitcoin price.”

As of December 31, 2020, there was a loan of 5.19 bitcoins to an unaffiliated third party. As of March 31, 2021, there was a balance of 22.88 bitcoins to two third parties and as of June 30, 2021 the unaffiliated third parties repaid all bitcoins. As of December 31, 2021, there were no additional bitcoins lent to third parties.

Insurance

We currently do not have any insurance of our miners; however, we intend to purchase insurance in the future. The market is in its early stages. We are actively seeking insurance per miner asset, as well as digital assets of the Company. Cactus Custody is self-insured for its secure asset fund (the “Fund”). The Fund size is USD $4 million, with an additional 35% of custody service annual revenue each year to be added to this Fund, at no additional cost to the Company.

The Fund covers:

●	damage caused by insider theft or dishonest acts by Cactus Custody employees or executives;

●	third-party hacks, copying, or theft of private keys for both hot and cold storage; and

●	damage caused by loss of keys for both hot and cold storage

Our Custodian Copper maintains a $10 million comprehensive insurance policy, at no cost to the Company. Copper bespoke Crypto crime insurance policy for digital assets as well as fiat maintained on Crypto Copper’s digital infrastructure provides protection against: Employee Theft; Third-Party Computer Crime; Funds Transfer Fraud; Cyber Losses (Crime through fraud/theft, viruses, hacking); Property loss (Relevant to the assets) within Copper premises and in transit; and appropriate legal costs.

-	Transfer of cash

From the Company’s commencement of mining operations in February 2020 to December 31, 2021, the Company did not transfer any cash from the holding company to any of its subsidiaries.

During the year ended December 31, 2020, the Company raised proceeds of approximately $5.2 million from certain private placements, and the proceeds were directly transferred from investors to the designated accounts of Bit Digital Hong Kong Limited (“BT HK”), the Company’s wholly owned subsidiary in Hong Kong.

During the period from January 1, 2021 to December 31, 2021, the Company raised proceeds of approximately $107 million from private placements, direct offering and convertible notes. The proceeds were directly transferred from investors to designated accounts of Bit Digital USA, Inc. (“BT USA”), the Company’s subsidiary in the U.S. The net proceeds raised in the $80 million September 2021 Private Placement by the Company were transferred to BT USA.

-	Transfer of other assets

During the period from February 2020 to September 30, 2021, Bit Digital Hong Kong transferred 25,006 miners to BT USA, with a carrying amount of $19.80 million.

-	Payment of dividends or distributions

During the period from February 2020 to date, the Company did not receive any dividends or distributions from any of its subsidiaries, nor did the Company make any dividends or distributions to its investors.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment, but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

-	Restrictions or limitations

As of this date, the Company had six subsidiaries based in the United States, Canada, Hong Kong and Singapore. The Company is not aware of any restrictions or limitations on foreign exchange in these countries or area, or its ability to transfer cash between entities, across borders or to

U.S. investors, nor is the Company aware of any restrictions and limitations on its ability to distribute earnings from its businesses, including the businesses of its subsidiaries, to the holding company and its U.S. investors.

Intellectual Property

We actively use specific hardware and software for our digital asset mining operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, we intend to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned blockchain and digital asset related operations. We rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our digital asset mining operation.

Legal Proceedings

Except as set forth herein, we are not currently a party to any material legal or administrative proceedings.

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action was brought on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 8, 2021, a period of volatility in our shares, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 29, 2021, the Court consolidated several related cases under the caption In re Bit Digital, Inc. Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. On July 6, 2021, the lead plaintiff filed a consolidated class action complaint (the “Amended Complaint”). The Amended Complaint was still based upon the January 11, 2021 research article and included additional information concerning our previously discontinued and disposed peer to peer lending business. While the outcome is uncertain at this early point in time, we have filed a motion to dismiss the lawsuit and will continue to vigorously defend the action.

On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it was conducting an investigation of Shanghai Dianniu Internet Finance Information Service Co. Ltd, which was a variable interest entity (VIE) of the Company, for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least six of those suspects. On March 24, 2020, the Bureau announced that it had transferred seven suspects to the procuratorates for criminal prosecution and took criminal action against 14 defendants and is searching for our former CEO as of the date of this prospectus. While the Company has not been subject to any enforcement actions or investigations, nine persons, including a former director of the Company, have been found guilty of fund-raising fraud or illegally collecting public deposits by the People’s Court of Shanghai Pudong New District, and were sentenced to imprisonment and the confiscations and return of all the illegal gains, which may or may not include assets of the Company. The Company’s current management believes that its former Chief Financial Officer, as well as members of the VIE’s management, may have been the subject of these proceedings. As of the date of this prospectus, the final outcome of the investigation has not been published, and the impact of any such outcome on the Company cannot be estimated or determined with any certainty.

Regulations

U.S. Government Regulation

U.S. government regulation of blockchain and digital asset is being actively considered by the United States federal government via its agencies and regulatory bodies, as well as similar entities in other countries and transnational organizations, such as the European Union. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in the blockchain or digital asset business.

As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.

Holding Foreign Companies Accountable Act/PCAOB

Although the audit reports of Audit Alliance LLP incorporated by reference into this report are prepared by Singapore auditors who are subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access in the U.S. capital markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) or the Accelerating Holding Foreign Companies Accountable Act. The United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and the Nasdaq, or in the U.S. over-the-counter markets. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. national securities exchange and in the over-the-counter market, if the auditor is not subject to PCAOB inspections for three consecutive years. Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, because of the positions taken by authorities in mainland China and Hong Kong. As stated above, our current auditors are based in Singapore and the PCAOB is permitted to inspect and investigate them.

Data Privacy

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners; however, not of any customers or other third parties. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of personal information.

Environmental, health and safety laws and regulations.

Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the United States. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Climate Change

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate digital asset mining machines, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the digital asset mining industry may become a target for future environmental and energy regulation. For example, in June and July of 2021, the Chinese government prohibited the operation of mining machines and supply of energy to mining businesses, citing concerns regarding high levels of energy consumption, which resulted in our suspension of mining operations in China. United States legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate digital asset mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

Federal Securities Laws

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. Our determination that the digital assets we hold are not securities is a risk-based assessment and not a legal standard or binding on regulators. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin and ETH are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. As a bitcoin mining company, we do not believe we are an issuer of any “securities” as defined under the federal securities laws. Our internal process for determining whether the digital assets we hold or plan to hold is based upon the public statements of the SEC and existing case law. The digital assets we hold or plan to hold, other than bitcoin and ETH, may have been created by an issuer as an investment contract under the Howey test, SEC v. Howey Co., 328 U.S. 293 (1946), and may be deemed to be securities by the SEC. However, the Company was not the issuer that created these digital assets and is holding them on an interim basis until liquidated. Should the SEC state in the future that bitcoin, ETH or USDC tokens we hold are securities, we may no longer be able to hold any of these digital assets. It will then likely become difficult or impossible for such digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to cause substantial volatility and significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Our inability to exchange bitcoin for fiat currency or other digital assets (and vice versa) to administer our treasury management objectives may decrease our earnings potential and have an adverse impact on our business and financial condition.

Under the Investment Company Act of 1940, as amended, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the mining, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.”

There can be no assurances that we will properly characterize any given digital asset as a security or non-security for purposes of determining which digital assets to mine, hold and trade, or that the SEC, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell digital assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if bitcoin is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such digital asset. For instance, all transactions in such supported digital asset would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. For instance, all transactions in such supported digital asset would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities.

Anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (the “FCPA”)

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”)

On November 15, 2021, President Joseph R. Biden signed the Infrastructure Act. Section 80603 of the Infrastructure Act modifies and amends the Internal Revenue Code of 1986 (the “Code”) by requiring brokers of digital asset transactions to report their customers to the IRS. This provision was included to enforce the taxability of digital asset transactions. Section 80603 defines “broker” as “any person who (for consideration) is responsible for regularly providing any service effectuating transfers of digital assets on behalf of another person.” That could potentially include miners, validators, and developers of decentralized applications; these functions play a critical role in our business and in the functioning of the blockchain ecosystem. Importantly, these functions have no way of identifying their anonymous users. Indeed, bitcoin’s blockchain was designed for anonymity.

This reporting requirement does not take effect until January 1, 2023 and thus affects tax returns filed in 2024. The implementation of these requirements will require further guidance from the federal government. Disclosing the identity of our bitcoin mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire digital asset market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our Company.

Office of Financial Assets Control (OFAC)

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list or from countries on OFAC’s sanctioned countries’ list. We also rely on a third-party mining pool service provider for our mining revenue payments and other participants in the mining pool, unknown to us, may also be persons from countries on OFAC’s SDN list or from countries on OFAC’s sanctioned countries list. Our Company’s policy prohibits any transactions with such SDN individuals or persons from sanctioned countries, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling bitcoin assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our ordinary shares.

U.S. Bank Secrecy Act

To the extent that our activities cause us to be deemed a money services herein an “MSB” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we operate (currently, Nebraska, Georgia and Texas), we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment in our securities in a materially adverse manner. Furthermore, the Company and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to leave a particular state or the U.S. completely. Any such action would be expected to materially adversely affect our operations.

Commodities Exchange Act of 1936

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

Regulations in the People’s Republic of China (PRC)

Registration to do business

Pursuant to laws and regulations of PRC, there are two ways for foreign legal persons/entities to be considered to be engaging in operation activities within the territory of China. One way is to establish a foreign-invested enterprise, that is incorporated, according to the Foreign Investment Law of PRC, within the territory of China and that is wholly or partly invested by a foreign investor. The organization form, institutional framework and standard of conduct of a foreign-invested enterprise are subject to the provisions of the Company Law of the PRC and the Partnership Enterprise Law of the PRC and other law related regulations. Another way to be deemed to be operating within China is to complete the approval and registration procedures with the relevant regulatory authorities in accordance with the provisions of Administrative Measures for the Registration of Enterprises of Foreign Countries (Regions) Engaging in Production and Operation Activities within the Territory of China (Revised in 2020), or Order No.31. Notwithstanding the fact that we no longer have bitcoin mining operations in China and we have not received any penalty, our prior operations may subject us to the statutes and regulations of China, as the Company conducted its bitcoin mining operations in the PRC through its Hong Kong subsidiary and did not register to do business in the PRC and, as described below, we may be subject to fines, penalties and other sanctions.

Regulations and Government Policies Relating to Digital Assets

China has now taken harsh regulatory action to ban digital asset mining operations and to severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange them for fiat currency. Such restrictions may adversely affect us as the large-scale use of digital assets as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations.

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading.” However, it was not until September 24, 2021 that all digital asset transactions were banned in China. In May 2021, local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in digital asset mining on June 9, 2021. During that three-week period, we only had mining operations in Sichuan Province and not in Xinjiang. On June 18, 2021, according to the public media report - Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of digital asset mining projects with the deadline of June 25, 2021. That is the reason why we had already ceased all remaining operations in PRC on June 21, 2021. On September 24, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283) banned all new digital asset operations in China. The NDRC notice set forth penalties on a going forward basis for all of the PRC.

Foreign Investment-Access

The Chinese government implements the management systems of pre-establishment national treatment and negative list for foreign investment. Pre- establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts; negative list for foreign investment refers to special administrative measures for the restricted or prohibited access of foreign investment in specific fields as stipulated by the Chinese government.

Pursuant to the Special Administrative Measures for Foreign Investment Access (2020 Edition), or the 2021 Edition Negative List for Foreign, issued by The Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on Dec 27, 2021 which came into effect on Jan 1, 2022, our bitcoin mining business does not fall into the Negative List for Foreign. However, 2021 Edition Negative List for Foreign regulates that “Fields not mentioned in the Negative List for Foreign Investment Access shall be subject to administration under the principle of consistency for domestic and foreign investments. The relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis.”.

Also, based on the Negative List for Market Access (2021 Edition) (Revision Draft for Comments) or the Draft of the Negative List for Market Access, “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment”, valid from Dec 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to various types of enterprises inside China.”, “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment ‘shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” What’s more, the NDRC released on December 30, 2021 its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ‘1. outdated production processing and equipment’ under the original Catalog.”. Therefore, the foreign investment enterprises are prohibited from virtual currency activities and our bitcoin mining business are banned in China as well. There can be no assurance that our prior mining activities in China will not be subject to fines and penalties on a retroactive basis.

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

Regulations on Privacy Protection

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

The Cybersecurity Review Measures (2021) was officially released to the public on December 28, 2021, and became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021) (the “Measures”)” to go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review. Currently, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

Mergers and Acquisitions

The M&A Rules discussed under “Business-Regulation” in our Annual Report on Form 20-F, and certain other regulations and rules concerning mergers and acquisitions establish additional procedures and requirements in PRC that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of- control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti- monopoly enforcement agency of the State Council shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Also, according to the Foreign Investment Law of the PRC, “Where a foreign investor acquires any domestic enterprise in China or participates in the concentration of undertakings by other means, it shall be subject to the review of concentration of undertakings according to the provisions of the Anti-monopoly Law of the PRC.” Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, to the extent relevant, could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Regulations Relating to PRC Enterprise Income Tax

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

Regulations Concerning our Hong Kong Subsidiary

The national laws of the PRC, including but not limited to (i) the Cybersecurity Review Measures which became effective on February 15, 2022; and (ii) approval by the Chinese Securities Regulatory Commission (“CSRC”) or any other Chinese regulatory authority to approve or permit our offering of securities in the U.S., do not currently apply to our Hong Kong subsidiaries, except for those listed in the Basic Law of Hong Kong and set forth under “Risk Factors” above. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future.

Pursuant to Article 18 of the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), “The laws in force in the Hong Kong Special Administrative Region shall be the Basic Law, the laws previously in force in Hong Kong as provided for in Article 8 of this Law, and the laws enacted by the legislature of the Region. National laws shall not be applied in the Hong Kong Special Administrative Region except for those listed in Annex III to the Basic Law. The laws listed therein shall be applied locally by way of promulgation or legislation by the Region. Also, regarding the Annex III and several Instruments of the Basic Law, National Laws, which have applied in Hong Kong until now are as following:

Resolution on the Capital, Calendar, National Anthem and National Flag of the PRC; Resolution on the National Day of the PRC; Declaration of the Government of the PRC on the Territorial Sea; Nationality Law of the PRC; Regulations of the PRC Concerning Diplomatic Privileges and Immunities; Law of the PRC on the National Flag; Regulations of the PRC Concerning Consular Privileges and Immunities; Law of the PRC on the National Emblem; Law of the PRC on the Territorial Sea and the Contiguous Zone; Law of the PRC on Garrisoning the Hong Kong Special Administrative Region; Law of the PRC on the Exclusive Economic Zone and the Continental Shelf; Law of the PRC on Judicial Immunity from Compulsory Measures Concerning the Property of Foreign Central Banks; Law of the PRC on the National Anthem; Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region.

The CSRC released, on December 24, 2021, the Provisions of the State Council on the Administration of Domestic Companies Offering Securities for Overseas Listing (Revision Draft for Comments) (the “Provisions”) and the Administrative Measures for the Filing of Domestic Companies Seeking Overseas Securities Offering and Listing (the “Measures”) for public comment. According to the Provisions and Measures, “Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information;” and “An overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities.” Furthermore, the Cybersecurity Review Measures (2021) was officially released to the public on December 28, 2021 and would become effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), “To go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review.”

As of the date of this report, the Hong Kong subsidiaries have not established any subsidiary or branch in PRC and have not actually committed any business operations in PRC.

Indirect Transfer of Equity

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 to replace some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source (partly revised), or SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. SAT Circular 698 was repealed from the date SAT Circular 37 was enacted.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under Circular 7 and/or SAT Circular 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our former PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Employees

As of the date of this report, we had 12 employees across our Company and subsidiaries, including our Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer, a Vice President of Finance, a Managing Director, a Vice President, Head of Investor Relations, a Senior Mining Hardware Engineer, and 4 additional staff. In addition, we retain consulting services as needed.

Property, Plant and Equipment

The principal executive office is located on leased premise at 33 Irving Place Room 2006, New York, New York, United States 10003. The lease for our principal executive office is for a term ending August 31, 2022, with a monthly rental of $7,250; In addition, we leased another office, Room 2055 in the same building. The lease is for a term ending November 30, 2022 with a monthly rental of $4,380.

We have an office in Miami located on leased premise at 429 Lenox Avenue, Miami Beach, FL 331239. The lease is for a term ending July 31, 2022 at a monthly rental of $1,780.

We have an office, Room 3603, located on a leased premise at Tower 2, Metro Plaza, Hong Kong, China. The lease is for a term ending April 30, 2022 at a monthly rental of US$300.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. We believe that our current property rights are sufficient for our current operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this report.

Overview

Digital Asset Mining Business

We are a digital asset mining company with mining operations in the United States and Canada. We commenced our bitcoin mining business in February 2020. Our digital asset mining operations, hosted by third party providers, use specialized computers, known as miners, to generate bitcoin, a digital asset. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as “solving a block”) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a bitcoin award.

We operate our mining assets with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of the long delivery lead time to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), we initially chose to acquire miners on the spot market, which can typically result in delivery within a few weeks. In parallel, we also enjoy strategic relationships with leading manufacturers, which we believe enables our access to ASICs on advantageous terms. On October 7, 2021, the Company contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an estimated cost of $65 million. These miners are expected to increase the Company’s miner hash rate by approximately 1.0 Exahash (“EH/s”). Pro Forma for the announced purchases, our maximum total hash rate is expected to be approximately 2.603 EH/s.

We have signed services agreements with third party hosting partners in North America. These partners operate specialized mining data centers, where they install and operate our miners and provide IT consulting, maintenance, and repair work on-site for us. Our mining facilities in Texas and Nebraska are maintained by Compute North LLC. Our mining facility in Georgia is maintained by Core Scientific, Inc. Our mining facility in New York is maintained by BlockFusion USA, Inc. Our new mining facility in New York will be maintained by Digihost Technologies Inc. Our former mining facility in Alberta, Canada was maintained by Link Global Technologies Inc.

We are a sustainability-focused bitcoin mining company with mining operations in North America. On June 24, 2021, the Company signed the Crypto Climate Accord, a private sector-led initiative that aims to decarbonize the crypto and blockchain sectors.

On December 7, 2021, we became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

Miner Migration and Geographic Distribution

In October 2020, we commenced our strategy of migrating our mining assets from China to North America. Following the announcement of the Chinese government’s decision to ban bitcoin mining, we immediately suspended our remaining mining operations in mainland China, effective June 21, 2021. Accordingly, we further accelerated our migration strategy that had been ongoing since October 2020. As a result, a significant portion of our fleet was offline in 2021, due to more miners being in transit to or awaiting installation in North America. Prior to shipment, we generally refurbished our miners in a facility in Shenzhen, China, to ensure their resilience during transport and operability upon arrival. Miners are securely packaged and shipped by air or by sea, depending on market conditions.

As of September 30, 2021, we had no miners in China. As of November 17, 2021, 100% of our fleet had arrived in North America.

Power and Hosting Overview

During the fourth quarter of 2020, the Company signed two hosting agreements with Compute North LLC (“Compute North”), representing approximately 6.5 megawatts (“MW”) of power capacity. These 6.5 MW continue to operate pursuant to a renewed contract that was signed on March 25, 2022, extending the term for a further five years.

On January 31, 2021, the Company signed Master Service Agreement with Link Global Technologies Inc., representing approximately 3 megawatts (“MW”) of power capacity.

During the first quarter of 2021, the Company signed two hosting agreements with Compute North, representing approximately 40 megawatts (“MW”) of additional power capacity.

Compute North’s facilities in Nebraska and Texas currently provide approximately 20 MW to power our miners. Our overall expected hosting capacity with Compute North is approximately 48 MW. Compute North expects to deliver the remaining approximately 28 MW of anticipated hosting capacity to us in Q3 and Q4 2022.

During the second quarter of 2021, the Company signed a hosting agreement with Digihost Technologies (“Digihost”), representing approximately 20 megawatts (“MW”) of additional power capacity.

On July 22, 2021, we signed a 100 MW agreement with Digihost. This second agreement with Digihost brings our total contracted hosting capacity with Digihost to 120 MW. Subsequently, Digihost advised us that it is unable to proceed with a previously-identified new site in upstate New York that was expected to deliver Digihost’s 100 MW hosting commitment to us.

As of March 15, 2022, Digihost has installed approximately 7 MW of power capacity for our miners and is expected to deliver the remainder of the first 20 MW of contracted power capacity during the second quarter of 2022. Digihost is currently exploring potential alternative sites for the remaining 100 MW of contracted hosting capacity pursuant to our agreements; delivery dates are to be determined.

On August 25, 2021, we signed a 35 MW hosting agreement with Blockfusion USA (“Blockfusion”) that is expected to be powered primarily from zero carbon emission energy sources. As of March 15, 2022, Blockfusion had installed approximately 8 MW of power capacity for our miners. The remaining power capacity is expected to be delivered in the summer of 2022. During the term of our agreement and for twelve months thereafter, Bit Digital has a right of first refusal to match any bona fide offer from a third party to finance or acquire securities and/or assets of Blockfusion, and to receive a credit or refund of certain expenses incurred in the development of infrastructure.

The Company’s two new hosting agreements signed in the third quarter, representing 135 megawatts (“MW”) of additional power capacity, are expected to be powered by a substantial component of renewable and/or carbon-free energy, subject in part to finalizing our energy procurement strategy with hosting partners, and are expected to contribute to our ongoing efforts to decarbonize our mining operations.

As a result of the hosting agreements signed as of December 31, 2021, the Company had secured hosting capacity sufficient to complete the redeployment of its fleet in North America, with additional signed capacity to facilitate future fleet growth. The Company continues to evaluate additional hosting arrangements with existing and prospective new hosting partners in North America.

Core Scientific’s facility in Georgia currently provides approximately 0.3 MW to power our miners.

Our hosting partner Link Global Technologies (“Link”) has advised us that Link’s facility in Alberta, Canada that had supplied approximately 3.3 MW for hosting our miners was required to discontinue operations as a result of a permitting dispute. Link is currently evaluating alternative sites to accommodate our miners. In the interim, pending further updates, Bit Digital has redirected   miners formerly hosted with Link to other hosting partners. The Company has sent Link Global a termination notice and is seeking a refund of its deposit.

Miner Fleet Overview

During the year ended December 31, 2021, we purchased 4,466 miners for bitcoin mining, including 1,259 Bitmain S17Pro, 953 MicroBT M20S, 931 Bitmain S17+, 500 Bitmain S19 Pro, 451 Bitmain T17, 261 MicroBT M30S, 101 Bitmain S17 and 10 Bitmain S17E models. As of December 31, 2021, these purchased miners had already been deployed in North America. During the year ended December 31, 2021, we also purchased 731 A10 miners for ETH mining, 700 of which were deployed in North America in January 2022.

During the year ended December 31, 2021, we repositioned our fleet by selling 15,808 miners that were deemed to have a lower expected return on invested capital than miners we believe we can purchase, and/or were deemed unsuitable for long-distance migration to North America. In addition, we abandoned 1,779 miners that were deemed to have reached the end of their useful lives, were no longer operational and/or would have been uneconomical or impossible to repair or migrate. As a result, we recognized a $3,746,247 net loss, comprised of a $610,520 gain from sales and a $4,356,767 loss from disposals.

As of December 31, 2021, we had 27,744 miners for bitcoin mining, with a total maximum hash rate of 1.60 EH/S, a decrease from 40,865 miners and 2.25 EH/s as of December 31, 2020. The reduction was due to the aforementioned sales and disposals of certain miners, partially offset by miner purchases and the aforementioned miner migration.

As of December 31, 2021, we had 731 miners for ETH mining, with an estimated maximum total hash rate of 0.297 Terahash (“TH/s”), the majority of which were placed in service in January 2022.

Our fleet of owned miners comprised the following models:

Model	Owned as of December 31, 2021
MicroBT Whatsminer M21S	16,296
MicroBT Whatsminer M20S	3,690
Bitmain Antminer S17	3,641
MicroBT Whatsminer M10	1,938
Bitmain Antminer T3	769
Bitmain Antminer S19 Pro	605
Bitmain Antminer T17+	500
MicroBT Whatsminer M30S	261
Bitmain Antminer T17+	44
Total number for bitcoin miners	27,744
Innosilicon A10 series ETH miners	731
Total miners	28,475

On October 7, 2021, we contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an estimated cost of $65 million. These miners are expected to increase the Company’s miner hash rate by approximately 1.0 Exahash (“EH/s”). Pro Forma for the announced purchases, our maximum total hash rate is expected to be approximately 2.60 EH/s for bitcoin mining.

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to December 31, 2021, we earned an aggregate of 3,575.47 bitcoins. The following table presents the number of bitcoins mined on a quarterly basis:

The following table presents our  bitcoin mining activities for the year ended December 31, 2021.

	Number of bitcoins (1)	Amount (2)

Balance at December 31, 2020	262.62	$6,237,917
Receipt of BTC from mining services and investment income	2,067.19	96,188,197
Sales of and payments made in BTC	(1,521.58)	(66,153,851)
Realized gain on sale of BTC	-	7,738,557
Impairment of BTC	-	(8,985,662)
Balance at December 31, 2021	808.23	$35,025,158

(1)	Includes bitcoins and bitcoin equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Environmental, Social and Governance

Sustainability is a major strategic focus for us. Several of our major mining locations in the US and Canada provide affordable access to partially carbon-free energy and other sustainability-related solutions, in varying amounts depending on location, including components of hydroelectric, solar, wind, nuclear and other carbon-free generation sources, based on information provided by our hosts and publicly available data, which we believe help mitigate the environmental impact of our operations. We work with an independent ESG (Environmental, Social and Governance) consultant to self-monitor and adopt an environmental policy to help us to improve our percentage of green electricity and other sustainability initiatives. As we continue to align ourselves with the future of technology and business, we are dedicated to continuously enhancing sustainability, which we believe future-proofs our operations and the larger bitcoin network.

We believe that the bitcoin network and the mining that powers it are important inventions in human progress, with circa $1 trillion in market cap and bitcoin being used around the world. The process of problem-solving and verifying bitcoin transactions using advanced computers is energy intensive, and scrutiny has been applied to the industry for this reason. It follows that the environmental costs of mining bitcoin should be surveyed and mitigated by every company in our fast-growing sector. We aim to contribute to the acceleration of bitcoin’s decarbonization and act as a role model in our industry, responsibly stewarding digital assets.

We are currently working with Apex Group Ltd, an independent ESG consultancy, to become one the first publicly-listed bitcoin miners to receive an independent ESG rating on our operations, which we anticipate will provide transparency on the environmental sustainability of our operations, as well as other metrics. Apex’s ESG Ratings & Advisory tools allow us to benchmark our ESG performance against international standards and our peers to identify opportunities for improvement and progress over time. We believe this is an integral approach to improving our sustainable practices and mitigating our environmental impact. By measuring the sustainability and footprint of Bit Digital’s mining, we are able to develop targets to continuously improve as we shift towards our goal of 100% clean energy usage.

On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (“COVID-19”) a global pandemic. We operate in locations that have been impacted by COVID-19, and the pandemic has impacted and could further impact our operations and the operations of our customers as a result of quarantines, various local, state and federal government public health orders, facility and business closures, and travel and logistics restrictions. Conditions may improve or worsen as governments and businesses continue to take actions to respond to the risks of the COVID-19 pandemic. While the COVID-19 pandemic continues to cause uncertainty in the global economy and restrictive measures by governments and businesses remain in place, we expect our business and results of operations may be materially and adversely affected. The Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Beginning in the middle of March 2020, the outbreak of COVID-19 led to adverse impacts on the US and global economies, bringing uncertainty to our operations and customer demand. Various local governments issued orders requiring the closure of non-essential businesses and to curtail all unnecessary travel and requiring individuals to comply with various shelter-in-place and social distancing orders. We, however, experienced positive growth from our efforts in investment in miners together with increases in bitcoin market price.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of cryptocurrencies. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Based on our current assessment, we do not expect any material impact on our long-term strategic plans, operations and liquidity.

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

Results of operations

Results of Operations for the Years Ended December 31, 2021 and 2020

The following table summarizes the results of our operations during the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Years Ended December 31,		Variance in
	2021	2020	Amount
Revenue from digital assets mining	$96,078,570	$21,065,113	$75,013,457

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(30,739,776)	(14,104,628)	(16,635,148)
Depreciation and amortization expenses	(13,113,964)	(3,324,655)	(9,789,309)
General and administrative expenses	(39,154,204)	(2,515,117)	(36,639,087)
Total operating expenses	(83,007,944)	(19,944,400)	(63,063,544)

Income from operations	13,070,626	1,120,713	11,949,913

Other income (expenses)
Realized gain on exchange of digital assets	7,738,557	805,557	6,933,000
Impairment of digital assets	(9,045,007)	-	(9,045,007)
Loss from disposal of property and equipment	(3,746,247)	-	(3,746,247)
Other income (expenses)	702,414	(1,924)	704,338
Total income (expenses), net	(4,350,283)	803,633	(5,153,916)

Income before income taxes	8,720,343	1,924,346	6,795,997

Income tax expenses	(3,856,341)	-	(3,856,341)
Net income from continuing operations	4,864,002	1,924,346	2,939,656

Net loss from discontinued operations	-	(3,834,683)	3,834,683
Net income (loss)	$4,864,002	$(1,910,337)	$6,774,339

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the year ended December 31, 2021, we received 2,065.3 bitcoins from three mining pool operators. As of December 31, 2021, our maximum hash rate was 1.60 EH/s. For the year ended December 31, 2021, we recognized revenue of $96,078,570.

For the year ended December 31, 2020, we received 1,510.2 bitcoins from two mining pool operators and recognized revenue of $21,065,113.

During the year ended December 31, 2021, we sold or disposed of certain miner models, partially in anticipation of purchase opportunities for newer, more efficient machines. We expect to continue to invest in miners to increase the hash rate capacity. As a result, we expect a continuous increase in revenue for the fiscal year 2022, subject to the price of bitcoin.

Cost of revenues

Cost of revenues of $30,739,776 for the year ended December 31, 2021 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented.

For the year ended December 31, 2020, we incurred cost of revenues of $14,104,628 from utilities and other service charges, excluding depreciation and amortization expenses which are separately presented.

We expect an increase in cost of revenues as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the year ended December 31, 2021, depreciation and amortization expenses of $13,113,964 based on an estimated useful miner life of 3 years.

For the year ended December 31, 2020, depreciation and amortization expenses of $3,324,655 based on an estimated useful miner life of 3 years.

General and administrative expenses

For the year ended December 31, 2021, our general and administrative expenses, totaling $39,154,204, were primarily comprised of professional and consulting expenses of $6,438,272, transportation expenses of $2,243,128 mainly incurred to relocate miners from China to North America, shared-based compensation expenses of $20,461,318 related to RSUs issued to our directors, management and consultants, shared-based compensation expenses of $1,446,098 related to ordinary shares issued to consultants, insurance expenses of $924,991, travel expenses of $1,105,453, salary and bonus expenses of $4,628,924 and office expenses of $754,094.

For the year ended December 31, 2020, our general and administrative expenses, totaling $2,515,117 were primarily comprised of professional and consulting expenses of $932,039, shared-based compensation for consulting services of $456,000, asset impairment for car rental deposits of $600,000, travel expenses of $162,728, salary expenses of $124,410 and office expenses of $109,014.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of digital assets” in the consolidated statements of operations. For the year ended December 31, 2021, we recorded a gain of $7,738,557 from the exchange of 1,527.3 bitcoins. For the year ended December 31, 2020, we recorded a gain of $805,557 from the exchange of 1,242.4 bitcoins.

Impairment of digital assets

Impairment of digital assets was $9,045,007 for the year ended December 31, 2021, which was recorded to reflect our digital assets at the lower of carrying value or fair value as of December 31, 2021.

Loss from disposal of property and equipment

During the year ended December 31, 2021, we sold or disposed of certain miner models, partially in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized a loss of $3,746,247 from sales and disposal of these miners, comprised of a gain of $610,520 from sales of 15,808 miners to three  third parties and a loss of $4,356,767 from disposal of 1,779 miners at $nil consideration.

Income tax expense

Income tax expense was $3,856,341 for the year ended December 31, 2021, which was comprised of income tax expenses of $1,147,146 from our US operations, unrecognized tax benefit of $2,767,276 from our Hong Kong operations and a tax benefit of $58,081 from other jurisdictions. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on stock-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Income tax expense was $nil for the year ended December 31, 2020, as we are not subject to tax on income or capital gain in the Cayman Islands, the Company’s US subsidiaries were in a taxable loss position with a full valuation allowance, and we did not have assessable profits in Hong Kong that is due to an offshore non-taxable claim lodged on the business profits, which is however subject to review and approval by the Hong Kong tax authority. In case the offshore non-taxable claim is disallowed, BT HK might be in a tax loss position provided that the amount of expenditure on the computer equipment would be fully allowed by the Hong Kong tax authority as tax deduction.

Net income (loss) and earnings (loss) per share

For the year ended December 31, 2021, our net income was $4,864,002, representing a change of $6,774,339 from a net loss of $1,910,337 for the same period of last year, exclusive of a net loss of $3,834,683 from discontinued operations.

Basic earnings per share was $0.09 earnings per share and $0.06 loss per share for the years ended December 31, 2021 and 2020, respectively. Weighted average number of shares was 55,440,527 and 30,591,122 for the years ended December 31, 2021 and 2020, respectively.

Diluted earnings per share was $0.08 earnings per share and was $0.06 loss per share for the years ended December 31, 2021 and 2020, respectively. Weighted average number of shares was 57,529,895 and 30,591,122 for the years ended December 31, 2021 and 2020, respectively.

Results of Operations for the Years Ended December 31, 2020 and 2019

The following table summarizes the results of our operations during the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Years Ended December 31,		Variance in
	2020	2019	Amount
Revenue from digital assets mining	$21,065,113	$-	$21,065,113

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(14,104,628)	-	(14,104,628)
Depreciation and amortization expenses	(3,324,655)	-	(3,324,655)
General and administrative expenses	(2,515,117)	(1,993,325)	(2,515,117)
Total operating expenses	(19,944,400)	(1,993,325)	(17,951,075)

Income (Loss) from operations	1,120,713	(1,993,325)	3,114,038

Other income (expenses)
Realized gain on exchange of digital assets	805,557	-	805,557
Interest income	41	-	41
Other income (expenses)	(1,965)	-	(1,965)
Total expenses, net	803,633	-	803,633

Income (Loss) before income taxes	1,924,346	(1,993,325)	3,917,671

Income tax expenses	-	-	-
Net income (loss) from continuing operations	1,924,346	(1,993,325)	3,917,671

Net loss from discontinued operations	(3,834,683)	(7,682,866)	3,848,183
Net income (loss)	$(1,910,337)	$(9,676,191)	$7,765,854

Revenues

We commenced our bitcoin mining business in February 2020. We generated revenues from provision of computing power to the digital asset mining pool, and the consideration was in the form of cryptocurrencies, the value of which is determined using the market price of the related digital assets at the time of receipt. Providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed digital assets from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

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

We expect to continue to invest in miners to increase our hash rate capacity, as a percentage of total computing power contributed by all mining pool participants. Our mining operations were distributed through Xinjiang, Yunnan and Sichuan Provinces in the PRC, and in the States of Texas, Nebraska and Georgia United States which were newly launched since September 2020. At the beginning of February 2021, we shipped a batch of 2,000 S17+ miners from Yunan Province, PRC to Nebraska, U.S.

As a result, we expect a continuous increase in revenue for the fiscal 2021. Also, with more miners operating in the United States, we expect the energy cost to decrease on an overall basis.

Cost of revenues

Cost of revenues of $14,104,628 for the year ended December 31, 2020 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented. For the year ended December 31, 2019, we did not incur cost of revenues from continuing operations.

We expect an increase in cost of revenues in fiscal year 2021 as we will continue to focus on expansion and upgrade of our miners.

Depreciation and amortization expenses

For the year ended December 31, 2020, the depreciation and amortization expenses based on an estimated miner useful life of 3 years.

For the year ended December 31, 2019, we did not incur depreciation and amortization expenses from continuing operations.

General and administrative expenses

For the year ended December 31, 2020, our general and administrative expenses, totaling $2,515,117, were primarily comprised of professional and consulting expenses of $932,039, shared-based compensation for consulting services of $456,000, asset impairment for car rental deposits of $600,000, travel expenses of $162,728, payroll expenses of $124,410 and office expenses of $109,014.

For the year ended December 31, 2019, our general and administrative expenses, totaling $1,993,325, were primarily comprised of shared-based compensation for consulting services of $1,760,000 and other office expenses of $233,325.

Realized gain on exchange of digital assets

We record digital assets at cost and any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of digital assets” in the consolidated statements of operations. For the year ended December 31, 2020, we recorded a gain of $805,557 from exchange of 1,242.4 bitcoins.

Income tax expenses

Income tax expenses was $nil for the year ended December 31, 2020 , as we are not subject to tax on income or capital gain in the Cayman Islands, and we did not have assessable profits in Hong Kong due to an offshore non-taxable claim lodged on the business profits, which is however subject to review and approval by the Hong Kong tax authority. In case the offshore non-taxable claim is disallowed, BT HK might be in a tax loss position provided that the costs of miners purchased would be fully allowed for tax deduction by the Hong Kong tax authority.

Income tax expenses was $nil for the year ended December 31, 2019, as we are not subject to tax on income or capital gain in the Cayman Islands, and we did not generate assessable profits arising in or derived from Hong Kong.

Net income (loss) and earnings (loss) per share

For the year ended December 31, 2020, our net loss of $1,910,337 was comprised of net income of $1,924,346 derived from our bitcoin mining business, exclusive of a net loss of $3,834,683 from our disposed peer-to-peer lending business and car rental business in China (“discontinued operations”), compared to a net loss of $9,676,191 for the same period of last year, derived from $1,993,325 from our continuing business, and $7,682,866 from our discontinued operations.

Loss per share was $0.06 and $0.62 for the years ended December 31, 2020 and 2019, respectively. Weighted average number of shares was 30,591,122 and 15,197,815 for the years ended December 31, 2020 and 2019, respectively.

Non-GAAP Financial Measures

We are providing supplemental financial measures for (i) non-GAAP income from operations and (ii) non-GAAP net income. These supplemental financial measures are not measurements of financial performance under US GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate our business performance and to help make operating decisions. We believe that these non-GAAP financial measures are also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis.

The following is a reconciliation of non-GAAP income (loss) from operations, which excludes the impact of (i) depreciation of property and equipment, and (ii) share based compensation expenses, to its most directly comparable GAAP measures for the periods indicated:

	For the Years Ended December 31,
	2021	2020	2019
Reconciliation of non-GAAP income from operations:
Income (Loss) from Operations	$13,070,626	$1,120,713	$(1,993,325)
Depreciation and amortization expenses	13,113,964	3,324,655	-
Share based compensation expenses	21,907,416	456,000	1,760,000
Non-GAAP Income (Loss) from Operations	$48,092,006	$4,901,368	$(233,325)

The following is a reconciliation of non-GAAP net income (loss), which excludes the impact of (i) depreciation of property and equipment, (ii) impairment of digital assets, (iii) loss from disposal of property and equipment and (iii) share based compensation expenses, to its most directly comparable GAAP measures for the periods indicated:

	For the Years Ended December 31,
	2021	2020	2019
Reconciliation of non-GAAP net income (loss)
Net Income (Loss)	$4,864,002	$(1,910,337)	$(9,676,191)
Depreciation and amortization expenses	13,113,964	3,324,655	-
Impairment of digital assets	9,045,007	-	-
Loss from disposal of property and equipment	3,746,247	-	-
Share based compensation expenses	21,907,416	456,000	1,760,000
Non-GAAP Net Income (Loss)	$52,676,636	$1,870,318	$(7,916,191)

	For the Years Ended December 31,
	2021	2020	2019
Reconciliation of non-GAAP Basic Earnings (Loss) Per Share:
Earnings (loss) per share	$0.09	$(0.06)	$(0.62)
Depreciation and amortization expenses	0.24	0.11	-
Impairment of digital assets	0.16	-	-
Loss from disposal of property and equipment	0.07	-	-
Share based compensation expenses	0.40	0.01	0.12
Non-GAAP Basic Earnings (Loss) Per Share	$0.96	$0.06	$(0.50)

	For the Years Ended December 31,
	2021	2020	2019
Reconciliation of non-GAAP Diluted Earnings (Loss) Per Share:
Earnings (loss) per share	$0.08	$(0.06)	$(0.62)
Depreciation and amortization expenses	0.23	0.11	-
Impairment of digital assets	0.16	-	-
Loss from disposal of property and equipment	0.07	-	-
Share based compensation expenses	0.39	0.01	0.12
Non-GAAP Diluted Earnings (Loss) Per Share	$0.93	$0.06	$(0.50)

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing as well. As of December 31, 2021, we had working capital of $91,516,684 as compared with $6,825,455 at December 31, 2020. Working capital included digital assets of $51,112,146 and $6,293,922 as of December 31, 2021 and 2020, respectively.

As of January 5, 2021, the Company completed the sale of 262,082 Ordinary Shares at $4.50 per share for gross proceeds of $1,179,369 to eleven non-US Persons.

On February 5 and March 12, 2021, the Company completed the sale of subordinated convertible notes in the principal amounts of $1,100,000 and $550,000, respectively, to an accredited institutional investor pursuant to a Securities Purchase Agreement dated as of January 11, 2021. On May 5, 2021, the convertible notes were automatically converted into 289,662 Ordinary Shares at $5.70 per share.

On May 5, 2021, the Company’s Form F-1 Registration Statement covering the resale of 6,412,500 ordinary shares was declared effective by the SEC. The 6,412,500 ordinary shares consisted of 412,500 shares issuable to Ionic Ventures, LLC (“Ionic”) upon the conversion of $1,650,000 principal amount of subordinated convertible notes described above, and 6,000,000 shares issuable to Ionic pursuant to the Securities Purchase Agreement dated as of January 11, 2021. During May 20, 2021 through December 31, 2021, the Company issued a net aggregate of 5,972,194 Ordinary Shares to Ionic for gross proceeds of $36 million. The Company received net proceeds of $34,255,000 after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsel in connection with the transactions.

On October 4, 2021, the Company closed a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers signatory thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $80,000,017 of securities, consisting of 13,490,728 ordinary shares of the Company, par value $.01 per share and warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share (“Warrant”), at a combined purchase price of $5.93 per share and accompanying warrant (collectively, the “Securities”). Each Warrant is exercisable immediately and will expire three and one-half years after the effective date of a resale registration statement (the “Registration Statement”) which was declared effective on January 25, 2022.

Revenue from Mining Operations

Funding our operations on a going-forward basis will rely significantly on our ability to continue to mine digital assets and the spot or market price of the digital assets we mine. We expect to generate ongoing revenues from the production of digital assets, primarily bitcoin, in our mining facilities. Our ability to liquidate digital assets at future values will be evaluated from time to time to generate cash for operations. Generating bitcoin, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations, although accounting for our reported profitability is significantly complex. Furthermore, regardless of our ability to generate revenue from our digital assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of digital assets to maintain our operations is subject to many risks and uncertainties and, even if we were successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through bitcoin production and successfully convert bitcoin into cash or fund overhead with bitcoin is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of bitcoin rewards has been extremely volatile historically, and future prices cannot be predicted.

If we are unable to generate sufficient revenue from our bitcoin production when needed or secure additional sources of funding, it may become necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

	For the Years Ended December 31,
	2021	2020	2019
Net Cash Used in Operating Activities	(23,258,682)	(3,419,096)	(1,347,482)
Net Cash Used in Investing Activities	(40,934,430)	(2,046,759)	(916,167)
Net Cash Provided by Financing Activities	106,186,507	5,255,000	-
Effect of exchange rate changes on cash and cash equivalents	-	-	(40,126)
Cash, cash equivalents and restricted cash, beginning of year	405,133	630,650	2,934,425
Cash, cash equivalents and restricted cash, end of year	42,398,528	419,795	630,650
Less: cash, cash equivalents and restricted cash from discontinued operations, end of year	-	14,662	14,662
Cash, cash equivalents and restricted cash from continuing operations, end of year	$42,398,528	$405,133	$615,988

Operating Activities

Net cash used in operating activities was $23,258,682 for the year ended December 31, 2021, derived mainly from (i) net income of $4,864,002 from continuing operations for the year adjusted for depreciation expenses of miners of $13,113,964, impairment of digital assets of $9,045,007, loss from sales and disposal of miners of $3,746,247, issuance of ordinary shares to certain service providers for provision of promotion and marketing services and advisory services of $1,446,098, share-based compensation related to restricted share units granted to the Company’s directors, senior management and consultants of $20,461,318 and (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in digital assets of $104,117,143 as rewards to us for the provision of mining services, and (b) a change in accounts payable of $21,551,220, primarily because we paid hosting and power cost of $24,335,680 in digital assets.

Net cash used in operating activities was $3,419,096 for the year ended December 31, 2020, mainly derived from (i) net income of $1,924,346 from continuing operations for the year adjusted for noncash provision for depreciation expenses of miners of $3,324,655, and amortization of stock compensation expenses for consulting services of $456,000, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in digital assets of $21,440,377 as rewards to us for provision of mining services, (b) an increase in other current assets of $1,762,167, primarily attributable to payment of deposits of $1,664,095 to two service providers who paid hosting and power costs on behalf of us, and (c) an increase in accounts payable of $14,284,286, primarily because we paid hosting and power cost of $12,918,570 in digital assets.

Net cash used in operating activities was $1,347,482 for the year ended December 31, 2019, mainly derived from (i) net loss of $1,993,325 from continuing operations for the year adjusted for noncash amortization of stock compensation expenses for consulting services of $1,760,000, and (ii) cash flows of $1,205,201 used in our discontinued peer-to-peer lending business.

Investing Activities

Net cash used in investing activities was $40,934,430 for the year ended December 31, 2021, primarily attributable to miner purchases of $6,466,270, deposits made for miners of $40,374,950, and offset by cash proceeds of $5,906,790 from sales of digital assets.

Net cash used investing activities was $2,046,759 for the year ended December 31, 2020, primarily used in purchases of miners of $4,505,491, and netting off against cash proceeds of $2,447,406 from sales of digital assets.

Net cash used in investing activities was $916,167 for the year ended December 31, 2019, primarily resulting from deposits in property and equipment of $110,000, and cash flows of $806,167 used in our discontinued peer-to-peer lending business.

Financing Activities

Net cash provided by financing activities was $106,186,507 for the year ended December 31, 2021, primarily provided by net proceeds of $74,958,366 from our private placements with certain investors, net proceeds of $34,255,000 from our direct offering with Ionic, an institutional investor, and net proceeds of $1,280,000 from the issuance of convertible notes to Ionic, offset, in part, by the payment of liquidated damage fees of $3.2 million as the registration statement for resale of shares issued in our private placement was not declared effective by the SEC by December 31, 2021, and the withholding   of ordinary shares of $1,094,859 for payment of employee withholding taxes.

Net cash provided by financing activities was $5,255,000 for the year ended December 31, 2020, primarily provided by proceeds of $5,248,000 from certain shareholders under private placement transactions and borrowings of $7,000 from related parties.

Net cash provided by financing activities was $nil for the year ended December 31, 2019.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with US GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of digital assets and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently issued and adopted accounting pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the consolidated financial statements as of December 31, 2021.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors	Age	Position/Title
Zhaohui Deng	53	Chairman of Board of Directors
Bryan Bullett	50	Chief Executive Officer
Erke Huang	33	Chief Financial Officer and Director
Sam Tabar	48	Chief Strategy Officer
Ichi Shih	51	Independent Director
Yan Xiong	57	Independent Director
Brock Pierce	42	Independent Director

Biographies

Zhaohui Deng

Mr. Deng was elected to serve as a director of the Company at the September 4, 2020 Annual General Meeting and was elected as Chairman of the Board on January 19, 2021. He was born in January 1969. From 1995 to 2010, he served as the board secretary and Vice President of Hunan Jinguo Industrial Co., Ltd. From 2011 until now, he has been working as a private investor and serves as private advisor   for several listed companies in the PRC. He holds a bachelor’s degree in Accounting from Hengyang Industrial College China.

Bryan Bullett

Mr. Bullett has served as Chief Executive Officer since March 31, 2021. Since January 2020 he has been an independent contractor for Centerboard Securities LLC. From August 2016 to June 2019, Mr. Bullett served as Executive Vice President and Head of Capital Markets for US affiliates of the company currently known as E&P Financial Group and its predecessors. From August 2012 to July 2016, Mr. Bullett served as a Senior Vice President at FBR & Co. During 2011 and 2012, Mr. Bullett served as a Vice President at Keefe, Bruyette & Woods. During the years 2006 through 2010, Mr. Bullett served as a Vice President and as an Associate in Investment Banking at Bank of America Merrill Lynch (formerly Banc of America Securities). During the years 2004 through 2006, Mr. Bullett served as an Associate in Leveraged Finance at Deutsche Bank Securities. Prior thereto, Mr. Bullett served as an early or founding employee of several technology and/or media-related startup companies. Mr. Bullett received a bachelor’s degree from Brown University and an MBA from Columbia Business School. Mr. Bullett is a FINRA-registered representative and an independent contractor for Centerboard Securities LLC (“Centerboard”), a registered broker-dealer. Centerboard has not and will not participate in any offering of securities by the Company as an underwriter, initial purchaser, placement agent, sales agent or any similar role.

Erke Huang

Mr. Huang has served as Chief Financial Officer of the Company from October 18, 2019, as a Director since October 30, 2019  and as Interim Chief Executive Officer from February 2, 2021 until March 31, 2021. Prior thereto, Mr. Huang served as the Co-Founder and Advisor of Long Soar Technology Limited from August 2019 and as the Founder/CEO of Bitotem Investment Management Limited from May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil & Environmental Engineering from Carnegie Mellon University in 2012.

Sam Tabar

Mr. Tabar has served as Chief Strategy Officer since March 31, 2021. Since January 2020, he has been an independent contractor for Centerboard Securities LLC. Prior thereto, Mr. Tabar served as the Co-Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020. Prior to this, he served as a Partner to FullCycle Fund from December 2015 to April 2017. Prior to this, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2010 to April 2011. Prior to this, he was Co-Head of Marketing at Sparx Group from January 2004 to 2010. Prior to this, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from September 2001 to January 2004. Mr. Tabar received his Bachelor of Arts from Oxford University in 2000, and received his Master of Law (LL.M.) from Columbia University School of Law in 2001. He was associate editor of the Columbia Law Business Law Journal in 2000, and is a current member of the New York State Bar Association.

Ichi Shih

Ms. Ichi Shih was elected to serve as a director of the Company at the September 4, 2020 Annual General Meeting. She has over 15 years of experience building and advising corporations through internal financial management, M&A transactions, and capital market transaction across several global regions. From 1995 to 1998, Ms. Ichi Shih worked as an Equity Lending Assistant of Societe Generale in New York. From 1998 to 2000, She worked as a Financial Analyst of Goldman Sachs & Co. in New York. From 2003 to 2007, she worked as Senior Associate of Westminster Securities in New York. From 2007 to 2009, she worked as Vice President of Brean Murray in New York. From 2009 to 2011, she worked as CFO of China Valves Technologies in both Hong Kong and U.S. From 2012 to 2014, she worked as Senior Vice President of Glory Sky Group in Hong Kong. In 2015, she worked as Listing Advisor of Nasdaq Dubai in Dubai and Shanghai. From 2016 to 2017, she worked as CFO of Cubetech Global Asset in Beijing. From 2017 to 2018, she worked as CFO of ProMed Clinical Research Organization Inc. in Beijing. From 2018 until now, she has worked as a Partner of Cathay Securities Inc. in Beijing and New York. Ms. Ichi Shih received her Bachelor’s degree in Accounting and International Business from Stern School of Business at New York University in 1995 and Master’s degree in International Finance and Business from School of International and Public Affairs at Columbia University in 2002. Ms. Ichi Shih holds a CPA Certificate from American Institute of Certified Public Accountants.

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

Brock Pierce

Mr. Brock Pierce is an entrepreneur, artist, venture capitalist, and philanthropist with an extensive track record of founding, advising and investing in disruptive business. He’s credited with pioneering the market for digital assets and has raised more than $5B for companies he has founded. Pierce is Chairman of Bitcoin Foundation and the co-founder of EOS Alliance, Block.One, Blockchain Capital, Tether, and Mastercoin. Pierced has been involved in bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons and ran KNC’s China operation, one of the world’s first large scale mining operations. He was also a seed investor in BitFury through Blockchain Capital. He also established the largest Bitcoin mining operation in Washington State in the industry’s early days. Pierce has lectured at some of the nation’s most prestigious institutions, the Milken Institute Global Conference, International World Congress, and has been featured by the New York Times, Wall Street Journal and Fortune. Pierce was on the first-ever Forbes List for the “Richest People in Cryptocurrency” and was an Independent Party candidate for President of the United States in 2020.

6.B. Compensation

For the fiscal years ended December 31, 2021, 2020, and 2019, we paid an aggregate of approximately $2,505,542, $80,000, and $75,785, respectively, in cash to our executive officers, and $4,000, $16,000, and $9,852, respectively, to our non-executive directors.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for awarded to or earned by (i) each individual serving as our principal executive officer and principal financial officer during the fiscal years ended December 31, 2021 and 2020, and (ii) the three (3) most highly compensated individuals; and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary	Cash Bonus	Stock Awards		Stock Based Comp (5)	Non-Equity Incentive Plan Comp	Paid Deferred Comp Earnings	All Other Comp	Total
Bryan Bullett, CEO(1)	2021	$93,750	$567,021	160,765	(2)	$2,132,290	$-	$-	$-	$2,793,061
Erke Huang,	2021	$64,000	$1,120,000	440,000		$3,502,400	$-	$-	$-	$4,686,400
CFO and Director(3)	2020	$80,000	$-	-		$-	$-	$-	$-	$80,000
Sam Tabar, CSO(4)	2021	$93,750	$567,021	160,765	(2)	$2,132,290	-	-	-	$2,793,061

(1)	Mr. Bullett has served as CEO since March 31, 2021.
(2)	Messrs. Bullett and Tabar were awarded 120,765 restricted stock units (RSUs) pursuant to employment agreements dated March 31, 2021, which shares will be vested over 24 months commencing in February 2021. In July 2021, Messrs. Bullett and Tabar were award 40,000 RSUs as a bonus. The RSUs awarded to Messrs. Bullett and Tabar were granted under the Company’s 2021 Omnibus Equity Incentive Plan described in Section 10.B. Memorandum and Articles of Association – Share Options/Restricted Share Units.
(3)	Mr. Huang has served as CFO since October 18, 2019 and as Interim CEO from February 2, 2021 until March 31, 2021.

(4)	Mr. Tabar has served as CSO since March 31, 2021.

(5)	The “Stock Based Comp” column represents the aggregate grant date fair value for restricted stock units granted under the Company’s 2021 Omnibus Equity Incentive Plan during fiscal years 2021, computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 (“ASC 718”). See Note 2 to our consolidated financial statements for details on the assumptions used to determine the grant date fair value of the restricted stock units. As of December 31, 2021, fair value of the vested and issued RSUs, based on the closing price on the vesting date, for Messrs. Bullett, Huang and Tabar is $897,230, $3,502,400 and $897,230 respectively.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements

Erke Huang

On October 28, 2019, the Company and Erke Huang entered into an employment agreement pursuant to which the Company will pay Mr. Huang US$ 60,000 per annum for serving as Chief Financial Officer of the Company. The agreement is for a term of two (2) years and was renewed automatically for one-year terms when not terminated by either party. Mr. Huang is eligible for bonuses as determined by the Board and eligible to participate in equity incentive plans of the Company. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his employment agreement. Mr. Huang is subject to a one-year non-competition and non-solicitation covenant from the date of termination of employment for any reason. The Company and Mr. Huang also entered into a director agreement on October 30, 2019, pursuant to which the Company agrees to pay Mr. Huang one thousand (US$1,000) dollars per quarter for serving on the Board. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his director agreement. Mr. Huang has no family relationship with any of the executive officers of the Company.

Bryan Bullett

Mr. Bullett is employed under a two-year Employment Agreement with an automatic renewal for successive one-year periods, unless terminated by either party on at least ninety (90) days prior written notice. He was compensated at the rate of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Bullett’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He is eligible for a discretionary yearly cash bonus based on targets and performance criteria to be established by the Board. Mr. Bullett was awarded 120,765 restricted stock units (“RSUs”) under his Employment Agreement. The RSUs were awarded under the 2021 Omnibus Equity Incentive Plan approved by the Company’s shareholders at its April 2021 Annual General Meeting.

In the event Mr. Bullett’s employment is terminated by the Company without Cause (as defined in the Employment Agreement) or by Mr. Bullett with Good Reason (as defined in the Employment Agreement), Mr. Bullett shall receive, in addition to all Accrued Obligations (as defined in the Employment Agreement), a lump sum severance payment of twenty-four (24) months base salary and all RSUs accrued shall be fully vested.

Sam Tabar

Mr. Tabar is employed under a two-year Employment Agreement on substantially the same terms as the Employment Agreement described above for Mr. Bullett. He too was compensated at a base salary of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Tabar’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He was awarded 120,765 RSUs under his Employment Agreement pursuant to the terms and conditions of the 2021 Omnibus Equity Incentive Plan.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; or (ii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

Director Compensation

The Company and each of its independent directors, Ms. Ichi Shih, Yan Xiong and Zhaohui Deng, entered into director agreements pursuant to which the Company agreed to pay each director one thousand (US$1,000) dollars per quarter for serving on the Board for a one-year period, subject to a one-year renewal. In 2021, the Board also authorized one-time 10,000 RSUs award with immediate vesting to Ichi Shih for her services pursuant to the Company’s 2021 Omnibus Equity Incentive Plan. The Company shall also reimburse each director for reasonable and approved expenses incurred by him or her in connection with the performance of their duties under the director agreements.

As an independent director, Mr. Pierce, through an entity for which he serves on the Company’s Board, was awarded 20,000 RSUs with immediate vesting pursuant to the Company’s 2021 Omnibus Equity Incentive Plan. He is eligible for additional compensation, from time to time, at the discretion of the Board. His term is one year subject to a one-year renewal year re-election by a majority of the shareholders of the Company. He will be provided with additional compensation for any renewal of at least the initial 20,000 RSUs award.

There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which each director had, or will have, a direct or indirect material interest.

Board of Directors and Committees

Our Board currently only consists of 5 directors, including Zhaohui Deng, Chairman of the Board, Erke Huang, Yan Xiong, Ichi Shih and Brock Pierce. We maintain an audit committee, a compensation committee and a nominating and corporate governance Committee. Each of the committees of the Board has the composition and responsibilities described below.

Audit Committee

Ms. Ichi Shih, Yan Xiong, Brock Pierce and Zhaohui Deng are the members of our Audit Committee, where Ichi Shih serves as the Chairwoman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

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

Compensation Committee

Yan Xiong, Zhaohui Deng, Brock Pierce and Ichi Shih are the members of our Compensation Committee and Yan Xiong is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Zhaohui Deng, Yan Xiong, Brock Pierce and Ichi Shih are the members of our Nominating and Corporate Governance Committee and Zhaohui Deng is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted a charter for the Nominating and Corporate Governance Committee. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Zhaohui Deng, Yan Xiong, Ichi Shih and Brock Pierce are “independent directors” as defined by Nasdaq.

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

6.C. Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

See Item 6.B “Compensation” for information concerning any directors’ service contracts.

See Item 6.A “Directors and Senior Management” for information concerning the Company’s audit committee and compensation committee.

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

Name of Beneficial Owners(1)	Ordinary Shares Beneficially Owned(2)
	Number		Voting Securities %
Directors and Officers:
Erke Huang	740,000	(3)	12.5	%(4)
Zhaohui Deng	700,000	(3)	28.4	%(4)
Yan Xiong	—		—
Ichi Shih	10,000	(5)	*
Brock Pierce	20,000	(6)	*
Bryan Bullett	175,765	(7)	*
Sam Tabar	175,765	(7)	*
All directors and officers as a group (seven individuals)	1,821,530		41.3%
5% shareholders:
Wise Gain Investment Industries Limited(8) Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola B.V.I.	6,276,700		8.	6%
Armistice Capital, LLC(9), 510 Madison Avenue, 7th Floor, New York, NY 10022	4,215,852		5.8%
Invesco Ltd.(10) 1555 Peachtree Street, N.E., Atlanta, Georgia 30309	3,975,386		5.4%

*	Less than 1% of issued and outstanding shares.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Bit Digital, Inc., 33 Irving Place, New York, New York 10003.
(2)	Applicable percentage of voting securities prior to the date of this report is based on 73,073,960 ordinary shares outstanding and one million preference shares, each with fifty (50) votes, or an aggregate of 123,073,960 voting securities as of April 6, 2022, together with securities exercisable or convertible into ordinary shares within sixty (60) days as of such date for each shareholder.
(3)

Erke Huang and Zhaohui Deng are the beneficial owners of 300,000 and 700,000 Ordinary Shares, respectively, issuable upon the conversion of 1,000,000   Preference Shares owned by Geney Development Limited (“GDI”), a BVI entity, located at 4th Floor Waters Edge Building, Meridian Plaza, Road Town, Tortola VG1110, British Virgin Islands.

Following shareholder approval at the 2020 Annual General Meeting (the “AGM”), 1,000,000 Ordinary Shares owned by GDI were exchanged by the Company for 1,000,000 Preference Shares upon the filing of the Amended and Restated Articles of Association (the “AOA”) in the Cayman Islands on or about April 30, 2021. The AOA provides that (i) all Preference Shares are convertible into Ordinary Shares on a one-for-one basis and (ii) for all Company matters requiring the vote of Members by a poll or by proxy, each Preference Share shall carry the equivalent number of votes as 50 Ordinary Shares, or an aggregate of 50,000,000 votes, which are equal to approximately 68.4% of the 73,073,960 issued and outstanding shares as of April 6, 2022 or approximately 40.6% of the Voting Securities, including the Preference Shares.

(4)	The 300,000 preference shares beneficially owned by Mr. Huang carry 15 million votes and the 700,000 preference shares owned by Mr. Deng carry 35 million votes.
(5)	Represents 10,000 ordinary shares issuable under restricted stock units (“RSUs”) granted and vested in October 2021.
(6)	Represents 20,000 ordinary shares issuable under RSUs granted and vested pursuant to the Director Agreement under which Mr. Pierce is serving.
(7)	Of these shares, 15,000 are issuable to each of Mr. Bullett and Mr. Tabar upon exercise of RSUs awarded under a Consulting Services Agreement dated February 1, 2021 with Wellington Park Inc.; 120,765 are issuable to each of Mr. Bullett and Mr. Tabar upon exchange of RSUs awarded under their respective employment agreements entered into, each effective as of March 31, 2021 and the remaining 40,000 shares were issued upon exchange of RSUs awarded pursuant to Board of Directors’ resolutions adopted on July 29, 2021. The RSUs were awarded under the Company’s 2021 Omnibus Equity Incentive Plan approved by the Company’s shareholders at the 2020 AGM. The initial 135,765 shares issued to both Mr. Bullett and Mr. Tabar vest in twenty-four (24) equal monthly installments commencing in February 2021. The most recent 40,000 RSUs (as exchanged for Ordinary Shares) issued to each of Messrs. Bullett and Tabar were fully vested upon award.
(8)	Pursuant to a Schedule 13G filed with the SEC on June 22, 2021, Mr. Kenneth Vin Zorro has voting and disposition power over the shares held by such entity.
(9)	Pursuant to a Schedule 13G filed with the SEC on February 14, 2022, Armistice Capital, LLC (“Armistice Capital”) is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investing power over the securities of the Company held by the Master Fund and thus may be deemed to beneficially own the securities of the Company held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Company held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Company directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.
(10)	Pursuant to a Schedule 13G filed with the SEC on February 11, 2022, Invesco Capital Management LLC, a subsidiary of Invesco Ltd., acquired the shares on behalf of the parent company, Invesco Ltd. Such schedule was signed by Robert R. Leveille, Global Head of Compliance.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

On March 21, 2022, the Company and an officer of the Company entered into a Confidential Settlement, General Release and Separation Agreement (the “Agreement”) with a former employee (the “Employee”). The Employee asserted various disputes, which the Company settled for a sum of $500,000. The parties entered into a non-disclosure agreement and agreed to mutual non-disparagement. The Board of Directors of the Company has retained counsel to review the matter and will make recommendations if necessary on policies and procedures.

On May 26, 2021, the Company entered into a Share Exchange Agreement (the “SEA”) with Geney Development Limited (“Geney”), a corporation formed under the laws of the British Virgin Islands. Geney is owned seventy (70%) percent by Zhaohui Deng, Chairman of the Board of the Company, and thirty (30%) percent owned by Erke Huang, the Company’s Chief Financial Officer and a director of the Company. Under the SEA, Geney exchanged 1,000,000 ordinary shares for 1,000,000 Preference Shares. Each Preference Share provides for: (i) an eight (8%) percent annual dividend when declared by the Board; (ii) a liquidation preference of $10 per share (an aggregate of $10 million) senior to ordinary shares; (iii) converts on a one-for-one basis, subject to a 4.99% blocker; and (iv) fifty (50) votes per Preference Share in order for management to carry out its intended business plan. See Item 6B. “Compensation” for information concerning employment agreements entered into with each of the Company’s executive officers: Bryan Bullett, Chief Executive Officer, Erke Huang, Chief Financial Officer, and Sam Tabar, Chief Strategy Officer.

During the year ended December 31, 2020, the Company borrowed funds of $329,722 from the Company’s interim Chief Executive Officer and Chief Financial officer, Erke Huang as working capital to support the Company’s digital asset mining when needed. As of the date of this report, the outstanding balance due to Erke Huang was $nil. Such borrowings were non-interest bearing and due on demand.

During the year ended December 31, 2019, the Company borrowed funds from the Company’s former senior management as working capital to support the Golden Bull Limited’s peer-to-peer lending business which was disposed in September 2020.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company – Legal Proceedings.”

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. The 1,000,000 preference shares held by an officer and a director of the Company are entitled to eight (8%) percent annual dividends if and when decided by the Board of Directors.

No dividends have been declared on the preference shares.

Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares, $.01 par value, are listed for trading on the Nasdaq Capital Market under the symbol “BTBT” The shares began trading on March 19, 2018 on the Nasdaq Capital Market. On August 7, 2020, the Company changed its Nadaq trading symbol from DNJR to BTBT. The shares were suspended from trading from November 4, 2019 to March 25, 2020.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below.

We amended our Memorandum of Association on April 30, 2021, following our Annual General Meeting held on April 20, 2021, to create a new class of 10,000,000 authorized preferred shares and for a number of changes to the description of Cayman Island laws.

Our authorized share capital is 350,000,000 shares consisting of 340,000,000 ordinary shares, par value $0.01 per share and 10,000,000 preferred shares, par value $0.01 per share. As of April 6,  2022, there were 73,073,960 ordinary shares and 1,000,000 preferred shares issued and outstanding, with 50 votes per preferred share.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds under Cayman Island laws. No dividends shall be declared by the board of our Company except out of:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our Company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

Voting Rights. The holders of our ordinary shares are entitled to one vote per share, including for the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands, every shareholder present in person or by proxy shall have one vote. On a poll, every shareholder entitled to vote (in person or by proxy) shall have one vote for each share for which he is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than fifteen percent of the paid-up capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

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

Redemption of ordinary shares. We may, subject to obtaining the necessary approvals under our memorandum and articles of association, issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this ( and any necessary approvals thereunder are duly obtained) and the company has the ability to pay its debts as they fall due in the ordinary course of business.

No Preemptive Rights. Holders of ordinary shares do not have preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Listing

The Company’s ordinary shares are listed on the Nasdaq Capital Market under the symbol “BTBT.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is TranShare Securities Transfer & Registrar, whose address is Bayside Center 1, 17755 North

U.S. Highway 19, Suite 140, Clearwater, Florida 33764.

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

At the Company’s Annual General Meeting held on April 20, 2021, the Company’s shareholders authorized a new class of 1,000,000 preferred shares which provide for annual dividends of eight (8%) percent, a liquidation preference of $10 per share; conversion into ordinary shares on a 1:1 basis, subject to a 4.99% conversion limitation; ranking senior to ordinary shares with a voting right of fifty (50) ordinary shares for each preferred share. These preferred shares were issued to our Chairman, Zhaohui Deng (700,000 shares) and our Chief Financial Officer, Erke Huang (300,000 shares) in order to enable them to carry out our business strategy.

Provisions in Corporate Law

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Act applicable to us.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and

(a)	such other authorization, if any, as may be specified in such constituent company’s articles of association.

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

Except in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of such dissenting shareholder’s shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from the willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its shareholders. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company also owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and those authorities are likely to be followed in the Cayman Islands.

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

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two- tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they come due, by an ordinary resolution of its members. The court has authority to order winding up of a company in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

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

Share Options/Restricted Stock Units

The Company’s Board of Directors adopted the 2021 Omnibus Equity Incentive Plan (the “2021 Plan”), which was approved by the Company’s shareholders at the Annual General Meeting on April 20, 2021. An aggregate of 2,415,293 Restricted Stock awards were granted under the 2021 Plan and no ordinary shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2021 Second Omnibus Equity Incentive Plan (the “2021 Second Plan’), with 11,000 RSUs and 225,000 incentive stock options outstanding as of the date of this report.

The 2021 Second Plan allows the Company to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, warrants and stock units. The incentive stock options are exercisable for up to ten years, at an option price per share not less than the fair market value on the date the option is granted. The incentive stock options are limited to persons who are regular full-time employees of the Company at the date of the grant of the option. Non-qualified options may be granted to any person, including, but not limited to, employees, independent agents, consultants and attorneys, who the Company’s Board believes have contributed, or will contribute, to the success of the Company. Non-qualified options may be issued at option prices of less than fair market value on the date of grant and may be exercisable for up to ten years from date of grant. The option vesting schedule for options granted is determined by the Board of Directors at the time of the grant. The 2021 Second Plan provides for accelerated vesting of unvested options if there is a change in control, as defined in the 2021 Second Plan.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report, including those described in Item 4. “Information on the Company.”

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

10.E. Taxation

The following discussion of material Cayman Islands, PRC mainland, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Davidoff Hutcher& Citron LLP.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of Ordinary Shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Mainland Taxation

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the EIT Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law and the relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the EIT Law and Implementation Rules, a uniform corporate income tax rate of 25% is applied. However, if nonresident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, we or our subsidiaries outside of China may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors – Risk Factors Relating to Doing Business in China – Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

Under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed thereunder. See “Risk Factors – Risk Factors Relating to Doing Business in China – We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Bit Digital Hong Kong may be able to enjoy the 5% withholding tax rate for the dividends it receives from the wholly foreign owned enterprise to be established in China in the near future, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations and obtains the approvals as required under the Administrative Measures.

In October 2019, the State Administration of Taxation promulgated the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers or Circular 35, which became effective on January1, 2020. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Besides, according to Circular 35, where we and our withholding agents both fail to provide relevant materials as required by tax authorities, or evade, refuse or obstruct the follow-up investigations carried out by tax authorities, rendering it impossible for tax authorities to verify whether we met the conditions for entitlement to treaty benefits, it shall be deemed as we not meeting the conditions for entitlement to treaty benefits. In such case, we will be required to pay back the tax deducted.

Hong Kong Taxation

Hong Kong adopts territorial source system, under which only income arising in or derived from Hong Kong is subject to Hong Kong tax under the general charging provision of the Inland Revenue Ordinance. As regards to income earned by individuals, either in Hong Kong or overseas, from investments in shares listed in stock exchange located outside of Hong Kong, such income is generally regarded as offshore sourced and non-taxable under Hong Kong tax.

In addition, Hong Kong does not impose tax on capital gains. In case share investments are acquired and held by individuals for long-term investment purpose, the resulting gains can also be claimed as capital in nature and non-taxable in Hong Kong. On the other hand, in case the share investments are acquired and held by individuals for short-term trading purpose, the resulting investment gains cannot be claimed as non-taxable on the ground that they are capital in nature. However, individuals can still claim the investment gains as offshore sourced and non-taxable if the shares involved are traded on a stock exchange located outside of Hong Kong as stated above.

To conclude, income earned by individuals from investments in our ordinary shares, which are listed in stock exchange located in the United States, are generally viewed as offshore in nature by the Hong Kong tax authority and hence not subject to Hong Kong tax. Accordingly, there are no withholding tax obligations/requirements by any parties under Hong Kong tax.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax, non-United States tax considerations or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership may vary depending on the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends are currently taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, in light of your own particular circumstances.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The character of the gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Holder from the sale or other disposition of Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income (the “income test”); or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Whether we are a PFIC for 2021 or any future taxable year is uncertain because, among other things, the treatment of digital asset such as bitcoin for purposes of the PFIC rules is unclear. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, we express no opinion with respect to our PFIC status and also express no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. Holders contemplating an investment in the Ordinary Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.

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

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year, and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

A mark-to-market election will not apply to Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

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

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder is not generally required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency is generally treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year or (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of Ordinary Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a completed Internal IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investments Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections.

U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Ordinary Shares and their particular circumstances.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We file annual, semi-annual, quarterly (on a voluntary basis as a foreign private issuer) and current reports and other information with the Securities and Exchange Commission (the “SEC”). Our public filings are available from the Internet web site maintained by the SEC at WWW.SEC.GOV. In addition, our ordinary shares are listed on the Nasdaq Capital Market. Accordingly, our reports, statements and other information may be inspected at the offices of Nasdaq, One Liberty Plaza, 165 Broadway, New York, New York 10006.

Our web site address is www.bit-digital.com. The information on, or accessible through, our web site, however, is not, and should not be deemed to be, a part of this report.

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

Market price risk of Bitcoin

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$7,220 per coin as of December 31, 2019; US$28,922 per coin as of December 31, 2020; to US$34,755 per coin as of June 30, 2021 and a high of US$47,215.69 as of March 30, 2022, according to Coin Market Cap.

We expect our results of operations to continue to be affected by the bitcoin price as most of our revenue is from bitcoin mining production as of the date of this report. Any future significant reductions in the price of bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the bitcoin price will remain high enough to sustain our operation or that the bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the bitcoin price can have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the bitcoin price. For example, the usage of bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to bitcoin’s price volatility. Additionally, the reward for bitcoin mining will decline over time, with the most recent halving event occurred in May 2020 and the next one to occur four years later, which may further contribute to bitcoin price volatility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The Company’s internal control over financials reporting includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

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

Remediation

During and subsequent to the year ended December 31, 2021, Management has worked to improve the Company’s internal controls. Our management has carried out and is planning to undertake the following actions to remediate the material weakness described above:

●	Establish formal internal control policies and procedures. Implement an ongoing initiative and training in the Company to ensure the importance of internal controls and compliance with established policies and procedures are fully understood throughout the organization. Provide continuous U.S. GAAP knowledge trainings to relevant employees to ensure the procedures and policies are properly followed;

●	Enhance our remediation effort by continuing to hire personnel with strong SOX and internal control backgrounds;

●	Utilize an external SOX 404 implementation firm to assist in improving the Company's internal controls;

●	Implement new applications and systems that are aligned with our focus on creating strong internal controls, as well as complete and accurate financial information;

●	Set up IT strategic plans, an annual plan and budget consistent with the business’s development:

i.	Set up IT Best Practice Standards addressing Information Technology General Controls (“ITGC”) and evaluate the IT department performance annually. An information technology management review and testing plan to monitor ITGCs with a specific focus on systems supporting our financial reporting processes will implemented;

ii.	Maintain records for IT change authorizations. The user access rights will be terminated the same day for any employees that leave the Company. The anti-virus software will be standardized and managed by specific designated personnel. The logs will be reviewed periodically to identify any unusual transactions;

iii.	Restoration tests for backups will be performed regularly;

iv.	Third-party services will be evaluated quarterly and any with poor performance will be terminated, and;

v.	Enhance quarterly reporting on the remediation measures to the Audit Committee.

However, the material weaknesses in our internal control over financial reporting will not be considered remediated until ITGCs and process-level controls operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. We cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal control over financial reporting related to the identified material weaknesses, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above.

(c) Changes in Internal Control over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2021 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Ichi Shih, Yan Xiong, Brock Pierce and Zhaohui Deng. Our board of directors has determined Ichi Shih, Yan Xiong and Zhaohui Deng are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Ichi Shih meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2021, no amendments to or waivers from the Code were made or given for any of our executive officers. The code of ethics is updated as needed from time to time.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Audit fees(1)	$190,000	$120,000	$85,000
Audit related fees(2)	50,940	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
Total	$240,940	$120,000	$85,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit related services, and other services as described above, other than those for de minimis services, which are approved by the audit committee or our board of directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Capital Market, or Nasdaq. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices.

As of June 30, 2021, the date of determination, we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals, and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.
●	we file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. As a result of our reduced reporting requirements, our shareholders may not have access to certain information they may deem important.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

The Company’s auditor, Audit Alliance LLP, is PCAOB registered and based in Singapore. Under the Holding Foreign Companies Accountable Act (the “HFCAA”), the PCAOB is permitted to inspect our independent public accounting firm. There is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA requiring the SEC to prohibit an issuer’s securities from trading on any U.S. securities exchange and on the over-the-counter market, if the auditor is not subject to PCAOB inspections for three consecutive years and this ultimately could result in our ordinary shares being delisted. On December 16, 2021, the PCAOB issued its HFCAA Determination Report to notify the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong because of the positions taken by authorities in mainland China and Hong Kong. As stated above, our current auditors are based in Singapore and the PCAOB is permitted to inspect and investigate them.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item follow are as follows:

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Bit Digital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Digital, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Audit Alliance LLP

Singapore, April 15, 2022

We have served as the Company’s auditor since 2021

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

Flushing, New York

July 29, 2020

BIT DIGITAL, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(Expressed in US dollars, except for the number of shares)

	December 31,	December 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$42,398,528	$405,133
Digital assets	51,112,146	6,293,922
Other current assets	3,050,616	2,020,374
Total Current Assets	96,561,290	8,719,429

Investment security	1,000,000	-
Deposits for property and equipment	43,094,881	1,324,963
Property and equipment, net	32,489,158	29,849,157
Deferred tax assets	58,081	-
Other noncurrent assets	6,714,571	-
Total Assets	$179,917,981	$39,893,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,608,899	$1,365,716
Due to related parties	-	336,722
Income tax payable	559,774	-
Other payables and accrued liabilities	1,875,933	191,536
Total Current Liabilities	5,044,606	1,893,974

Deferred tax liabilities	462,372	-
Long-term income tax payable	2,767,276	-

Total Liabilities	8,274,254	1,893,974

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, $0.01 par value, 10,000,000 and nil shares authorized, 1,000,000 and nil shares issued and outstanding of December 31, 2021 and 2020, respectively	9,050,000	-
Ordinary shares, $0.01 par value, 340,000,000 and 50,000,000 shares authorized, 69,591,389 and 48,043,788 shares issued and outstanding of December 31, 2021 and 2020, respectively	695,914	480,438
Treasury stock, at cost, 115,514 shares in 2021 and nil shares in 2020	(1,094,859)	-
Additional paid-in capital	182,869,159	53,219,626
Accumulated deficit	(19,876,487)	(15,700,489)
Total Shareholders’ Equity	171,643,727	37,999,575
Total Liabilities and Shareholders’ Equity	$179,917,981	$39,893,549

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

 For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in US dollars, except for the number of shares)

	For the Years Ended December 31,
	2021	2020	2019
Revenue from digital asset mining	$96,078,570	$21,065,113	$-

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(30,739,776)	(14,104,628)	-
Depreciation and amortization expenses	(13,113,964)	(3,324,655)	-
General and administrative expenses	(39,154,204)	(2,515,117)	(1,993,325)
Total operating expenses	(83,007,944)	(19,944,400)	(1,993,325)

Income (loss) from Operations	13,070,626	1,120,713	(1,993,325)

Realized gain on exchange of digital assets	7,738,557	805,557	-
Impairment of digital assets	(9,045,007)	-	-
Loss from disposal of property and equipment	(3,746,247)	-	-
Other income (expense)	702,414	(1,924)	-
Total other (expenses) income, net	(4,350,283)	803,633	-

Income (loss) from continuing operations before income taxes	8,720,343	1,924,346	(1,993,325)

Income tax expenses	(3,856,341)	-	-
Net income (loss) from continuing operations	4,864,002	1,924,346	(1,993,325)

Net loss from discontinued operations, net of income taxes	-	(3,834,683)	(7,682,866)

Net income (loss)	4,864,002	(1,910,337)	(9,676,191)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	-	-	(75,120)
Reclassified to net loss from discontinued operations	-	100,185	-
Comprehensive income (loss)	$4,864,002	$(1,810,152)	$(9,751,311)

Weighted average number of ordinary share outstanding
Basic	55,440,527	30,591,122	15,197,815
Diluted	57,529,895	30,591,122	15,197,815
Income (loss) per share
Basic	$0.09	$(0.06)	$(0.62)
Diluted	$0.08	$(0.06)	$(0.62)

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for the number of shares)

								Retained earnings		Accumulated
						Shares	Additional	(accumulated deficit)		Other	Non-	Total
	Preferred Shares		Common Shares		Treasury	Subscription	paid-in	Statutory		comprehensive	controlling	stockholders’
	Shares	Amount	Shares	Par Value	Stocks	Receivables	capital	reserves	Unrestricted	loss	interest	equity
Balance, December 31, 2018	-	-	14,899,185	$148,992	$-	$(45,457)	$15,855,220	$6,189	$(4,319,902)	$(33,947)	$467,156	12,078,251
Issuance of over-allotment ordinary shares	-	-	500,000	5,000	-	-	1,755,000	-	-	-	-	1,760,000
Net loss	-	-	-	-	-	-	-	-	(9,470,250)	-	(205,941)	(9,676,191)
Foreign currency translation	-	-	-	-	-	-	-	-	-	(66,238)	(8,882)	(75,120)
Balance, December 31, 2019	-	-	15,399,185	$153,992	$-	$(45,457)	$17,610,220	$6,189	$(13,790,152)	$(100,185)	$252,333	$4,086,940
Issuance of ordinary shares to pursuant to certain private placements	-	-	28,000,000	280,000	-	-	19,520,000	-	-	-	-	19,800,000
Issuance of ordinary shares to in exchange of bitcoin miners	-	-	4,344,603	43,446	-	-	15,423,341	-	-	-	-	15,466,787
Issuance of ordinary shares to service consultants	-	-	300,000	3,000	-	-	453,000	-	-	-	-	456,000
Disposition of peer-to-peer lending business and the car rental business	-	-	-	-	-	45,457	213,065	(6,189)	-	-	(252,333)	-
Net loss	-	-	-	-	-	-	-	-	(1,910,337)	-	-	(1,910,337)
Reclassified to net loss from discontinued operations, net of tax	-	-	-	-	-	-	-	-	-	100,185	-	100,185
Balance, December 31, 2020	-	-	48,043,788	$480,438	$-	$-	$53,219,626	$-	$(15,700,489)	$-	$-	$37,999,575
Issuance of ordinary shares pursuant to certain private placements	-	-	13,752,810	137,528	-	-	71,200,206	-	-	-	-	71,337,734
Issuance of ordinary shares pursuant to conversion of convertible notes	-	-	279,662	2,797	-	-	1,277,203	-	-	-	-	1,280,000
Issuance of ordinary shares pursuant to direct offerings	-	-	6,197,194	61,972	-	-	34,193,028	-	-	-	-	34,255,000
Share based compensation in connection with issuance of ordinary shares	-	-	180,232	1,802	-	-	1,444,296	-	-	-	-	1,446,098
Issuance of ordinary shares in connection with share-based compensation	-	-	2,253,217	22,532	-	-	20,438,786	-	-	-	-	20,461,318
Exchange of ordinary share into preferred share	1,000,000	9,050,000	(1,000,000)	(10,000)	-	-	-	-	(9,040,000)	-	-	-
Withholding of ordinary shares for payment of employee withholding taxes	-	-	(115,514)	(1,155)	(1,094,859)	-	1,096,014	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	4,864,002	-	-	4,864,002
Balance, December 31, 2021	1,000,000	9,050,000	69,591,389	$695,914	$(1,094,859)	$-	$182,869,159	$-	$(19,876,487)	$-	$-	$171,643,727

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in US dollars)

	For the Years Ended December 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net income (loss)	$4,864,002	$(1,910,337)	$(9,676,191)
Less: Net loss from discontinued operations	-	3,834,683	7,682,866
Net income (loss) from continuing operations	4,864,002	1,924,346	(1,993,325)
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation of property and equipment	13,113,964	3,324,655	-
Loss from disposal of property and equipment	3,746,247	-	-
Impairment of digital assets	9,045,007	-	-
Share based compensation expenses in connection with issuance of restricted shares	20,461,318	-	-
Share based compensation expenses in connection with issuance of common shares	1,446,098	456,000	1,760,000
Loss from acquisition of a subsidiary	-	1,964	-
Deferred tax expenses	404,291	-	-
Changes in operating assets and liabilities:
Digital assets	(104,117,143)	(21,440,377)	-
Other current assets	(257,736)	(1,762,167)	(335,523)
Other noncurrent assets	(5,538,500)	-	-
Accounts payable	21,551,220	14,284,286	-
Income tax payable	559,774	-	-
Long-term income tax payable	2,767,276	-	-
Other payables and accrued liabilities	8,695,500	(207,803)	426,567
Net Cash Used in Operating Activities from Continuing Activities	(23,258,682)	(3,419,096)	(142,281)
Net Cash Used in Operating Activities from Discontinued Activities	-	-	(1,205,201)
Net Cash Used in Operating Activities	(23,258,682)	(3,419,096)	(1,347,482)

Cash Flows from Investing Activities:
Purchases of property and equipment	(6,466,270)	(4,505,491)	-
Deposits for property and equipment	(40,374,950)	-	(110,000)
Proceeds from sales of digital assets	5,906,790	2,447,406	-
Acquisition of cash in connection with acquisition of a subsidiary	-	11,326	-
Net Cash Used in Investing Activities from Continuing Operations	(40,934,430)	(2,046,759)	(110,000)
Net Cash Used in Investing Activities from Discontinued Operations	-	-	(806,167)
Net Cash Used in Investing Activities	(40,934,430)	(2,046,759)	(916,167)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares under direct offering	34,255,000	-	-
Proceeds from issuance of convertible notes, net of issuance costs	1,280,000	-	-
Proceeds from issuance of ordinary share under private placement transactions, net of issuance cost	74,958,366	5,248,000	-
Payment of liquidated damages related to private placement transactions	(3,200,000)	-	-
Proceeds from borrowings from related parties	-	7,000	-
Repayment of borrowings to related parties	(12,000)	-	-
Withholding of common shares to pay employee withholding taxes	(1,094,859)	-	-
Net Cash Provided by Financing Activities	106,186,507	5,255,000	-

Effect of exchange rate changes on cash and cash equivalents	-	-	(40,126)

Net increase (decrease) in cash, cash equivalents and restricted cash	41,993,395	(210,855)	(2,303,775)
Cash, cash equivalents and restricted cash, beginning of year	405,133	630,650	2,934,425
Cash, cash equivalents and restricted cash, end of year	42,398,528	419,795	630,650
Less: cash, cash equivalents and restricted cash from discontinued operations, end of year	-	14,662	14,662
Cash, cash equivalents and restricted cash from continuing operations, end of year	$42,398,528	$405,133	$615,988

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$125,000	$-	$-

Non-cash Transactions of Investing and Financing Activities
Collection of USDC from private placement	$1,179,368	$14,552,000	$-
Proceeds from sales of miners in USDT	$9,441,561	$-	$-
Investment in an investment security in USDC	$(1,000,000)	$-	$-
Purchases of property and equipment in USDT	$(21,103,910)	$-	$-
Purchases of property and equipment in USDC	$(895,893)	$(14,416,498)	$-
Issuance of ordinary shares in exchange of property and equipment	$-	$(15,466,787)	$-
Payment of deposits on equipment in BTC	$(13,226,077)	$-	$-
Collection of USDC from a related party	$-	$329,722	$-
Repayment of USDC to a related party	$(329,722)	$-	$-

Reconciliation of cash, cash equivalents and restricted cash

	December 31,	December 31,	December 31,
	2021	2020	2019
Cash and cash equivalents	$42,398,528	$405,133	$15,988
Restricted cash	-	-	600,000
Cash, cash equivalents and restricted cash	$42,398,528	$405,133	$615,988

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the bitcoin mining business through its wholly owned subsidiaries in the United States and Canada.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Bit Digital USA, Inc. (“BT USA”)	● A United States company ● Incorporated on September 1, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Canada, Inc. (“BT Canada”)	● A Canadian company ● Incorporated on February 23, 2021 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Hong Kong Limited (“BT HK”)	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Strategies Limited (“BT Strategy”)	● A Hong Kong company ● Incorporated on June 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.
Bit Digital Singapore PTE. LTD. (“BT Singapore”)	● A Singapore company ● Incorporated on July 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.
Golden Bull USA, Inc. (“Golden Bull USA”) (Disposed on March 16, 2022)	● A United States company ● Incorporated on June 3, 2019 ● Inactive	100% owned by Bit Digital, Inc.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of digital assets and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

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

Fair value of digital assets is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, deposits, other receivables, accounts payable, due to related parties, accounts payable and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 8).

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

Digital assets

Digital assets (including bitcoin, ETH and USDC) are included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

Investment security

As of December 31, 2021, investment security represents the Company’s investment in one privately held company over which the Company neither has control nor significant influence through investment in ordinary share.

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Miners	3 years

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

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

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

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

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

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary share were exercised or converted into ordinary share or resulted in the issuance of ordinary share that then shared in the earnings of the entity.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). For the years ended December 31, 2020 and 2019, the foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive loss in the consolidated statements of operations and other comprehensive loss. For the year ended December 31, 2021, the Company had no other comprehensive income (loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s historical operations were formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheets.

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

Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted stock units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

In April 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the years ended December 31, 2020 and 2019 were not retroactively adjusted.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Treasury stock

The Company accounts for treasury stocks using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the consolidated balance sheets.

The Company treats shares withheld for tax purposes on behalf of employees in connection with the vesting of restricted share grants as ordinary share repurchases because they reduce the number of shares that would have been issued upon vesting.

Discontinued operations

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

As of December 31, 2020, Golden Bull Limited’s former peer-to-peer lending business and the car rental business in the PRC met all the conditions required in order to be classified as a discontinued operation. Accordingly, the operating results of the peer-to-peer lending business and the car rental business in the PRC are reported as a loss from discontinued operations in the accompanying consolidated financial statements for all periods presented. In addition, the assets and liabilities related to our peer-to-peer lending business and the car rental business in the PRC are reported as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets on December 31, 2019. For additional information, see Note 14, “Disposition of Point Cattle”.

Reclassification

The Company reclassified USDC to digital assets in the 2020 financial statements to conform to the presentation as of December 31, 2021. The reclassification has no impact on the total assets and total liabilities as of December 31, 2021.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this standard on January 1, 2021 and the adoption did not have a material impact on the financial statements and related disclosures.

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. This guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2020-06 on its consolidated financial statements.

In May 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40), (“ASU 2021-04”). This ASU reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. This ASU provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) how an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) how an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) how an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. This ASU will be effective for all entities for fiscal years beginning after December 15, 2021. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted, including adoption in an interim period. The adoption of ASU 2021-04 is not expected to have a material impact on the Company’s financial statements or disclosures.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	December 31, 2021	December 31, 2020

BTC	$35,025,158	$6,237,917
USDC	15,829,464	56,005
ETH	257,524	-
Total	$51,112,146	$6,293,922

Additional information about bitcoin and ETH

For the years ended December 31, 2021 and 2020, the Company generated bitcoins primarily through provision of mining services. The following table presents additional information about bitcoins for the years ended December 31, 2021 and 2020, respectively:

	December 31, 2021	December 31, 2020

Opening balance	$6,237,917	$-
Receipt of bitcoins from mining services	96,078,570	21,065,113
Receipt of bitcoins from investment of WBTC	109,627	-
Sales of bitcoins in exchange of cash	(5,706,790)	(15,534,982)
Payment of BTC as deposits on property and equipment	(13,226,077)	-
Payment of BTC for utility charges in mining facilities	(24,335,680)	-
Payment of BTC for other expenses	(735,863)	-
Exchange of BTC into USDT and USDC	(22,247,212)	-
Collection of bitcoins from a third party (Note 4)	97,771	(97,771)
Realized gain on sale of digital assets	7,738,557	805,557
Impairment of bitcoins	(8,985,662)	-
Ending balance	$35,025,158	$6,237,917

For the years ended December 31, 2021, the Company purchased 101 ETH at an aggregate cost of $289,668, of which 96 ETH were staked with an unaffiliated third party in June 2021. The Company won't be able to withdraw the stake until later next year. For the year ended December 31, 2021, the Company received 5.9 ETH from such stake, and the Company recognized the gain of 5.9 ETH as investment income in the account of “other income”.

For the year ended December 31, 2021, the Company recognized impairment of $8,985,662 against bitcoins and $59,345 against ETH, respectively.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. DIGITAL ASSETS (CONTINUED)

Additional information about USDT and USDC

The following table presents additional information about USDT for the years ended December 31, 2021 and 2020, respectively:

	For the Years Ended December 31,
	2021	2020

Opening balance	$-	$-
Addition from exchange of BTC	20,251,577	-
Refund of deposit on property and equipment	10,810,130	-
Collection from sales of miners	9,441,561	-
Purchases of miners	(21,103,910)	-
Exchange of USDT into USDC	(16,026,788)
Payment of services	(2,300,376)	-
Payment of deposits to service providers	(782,526)	-
Purchases of ETH	(289,668)	-
Ending balance	$-	$-

The following table presents additional information about USDC for the years ended December 31, 2021 and 2020, respectively:

	For the Years Ended December 31,
	2021	2020

Opening balance	$56,005	$-
Exchange of USDT into USDC	16,005,622	-
Addition from exchange of BTC	1,995,635	-
Collection from private placement	1,179,368	-
Refund of deposit on property and equipment	234,371	-
Exchange of cash into USDC	200,000	-
Collection from borrowings from a related party	-	329,722
Payment of services	(1,615,922)	(273,717)
Investment in an investment security	(1,000,000)	-
Purchases of miners	(895,893)	-
Repayment of borrowings from a related party (Note 12)	(329,722)	-
Ending balance	$15,829,464	$56,005

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	December 31, 2021	December 31, 2020

Deposits (a)	$2,981,684	$1,909,800
Due from third parties (b)	-	97,771
Office rental deposit	41,793	-
Others	27,139	12,803
Total	$3,050,616	$2,020,374

(a)	As of December 31, 2021 and 2020, the balance of deposits represented the deposits made to two service providers respectively, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due within 12 months from the effective date of the agreement.

(b)

As of December 31, 2020, the balance of due from third parties represented lending of 5.19 bitcoins. During the year ended December 31, 2021, the Company lent an additional 141.99 bitcoins to two third parties. The bitcoins were repayable on demand. As of December 31, 2021, the third parties repaid all bitcoins.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	December 31, 2021	December 31, 2020

Miners for Bitcoin	$33,268,859	$33,173,812
Miners for ETH	5,829,019	-
Less: accumulated depreciation	(6,608,720)	(3,324,655)
Property and equipment, net	$32,489,158	$29,849,157

In anticipation of purchase opportunities for newer, more efficient machines, the Company sold 15,808 miners to three third party customers for a total consideration of $9,441,561 during the year ended December 31, 2021. On the date of the transaction, the original cost and accumulated depreciation of these 15,808 miners was $11,044,804 and $2,213,763, respectively. The Company recognized a gain on sales of $610,520 which was recorded as a reduction against “loss from disposal of property and equipment”. As of the date of this report, the Company has collected the consideration in the form of USDT.

In addition, during the year ended December 31, 2021, the Company disposed of 1,779 miners. On the date of disposal, the original cost and accumulated depreciation of these 1,779 miners was $5,307,790 and $951,024, respectively. The Company incurred a loss of $4,356,767, which was recorded in the account of “loss from disposal of property and equipment”.

In December 2021, the Company purchased 731 miners to mine ETH. As of December 31, 2021, these miners have not been placed in service. The estimated useful life for the ETH miners is 3 years.

For the years ended December 31, 2021 and 2020, depreciation expenses were $13,113,964 and $3,342,655, respectively.

6. INVESTMENT SECURITY

As of December 31, 2021, the balance of investment security represents the Company’s investment of $1,000,000 in one privately held company over which the Company neither has control nor significant influence through investment in ordinary shares. The investment was made in March 2021, and the cost of investment approximated the fair value. During the year ended December 31, 2021, the Company did not record upward adjustments or downward adjustments on the investment.

The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of December 31, 2021, the Company did not recognize impairment against the investment security.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. SHARE-BASED COMPENSATION

Restricted Stock Units (“RSUs”)

Share-based compensation such as RSUs, incentive and non-statutory stock options, restricted shares, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”) and 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”). An aggregate of 2,415,293 RSUs were granted under the 2021 Plan and no ordinary shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2021 Second Plan with 11,000 shares granted as of December 31, 2021.

Pursuant to a Consulting Services Agreement dated February 1, 2021, with Wellington Park, Inc., the Company granted 15,000 RSUs to each of its CEO, Bryan Bullett and the CSO, Sam Tabar, then consultants. All of these RSUs are subject to a 24-month service vesting schedule, and vest 1/24 for each month.

Pursuant to a Consulting Services Agreement dated March 31, 2021, the Company granted 120,765 RSUs to Bryan Bullett, the Chief Executive Officer and Sam Tabar, the Chief Strategy Officer, respectively, as part of the compensation for their services. All of these RSUs are subject to a 24-month service vesting schedule, and vest 1/24 for each month.

On July 29, 2021, the Company granted 1,954,400 RSUs to senior management and consultants for past services, 1,920,000 of which were immediately vested, and the remainder of which are vested per their vesting schedules.

On October 13, 2021, the Company granted 18,400 RSUs to two consultants, and the RSUs were subject to 6-month and 2-month vesting schedules, respectively.

On October 29, 2021, the Company granted 10,000 and 140,963 RSUs to an independent director and an employee for their past services. All of these RSUs were vested immediately.

On October 30, 2021, the Company granted 20,000 RSUs to an independent director in connection with the Director Agreement executed on October 18, 2021. These RSUs were vested immediately.

On December 30, 2021, the Company granted 11,000 RSUs to two employees as annual bonus. These RSUs will be vested on January 3, 2022.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the years ended December 31, 2021 is as follows:

	Number of RSUs	Weighted average grant date fair value

Awarded and unvested as of January 1, 2021	-	$-
Granted	2,426,293	$9.18
Vested	(2,247,617)	$8.82
Awarded and unvested as of December 31, 2021	178,676	$13.76
Expected to vest as of December 31, 2022	167,365	$13.68

As of December 31, 2021, there were $1,818,721of unrecognized compensation costs related to all outstanding RSUs. These amounts are expected to be recognized over a weighted average period of 1.04 years.

During the years ended December 31, 2021, the Company recognized share-based compensation expense of $20,461,318 in connection with the above RSU awards.

Other share-based compensation

In May 2021 and July 2021, the Company issued an 80,232 and 100,000 ordinary shares as payment to two service providers for marketing and promotion services and financial consulting services, respectively. The Company recognized share-based compensation expenses aggregating $1,446,098, at per share price by reference to the closing price on issuance dates.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL

Ordinary shares

As of December 31, 2020, there were 48,043,788 ordinary shares issued and outstanding.

On January 5, 2021, the Company completed the sale of 262,082 ordinary shares at $4.50 per share for gross proceeds of $1,179,368 to eleven (11) non-US Persons. The exemption from registration was claimed under Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) based on the representations and warranties contained in securities purchase agreements signed by all investors. The proceeds from the private placements were in the form of USDC.

On February 5 and March 12, 2021, the Company completed the sale of subordinated convertible notes in the principal amounts of $1,100,000 and $550,000, respectively, to Ionic Ventures LLC (“Ionic”), an accredited institutional investor pursuant to a Securities Purchase Agreement. On May 5, 2021, the convertible notes were automatically converted into 289,662 ordinary shares at $5.70 per share.

On May 5, 2021, the Company’s Form F-1 Registration Statement covering the resale of 6,412,500 ordinary shares was declared effective by the Securities and Exchange Commission (the “SEC”). The 6,412,500 ordinary shares consisted of 412,500 shares issuable to Ionic Ventures LLC (“Ionic”) upon the conversion of $1,650,000 principal amount of senior convertible notes, and 6,000,000 shares issuable to Ionic pursuant to a Purchase Agreement dated as of January 11, 2021. On the same date, the Company issued 279,662 ordinary shares at $5.70 per share to the holders of Convertible Notes to settle all outstanding Notes plus accrued interest.

During May 20, 2021 through August 3, 2021, the Company issued an aggregate of 6,000,000 ordinary shares to Ionic for gross proceeds of $36 million. The Company received net proceeds of $34,255,000 after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsels in connection with the transactions. In connection with the financing activity with Ionic, the Company issued 15,000 ordinary shares as Filing Default Shares and 10,000 Effectiveness Default Shares. On August 19, 2021, the Company cancelled 27,806 ordinary shares redeemed from Ionic.

On May 6, 2021 and July 19, 20221, the Company issued 80,232 and 100,000 ordinary shares, respectively as compensation fees to certain service providers for marketing and promotion services and financial consulting services.

On July 30, 2021, the Company entered into an amended and restated Purchase Agreement with Ionic covering up to 20,000,000 ordinary shares issuable to Ionic. The Form F-3 Registration Statement filed on July 30, 2021 was declared effective by the SEC on February 7, 2022.

On August 10, the Company issued 200,000 ordinary shares to Ionic as a one-time waiver of the prohibition on Variable Rate Transactions contained in Section 5(m) of the Share Purchase Agreement with Ionic, resulting from the Company entering into an at the market offering agreement with H.C. Wainwright on July 15, 2021 and disclosing the same in the prospectus supplement portion of the Company’s registration statement (File No.: 333-257934) on Form F-3 on July 15, 2021.

On September 7, 2021, the Company cancelled 1,000,000 ordinary shares and issued 1,000,000 preferred shares to Geney Development Limited. See “Preferred Shares” below.

On September 29, 2021, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers signatory thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $80,000,017 of securities, consisting of 13,490,728 ordinary shares of the Company, par value $.01 per share and warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share (“Warrant”), at a combined purchase price of $5.93 per share and accompanying warrant (collectively, the “Securities”). Each Warrant is exercisable immediately and will expire three and one-half years after the effective date of a resale registration statement (the “Registration Statement”) to be filed. On October 4, 2021, the Company closed the Private Placement. Pursuant to the Registration Rights Agreement, the Company is subject to liquidated damages if the Registration Statement registering shares for resale is not declared effective by the SEC per the mutually agreed timeline. The monthly payment is calculated at 2% of gross proceeds, or $1,600,000. Pursuant to ASC 450-20, a liability for the contingent obligation under the registration rights agreement was recognized at inception since it is probable that a payment under the registration rights agreement would be required and the amount of payment can be reasonably estimated. On closing of the private placements, the Company accrued payables of three months of liquidated damages of $4,800,000. As of December 31, 2021, the Company paid liquidated damages of $3,200,000. On January 25, 2022, the Registration Statement was declared effective.

During the year ended December 31, 2021, the Company issued an aggregation of 2,253,217 ordinary shares to senior management, directors and consultants and withheld 115,514 ordinary shares from senior management for payment of employee withholding taxes.

During the year ended December 31, 2021, the Company issued an aggregation of 180,232 ordinary shares as compensation fees to certain service providers for marketing and promotion services and financial consulting services (Note 7).

As of December 31, 2021, there were 69,591,389 ordinary shares issued and outstanding.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL (CONTINUED)

Preferred shares

On May 26, 2021, the Company entered into a Share Exchange Agreement (the “Agreement”) with Geney Development Limited (“GDL”), a corporation formed under the laws of the British Virgin Islands. Geney is beneficially owned by Zhaohui Deng, the Company’s Chairman of the Board (70%) and Erke Huang, the Company’s Chief Financial Officer and a Director (30%), collectively referred to as the “Shareholders.” Under the Agreement, the Shareholders exchanged 1,000,000 ordinary shares, $.01 par value which GDL owned for 1,000,000 preference shares. The preference shares were authorized at the Company’s April 20, 2021, Annual General Meeting of Shareholders (“AGM”), pursuant to approval of an amendment to the Company’s authorized share capital and an amended and restated Memorandum and Articles of Association. At the AGM, the Company’s Shareholders approved the repurchase of the 1,000,000 ordinary shares held by GDL in consideration of the issuance of 1,000,000 preference shares. Subsequently, the Company entered into a Share Exchange Agreement pursuant to which the Company issued 1,000,000 preference shares in exchange for 1,000,000 ordinary shares.

The preference shares are entitled to the following preference features: 1) an annual dividend of 8% when declared by the Board of Directors; 2) a liquidation preference of $10.00 per share; 3) convert on a one for one basis for ordinary shares, subject to a 4.99% conversion limitation; 4) rank senior to ordinary shares in insolvency; and 5) solely for voting purposes vote 50 ordinary shares, for each preference share. The purpose of creating and issuing the preference shares is to enable Messrs. Deng and Huang to implement and carry out the Company’s business plan without obstruction.

As of December 31, 2021, there were 1,000,000 preferred shares issued and outstanding.

Treasury stock

The Company treats shares withheld for tax purposes on behalf of employees in connection with the vesting of restricted share grants as ordinary share repurchases because they reduce the number of shares that would have been issued upon vesting. During 2021, the Company withheld 115,514 shares of its ordinary share that were surrendered to the Company for withholding taxes related to restricted stock vesting for $1,094,859 based on fair value of the withheld shares on the vesting date.

Warrants

On April 1, 2021, the Company entered into an engagement letter with H.C. Wainwright. The Company agreed to issue and sell, in a private placement, an aggregate of $80,000,017 of securities, consisting of 13,490,728 ordinary shares of the Company, par value $.01 per share and warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share, at a combined purchase price of $5.93 per share and accompanying warrant. Each Warrant will be exercisable immediately and will expire three and one-half years following the effective date of the resale registration statement registering the ordinary shares and warrant shares. On October 4, 2021, the Company closed the private placement with institutional investors.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL (CONTINUED)

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

On October 4, 2021, the fair value of the warrants of $33.3 million were estimated using the Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

As of October 4, 2021

Volatility	192.85%
Stock price	7.59
Expected life of the warrants to convert	3.81
Risk free rate	0.97%
Dividend yield	0.0%

As of December 31, 2021, the Company had 10,118,046 private placement warrants outstanding.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries in Hong Kong are taxed at a reduced rate of 8.25% for assessable profits not exceeding 2 million HKD and remaining assessable profits will be taxed at the standard tax rate of 16.5% under Hong Kong profits tax.

By virtue of the territorial source system adopted in Hong Kong, Bit Digital Hong Kong Limited is in the process of applying for the Offshore Non-taxable Claim on its bitcoin mining income earned in FY2021 and FY2020 under Hong Kong profits tax with the Hong Kong Inland Revenue Department (“HKIRD”) on the ground that the said income is not arising in or derived from Hong Kong. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim, the Hong Kong subsidiary recorded an unrecognized tax benefit of $2,767,276 as long-term income tax payable in FY2021 for its FY2021 and FY2020 taxable profits and the related share-based compensation tax deductions.

According to ASC Topic 740, Income Taxes, (“ASC 740”), the uncertainty in income taxes shall be recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Based on the Company’s evaluation, it has been concluded that an unrecognized tax benefit of $2,767,276 is required. Accordingly, an associated long-term income tax payable is also recorded on the Company’s consolidated balance sheets. The Company believes that its income tax positions are more-likely-than-not to be sustained upon audit.

United States of America

For the US jurisdiction, the Company is subject to federal and state income taxes on its business operations. As of December 31, 2021, the annual effective tax rate for Bit Digital USA Inc. is 37.01%. The effective tax rate is different from the federal tax rate of 21% is primarily driven by the state tax expense, net of federal benefit, of 8.53% and several permanent book-tax adjustments, including excessive tax benefits from Stock-based Compensation of (8.5%), Section 162(m) limitation of 5.3% and non-deductible impairment of 10.5%. For Golden Bull USA Inc, the entity is only subjected to state minimum taxes of $50 in 2021.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Build Back Better Act (“BBB Act”). No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

In fiscal year 2021, the Company is subject to US federal income tax, state income tax and franchise tax, primarily from Nebraska and Texas. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continues to expand its business in the United States. The Company has not been under tax examination in any jurisdiction for fiscal year 2021 and 2020, respectively.

For the years ended December 31, 2021 and 2020, the Company incurred US federal and state income tax expenses as below:

	For the Years Ended December 31,
	2021	2020	2019
Federal
Current	$-	$-	$-
Deferred	738,851	-	-
	738,851	-	-
State
Current	684,774	-	-
Deferred	(276,479)	-	-
	408,295	-	-

Total	$1,147,146	$-	$-

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (CONTINUED)

Canada

The effective tax rate for Canada entities is 17.8% for the years ended December 31, 2021. The Company is subject to both federal and provincial income taxes for its business operation in Canada as of December 31, 2021.

For the years ended December 31, 2021 and 2020, the Company incurred Canada federal and state income tax benefits as below:

	For the Years Ended December 31,
	2021	2020	2019
Federal
Current	$-	$-	$-
Deferred	(37,879)	-	-
	(37,879)	-	-
State
Current	-	-	-
Deferred	(20,202)	-	-
	(20,202)	-	-

Total	$(58,081)	$-	$-

Effective tax rate

Below is a reconciliation of the statutory tax rate of US federal tax rate 21% to the effective tax rate for the consolidated group:

	For the Years Ended December 31,
	2021	2020	2019
US Federal income tax rate	21.0%	21.0%	21.0%
Effect of foreign operations taxed at various rates	6.0%	0%	0%
State income taxes, net of federal benefit	3.0%	0%	0%
Reserves on Hong Kong share-based compensation tax benefits	11.5%	0%	0%
Excessive share-based Compensation tax benefits	(3.0)%	0%	0%
Non-deductible executives compensation	1.9%	0%	0%
Non-deductible impairment on digital assets	3.7%	0%	0%
Others	0.1%	0%	0%
Effect of change in valuation allowance	0%	(21)%	(21)%
Total	44.2%	-	-

Deferred tax assets (liabilities)

The consolidated Deferred tax assets (liabilities) as of December 31, 2021 and 2020 consist of the following:

	December 31,	December 31,
	2021	2020
Deferred tax assets:
Net operating losses carryforwards	$4,775,905	$241,083
Share-based compensation	609,933

Deferred tax liabilities:
Depreciation	(5,696,982)	-
Net deferred tax assets/(liabilities):	(311,144)	241,083
Less: valuation allowance	(93,147)	(241,083)
Net deferred tax assets/(liabilities) after Valuation Allowance	$(404,291)	$-

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (CONTINUED)

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of December 31, 2021 and 2020, the Company accrued valuation allowance of $93,147 and $241,803 against deferred tax assets arising from net operation losses carryforwards.

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the years ended December 31, 2021 and 2020, respectively, as those amounts are deemed to be immaterial and subject to the outcome of the HK offshore non-taxable exemption petition. During fiscal year 2021, the Company recorded an unrecognized tax benefit of $2.77 million related to its HK operations and the Company will continue to review its tax positions and provide for unrecognized tax benefits as they arise.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. EARNINGS (LOSS) PER SHARE

	For the Years Ended December 31,
	2021	2020	2019
Net income (loss)	$4,864,002	$(1,910,337)	$(9,676,191)
Weighted average number of ordinary share outstanding
Basic	55,440,527	30,591,122	15,197,815
Diluted	57,529,895	30,591,122	15,197,815
Income (loss) per share
Basic	$0.09	$(0.06)	$(0.62)
Diluted	$0.08	$(0.06)	$(0.62)

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary share were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

For the year ended December 31, 2021, the dilutive effect of warrants and preferred shares were included in the calculation of diluted earnings per share, but the unvested RSUs were excluded as being anti-dilutive.

11. RELATED PARTIES

On May 26, 2021, the Company entered into a Share Exchange Agreement (the “SEA”) with Geney Development Limited (“Geney”), a corporation formed under the laws of the British Virgin Islands. Geney is owned seventy (70%) percent by Zhaohui Deng, Chairman of the Board of the Company, and thirty (30%) percent owned by Erke Huang, the Company’s Chief Financial Officer and a director of the Company. Under the SEA, Geney exchanged 1,000,000 ordinary shares for 1,000,000 Preference Shares. Each Preference Share provides for: (i) an eight (8%) percent annual dividend when and if declared by the Board; (ii) a liquidation preference of $10 per share (an aggregate of $10 million) senior to ordinary shares; (iii) converts on a one-for-one basis, subject to a 4.99% blocker; and (iv) fifty (50) votes per Preference Share in order for management to carry out its intended business plan.

As of December 31, 2020, the balance of due to related parties was $336,722, comprised of a balance of $329,722 due to Mr. Erke Huang, the Company’s interim Chief Executive Officer and Chief Financial Officer, and a balance of $7,000 due to one shareholder. During the Company’s normal business operations in the years ended December 31, 2021, the Company fully repaid the borrowings of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer in the form of USDC, and repaid the balance of $7,000 to the shareholder.

As of December 31, 2021, the Company had no outstanding balance due to related parties.

12. CONTINGENCIES

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed, substantially identical on January 26, 2021, titled, Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv- 00721). Several other related cases have since been filed seeking lead plaintiff status. The class action is on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead counsel. We have filed a motion to dismiss the lawsuits and will continue to vigorously defend the action.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. DISPOSITION OF POINT CATTLE

On September 8, 2020, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a British Virgin Islands company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (“Point Cattle”, or the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration. Point Cattle Holdings Limited was a former wholly owned subsidiary of the Company in the British Virgin Islands, and through its subsidiaries and variable interest entities (“VIEs”), Golden Bull Limited previously operated its peer-to-peer lending business and the car rental business in PRC.

On September 8, 2020, the parties completed all of the share transfer registration procedures as required by the laws of British Virgin Islands and all other closing conditions had been satisfied. As a result, the disposition contemplated by the Disposition SPA was completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Point Cattle and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Point Cattle. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the peer-to-peer business or the employees of Point Cattle and its subsidiaries and VIEs, nor to the Purchaser.

On the same date, management was authorized to approve and commit to a plan to sell Point Cattle, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations in accordance with ASC 205-20-45. Considering the suspension of the former peer-to-peer lending business and the car rental business in the PRC, the net assets relevant to the sale of Point Cattle was fully impaired by the Company in March 2020.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including that management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As the transaction was closed on September 8, 2020, the Company had no assets and liabilities held for sale in the in the consolidated balance sheet as of December 31, 2021 or December 31, 2020.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. DISPOSITION OF POINT CATTLE (CONTINUED)

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2021, 2020 and 2019:

	For the Years Ended December 31,
	2021	2020	2019
Discontinued Operations
Turnover	$-	$-	$4,572,153
Operating expenses	-	-	(12,129,167)
Other income, net	-	-	680,951
Income tax expenses	-	-	(806,803)
Impairment of net assets	-	(3,734,498)	-
Net gain from discontinued operations	-	(100,185)	-
Net loss from discontinued operations	$-	$(3,834,683)	$(7,682,866)

14. SUBSEQUENT  EVENTS

On June 3, 2019, Golden Bull USA, Inc. was incorporated in the State of New York as a wholly-owned subsidiary of the Company. This entity was formed to develop a car rental business in the United States, which never commenced and was terminated. On March 16, 2022, the Company entered into a Share Purchase Agreement with Star Choice Investments Limited (“Star Choice”), an unrelated Hong Kong entity. Pursuant to the agreement, Star Choice agreed to purchase one hundred (100%) percent of the outstanding shares of Golden Bull USA, Inc. for $10.00 and other good and valuable consideration. The sale was completed on March 16, 2022.

On March 27, 2022, the Company entered into Asset Purchase Agreements with each of four (4) unaffiliated sellers (the “Sellers”) of bitcoin mining computers. The four (4) Sellers sold to the Company: 184 S19 JPRO miners; 197 S19 miners; 197 S19 miners; and 128 S19/S19 Pro miners, respectively. The Company issued an aggregate of 1,487,473 ordinary shares valued at $3.79 per share to the Sellers. Each of the Sellers is a resident of the PRC or Singapore. The offering by the Company was exempt from registration pursuant to the exemption provided by Regulation S under the Securities Act of 1933.

ITEM 18. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation, as amended (11)
1.2	Amended and Restated Memorandum of Association (10)
1.3	Amended and Restated Articles of Association (10)
1.4	Director’s Certificate dated April 20, 2021 Creating Preference Shares (14)
4.1	Share Purchase Agreement dated September 8, 2020 by and between the Registrant and Sharp Whale Limited (1)
4.2	Form of Securities Purchase Agreement dated as of May 2020 for July 6, 2020 financing (3)
4.3	Form of Asset Purchase Agreement dated November 2020 by and between the Registrant and the Buyers who are signatories (4)
4.4	Form of Registration Rights Agreement dated January 11, 2021 by and between the Company and Ionic Ventures, LLC (6)
4.5	2021 Omnibus Equity Incentive Plan with Form of Restricted Stock Award (7)
4.6	Amended and Restated Purchase Agreement dated as of July 30, 2021 by and between the Company and Ionic Ventures, LLC (11)
4.7	Share Exchange Agreement by and between the Company and Geney Development (12)
4.8	2021 Second Omnibus Equity Incentive Plan with form of Restricted Stock Award (13)
4.9	Form of Warrant under Securities Purchase Agreement dated as of September 29, 2021 (16)
4.10	Form of Registration Rights Agreement dated September 29, 2021 (16)
4.11	Form of Securities Purchase Agreement dated September 29, 2021 (16)
4.12	Employment Agreement dated as of October 28, 2019 by and between the Registrant and Erke Huang (2)
4.13	Director Agreement dated as of October 30, 2019 by and between the Registrant and Erke Huang (2)
4.14	Independent Director Agreement dated as of April 20, 2020 by and between the Registrant and Yan Xiong (9)
4.15	Independent Director Agreement dated as of September 7, 2020 by and between the Registrant and Ichi Shih (1)
4.16	Independent Director Agreement dated as of September 7, 2020 by and between the Registrant and Zhaohui (misstated as Chao Hui) Deng (1)
4.17	Mining Service Agreement made as of August 25, 2021 by and between Bit Digital USA, Inc. and Blockfusion USA, Inc. (17)
4.18	Non-Fixed Price Sales and Purchase Agreement between Bitmain Technologies Limited and Bit Digital USA, Inc. (18)
4.19	Form of Asset Purchase Agreement dated March 28, 2022, for the purchase of bitcoin miners*
4.20	Director Agreement dated as of October 18, 2021 with Percival Services, LLC for the services of Brock Pierce*
8.1	List of subsidiaries of the Registrant*
11.1	Code of Business Conduct and Ethics (19)
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
101.	INSXBRL Instance Document *
101.	SCHXBRL Taxonomy Extension Schema Document *
101.	CALXBRL Taxonomy Extension Calculation Linkbase Document *
101.	DEFXBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed with this report.

(1)	Incorporated by reference to the Registrant’s Form 6-K for September 2020 filed on September 14, 2020.
(2)	Incorporated by reference to the Registrant’s Form 6-K for September 2020 filed on October 31, 2019.
(3)	Incorporated by reference to the Registrant’s Form 6-K for May 2020 filed on May 28, 2020.
(3)	Incorporated by reference to the Registrant’s Form 6-K for November 2020 filed on November 10, 2020.
(5)	Incorporated by reference to the Registrant’s Form 6-K filed for December 2020 on December 31,2020.
(6)	Incorporated by reference to the Registrant’s Form 6-K for January 2021 filed on January 12, 2021.
(7)	Incorporated by reference to the Registrant’s Form 6-K for May 2021 filed on May 18, 2021.
(8)	Incorporated by reference to the Registrant’s Form 20-F for the year ended December 31, 2019 filed on July 29, 2020.
(9)	Incorporated by reference to the Registrant’s Form 6-K for April 2020 filed on April 24, 2020.
(10)	Incorporated by reference to the Registrant’s Form F-1 Registration Statement filed on March 10, 2021.
(11)	Incorporated by reference to the Registrant’s Form F-3 Registration Statement filed on August 30, 2021.
(12)	Incorporated by reference to the Registrant’s Form 6-K for May 2021 filed on May 27, 2021.
(13)	Incorporated by reference to the Registrant’s Form 6-K for August 2021 filed on August 16, 2021.
(14)	Incorporated by reference to the Registrant’s Form 6-K for May 2021 filed on May 18, 2021.
(15)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed on June 11, 2021.
(16)	Incorporated by reference to the Registrant’s Form 6-K for September 2021 filed on September 30, 2021.
(17)	Incorporated by reference to the Registrant’s Form 6-K for August 2021 filed on August 31, 2021.
(18)	Incorporated by reference to the Registrant’s Form 6-K for October 2021 filed on October 18, 2021.
(19)	Incorporated by reference to the Registrant’s Form 20-F for the year ended December 31, 2017 filed on April 30,2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT DIGITAL, INC.

/s/ Bryan Bullett
	Name:	Bryan Bullett
New York, New York	Title:	Chief Executive Officer

Date: April 15, 2022