Form 20-F/A
period 2021-12-31
Bit Digital, Inc
filed 2022-05-16
CIK 1710350

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

Auditor Name: Auidt Alliance LLP         Auditor Location: Singapore            Auditor Firm ID: 3487

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F for the year ended December 31, 2021, is being filed in response to a comment received from the Nasdaq Stock Market. Section 16G, Corporate Governance, is amended to read as follows:

As set forth in Item 7B Related Party Transactions:

On May 6, 2021, the Company entered into a Share Exchange Agreement (the “SEA”) with Geney Development Limited (“Geney”), a corporation formed under the laws of the British Virgin Islands. Geney is owned seventy (70%) percent by Zhaohui Deng, Chairman of the Board of the Company, and thirty (30%) percent owned by Erke Huang, the Company’s Chief Financial Officer and a director of the Company. Under the SEA, Geney exchanged 1,000,000 ordinary shares for 1,000,000 Preference Shares. Each Preference Share provides for: (i) an eight (8%) percent annual dividend when declared by the Board; (ii) a liquidation preference of $10 per share (an aggregate of $10 million) senior to ordinary shares; (iii) converts on a one-for-one basis, subject to 4.99% blocker; and (iv) fifty (50) votes per Preference Share in order for management to carry out its intended business plan.

While Shareholders approval was approved at the Company’s Annual General Meeting held on April 20, 2021, the issuance of Preference Shares was contrary to Nasdaq’s Voting Rights Rule 5640: “Voting rights of existing Shareholders of publicly traded common stock registered under Section 12 of the Act cannot be disparately reduced or restricted through any corporate action or issuance.” The Company followed home country corporate governance and relied on the Foreign Private Issuer exemption under Rule 5615(a)(3).

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

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing the Amendment to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT DIGITAL, INC.

/s/ Bryan Bullett
	Name:	Bryan Bullett
New York, New York	Title:	Chief Executive Officer

Date: May 16, 2022

2

SIGNATURE OF AUTHORIZED REPRESENTATION IN THE UNITED STATES

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Amendment to Annual Report on Form 20-F, solely in the capacity of the duly authorized representative of Bit Digital, Inc. in the United States, on May 16, 2022.

BIT DIGITAL, INC.

/s/ Bryan Bullett
Name:	Bryan Bullett, CEO
Title:	Authorized Signatory

3