Form 20-F
period 2022-12-31
Bit Digital, Inc
filed 2023-04-28
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Sam Tabar

Chief Executive Officer

Tel: (212) 463-5121; sam@bit-digital.com

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of April 21, 2023 was: 82,535,471 ordinary shares, par value $0.01 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant’s second quarter of most recently completed fiscal year, the aggregate market value of the 82,306,279 ordinary shares held by non-affiliates of the registrant was approximately $107,821,225 based on the closing price of $1.31 as reported on the Nasdaq Capital Market for the registrant’s 82,426,279 ordinary shares.

BIT DIGITAL, INC.

FORM 20-F ANNUAL REPORT

-i-

PART I

CERTAIN INFORMATION

In this Annual Report on Form 20-F, all references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this report refer to Bit Digital, Inc., a Cayman Islands exempted company (“Bit Digital”), including its consolidated subsidiaries, unless the context otherwise indicates. We currently conduct our business through Bit Digital U.S.A. Inc., a Delaware corporation and our operating entity in the United States; and Bit Digital Canada, Inc., our operating entity in Canada; Bit Digital Singapore Pte Ltd., a Singapore company; Bit Digital Hong Kong Limited and Bit Digital Strategies Limited, Hong Kong companies.

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

The following summary consolidated financial statements for the years ended 2022, 2021, and 2020 are derived from our audited consolidated financial statements included elsewhere in this report. The Company commenced its mining operations in February 2020 and disposed of our former peer-to-peer lending business (which ceased operation in October 2019) and the former car rental business in PRC on September 8, 2020. In accordance with ASC 205-20-45, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net income (loss) of continuing operations. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “ITEM 5. Operating and Financial Review and Prospects” included elsewhere in this report.

Summary Consolidated Statements of Operations

	For the Years Ended December 31,
	2022	2021 (Restated)	2020 (Restated)
Revenue from digital asset mining	$32,296,593	$96,078,570	$21,065,113

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(20,374,633)	(30,739,776)	(14,104,628)
Depreciation and amortization expenses	(27,829,730)	(13,113,964)	(3,324,655)
General and administrative expenses	(23,114,629)	(39,154,204)	(2,515,117)
Realized gain on exchange of digital assets	6,548,841	20,813,167	1,434,544
Impairment of digital assets	(24,654,267)	(27,993,571)	(997,954)
Impairment of fixed assets	(50,038,650)	-	-
Total operating expenses	(139,463,068)	(90,188,348)	(19,507,810)

(Loss) income from Operations	(107,166,475)	5,890,222	1,557,303

Gain (Loss) from disposal of property and equipment	1,353,299	(3,746,247)
Gain from sale of investment security	1,039,999	-	-
Other income (expenses)	(1,116,276)	702,414	(1,924)
Total other income (expenses), net	1,277,022	(3,043,833)	(1,924)

(Loss) income from continuing operations before income taxes	(105,889,453)	2,846,389	1,555,379

Income tax expenses	592,850	(3,856,341)	-
Net (loss) income from continuing operations	(105,296,603)	(1,009,952)	1,555,379

Net loss from discontinued operations	-	-	(3,834,683)
Net loss	$(105,296,603)	$(1,009,952)	$(2,279,304)

Other comprehensive loss
Foreign currency translation adjustment	-	-	-
Reclassified to net loss from discontinued operations, net of tax	-	-	100,185
Comprehensive loss	$(105,296,603)	$(1,009,952)	$(2,179,119)

Weighted average number of ordinary share outstanding
Basic	78,614,174	55,440,527	30,591,122
Diluted	78,614,174	55,440,527	30,591,122
Loss per share
Basic	$(1.34)	$(0.02)	$(0.07)
Diluted	$(1.34)	$(0.02)	$(0.07)

Summary Consolidated Balance Sheet Data:

The following table presents our summary consolidated balance sheet data as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021 (Restated)
Cash and cash equivalents	$32,691,060	$42,398,528
Restricted Cash	$1,320,000	$-
USDC	$626,441	$15,829,464
Digital assets	$27,587,328	$29,039,761
Income tax receivable	$736,445	$-
Other current assets	$1,433,999	$3,050,616
Total Current Assets	$64,395,273	$90,318,369
Investment Securities	$1,787,922	$1,000,000
Deposits for property and equipment	$2,594,881	$43,094,881
Property and equipment, net	$22,609,391	$32,489,158
Deferred tax assets	$-	$58,081
Other non-current assets	$9,033,200	$6,714,571
Total non-current assets	$36,025,394	$83,356,691
Total Assets	$100,420,667	$173,675,060
Total Liabilities	$10,487,358	$8,274,254
Total Bit Digital, Inc.’s Shareholders’ Equity	$89,933,309	$165,400,806
Total Liabilities and Equity	$100,420,667	$173,675,060

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for The Offer and Use of Proceeds

Not Applicable.

3.D Risk Factors

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our Ordinary Shares. The Company may be subject to various legal and operational risks as a result of its previously being a China-based Issuer with substantial amounts of the Company’s operations previously in China and Hong Kong. The legal and regulatory environment in China is in many respects different from the United States. These risks and others could result in a material change in the value of our securities and/or significantly limit or completely limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Previously Operating in China

We may be subject to fines and penalties for operating in China without registration.

Prior to the commencement of the Company’s bitcoin mining business, and before the involvement of any of the Company’s current directors, officers or employees, Golden Bull Limited formerly operated a peer-to-peer lending business in the PRC, as discussed below. Additionally, from February 2020 to June 2021, the Company operated its bitcoin mining business in the PRC, but completed the migration of all of its bitcoin mining operations out of China by September 30, 2021.

Pursuant to laws and regulations of the PRC, there are two ways for foreign legal persons/entities to be considered to be engaging in operation activities within the territory of China. One way is to establish a foreign-invested enterprise, that is incorporated, according to the Foreign Investment Law of PRC, within the territory of China and that is wholly or partly invested by a foreign investor. The organization form, institutional framework and standard of conduct of a foreign-invested enterprise are subject to the provisions of the Company Law of the PRC and the Partnership Enterprise Law of the PRC and other law related regulations. Another way to be deemed to be operating within China is to complete the approval and registration procedures with the relevant regulatory authorities in accordance with the provisions of Administrative Measures for the Registration of Enterprises of Foreign Countries (Regions) Engaging in Production and Operation Activities within the Territory of China (Revised in 2020), or Order No.31. However, in view of the ban on all new digital asset operations in China, we terminated the process of forming a subsidiary in mainland China. Since our Hong Kong subsidiary had not obtained business licenses in mainland China where Bit Digital Hong Kong used to carry out business, it may lead to a punishment of a warning, fine, confiscation of income and/or suspension of business for rectification.

We may be subject to fines and penalties for our prior mining activities in mainland China.

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

We may be subject to penalties as a result of the Chinese government suspension of our former P2P lending business

The Company is currently engaged in the bitcoin mining business, but previously, before the involvement of any of the Company’s current directors, officers or employees, was primarily an online finance marketplace, or “peer-to- peer” lending company, in China that provided borrowers access to loans. On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it was conducting an investigation of Shanghai Dianniu Internet Finance Information Service Co. Ltd, which was a variable interest entity (VIE) of the Company, for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least six of those suspects. On March 24, 2020, the Bureau announced that it had transferred seven suspects to the procuratorates for criminal prosecution and took criminal action against 14 defendants and is searching for the former CEO as of the date of this report. While the Company has not been subject to any enforcement actions or investigations, nine persons, including a former director of the Company, have been found guilty of fund-raising fraud or illegally collecting public deposits by the People’s Court of Shanghai Pudong New District, and were sentenced to imprisonment and the confiscations and return of all the illegal gains, which may or may not include assets of the Company. The Company’s current management believes that its former Chief Financial Officer, as well as members of the VIE’s management, may have been the subject of these proceedings. No current member of our management or board and none of our current employees was involved with the Company at the time of the events described above. As of the date of this report, the final outcome of the investigation has not been published, and the impact of any such outcome on the Company cannot be estimated or determined with any certainty.

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

As a result of the May 21, 2021 Financial Stability Development Committee of the State Council in China targeting virtual currency mining in China, we suspended all mining operations in China and terminated our business operations in June 2021. However, as described in the next risk factor, it was not until September 2021 that all digital asset transactions were banned. In October 2020, the Company commenced the migration of miners out of China and believes it was in compliance with Chinese law on bitcoin mining while operating in China. However, according to Foreign Investment Law of PRC and Order No. 31, foreign enterprises engaged in profit-making activities in China are required to apply to the provincial market regulatory administration, or the registration authorities, for registration upon the approval of the State Council and the competent agencies authorized by the State Council, or the approving authorities. Without the approval of the approving authorities and the registration approval of the registration authorities, foreign enterprises may not conduct any production and operation activities within the territory of China, and foreign enterprises engaging in profit-making activities without proper authority may be subject to penalties, such as warnings, fines, confiscation of illegal income or suspension of business for rectification on a case-by-case basis of the PRC authorities under the PRC laws.

Before we terminated our business operations in China, our business in China was not carried out through any Chinese subsidiaries. In China, we made profits from mining equipment stored in facilities directly leased by Bit Digital Hong Kong, deemed to be a foreign enterprise. Bit Digital Hong Kong did not provide cloud mining services or similar services to any third parties. Nevertheless, the Company may be subject to penalties such as warnings, fines, confiscation of illegal income, or suspension of business for rectification on a case-by-case basis of the PRC authorities under the PRC laws, for not registering to do business in China or having authorization for its bitcoin mining operations.

The PRC government department does have the authority to issue licenses or approval in some industries directly to foreign companies, including Hong Kong companies, which has been provided in Order No. 31. A foreign company, including a Hong Kong company, is permitted to be engaged in production and operation within China in two ways: one is to obtain a license or approval, and the other is to establish a subsidiary in the territory of China, otherwise it may lead to a punishment of a warning, fine, confiscation of income, suspension of business for rectification and /or similar fines. Furthermore, although Hong Kong is one of the special administrative districts of the PRC, from the perspective of foreign investment supervision, Hong Kong companies are treated as foreign companies, and most of the PRC  laws and regulations related to the foreign investment also apply to Hong Kong companies. Considering that Bit Digital Hong Kong Limited (the “BT HK”) had already been engaged in bitcoin mining activities in the territory of China, and that BT HK had not obtained business licenses in mainland China, it would be much more difficult for BT HK  to obtain licenses directly, rather  than to establish a subsidiary in PRC. From the perspective of compliance, the Company decided to initiate the process of forming a subsidiary to undertake operational activities in the  PRC. However, in view of the more recent ban on all new digital asset operations in China, we terminated the process of forming a subsidiary in mainland, China. Since BT HK had not obtained business licenses in relevant provinces where BT HK  used to carry out business, it may lead to a punishment of a warning, fine, confiscation of income and/or suspension of business for rectification.

It is now illegal in China to engage in digital asset transactions, including bitcoin mining operations, which may adversely affect us.

China has now taken significant regulatory action to ban digital asset mining operations and to severely restrict the right to acquire, own, hold, sell or use of these bitcoin assets or to exchange them for fiat currency. Such restrictions may adversely affect us as the large-scale use of digital assets as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions in China may impact our ability to pursue part of our business strategy, which could have a material adverse effect on our business, prospects or operations.

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading.” However, it was not until September 24, 2021, as described below, that all digital asset transactions were banned in China. In the interim, we incurred significant costs in connection with the migration of our miners out of China and the time that our miners were not being operated. In May 2021, local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission, where we previously had mining operations, issuing a notice on the immediate shutdown of enterprises engaged in digital asset mining on June 9, 2021. At the time of the announcement of the ban in Xinjiang, we had no mining operations in Xinjiang. On June 18, 2021, Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of digital asset mining projects with a deadline of June 25, 2021. Accordingly, we ceased all of our remaining operations in PRC on June 21, 2021. On September 24, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283) banned all new digital asset operations in China. The NDRC notice set forth penalties on a going forward basis for all of the PRC. While we do not believe Sichuan Province will seek to impose retroactive fines, penalties or sanctions, there can be no assurance the province may not seek to do so.

In consideration of the PRC government’s policies and general attitude toward our industry, as well as our business plans, we will not conduct any digital asset mining operations or digital asset trading operations in mainland PRC. All of our miners have been migrated out of the PRC as of September 30, 2021. We have not had difficulties transferring the bitcoin mining equipment from our Hong Kong subsidiaries to our other subsidiaries, nor have we had difficulties in transferring cash to or from our Hong Kong subsidiaries. All of our bitcoin mining equipment has been transferred from our Hong Kong subsidiaries to North America. See Risk Factor “We may be subject to fines and penalties for any noncompliance with or liabilities in our former business in China in a certain period from now on” above

We may be subject to recently announced measures from the Cyberspace Administration of China concerning the collection of data and required to obtain clearance from the CAC.

The Cybersecurity Review Measures (2021) (the “Measures”) were officially released to the public on December 28, 2021 and became effective on February 15, 2022. According to the Measures, to go public abroad, an online platform operator that possesses the personal information of more than 1 million users must seek cybersecurity review from the Office of Cybersecurity Review.

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

China’s State Administration of Foreign Exchange (SAFE)  promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

The increased regulatory scrutiny of U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation. Although the audit reports of Audit Alliance LLP incorporated by reference into this report are prepared by our auditors in Singapore who are subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of the benefit of such complete inspections, which could result in limitations or restrictions on our ability to access the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq or the over-the-counter market, may determine to delist our securities.

U.S. public companies that have or had a substantial portion of their operations in China have been the subject of heightened scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate government policies or a lack of adherence thereto and, in many cases, allegations of fraud.

As part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and Nasdaq, or in the U.S. over-the-counter markets. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCA Act to reduce from three years to two years the number of consecutive years an issuer can be identified as an identified issuer before the SEC can prohibit an issuer’s securities from trading on any U.S. national securities exchange and on the over-the- counter market. Accordingly, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchange if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong because of the positions taken by authorities in mainland China and Hong Kong. The PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. While the audit reports of Audit Alliance LLP incorporated by reference into this report are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future. The market prices of our Ordinary Shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA Act and other similar rules and regulations.

Our Hong Kong subsidiaries could become subject to certain PRC laws if such laws are applied to Hong Kong.

The national laws of the PRC, including, but not limited to the Cybersecurity Review Measures that became effective on February 15, 2022, do not currently apply to our Hong Kong subsidiaries, except for those listed in the Basic Law of Hong Kong. However, due to changes in laws, regulations or policies, including how those laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future and our Hong Kong subsidiaries may be subject to certain PRC laws.

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

“Resolution on the Capital, Calendar, National Anthem and National Flag of the PRC; Resolution on the National Day of the PRC; Declaration of the Government of the PRC on the Territorial Sea; Nationality Law of the PRC; Regulations of the PRC Concerning Diplomatic Privileges and Immunities; Law of the PRC on the National Flag; Regulations of the PRC Concerning Consular Privileges and Immunities; Law of the PRC on the National Emblem; Law of the PRC on the Territorial Sea and the Contiguous Zone; Law of the PRC on Garrisoning the Hong Kong Special Administrative Region; Law of the PRC on the Exclusive Economic Zone and the Continental Shelf; Law of the PRC on Judicial Immunity from Compulsory Measures Concerning the Property of Foreign Central Banks; and Law of the PRC on the National Anthem; Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region.”

As of the date of this report, the Hong Kong subsidiaries have not established any subsidiary or branch in mainland PRC and are not conducting any business operations in mainland PRC.

However, due to changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, the national laws applicable in Hong Kong in the Basic Law might be revised in the future.

Therefore, we cannot assure you that we will not be affected by the foregoing or relevant laws, regulations or policies in the future, if there are any changes to the foregoing laws, regulations and policies, or if any new laws, regulations, and policies are published. We could not guarantee that the relevant laws, regulations, or policies would not be applied retroactively, so we might face penalties, and our reputation and results of operations could be materially and adversely affected.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source partly revised, or SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. SAT Circular 698 was repealed from the date SAT Circular 37 was enacted. Also, the SAT Circular 37 has been partially revised by the Announcement of the State Administration of Taxation on the Revision to Certain Taxation Regulatory Documents, namely Circular 31, which has been effective on June 15, 2018.

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

General Risks

We have a history of operating losses, and we may not be able to sustain profitability; we have recently shifted our digital asset business, and we may not be continuously successful in this business.

We experienced profitability from our continuing bitcoin mining operations in 2021. However, as a result of the decline in value of bitcoin and the corresponding decline in revenue from digital assets mining, we recognized a net loss of $105,298,603 for the year ended December 31, 2022, which included a $24,654,267 impairment of digital assets and a $50,038,650 impairment of property and equipment. We may continue to incur losses and may have additional impairment of digital assets, as we continue to work to shift and grow our digital asset business. Our operations are focused on our bitcoin mining business located at our bitcoin mining facilities in the United States and Canada, as well as our Ethereum staking operations. Our current business, including our growth strategy for our business, involves an industry that is itself new and constantly evolving and is subject risks, many of which are discussed below. See “Digital Assets Related Risks” below.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including the levels of our net revenues, expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited bitcoin mining operating history. We terminated all bitcoin mining operations in China in June 2021. Our results of operations for the year ended December 31, 2022 have been adversely affected by the material decrease in bitcoins mined, including, in part, due to the need to migrate and replace a portion of our miners. We have migrated all miners to the United States by the end of October 2021 and expected to have had them and any newly purchased miners operational by year end 2022. However, as a result of adverse factors described below, there can be no assurance we will again achieve the level of profitability we experienced in late 2020 or the first quarter of 2021.

The results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our annual financial results include:

●	the amount and timing of operating expenses related to our new business operations and infrastructure;

●	fluctuations in the price of digital assets; and

●	general economic, industry and market conditions.

We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.

Having exited China, we began to seek to enter digital assets related businesses around the globe. However, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

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

From time to time we may evaluate and potentially consummate strategic investments, combinations, acquisitions or alliances, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances in the bitcoin mining or other digital asset businesses. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our businesses;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets, in parts of the United States, in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business; assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

Our success and future growth will depend to a significant degree on the skills and services of our management team, including Mr. Sam Tabar, our Chief Executive Officer, and Mr. Erke Huang, our Chief Financial Officer. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to continue to develop our business. If our management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

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

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls. As of December 31, 2022, our disclosure controls and procedures were not effective and management determined that we did not maintain effective internal control over financial reporting due to certain significant deficiencies and material weaknesses. Management is undertaking actions to remediate the material weaknesses, but there is no assurance they will be remediated this year. See Item 15 – “Controls and Procedures” below.

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

On March 11, 2020, the World Health Organization announced that novel Coronavirus COVID-19 infections had become pandemic, and, on March 13, 2020, the U.S. President declared a national emergency relating to the virus. Since then, government responses and measures adopted by other regulatory bodies in response to the pandemic have caused and continue to cause business slowdowns as well as general economic instability and disruption to our operations. While restrictions in most countries around the world have gradually eased, China had been sticking to the “Zero-COVID policy” until the end of year 2022. Pursuant to Interim Measures issued on December 27, 2022, the requirement of entry quarantine into China was lifted from January 8, 2023, and people are allowed entry into China with a negative COVID test result within forty-eight (48) hours of entry.

We believe that our results of operations, business and financial condition were adversely impacted by the effects of COVID-19, in part, because of travel restrictions and supply chain issues. In addition to global macroeconomic effects, the COVID-19 outbreak and any other related adverse public health developments may cause disruption to our mining activities. The global spread of COVID-19 or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows.

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

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

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

If we are unable to successfully continue our digital assets business plan, it would affect our financial and business condition and results of operations.

There are various risks related to execution of our digital assets business plans. These efforts include the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. The execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Since May 20, 2021, we drew down an aggregate of $58 million under the Ionics Purchase Agreement and raised $80 million of gross proceeds in our September 2021 private placement. During the period from January 1, 2022 to December 31, 2022, the Company raised gross proceeds of approximately $22 million from the Ionics Purchase Agreement. We incurred a net loss of $105,296,603 for the year ended December 31, 2022, which included a $24,654,267 impairment of digital assets and a $50,038,650 impairment of property and equipment. We reported a net loss of approximately $1.0 million for the year ended December 31, 2021. We had negative cash flows from our operating activities of $8,496,028, $17,351,892 and $971,690 for the years ended December 31, 2022, 2021 and 2020, respectively. Negative cash flow during fiscal year 2022 resulted, in part, from a net loss of approximately $105 million, including $27,829,730 of depreciation of property and equipment and $50,038,650 of impairment of property and equipment. Negative cash flow during fiscal 2021 resulted, in part, from $13,113,964 of depreciation of property and equipment and $20,461,318 of share-based compensation related to restricted stock units. We cannot assure you our business model will allow us to continue to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our Company’s development. Our inability to offset our expenses with adequate revenue, will adversely affect our liquidity, financial condition and results of operations. Although we have adequate cash on hand from the Ionics Purchase Agreement and anticipated cash flows from operating activities are expected to be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you that will be the case. We expect to need additional cash resources in the future as we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions in order to implement our business plan. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our cash balances are held at a number of financial institutions that expose us to their credit risk

We maintain our cash and cash equivalents at financial or other intermediary institutions. The combined account balances at each institution typically exceed FDIC insurance coverage of $250,000 per depositor, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. At December 31, 2022, substantially all of our cash and cash equivalent balances held at financial institutions exceeded FDIC insured limits. On March 10, 2023, the FDIC took control and was appointed receiver of Silicon Valley Bank (“SVB”), and on March 12, 2023, the FDIC took control and was appointed receiver of Signature Bank, and on March 16, 2023, First Republic Bank received a commitment for a $30 billion deposit infusion, each case due primarily to liquidity concerns. As of March 13, 2023, the Company did not have any direct exposure to SVB, Signature Bank, or First Republic. However, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability, and the ability of our customers, clients and vendors, to access existing cash, cash equivalents and investments, or to access existing or enter into new banking arrangements or facilities, may be threatened and could have a material adverse effect on our business and financial condition.

Digital Assets Related Risks

Our results of operations are expected to be impacted by significant fluctuation of digital asset prices

The price of bitcoin has experienced significant fluctuations over its existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately $3,792 per coin as of December 31, 2018; $7,220 per coin as of December 31, 2019; $28,922 per coin as of December 31, 2020; to $46,306 per coin as of December 31, 2021 and a high of $45,538 as of March 31, 2022, and a low of $16,547.50 as of December 31, 2022, according to CoinMarketCap.

We expect our results of operations to continue to be affected by the digital asset prices as most of our revenue has been from bitcoin mining production. As of April 12, 2023, the price of bitcoin has increased to as high as $30,462.48  according to CoinMarketCap. Continuing reductions in the price of bitcoin, during year ended December 31, 2022, had a material and adverse effect on our results of operations and financial condition. We cannot assure you that the bitcoin price will remain high enough to sustain our operation or that the bitcoin price will not decline significantly in the future. Certain of our mining operations are costly and we have not yet powered back on, as it is not economical to do so. Fluctuations in the digital asset prices can have had and are expected to continue to have an immediate impact on the trading price of our Ordinary Shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the bitcoin price. For example, the bankruptcy filings and regulatory proceedings described below, as well as the usage of bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to bitcoin’s price volatility. Additionally, the reward for bitcoin mining will decline over time, with the most recent halving event occurred in May 2020 and next one to occur in or about April 2024, which may further contribute to bitcoin price volatility.

Our operating results have and will significantly fluctuate due to the highly volatile nature of digital assets.

All of our sources of revenue are dependent on digital assets and the broader crypto-economy. Due to the highly volatile nature and the prices of digital assets, our operating results have, and will continue to, fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader digital assets economy. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including, but not limited to:

●	our ability to continue to mine bitcoin and acceptance of digital assets as a result of reputational harm from bankruptcies and regulatory proceedings;

●	changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;

●	regulatory changes that impact our ability to mine various digital assets;

●	our ability to diversify and grow our business;

●	investments we make in the development of our business as well as technology offered to our industry partners and sales and marketing;

●	mining new digital assets in compliance with the Federal securities laws and other compliance regulations;

●	macroeconomic conditions;

●	adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;

●	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

●	breaches of security or privacy;

●	our ability to attract and retain talent; and

●	our ability to compete with our competitors.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the digital assets industry, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the trading price of our Ordinary Shares may increase or decrease significantly.

Our future success continues to depend, in part, upon the value of bitcoin, which the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.

Our operating results continue to depend, in part, upon the value of bitcoin. Specifically, our revenues from our bitcoin mining operations are principally based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. We also receive transaction fees paid in bitcoin by participants who initiated transactions associated with new blocks that we mine. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes are reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results are subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our strategy has focused primarily on bitcoin (as opposed to other digital assets). Further, our current application-specific integrated circuit (“ASIC”) machines (which we refer to as “miners”) are principally utilized for mining bitcoin and bitcoin cash and cannot mine other digital assets, such as ETH, that are not mined utilizing the “SHA-256 algorithm.” If other digital assets were to achieve acceptance at the expense of bitcoin or bitcoin cash (a variant form of bitcoin created in 2017 by a hard fork of the bitcoin blockchain) causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

Bitcoin and other digital asset prices, which have historically been volatile and are impacted by a variety of factors (including those discussed in the previous risk factor), are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. As described above, the digital assets industry has been negatively affected by recent bankruptcies. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of digital assets, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both bitcoin and our Ordinary Shares.

Unfavorable Digital Asset Market Conditions

The prices of digital assets, including bitcoin, have experienced substantial volatility, as described above. During the year 2022, a number of companies in the digital assets industry have declared bankruptcy, including Core Scientific, Celsius Network, Voyager Digital Ltd., Three Arrows Capital, BlockFi, and FTX Trading Ltd. (“FTX”) and concerning us, Compute North, as described in the following risk factor. Such bankruptcies have contributed, at least in part, to further price decreases in bitcoin and other digital assets, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. The bankruptcies also led to various SEC and criminal enforcement proceedings. All of the foregoing has had a macro decline in the price of securities of digital asset companies, including ours.

Other than Compute North, we have not been directly impacted by any of the recent bankruptcies in the digital asset space, as we have no contractual privity or relationship to the relevant parties. However, we are dependent on the overall digital assets industry, and such recent events have contributed, at least in part, to our and our peers stock price as well as the price of bitcoin. If the liquidity of the digital assets markets continues to be negatively impacted, digital asset prices (including the price of bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in digital asset values. Any of these events may adversely affect our operations and results of operations and, consequently, an investment in us.

We are currently unable to assess the economic impact of Compute North’s bankruptcy filing upon our operations.

On September 22, 2022, Compute North LLC, our hosting provider, filed for bankruptcy protection. Under our Master Agreement dated September 9, 2020, Compute North and any successors were permitted to file UCC1 Financing Statements to evidence security interests in our miners, although we maintained ownership. Our Master Agreement with Compute North was assigned to Generate Capital PBC, a third party, prior to the bankruptcy filing, which is operating the contract and is not subject to the bankruptcy proceedings.

On January 7, 2023, the Company received a purported termination notice from the assignee, operating companies of Compute North, affiliated with Generate Capital PBC. Each of GC Data Center Kearney, LLC and GC Data Center Granbury, LLC (collectively, “Generate”), bitcoin mining data centers located in Kearney, Nebraska and Wolf Hollow, Texas, claimed to have provided written notice of termination of the Master Agreement. The Company has disputed the propriety of the purported termination and attempted to resolve the dispute with Generate. However, on January 20, 2023, Generate cut power to the Company’s miners. Pursuant to a Litigation Standstill Agreement dated January 23, 2023, Generate restored power to the Company’s miners. Bit Digital paid the cost of operations under the Master Agreement less any security deposits. The Standstill Agreement expired on March 31, 2023.

The Company is in the process of relocating its miners out of Generate Capital’s facilities to those hosted by Blockfusion and Coinmint in New York State. Termination of the Master Agreement has had a material adverse effect on the Company’s business and financial condition, which we are not yet able to quantify.

We may be unable to raise additional capital needed to grow our business.

We have operated and expect to continue to operate at a loss at least in the near term, if bitcoin prices decline further, or until we are able to profitably stake ETH. In addition, we expect to need to raise additional capital to expand our operations, pursue our growth strategies and to respond to competitive pressures or working capital requirements. While we have an effective $500,000,000 at the market shelf registration statement, we may not be able to obtain additional debt or equity financing on favorable terms, which could impair our growth and adversely affect our existing operations. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including diminished credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such macroeconomic conditions could also make it more difficult for us to incur additional debt or obtain equity financing. Further, the digital assets industry has been negatively impacted by recent event such as the bankruptcies described in the prior risk factor above. In response to these events, the digital asset markets, including the market for bitcoin and ETH specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets. In light of conditions impacting our industry, it may be more difficult for us to obtain equity or debt financing in the future.

If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our Ordinary Shares could decline. Furthermore, if we engage in debt financing, of which we have no present intention, the holders of debt likely would have priority over the holders of our Ordinary Shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, take other actions including accepting terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

The impact of government responses to mining activity is uncertain.

Because of environmental-impact concerns related to the potential high demand for electricity to support digital asset mining activity, political concerns, and for other reasons, we may be required to cease mining operations in certain locations in the world without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. For example, the Chinese government has required the mining of digital assets to be discontinued on very short notice in 2021. We had already migrated our bitcoin mining assets out of China to North America by November 2021; however, in light of the Chinese government’s actions, it still had had a material adverse effect on our operations in 2021.

Such government action had a negative impact not only on the value of existing miners owned by us but also on our ability to dispose of obsolete miners and to purchase new miners and the prices to acquire the same. Such government action also had a significant impact on the price of bitcoin, including an increase in the volatility of the price (both up and down) of bitcoin and the price and value of miners owned by us (both up and down). These events had a negative impact on our earnings in 2022.

Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly, and our expenses may increase in the future. We intend to use funds on hand and from shares sold under an effective registration statement to continue to purchase bitcoin mining machines if our operating costs are lower than the value of bitcoin. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

We have an evolving business model which is subject to various uncertainties.

As digital assets may become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model requires us to evolve as well. From time to time, we have modified and will continue to modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector, and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

The properties included in our mining network may experience damage, including damage that is not covered by insurance.

As of December 31, 2022, our mining operations in the states of Texas, Nebraska, New York and Georgia in the United States and Canada are, and any future mining sites we may establish will be, subject to a variety of risks relating to physical condition and operation, including, but not limited to:

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

From time to time, our service providers have been unable to supply sufficient electric power for us to operate our miners, which has adversely affected our operations, causing us to relocate some or all of our miners to an alternative facility, which may have a less advantageous cost structure and our business and results of operations may suffer as a result.

We made a significant capital investment in purchasing second-hand miners in order to implement them rapidly to mine bitcoin at prices advantageous to us. Management believes, based on its knowledge of the industry, that the Hosting Agreements provided many advantages as opposed to other alternative arrangements. However, we have since been required to deploy or move our miners from their current hosting service providers to other mining facilities, and we may be forced to accept less advantageous terms. Further, during relocation to a new mining facility, we will not be able to operate our miners and therefore we will not be able to generate revenue.

From May until September 2022, power was offline at the Niagara Falls, New York facility hosted by BlockFusion, due to an explosion and subsequent fire. We have estimated the loss of revenue at the Blockfusion site through September 13, 2022 to be approximately $3,200,000. Our methodology is based on the historical rate for those impacted miners and the average bitcoin and ETH earned during the above period. Shortly after power was restored, the Company and BlockFusion received a notice from the City of Niagara Falls, New York directing BlockFusion to cease and desist its cryptocurrency mining activities at Blockfusion’s Niagara Falls facility. While Blockfusion has advised the Company that it has submitted applications for new permits based on new city ordinances, there can be no assurance as to when we will restart operations.  The loss of power at Blockfusion facilities has had a material adverse effect on our operations.

During the same time, a portion of our miners were offline and power has only been partially used  at our hosting partner Digihost’s facility at North Tonawanda, New York. We have not yet powered on our miners at the Digihost facilities, as it is not currently economical to do so. Based on the historical miner model hosted by Digihost, we calculated our loss at Digihost (based on a hash rate of 60 TH/s and power consumption of 3000W) to be non-material.

As a result of the bankruptcy filing by Compute North on September 22, 2022, as described above, we have experienced service disruptions and are unable to determine the extent of any damages that may result from the dispute with Generate Capital, which has taken over operations at the former Compute North facilities.

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

Since we have been forced to relocate to a new mining facility, as described in connection with Compute North, we may not be successful in identifying adequate replacement facilities to house our miners. Even if we do identify such facilities, we may not be able to secure use of those facilities at rates that are economically viable to support our mining activities. Relocating our miners, as we did to migrate from China, and are currently relocating from Compute North facilities required us to incur costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to a new facility. Since we are required to move our miners, our business may suffer, and our results of operations would be expected to be materially adversely affected.

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

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities or that accept digital assets as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. This is particularly true as a result of recent bank failures, which were connected to cryptocurrency activities. Similarly, a number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to digital assets has been to exclude their use for ordinary consumer transactions within its jurisdiction.

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

Cyberattacks and security breaches of our system, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

Our business involves the collection, storage, processing, and transmission of confidential information, employee, service provider, and other personal data. We have built our system on the premise that we maintain a secure way to secure, store, and transact in digital assets. As a result, any actual or perceived security breach of us or our third-party partners may:

●	harm our reputation and brand;

●	result in our systems or services being unavailable and interrupt our operations;

●	result in improper disclosure of data and violations of applicable privacy and other laws;

●	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

●	cause us to incur significant remediation costs;

●	lead to theft or irretrievable loss of our fiat currencies or digital assets;

●	divert the attention of management from the operation of our business; and

●	adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or digital asset companies, whether or not we are directly impacted, could lead to a general loss of customer confidence in the digital asset industry or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. We have   experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, payment card information, or other sensitive information, which may, in turn, be used to access our information technology systems and our digital assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

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

As an alternative to fiat currencies that are backed by central governments, digital assets, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain, but could be harmful to us and investors in our Ordinary Shares. Political or economic crises, including recent bank failures, may motivate large-scale acquisitions or sales of digital assets either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or any other digital assets we mine or otherwise acquire or hold for our own account.

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

Digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. As described above under “Unfavorable Digital Asset Market Conditions,” recent bankruptcies in the digital assets industry involved platforms which were not publicly listed without regulatory supervision. The laxer a distributed ledger platform is about vetting issuers of bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account and harm investors.

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

Our digital assets may be subject to loss, theft or restriction on access.

There is a risk that some or all of our digital assets, including bitcoin, ETH, liquid staking tokens and/or U.S. digital currency could be lost, stolen or destroyed. Digital assets are stored in platforms commonly referred to as “wallets” by holders of bitcoins which may be accessed to exchange a holder’s bitcoin assets. Access to our digital assets could also be restricted by cybercrime (such as a denial-of-service attack) against a service at which we maintain a hosted hot wallet. We believe that our digital assets will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our digital assets. See “Cyberattacks and security breaches of our system, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.” A hot wallet refers to any bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure from external attack than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our bitcoin assets. Moreover, cold storage may increase the risk of internal theft or malfeasance. We hold our digital assets in hot and cold wallets through third party custodians to reduce the risk of external malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated. If any of our bitcoin were lost or stolen, it is unlikely that we would ever be able to recover such bitcoin.

In addition, the Company participates in the Foundry USA Mining Pool (“Foundry”). Foundry is a mining pool operator which provides the Company with a digital currency mining pool. While Foundry does not provide wallet or custodial services, it deposits bitcoin rewards to our custodian wallet addresses. Accordingly, the risk of loss or theft of digital assets when Foundry transfers bitcoin rewards in a custodian account is no different than any other transfer from one wallet to another.

Hackers or malicious actors may launch attacks to steal, compromise or secure digital assets, such as by attacking the digital asset network source code, exchange miners, third-party platforms, cold and hot storage locations or software, our general computer systems or networks, or by other means. We cannot guarantee that we will prevent loss, damage or theft, whether caused intentionally, accidentally or by act of God. Access to our digital assets could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). We may be in control and possession of one of the more substantial holdings of digital assets. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our digital asset holdings held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

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

It is possible that, through computer or human error, theft or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, digital asset transactions are irrevocable, and stolen or incorrectly transferred digital assets may be irretrievable, and we may have extremely limited or no effective means of recovering such digital assets.

We safeguard and keep private our digital assets, including the bitcoin that we mine, by utilizing storage solutions provided by Cactus Custody and Fireblocks (see “Summary of Information – Custodian Accounts”), which requires multi-factor authentication. While we are confident in the security of our digital assets held by Cactus Custody and Fireblocks, given the broader market conditions, there can be no assurance that other digital asset market participants, including Cactus Custody and Fireblocks as our custodian, will not ultimately be impacted. We continue to monitor the digital assets industry as a whole, although it is not possible at this time to predict all of the risks stemming from these events that may result to us, our service providers, our counterparties, and the broader industry as a whole.

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

The Company is evaluating several third-party custodian wallet alternatives, but there can be no assurance that such services will be more secure than those the Company presently employs. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. If our security procedures and protocols are ineffectual and our digital assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise and we may lose much of the accumulated value of our bitcoin mining activities. This would have a material adverse impact on our business and operations.

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

We use third–party mining pools to receive our mining rewards from the network. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyberattack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

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

Currently, we do not have any insurance to cover our digital assets or mining equipment. The market for such insurance is in the early stages and we intend to purchase such insurance in the future. One of our digital asset custodians, Cactus Custody, is self-insured for $4 million plus annual additions. Any uninsured losses may have an adverse effect on our results of operations and/or financial condition.

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

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining digital assets are lower than the price of a bitcoin. As our mining facility operates, our miners experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. We have purchased second-hand miners from third parties. The degradation of our miners requires us to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, we are required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that miner manufacturers or sellers adjust the prices of their miners according to bitcoin prices, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain miners and other hardware from third parties at premium prices, to the extent they are available. This upgrading process requires substantial capital investment, and we may face challenges. Further, the global supply chain for bitcoin miners is presently heavily dependent on China-based manufacturers. In addition, there have been shortages of the semiconductors which are key components in miner production. The global reliance on China as a main supplier of bitcoin miners has been called into question, particularly in the wake of the COVID-19 pandemic. Should similar outbreaks or other disruptions to the China-based global supply chain for bitcoin hardware on the spot market or otherwise occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners from the manufacturer or third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy, which could have a material adverse effect on our business and the value of our Ordinary Shares.

The bitcoin we mine is subject to halving; the bitcoin reward for successfully uncovering a block will halve several times in the future and bitcoin’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in digital assets using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The next halving for bitcoin occurred in May 2020 at block 630,000 when the reward was reduced to 6.25. This reward rate is expected to next halve during March 2024 to 3.125 bitcoin per new block and will continue to halve at approximately four-year intervals until all potential 21 million bitcoin have been mined. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. Halving may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50% of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects the network and our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine, whether now or in the future, or otherwise acquire or hold for our own account. While bitcoin prices have had a history of price fluctuations around the halving of its bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

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

The protocol pursuant to which transactions are confirmed automatically on the bitcoin blockchain through mining is known as proof-of-work (or PoW). Proof-of-stake (or PoS) is an alternative method in validating digital asset transactions, such as Ethereum. The shift from a proof-of-work validation method to a PoS method, mining requires less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We, as a result of our efforts to optimize and improve the efficiency of our bitcoin mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted by a switch to proof-of-stake validation. This may additionally have an impact on other various investments of ours. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account.

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

If a malicious actor or botnet obtains control of more than 50% of the processing power on a bitcoin network, or 33% or more share of the Ethereum Validators, such actor or botnet could manipulate blockchains to adversely affect us, which would adversely affect an investment in us or our ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a bitcoin, or the ability to valuate Ethereum transactions, it may be able to alter blockchains on which transactions of bitcoin or 33% or more of ETH reside and rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it is believed that it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own digital asset (i.e., spend the same digital asset in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet yields its control of the processing power on the network or the bitcoin and/or Ethereum communities do not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or digital assets may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the bitcoin network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold for bitcoin or 33% for Ethereum indicates a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the digital asset ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of digital asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power will increase because the botnet or malicious actor could compromise more than the threshold and thereby gain control of the blockchain, whereas if the blockchain remains decentralized it is inherently more difficult for the botnet of malicious actor to aggregate enough processing power to gain control of the blockchain, which may adversely affect an investment in our Ordinary Shares. Such lack of controls and responses to such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm investors.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a bitcoin or other digital asset mine can require massive amounts of electrical power. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision or electricity to mining operations.

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

Competitive conditions within the digital asset industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the digital asset industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our Ordinary Shares.

The value of stable coins that we hold may be subject to volatility and risk of loss

As of December 31, 2022, we held approximately $0.6 million in USDC, a stablecoin issued by Circle Internet Financial Public Limited Company (“Circle”) that is backed by dollar denominated assets held by the issuer in segregated accounts with U.S. regulated financial institutions. Stablecoins such as USDC are usually backed by the U.S. Dollar and other short-dated U.S. government obligations, and are usually pegged to the U.S. dollar. On March 9, 2023, as a result of the closure of Silicon Valley Bank (“SVB”), Circle announced that $3.3 billion of its roughly $40 billion USDC reserves were held at SVB. As a result, Circle depegged the USDC from its $1.00 peg, trading as low as $0.87. This risk may result in the sell-off of USDC and volatility as to the value of stablecoins, which would expose us to risk of potential loss and could have a material adverse effect on our ability to raise new funding and on our business, financial condition, and results of operations and prospects.

Ethereum Risk Factors

Risks Associated with Staking on Ethereum 2.0

In connection with the transition of the Ethereum network from PoW to PoS, which occurred on September 15, 2022, when the Ethereum Mainnet merged with the PoS Beacon Chain (the “Merge”), the Company is deploying Ethereum (ETH) to the beacon chain with a view to earning an ETH-denominated return thereon. On April 12, 2023, Ethereum’s Shanghai hard fork, also referred to as “Shapella,” has been finalized, enabling withdrawals for users who have “staked” their ETH to secure and validate transactions on the blockchain.

In addition, by running a validator node, the Company will be exposed to the risk of loss of its staked digital assets if it equivocates or fails to operate the node in accordance with applicable protocol rules, as the Company’s digital assets may be “slashed” or inactivity penalties may be applied if the validator node “double signs” or is offline for a prescribed period of time. Disputes on a liquid staking provider may lead to the value of staking assets diverging from ETH or failure to exit the liquid staking position. The Company intends to mitigate this risk by utilizing experienced service providers such as Blockdaemon and by carefully monitoring the staking activities performed by the Company in reliance on such services. See “Summary of Information – Digital Asset Transactions – Blockdaemon Agreement.”

Risks under the Federal securities laws associated with Staking

The Merge and the switch from PoW to PoS did not change our characterization of ETH as a digital asset. We intend to hold our staked ETH for our own account. In the event we exchange ETH for other digital assets (such as liquid staking tokens) which may be deemed to be securities, it would be for our own account. In all instances, we will perform a risk-based analysis to evaluate whether the digital asset may be deemed to be a “security” under the Federal securities laws prior to mining the digital asset. We do not believe if we hold for our own account a particular digital asset which may be deemed to be a security, it will be a risk to our business operations. Nevertheless, we will continue to implement a compliance infrastructure to ensure full compliance with the federal securities laws. In the event our staking program is found to not be in compliance with the federal securities laws, we could face legal or regulatory consequences. We would also need to undertake a regulatory review to ensure compliance with the Federal securities laws if and when we decide to offer staking-as-a-service for value to individuals. The Company would need to install a fully compliant organic infrastructure or hire third-party contractors.

Speculative and Volatile Nature of ETH

To date, the Company has deployed a portion of the capital it has raised into ETH. The price of ETH is subject to significant volatility. In addition, there is no guarantee that the Company will be able to sell its ETH at prices quoted on various cryptocurrency trading platforms or at all if it determines to do so. The supply of ETH is currently controlled by the source code of the Ethereum platform, and there is a risk that the developers of the code and the participants in the Ethereum network could develop and/or adopt new versions of the Ethereum software that significantly increase the supply of ETH in circulation, negatively impacting the trading price of ETH. Any significant decrease in the price of ETH may materially and adversely affect the value of the Company’s securities and, in turn, the Company’s business and financial condition.

The ETH markets are sensitive to new developments, and since volumes are still maturing, any significant changes in market sentiment (by way of sensationalism in the media or otherwise) can induce large swings in volume and subsequent price changes. Such volatility can adversely affect the business and financial condition of the Company.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the public, accounts for anticipated future appreciation in value. The Company believes that momentum pricing of ETH has resulted, and may continue to result, in speculation regarding future appreciation in the value of ETH, inflating and making more volatile the value of ETH. As a result, ETH may be more likely to fluctuate in value due to changing investor confidence in future appreciation, which could adversely affect the business and financial condition of the Company.

Underlying Value Risk

ETH represents a new form of digital value that is still being digested by society. Its underlying value is driven by its utility as a store of value, means of exchange, and unit of account, and notably, the demand for ETH within various use cases of the Ethereum network. Just as oil is priced by the supply and demand of global markets, as a function of its utility to, for instance, power machines and create plastics, so too is ETH priced by the supply and demand of global markets for its own utility within Ethereum’s use cases. There is a risk if we are working through a staking pool to valuate ETH investors. We rely upon a pool operator to run the validator. There is a counterparty risk that the party with which we trust our assets may not uphold their side of the deal and fees or penalties may be assessed to the pool. These fees are typically assessed if the pool operator has downtime or dishonest actions. Finally, blockchains are new technologies and there is always an outside risk of a catastrophic chain failure that could put locked or staked funds at risk. The speculative and volatile nature of ETH and blockchain may materially and adversely affect the value of the Company’s securities.

The staked ETH is subject to the volatility risks set forth under “Speculative and Volatile Nature of ETH” and the risks related to hacking set forth above under “Cyberattacks and security breaches of our system, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition” that could result in a loss of staked ETH.

The risks involved with liquid staking differ from direct staking. Liquid staking allows participants, including the Company, to maintain the liquidity of their digital assets while still earning staking rewards. However, it is subject to the following consequence risks apart from direct staking:

●	Liquid staking requires a certain level of technical expertise to manage the staking process effectively. This can be a barrier for some investors, particularly those who are new to the world of digital asset investing.

●	The price of the staked derivative may decrease from its original price. This may happen because the new token has a lower market price.

●	In we lose our liquid token, we will also lose our staked token. This can result from bad trades, rebalancing losses when farming in liquidity pools, and liquidations at lending protocols.

●	Token holders will likely choose to stake their tokens on liquid staking protocols. As a result, the balance of validator shares taking part in the network may be disrupted, giving room for undue control from more powerful validators.

Development of the Ethereum Platform

The Ethereum platform is an open-source project being developed by a network of software developers, including Vitalik Buterin, a founder of Ethereum. Mr. Buterin or another key participant within the core development group could cease to be involved with the Ethereum platform. Factions could form within the Ethereum community, resulting in different and competing versions of Ethereum being adopted by network participants. Furthermore, network participants running the Ethereum software may choose not to update their versions of the software, resulting in different versions of the Ethereum software running on the network. Any of the foregoing developments could have a significant negative impact on the viability and overall health of the Ethereum platform, the value of ETH and the Company’s business model and assets.

Although the beacon chain (the PoS successor to the Ethereum PoW chain) launched in December 2020 and the “merging” of the Ethereum PoW chain into Ethereum 2.0 occurred on September 15, 2022. In addition, Ethereum’s Shanghai hard fork, also referred to as “Shapella,” has been finalized on April 12, 2023, enabling withdrawals for users who have “staked” their ETH to secure and validate transactions on the blockchain. Although management believes that these changes to the Ethereum platform will positively impact its potential for mainstream adoption, no assurance can be given that such impact will materialize. If the Company cannot successfully anticipate and react to the impacts of this shift, its business and results of operations may be adversely affected.

Uncertainty Regarding the Growth of Blockchain and Web 3 Technologies

The further development and use of blockchain, Web 3 technologies and digital assets are subject to a variety of factors that are difficult to evaluate and predict, many of which are beyond the Company’s control. The slowing or stopping of the development or acceptance of blockchain networks, specifically Ethereum, and blockchain assets would be expected to have a material adverse effect on the Company. Furthermore, blockchain and Web 3 technologies, including Ethereum, may never be implemented to a scale that provides identifiable economic benefit to blockchain-based businesses, including the Company.

The Ethereum network and ETH as digital asset have a limited history. Due to this short history, it is not clear how all elements of ETH will unfold over time, specifically with regard to governance between miners, developers and users, as well as the long-term security model as the rate of inflation of ETH decreases. Since the ETH community has successfully navigated a considerable number of technical and political challenges since its inception, the Company believes that it will continue to engineer its way around future challenges. The history of open-source software development would indicate that vibrant communities are able to change the software under development at a pace sufficient to stay relevant. The continuation of such vibrant communities is not guaranteed, and insufficient software development or any other unforeseen challenges that the community is not able to navigate could have an adverse impact on the business of the Company.

Potential Decrease in Global Demand for ETH

As a currency, ETH must serve as a means of exchange, store of value, and unit of account. Many people using ETH as money-over-internet-protocol (MoIP) do so with it as an international means of exchange. Speculators and investors using ETH as a store of value then layer on top of means of exchange users, creating further demand. If consumers stop using ETH as a means of exchange, or its adoption therein slows, then ETH’s price may suffer, adversely affecting the Company.

Investors should be aware that there is no assurance that ETH will maintain its long-term value in terms of purchasing power in the future or that the acceptance of ETH for payments by mainstream retail merchants and commercial businesses will continue to grow. As relatively new products and technologies, ETH and the Ethereum network have yet to become generally accepted as a means of payment for goods and services by major retail and commercial outlets, and use of ETH by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for Ethereum network-based transactions, process wire transfers to or from digital asset trading platforms, Ethereum-related companies or service providers, or maintain accounts for persons or entities transacting in ETH. Conversely, a significant portion of ETH demand is generated by speculators and investors seeking to profit from the short or long-term holding of ETH. The Company believes that, like any commodity, ETH will fluctuate in value, but over time will gain a level of acceptance as a store of value, medium of exchange or token of utility.

Smart Contract Risk

The Ethereum network is based upon the development and deployment of smart contracts, which are self-executing contracts with the terms of the agreement written into software code. There are thousands of smart contracts currently running on Ethereum network. Like any software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract. The smart contract deployed on Ethereum and, as such, may contain a bug or other vulnerability that may lead to the loss of digital assets held in the wallet. The Ethereum developer community audits widely used smart contracts frequently and publishes the results of such audits on public forums. The Company currently relies on Blockdaemon and Liquid Collective for its liquid staking solution. The smart contract code via Blockdaemon was audited by Quantstamp. The smart contract code via Liquid Collective was audited by Halborn and Spearbit. Nevertheless, there is no guaranty against a bug or other vulnerability leading to a loss of digital assets.

Risks Associated with the Ethereum Network

Dependence on Ethereum Network Developers

While many contributors to the Ethereum network’s open-source software are employed by companies in the industry, most of them are not directly compensated for helping to maintain the protocol. As a result, there are no contracts or guarantees that they will continue to contribute to the Ethereum network’s software (https://github.com/ether and https://github.com/orgs/ether/people).

Issues with the Cryptography Underlying the Ethereum Network

Although the Ethereum network is one of the world’s most established digital asset networks, the Ethereum network and other cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. In the past, flaws in the source code for digital assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets. The cryptography underlying ETH could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry and quantum computing, could result in such cryptography becoming ineffective. In any of these circumstances, a malicious actor may be able to take the ETH held by the Company. Moreover, functionality of the Ethereum network may be negatively affected such that it is no longer attractive to users, thereby dampening demand for ETH. Even if digital assets other than ETH were affected by similar circumstances, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively affect the demand for digital assets and therefore adversely affect the business of the Company.

Disputes on the Development of the Ethereum Network may lead to Delays in the Development of the Network

There can be disputes between contributors on the best paths forward in building and maintaining the Ethereum network’s software. Furthermore, the stakers supporting the network and other developers and users of the network can disagree with the contributors as well, creating greater debate. Therefore, the Ethereum community often iterates slowly upon contentious protocol issues, which many perceive as prudently conservative, while others worry that it inhibits innovation. It will be important for the community to continue to develop at a pace that meets the demand for transacting in ETH, otherwise users may become frustrated and lose faith in the network. As a decentralized network, strong consensus and unity is particularly important to respond to potential growth and scalability challenges.

The Ethereum Blockchain may Temporarily or Permanently Fork and/or Split

The Ethereum network’s software and protocol are open source. When a modification is released by the developers and a substantial majority of participants consent to the modification, the change is implemented and the Ethereum network continues uninterrupted. However, if a change were activated with less than a substantial majority consenting to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” (i.e., a split) of the Ethereum network (and the blockchain). One blockchain would be maintained by the pre-modification software and the other by the post-modification software. The effect is that both blockchain algorithms would be running parallel to one another, but each would be building an independent blockchain with independent native assets.

A hard fork could present problems such as two copies of a token for the same non-fungible tokens (NFTs).  It could also present a problem for a customer having to choose to provide services with respect to digital assets resulting from a fork. In addition, digital asset loan agreements often dictate when and how each of the lender or the borrower of a digital asset pledging a certain digital asset gets the benefit of forked coins in the event of a hard fork. Similarly, derivative counterparties using ISDA-based contractual documentation may be subject to hard fork-related termination events.

Although forks are likely to be addressed by a community-led effort to merge the two groups, such a fork could still adversely affect ETH’s viability.

Risk if a Person Gains a 33% or More Share of the Ethereum Validators

According to Ethereum.org, the likelihood of successful attacks on the Ethereum network increases as the proportion of staked ETH controlled by the attacker increases. If an attacker controls 33% or more of the total stake, they can prevent the chain from finalizing by having 33% or more of the staked ETH maliciously attesting or failing to attest. If an attacker controls about 50% of the total stake, they could theoretically split the chain into two equally sized forks and then simply use their entire 50.1% stake to vote contrarily to the honest validator set, thereby maintaining the two forks and preventing finality. If an attacker controls 66% or more of the total stake, they simply vote for their preferred fork and then finalize it, simply because they can vote with a dishonest supermajority.

Dependence on the Internet

ETH stakers relay transactions to one another via the Internet, and when blocks are mined, they are also forwarded via the Internet. Users and developers access Ethereum via the Internet. Thus, the Ethereum network is dependent upon the continued functioning of the Internet.

Attacks on the Ethereum Network

The Ethereum network is periodically subject to distributed denial of service attacks to clog the list of transactions being tabulated by miners, which can slow the confirmation of authentic transactions. Another avenue of attack would be if a large number of miners were taken offline then it could take some time before the difficulty of the mining process algorithmically adjusts, which would stall block creation time and therefore transaction confirmation time. Thus far these scenarios have not plagued the network for long or in a systemic manner. This risk is expected to be substantially mitigated on Ethereum 2.0, as the PoS method of validating transactions was expected to improve the speed and efficiency of the network.

Decrease in Block Reward or Yield

In the event of a material decrease in the block reward to the Ethereum network, stakers may cease to provide their staked ETH to the consensus mechanism for the Ethereum network blockchain. This risk was expected to be mitigated in part on Ethereum 2.0, as the rewards earned by stakers of ETH will proportionately decline as more stakers participate in the network. Conversely, if some stakers decide to stop participating because the yield is too low, remaining stakers will enjoy a higher yield. Consequently, Ethereum 2.0 is expected to attract a sufficient number of stakers and validators to keep the network running efficiently.

Competitors to ETH and the Ethereum Network

Currently, ETH is the second largest digital asset by market capitalization, with Coingecko citing more than 5,000 alternative digital assets. To the extent a competitor to ETH gains popularity and greater market share, the use and price of ETH could be negatively impacted, which may adversely affect the investments of the Company. Similarly, the price of ETH could be negatively impacted by competition from incumbents in the credit card and payments industries or from other developing blockchain protocols.

Financial Institutions may Refuse to Support Transactions Involving ETH

In the uncertain regulatory climate for digital assets, including ETH, regulated financial institutions may refuse to support transactions involving digital assets, including the receipt of cash proceeds from sales of digital asset. Should this occur, the Company’s business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Risks Related to United States Government Regulations

New York State Moratorium on Cryptocurrency Mining Operations

On November 22, 2022, the New York State enacted a moratorium on cryptocurrency mining operations that use proof-of-work authentication methods to validate blockchain operations; provided that such operations shall be subject to a full generic environmental impact statement review. While the Company’s bitcoin mining operations in New York State use proof-of-work authentication, they are approximately 98.6% carbon free. The law provides for a two-year moratorium on new applications or new permits for an electric generating facility that utilizes a carbon-based fuel. Therefore, the Company believes that its New York State hosting facilities, which primarily depended on hydroelectric power, will be able to comply with the law.

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

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate digital asset mining machines, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the digital asset mining industry may become a target for future environmental and energy regulation. For example, in June and July of 2021, the Chinese government prohibited the operation of mining machines and supply of energy to mining businesses, citing concerns regarding high levels of energy consumption, which resulted in our suspension of mining operations in China. U.S. legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate digital asset mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

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

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security, as described below, is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. Our determination that the digital assets we hold are not securities is a risk-based assessment and not a legal standard or one binding on regulators. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin and ETH are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. SEC Chairman Gensler stated (at the Penn Law Capital Markets Association Annual Conference on April 4, 2022) that “Issuers of crypto tokens that are securities must register their offers and sales of these assets with the SEC and comply with our disclosure requirements or meet an exemption.” As a digital asset mining company, we do not believe we are an issuer of any “securities” as defined under the federal securities laws. Our internal process for determining whether the digital assets we hold or plan to hold is based upon the public statements of the SEC and existing case law. The digital assets we hold or plan to hold, other than bitcoin and ETH, may have been created by an issuer as an investment contract under the Howey test, SEC v. Howey Co., 328 U.S. 293 (1946), and may be deemed to be securities by the SEC. However, the Company was not the issuer that created these digital assets and is holding them on an interim basis until liquidated. Should the SEC state in the future that bitcoin, ETH, U.S. digital currency tokens or other digital assets  we hold are securities, we may subject to additional securities laws’ requirements and may no longer be able to hold any of these digital assets. It will then likely become difficult or impossible for such digital assets to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital assets is likely to cause substantial volatility and significantly impact their liquidity and market participants’ ability to convert the digital assets into U.S. dollars. Our inability to exchange bitcoin for fiat currency or other digital assets (and vice versa) and to administer our treasury management objectives may decrease our earnings potential and have an adverse impact on our business and financial condition.

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

The classification of a digital asset as a security under the applicable law has wide-ranging implications for the regulatory obligations that flow from the mining, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are deemed securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.”

There can be no assurances that we will properly characterize any given digital asset as a security or non-security for purposes of determining which digital assets to mine, hold and trade, or that the SEC, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell digital assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if bitcoin is deemed to be a security under the laws of any U.S. federal, state, or local jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such digital asset. For instance, all transactions in such supported digital asset would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. For instance, all transactions in such supported digital asset would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities.

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

On November 15, 2021, President Joseph R. Biden signed the Infrastructure Act. Section 80603 of the Infrastructure Act modifies and amends the Internal Revenue Code of 1986 (the “Code”) by requiring brokers of digital asset transactions to report their customers to the IRS. This provision was included to enforce the taxability of digital asset transactions. Section 80603 defines “broker” as “any person who (for consideration) is responsible for regularly providing any service effectuating transfers of digital assets on behalf of another person.” That could potentially include miners, validators, and developers of decentralized applications. These functions play a critical role in our business and in the functioning of the blockchain ecosystem. Importantly, these functions have no way of identifying their anonymous users. Indeed, bitcoin’s blockchain was designed for anonymity.

This reporting requirement took effect on January 1, 2023 and will impact tax returns filed in 2024. The implementation of these requirements will require further guidance from the federal government. Disclosing the identity of our bitcoin mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire digital assets market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our company.

Risks related to material pending crypto legislation or regulations

On the federal level, by certain accounts, more than 100 bills were introduced in Congress to regulate cryptocurrency and digital assets. Except as described in other specific risk factors set forth herein, we do not believe that material pending crypto legislation or regulations would have a material effect on our business, financial condition and results of operations. Certain of the material pending bills are as follows:

●	Digital Commodity Exchange Act of 2022 (DCEA), introduced on April 28, 2022 in the House of Representatives, would create a regulatory overview for digital commodity developers, dealers and exchanges, none of which would currently apply to the Company;

●	Securities Clarity Act, introduced on July 16, 2021 in the House of Representatives, is intended to work with the proposed DCEA. The Securities Clarity Act would codify that an asset, whether tangible or intangible (including an asset in digital form), that is not per se a security, does not become a security as a result of being sold or otherwise transferred pursuant to an investment contract. Thus, certain digital assets which the Company may acquire, if sold pursuant to an investment contract, would not become securities, subject to SEC regulations;

●	Digital Trading Clarity Act of 2022, introduced on September 29, 2022 in the Senate, provides that if a federal court or the SEC determines that a digital asset is a security, the bill requires the SEC Division of Enforcement to request information from an intermediary listing that asset to determine if the intermediary meets the requirements in the bill texts. As stated elsewhere herein, the Company will conduct an extensive compliance review prior to holding any digital asset that may be deemed to be a security, and would need to avoid holding any such digital asset if this bill becomes law.

Our interactions with a blockchain and mining pools may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributive ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list or from countries on OFAC’s sanctioned countries’ list. We also rely on a third-party mining pool service provider for our mining revenue payments and other participants in the mining pool, that, unknown to us, may also be persons from countries on OFAC’s SDN list or from countries on OFAC’s sanctioned countries list. Our Company’s policy prohibits any transactions with such SDN individuals or persons from sanctioned countries, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling bitcoin assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our Ordinary Shares.

If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act (“BSA”), or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed a money service business (MSB) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. The Digital Asset Anti-Money Laundering Act of 2022 (DAAMLA) was introduced on December 14, 2022 in the Senate. The bill would authorize FinCEN to designate digital asset wallet providers, miners, validators, and other select network participants as MSBs. This designation would require these parties to register with FinCEN and would extend to these parties anti-money laundering (AML) responsibilities under the BSA.

To the extent that our activities cause us to be deemed an MSB and/or a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we operate (currently, New York ), we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of AML programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment in our securities in a materially adverse manner. Furthermore, the Company and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to leave a particular state or the United States completely. Any such action would be expected to materially adversely affect our operations.

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

Because there has been limited precedent set for financial accounting of bitcoin and other digital assets, the determination that we have made for how to account for bitcoin and other digital assets  transactions may be subject to change.

Because there has been limited precedent set for the financial accounting of digital assets and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or the SEC, it is unclear how companies may in the future be required to account for bitcoin and other digital assets transactions and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any digital assets we hold or expects to acquire for our own account and harm investors.

Risks Related to Singapore Government Regulations

Regulations on Payment Services in Singapore

Staking activities will be performed by one of our subsidiaries, Bit Digital Singapore Pte. Ltd. (“BTSG”) which is incorporated under the laws of the Republic of Singapore and currently does not possess any financial regulatory licenses.

BTSG  intends to use its own proprietary assets to trade and stake ETH, which is defined as a digital payment token (“DPT”) (as defined under the Payment Services Act 2019 of Singapore (“PS Act”) with licensed or otherwise exempt third party service providers under applicable laws (including the PS Act or the Securities and Futures Act 2001 of Singapore (“SFA”)). BTSG’s current business practices in Singapore are subject to the following regulatory risks, as described herein.

The Monetary Authority of Singapore (“MAS”) regulates the provision of payment services in Singapore under the PS Act. Unless excluded or exempt, an entity must obtain the relevant license to carry on a business in providing regulated payment services under the PS Act, which include account issuance service, e-money issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service.

Under the PS Act, licensees may be subject to obligations relating to general approval requirements for changes of control, appointment and removal of CEOs and directors, general notification and record-keeping requirements, audit requirements, base capital requirements, anti-money laundering requirements (see below), the requirement to furnish security (for a major payment institution), the requirement to safeguard customer monies (for a major payment institution), and other applicable requirements. Licensees are expected to implement certain systems, processes and controls in line with MAS’ Guidelines on Risk Management Practices applicable to financial institutions in Singapore.

BTSG intends to trade and stake ETH on its own account, not to provide any payment service to customers and not to carry on a business of “dealing in” DPT as a service to any third-party. In particular, BTSG: (i) will use its own proprietary money for trading and/or staking (no customer money is used); (ii) will not trade or stake DPTs for or on behalf of customers; (iii) will not market or advertise that it provides any such service to customers; (iv) will not enter into trades with counterparties as a matter of course (e.g. at the customer’s request) or stake DPT at a customer’s request; (v) will only enter into trades or staking arrangements based on its own personal/proprietary needs; (vi) will not collect any fees from counterparties (instead, it is the counterparties that are service providers, providing services to BTSG); and (vii) will only trade or stake through or with licensed or licensed service providers. Accordingly, BTSG is unlikely to be regarded as carrying on a business in providing a “digital payment token service” under the PS Act’s current regulatory regime.

However, there remains a risk that MAS may take a more restrictive view, with the trading of ETH being construed as “dealing in DPT”, requiring a license under the PS Act. In addition, laws and regulations related to payments and financial services are evolving in Singapore, and changes in such laws and regulations could affect our business practices in the manner that we have done, expect to do, or at all. MAS could enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted, any of which could adversely affect or require us to change BTSG’s business practices in Singapore.

Regulations on Anti-money Laundering and Countering the Financing of Terrorism (“AML/CFT”)

We and our partners who work with us are required to comply with certain anti-money laundering requirements in the jurisdictions where we and our partners operate. In Singapore, regulated financial institutions must comply with all applicable AML/CFT obligations, including the relevant AML/CFT Notices and Guidelines issued by MAS (e.g. the Notice PSN02 Prevention of Money Laundering and Countering the Financing of Terrorism – Digital Payment Token Service and the Guidelines to Notice PSN02 on Prevention of Money Laundering and Countering the Financing of Terrorism - Digital Payment Token Service). Among other things, the AML/CFT Notices require financial institutions to put in place robust controls to detect and deter the flow of illicit funds through Singapore’s financial system, identify and know their customers (including beneficial owners), conduct regular account reviews, and to monitor and report any suspicious transaction.

The primary AML/CFT legislation in Singapore that are of general application are the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act, Chapter 84A of Singapore (the “CDSA”) and Terrorism (Suppression of Financing) Act, Chapter 325 of Singapore (the “TSOFA”). The CDSA provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. The CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. In addition, financial institutions, non-financial institutions and individuals in Singapore are required to comply with financial sanction requirements in relation to individuals and entities designated by the United Nations.

As BTSG does not currently hold any financial regulatory licenses in Singapore, it only complies with the CDSA and the TSOFA, the primary AML/CFT legislation in Singapore that are of general application (and does not comply with PSN02 and the related guidelines). It is possible that financial institutions in Singapore may not be willing to offer financial services to BTSG due to concerns on the origin of BTSG’s funds, from an AML/CFT perspective.

The Company expects to acquire digital assets on liquid, regulated exchanges with robust anti-money laundering (“AML”) and know-your-client (“KYC”) policies and procedures. However, there are no assurances that cryptocurrency trading platforms on which the Company transacts business will continue to operate effectively, maintain adequate liquidity or that their AML and KYC policies and procedures will be effective, which could negatively impact the Company and its ability to acquire or sell ETH and other digital assets.

MAS could enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted, any of which could adversely affect or require us to change BTSG’s business practices in Singapore.

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

We regard trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Section 4. Information on the Company—Business-Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Other factors that could cause volatility in the market price of our Ordinary Shares include, but are not limited to:

●	actual or anticipated fluctuations in our financial condition and operating results or those of companies perceived to be similar to us;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	commercial success and market acceptance of blockchain and bitcoin and other digital assets;

●	actions by our competitors, such as new business initiatives, acquisitions and divestitures;

●	strategic transactions undertaken by us;

●	additions or departures of key personnel;

●	prevailing economic conditions;

●	disputes concerning our intellectual property or other proprietary rights;

●	sales of our Ordinary Shares by our officers, directors or significant shareholders;

●	other actions taken by our shareholders;

●	future sales or issuances of equity or debt securities by us;

●	business disruptions caused by earthquakes, tornadoes or other natural disasters;

●	issuance of new or changed securities analysts’ reports or recommendations regarding us;

●	legal proceedings involving our company, our industry or both;

●	changes in market valuations of companies similar to ours;

●	the prospects of the industry in which we operate;

●	speculation or reports by the press or investment community with respect to us or our industry in general;

●	the level of short interest in our shares; and

●	other risks, uncertainties and factors described in this Annual Report on Form 20-F.

In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of issuers. These broad market fluctuations may negatively impact the price or liquidity of our Ordinary Shares. When the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer, and we have been impacted in that way. See Item 4 “Information on the Company – Legal Proceedings” below, and the risk factor below titled “We are defendants in securities class action litigation which could result in substantial costs and liabilities for the Company.” The pending lawsuit has required significant management time and attention, resulting in significant legal expenses and potential damages.

Our Chief Financial Officer and Chairman currently have voting power to control all significant corporate actions.

Erke Huang, our Chief Financial Officer and a director, and Zhaohui Deng, our Chairman of the Board, collectively beneficially own 1,000,000 preferred shares, each having fifty (50) votes, which equals approximately 60.6% of the voting power of our 82,535,471 outstanding Ordinary Shares as of April 11, 2023 or approximately 38% of all votes cast on an as-converted basis. The Board authorized the exchange by Messrs. Huang and Deng of 1,000,000 Ordinary Shares for an equivalent number of preferred shares, in the form of a poison pill, to enable them to carry out the Company’s business plan without the threat of a hostile takeover. Nevertheless, as a result of their shareholdings, Mr. Huang and Mr. Deng may be able to control the vote over decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors, and other significant corporate actions. They may take action that is not in the best interests of our other shareholders. This concentration of voting power may discourage or delay our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of the sale of our Company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements.

Our Ordinary Shares are currently traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per Ordinary Share. The closing bid price of our Ordinary Shares fell below $1.00 per share for 30 consecutive trading days twice, so we were not in compliance with Nasdaq’s rules for listing standards. Although we regained compliance each time, there can be no assurance we will continue to meet the minimum bid price requirements or any other Nasdaq requirements in the future, in which case our Ordinary Shares could be delisted.

In the event that our Ordinary Shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Ordinary Shares could be conducted only on the over-the-counter market or on an electronic bulletin board established for unlisted securities, such as the OTC. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. In addition, our ability to raise additional capital may be severely impacted if our shares are delisted from Nasdaq, which may negatively affect our business plans and the results of our operations.

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

We defended and settled a securities class action litigation which resulted in significant costs for the Company.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action was brought on behalf of persons that purchased or acquired our Ordinary Shares between December 21, 2020 and January 11, 2021, a period of volatility in our Ordinary Shares, as well as volatility in the price of bitcoin. On April 29, 2021, the Court consolidated several related cases under the caption In re Bit Digital, Inc. Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. On July 6, 2021, the lead plaintiff filed a consolidated class action complaint (the “Amended Complaint”). The Amended Complaint was still based primarily upon a January 11, 2021 short seller report and included, among other things, additional information concerning our previously discontinued peer to peer lending business. We filed a motion to dismiss the lawsuit and vigorously defended the action. While that motion was pending, the Company agreed with the lead plaintiff selected in the case to settle the class action by paying $2,100,000. The Company chose to do that to eliminate the burden, expense and uncertainties of further litigation. The Company continues to deny the allegations in the Amended Complaint and nothing in the settlement is evidence of any liability on the Company’s behalf.

On March 7, 2023, a final judgment in this matter was entered approving the settlement and certifying the class for purposes of enforcing the settlement and payment was then made by the Company.

We have not paid ordinary share dividends in the past and do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends with respect to our Ordinary Shares and do not intend to pay any cash dividends in the foreseeable future. The Preference Shares held by our Chairman of the Board and Chief Financial Officer provide for an eight percent (8%) annual dividend when and if declared by the Board. On February 7, 2023, the Board of Directors declared an eight (8%) percent dividend on the preference shares to Geney Development Ltd., an entity beneficially owned by the Company’s Chairman and Chief Financial Officer. We currently plan to retain any future earnings to cover operating costs and otherwise fund the growth of our business. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our Ordinary Shares as a dividend. As a result, capital appreciation, if any, of our Ordinary Shares will be the sole source of gain for the foreseeable future. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which a shareholder purchased such shareholder’s shares.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Act (Revised) of the Cayman Islands and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws. It may be difficult for a shareholder to enforce against us judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Currently, a portion of our operations and of our assets and personnel are located outside the United States. Four of five members of our Board of Directors are nationals or residents of jurisdictions other than the United States, and a substantial portion, if not all, of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Foreign countries may have no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in a foreign country of judgments of a court in the United States and any of the other jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you sue successfully in a U.S. court or any other jurisdictions, you may not be able to collect on such judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers outside the United States.

We are currently a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to United States domestic public companies.

We are currently a foreign private issuer within the meaning of the rules under the Exchange Act through December 31, 2022. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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

Whether we are a PFIC for 2022 or any future taxable year is uncertain because, among other things, the treatment of digital asset such as bitcoin for purposes of the PFIC rules is unclear. We express no opinion with respect to our PFIC status and also express no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. shareholders contemplating an investment in the Ordinary Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Bit Digital, Inc. (“BTBT” or the “Company”), a Cayman Islands exempted company (formerly known as Golden Bull Limited) is a holding company incorporated on February 17, 2017. Since February 2020, the Company has been engaged in the digital assets mining business currently through its wholly-owned subsidiaries in the United States, Canada, Hong Kong and Singapore and prior to June 21, 2021, in mainland China. Previously, before the involvement of the current management, employees and board of directors, Golden Bull Limited was primarily an online finance marketplace, or “peer-to-peer” lending company, in China that provided borrowers access to loans. On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it was conducting an investigation of Shanghai Dianniu Internet Finance Information Service Co., Ltd., which was a variable interest entity (“VIE”) of the Company, for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least six of those suspects. While the Company has not been subject to any enforcement actions or investigations, nine persons, including a former director of the Company, have been found guilty of fund-raising fraud or illegally collecting public deposits by the People’s Court of Shanghai Pudong New District and were sentenced to imprisonment.

The Company is a sustainability-focused generator of digital assets with large-scale global mining operations in North America. On June 24, 2021, the Company signed the Crypto Climate Accord, a private sector-led initiative to decarbonize the crypto and blockchain sectors.

The Company commenced its mining operations in February 2020. Our bitcoin mining operations, hosted by third party suppliers, use specialized computers, known as miners, to generate bitcoins, a digital asset. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. These bitcoin awards are subject to “halving,” whereby the bitcoin award per block is reduced by half in order to control the supply of bitcoins on the market. When bitcoin was first launched in 2009, miners were awarded 50 bitcoin if they first solved a new block; this award was halved to 25 bitcoin per new block in 2012, and halved again in 2016 to 12.5 bitcoin per new block. Most recently, in May 2020, the then prevailing reward of 12.5 bitcoin per new block was halved to 6.25 bitcoin. This reward rate is expected to next halve in March 2024 to 3.125 bitcoin per new block and will continue to halve at approximately four-year intervals until all potential 21 million bitcoin have been mined. Miners with a greater hash rate generally have a higher chance of solving a block and receiving a bitcoin award.

After a third halving of bitcoins in May 2020, our mining strategy was to mine bitcoins as fast and as many as possible given there are less bitcoins and a lower efficiency of mining. In view of the long delivery time to purchase new miners from miner suppliers like Bitmain and MicroBT, as described below, we initially chose to acquire second-hand miners which can be delivered in only a few weeks.

While the Company remains bullish on bitcoin, and supporting the bitcoin blockchain, it expects to derive revenue from the Ethereum network which powers a smart contract platform, that is the second biggest blockchain by market capitalization at $200 billion as of July 2022 per CoinMarketCap. After many years of development, in connection with the Merge (described below), the Ethereum blockchain made its transition from a proof-of-work (PoW) consensus mechanism, like the bitcoin network, to a proof-of-stake (PoS) model. A proof-of-stake system generally does not expend as much energy to verify transactions as does the bitcoin blockchain. Instead, a participant’s digital assets are deposited in a specific smart contract, which enters them in a lottery. Each time an exchange occurs, a participant is selected from the lottery to verify the transaction and win the reward. The transition to a PoS blockchain occurred on September 15, 2022, when the Ethereum Mainnet merged with the PoS Beacon Chain, a system upgrade that is referred to as the “Merge.” Notwithstanding the fact that a not-for-profit called The Ethereum Foundation helps supervise the blockchain, Ethereum is run by a decentralized group of engineers across the world. As of December 31, 2022, we had 8,799.9 ETH and 2,004.0 sETH-h with a fair market value of approximately $13.0 million. A total of 2,164 ETH were actively staked as of December 31, 2022 using either native staking or liquid staking protocols.

We completed our miner fleet’s exit from China during the third quarter of 2021. Since November 17, 2021, 100% of our miner fleet had arrived in North America. The Company owned 37,676 bitcoin miners and 730 Ethereum miners as of December 31, 2022, with an estimated maximum total hash rate of 2.6 EH/s and 0.3 TH/s, respectively. The reduction of hash rate compared to the beginning of 2021 was due to the aforementioned fleet repositioning from China, in which the Company sold or disposed of certain models (partially offset by purchases).

As previously announced on May 19, 2022, the Company faced interruptions at certain hosting partners’ sites. We signed a new hosting agreement with Coinmint, as described below, for approximately 20 MW of primarily carbon-free power, more than enough to offset the effect of the interruptions. Coinmint has fulfilled all of this capacity.

For the year ended December 31, 2022, we recognized a net loss of $105,296,603, comprised of (a) a $24,654,267 impairment of digital assets as a result of the decline in value of bitcoin and ETH, (b) a $50,038,650 impairment of property and equipment, and (c) the decline in revenue from digital asset mining of $63,781,977 (66.4%) percent from $96,078,570 to $32,296,593 compared to the year ended December 31, 2021. The decrease in the average price of bitcoin during 2022, as well as the Merge involving Ethereum described below, reduced industrywide margins and forced difficult decisions across the industry. Fortunately, we believe that our strong balance sheet partially has insulated us from short-term price movements and has enabled us to advance our long-term vision. We ended the year 2022 with $32.7 million in cash and cash equivalents, over $62.2 million in total liquidity, zero debt, and no outstanding obligations under any miner purchase agreements. This provides us ample flexibility to continue deploying miners and canvas the market for opportunistic purchases at potentially distressed pricing.

For the year ended December 31, 2022, we received 1,247.5 bitcoins and 294.3 ETHs from one bitcoin mining pool operator one ETH mining pool operator.   We managed to modestly increase bitcoin production on a sequential basis despite previous announced interruptions in our hosting partners’ operations.

Approximately 85% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of December 31, 2022, based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

We believe there is currently an excess supply of both used and new miners in the market. Historically, when the market for miners has been tighter, we have utilized the spot market for miner acquisition which can result in delivery within a few weeks. If the supply for miners should tighten significantly, we may not be able to acquire the desired number of miners in a timely manner. However, management will only seek to deploy its miners if the economics present an acceptable return to us.

The Company signed a hash rate swap agreement with Riot Platform, Inc. (f/k/a Riot Blockchain, Inc., hereinafter “Riot”) on June 9, 2022, and concurrently signed a new hosting agreement with Coinmint LLC (“Coinmint”). Under the hash rate swap agreement, the Company received an approximate aggregate of 0.625 Exahash (“EH/s”) of hash rate from Riot, in exchange for 0.500 EH/s, delivered by the Company to Riot, representing a 25% premium to the hash rate delivered. This premium was primarily designed to reflect the fact that Riot received miners from the Company that were “factory new,” whereas Riot delivered miners that had previously been in operation. Bit Digital delivered S19j Pro miners to Riot in exchange for S19 Pro miners. According to the manufacturer Bitmain, S19j Pro miners achieve approximately 104 TH/s (+3%) and have a power consumption of 3068W (+5%) and power efficiency of 29.5 J/TH (+5%) while S19 Pro miners achieve approximately 110 TH/s (+3%) and have a power consumption of 3250 W(+5%) and power efficiency of 29.5 J/TH (+5%). Thus, the miners received from Riot have the same power efficiency and a slightly higher power consumption, but were expected to have experienced some degree of economic depreciation as a result of having previously been placed into service. The first tranche of the swap was delivered to the Company on June 17, 2022, and the final tranche was delivered on July 1, 2022. As of July 2, 2022, all of the Company’s newly-acquired miners were actively deployed at the Coinmint facility.

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands.

We listed our Ordinary Shares on the Nasdaq Capital Market under the symbol “DNJR” on March 19, 2018 and completed an initial public offering of 1,550,000 Ordinary Shares on March 22, 2018 (“IPO”), raising approximately $5.2 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On March 28, 2018, ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company’s IPO exercised the full over-allotment option to purchase an additional 232,500 Ordinary Shares raising approximately $850,000 in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

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

In October 2019, the Company decided to enter the bitcoin mining business and commenced operations in February 2020. On April 8, 2020 the Company acquired Bit Digital Hong Kong Limited (“Bit Digital Hong Kong”) (formerly known as XMAX Chain Limited and with no relation to XMAX Foundation PTE Ltd., a Singapore company), as a wholly-owned subsidiary in Hong Kong. Bit Digital Hong Kong was purchased from an unaffiliated third party. Management determined that Bit Digital Hong Kong was formed in March 2018 under the name XMAX Chain Limited.

On August 7, 2020, the Company changed its Nasdaq trading symbol to “BTBT”. On September 10, 2020, the Cayman Islands recorded the Certification of Incorporation on Change of Name, officially changing the Company’s name to “Bit Digital, Inc.”

On September 1, 2020, the Company formed Bit Digital USA, Inc. (“BT USA”), as a wholly-owned Delaware subsidiary in order to conduct its bitcoin mining business in the U.S.

On September 8, 2020, the Board approved the disposal of Point Cattle Holdings Limited, a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which Golden Bull Limited previously operated its peer-to-peer lending business and the car rental business in PRC. Prior to the sale, we discontinued our peer-to-peer lending business and the car rental business in the PRC (“discontinued operations”). On the same date, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holdings Limited (the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration. The former subsidiaries and VIEs in the PRC that had been engaged in the discontinued operations no longer have any relationship with the Company.

On December 31, 2020, the Company entered into a Securities Purchase Agreement (the “SPA”) with Ionic Ventures LLC (“Ionic”), an accredited institutional investor, for the sale of subordinated convertible notes due May 5, 2021 (the “Notes”) up to an aggregate original principal amount of $1,650,000 with an original issue discount (OID) of 10% in a private placement. On February 5 and March 12, 2021, the Company completed the sale of the Notes in the principal amounts of $1,100,000 and $550,000, respectively, to Ionic pursuant to a Securities Purchase Agreement dated as of January 11, 2021. On May 5, 2021, the Notes were automatically converted into 289,662 Ordinary Shares at $5.70 per share.

On January 11, 2021, the Company entered into a Purchase Agreement, as amended and restated on July 30, 2021, with Ionic whereby we have the right, but not the obligation, to sell to Ionic, and Ionic is obligated to purchase up to in the aggregate $80,000,000 worth of Ordinary Shares. Sales of Ordinary Shares by the Company, if any, will be subject to certain limitations, and may occur from time, at the Company’s sole discretion, over the 36-month period commencing on May 20, 2021 (the “Commencement Date”). The Company had sold to Ionic an aggregate of approximately 16,962,521 Ordinary Shares for an aggregate price of approximately $58 million prior to suspending  sales. A registration statement concerning the remaining $44 million of Ordinary Shares the Company may sell to Ionic was declared effective by the SEC on February 7, 2022.

On February 23, 2021, the Company formed Bit Digital Canada Inc., a Government of Alberta, Canada corporation as a wholly-owned subsidiary to conduct its digital asset mining operations in Canada.

On June 1, 2021, the Company formed Bit Digital Strategies Limited, as a wholly-owned Hong Kong subsidiary in order to conduct treasury management activities.

On June 24, 2021, the Company signed the Crypto Climate Accord, a private sector-led initiative that aims to decarbonize the crypto and blockchain sectors.

On July 1, 2021, the Company formed Bit Digital Singapore PTE. LTD., as a wholly-owned Singapore subsidiary in order to conduct digital asset staking activities.

On September 29, 2021, the Company entered into a Securities Purchase Agreement with certain purchasers thereto, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $80,000,017 of securities, consisting of 13,490,728 Ordinary Shares of the Company and Ordinary Share Purchase Warrants to purchase an aggregate of 10,118,046 Ordinary Shares at an exercise price of $7.91 per whole share (subject to adjustment), for a combined purchase price of $5.93 per share and accompanying warrant. The transaction was closed on October 4, 2021.

On October 6, 2021, Bit Digital USA, Inc. entered into a Non-Fixed Price Sales and Purchase Agreement (the “Agreement”) with Bitmain Technologies Limited to purchase 10,000 Antminer bitcoin miners. The miners were expected to increase the Company’s miner fleet hash rate by approximately 1.0 Exahash (“EH/s”). The total maximum purchase price is estimated at $65 million (subject to certain potential discounts). Net of discounts, the Company paid $58 million for the order. As of September 30, 2022, the Company had received the previously announced 10,000-unit miner purchase from Bitmain.

On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

On May 4, 2022, the SEC declared effective the Company’s Shelf Registration Statement on Form F-3. Under the registration statement, the Company may offer and sell equity securities from time to time in one or more offerings at the market (ATM) at prices and on terms which the Company will then determine for an initial aggregate offering price of $500,000,000. To date, no securities have been sold under such registration statement.

Bit Digital has operations in North America, Hong Kong and Singapore. The Company has no subsidiary or VIE legal entities in mainland China, with a portion of non-mining assets and personnel located in Hong Kong. Four of five members of the Board of Directors are nationals or residents of jurisdictions, other than the United States. As of the report date, the Company is a Cayman entity with two Hong Kong subsidiaries, one U.S. operating subsidiary, one Canadian subsidiary and one Singapore subsidiary.

Foreign Private Issuer Status

As of June 30, 2022, the date of determination, we determined that we remain a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

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

We could remain an emerging growth company for up to five years ending December 31, 2023, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at 33 Irving Place, New York, New York 10003. Our telephone number at this address is +1 (212) 463-5121.   Our office in Hong Kong is located at Room 3603, Tower 2 Metro Plaza, Hong Kong, China. Our registered office in the Cayman Islands is located at Corporate Filing Services Ltd., 3rd Floor, Harbour Centre, 103 South Church Street, George Town, Grand Cayman, KY 1-1002, Cayman Islands. Our office in Singapore is located at 21 Floor, 88 Market Street, Capital Spring, S048948. Our agent for service of process in the United States is Corporation Service Company, 19 West 44th Street, Suite 201, New York, NY 10036. The Company’s legal advisers are as follows: in the PRC: Tian Yuan Law Firm, 10F, Tower B, China Pacific Insurance Plaza, 28 Fengsheng Hutong, Xicheng District, Beijing 10032 China; in the Cayman Islands: Ogier, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009; and in the United States: Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, New York 10158. Our Auditors are: Audit Alliance, LLP, 20 Maxwell Road #11-09, Maxwell House, Singapore 069113. See “Experts” regarding prior auditors. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

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

Capital Expenditures

For the years ended December 31, 2022, 2021 and 2020, we incurred capital expenditures of approximately $19.3 million, $46.8 million, and $4.5 million, respectively for purchases of miners for our bitcoin mining business in cash. In addition, for the year ended December 31, 2022, we incurred 2.4 million in USDC for purchases of bitcoin miners for our bitcoin mining business. These capital expenditures were financed by cash provided by operating and financing activities.

Digital Asset Mining

Bitcoin mining operations

In view of the widespread adoption of blockchain technology and bitcoin worldwide, the Company determined to enter the bitcoin mining industry, which is focused on the production of bitcoin. We commenced investigation of the business in August 2019 and found that bitcoin mining is believed to be profitable and our business plan is viable. In October 2019, the Company decided to implement its business strategy with the temporary suspension of its existing P2P lending business. On October 18, 2019, Mr. Erke Huang joined the Company as Chief Financial Officer and as a Director on October 29, 2019. On March 31, 2021, Bryan Bullett and Sam Tabar joined the Company as Chief Executive Officer (“CEO”) and Chief Strategy Officer (“CSO”), respectively, until March 31, 2023. The Company contemporaneously established its worldwide headquarters office in New York City. Mr. Bullett resigned his employment with the Company as CEO effective March 31, 2023 and became a non-executive senior advisor of the Company. Mr. Tabar succeeded Mr. Bullett as CEO effective March 31, 2023.

Today, we are a sustainability-focused generator of digital assets with large-scale, global mining operations in North America. On June 24, 2021, the Company signed the Crypto-Climate Agreement, a private sector-led initiative to decarbonize the crypto and blockchain sector. On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

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

From April through June 2021, we migrated 14,500 miners from China to the United States. As of June 30, 2021, 9,489 of our miners in China were warehoused and were not in operation, awaiting disposition or migration to North America. As a result, a significant portion of our fleet was offline in 2021. Prior to shipment, we generally refurbished our miners in a facility in Shenzhen, China, to ensure resilience during transfer and operability upon arrival. Miners are securely packaged and shipped via air or by sea, depending on market conditions. We completed the migration of all of our remaining China-based miners out of China by September 2021. The last miner shipments arrived in the U.S. on November 17, 2021. 27.8% of our fleet, or 7,710 bitcoin miners representing 0.457 EH/s, was deployed in North America as of December 31, 2021. As of June 30, 2022, 23% of our currently-owned fleet, or 8,990 bitcoin miners representing 0.76 Exahash (“EH/s”), was deployed in North America.

On October 7, 2021, the Company contracted to purchase an additional 10,000 Antminers from Bitmain Technologies Limited (“Bitmain”) under a Sales and Purchase Agreement (the “SPA”) at an original estimated cost of $65,000,000. Those miners were expected to increase the Company’s miner hash rate by approximately 1.0 Exahash (“EH/s”). The initial payment of $27,500,000 under the SPA was made on October 7, 2021 upon the signing of the SPA and an aggregate of $58,000,000, net of discounts, had been paid, in full, as of May 24, 2022. The last shipment of miners was received on June 27, 2022. The Company used funds on hand and proceeds from the sale of securities in our September 2021 private placement, as well as the liquidation of bitcoins we held, to fund the purchase of these additional miners.

The miners we own are primarily made by manufacturers MicroBT and Bitmain for bitcoin mining, which we believe are the top two brands in the industry, and the standard bitcoin ASIC miners providing hash computing power to the bitcoin network. The market for miners is sensitive to fluctuations in both supply and demand. We believe there is currently an excess supply of miners in the market. Historically, when the market for miners has been tighter, we have utilized the spot market for miner acquisition which can result in delivery within a few weeks. If the supply for miners should tighten significantly, we may not be able to acquire the desired numbered of miners in a timely manner.

Miner Fleet Update and Overview

As of December 31, 2022, we had 37,676 miners for bitcoin mining and 730 miners for Ethereum mining, with a total maximum hash rate of 2.6 EH/S and 0.3 TH/s, respectively.

On October 7, 2021, we contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an initial estimated cost of $65 million. Net of discounts, the Company paid $58 million for the order. As of September 30, 2022, the Company had received the previously announced 10,000-unit miner purchase from Bitmain. The Company currently has no outstanding payment obligations for miner purchases.

On March 27, 2022, we entered into Asset Purchase Agreements with each of four unaffiliated sellers of bitcoin mining computers, from whom we acquired an aggregate of 706 bitcoin miners on the spot market, including 184 S19 J Pro miners; 197 S19 miners; 197 S19 miners; and 128 S19/S19 Pro miners, respectively. The acquired miners were delivered during April 2022.

On June 9, 2022, the Company and Riot Blockchain, Inc. (“Riot”) entered into a Hashrate Swap Agreement (the “HSA”). The HSA provides for the exchange of cryptocurrency mining power (“Hashrate”) through the exchange of bitcoin mining computers. As additional consideration to the Company to exchange its factory-new miners for Riot’s operating miners, Riot agreed to deliver twenty-five (25%) percent more Hashrate to the Company than the Company Digital will deliver to Riot. As a result of the HSA, the Company will receive an aggregate of 0.625 EH/s of Hashrate from Riot, in exchange for 0.500 EH/s. As of July 1, 2022, Riot has delivered 5,682 machines in exchange for our 4,984 machines.

On February 14, 2022, the   Company sold 100 MicroBT Whatsminer M21S miners 903 MicroBT Whatsminer M21S miners and 9 MicroBT Whatsminer M20S miners on June 13, 2022, and 103 MicroBT Whatsminer M21S miners on August 16, 2022. For the year ended December 31, 2022, the Company also wrote off 641 MicroBT Whatsminer M21S, 253 MicroBT Whatsminer M20S, 23 Bitmain Antminer S17 and 1 Innosilicon A10 series ETH miner.

Digital Asset Production

From the inception of our bitcoin mining business in February 2020 to December 31, 2022, we earned an aggregate of 4,822.9 bitcoins.

The following table presents our bitcoin mining activities for the year ended December 31, 2022.

	Number of bitcoins	Amount (1)

Balance at December 31, 2021	808.2	$28,846,587
Receipt of BTC from mining services	1,247.5	31,414,102
Exchange of BTC into ETH	(742.5)	(12,160,450)
Sales of and payments made in BTC	(366.9)	(11,160,996)
Impairment of BTC	-	(21,143,096)
Balance at December 31, 2022	946.3	$15,796,147

(1)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price obtained from CryptoCompare, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Due to the volatile price of bitcoin and ETH and the uncertainty of the number of digital assets mined, it is very difficult for the Company to perform and rely on a breakeven analysis. However, the Company monitors the direct costs related to our mining business. We have disclosed the direct costs related to the production of digital assets, cost of revenues, in our quarterly financial statements. Cost of revenues is primarily comprised of direct production cost of the mining operations, including utilities and other service charges, and excludes general and administrative expenses and other indirect and overhead costs. Below is the cost of revenues per bitcoin/ETH in fiscal years 2020 and 2021 and in 2022.

Below is the cost of revenue per bitcoin/ETH in fiscal years 2020, 2021 and in 2022:

Year	Bitcoin	ETH
2020	$9,340	N/A
2021	$14,884	N/A
2022	$15,996	$1,428

Our mining facilities and mining platform operate with the primary intent of accumulating bitcoin, which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Each of our operating subsidiaries in Hong Kong, U.S., Canada and Singapore received revenue in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. The digital asset is either held by the subsidiary or sold for fiat currency or USD Coin (“USDC”). See “Digital Asset Transactions” below.

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

The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest MicroBT M31S miner performs in the range of 76 terahash per second (TH/s) per unit, MicroBT M21S miner in the range of 50 - 58 TH/s per unit; M20S performs in the range of 64 - 68 TH/s per unit; M10 performs in the range of 31 – 35 TH/s per unit; Bitmain S19Pro performs with a maximum hashrate of 110 TH/s per unit; Bitmain S17Pro performs 53 TH/s per unit; Bitmain S17+ performs in the range of 58-73 TH/s per unit; Bitmain S17E performs in the range of 56-64 TH/s per unit; Bitmain T17+ performs with a maximum hashrate of 64 TH/s per unit; Innosilicon T17 performs in the range of 40-50 TH/s per unit; Innosilicon T3 performs in the range of 41 – 45 TH/s per unit; Innosilicon A10L performs with an average hashrate of 405 MH/s per unit; Innosilicon A10U performs with an average hashrate of 438 MH/s per unit. These mining hardware are on the cutting edge of available mining equipment; however, advances and improvements to the technology are ongoing and may be available in quantities to the market in the future which may affect our perceived position.

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

Our former pool operators didn’t charge mining pool fees. As of the date of this report, the Company participates in the Foundry USA Mining Pool (“Foundry”) solely for mining digital asset pursuant to the Foundry USA Pool Service Agreement between the Company and Foundry (the “Pool Service Agreement”). Foundry provides the Company with digital currency mining pool and ancillary services and products. Foundry is a mining pool structured to provide transparency and stable payments to contributing miners. The Company contributes its processing power to Foundry and receives a fractional share of the pool’s total mining rewards that is based on its proportionate share of computational power contributed towards solving the aggregate block rewards. Foundry receives both the block reward and the transaction fees when successfully adding a block to the blockchain. Thus, the consideration received by the Company is variable. Likewise, the number of digital assets mined by pool participants is variable. The monthly service, power costs and profit-sharing charge are not used in determining the variable consideration. Prior to April 19, 2023, in consideration of the Company being an early strategic customer of Foundry and in view of competition, Foundry has not charged the Company with a fee for its services. Beginning April 19,2023, Foundry applies a 0.27% fee on the total Bitcoin (BTC) earnings of the Company, referred to as the “Pool Fee.” Foundry calculates and deducts the Pool Fee from the total BTC earned and deposits the remaining net amount into our wallet.    Pursuant to the Pool Service Agreement, Foundry will reimburse digital assets or U.S. Dollars, at its sole discretion, in the event of a disruption in service which is caused by their fault. A service agreement is in full force and effect while the Company’s usage rights to the pool are in effect. The average and median number of bitcoins we received per month from Foundry is 104.0 and 103.1, respectively, from January to December 2022. The range of number of bitcoins received per month from Foundry is 53.4 to 152.5 for the same period. Foundry does not currently provide wallet or custodial services to the Company. Currently, digital asset rewards are deposited to our custodian wallet addresses by Foundry on a daily basis. The risk of loss or theft of digital assets when Foundry transfers digital assets in a custodian wallet is no different than any other transfer from one wallet to another.

Hosting Agreements

In order to achieve lower utility costs, our mining facilities are maintained by third-party hosting service providers. Our hosts generally install our miners, and provide IT consulting, maintenance and repair work on site for us.

Compute North

Our miners’ facilities in Texas and Nebraska were previously maintained by Compute North LLC, (“Compute North”), a well-known miner hosting company in North America pursuant to a Master Agreement dated September 9, 2020 between Compute North and the Company (the “Master Agreement”). The term of the Master Agreement was for the remainder of any Equipment Term set forth on an Order Form when Compute North notifies the Company in writing that such equipment has been received and turned on by Compute North. Compute North provided colocation, managerial and other services at its data center facilities, including rack space, electrical power, ambient air cooling, internet connectivity and physical security for the Company’s miners during the equipment term of any miner. From November 2020 through March 2021, the Company signed additional hosting capacity bringing aggregate capacity with Compute North to approximately 48 MW with terms ranging from 12 to 36 months. At the facilities maintained by Compute North, the Company installed miners and was responsible for a monthly service fee per unit and power costs to be set forth on an Order Form as updated from time to time. The monthly service fee ranged from $2.00 to $3.00 per unit. Power costs ranged from $0.35 to $0.60 per kWh. Pursuant to certain Order Forms, Compute North was entitled to receive a range of 15–25% of the bitcoin mined after payment of the Monthly Service and Power Fees.

As of December 31, 2022, facilities formerly owned and operated by Compute North in Nebraska and Texas provided approximately 20 MW to power our miners.

In the event of a default in payment by the Company under the Master Agreement, Generate Capital could foreclose on the Company’s assets and liquidate them. The Master Agreement is terminable by Compute North for cause. The Master Agreement provided for a security interest in our miners maintained at Compute North’s location. The security interests are intended to secure the Company’s obligations under the Master Agreement. The Master Agreement permitted Compute North to file UCC1 Financing Statements to evidence such security interests. Compute North was permitted, at any time, to assign, transfer, delegate or subcontract any or all of its rights or obligations under the Master Agreement without the Company’s prior written consent. There were no bankruptcy provisions in the agreement and we maintained ownership of the approximately 7,628 miners previously hosted by Compute North.

On September 22, 2022, Compute North filed for Chapter 11 in the U.S. Bankruptcy Court for the Southern District of Texas. Compute North’s lender, Generate Capital, has taken ownership of two (2) hosting facilities previously owned and operated by Compute North in Kearney, Nebraska, where the Company maintains miners, and Wolf Hollow, Texas, where the Company had contracted for additional capacity.

On January 7, 2023, the Company received a purported termination notice from the assignee operating companies of Compute North, affiliated with Generate Capital, PBC. Each of GC Data Center Kearney, LLC and GC Data Center Granbury, LLC (collectively, “Generate”), bitcoin mining data centers located in Kearney, Nebraska and Wolf Hollow, Texas, claimed to have provided written notice of termination of the Master Agreement. The Master Agreement and all order forms issued thereunder were claimed to have been assigned to Generate prior to Compute North’s filing for bankruptcy protection. Generate claims that it has the right to terminate the Master Agreement for alleged “uncured failure to make” certain “payments” in the aggregate amount of $3,289,509.50. Generate has stated that if the Company fails to pay all amounts due, it will exercise all of its purported rights including, but not limited to, retention of the Company’s miners and assorted equipment and deposits in the aggregate amount of $1,476,071 under the Master Agreement. The Company disputed the propriety of the termination and attempted to resolve the dispute with Generate.

On January 20, 2023, Generate cut power to the Company’s miners at the former Compute North site in Kearney, Nebraska. Pursuant to a Litigation Standstill Agreement dated January 23, 2023, as amended through March 31, 2023. The Company paid Generate for its operations and is in the process of relocating its miners to facilities hosted by Coinmint and Blockfusion in New York State.

Digihost

In June 2021, we entered into a strategic co-mining agreement with Digihost Technologies (“Digihost”) in North America. Pursuant to the terms of the agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of a 20 MW bitcoin mining system to be delivered by Bit Digital. Digihost also provides services to maintain the premises for a term of two years. Notwithstanding the foregoing, each party has the right to terminate the agreement in the event of the enactment of New York Senate Bill S6486, or a similar federal, state or local law, that would require so-called “digital asset mining centers” to cease operations. The collaboration between Digihost and Bit Digital is expected to power approximately 400 Ph/s between the companies based on certain assumptions, including, but not limited to, the hash rate and power consumption of miners anticipated to be utilized by the bitcoin mining systems and other factors outside of the Company’s control, specifically that the companies deploy, on average, miners with a hash rate per unit of approximately 60 TH/s and power consumption per unit of approximately 3,000 watts. It further assumes the availability of such miners for purchase, and the availability of capital to fund such purchases, to the extent that the companies do not have sufficient miner quantities on-hand to fill the aggregate power capacity at the time of deployment. Under the terms of the agreement, Digihost is obligated to provide power for the operation of the miners and to also provide management services necessary to maintain 95% uptime on the miners. This agreement required a $511,000 security deposit, the first month’s rent of $511,000 and a one-time safety installation fee of $35 per miner. The monthly recurring cost is a Power Cost of $0.035 per kWh on an averaged basis and may include additional costs per kWh on renewable natural gas usage (TBD). Maintenance and Service Costs are part of the monthly recurring charge on a performance basis. Digihost shall also be entitled to 20% of the profit generated by the miners, paid weekly. Profit generated by miners, per calendar month, is defined as (a) the fair value of digital assets mined by the miners hosted by Digihost, less (b) the amount of digital assets that have a value that is equal to all costs related to the operation of the Company’s miners, including power cost, maintenance cost, and service cost. Digihost shall be provided read-only access to the Company’s wallet for funds generated by the miners.

In July 2021, the Company and Digihost entered into a second strategic co-mining agreement to provide 100 MW that was expected, at the time of execution, to be powered by approximately half renewable and/or carbon free energy sources, subject to finalizing our energy procurement strategy with Digihost. The second agreement brings our total contracted hosting capacity with Digihost to 120 MW. Under this second Colocation Services Agreement (the “CSA”), Digihost will provide the premises to the Company for the operation of a 100 MW bitcoin mining system for a term of two years, subject to earlier termination described above as a result of the above-described pending New York State legislation, or otherwise for Cause, as defined in the CSA. This expanded CSA is expected to facilitate an additional increase in hash rate of approximately 2EH between the two companies and a total increase in hash rate between the two companies of approximately 2.4EH, including the prior colocation described above, based on certain assumptions including, but not limited to, a hash rate of approximately 8 TH/s and power consumption per unit of approximately 3,360 watts of miners anticipated to be utilized by the bitcoin mining systems, and other factors including the Company’s ability to purchase such equipment and to secure financing for such purchases. Other terms are substantially the same as under the initial agreement, including 95% uptime for miners and charges for safety installation fees, maintenance costs, power costs, and profit-sharing provisions. The CSA required a security deposit of $2,555,000 and monthly power costs of $511,000 for each of the five months of December 2021 through April 2022. The Company has been refunded all required deposits.

In May 2022, our hosting partner Digihost advised us that limited operations at its North Tonawanda plant would require 1,580 of the Company’s miners to temporarily go offline. Digihost was unable to meet its obligations to provide 95% uptime under the initial co-mining agreement. As of the date of this report, we have not powered on our miners as it is not currently economical to do so. Additionally, Digihost has informed us that they continue to work to identify a location to fulfill the remaining 100 MW of contracted hosting capacity pursuant to our agreements. While the Company continues to work towards its goal of full fleet deployment, it will only seek to deploy its miners if the economics present an acceptable return on investment.

Blockfusion

On August 25, 2021, the Company entered into a Mining Services Agreement (the “MSA”) with BlockFusion USA, Inc. (“Blockfusion”) to provide 35 MW that is expected to be powered primarily from zero carbon emission energy sources. The MSA is for a two (2) year Term with automatic renewals for one (1) year terms unless terminated by either party on at least thirty (30) days’ prior written notice. During the Term, Blockfusion shall provide certain colocation, operation, management and maintenance services (the “Services”). If Blockfusion fails to provide an uptime of 98.5% or better, the Performance Fees under the MSA shall be reduced.

On May 12, 2022, Blockfusion advised us that the substation at its Niagara Falls, New York facility was damaged by an explosion and fire, and power was cut off to approximately 2,515 of the Company’s bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company have entered into a common interest agreement to jointly pursue any claims evolving from the explosion and fire. Prior to the incident, our facility with Blockfusion in Niagara Falls provided approximately 9.4 MW to power our miners. We have estimated the loss of revenue at our Blockfusion site from the disruption of service on May 12, 2022 to December 31, 2022 to be approximately $3,200,000. Our methodology is based on the historical digital assets reward for those impacted miners and the average price of bitcoin and ETH earned during the above period. Power was restored to the facility in September 2022. However, the Company received a notice (the “Notice”) dated October 4, 2022, from the City of Niagara Falls. The Notice ordered the cease and desist from any cryptocurrency mining or related operations at the Niagara Falls facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning ordinance (the “Ordinance”), in addition to all other city ordinances and codes. Blockfusion has advised the Company that the Ordinance came into practical effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it submitted applications for new permits based on the Ordinance’s new standards and that the permits would take several months to process. Bit Digital management continues to monitor the situation.

Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.” On October 5, 2022, Bit Digital further advised Blockfusion that it expects it to comply with the directives of the Notice.

Under the MSA, Blockfusion shall provide the Company with all necessary access to remotely monitor — in person or remotely — the generated digital asset and all other metrics as reasonably requested by the Company. The Company shall pay the actual expenses incurred for the energy used by the Company on a monthly basis plus management costs of $2.00 per miner. Blockfusion shall receive a Performance Fee in respect of services relating to the first 20.0 MW Hrs of load power equal to 30% of Net Digital Assets mined for any period, subject to adjustment. In respect to the next 15.0 MW Hrs equal to 20% of Net Digital Assets mined subject to adjustment. The Net Digital Assets for a Payout Period means the Generated Digital Assets minus the amount of Digital Assets that have a value that is equal to the Estimated Daily Costs for Mining such Digital Assets for such Payout Period. In other words, the “Net Digital Assets” means the digital assets generated by the miners hosted by Blockfusion minus the amount of digital assets that have a value that is equal to costs incurred to operate and maintain the Company’s miners, including power cost and management cost.

The Company initially provided Blockfusion with mining equipment for installation in September 2022, and at various times thereafter. The Company paid Blockfusion in advance $3,750,000 (the “Infrastructure Investment”) to pay for actual bona fide expenses incurred by Blockfusion. During the Term and for a twelve (12) month period after termination of the MSA (the “ROFR Period”), the Company may propose to match the terms of a bona fide offer from a third party to finance or otherwise sell any interest in Blockfusion, or any of its material assets or business interests (a “Covered Transaction”), provided that Company shall be credited the amount of the Infrastructure Investment paid and not reimbursed (the “Discount”). If the Parties do not enter into definitive agreements in respect of one or more Covered Transactions pursuant to which the Company obtains the full economic benefit of the Discount, then, within twelve (12) months following the termination of this Agreement, Blockfusion shall refund the Infrastructure Investment.

Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.”

Blockbreakers

On June 1, 2022, the Company’s subsidiary, Bit Digital Canada, Inc., entered into a Mining Services Agreement (the “MSA”) with Blockbreakers, Inc. to provide five (5) MW of incremental hosting capacity at its facility in Canada. The facility utilizes an energy source that is primarily hydroelectric. The facility currently powers approximately 650 of the Company’s miners and is expected to accommodate up to 1,500 miners during the coming months.

The MSA is for a two (2) year term (the “Term”), unless terminated earlier, with automatic renewals for additional one (1) year terms, unless terminated by either party upon at least sixty (60) days’ prior written notice. During the Term, Blockbreakers shall provide certain colocation, operation, management and maintenance services (the “Services”). The Company shall pay for the actual expenses incurred by Blockbreakers for the energy used by the Company and for the ancillary energy used in relation to the mining on the premises. The Company was required to make a deposit of $100,000 to secure the payment of power costs and other sums due under the MSA. The Company shall pay Blockbreakers a Performance Fee for each twenty-four (24) hour period equal to fifteen (15%) percent of Net Digital Assets, defined as generated digital assets, minus the monthly fee minus the digital assets that have a value equal to the estimated daily costs for mining such digital assets.

In the event Blockbreakers fails to provide uptime of at least 97.5% in any calendar month, provided such failure was not caused principally by the Company or a third party not under the control of Blockbreakers, then the Performance Fee for that month shall be reduced by ten (10%) percent.

The Company retained sole ownership of all mining equipment and generated digital assets minus the Performance Fee. Blockbreakers retained all rights in any lease, sublease or license under which Blockbreakers occupies the premises with any equipment and property thereon. Blockbreakers shall keep required policies in effect with responsible insurers

Effective March 20, 2023, Bit Digital USA entered into a Term Loan Facility and Security Agreement (the “Facility”) with Blockbreakers and a Term Loan Note for $400,000. The Facility is to be used to develop a mining site in Quebec for 3 MWh for digital asset mining. The Note is due on October 10, 2023, or sooner on an Event of Default (as defined) and accrues interest at 9% per annum paid monthly. The loan is secured by a first priority lien and security interest in all of Blockbreakers’ assets.

Coinmint

As of May 26, 2022, we entered into a Master Mining Services Agreement (the “MMSA”) with Coinmint LLC (“Coinmint”), pursuant to which Coinmint will provide mining colocation services for a one-year period automatically renewing for three-month periods unless terminated earlier. The Company will pay Coinmint electricity costs plus operating costs required to operate the Company’s mining equipment, as well as a performance fee equal to 27.5% of profit, subject to a ten percent (10%) reduction if Coinmint fails to provide Uptime of ninety-eight (98%) percent or better for any period. Our average utility costs under the Coinmint Agreement were $0.0504 per kWh during June 2022 and have averaged as high as $0.0916 and $0.0872 per kWh in August and September, 2022. The average utility costs have decreased in the last quarter of the year to $0.0580 per kWh in October, $0.0349 per kWh in November, and $0.0508 per kWh in December, after previous highs in August and September. The Company is required to make an initial collateral deposit of $20,000 per Megawatt of projected capacity. We are not privy to the emissions rate at the Coinmint facility or at any other facility. However, the Coinmint Facility operates in an upstate New York region that utilizes power that is reported to be 90% emissions-free as determined by the New York Independent System Operator, Inc. (“NYISO”) report for 2022. As of December 31, 2022, Coinmint provided approximately 20 MW of capacity for our approximately 6,000 miners. On April 5, 2023, the Company entered into a letter agreement and MMSA Amendment pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Plattsburgh, New York. The agreement is for two (2) years automatically renewable for three (3) months unless not renewed by either party on ninety (90) days prior written notice. The Performance Fees under this letter agreement range from 30% to 33%.

As a result of its signed hosting agreements, the Company had contracted for hosting capacity sufficient to complete the redeployment of its fleet in North America, with additional signed capacity to facilitate potential future fleet growth. However, there can be no assurance as to if and when additional signed capacity can be delivered due to factors beyond the Company’s control. The Company continues to evaluate additional hosting arrangements with existing and prospective new hosting partners in North America.

Core Scientific

On February 22, 2021, the Company entered into a Master Services Agreement with Core Scientific Inc. (“Core Scientific”) to provide colocation hosting, rack space, security, monitoring, maintenance, utilities, repair, facility management, account management, network and data access, technical support, and heat and thermal management services at a data center managed by Core Scientific in Georgia. Core Scientific hosted 100 S19 Pro miners owned by the Company and provided approximately 0.3 MW to our miners. The agreement was for two (2) years unless earlier terminated and shall automatically renew for successive twelve (12) month renewal terms unless earlier terminated. On December 21, 2022, Core Scientific filed for bankruptcy protection in the Southern District of Texas.

In November 2022, Core Scientific notified the Company that the hosting agreement would not be renewed and would be terminated on February 22, 2023. The Company has removed its miners from this hosting facility and relocated them to the Coinmint facility.

Competition

In digital asset mining, companies, individuals and groups generate units of digital asset through mining. Miners can range from individual enthusiasts to professional mining operators with dedicated data centers. Miners may organize themselves in mining pools. The Company competes or may in the future compete with other companies that focus all or a portion of their activities on owning or operating digital asset exchanges, developing programming for the blockchain, and mining activities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.

Our competitors in bitcoin mining include Riot Blockchain, Inc., Marathon Digital Holdings, Greenidge Generation Holdings Inc., Argo Blockchain PLC, Digihost Technology Inc., Hive Blockchain Technologies Inc., Hut 8 Mining Corp., Bitcoin Investment Trust, Blockchain Industries, Inc., Bitfarms Technologies Ltd., DMG Blockchain Solutions Inc., HashChain Technology, Inc., MGT Capital Investments, Inc., DPW Holdings, Inc., Layer1 Technologies, LLC., Northern Data AG, Cipher Mining Technologies Inc., and TeraWulf Inc. The bitcoin industry is a highly competitive and rapidly changing industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future. For more information regarding those risk factors known to us, see the section entitled “Risk Factors” herein.

In the Ethereum staking ecosystem, various entities, including companies, individuals, and groups, stake a specific number of tokens on the network. This process enables them to actively contribute to block creation and receive rewards in return. Rather than direct competition, the dynamic between validators is characterized by indirect or cooperative interaction. Validators are randomly selected by the Ethereum protocol to perform the validation process. The likelihood of being chosen as a validator is directly proportional to the size of their stake. In simpler terms, the more ETH staked, the greater the chance of being selected as a validator and earning rewards.

Key competitors in the Ethereum staking landscape are intermediary staking services such as Lido, Coinbase Global, Inc., and Binance Holdings Ltd. These companies pool their customers’ Ethereum holdings to collectively stake on the Ethereum network.

Custodian Accounts

Generally, we only sell bitcoins when there is a need to fund our working capital requirements and the purchase of mining equipment. We otherwise store the balance in custody. As of December 31, 2022, we used Cactus Custody, a division of Matrixport Guard Limited (“Cactus Custody”), as our custodian (the “Custodian”) to store our digital assets. While the Custodian holds our digital assets, the ownership and operation rights are always 100% attributed to the Company. Our custody account status and assets transactions are clearly recorded, and we can log into the Custodian’s system to query and download those records at any time. The Custodian will not loan, hypothecate, pledge and/or encumber our assets without express instructions from us.

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

For storage of digital assets, the Cactus Custody wallet arrangement includes hardware and software infrastructure and security controls over key generation, storage, management and transaction signing. Hot storage refers to online key storage. The Cactus Custody’s proprietary solution adopts HSM (Hardware Security Module) for key generation, storage and transaction signing. An HSM is a physical computing device that safeguards and manages digital keys for strong authentication and provides cryptoprocessing. HSMs provide tamper evidence, tamper resistance and tamper responsiveness features that can safeguard client’s private keys. Private keys will be generated in HSM by a true random number generator; the plaintext of the private key will never leave the HSM. Cactus Custody’s proprietary storage applies industry best practice in security design for cold storage, such as the highest security level HSM, multi-sig, private key split and stored in geographically distributed vaults. Vault here refers to a highly secured data center with stringent access control and high-quality environment control. Each cold storage vault only stores one-half of the encrypted private key in HSM. Vaults are located in three continents and are not prone to single point of failure.

The physical backup is the disaster recovery measure. Private keys are generated in HSM. Matrixport will split encrypted private keys into 8 pieces. Each piece will be stored in an encrypted hard disk which will be then kept in a safe deposit box in different banks. Three (3) of eight (8) pieces held by management, the Company and a third party would be needed to recover private keys. Cold storage withdrawal can only be made to the user’s hot storage address. The Custodian provides internal risk control measures like withdrawal limit and whitelist as a tool to help protect client’s digital assets.

Institutional Digital Asset Platform

Pursuant to a License Agreement effective August 31, 2022 (the “Agreement”), Fireblocks, Inc (“Fireblocks”). granted the Company’s subsidiary a non-exclusive, non-sublicensable, non-transferable license to Fireblocks Institutional Digital Asset Platform which provides access and use its services to securely store, manage and administer its own holdings of digital assets on various blockchains, using a combination of encrypted public and private keys (hereinafter, the “Service”). The Company retained ownership of all rights, title and interest to all Licensee Data (as defined) provided by the Company to Fireblocks.

The Company is required to activate a private key shard generated on its mobile device via the Fireblock’s app in order to use the Service. In order to access and use the Service’s app, the Company’s permitted users must have an individual recovery passphrase used to remove the private key shard, in the event the mobile device or the Service’s app is damaged, stolen or otherwise inaccessible. For a setup of each Fireblocks vault sub-account and exchange or counterparty connection, the Company must perform testing to the Service by receiving a digital asset to a Fireblocks vault and executing a transaction from the Fireblocks vault. The Company is solely responsible for maintaining insurance policies for its digital assets and/or its products, services and operations.

Fireblocks may, from time to time in its sole discretion, offer to provide optional additional services in connection with its provision of the Fireblocks vault service (such services, the “Optional Software Services”). Optional Software Services are offered on an opt-in basis to the Company if it affirmatively accesses the Optional Software Services or otherwise specifies them in an order. During the Initial Term of the Agreement, the Company may elect to use any and all Optional Software Services without any additional fees on top of those applicable subscription fees which are set forth in the order. The license granted for the Service and the provision of related services, to the extent applicable, are subject to the full payment of the applicable subscription fees. Payment for the Service is $40,000 per year. However, if quarterly outgoing volume exceeds $10,000,000, there is an additional charge based on usage.

Fireblocks may, from time to time, provide updates or upgrades to the Service, but is not under any obligation to do so. Such updates and upgrades will be supplied according to Fireblocks’ then-current policies, which may include automatic updating and upgrading. The Service and the services provided by Fireblocks to the Company are provided “as is” and Fireblocks and its suppliers, if any, make no warranty of any kind, express or implied, regarding the Service, and specifically disclaim the warranties of merchantability, fitness for a particular purpose, to the maximum extent possible by law. Fireblocks does not warrant that the Service will meet the Company’s requirements, operate without interruption or be error free. Fireblocks has no responsibility for any damage resulting from (including, but not limited to, any damage to the Company’s account) and the warranty does not apply to any security breach resulting from: (i) any modifications or alteration of the Service, its functionality or capabilities that is not made by Fireblocks or its agents; and/or (ii) by malicious code, malware, bots, worms, trojans, backdoors, exploits, cheats, fraud, hacks, hidden diagnostics or other mechanisms to disable security or content protection that is resulting from the Company’s network system.

Fireblocks agreed to defend, at its expense, any third-party action or suit brought against the Company alleging that the Service, when used as permitted under this Agreement, infringes intellectual property rights of a third party; and Fireblocks will pay any damages awarded in a final judgment against the Company that are attributable to any such claim.

The License is effective for a one-year term, which shall automatically be renewed for additional one-year terms unless terminated by either party on at least thirty (30) days’ prior written notice given before the end of the term. Either party may terminate the Agreement upon written notice if the other party is in breach or default of any material provision of the Agreement and, if curable, fails to cure the breach or default within thirty (30) days of receipt of written notice of the breach or default.

The Company agreed that its use of the Service will comply with applicable export control and trade sanctions laws, rules and regulations, including, without limitation, the regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) and the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (collectively, “Export Control Laws”).

Digital Asset Transactions

We use Amber Group’s OTC desk for selling or exchanging bitcoins for U.S. dollars, USDC (USD Coin) or ETH (Ethereum token). Subsequent to September 30, 2021, we exited our holdings of WBTC and USDT and have no plans to hold these assets in the future. As of the date of this report, we only own bitcoin, ETH and USDC. We are in the early stage of implementing treasury management alternatives to increase earnings of the bitcoins we mine and hold. In that regard, we may continue to hold Ethereum (ETH), liquid staking tokens (described below) and/or USDC (in addition to bitcoin) in order to fund the purchase of bitcoin miners and other mining equipment, to pay operational expenses such as hosting company fees and for working capital and other general corporate purposes, including treasury management, and in the case of ETH and/or other digital assets, to stake in connection with our Ethereum staking strategy described herein. We have temporarily taken receipt of other digital assets, the amounts of which have not been material. However, other than bitcoin, ETH, liquid staking tokens and/or USDC, we have no holdings of, and have no current plans to hold, any other types of digital assets.

Our evaluation as to whether the digital assets we hold may be deemed securities under the Federal securities laws is a risk-based assessment and not a legal standard or binding on the SEC or any other regulators. If bitcoin, ETH, liquid staking tokens and/or USDC tokens are deemed to be securities under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such digital asset. See “Risk Factors – Risks Related to United States Government Regulation–A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that bitcoin, ETH, liquid staking tokens and/or USDC that we own or mine is a “security” may adversely affect the value of the digital asset and our business.”

We expect our results of operations to continue to be affected by bitcoin prices as most of our revenue, to date, is sourced from bitcoin mining production. Since January 2022, the decrease in bitcoin price has affected our results of operations and financial condition. As of December 31, 2022, we held 946.4 bitcoin, with a carrying value of $15.8  million. The carrying value of our bitcoin assets as of December 31, 2022 reflects the $21.0 million of impairment charges we recorded against the carrying value of our bitcoin assets due to decrease in the fair value of our bitcoin assets after receipt. The decrease in our revenue from bitcoin mining from January to December 2022 is substantially driven by the decrease in bitcoin price, as revenue is recognized on the then-current price as well as the decrease of bitcoin production. Our bitcoin production for the months of January – December 2022 was as follows:

	USA	Canada	Total
January	63.58	-	63.58
February	60.52	-	60.52
March	70.38	-	70.38
April	76.23	-	76.23
May	53.21	0.24	53.45
June	63.56	4.05	67.61
July	135.58	6.93	142.51
August	137.39	7.89	145.28
September	131.96	9.32	141.28
October	143.53	8.99	152.52
November	134.34	9.75	144.09
December	119.93	10.07	130.00
Total:	1,190.21	57.24	1,247.45

Any future significant reductions in the price of bitcoin will likely have a material adverse effect on our results of operations and financial condition. See “Risk Factors – Bitcoin Related Risks – Our results of operations are expected to continue to be impacted by significant fluctuations in bitcoin price.”

As of December 31, 2020, the Company had loaned 5.19 bitcoins to an unaffiliated third party. During the three and six months ended June 30, 2021, the Company lent an additional 141.99 and 81.78 bitcoins to two third parties, respectively. All loans were subject to interest of 5% per annum. The bitcoins were repayable on demand. As of June 30, 2021, the unaffiliated third parties repaid all bitcoins under the aforementioned loans. As of December 31, 2022, there were no additional bitcoins lent to third parties.

Ethereum

The Company expanded during 2022 from mining bitcoin to also validating transactions on the Ethereum blockchain. We currently only hold bitcoin, Ether (ETH), liquid staking tokens (described below) and/or USDC. Transactions on the chain are conducted in ETH. A total of 730 ETH miners we own were first purchased in December 2021 and put into operation in January 2022. We earned 294.3 ETH from mining operations for the year ended December 31, 2022. As the Merge occurred on September 15, 2022, as described below, all of our ETH miners can no longer be used to mine ETH. Currently, our ETH miners are not a significant percentage of our fleet. Current market conditions are such that the costs of mining ETH Classic are greater than their value. For the mining of ETH Classic and/or other digital assets, the Company will need to pay electricity cost, management fee for the miners and/or profit sharing to our hosting partner. The Company will consider these costs in deciding whether to mine ETH Classic and/or other digital assets in the future. In the fourth quarter of 2022, the Company planned to use these ETH miners to mine ETH classic when it’s economical for us to turn on these miners. The Company performed the impairment testing in the fourth quarter of 2022 and recognized an impairment loss of $3,669,555 for the ETH miners in the consolidated financial statements for the year ended December 31, 2022.

While the Company remains bullish on bitcoin, and supporting the bitcoin blockchain, it expects to derive revenue from the Ethereum network which powers a smart contract platform, that is the second biggest blockchain by market capitalization at $200 billion as of July 2022 per CoinMarketCap. After many years of development, in connection with the Merge, the Ethereum blockchain made its transition from a proof-of-work (PoW) consensus mechanism, like the bitcoin network, to a proof-of-stake (PoS) model. A proof-of-stake system generally does not expend as much energy to verify transactions as does the bitcoin blockchain. Instead, a participant’s digital assets are deposited in a specific smart contract, which enters them in a lottery. Each time an exchange occurs, a participant is selected from the lottery to verify the transaction and win the reward. The transition to a PoS blockchain occurred on September 15, 2022, when the Ethereum Mainnet merged with the PoS Beacon Chain, a system upgrade that is referred to as the “Merge.” Notwithstanding the fact that a not-for-profit called The Ethereum Foundation helps supervise the blockchain, Ethereum is run by a group of engineers across the world.

The Merge and the switch from PoW to PoS did not change our characterization of ETH as a digital asset. As a result of the Merge, PoW mining is no longer the means of validating Ethereum transactions and producing new ETH. Instead, the PoS validators assumed this role and are responsible for processing the validity of all transactions and preparing blocks. The Company intends to accumulate and actively stake ETH to generate yields. We intend to hold our staked ETH for our own account, as described below. We have no current plans to convert ETH to cash, other than when needed to support our operations. By actively staking ETH, we intend to diversify the Company’s operations into a second highly regarded digital asset ecosystem and provide our shareholders with exposure to the smart contract economy. This is also expected to provide a new, predictable and recurring stream of digital asset rewards. Our staking strategy is intended to generate staking-derived yield denominated in ETH, a digital asset that is expected to have deflationary properties. Consequently, there is a potential for our ETH balances to compound over time. Furthermore, the net asset value of our held ETH has the potential to appreciate, in the event of an increase in the price for ETH, driven by demand for participation in Ethereum’s smart contract economy, a reduction in issuance with “burning” of tokens, removing them from systems and other factors beyond our control.

On April 12, 2023, Ethereum’s Shanghai hard fork, also referred to as “Shapella,” has been finalized, enabling withdrawals for users who have “staked” their ETH to secure and validate transactions on the blockchain.

Blockdaemon Agreement

As of August 30, 2022 (the “Effective Date”), the Company’s wholly-owned subsidiary, Bit Digital Singapore Pte Ltd., entered into a Master Services Agreement (the “MSA”) with Blockdaemon Ltd. (“Blockdaemon”), an Irish company, which is a leading institutional-grade blockchain infrastructure company for node management and staking.

The Company has deployed ETH liquid staking tokens into Harbour, a liquid staking solution provider under the consortium of Blockdaemon and Stakewise. In exchange for depositing ETH into Harbour’s liquid staking protocols, the Company received sETH-h and rETH. As of December 31, 2022, the Company had 8,800 ETH, 2,004 sETH-h, and 16 rETH with a combined carrying value of approximately $11.8 million. 2,164 ETH were actively staked as of that date, using either native staking or liquid staking protocols, described below. Considering sETH-h has less liquidity, less utility, and more technical (smart contract) risk than ETH, an event including a hash, governance attack, slash across modified node operators or market-wide liquidity crisis, would result in cascading liquidations and a large dislocation in sETH-h, ETH and rETH-h/ETH. In addition, should Harbur suffer liquidation, it will negatively impact our ability to redeem sETH-h and rETH-h back to ETH. The Company intends to continue accumulating Ethereum and stake substantially all of its ETH position over time. However, since the Merge users have been unable to remove their staked tokens, the Shanghai Upgrade occurred on April 12, 2023 resolves this issue and adds withdrawal functionality.

Blockdaemon granted the Company a non-exclusive right and license to access the services (the “Services”) and, when applicable, use the nodes with an actual uptime of at least 99.9% during each rolling thirty (30) day period. The nodes are the server or virtual server that contains a copy of the distributed ledger and serves as a communication point that excludes various essential retail functions, such as creating, reviewing or sending information and validating transactions within a blockchain. The Company will be paid Net Revenue generated by the Services. The Company will pay Blockdaemon a percentage of Net Revenue directly attributable to customer funds that will vary by protocol specified in the applicable order form. The Company will pay $8 per validation per month and a three (3%) percent share of participation rewards received by the Company. All rewards paid to the Company will be made in the same digital assets in which the Company’s funds sent to Blockdaemon are downloaded.

In connection with the performance of the Services, Blockdaemon will use commercially reasonable endeavors to ensure that it has implemented security procedures that represent good industry practice. Blockdaemon will provide access to and update daily a dashboard detailing the performance of the Services to the Company. The dashboard will provide sufficient detail to enable the accurate calculation of Net Revenue. Blockdaemon must keep the dashboard accurate, complete and up-to-date. The Company will receive a service credit of 10% if service performance is greater than or equal to 99% but less than 99.9%, and a 25% credit if less than 99%.

Blockdaemon must maintain insurances during the term adequate to cover the potential liability arising under the MSA. The MSA commenced on the Effective Date and continues in full force and effect until terminated. The term of each subscription to the Services commences as of the date set forth in the relevant Order Form and continues for a period of twelve (12) months (“Initial Term”). Thereafter, the Initial Term of the relevant Order Form will automatically renew for successive twelve (12) month periods (each, a “Renewal Term” and together with the Initial Term, the “Term”) unless written notice is given by one party to the other party of its intention not to renew the Order Form at least ninety (90) days before the expiration of the then-current Term.

Either party may terminate the MSA (or any Order Form under it) upon the following events: (i) at any time, for any reason, upon ninety (90) calendar days advance written notice to the party, or (ii) upon written notice to the other party if the other party materially breaches the Agreement and fails to cure such breach within thirty (30) calendar days of its receipt of written notice identifying the breach (for “Cause”), or (iii) the other party is insolvent. In addition, Blockdaemon may terminate the Agreement (and any Order Form under it) for Cause immediately upon written notice, after a cure period of seven (7) calendar days if (i) the Company uses the Services in any manner that violates applicable law, (ii) the Company’s use of the Services infringes the intellectual property or privacy rights of a third party, (iii) the Company transmits or attempts to transmit any harmful code of Services, or (iv) Blockdaemon determines that it is appropriate under limited circumstances of indemnification. The Company may terminate the MSA (and any Order Form) immediately upon written notice (A) should its continued participation in this Agreement result in a breach of licensing or regulatory requirements on its part, (B) if instructed by any relevant authority, or (C) should Blockdaemon be instructed by relevant authority that it is in breach of licensing or regulatory requirements (“Regulatory Breach”). Notwithstanding anything to the contrary if the Company would be prevented from withdrawing the customer funds or participatory rewards following a termination of the Services because such transfer is not permitted under the protocol rules, Blockdaemon must, upon receipt of a notice from the Company, continue to provide the Services (and the terms of this Agreement will apply) until such time as the transfer and payment can be made in accordance with the protocol rules.

All right, title, and interest in and to the Services, the Nodes, the documentation, and the service performance data, including all modifications, improvements, adaptations, enhancements, derivatives, or translations made thereto or therefrom, and all intellectual property rights therein, are and will remain the sole and exclusive property of Blockdaemon. The Company will indemnify, defend and hold Blockdaemon harmless from and against any and all damages, losses, liabilities, costs and expenses, including reasonable attorneys’ fees (“Losses”) incurred by Blockdaemon in connection with any third-party action, claim or proceeding (each, a “Claim”) arising from or relating to (i) the Company’s breach or violation of the Agreement; or (ii) the Company’s gross negligence or willful misconduct.

Blockdaemon will indemnify, defend and hold the Company harmless from and against any Losses incurred by the Company in connection with any third-party Claim arising from (i) Blockdaemon’s gross negligence or willful misconduct; (ii) Blockdaemon’s breach of the Agreement; (iii) allegations that the Company’s access to and use of the Services or Nodes in compliance with the Agreement infringes or misappropriates any third-party intellectual property rights (an “Infringement Claim”); or (iv) any slashing penalties that are the result of any defect of a Node operated by Blockdaemon on behalf of the Company, excluding any missed Participatory Rewards or imperfect yields resulting from insufficient staking or inactive Nodes or network-forced inactivity.

Pursuant to the order form entered into among Blockdaemon, DeFi Primitive Ltd. (“Stakewise”) and the Company, the Company will also participate in liquid staking via Portara, the liquid staking protocol developed by Blockdaemon and StakeWise and the first of its kind tailored to institutions. Liquid staking allows participants to (1) achieve greater capital efficiency by utilizing their staked ETH as collateral and (2) withdraw from staked positions earlier than natively possible by trading their staked ETH tokens on the secondary market. Unlike other liquid staking solutions, Portara’s key differentiator is that it ensures that users can only interact with verified counterparties. As a result, several regulated institutions which were previously unable to participate in liquid staking have now on-boarded with Portara and are actively liquid staking. The Company’s initial order form for liquid staking was for a maximum of 2,000 ETH, unless otherwise approved by liquid staking providers. Blockdaemon is entitled to a fee equal to 8% of all participation rewards earned.

While the Company has no current plans to offer staking-as-a-service (“SaaS”) except as set forth below, it is a potential source of revenue in the future. Subject to developing this potential line of business and a variety of contingencies and uncertainties, among other things, the Company is aware of the issue that if and when it decides to provide such services for others for consideration (e.g., either cash or other digital assets), it will need to comply with the Federal securities laws. The Company will disclose that prior to initiating any SaaS plans, it will undertake a regulatory review to ensure compliance with all regulatory requirements, including, but not limited to, the Federal securities laws. As described above under “Digital Asset Transactions,” our evaluation of whether a digital asset we hold may be deemed to be a “security” under the Federal Securities laws is a risk-based assessment and not a legal standard. The Company will need to install a fully compliant infrastructure, via either an organic buildout or hiring a third-party contractor. The Company may also elect to stake and validate other leading proof-of-stake blockchains, such as liquid staking, which may be deemed to be securities. In addition to traditional Ethereum staking, we also participated in liquid staking solutions of Harbur, a protocol which allows participants to (1) achieve greater capital efficiency by utilizing their staked ETH as collateral and (2) withdraw from staked positions earlier than natively possible by trading their staked ETH tokens on the secondary market. In liquid staking, customers who have staked ETH in a smart contract receive receipt tokens. However, the customer retains ownership of the staked ETH and is in full control of the receipt tokens.

Liquid Collective Slashing Coverage Program

Nexus Mutual is providing the Company with slashing coverage under Liquid Collective’s program for up to 2.0 ETH per validator. Liquid Collective is a protocol developed in collaboration with a diverse group of industry leaders to meet the need for an enterprise-grade liquid staking standard that can be widely adopted. The coverage is fully scalable and automatically adjusts with the protocol’s assets on a platform directly for the Company’s custody account on platforms it is using for staking ETH. Slashing incidents may result from network-wide events such as a natural disaster or client bug.

Mega Matrix Joint Venture

On March 1, 2023, the Company formed a joint venture with Mega Matrix Corp. (NYSE: MPU) (“Mega Matrix”) by entering into a shareholders’ agreement (the “Agreement”) with MarsProtocol Technologies Pte. Ltd., the joint venture company (the “Joint Venture Company”), to jointly develop proof-of-stake technology tools for digital assets through the staking platform “MarsProtocol,” an institutional grade non-custodial staking technology (the “Joint Venture”). Through MarsProtocol, the Joint Venture will seek to provide non-custodial staking tools whereby users’ private keys are not stored in its database to ensure the safety of its users’ digital assets. Pursuant to the Agreement, Bit Digital will own forty (40%) percent of the Joint Venture Company. The Company and Saving Digital Pte Ltd., the Singapore subsidiary of Mega Matrix, will each appoint one director and Saving Digital will appoint a third director ordinarily residing in Singapore.

Mega Matrix is a holding company located in Palo Alto, California that focuses on digital asset-related businesses. The Joint Venture Company will be domiciled in Singapore. Before offering any services, the Joint Venture Company will undertake a regulatory review to ensure that its services are fully compliant with the laws of Singapore and any other nation in which it seeks to conduct business. The services will not be offered to U.S. individual residents.

Coinbase Prime Broker Agreement

On February 1, 2023, Bit Digital Singapore, Ltd. (BTSP), the Company’s wholly-owned subsidiary, entered into a Prime Broker Agreement (the “Coinbase PBA”) with Coinbase, Inc. and its affiliated entities. Under the Prime Broker Agreement, Coinbase will provide services relating to custody, trade execution, lending or post-trade credit (if applicable) for bitcoin, ETH and other orders. Under the Coinbase PBA, the Company can submit orders to purchase and sell specified digital assets in accordance with Coinbase Trading Rules (as defined). The Company’s digital assets are held, at Coinbase’s discretion, in either hot wallets, cold wallets or a Connected Trading Venture. Those assets held in the Trading Venture are held on an omnibus basis and the Company does not have a claim to any particular digital asset. The Company’s cash may be held in either an omnibus account or with U.S. insured depository accounts in Coinbase’s name designed to enable repayment of FDIC deposit insurance where applicable. The Company agreed to transfer any assets off of the Trading Platform within thirty (30) days of receipt of termination from Coinbase unless prohibited by law.

Insurance

We currently do not have any insurance of our miners; however, we intend to purchase insurance in the future. The market is in its early stages. We monitor the market for insurance for our miner assets, as well as for our digital assets.

Cactus Custody is self-insured for its secure asset fund (the “Fund”). The Fund size is $4 million, with an additional 35% of custody service annual revenue each year to be added to this Fund, at no additional cost to the Company.

The Fund covers:

●	damage caused by insider theft or dishonest acts by Cactus Custody employees or executives;

●	third-party hacks, copying, or theft of private keys for both hot and cold storage; and

●	damage caused by loss of keys for both hot and cold storage

Fireblocks

The Fireblocks Institutional Digital Asset Program is insured by leading insurance companies which are A.M. Bests rated “A” (excellent). There is an aggregate of $30,000,000 digital asset crime insurance for theft of digital assets, external breach of Fireblocks’ software or any malicious or intentional misbehavior or fraud by employees. Fireblocks has $12,500,000 of aggregate insurance for errors and omissions; professional liability insurance and cyber/privacy liability insurance.

-	Transfer of cash

Since the Company’s commencement of mining operations in February 2020 to December 31, 2022, the Company did not transfer any cash from the holding company to any of its subsidiaries.

During the year ended December 31, 2020, the Company raised proceeds of approximately $5.2 million from certain private placements, and the proceeds were directly transferred from investors to the designated accounts of Bit Digital Hong Kong Limited (“BT HK”), the Company’s wholly owned subsidiary in Hong Kong.

During the period from January 1, 2021 to December 31, 2021, the Company raised proceeds of approximately $37 million from an equity line of credit. The proceeds were directly transferred from investors to designated accounts of Bit Digital USA, Inc. (“BT USA”), the Company’s subsidiary in the U.S. The net proceeds raised in our $80 million September 2021 private placement were transferred to BT USA.

During the period from January 1, 2022 to December 31, 2022, the Company raised gross proceeds of approximately $22 million from an equity line of credit. The net proceeds of $21 million were directly transferred from investors to designated accounts of Bit Digital USA.

-	Transfer of other assets

During the period from February 2020 to September 30, 2021, Bit Digital Hong Kong transferred 25,006 miners to BT USA, with a carrying value of $19.80 million.

-	Payment of dividends or distributions

During the period from February 2020 to the date of this report, the Company did not receive any dividends or distributions from any of its subsidiaries, nor did the Company make any dividends or distributions to its investors, except as follows:

●	On October 24, 2022, Bit Digital Hong Kong Limited declared a dividend of $353,357 to the Company. Such dividend was paid directly to Bit Digital Singapore Pte Ltd. (“BDSG”) as its payment-in-kind capital contribution for the Company’s 500,000 ordinary shares of BDSG.

●	On February 7, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhao Hui Deng, the Company’s Chairman of the Board.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment, but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or Circular 35, which became effective on January 1,2020. Circular 35 provides that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up administration by the tax authorities.

-	Restrictions or limitations

As of the date of this report, the Company had five subsidiaries incorporated in and based in the United States, Canada, Hong Kong and Singapore. The Company is not aware of any restrictions or limitations on foreign exchange in these countries or areas, or its ability to transfer cash between entities, across borders or to U.S. investors, nor is the Company aware of any restrictions and limitations on its ability to distribute earnings from its businesses, including the businesses of its subsidiaries, to the holding company and its U.S. investors.

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

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action was brought on behalf of persons that purchased or acquired our Ordinary Shares between December 21, 2020 and January 11, 2021, a period of volatility in our shares, as well as volatility in the price of bitcoin. On April 29, 2021, the Court consolidated several related cases under the caption In re Bit Digital, Inc. Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. On July 6, 2021, the lead plaintiff filed a consolidated class action complaint (the “Amended Complaint”). The Amended Complaint was still based primarily upon a January 11, 2021 short seller report and included, among other things, additional information concerning our previously discontinued peer to peer lending business. We filed a motion to dismiss the lawsuit and vigorously defended the action.  While that motion was pending, the Company agreed with the lead plaintiff selected in the case to settle the class action by paying $2,100,000. The Company chose to do that to eliminate the burden, expense and uncertainties of further litigation. The Company continues to deny the allegations in the Amended Complaint and nothing in the settlement is evidence of any liability on the Company’s behalf.

On March 7, 2023, a final judgment in this matter was entered approving the settlement and certifying the class for purposes of enforcing the settlement and payment was then made by the Company.

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

Holding Foreign Companies Accountable Act/PCAOB

Although the audit reports of Audit Alliance LLP incorporated by reference into this report are prepared by Singapore auditors who are subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access in the U.S. capital markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) or the Accelerating Holding Foreign Companies Accountable Act. The United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In December 2022, the HFCA Act was amended to reduce from three years to two years the number of consecutive years an issuer can be identified as an identified issuer before the SEC can prohibit an issuer’s securities from trading on any U.S. national securities exchange and on the over-the- counter market. Accordingly, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchange. If our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, because of the positions taken by authorities in mainland China and Hong Kong. As stated above, our current auditors are based in Singapore and the PCAOB is permitted to inspect and investigate them. The PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. While the audit reports of Audit Alliance LLP incorporated by reference into this prospectus are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future. The market prices of our Ordinary Shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA Act and other similar rules and regulations.

Data Privacy

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners; however, none of any customers or other third parties. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the United States (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and, on occasion, may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Environmental, Health and Safety Laws and Regulations

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

Climate Change

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate digital asset mining machines, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the digital asset mining industry may become a target for future environmental and energy regulation. For example, in June and July of 2021, the Chinese government prohibited the operation of mining machines and supply of energy to mining businesses, citing concerns regarding high levels of energy consumption, which resulted in our suspension of mining operations in China. U.S. (federal and state) legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate digital asset mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

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

Under the Investment Company Act of 1940, as amended, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged, or proposes to engage, in business of investing, reinvesting, owning, holding, or trading in securities, and owns, or proposes to acquire, “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

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

There can be no assurances that we will properly characterize any given digital asset as a security or non-security for purposes of determining which digital assets to mine, hold and trade, or that the SEC, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell digital assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if any of our digital assets  is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such digital asset. For instance, all transactions in such supported digital asset would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. For instance, all transactions in such supported digital asset would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance the digital asset. Also, it may make it difficult for such digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities.

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

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, or other applicable laws and regulations. We face significant risks, if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws. Governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

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

Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”)

On November 15, 2021, President Joseph R. Biden signed the Infrastructure Act. Section 80603 of the Infrastructure Act modifies and amends the Internal Revenue Code of 1986 (the “Code”) by requiring brokers of digital asset transactions to report their customers to the IRS. This provision was included to enforce the taxability of digital asset transactions. Section 80603 defines “broker” as “any person who (for consideration) is responsible for regularly providing any service effectuating transfers of digital assets on behalf of another person.” That could potentially include miners, validators, and developers of decentralized application. These functions play a critical role in our business and in the functioning of the blockchain ecosystem. Importantly, these functions have no way of identifying their anonymous users. Indeed, bitcoin’s blockchain was designed for anonymity.

This reporting requirement took effect on  January 1, 2023 and thus affects tax returns filed in 2024. The implementation of these requirements will require further guidance from the federal government. Disclosing the identity of our digital asset mining/staking operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire digital asset market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our Company.

Office of Financial Assets Control (OFAC)

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list or from countries on OFAC’s sanctioned countries’ list. We also rely on a third-party mining pool service provider for our mining revenue payments and other participants in the mining pool, unknown to us, may also be persons from countries on OFAC’s SDN list or from countries on OFAC’s sanctioned countries list. Our Company’s policy prohibits any transactions with such SDN individuals or persons from sanctioned countries, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling bitcoin assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that relate to decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our Ordinary Shares.

U.S. Bank Secrecy Act

To the extent that our activities cause us to be deemed a money services business, herein an “MSB”, pursuant to the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we operate (currently, New York), we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment in our securities in a materially adverse manner. Furthermore, the Company and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to leave a particular state or the United States completely. Any such action would be expected to materially adversely affect our operations.

Commodities Exchange Act of 1936

Current legislation, including the Commodities Exchange Act of 1936, as amended (the “CEA”) is unclear with respect to the exchange of bitcoins and other digital assets. Changes in the CEA or the regulations promulgated thereunder, as well as interpretations thereof and official promulgations by the Commodity Futures Trading Commission (“CFTC”), which oversees the CEA, may impact the classification of bitcoins and therefore may subject them to additional regulatory oversight by the CFTC. Presently, bitcoin derivatives are not excluded from the definition of a “commodity future” by the CFTC.

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

Regulations in the People’s Republic of China (the PRC)

Registration to do business

Pursuant to laws and regulations of the  PRC, there are two ways for foreign legal persons/entities to be considered to be engaging in operation activities within the territory of China. One way is to establish a foreign-invested enterprise, that is incorporated, according to the Foreign Investment Law of the  PRC, within the territory of China and that is wholly or partly invested by a foreign investor. The organization form, institutional framework and standard of conduct of a foreign-invested enterprise are subject to the provisions of the Company Law of the PRC and the Partnership Enterprise Law of the PRC and other law related regulations. Another way to be deemed to be operating within China is to complete the approval and registration procedures with the relevant regulatory authorities in accordance with the provisions of Administrative Measures for the Registration of Enterprises of Foreign Countries (Regions) Engaging in Production and Operation Activities within the Territory of China (Revised in 2020), or Order No. 31. Notwithstanding the fact that we no longer have bitcoin mining operations in China and we have not received any penalty, our prior operations may subject us to the statutes and regulations of China, as the Company conducted its bitcoin mining operations in the PRC through its Hong Kong subsidiary and did not register to do business in the PRC and, as described below, we may be subject to fines, penalties and other sanctions.

Regulations and Government Policies Relating to Digital Assets

China has now taken harsh regulatory action to ban digital asset mining operations and to severely restrict the right to acquire, own, hold, sell or use these virtual currencies  or to exchange them for fiat currency. Such restrictions may adversely affect us as the large-scale use of digital assets as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations.

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading.” However, it was not until September 24, 2021 that all digital asset transactions were banned in China. In May 2021, local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in digital asset mining on June 9, 2021. At the time of the announcement of the ban in Xinjiang, we no longer had  mining operations in Xinjiang. On June 18, 2021, according to public media reports — the Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of digital asset mining projects with the deadline of June 25, 2021. That is the reason why we had already ceased all remaining operations in PRC on June 21, 2021. Accordingly, we ceased all of our remaining operations in PRC on June 21, 2021. On September 24, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283), by the National Development and Reform Commission (the “NDRC”), banned all new digital asset operations in China. The NDRC notice set forth penalties on a going forward basis for all of the PRC. In consideration of the PRC government’s policies and general attitude toward our industry, as well as our business plans, we will not conduct any digital asset mining operations or digital asset trading operations in mainland PRC. All of our miners have been migrated out of the PRC as of September 30, 2021.

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

Pursuant to the Special Administrative Measures for Foreign Investment Access (2021 Edition), or the 2021 Edition Negative List for Foreign, issued by the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on December 27, 2021 which came into effect on January 1, 2022, our bitcoin mining business does not fall into the Negative List for Foreign. However, the 2021 Edition Negative List for Foreign regulates that “Fields not mentioned in the Negative List for Foreign Investment Access shall be subject to administration under the principle of consistency for domestic and foreign investments. The relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis.”

Also, based on the Negative List for Market Access (2022 Edition), “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment”, valid from December 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to various types of enterprises inside China”, “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” Furthermore, on December 30, 2021, the NDRC released its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ‘1. outdated production processing and equipment’ under the original Catalog. Therefore, the foreign investment enterprises are prohibited from virtual currency activities and our bitcoin mining business is banned in China as well. There can be no assurance that our prior mining activities in China will not be subject to fines and penalties on a retroactive basis.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising (the “Notice”), issued by the General Office of the State Council in July 2007, explicitly prohibits illegal public fund-raising. In accordance with the Notice, the main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011 and was amended in February 2022. The Illegal Fund-Raising Judicial Interpretations, provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs public solicitation via such channels as internet, social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind, equity and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000;(ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000. Also, in accordance with the Illegal Fund-Raising Judicial Interpretations, whoever accepts illegally or in a disguised manner deposits from the general public in an amount of more than RMB500,000 or causes direct economic losses of more than RMB250,000 to the depositors and falls under any of the following circumstances concurrently will be investigated for criminal liability in accordance with the law: (i) where it/he has been criminally prosecuted due to illegal fundraising practices; (ii) where it/he has been subject to any administrative penalty due to any illegal fundraising practice within two years; and (iii) where there is adverse social influence or other serious consequences. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In addition, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. Also, according to the PRC Anti-money Laundering Law, the scope of the special non-financial institutions subject to the performance of the duties of anti-money laundering, the duties to be performed by them and the specific measures for their regulatory shall be formulated by the competent administrative authority of anti-money laundering under the State Council jointly with the relevant departments of the State Council.

Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation)(the “Measures for AML and CTF”), which became effective in January 2019, provides that institutions established within the territory of the PRC to legally carry out internet finance business, upon approval of, or after filing a record with, the department with the authority, shall be governed by the Measures for AML and CTF. Internet finance governed by the Measures for AML and CTF is a new-type financial business model under which internet-based technologies and information communication technologies are employed to make possible fund financing, payments, investments and information intermediary services.

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

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which has been partly amended in August 2009. According to the Decisions on Maintaining Internet Security, some behaviors may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights and so on.

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

The National Standard Entitled Information Security Technology-Personal Information Security Specifications (GB/T 35273-2020, “Personal Information Security Specification”) issued by the State Administration for Market Supervision of the PRC and Standardization Administration of the PRC on March 6, 2020, which has been implemented on October 1, 2020 and replaced GB/T 35273-2017, it further defines the connotation and extension of “sensitive personal information”. In accordance with the Personal Information Security Specification, personal sensitive information means the personal information that may cause harm to personal or property security or is very likely to result in damage to an individual’s personal reputation or physical or mental health or give rise to discriminatory treatment, etc., once it is leaked, unlawfully provided or abused.

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

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be limited to a company in accordance with the tax treatment; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the State Administration of Taxation promulgated the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers or Circular 35, which became effective on January1, 2020. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

State Administration of Foreign Exchange (the “SAFE”) issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015 and partly repealed by the Notice of State Administration of Foreign Exchange on Repeal or Invalidation of Five Regulatory Documents on Foreign Exchange Administration and Some Clauses of Seven Regulatory Documents on Foreign Exchange Administration. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

Regulations Concerning our Hong Kong Subsidiary

The national laws of the PRC, including but not limited to the Cybersecurity Review Measures which became effective on February 15, 2022 do not currently apply to our Hong Kong subsidiaries, except for those listed in the Basic Law of Hong Kong and set forth under “Risk Factors” above. However, due to the changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future.

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

Resolution on the Capital, Calendar, National Anthem and National Flag of the PRC; Resolution on the National Day of the PRC; Declaration of the Government of the PRC on the Territorial Sea; Nationality Law of the PRC; Regulations of the PRC Concerning Diplomatic Privileges and Immunities; Law of the PRC on the National Flag; Regulations of the PRC Concerning Consular Privileges and Immunities; Law of the PRC on the National Emblem; Law of the PRC on the Territorial Sea and the Contiguous Zone; Law of the PRC on Garrisoning the Hong Kong Special Administrative Region; Law of the PRC on the Exclusive Economic Zone and the Continental Shelf; Law of the PRC on Judicial Immunity from Compulsory Measures Concerning the Property of Foreign Central Banks; Law of the PRC on the National Anthem; Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region.”

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source (partly revised), or SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. SAT Circular 698 was repealed from the date SAT Circular 37 was enacted. Also, the SAT Circular 37 has been partially revised by the Announcement of the State Administration of Taxation on the Revision to Certain Taxation Regulatory Documents, namely Circular 31, which has been effective on June 15,2018.

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

Employees

As of the date of this report, we had 18 employees across our Company and subsidiaries, including our Chief Executive Officer, Chief Financial Officer, Senior Vice President of Finance, Managing Director, Vice President, Head of Investor Relations, and Senior Mining Hardware Engineer. In addition, we retain consulting services as needed.

Property, Plant and Equipment

The principal executive office is located on leased premise at 33 Irving Place Room 2006, New York, New York, United States 10003. The lease for our principal executive office is for a term ending August 31, 2023, with a monthly rental of $11,550. In addition, we leased another office, Room 2055 in the same building. The lease is for a term ending November 30, 2023, with a monthly rental of $5,170.

We have an office Room 3603 located on a leased premise at Tower 2, Metro Plaza, Hong Kong, China. The lease is for a term ending April 30, 2023 at a monthly rental of $600.

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

As discussed in Item 17. Financial Statements, in Note 2. Restatement of Previously Issued Financial Statements, we have restated our previously issued audited Consolidated Financial Statements as of December 31, 2021, and for the years ended December 31, 2021 and 2020, and our unaudited quarterly financial information for the quarterly periods ended March 31, June 30 and September 30, 2022 and 2021. Accordingly, Management’s discussion and analysis of our financial condition and results of operations have been revised for the effects of the restatement.

Overview

Digital Asset Mining Business

We are a digital asset mining company with mining operations in the United States and Canada. We commenced our bitcoin mining business in February 2020. We commenced limited Ethereum mining operations in January 2022 and discontinued the operations by September 2022 due to Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation. Our mining operations, hosted by third party providers, use specialized computers, known as miners, to generate digital assets. Our miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply high computational power, expressed as “hash rate”, to provide transaction verification services (generally known as “solving a block”) which helps support the blockchain. For every block added, the blockchain provides an award equal to a set number of digital assets per block. Miners with a greater hash rate generally have a higher chance of solving a block and receiving an award.

We operate our mining assets with the primary intent of accumulating digital assets which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs, exchange for other digital or other assets. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of historically long delivery lead times to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), and other considerations, we may choose to acquire miners on the spot market, which can typically result in delivery within a few weeks.

We have signed services agreements with third party hosting partners in North America. These partners operate specialized mining data centers, where they install and operate our miners and provide IT consulting, maintenance, and repair work on-site for us. Our mining facilities in Texas and Nebraska were previously maintained by Compute North LLC prior to being transferred to a third party before Compute North’s bankruptcy filing. We are in the process of relocating those miners to facilities operated by Coinmint and Blockfusion in New York State. Our mining facility in Georgia was previously maintained by Core Scientific, Inc. Our mining facilities in New York are maintained by Blockfusion USA, Inc. (“Blockfusion”), Coinmint LLC (“Coinmint”) and Digihost Technologies Inc. (“Digihost”). Our mining facility in Canada is maintained by Blockbreakers Inc.

ETH Staking Business

In Fourth quarter of 2022, we formally commenced Ethereum staking operations. We intend to delegate, or stake, its ETH holdings to an Ethereum validator node to help secure and strengthen the blockchain network. Stakers are compensated for this commitment in the form of a reward of the native network token.

Our staking operations are enhanced by a new partnership with Blockdaemon, the leading institutional-grade blockchain infrastructure company for node management and staking. Following a similar mechanism to traditional Ethereum staking, we will also participate in liquid staking via Portara (formerly known as Harbour), the liquid staking protocol developed by Blockdaemon and StakeWise and the first of its kind tailored to institutions. Liquid staking allows participants to 1) achieve greater capital efficiency by utilizing their staked ETH as collateral and 2) withdraw from staked positions earlier than natively possible by trading their staked ETH tokens on the secondary market.

We are a sustainability-focused digital asset mining company. On June 24, 2021, we signed the Crypto Climate Accord, a private sector-led initiative that aims to decarbonize the crypto and blockchain sectors.

On December 7, 2021, we became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

Miner Deployments

During the year ended December 31, 2022, we continued to work with our hosting partners to deploy our miners in North America.

The Company signed a hash rate swap agreement with Riot Blockchain, Inc. (“Riot”) on June 9, 2022, and concurrently signed a new hosting agreement with Coinmint LLC (“Coinmint”). Under the hash rate swap agreement, the Company received an approximate aggregate of 0.625 EH/s of hash rate from Riot, in exchange for 0.500 EH/s. This premium was primarily designed to reflect the fact that Riot received miners from the Company that were “factory new,” whereas Riot delivered miners that had previously been in operation. The first tranche of the swap was delivered to the Company on June 17, 2022, and the final tranche was delivered on July 1, 2022. As of July 2, 2022, all of the Company’s newly-acquired miners were actively deployed at the Coinmint facility.

As of December 31, 2022, 13,595 bitcoin miners representing 1.23 EH/s were deployed in North America.

Power and Hosting Overview

During the year ended December 31, 2022, our hosting partners continued to prepare sites to deliver our contracted hosting capacity, bringing additional power online for our miners.

The Company’s subsidiary, Bit Digital Canada, Inc., entered into a Mining Services Agreement (the “MSA”) effective June 1, 2022, for Blockbreakers, Inc. to provide five (5) MW of incremental hosting capacity at its facility in Canada. The facility utilizes an energy source that is primarily hydroelectric. The facility currently powers approximately 1,000 of the Company’s miners and is expected to accommodate up to 1,500 miners.

On June 7, 2022, we entered into a Master Mining Services Agreement (the “MMSA”) with Coinmint LLC (“Coinmint”), pursuant to which Coinmint will provide the required mining colocation services for a one-year period automatically renewing for three-month periods unless earlier terminated. The Company will pay Coinmint electricity costs, plus operating costs required to operate the Company’s mining equipment, as well as a performance fee equal to 27.5% of profit, subject to a ten percent (10%) reduction if Coinmint fails to provide Uptime of ninety-eight (98%) percent or better for any period. We are not privy to the emissions rate at the Coinmint facility or at any other hosting facility. However, the Coinmint facility operates in an upstate New York region that utilizes power that is reported to be 90% emissions-free as determined by the New York Independent System Operating, Inc. (“NYISO”) Report for 2022. As of December 31, 2022, Coinmint provided approximately 20 MW of capacity for our miners. On April 5, 2023, the Company entered into a letter agreement and MMSA Amendment pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Plattsburgh, New York.

As of December 31, 2022, facilities formerly owned and operated by Compute North provided approximately 20 MW of capacity for our miners. Our overall contracted hosting capacity with Compute North was approximately 48 MW. As previously announced, during the first quarter of 2022 we signed a renewal hosting agreement extending the term of a prior agreement for an additional 5 years for approximately 6.5 MW of our total hosting capacity with Compute North. In April 2022, we amended and restated an additional existing hosting agreement for approximately 30 MW of our total hosting capacity with Compute North, to provide for deployment of our miners at a new site in Texas. The amendment did not materially change the total hosting capacity to be provided by Compute North. In September 2022, Compute North filed for Chapter 11 in the U.S. Bankruptcy Court for the Southern District of Texas. On September 22, 2022, Compute North LLC, our hosting provider, filed for bankruptcy protection. Our Master Agreement with Compute North was assigned to Generate Capital PBC, a third party lender to Compute North, prior to the bankruptcy filing, which is operating the contract and is not subject to the bankruptcy proceedings. In any event, the Master Agreement provided for a security interest in our miners maintained at Compute North’s location. The Master Agreement permitted Compute North to file UCC1 Financing Statements to evidence such security interests. Compute North was permitted, at any time, to assign, transfer, delegate or subcontract any or all of its rights or obligations under the Master Agreement without the Company’s prior written consent. There were no bankruptcy provisions in the agreement and we maintain ownership of the approximately 7,628 miners previously hosted by Compute North.

On January 7, 2023, the Company received a purported termination notice from the assignee, operating companies of Compute North, affiliated with Generate Capital PBC. Each of GC Data Center Kearney, LLC and GC Data Center Granbury, LLC (collectively, “Generate”), bitcoin mining data centers located in Kearney, Nebraska and Wolf Hollow, Texas, claimed to have provided written notice of termination of the Master Agreement. The Company disputed the propriety of the purported termination and attempted to resolve the dispute with Generate. However, on January 20, 2023, Generate cut power to the Company’s miners. Pursuant to a Litigation Standstill Agreement dated January 23, 2023, Generate restored power to the Company’s miners. Bit Digital paid the cost of operations less its security deposits. The Standstill Agreement expired on March 31, 2023. The Company is in the process of relocating its miners out of General Capital’s facilities to those hosted by Blockfusion and Coinmint in New York State. As a precaution, we have filed a proof of claim in the bankruptcy court as an unsecured creditor of Compute North, while we continue to work to confirm that all of our assets have been transferred to Generate Capital. We do not believe that Generate Capital took control of Compute North’s site at Big Spring, Texas. A new third party is managing hosting operations at the Nebraska and Texas data centers as Generate Capital’s strategic operating partner.

In May 2022, our hosting partner Blockfusion USA, Inc. (“Blockfusion”) advised us that the substation at its Niagara Falls, NY facility was damaged by an explosion and fire, and power was cut off to approximately 2,515 of the Company’s bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company have entered into a common interest agreement to jointly pursue any claims evolving from the explosion and fire. Prior to the incident, our facility with Blockfusion in Niagara Falls, provided approximately 9.4 MW to power our miners. Power was restored to the facility in September 2022. However, we received a notice dated October 4, 2022, from the City of Niagara Falls, which orders the cease and desist from any cryptocurrency mining or related operations at the facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning Ordinance (the “Ordinance”), in addition to all other City ordinances and codes. Blockfusion has advised us that the Ordinance came into practical effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it has submitted applications for new permits based on the Ordinance’s new standards and that the permits may take several months to process. Our management continues to monitor the situation.

Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.” On October 5, 2022, Bit Digital further advised Blockfusion that it expects it to comply with directives of the Notice.

In May 2022, our hosting partner Digihost Technology Inc. (“Digihost”) advised us that limited operations at its North Tonawanda plant would require 1,580 of the Company’s miners to temporarily go offline. As of the date of this report, power had been partially restored and Digihost continues diligent efforts to restore power in full. Our facilities with Digihost in North Tonawanda and Buffalo, NY are contracted to deliver an aggregate of 20 MW to power our mines upon completion and full restoration of power. However, we have not yet resumed our mining operations at the Digihost facility, as it is not currently economical to do so. Additionally, Digihost has informed us that they continue to work to identify a location to fulfill the remaining 100 MW of contracted hosting capacity pursuant to our agreements.

As of December 31, 2022, our facility with Core Scientific in Georgia provided approximately 0.3 MW to power our miners. In November 2022, Core Scientific notified the Company that the hosting agreement would not be renewed and would be terminated February 22, 2023.

Miner Fleet Update and Overview

As of December 31, 2021, we had 27,744 miners for bitcoin mining, with a total maximum hash rate of 1.60 EH/s.

As of December 31, 2022, we had 37,676 miners for bitcoin mining and 730 miners for Ethereum mining, with a total maximum hash rate of 2.6  EH/S and 0.3 TH/s, respectively.

On October 7, 2021, we contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an initial estimated cost of $65 million. Net of discounts, the Company paid $58 million for the order. As of December 31, 2022, the Company had received the previously announced 10,000-unit miner purchase from Bitmain. The Company currently has no outstanding payment obligations for miner purchases.

On March 27, 2022, we entered into Asset Purchase Agreements with each of four unaffiliated sellers of bitcoin mining computers, from whom we acquired an aggregate of 706 bitcoin miners on the spot market, including 184 S19 J Pro miners; 197 S19 miners; 197 S19 miners; and 128 S19/S19 Pro miners, respectively. The acquired miners were delivered during April 2022.

On June 9, 2022, the Company and Riot Blockchain, Inc. (“Riot”) entered into a Hashrate Swap Agreement (the “HSA”). The HSA provides for the exchange of cryptocurrency mining power (“Hashrate”) through the exchange of bitcoin mining computers. As additional consideration to the Company to exchange its factory-new miners for Riot’s operating miners, Riot agreed to deliver twenty-five (25%) percent more Hashrate to Bit Digital than Bit Digital will deliver to Riot. As a result of the HSA, the Company will receive an aggregate of 0.625 EH/s of Hashrate from Riot, in exchange for 0.500 EH/s. As of July 1, 2022, Riot has delivered 5,682 machines in exchange for our 4,984 machines.

In July 2022, we entered into an purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 561 M30S+ miners. The acquired miners were delivered in October 2022.

For the year ended December 31, 2022, the Company sold 1,106 MicroBT Whatsminer M21S miners and 9 MicroBT Whatsminer M20S miners. For the year ended December 31, 2022, the Company also wrote off 641 MicroBT Whatsminer M21S, 253 MicroBT Whatsminer M20S, 23 Bitmain Antminer S17, 1 Innosilicon A10 series ETH miner.

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to December 31, 2022, we earned an aggregate of 4,822.9 bitcoins.

The following table presents our bitcoin mining activities for the year ended December 31, 2022.

	Number of bitcoins	Amount (1)

Balance at December 31, 2021 (as restated)	808.2	$28,846,587
Receipt of BTC from mining services	1,247.5	31,414,102
Exchange of BTC into ETH	(742.5)	(12,160,450)
Sales of and payments made in BTC	(366.9)	(11,160,996)
Impairment of BTC	-	(21,143,096)
Balance at December 31, 2022	946.3	$15,796,147

(1)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price obtained from CryptoCompare, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Environmental, Social and Governance

Sustainability is a major strategic focus for us. Several of our mining locations in the US and Canada provide access to partially carbon-free energy and other sustainability-related solutions, in varying amounts depending on location, including components of hydroelectric, solar, wind, nuclear and other carbon-free generation sources, based on information provided by our hosts and publicly available data, which we believe helps mitigate the environmental impact of our operations. We work with an independent ESG (Environmental, Social and Governance) consultant to self-monitor and adopt an environmental policy to help us to improve our percentage of green electricity and other sustainability initiatives. As we continue to align ourselves with the future of technology and business, we are dedicated to continuously enhancing sustainability, which we believe future-proofs our operations and the larger bitcoin network.

We believe that the bitcoin network and the mining that powers it are important inventions in human progress. The process of problem-solving and verifying bitcoin transactions using advanced computers is energy intensive, and scrutiny has been applied to the industry for this reason. It follows that the environmental costs of mining bitcoin should be surveyed and mitigated by every company in our fast-growing sector. We aim to contribute to the acceleration of bitcoin’s decarbonization and act as a role model in our industry, responsibly stewarding digital assets.

We work with Apex Group Ltd, an independent ESG consultancy, with the goal of becoming one the first publicly-listed bitcoin miners to receive an independent ESG rating on our operations, which we anticipate will provide transparency on the environmental sustainability of our operations, as well as other metrics. Apex’s ESG Ratings & Advisory tools allow us to benchmark our ESG performance against international standards and our peers to identify opportunities for improvement and progress over time. We believe this is an integral approach to improving our sustainable practices and mitigating our environmental impact. By measuring the sustainability and footprint of Bit Digital’s mining, we are able to develop targets to continuously improve as we shift towards our goal of 100% clean energy usage.

On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (“COVID-19”) a global pandemic. We continue to actively monitor the situation and the possible effects on our financial condition, liquidity, operations, suppliers and industry, and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders. The extent to which the COVID-19 outbreak will further impact the Company’s financial results will depend on future developments, which are unknown and cannot be predicted, including the duration and ultimate scope of the pandemic, advances in testing, treatment and prevention, as well as actions taken by governments and businesses.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of digital assets. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Based on our current assessment, we do not expect any material impact on our long-term strategic plans, operations and liquidity.

Results of operations

Results of Operations for the Year Ended December 31, 2022 and 2021

The following table summarizes the results of our operations during the year ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Years Ended December 31,		Variance in
	2022	2021	Amount
		(restated)
Revenues	$32,296,593	$96,078,570	$(63,781,977)

Cost and operating expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(20,374,633)	(30,739,776)	10,365,143
Depreciation and amortization expenses	(27,829,730)	(13,113,964)	(14,715,766)
General and administrative expenses	(23,114,629)	(39,154,204)	16,039,575
Realized gain on exchange of digital assets	6,548,841	20,813,167	(14,264,326)
Impairment of digital assets	(24,654,267)	(27,993,571)	3,339,304
Impairment of property and equipment	(50,038,650)	-	(50,038,650)

Total operating expenses	(139,463,068)	(90,188,348)	(49,274,720)

(Loss) income from operations	(107,166,475)	5,890,222	(113,056,697)

Other income (expenses)
Net gain (loss) from disposal of property and equipment	1,353,299	(3,746,247)	5,099,546
Gain from sale of investment security	1,039,999	-	1,039,999
Other (expense) income, net	(1,116,276)	702,414	(1,818,690)
Total income (expenses), net	1,277,022	(3,043,833)	4,320,855

(Loss) income before income taxes	(105,889,453)	2,846,389	(108,735,842)

Income tax benefits (expenses)	592,850	(3,856,341)	4,449,191
Net loss	$(105,296,603)	$(1,009,952)	$(104,286,651)

Revenues

We generate revenues from digital asset mining and ETH staking business.

Revenues from digital asset mining

We provide computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the year ended December 31, 2022, we received 1,247.5   bitcoins from Foundry USA Pool (“Foundry”) mining pool and 294.3 ETHs from Ethermine mining pool (“Ethermine”) operated by Bitfly Gmbh. We discontinued the ETH mining operations in September 2022 due to Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation.

As of December 31, 2022, our maximum hash rate was at an aggregate of 2.6 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the year ended December 31, 2022, we recognized revenue of $31.4 million and $0.9 million from bitcoin mining services and ETH mining services, respectively.

For the year ended December 31, 2021, we received 2,065.3 bitcoins   from three mining pool operators. Among the total bitcoins, 589.4, 1,267.1, 208.8 bitcoins were mined through Foundry, Huobi Pool and Antpool, accounting for 29%, 61% and 10% of total bitcoins, respectively. As of December 31, 2021, our maximum hash rate was 1.60 EH/s. For the year ended December 31, 2021, we recognized revenue of $96.1 million from bitcoin mining operations.

Our revenues from digital asset mining services decreased by $63.8 million, or 66.4%, to $32.3 million for the year ended December 31, 2022 from $96.1 million for the year ended December 31, 2021. The decrease was primarily due to a decrease of 817.8 in the number of BTC earned from mining services, and a decrease in the average price of BTC for the year ended December 31, 2022 compared to the year ended December 31, 2021.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Revenues from ETH staking

During the fourth quarter of 2022, we commenced ETH staking business, in both native staking and liquid staking.

For the ETH native staking business, we stake ETH, through network-based smart contracts, on a node for the purpose of validating transactions and adding blocks to the network. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The staked ETHs remained locked up until the Shanghai upgrade occurred on April 12, 2023. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to the block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

For the liquid staking business, the Company has deployed ETH liquid staking tokens into Portara (formerly known as Harbour), a liquid staking solution provider under the consortium of Blockdaemon and Stakewise. We receive receipt tokens for the ETH staked and rETH-h for rewards earned which could be redeemed to ETH or can be traded or collateralized elsewhere, at any time.

For the year ended December 31, 2022, we earned 3.68   ETH in native staking and 16.25    rETH-h in liquid staking, respectively. For the year ended December 31, 2022, we recognized revenues of $5,722   and $20,182 from native staking and liquid staking, respectively.

Cost of revenues

The Company’s cost of revenue consists primarily of i) direct production costs related to mining operations, including electricity costs, profit-sharing fees and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and ii) direct cost related to ETH staking business including service fee and profit-sharing fees to the service providers, which is immaterial during the year ended December 31, 2022.

For the years ended December 31, 2022 and 2021, the cost of revenue were comprised of the following:

	For the Years Ended December 31,
	2022	2021
Electricity costs	$15,113,046	$24,790,688
Profit-sharing fees	4,027,597	5,669,700
Other costs	1,233,990	279,388
Total	$20,374,633	$30,739,776

Electricity costs. These expenses were incurred by mining facilities for the miners in operation and were closely correlated with the number of deployed miners.

In the year ended December 31, 2022, electricity costs decreased by $9.7 million, or 39%, compared to the electricity costs incurred in the year of 2021. The decline primarily resulted from a reduced number of deployed miners due to i) the sale or disposal of certain miners before relocating from Hong Kong to North America, and ii) partial offline status of miners in two facilities because of previously announced power cut-off incidents.

Profit-sharing fees. In 2021, we entered into hosting agreements with certain mining facilities, which included performance fees calculated as a fixed percentage of net profit generated by the miners. We refer to these fee as profit-sharing fees.

In the year ended December 31, 2022, profit-sharing fees decreased by $1.6 million, or 29%, compared to profit-sharing fees incurred in the year of 2021. This reduction was primarily due to a decrease in the number of digital assets generated and the comparatively lower average price of bitcoin during 2022.

We expect a proportionate increase in cost of revenue as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the year ended December 31, 2022 and 2021, depreciation and amortization expenses were $27.8 million and $13.1 million, respectively, based on an estimated useful miner life of three years.

General and administrative expenses

For the year ended December 31, 2022, our general and administrative expenses, totaling $23.1 million, were primarily comprised of professional and consulting expenses of $7.7 million, transportation expenses of $0.7 million to relocate miners, salary and bonus expenses of $2.7 million, shared-based compensation expenses of $2.3 million related to RSUs and share options granted to our employees, consultants and director, directors and officers liability insurance expenses of $3.3 million, marketing expenses of $1.1 million, and litigation settlement costs of $2.1 million.

For the year ended December 31, 2021, our general and administrative expenses, totaling $39.2 million, were primarily comprised of professional and consulting expenses of $6.4 million, transportation expenses of $2.2 million mainly incurred to relocate miners from China to North America, shared-based compensation expenses of $20.5 million related to RSUs issued to our directors, management and consultants, shared-based compensation expenses of $1.4 million related to ordinary shares issued to consultants, insurance expenses of $0.9 million, travel expenses of $1.1 million, salary and bonus expenses of $4.6 million and office expenses of $0.8 million.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain on exchange of digital assets” in the consolidated statements of operations. For the year ended December 31, 2022, we recorded a gain of $6.5 million from the exchange of 1,109.3 bitcoins and 87.2 ETH. For the year ended December 31, 2021, we recorded a gain of $20.8 million from the exchange of 1,527.3 bitcoins.

Impairment of digital assets

Impairment of digital assets was $24.7 million and $28.0 million for the years ended December 31, 2022 and 2021, respectively. We utilized the intraday low price of digital assets in calculation of impairment of digital assets.

For the year ended December 31, 2022, the impairment of $24.7 million was comprised of impairment of $21.2 million and $3.5 million on bitcoins and ETH, respectively. For the year ended December 31, 2021, the impairment of $28.0 million was comprised of impairment of $27.9 million and $0.1 million on bitcoins and ETH, respectively.

Impairment of property and equipment

For the year ended December 31, 2022, the Company recorded impairment of $50.0 million against miners, consisting of impairment of $46.4 million and $3.7 million against bitcoin miners and ETH miners, respectively. The Company recognized impairment on miners because the estimated fair value of the miners was less than their carrying value.

For the year ended December 31, 2021, the Company did not record impairment against property and equipment.

Net gain (loss) from disposal of property and equipment

For the year ended December 31, 2022, we sold 1,115 bitcoin miners to certain third-party purchasers for a total consideration of $1.8 million. The Company recognized a gain of $1.5 million from the sale of miners which was recorded in the account of “net gain from disposal of property and equipment”. In addition, the Company wrote off 917 BTC miners and 1 ETH miner during the year, and the Company recorded a loss of $0.2 million resulting from the write-off in the account of “net gain from disposal of property and equipment”.

During the year ended December 31, 2021, we sold or disposed of certain miners, partially in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized a net loss of $3.7 million from sales and disposal of these miners, comprised of a gain of $0.6 million from sales of 15,808 miners to three third parties and a loss of $4.4 million from disposal of 1,779 miners at $nil consideration.

Gain from sale of investment security

For the year ended December 31, 2022, we sold a portion of our investment in one privately held company with a cost of $0.7 million for consideration of $1.7 million. We recognized a gain of $1.0 million from the sale which was recorded in the account of “gain from sale of investment security”.

Income tax expenses

Income tax benefits were $0.6 million for the year ended December 31, 2022, which was comprised of income tax benefits of $943,578 from our U.S. operations, a tax expense of $292,646 from our Hong Kong operations, and an unrecognized tax benefit of $58,082 from our Canada   operations. The income tax benefits from U.S. operations are primarily driven recognition of deferred tax assets from net operating losses in the year ended December 31, 2022, resulting in an income tax benefits of $943,578. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Income tax expense was $3.9 million for the year ended December 31, 2021, which was comprised of income tax expenses of $1.1 million from our U.S. operations, unrecognized tax benefit of $2.8 million from our Hong Kong operations and a tax benefit of $58,081 from other jurisdictions. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on stock-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Net loss and loss per share

For the year ended December 31, 2022, our net loss was $105.3 million, representing a change of $104.3 million from a net loss of $1.0 million for the year ended December 31, 2021.

Basic and diluted loss per share was $1.34 and $0.02 for the years ended December 31, 2022 and 2021, respectively. Weighted average number of shares was 78,614,174   and 55,440,527 for the years ended December 31, 2022 and 2021, respectively.

Results of Operations for the Year Ended December 31, 2021 and 2020

The following table summarizes the results of our operations during the year ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Years Ended December 31,		Variance in
	2021	2020	Amount
	(restated)	(restated)
Revenue from digital assets mining	$96,078,570	$21,065,113	$75,013,457

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(30,739,776)	(14,104,628)	(16,635,148)
Depreciation and amortization expenses	(13,113,964)	(3,324,655)	(9,789,309)
General and administrative expenses	(39,154,204)	(2,515,117)	(36,639,087)
Realized gain on exchange of digital assets	20,813,167	1,434,544	19,378,623
Impairment of digital assets	(27,993,571)	(997,954)	(26,995,617)
Total operating expenses	(90,188,348)	(19,507,810)	(70,680,538)

Income from operations	5,890,222	1,557,303	4,332,919

Other income (expenses)
Loss from disposal of property and equipment	(3,746,247)	-	(3,746,247)
Other income (expenses)	702,414	(1,924)	704,338
Total (expenses) income, net	(3,043,833)	(1,924)	(3,041,909)

Income before income taxes	2,846,389	1,555,379	1,291,010

Income tax expenses	(3,856,341)	-	(3,856,341)
Net (loss) income from continuing operations	(1,009,952)	1,555,379	(2,565,331)

Net loss from discontinued operations	-	(3,834,683)	3,834,683
Net loss	$(1,009,952)	$(2,279,304)	$1,269,352

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the year ended December 31, 2021, we received 2,065.3 bitcoins from three mining pool operators. Among the total bitcoins, 589.4, 1,267.1, 208.8 bitcoins were mined through Foundry, Huobi Pool and Antpool, accounting for 29%, 61% and 10% of total bitcoins, respectively. As of December 31, 2021, our maximum hash rate was 1.60 EH/s. For the year ended December 31, 2021, we recognized revenue of $96.1 million.

For the year ended December 31, 2020, we received 1,510.2 bitcoins from three mining pool operators  and recognized revenue of $21.1 million. Among the total bitcoins, 1,408.2, 77.1, 24.9 bitcoins were mined through Huobi Pool, Poolin and Antpool, accounting for 93%, 5% and 2% of total bitcoins, respectively.

During the year ended December 31, 2021, we sold or disposed of certain miner models, partially in anticipation of purchase opportunities for newer, more efficient machines. We expect to continue to invest in miners to increase the hash rate capacity.

Cost of revenues

The Company’s cost of revenue consists primarily of direct production costs related to mining operations, including electricity costs, profit-sharing fees and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations,

For the years ended December 31, 2021 and 2020, our cost of revenues were comprised of the following:

	For the Years Ended December 31,
	2021	2020
Electricity costs	$24,790,688	$14,104,628
Profit-sharing fees	5,669,700	-
Other costs	279,388	-
Total	$30,739,776	$14,104,628

Electricity costs. These expenses were incurred by mining facilities for the miners in operation and were closely correlated with the number of deployed miners.

In the year ended December 31, 2021, electricity costs increased by $10.7 million, or 76%, compared to that incurred in the year 2020. Although the Company had launched its bitcoin mining operations in February 2020, the number of miners deployed in the first half of that year was considerably lower than in the second half. However, throughout 2021, the Company deployed more miners resulting in a higher hash rate, which, in turn, demanded greater electricity usage, thereby contributing to the surge in electricity costs.

Profit-sharing fees. In the year 2021, we entered into hosting agreements with certain mining facilities, which included performance fees calculated as a fixed percentage of net profit generated by the miners. We refer to these fee as profit-sharing fees.

In the year ended December 31, 2021, profit-sharing fees were $5.7 million. In 2020, we did not incur profit-sharing fees.

We expect an increase in cost of revenue as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the year ended December 31, 2021, depreciation and amortization expenses of $13.1 million based on an estimated useful miner life of 3 years.

For the year ended December 31, 2020, depreciation and amortization expenses of $3.3 million based on an estimated useful miner life of 3 years.

General and administrative expenses

For the year ended December 31, 2021, our general and administrative expenses, totaling $39.2 million, were primarily comprised of professional and consulting expenses of $6.4 million, transportation expenses of $2.2 million mainly incurred to relocate miners from China to North America, shared-based compensation expenses of $20.5 million related to RSUs issued to our directors, management and consultants, shared-based compensation expenses of $1.4 million related to ordinary shares issued to consultants, insurance expenses of $0.9 million, travel expenses of $1.1 million, salary and bonus expenses of $4.6 million and office expenses of $0.8 million.

For the year ended December 31, 2020, our general and administrative expenses, totaling $2.5 million were primarily comprised of professional and consulting expenses of $0.9 million, shared-based compensation for consulting services of $0.5 million, asset impairment for car rental deposits of $0.6 million, travel expenses of $0.2 million, salary expenses of $0.1 million and office expenses of $0.1 million.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain on exchange of digital assets” in the consolidated statements of operations. For the year ended December 31, 2021, we recorded a gain of $20.8  million from the exchange of 1,527.3 bitcoins. For the year ended December 31, 2020, we recorded a gain of $1.4 million from the exchange of 1,242.4 bitcoins.

Impairment of digital assets

Impairment of digital assets was $28.0 million and $1.0 million for the years ended December 31, 2021, and 2020, respectively. We utilized the intraday low price of digital assets in calculation of impairment of digital assets.

Loss from disposal of property and equipment

During the year ended December 31, 2021, we sold or disposed of certain miner, partially in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized a loss of $3.7 million from sales and disposal of these miners, comprised of a gain of $0.6 million from sales of 15,808 miners to three third parties and a loss of $4.3 million from disposal of 1,779 miners at $nil consideration.

Income tax expense

Income tax expense was $3.9 million for the year ended December 31, 2021, which was comprised of income tax expenses of $1.1 million from our U.S. operations, unrecognized tax benefits    of $2.8 million from our Hong Kong operations and a tax benefit of $58,081 from other jurisdictions. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on stock-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Income tax expense was $nil for the year ended December 31, 2020, as we are not subject to tax on income or capital gain in the Cayman Islands, the Company’s U.S. subsidiaries were in a taxable loss position with a full valuation allowance, and we did not have assessable profits in Hong Kong that is due to an offshore non-taxable claim lodged on the business profits, which is however subject to review and approval by the Hong Kong tax authority. In case the offshore non-taxable claim is disallowed, BT HK might be in a tax loss position provided that the amount of expenditure on the mining equipment would be fully allowed by the Hong Kong tax authority as tax deduction.

Net loss and loss per share

For the year ended December 31, 2021, our net loss was $1.0 million, representing a change of $1.3   million from a net loss of $2.3   million for the same period of the prior year.

Basic and diluted loss per share was $0.02 and $0.07 for the years ended December 31, 2021 and 2020, respectively. Weighted average number of shares was 55,440,527 and 30,591,122 for the years ended December 31, 2021 and 2020, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2022 and December 31, 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	December 31,	December 31,	Variance in
	2022	2021	Amount
		(restated)
ASSETS
Current Assets
Cash and cash equivalents	$32,691,060	$42,398,528	$(9,707,468)
Restricted cash	1,320,000	-	1,320,000
USDC	626,441	15,829,464	(15,203,023)
Digital assets	27,587,328	29,039,761	(1,452,433)
Income tax receivable	736,445	-	736,445
Other current assets	1,433,999	3,050,616	(1,616,617)
Total Current Assets	64,395,273	90,318,369	(25,923,096)

Investment securities	1,787,922	1,000,000	787,922
Deposits for property and equipment	2,594,881	43,094,881	(40,500,000)
Property and equipment, net	22,609,391	32,489,158	(9,879,767)
Deferred tax assets	-	58,081	(58,081)
Other non-current assets	9,033,200	6,714,571	2,318,629
Total Assets	$100,420,667	$173,675,060	$(73,254,393)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$3,628,619	$2,608,899	$1,019,720
Income tax payable	-	559,774	(559,774)
Accrued litigation settlement cost	2,100,000	-	2,100,000
Other payables and accrued liabilities	1,714,735	1,875,933	(161,198)
Total Current Liabilities	7,443,354	5,044,606	2,398,748

Deferred tax liabilities	-	462,372	(462,372)
Long-term income tax payable	3,044,004	2,767,276	276,728

Total Liabilities	$10,487,358	$8,274,254	$2,213,104

Cash and cash equivalents

Cash and cash equivalents primarily consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents were $32.7 million and $42.4 million as of December 31, 2022 and December 31, 2021, respectively. The decrease in the balance of cash and cash equivalents was a result of net cash of $8.5 million used in operating activities, net cash of $18.6 million used in investing activities, partially net off against net cash of $18.7 million provided by financing activities.

USDC

USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer. The balance of USDC was $0.6 million and $15.8 million as of December 31, 2022 and December 31, 2021, respectively. The decrease in the balance of USDC was attributable to exchange of USDC of $13.5 million into cash, payment of USDC of $2.4 million in transportation expenses for relocation of certain bitcoin miners and payment of other expenses of $2.3 million, partially offset by collection of USDC of $2.0 million from exchange of cash, collection of USDC of $0.7 million and $0.2 million, as proceeds from sales of bitcoin miners and deposit for miner sale, respectively.

Digital assets

Digital assets primarily consist of bitcoin and ETH. For the year ended December 31, 2022, we earned bitcoins from mining services and ETH from mining services and staking services, and exchanged bitcoins into ETH, USDC and cash, or used bitcoin and ETH to pay certain operating costs and other expenses. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the intraday low price of the digital assets.

As compared with the balance as of December 31, 2021, the balance of digital assets as of December 31, 2022 decreased by $1.5 million, which was primarily attributable to a combined impairment of $24.7   million on bitcoin and ETH, and exchange of bitcoins of $9.8   million into cash, partially offset against generation of bitcoins and ETH, totaling $32.3 million, from our mining business.

Deposits for property and equipment

Deposits for property and equipment represented advance payments for bitcoin miners. The balance was derecognized once the control of the miners was transferred to us.

Compared with December 31, 2021, the balance as of December 31, 2022 decreased by $40.5   million, which was mainly due to delivery of miners from Bitmain Technology Limited during the year ended December 31, 2022.

Property and equipment, net

Property and equipment was primarily comprised of BTC miners and ETH miners, both with estimated 3-year useful life.

As of December 31, 2022, we recorded impairment of $46.4 million on BTC miners and $3.7 million on ETH miners, as the estimated fair value of these miners was less than their net carrying amount. As of December 31, 2022, we had 37,676 bitcoin miners and 730 ETH miners with net book value of $22.4 million and $0.2 million, respectively. As of December 31, 2021, we had 27,744 bitcoin miners and 731 ETH miners with net book value of $26.7 million and $5.8 million, respectively.

Accounts payable

Accounts payable represented the amount due to the maintenance service provided by our hosting partners. Compared with December 31, 2021, the balance of accounts payable increased by $1.0 million, largely due to the delayed payments to one of our hosting partners in 2022.

Long-term income tax payable

Compared with December 31, 2021, the balance as of December 31, 2022 increased by $276,728, which was recognized for the incremental penalty accrued on the existing unrecognized tax benefits for the years ended December 31, 2022. Refer to Note 12. Income Taxes for further details.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA” and Adjusted earnings per share (“Adjusted EPS”).

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-cash and / or non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital asset mining. The adjustments currently include fair value adjustments such as investment securities value changes and non-cash share-based compensation expense, in addition to other income and expense items.

Adjusted EPS is a financial measure defined as our EBITDA divided by our diluted weighted-average shares outstanding, adjusted with the EPS impact related to the adjustments made to EBITDA to derive Adjusted EBITDA.

We believe Adjusted EBITDA and Adjusted EPS can be important financial measures because they allow management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA and Adjusted EPS are provided in addition to and should not be considered to be a substitute for, or superior to net income, the comparable measures under U.S. GAAP. Further, Adjusted EBITDA and Adjusted EPS should not be considered as an alternative to revenue growth, net income, diluted earnings per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA and Adjusted EPS have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA and Adjusted EPS to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Years Ended December 31,
	2022	2021	2020
		(restated)	(restated)
Reconciliation of non-GAAP income from operations:
Net (Loss) Income	$(105,296,603)	$(1,009,952)	$1,555,379
Depreciation and amortization expenses	27,829,730	13,113,964	3,324,655
Income tax expenses	(592,850)	3,856,341	-
EBITDA	(78,059,723)	15,960,353	4,880,034

Adjustments :
Share based compensation expenses	2,262,691	21,907,416	456,000
(Gain) loss from disposal of property and equipment	(1,353,299)	3,746,247	-
Gain from sale of investment security	(1,039,999)	-	-
Gain from disposal of a subsidiary	(52,383)	-	-
Changes in fair value of long-term investments	545,412	-	-
Liquidated damage expenses	619,355	-	-
Impairment of property and equipment	50,038,650	-	-
Adjusted EBITDA	$(27,039,296)	$41,614,016	$5,336,034

	For the Years Ended December 31,
	2022	2021	2020
		(restated)	(restated)
Reconciliation of non-GAAP Basic and Dilutive (Loss) Earnings Per Share:
Basic and dilutive (loss) earnings per share	$(1.34)	$(0.02)	$0.05
Depreciation and amortization expenses	0.35	0.24	0.11
Income tax expenses	(0.01)	0.07	-
EBITDA per share	(1.00)	0.29	0.16

Adjustments:
Share based compensation expenses	0.03	0.40	0.01
(Gain) loss from disposal of property and equipment	(0.02)	0.07	-
Gain from sale of investment security	(0.01)	-	-
Gain from disposal of a subsidiary	(0.00)	-	-
Changes in fair value of long-term investments	0.01	-	-
Liquidated damage expenses	0.01	-	-
Impairment of property and equipment	0.64	-	-
Adjusted basic and dilutive (loss) earnings per share	$(0.34)	$0.76	$0.17

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing as well.

During April 4 through May 12, 2022, we issued an aggregate of 10,990,327 ordinary shares to Ionic Ventures LLC for gross proceeds of $22.0 million. The Company received net proceeds of $21.0 million after deducting commissions payable to broker-dealers.

As of December 31, 2022, we had working capital of $57.0 million which includes USDC of $0.6 million and digital assets of $27.6 million as of December 31, 2022. Working capital is the difference between the Company’s current assets and current liabilities.

Under the Company’s Purchase Agreement with Ionic Ventures LLC, the Company has the right, but not the obligation, to sell to Ionic up to $22 million of registered Ordinary Shares.

The Company may also offer and sell equity securities from time to time in one or more offerings at the market (ATM) at prices and on terms which the Company will then determine for an initial aggregate offering price of $500 million pursuant to a registration statement on Form F-3 declared effective by the SEC on May 4, 2022. To date, no securities have been sold under the registration statement.

Revenue from Operations

Funding our operations on a going-forward basis will rely significantly on our ability to continue to mine digital assets and the spot or market price of the digital assets we mine, and our ability to earn ETH rewards from ETH native staking and liquid staking and the spot or market price of ETH.

We expect to generate ongoing revenues primarily from the production of digital assets, primarily bitcoin, in our mining facilities. Our ability to liquidate digital assets at future values will be evaluated from time to time to generate cash for operations. Generating digital assets, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations. Furthermore, regardless of our ability to generate revenue from our digital assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of digital assets to maintain our operations is subject to many risks and uncertainties and, even if we are successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through digital asset production and successfully convert digital assets  into cash or fund overhead with digital asset is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of digital asset rewards has been extremely volatile historically, and future prices cannot be predicted.

If we are unable to generate sufficient revenue from our digital asset production when needed or secure additional funding, it may become necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

	For the Years Ended December 31,
	2022	2021	2020
Net Cash Used in Operating Activities	$(8,496,028)	$(17,351,892)	$(971,690)
Net Cash Used in Investing Activities	(18,605,265)	(46,841,220)	(4,494,165)
Net Cash Provided by Financing Activities	18,713,825	106,186,507	5,255,000
Cash, cash equivalents and restricted cash, beginning of year	42,398,528	405,133	630,650
Cash, cash equivalents and restricted cash, end of year	34,011,060	42,398,528	419,795
Less: cash, cash equivalents and restricted cash from discontinued operations, end of year	-	-	14,662
Cash, cash equivalents and restricted cash from continuing operations, end of year	$34,011,060	$42,398,528	$405,133

Operating Activities

Net cash used in operating activities was $8.5 million for the year ended December 31, 2022, derived mainly from (i) net loss of $105.3 million for the year ended December 31, 2022 adjusted for digital assets of $32.3 million from our mining services, depreciation expenses of miners of $27.8 million, gain from exchange of digital assets of $6.5 million, impairment of digital assets of $24.7 million, impairment of property and equipment of $50.0 million, and share-based compensation expenses of $2.3 million, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in digital assets and stable coins of $25.1 million as net proceeds from sales of digital assets and stable coins, and an increase in accounts payable of $3.2 million.

Net cash used in operating activities was $17.4 million for the year ended December 31, 2021, derived mainly from (i) digital assets of $96.1 million from our mining services, depreciation expenses of miners of $13.1 million, impairment of digital assets of $28.0   million, loss from sales and disposal of miners of $3.7 million, gain from exchange of digital assets of $20.8 million, issuance of ordinary shares to certain service providers for provision of promotion and marketing services and advisory services of $1.4 million, share-based compensation related to restricted share units granted to the Company’s directors, senior management and consultants of $20.5 million, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in digital assets and stable coins of $5.7   million as net proceeds from sales of digital assets and stable coins, and (b) a change in accounts payable of $21.6 million, primarily because we paid hosting and power cost of $24.3 million in digital assets.

Net cash used in operating activities was $1.0 million for the year ended December 31, 2020, mainly derived from (i) net income of $1.5 million from continuing operations for the year adjusted for digital assets of $21.1 million from our mining services, depreciation expenses of miners of $3.3 million, gain from exchange of digital assets of $1.4 million, impairment of digital assets of $1.0 million, share-based compensation expenses for consulting services of $0.5 million, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in digital assets and coins of $2.8 million as net proceeds from sales of digital assets and stable coins, (b) an increase in other current assets of $1.8 million, primarily attributable to payment of deposits of $1.7 million to two service providers who paid hosting and power costs on behalf of us, and (c) a change in accounts payable of $14.3 million, primarily because we paid hosting and power cost in digital assets.

Investing Activities

Net cash used in investing activities was $18.6 million for the year ended December 31, 2022, primarily attributable to purchases of bitcoin miners of $19.3 million, investment of $2.0 million in one investment fund, and loss of cash of $59,695 from sale of an inactive subsidiary, partially offset by proceeds of $1.1 million from sales of bitcoin miners, and proceeds of $1.7 million from sale of a portion of long-term investment.

Net cash used in investing activities was $46.8 million for the year ended December 31, 2021, primarily attributable to miner purchases of $6.5 million and deposits made for miners of $40.3 million.

Net cash used in investing activities was $4.5 million for the year ended December 31, 2020, primarily used in purchases of miners of $4.5 million.

Financing Activities

Net cash provided by financing activities was $18.7 million for the year ended December 31, 2022, primarily attributable to the net proceeds of $21.0 million from direct offering with Ionic Ventures, an institutional investor, and partially offset by the payment of liquidated damage fees of $2.2 million as the registration statement for resale of shares issued in one of our private placements was not declared effective by the SEC until January 25, 2022.

Net cash provided by financing activities was $106.2 million for the year ended December 31, 2021, primarily provided by net proceeds of $75.0 million of net proceeds from our private placements with certain investors, net proceeds of $34.3 million from our direct offering with Ionic, an institutional investor, and net proceeds of $1.3 million from the issuance of convertible notes to Ionic, offset, in part, by the payment of liquidated damage fees of $3.2 million as the registration statement for resale of shares issued in our private placement was not declared effective by the SEC by December 31, 2021, and the withholding of ordinary shares of $1.1 million for payment of employee withholding taxes.

Net cash provided by financing activities was $5.3 million for the year ended December 31, 2020, primarily provided by proceeds of $5.2 million from certain shareholders under private placement transactions and borrowings of $7,000 from related parties.

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

Recently issued and adopted accounting pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 3 of the consolidated financial statements as of December 31, 2022.

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this news release. Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements reflecting our current expectations that involve risks and uncertainties (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Actual results and the timing of events in this news release includes information about hash rate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those discussed in our such forward-looking statements as a result of many factors, including, but not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and may prevent the Company from operating its assets; the ability to establish new facilities for bitcoin mining in North America; a decrease in cryptocurrency migrating and then operating its assets; a decrease in cryptocurrency pricing; volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022 and other documents disclosed under the Company’s filings at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2022.

Directors/Executive Officers	Age	Position/Title
Zhaohui Deng	54	Chairman of Board of Directors
Bryan Bullett	51	Chief Executive Officer
Erke Huang	34	Chief Financial Officer and Director
Sam Tabar	50	Chief Strategy Officer
Ichi Shih	52	Independent Director
Yan Xiong	58	Independent Director
Brock Pierce	43	Independent Director

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

Bryan Bullett

Mr. Bullett served as Chief Executive Officer from March 31, 2021 to March 31, 2023. On March 31, 2023, Mr. Bullet resigned as Chief Executive Officer and as a director of subsidiaries pursuant to a separation agreement and will serve as non-executive Senior Advisor. Since April 2023 he has been an independent contractor for Hollister Associates LLC and from January 2020 to April 2023, he was an independent contractor for Centerboard Securities LLC. From August 2016 to June 2019, Mr. Bullett served as Executive Vice President and Head of Capital Markets for US affiliates of the company currently known as E&P Financial Group and its predecessors. From August 2012 to July 2016, Mr. Bullett served as a Senior Vice President at FBR & Co. During 2011 and 2012, Mr. Bullett served as a Vice President at Keefe, Bruyette & Woods. During the years 2006 through 2010, Mr. Bullett served as a Vice President and as an Associate in Investment Banking at Bank of America Merrill Lynch (formerly Banc of America Securities). During the years 2004 through 2006, Mr. Bullett served as an Associate in Leveraged Finance at Deutsche Bank Securities. Prior thereto, Mr. Bullett served as an early or founding employee of several technology and/or digital media-related startup companies. Mr. Bullett received a bachelor’s degree from Brown University and an MBA from Columbia Business School. Mr. Bullett is a FINRA-registered representative of Hollister Associates LLC, a registered broker-dealer. Centerboard Securities, LLC did not participate in any offering of securities by the Company as an underwriter, initial purchaser, placement agent, sales agent or any similar role.

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

Sam Tabar

Mr. Tabar served as Chief Strategy Officer from March 31, 2021 to March 31, 2023 when he was appointed Chief Executive Officer of the Company. Since January 2020, he has also been an independent contractor for Centerboard Securities LLC. Prior thereto, Mr. Tabar served as the Co-Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020. Prior to this, he served as a Partner to FullCycle Fund from December 2015 to April 2017. Prior to this, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2010 to April 2011. Prior to this, he was Co-Head of Marketing at Sparx Group from January 2004 to 2010. Prior to this, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from September 2001 to January 2004. Mr. Tabar received his Bachelor of Arts from Oxford University in 2000 and received his Master of Law (LL.M.) from Columbia University School of Law in 2001. He was associate editor of the Columbia Law Business Law Journal in 2000, and is a current member of the New York State Bar Association. Mr. Tabar was a FINRA registered representative with Centerboard during 2022 until his resignation from Centerboard on March 31, 2023.

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

Brock Pierce

Mr. Brock Pierce has been serving as a director of the Company since October 31, 2021. He is an entrepreneur, artist, venture capitalist, and philanthropist with an extensive track record of founding, advising and investing in disruptive business. He’s credited with pioneering the market for digital assets and has raised more than $5B for companies he has founded. Pierce is Chairman of Bitcoin Foundation and the co-founder of EOS Alliance, Block.One, Blockchain Capital, Tether, and Mastercoin. Pierced has been involved in bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons and ran KNC’s China operation, one of the world’s first large scale mining operations. He was also a seed investor in BitFury through Blockchain Capital. He also established the largest Bitcoin mining operation in Washington State in the industry’s early days. Pierce has lectured at some of the nation’s most prestigious institutions, the Milken Institute Global Conference, International World Congress, and has been featured by the New York Times, Wall Street Journal and Fortune. Pierce was on the first-ever Forbes List for the “Richest People in Cryptocurrency” and was an Independent Party candidate for President of the United States in 2020.

6.B. Compensation

For the fiscal years ended December 31, 2022, 2021 and 2020, we paid an aggregate of approximately $1,064,000, $2,505,542 and $80,000, respectively, in cash to our executive officers, and $4,000, $4,000 and $16,000, respectively, to our non-executive directors.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for awarded to or earned by (i) each individual serving as our principal executive officer and principal financial officer during the fiscal years ended December 31, 2022 and 2021, and (ii) the three (3) most highly compensated individuals; and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary	Cash Bonus	Stock Awards		Stock Based Comp(5)	Non-Equity Incentive Plan Comp	Paid Deferred Comp Earnings	All Other Comp	Total
Bryan Bullett, CEO(1)	2022	$500,000	-	-		-	-	-	-	$500,000
	2021	$93,750	$567,021	160,765	(2)	$2,132,290	$-	$-	$-	$2,793,061
Erke Huang, CFO and Director(3)	2022	$64,000	-	-		-	-	-	-	$64,000
	2021	$64,000	$1,120,000	440,000		$3,502,400	$-	$-	$-	$4,686,400
Sam Tabar, CSO(4)	2022	$500,000	-	-		-	-	-	-	$500,000
	2021	$93,750	$567,021	160,765	(2)	$2,132,290	-	-	-	$2,793,061

(1)	Mr. Bullett served as Chief Executive Office from March 31, 2021 to March 31, 2023.

(2)	Messrs. Bullett and Tabar were awarded 120,765 restricted stock units (RSUs) pursuant to employment agreements dated March 31, 2021, which shares vested over 24 months commencing in February 2021. In July 2021, Messrs. Bullett and Tabar were each awarded 40,000 RSUs as a bonus. The RSUs awarded to Messrs. Bullett and Tabar were granted under the Company’s 2021 Omnibus Equity Incentive Plan described in Section 10.B. Memorandum and Articles of Association – Share Options/Restricted Share Units. In 2022, no new RSUs were issued to Messrs. Bullett and Tabar.

(3)	Mr. Huang has served as CFO since October 18, 2019 and as Interim CEO from February 2, 2021 until March 31, 2021. On March 31, 2023, with a change in senior management, Mr. Huang’s salary increased to $600,000 per annum, pursuant to an amendment to his employment agreement with the Company, as summarized below under “Employment Agreements.”

(4)	Mr. Tabar served as CSO from March 31, 2021 to March 31, 2023. On March 31, 2023, Mr. Tabar began to serve as Chief Executive Officer of the Company.

(5)

The “Stock Based Comp” column represents the aggregate grant date fair value for RSUs granted under the Company’s 2021 Omnibus Equity Incentive Plan during fiscal year 2021, computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 (“ASC 718”). See Note 3 to our consolidated financial statements for details on the assumptions used to determine the grant date fair value of the restricted stock units. As of December 31, 2021, fair value of the vested and issued RSUs, based on the closing price on the vesting date, for Messrs. Bullett, Huang and Tabar is $897,230, $3,502,400 and $897,230 respectively.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements

Erke Huang

On October 28, 2022, the Company and Erke Huang entered into an employment agreement pursuant to which the Company paid Mr. Huang $60,000 per annum as Chief Financial Officer of the Company. In connection with a change in senior management of the Company, Mr. Huang’s base salary was increased to $600,000, with such compensation commencing on March 10, 2023. The agreement is for a term of two (2) years and will renew automatically for one-year terms when not terminated by either party. Mr. Huang is eligible for bonuses as determined by the Board and eligible to participate in equity incentive plans of the Company. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his employment agreement. Mr. Huang is subject to a one-year non-competition and non-solicitation covenant from the date of termination of employment for any reason. The Company and Mr. Huang also entered into a director agreement on October 28, 2022, pursuant to which the Company agreed to pay Mr. Huang one thousand (US$1,000) dollars per quarter for serving on the Board. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his director agreement. Under the director agreement, Mr. Huang is subject to a one-year non-competition covenant and a three-year non-solicitation covenant. Mr. Huang has no family relationship with any of the executive officers of the Company.

Bryan Bullett

Mr. Bullett was employed under a two-year Employment Agreement effective March 31, 2021 until March 31, 2023. He was compensated at the rate of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Bullett’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He was eligible for a discretionary yearly cash bonus based on targets and performance criteria to be established by the Board. Mr. Bullett was awarded 120,765 restricted stock units (“RSUs”) under his Employment Agreement. The RSUs were awarded under the 2021 Omnibus Equity Incentive Plan approved by the Company’s shareholders at its April 2021 Annual General Meeting.

Pursuant to a Confidential Negotiated Separation Agreement and General Release dated March 13, 2023, Mr. Bullett resigned his employment with the Company as Chief Executive Officer effective March 31, 2023. The Company paid Mr. Bullett a lump sum of $1,000,000 of severance pursuant to his Employment Agreement. All of the outstanding RSUs had already vested. Under the agreement the Company released Mr. Bullett from any and all express or implied lock-ups or restrictions on trading Company securities and to the extent Mr. Bullett is considered an insider at any time following the effective date of the Agreement and General Release, the Company will provide him with an open trading window at least once per quarter.

Additionally, on March 13, 2023, with effectiveness on March 31, 2023, the Company entered into an Advisory Agreement with an entity wholly owned and controlled by Mr. Bullett. Through the entity, Mr. Bullett will serve the non-executive role of Senior Advisor to the Company and will provide certain advisory services to the Company, such as global expansion, business development, product, technology, ecosystem development, strategic partnerships advice and strategic introductions.

Sam Tabar

Mr. Tabar has been employed under a two-year Employment Agreement, effective March 31, 2021, on substantially the same terms as the Employment Agreement described above for Mr. Bullett. He too was compensated at a base salary of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Tabar’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He was awarded 120,765 RSUs under his Employment Agreement pursuant to the terms and conditions of the 2021 Omnibus Equity Incentive Plan.

Pursuant to a second amendment to the Employment Agreement dated March 31, 2023, the Company extended the term of the Employment Agreement for an additional two years with Mr. Taber assuming the role of Chief Executive Officer. Mr. Taber’s salary remains $500,000 and his equity award compensation remains as pursuant to his original employment agreement and the 2021 Omnibus Equity Incentive Plan. The second amendment also provided that the Employment Agreement will not be terminated by the Company at any time prior to the end of the Initial two -year Term except for Cause (as defined). In the event that Mr. Tabar’s employment is terminated by the Company without Cause commencing two (2) years from the date of the Amendment, or at any time by Mr. Tabar for Good Reason, or as a result of expiration of the Employment Period by reason of the Company’s issuance of a Non-Renewal Notice, the Company shall pay and/or provide Mr. Tabar with a single lump sum cash amount on the next regularly scheduled payroll date following Executive’s date of termination, in an amount equal to the number of years employed by the Company (or fraction thereof) plus two (2) multiplied by one (1) month of Base Salary with a minimum of six (6) months Base Salary at all times during the Employment Period.

Mr. Tabar has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Mr. Tabar has also agreed to assign all right, title and interest (including but not limited to patents and trademarks) in all inventions and designs which he conceives, develops or reduces to practice during his employment with the Company and two (2) years thereafter.

In addition, Mr. Tabar has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment. Specifically, Mr. Tabar has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to him in his capacity as a representative of the Company for the purpose of doing business with such persons or entities that will harm the Company’s business relationships with these persons or entities; or (ii) seek directly or indirectly, to solicit the services of any of the Company’s employees who is employed by the Company on or after the date of his termination, or in the year preceding such termination, without our express consent.

Director Compensation

The Company and each of its independent directors, Ms. Ichi Shih, Yan Xiong and Zhaohui Deng, entered into director agreements pursuant to which the Company agreed to pay each director one thousand ($1,000) dollars per quarter for serving on the Board for a one-year period, subject to a one-year renewal. In 2021, the Board also authorized one-time 10,000 RSUs award with immediate vesting to Ichi Shih for her services pursuant to the Company’s 2021 Omnibus Equity Incentive Plan and 30,000 RSUs were awarded in October 2022 under the Second 2021 Omnibus Equity Incentive Plan with immediate vesting for her services as Chairman of the Audit Committee during 2022 and 2023. The Company shall also reimburse each director for reasonable and approved expenses incurred by him or her in connection with the performance of their duties under the director agreements.

As an independent director, Mr. Pierce, through an entity for which he serves on the Company’s Board, was awarded 20,000 RSUs with immediate vesting pursuant to the Company’s 2021 Omnibus Equity Incentive Plan. He is eligible for additional compensation, from time to time, at the discretion of the Board. His term is one year and was renewed for a one-year renewal year re-election by a majority of the shareholders of the Company at the July 29, 2022 Annual General Meeting. He will be provided with additional compensation for any renewal of at least the initial 20,000 RSUs award.

There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which each independent director had, or will have, a direct or indirect material interest.

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

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

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

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to Item 10B. “Memorandum and Articles of Association – Provisions in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this report by our officers, directors, senior advisor and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

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

	Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owners(1)	Number		Voting Securities %
Directors and Officers:
Erke Huang	300,000	(3)	11.3	%(4)
Zhaohui Deng	700,000	(3)	26.4	%(4)
Yan Xiong	-		-
Ichi Shih	40,000	(5)	*
Brock Pierce	20,000	(6)	*
Bryan Bullett	80,854	(7)	*
Sam Tabar	104,539	(7)	*
All directors and officers as a group (seven individuals)	1,245,393		37.9%
5% shareholders: no others

*	Less than 1% of issued and outstanding shares.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Bit Digital, Inc., 33 Irving Place, New York, New York 10003.

(2)	Applicable percentage of voting securities prior to the date of this report is based on 82,535,471 Ordinary Shares outstanding and one million preference shares, each with fifty (50) votes, or an aggregate of 132,535,471 voting securities as of April 11, 2023, together with securities exercisable or convertible into Ordinary Shares within sixty (60) days as of such date for each shareholder.

(3)	Erke Huang (through Even Green Holdings Limited) and Zhaohui Deng are the beneficial owners of 300,000 and 700,000 Ordinary Shares, respectively, issuable upon the conversion of 1,000,000 Preference Shares owned by Geney Development Limited (“GDL”), a BVI entity, located at 4th Floor Waters Edge Building, Meridian Plaza, Road Town, Tortola VG1110, British Virgin Islands. The Company’s Amended and Restated Articles of Association (the “AOA”), filed in the Cayman Islands on or about April 30, 2021, provides that (i) all Preference Shares are convertible into Ordinary Shares on a one-for-one basis and (ii) for all Company matters requiring the vote of Members by a poll or by proxy, each Preference Share shall carry the equivalent number of votes as 50 Ordinary Shares, or an aggregate of 50,000,000 votes, which are equal to approximately 60.6% of the 82,535,471 issued and outstanding shares as of April 11, 2023 or approximately 37.9% of the Voting Securities, including the Preference Shares.

(4)	The 300,000 preference shares beneficially owned by Mr. Huang carry 15 million votes and the 700,000 preference shares owned by Mr. Deng carry 35 million votes.

(5)	Represents 10,000 Ordinary Shares issued under restricted stock units (“RSUs”) granted and vested in October 2021 and 30,000 Ordinary Shares under RSUs granted and vested in October 2022.

(6)	Represents 20,000 Ordinary Shares issued in 2021 under RSUs granted and vested pursuant to the Director Agreement under which Mr. Pierce is serving.

(7)	These shares are those remaining issued and outstanding from 120,765 shares issued to each of Mr. Bullett and Mr. Tabar upon exchange of RSUs awarded under their respective employment agreements entered into, each effective as of March 31, 2021 and the remaining 40,000 shares were issued upon exchange of RSUs awarded pursuant to Board of Directors’ resolutions adopted on July 29, 2021. The RSUs were awarded under the Company’s 2021 Omnibus Equity Incentive Plan approved by the Company’s shareholders at the 2020 Annual Meeting. The initial 135,765 shares issued to both Mr. Bullett and Mr. Tabar vested in twenty-four (24) equal monthly installments commencing in February 2021. The 40,000 RSUs (as exchanged for Ordinary Shares) issued to each of Messrs. Bullett and Tabar were fully vested upon award.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

See Item 6B. “Compensation” for information concerning employment agreements entered into with each of the Company’s executive officers: Bryan Bullett, our former Chief Executive Officer, Erke Huang, Chief Financial Officer, and Sam Tabar, current Chief Executive Officer and former Chief Strategy Officer.

On March 21, 2022, the Company and an officer of the Company entered into a Confidential Settlement, General Release and Separation Agreement (the “Agreement”) with a former employee (the “Employee”). The Employee asserted various disputes, which the Company settled for a sum of $500,000. The parties entered into a non-disclosure agreement and agreed to mutual non-disparagement. The Board of Directors of the Company retained counsel to review and investigate the matter and made recommendations to the Board to implement concerning our policies and procedures and to reduce the officer’s 2022 bonus by $300,000.

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

Legal Proceedings

See “Item 4. Information on the Company – Legal Proceedings.”

Dividends

We have never declared or paid any dividend on our Ordinary Shares and we do not anticipate paying any dividends on our Ordinary Shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. The 1,000,000 preference shares beneficially held by an officer and a director of the Company are entitled to eight (8%) percent annual dividends if and when decided by the Board of Directors. On February 7, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhao Hui Deng, the Company’s Chairman of the Board.

Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Ordinary Shares, $.01 par value, are listed for trading on the Nasdaq Capital Market under the symbol “BTBT” The shares began trading on March 19, 2018 on the Nasdaq Capital Market. On August 7, 2020, the Company changed its Nasdaq trading symbol from DNJR to BTBT.

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

Our authorized share capital is 350,000,000 shares consisting of 340,000,000 Ordinary Shares, par value $0.01 per share and 10,000,000 preferred shares, par value $0.01 per share. As of April 11, 2023, there were 82,535,471 Ordinary Shares and 1,000,000 preferred shares issued and outstanding, with 50 votes per preferred share.

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

At the Company’s Annual General Meeting held on April 20, 2021, the Company’s shareholders authorized a new class of 1,000,000 Preferred Shares which provide for annual dividends of eight (8%) percent, a liquidation preference of $10 per share; conversion into Ordinary Shares on a 1:1 basis, subject to a 4.99% Conversion Limitation; Ranking Senior to Ordinary Shares with a voting right of fifty (50) Ordinary Shares for each Preferred Share. These preferred shares were issued to our Chairman, Zhaohui Deng (700,000 shares) and our Chief Financial Officer, Erke Huang (300,000 shares) in order to enable them to carry out our business strategy. See Item 8. “Financial Information – Dividends.”

Provisions in Corporate Law

The Cayman Islands’ Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Act applicable to us.

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

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Share Options/Restricted Share Units

The Company’s Board of Directors adopted the 2021 Omnibus Equity Incentive Plan (the “2021 Plan”), which was approved by the Company’s shareholders at the Annual General Meeting on April 20, 2021. An aggregate of 2,415,293 Restricted Stock awards were granted under the 2021 Plan and no Ordinary Shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 Ordinary Shares reserved for issuance under the Company’s 2021 Second Omnibus Equity Incentive Plan (the “2021 Second Plan’), with 333,125 incentive stock options outstanding as of December 31, 2022.

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

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report, including those described in Item 4. “Information on the Company” and Item 6. “Directors, Senior Management and Employees.”

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

Market price risk of Bitcoin

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$7,220 per coin as of December 31, 2019; US$28,922 per coin as of December 31, 2020; to US$34,755 per coin as of June 30, 2021 and a high of US$45,538 as of March 31, 2022 and a low of US$16,547 as of December 31, 2022, according to CoinMarketCap.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management determined that, as of December 31, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●

Lack of a functional internal audit department or personnel that monitors the consistencies of the internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal control;

●	For example, the material weakness related to the application and interpretation of GAAP in the area of impairment of digital assets resulted in a material misstatement to the Company’s previously issued consolidated financial statements. Such control weakness resulted from the Company’s method in calculating impairment that was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment.

●	Information Technology General Controls. Formal policies and procedures are not in place to govern access and security to data, applications, networks, hardware and firmware. This includes, but is not limited to, the management of miners at third-party hosting facilities.

Remediation

Management is responsible its assessment of the effectiveness of internal controls over financial reporting and is committed to improving its controls related to the material weaknesses described above, such that these controls are designed, implemented, and operating effectively.

During and subsequent to the year ended December 31, 2022, Management has worked to improve the Company’s internal controls, such as implementation of a reputable cloud based general ledger system to record and maintain complete and accurate financial information. Our management also has commenced the following actions to remediate the material weakness described above:

●	Establish formal internal control policies and procedures and practices.

	i.	Hire a well-established SOX advisory firm to evaluate internal controls and to report on the results of that evaluation.

	ii.	Hire an independent IT technical expert to audit the IT environment as well as internal controls and to assist in remediation efforts.

iii.

Hire an experienced financial and IT controls expert who will work with management and staff to implement policy, procedure and knowledge management protocols to sustain compliance with SOX internal controls over financial reporting.

	iv.	Provide training on policies, procedures and GAAP compliance.

●	Implement new applications and systems that are aligned with our focus on creating strong internal controls, as well as complete and accurate financial information;

i.

Formalize the process for user access provisioning and de-provisioning will be implemented along with a knowledge management protocol to ensure robust knowledge transfer.

Reviews of user access will be performed periodically based on the system risk, at least annually, for segregation of duties and user responsibilities alignment.

ii.	Formalize back-up and recovery protocols for relevant applications or data.

iii.	Change management policies and procedures will be formalized to ensure that the enforcement of these protocols effectively bolsters centralized monitoring.

iv.	Vendors, including but not limited to our hosting partners, will be evaluated at least bi-annually or more often based on an assessment of vendor risk. Actions, ranging from remediation to termination of the relationship, will be taken based on these evaluations.

v.	The policies and procedures related to shipping, receiving and monitoring will be refined to facilitate improved management and protection of mining assets.

The material weaknesses in our internal control over financial reporting will not be considered remediated until ITGCs and process-level controls operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. We cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal control over financial reporting related to the identified material weaknesses, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. Furthermore, management will report the progress and status of the above remediation efforts to the Audit Committee on a periodic basis.

(c) Changes in Internal Control over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2022 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Ichi Shih, Yan Xiong, Brock Pierce and Zhaohui Deng. Our board of directors has determined Ichi Shih, Yan Xiong, Brock Pierce and Zhaohui Deng are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Ichi Shih meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2022, no amendments to or waivers from the Code were made or given for any of our executive officers. The code of ethics is updated as needed from time to time.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

Audit fees(1)	$232,230	$190,000	$120,000
Audit related fees(2)	49,230	50,940	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
Total	$281,460	$240,940	$120,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit related fees” and “Tax fees.”

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

As of June 30, 2022, the date of determination, we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

The Company’s auditor, Audit Alliance LLP, is PCAOB registered and based in Singapore. Under the Holding Foreign Companies Accountable Act (the “HFCAA”), the PCAOB is permitted to inspect our independent public accounting firm. There is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA requiring the SEC to prohibit an issuer’s securities from trading on any U.S. securities exchange and on the over-the-counter market, if the auditor is not subject to PCAOB inspections for two consecutive years (as amended) and this ultimately could result in our Ordinary Shares being delisted. The PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. While the audit reports of Audit Alliance LLP incorporated by reference into this report are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future.

ITEM 16J. INSIDER TRADING POLICIES

(a) The Company has adopted an Insider Trading Policy and procedures governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that are reasonably designated to promote compliance with applicable insider trading laws, rules and regulations and any listing standards applicable to the Company.

(b) A copy of the Insider Trading Policy has been filed as Exhibit 11(b) to this Form 20-F. A copy of the Company’s Code of Ethics is filed as Exhibit 11(a) to this Form 20-F.

(c) The Insider Trading Policy is provided in an Interactive Data File.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item follow are as follows:

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Bit Digital, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Digital, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31. 2022, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31 2022, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previous Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 2021 and for the years ended December 31, 2021 and 2020 to correct misstatements.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Audit Alliance LLP

Singapore, April 27, 2023

We have served as the Company’s auditor since 2020.

BIT DIGITAL, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

(Expressed in US dollars, except for the number of shares)

	December 31,	December 31,
	2022	2021
		(Restated)
ASSETS
Current Assets
Cash and cash equivalents	$32,691,060	$42,398,528
Restricted cash	1,320,000	-
USDC	626,441	15,829,464
Digital assets	27,587,328	29,039,761
Income tax receivable	736,445	-
Other current assets	1,433,999	3,050,616
Total Current Assets	64,395,273	90,318,369

Non-Current Assets
Investment securities	1,787,922	1,000,000
Deposits for property and equipment	2,594,881	43,094,881
Property and equipment, net	22,609,391	32,489,158
Deferred tax assets	-	58,081
Other non-current assets	9,033,200	6,714,571
Total Non-Current Assets	36,025,394	83,356,691

Total Assets	$100,420,667	$173,675,060

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$3,628,619	$2,608,899
Income tax payable	-	559,774
Accrued litigation settlement cost	2,100,000	-
Other payables and accrued liabilities	1,714,735	1,875,933
Total Current Liabilities	7,443,354	5,044,606

Non-Current Liabilities
Deferred tax liabilities	-	462,372
Long-term income tax payable	3,044,004	2,767,276
Total Non-Current Liabilities	3,044,004	3,229,648

Total Liabilities	10,487,358	8,274,254

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, $0.01 par value, 10,000,000 and 10,000,000 shares authorized, 1,000,000 and 1,000,000 shares issued and outstanding of December 31, 2022 and 2021, respectively	9,050,000	9,050,000
Ordinary shares, $0.01 par value, 340,000,000 and 340,000,000 shares authorized, 82,485,583 and 69,591,389 shares issued and outstanding of December 31, 2022 and 2021, respectively	824,856	695,914
Treasury stock, at cost, 129,986 and 115,514 shares as of December 31, 2022 and 2021, respectively	(1,171,679)	(1,094,859)
Additional paid-in capital	212,646,143	182,869,159
Accumulated deficit	(131,416,011)	(26,119,408)
Total Shareholders’ Equity	89,933,309	165,400,806
Total Liabilities and Shareholders’ Equity	$100,420,667	$173,675,060

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

For the Years Ended December 31, 2022, 2021 and 2020

(Expressed in US dollars, except for the number of shares)

	For the Years Ended December 31,
	2022	2021	2020
		(Restated)	(Restated)
Revenues	$32,296,593	$96,078,570	$21,065,113

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(20,374,633)	(30,739,776)	(14,104,628)
Depreciation and amortization expenses	(27,829,730)	(13,113,964)	(3,324,655)
General and administrative expenses	(23,114,629)	(39,154,204)	(2,515,117)
Realized gain on exchange of digital assets	6,548,841	20,813,167	1,434,544
Impairment of digital assets	(24,654,267)	(27,993,571)	(997,954)
Impairment of property and equipment	(50,038,650)	-	-
Total operating expenses	(139,463,068)	(90,188,348)	(19,507,810)

(Loss) income from operations	(107,166,475)	5,890,222	1,557,303

Net gain (loss) from disposal of property and equipment	1,353,299	(3,746,247)	-
Gain from sale of investment security	1,039,999	-	-
Other (expense) income, net	(1,116,276)	702,414	(1,924)
Total other income (expenses), net	1,277,022	(3,043,833)	(1,924)

(Loss) income before income taxes	(105,889,453)	2,846,389	1,555,379

Income tax expenses	592,850	(3,856,341)	-
Net (loss) income from continuing operations	(105,296,603)	(1,009,952)	1,555,379

Net loss from discontinued operations, net of income taxes	-	-	(3,834,683)
Net loss	$(105,296,603)	$(1,009,952)	$(2,279,304)

Other comprehensive income, net of tax
Reclassified to net loss from discontinued operations	-	-	100,185
Comprehensive loss	$(105,296,603)	$(1,009,952)	$(2,179,119)

Weighted average number of ordinary share outstanding
Basic	78,614,174	55,440,527	30,591,122
Diluted	78,614,174	55,440,527	30,591,122

Loss per share
Basic	$(1.34)	$(0.02)	$(0.07)
Diluted	$(1.34)	$(0.02)	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for the number of shares)

								Retained earnings		Accumulated
						Shares	Additional	(accumulated deficit)		Other	Non-	Total
	Preferred Shares		Common Shares		Treasury	Subscription	paid-in	Statutory		comprehensive	controlling	stockholders’
	Shares	Amount	Shares	Par Value	Stocks	Receivables	capital	reserves	Unrestricted	loss	interest	equity
Balance, December 31, 2019	-	-	15,399,185	$153,992	$-	$(45,457)	$17,610,220	$6,189	$(13,790,152)	$(100,185)	$252,333	$4,086,940
Issuance of ordinary shares to pursuant to certain private placements	-	-	28,000,000	280,000	-	-	19,520,000	-	-	-	-	19,800,000
Issuance of ordinary shares to in exchange of bitcoin miners	-	-	4,344,603	43,446	-	-	15,423,341	-	-	-	-	15,466,787
Issuance of ordinary shares to service consultants	-	-	300,000	3,000	-	-	453,000	-	-	-	-	456,000
Disposition of peer-to-peer lending business and the car rental business	-	-	-	-	-	45,457	213,065	(6,189)	-	-	(252,333)	-
Net loss	-	-	-	-	-	-	-	-	(2,279,304)	-	-	(2,279,304)
Reclassified to net loss from discontinued operations, net of tax	-	-	-	-	-	-	-	-	-	100,185	-	100,185
Balance, December 31, 2020 (Restated)	-	-	48,043,788	$480,438	$-	$-	$53,219,626	$-	$(16,069,456)	$-	$-	$37,630,608
Issuance of ordinary shares pursuant to certain private placements	-	-	13,752,810	137,528	-	-	71,200,206	-	-	-	-	71,337,734
Issuance of ordinary shares pursuant to conversion of convertible notes	-	-	279,662	2,797	-	-	1,277,203	-	-	-	-	1,280,000
Issuance of ordinary shares pursuant to direct offerings	-	-	6,197,194	61,972	-	-	34,193,028	-	-	-	-	34,255,000
Share-based compensation in connection with issuance of ordinary shares	-	-	180,232	1,802	-	-	1,444,296	-	-	-	-	1,446,098
Issuance of ordinary shares in connection with share-based compensation	-	-	2,253,217	22,532	-	-	20,438,786	-	-	-	-	20,461,318
Exchange of ordinary share into preferred share	1,000,000	9,050,000	(1,000,000)	(10,000)	-	-	-	-	(9,040,000)	-	-	-
Withholding of ordinary shares for payment of employee withholding taxes	-	-	(115,514)	(1,155)	(1,094,859)	-	1,096,014	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(1,009,952)	-	-	(1,009,952)
Balance, December 31, 2021 (Restated)	1,000,000	9,050,000	69,591,389	$695,914	$(1,094,859)	$-	$182,869,159	$-	$(26,119,408)	$-	$-	$165,400,806
Withholding of ordinary shares for payment of employee withholding taxes	-	-	(14,472)	(145)	(76,820)	-	145	-	-	-	-	(76,820)
Share-based compensation in connection with issuance of ordinary shares to employees	-	-	161,768	1,618		-	1,807,964	-	-	-	-	1,809,582
Share-based compensation in connection with issuance of ordinary shares to consultants and director	-	-	24,000	240		-	121,860	-	-	-	-	122,100
Share-based compensation in connection with issuance of share options to employees	-	-	-	-		-	326,712	-	-	-	-	326,712
Share-based compensation in connection with issuance of ordinary shares for marketing services	-	-	245,098	2,451		-	997,549	-	-	-	-	1,000,000
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	10,990,327	109,903		-	20,900,097	-	-	-	-	21,010,000
Issuance of ordinary shares in exchange of bitcoin miners	-	-	1,487,473	14,875		-	5,622,657	-	-	-	-	5,637,532
Net loss	-	-	-	-		-	-	-	(105,296,603)	-	-	(105,296,603)
Balance, December 31, 2022	1,000,000	9,050,000	82,485,583	$824,856	$(1,171,679)	$-	$212,646,143	$-	$(131,416,011)	$-	$-	$89,933,309

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, 2021 and 2020

(Expressed in US dollars)

	For the Years ended December 31,
	2022	2021	2020
		(Restated)	(Restated)
Cash Flows from Operating Activities:
Net loss	$(105,296,603)	$(1,009,952)	$(2,279,304)
Less: Net loss from discontinued operations	-	-	3,834,683
Net (loss) income from continuing operations	(105,296,603)	(1,009,952)	1,555,379
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property and equipment	27,829,730	13,113,964	3,324,655
(Gain) loss from disposal of property and equipment	(1,353,299)	3,746,247	-
Realized gain on exchange of digital assets	(6,548,841)	(20,813,167)	(1,434,544)
Impairment of digital assets	24,654,267	27,993,571	997,954
Impairment of property and equipment	50,038,650	-	-
Gain from sale of investment security	(1,039,999)	-	-
Share based compensation expenses in connection with restricted stock units and share options	2,262,691	20,461,318	-
Share based compensation expenses in connection with issuance of ordinary shares	-	1,446,098	456,000
Liquidated damage expenses	619,355	-	-
Gain from divestiture of a subsidiary	(52,383)	-	-
Loss from acquisition of a subsidiary	-	-	1,964
Deferred tax (benefits) expenses	(404,290)	404,291	-
Changes in fair value of investment security	545,412	-	-
Provision of doubtful accounts	129,845	-	-
Digital assets mined	(32,270,689)	(96,078,570)	(21,065,113)
Digital assets earned from staking	(25,904)	-	-
Changes in operating assets and liabilities:
Digital assets and stable coins	25,140,951	5,706,790	2,856,627
Other current assets	2,472,503	(257,736)	(1,762,167)
Other non-current assets	(2,318,629)	(5,538,500)	-
Accounts payable	3,163,976	21,551,220	14,284,286
Income tax recoverable/payable	(1,296,169)	559,774	-
Long-term income tax payable	276,728	2,767,276	-
Other payables and accrued liabilities	4,976,670	8,595,484	(186,731)
Net Cash Used in Operating Activities	(8,496,028)	(17,351,892)	(971,690)

Cash Flows from Investing Activities:
Purchases of property and equipment	(19,333,310)	(6,466,270)	(4,505,491)
Deposits for property and equipment	-	(40,374,950)	-
Proceeds from sales of property and equipment	1,081,075	-	-
Proceeds from disposal of long-term investment	1,706,665	-	-
Loss of cash in connection with divestiture of a subsidiary	(59,695)	-	-
Acquisition of cash in connection with acquisition of a subsidiary	-	-	11,326
Investment in an equity security	(2,000,000)	-	-
Net Cash Used in Investing Activities	(18,605,265)	(46,841,220)	(4,494,165)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares under private placement, net of issuance costs	21,010,000	74,958,366	5,248,000
Proceeds from issuance of ordinary shares under direct offering, net of issuance costs	-	34,255,000	-
Proceeds from issuance of convertible notes, net of issuance costs	-	1,280,000	-
Payment of liquidated damages related to private placement transactions	(2,219,355)	(3,200,000)	-
Withholding of common shares to pay employee withholding taxes	(76,820)	(1,094,859)	-
Proceeds from borrowings from related parties	-	-	7,000
Repayment of borrowings to related parties	-	(12,000)	-
Net Cash Provided by Financing Activities	18,713,825	106,186,507	5,255,000

Net (decrease) increase in cash, cash equivalents and restricted cash	(8,387,468)	41,993,395	(210,855)
Cash, cash equivalents and restricted cash, beginning of year	42,398,528	405,133	630,650
Cash, cash equivalents and restricted cash, end of year	$34,011,060	$42,398,528	419,795
Less: cash, cash equivalents and restricted cash from discontinued operations, end of year	-	-	14,662
Cash, cash equivalents and restricted cash from continuing operations, end of year	$34,011,060	$42,398,528	$405,133

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$734,200	$125,000	$-

Non-cash Transactions of Investing and Financing Activities
Collection of USDC from private placement	$-	$1,179,368	$14,552,000
Proceeds from sales of miners in USDT	$-	$9,441,561	$-
Investment in an investment security in USDC	$-	$(1,000,000)	$-
Purchases of property and equipment in USDT	$-	$(21,103,910)	$-
Purchases of property and equipment in USDC	$(2,366,580)	$(895,893)	$(14,416,498)
Issuance of ordinary shares in exchange of property and equipment	$(5,637,523)	$-	$(15,466,787)
Reclassification of deposits to property and equipment	$(40,524,763)	$-	$-
Payment of deposits on equipment in BTC	$-	$(13,226,077)	$-
Repayment of USDC to a related party	$-	$(329,722)	$-
Collection of USDC from a related party	$-	$-	$329,722
Collection of USDC from sales of property and equipment	$712,800	$-	$-

Reconciliation of cash, cash equivalents and restricted cash

	December 31,	December 31,
	2022	2021
Cash and cash equivalents	$32,691,060	$42,398,528
Restricted cash	1,320,000	-
Cash, cash equivalents and restricted cash	$34,011,060	$42,398,528

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the digital asset mining business and Ethereum staking activities through its wholly owned subsidiaries.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Bit Digital USA, Inc. (“BT USA”)	● A United States company ● Incorporated on September 1, 2020 ● Engaged in digital asset mining business	100% owned by Bit Digital, Inc.
Bit Digital Canada, Inc. (“BT Canada”)	● A Canadian company ● Incorporated on February 23, 2021 ● Engaged in digital asset mining business	100% owned by Bit Digital, Inc.
Bit Digital Hong Kong Limited (“BT HK”)	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in digital asset mining related business	100% owned by Bit Digital, Inc.
Bit Digital Strategies Limited (“BT Strategies”)	● A Hong Kong company ● Incorporated on June 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.
Bit Digital Singapore PTE. LTD. (“BT Singapore”)	● A Singapore company ● Incorporated on July 1, 2021 ● Engaged in digital asset staking activities	100% owned by Bit Digital, Inc.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company accounts for its digital assets (including Bitcoin and ETH) held as an intangible asset and tested it for impairment on a daily basis based on quoted prices of digital assets, historically utilizing the closing price of digital assets. During the preparation of this Annual Report, the Company determined it has not been appropriately calculating its impairment of digital assets. The Company determined that its method of calculating impairment of its digital assets  was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value.  Effectively, the Company determined that ASC 350-30-35-19 calls for the intraday low price of digital assets to be utilized in calculating impairment of the Company’s digital assets held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

Updating of the Company’s historical calculations of digital assets impairment amounts resulted in correction of Impairment of digital assets, in some cases, Realized gains on exchange of digital assets.

In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded that the error was material to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statements of Operations, Equity, and Cash Flows for the years ended December 31, 2021 and 2020. Management restated the impacted financial statements as of December 31, 2021, and for the years ended December 31, 2021 and 2020, and related notes included herein to correct this error.

The following tables present the effects of correcting this error on the Company’s financial statements as of December 31, 2021, and for the years ended December 31, 2021 and 2020:

	As of December 31, 2021
Consolidated Balance Sheet	As previously reported	Adjustment	As restated
Digital assets	$35,282,682	$(6,242,921)	$29,039,761
Total current assets	$96,561,290	$(6,242,921)	$90,318,369
Total assets	$179,917,981	$(6,242,921)	$173,675,060
Accumulated deficit	$(19,876,487)	$(6,242,921)	$(26,119,408)
Total shareholders’ equity	$171,643,727	$(6,242,921)	$165,400,806
Total liabilities and shareholders’ equity	$179,917,981	$(6,242,921)	$173,675,060

	For the Year Ended December 31, 2021
Consolidated Statement of Operations	As previously reported	Adjustment	As restated
Realized gain on exchange of digital assets	$7,738,557	$13,074,610	$20,813,167
Impairment of digital assets	$(9,045,007)	$(18,948,564)	$(27,993,571)
Total operating expenses	$(84,314,394)	$(5,873,954)	$(90,188,348)
Income from operations	$11,764,176	$(5,873,954)	$5,890,222
Income before income taxes	$8,720,343	$(5,873,954)	$2,846,389
Net income (loss) from continuing operations	$4,864,002	$(5,873,954)	$(1,009,952)
Net income (loss) and comprehensive income (loss)	$4,864,002	$(5,873,954)	$(1,009,952)
Weighted average number of ordinary share outstanding – diluted	57,529,895	(2,089,368)	55,440,527
Earnings (loss) per share – basic	$0.09	$(0.11)	$(0.02)
Earnings (loss) per share – diluted	$0.08	$(0.10)	$(0.02)

	For the Year Ended December 31, 2020
Consolidated Statement of Operations	As previously reported	Adjustment	As restated
Realized gain on exchange of digital assets	$805,557	$628,987	$1,434,544
Impairment of digital assets	$-	$(997,954)	$(997,954)
Total operating expenses	$(19,138,843)	$(368,967)	$(19,507,810)
Income from operations	$1,926,270	$(368,967)	$1,557,303
Income before income taxes	$1,924,346	$(368,967)	$1,555,379
Net income from continuing operations	$1,924,346	$(368,967)	$1,555,379
Net loss	$(1,910,337)	$(368,967)	$(2,279,304)
Comprehensive loss	$(1,810,152)	$(368,967)	$(2,179,119)
Loss per share – basic	$(0.06)	$(0.01)	$(0.07)
Loss per share – diluted	$(0.06)	$(0.01)	$(0.07)

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

	For the Year Ended December 31, 2021
Consolidated Statement of Stockholders’ Equity	Accumulated deficit	Total shareholders’ equity
Net income (as previously reported)	$4,864,002	$4,864,002
Net loss (adjustment)	$(5,873,954)	$(5,873,954)
Net loss (as restated)	$(1,009,952)	$(1,009,952)

Balance as of December 31, 2021 (as previously reported)	$(19,876,487)	$171,643,727
Balance as of December 31, 2021 (adjustment)	$(6,242,921)	$(6,242,921)
Balance as of December 31, 2021 (as restated)	$(26,119,408)	$165,400,806

	For the Year Ended December 31, 2020
Consolidated Statement of Stockholders’ Equity	Accumulated deficit	Total shareholders’ equity
Net loss (as previously reported)	$(1,910,337)	$(1,910,337)
Net loss (adjustment)	$(368,967)	$(368,967)
Net loss (as restated)	$(2,279,304)	$(2,279,304)

Balance as of December 31, 2020 (as previously reported)	$(15,700,489)	$37,999,575
Balance as of December 31, 2020 (adjustment)	$(368,967)	$(368,967)
Balance as of December 31, 2020 (as restated)	$(16,069,456)	$37,630,608

	For the Year Ended December 31, 2021
Consolidated Statement of Cash Flows	As previously reported	Adjustment	As restated
Net income (loss)	$4,864,002	$(5,873,954)	$(1,009,952)
Net income (loss) from continuing operations	$4,864,002	$(5,873,954)	$(1,009,952)
Digital assets generated from mining	$-	$(96,078,570)	$(96,078,570)
Realized gain on exchange of digital assets	$-	$(20,813,167)	$(20,813,167)
Impairment of digital assets	$9,045,007	$18,948,564	$27,993,571
Digital assets and stable coins	$(104,117,143)	$109,823,933	$5,706,790
Other payables and accrued liabilities	$8,695,500	$(100,016)	$8,595,484
Net Cash Used in Operating Activities	$(23,258,682)	$5,906,790	$(17,351,892)
Proceeds from sales of digital assets	$5,906,790	$(5,906,790)	$-
Net Cash Used in Investing Activities	$(40,934,430)	$(5,906,790)	$(46,841,220)

	For the Year Ended December 31, 2020
Consolidated Statement of Cash Flows	As previously reported	Adjustment	As restated
Net loss	$(1,910,337)	$(368,967)	$(2,279,304)
Net income (loss) from continuing operations	$1,924,346	$(368,967)	$1,555,379
Digital assets generated from mining	$-	$(21,065,113)	$(21,065,113)
Realized gain on exchange of digital assets	$-	$(1,434,544)	$(1,434,544)
Impairment of digital assets	$-	$997,954	$997,954
Digital assets and stable coins	$(21,440,377)	$24,297,004	$2,856,627
Other payables and accrued liabilities	$(207,803)	$21,072	$(186,731)
Net Cash Used in Operating Activities	$(3,419,096)	$2,447,406	$(971,690)
Proceeds from sales of digital assets	$2,447,406	$(2,447,406)	$-
Net Cash Used in Investing Activities	$(2,046,759)	$(2,447,406)	$(4,494,165)

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Fair value of digital assets is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, deposits, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USDC

USD Coin (“USDC”) is accounted for as a financial instrument; USDC which can be redeemed one USDC for one U.S. dollar on demand from the issuer. While not accounted for as cash or cash equivalents, we treat our USDC holdings as a liquidity resource.

Digital assets

Digital assets (primarily include bitcoin and ETH) are included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities and staking activities are accounted for in accordance with the Company’s revenue recognition policy disclosed below.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company and digital assets awarded to the Company through its mining activities and staking activities are included within operating activities on the accompanying consolidated statements of cash flows. The changes of digital assets are included within operating activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive loss. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The digital assets held by the Company are traded on a number of active markets globally. The Company does not use any exchanges to buy or sell of digital assets. Instead, the Company uses Amber Group’s OTC desk for selling or exchanging bitcoins for U.S. dollars or vice versa. The Company determines CoinMarketCap as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of crypto assets and selected by the U.S. government.

The Company also used hourly close price from CryptoCompare to recognize revenue from our digital asset mining activities. The Company believes the hourly close price can better reflect revenue recognized from our digital asset mining activities as compared to daily close price from CoinMarketCap.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment security

As of December 31, 2022, investment security represents the Company’s investment in one fund and one privately held company, over which the Company neither has control nor significant influence through investment in ordinary share. As of December 31, 2021, investment security represents the Company’s investment in one privately held company, over which the Company neither has control nor significant influence through investment in ordinary share.

Investment in the fund

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. NAV is primarily determined based on information provided by the fund administrator.

Investment in the privately held company

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

Deposits for property and equipment

The deposits for property and equipment represented advance payments for miner purchases. The Company initially recognizes deposits for property and equipment when cash is advanced to suppliers of our miners. Subsequently, the Company derecognizes and reclassifies deposits for property and equipment to property and equipment when control over these miners is transferred to and obtained by the Company.

Below is the roll forward of the balance of deposits for property and equipment for the years ended December 31, 2022 and 2021, respectively.

	For the Years Ended December 31,
	2022	2021

Opening balance	$43,094,881	$1,324,963
Reclassification to property and equipment	(40,500,000)	(1,199,913)
Addition of deposits for property and equipment	-	43,094,881
Write-off of deposit	-	(125,050)
Ending balance	$2,594,881	$43,094,881

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company’s property and equipment were primarily comprised of digital asset miners with estimated useful lives of three years.

Impairment of long-lived assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contract is terminable at any time by either party with no termination penalty. Our enforceable right to compensation begins when, and lasts for as long as, we provide computing power to the mining pool operator; our performance obligation extends over the contract term given our continuous provision of computing power. This period of time corresponds with the period of service for which the mining pool operator determines compensation due to us. Given cancellation terms of the contract, and our customary business practice, the contract effectively provides the option to renew for successive contract terms daily.  In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully placed.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration. ASC 606-10-32-21 requires entities to measure the estimated fair value of noncash consideration at contract inception. Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable, as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula. This amount should be estimated and recognized in revenue upon inception, which is when hash rate is provided.

For reasons of operational practicality, the Company applies an accounting convention to use the daily quoted closing U.S. dollar spot rate of digital asset each day to determine the fair value of digital asset on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.

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

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Below table presents the Company’s revenues generated from digital asset mining business by countries:

	For the Years Ended December 31,
	2022	2021	2020
United States	$31,132,771	$33,573,412	$307,673
Canada	1,137,918	640,554	-
Hong Kong	-	61,864,604	20,757,440
	$32,270,689	$96,078,570	$21,065,113

Below table presents the Company’s revenues by mining pool operators:

	For the Years Ended December 31,
	2022	2021	2020
Foundry USA Pool	$32,270,689	$27,862,786	$-
Huobi Pool	-	58,607,927	19,641,993
Antpool	-	9,607,857	347,981
Poolin	-	-	1,075,139
	$32,270,689	$96,078,570	$21,065,113

Note: The revenue by mining pool operator is allocation of total revenue based on the number of digital assets mined for the years ended on December 31, 2021 and 2020.

ETH staking business

The Company also generates revenue through ETH staking rewards. The ETH staking business is comprised of native staking and liquid staking.

(a)	Native staking

The Company has entered into network-based smart contracts by staking ETH on nodes run by third-party operators or nodes maintained by us in 2022. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The staked ETHs remained locked up until the Shanghai upgrade occurred on April 12, 2023. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to the block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

The provision of validating blockchain transactions is an output of the Company’s ordinary activities. Each separate block creation or validation under a smart contract with a network represents a performance obligation. The transaction consideration the Company receives, the digital asset awards, is a non-cash consideration, which the Company measures at fair value on the date received. The fair value of the ETH reward received is determined using the quoted price of the ETH at the time of receipt. The satisfaction of the performance obligation for transaction verification services occurs at a point in time when confirmation is received from the network indicating that the validation is complete, and the awards are deposited to our address. At that point, revenue is recognized.

The Company commenced native staking business in the year ended December 31, 2022. For the year ended December 31, 2022, the Company generated revenues of $5,722 from the native staking.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Liquid staking

The liquid staking is similar to native staking in terms of performance obligations, determination of transaction price and revenue recognition.  However liquid staking solves this illiquidity problem arising from the native staking. During the liquid staking transactions Shanghai upgrade occurred on April 12, 2023, the Company receives receipt tokens sETH-H to represent staked ETH at 1:1 ratio. The liquid staking rewards are in the form of rETH-H which could be redeemed for ETH from the liquid staking provider or exchange for ETH via OTC.

The Company commenced liquid staking business in the year ended December 31, 2022. For the year ended December 31, 2022, the Company generated revenues of $20,182 from liquid staking.

Disaggregation of revenues

Below table presents the disaggregation of Company’s revenues by revenue streams.

	For the Years Ended December 31,
	2022	2021	2020
Digital asset mining	$32,270,689	$96,078,570	$21,065,113
ETH native staking	5,722	-	-
ETH liquid staking	20,182	-	-
	$32,296,593	$96,078,570	$21,065,113

Cost of revenue

The Company’s cost of revenue consists primarily of i) direct production costs related to mining operations, including electricity costs, profit-sharing fees/variable performance fees and/or other relevant costs paid to our hosting facilities, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and ii) direct cost related to ETH staking business, including service fees payable to the service provider, which was  immaterial during the year ended December 31, 2022.

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

Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share does not include dilutive ordinary shares equivalents in the weighted average shares outstanding, as they would be anti-dilutive.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income. For the years ended December 31, 2020, the foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and other comprehensive loss. For the years ended December 31, 2022 and 2021, the Company had no other comprehensive income.

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

In April 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 were not retroactively adjusted.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of December 31, 2022 or on the statements of operations for the year  ended December 31, 2022.

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

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. USDC

	December 31, 2022	December 31, 2021
USDC	$626,441	$15,829,464

The following table presents additional information about USDC for the years ended December 31, 2022, 2021 and 2020, respectively:

	For the Years Ended December 31,
	2022	2021	2020

Opening balance	$15,829,464	$56,005	$-
Collection of USDC from exchange of cash and other digital assets	1,998,002	18,201,257	-
Collection of USDC from private placement	-	1,179,368	-
Receipt of USDC from sales of property and equipment	712,800	-	-
Collection of deposits of miner sales and other fees	230,000	-	-
Refund of deposit on property and equipment	-	234,371	-
Collection from borrowings from a related party	-	-	329,722
Sales of USDC in exchange of cash	(13,450,000)	-	-
Payment of USDC for transportation expenses	(2,426,065)	-	-
Payment of USDC for other expenses	(2,267,760)	(1,615,922)	(273,717)
Investment in an investment security	-	(1,000,000)	-
Purchases of miners	-	(895,893)	-
Repayment of borrowings from a related party (Note 15)	-	(329,722)	-
Ending balance	$626,441	$15,829,464	$56,005

5. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	December 31, 2022	December 31, 2021
		(Restated)
BTC	$15,796,147	$28,846,587
ETH*	$11,791,181	$193,174
	$27,587,328	$29,039,761

*	The ETH ending balance as of December 31, 2022 includes 16.3 rETH-H earned from the liquid staking activity described below.

For the year ended December 31, 2022, the Company recognized impairment loss of $24,654,267 on digital assets, consisting of $21,143,096 on BTC and $3,511,171 on ETH, respectively. For the year ended December 31, 2021, the Company recognized impairment of $27,993,571, consisting of $27,869,847 on bitcoins and $123,724 on ETH, respectively. For the year ended December 31, 2020, the Company recognized impairment of $997,954 on bitcoins.

For the year ended December 31, 2022 and 2021, the Company has native staked 160 ETH and 96 ETH, respectively, on the Ethereum blockchain. The Company was not able to withdraw the stake until the Shanghai upgrade occurred on April 12, 2023. In addition, the Company staked 2,004 ETH in a liquid staking protocol with an unaffiliated third party and received receipt tokens which could be redeemed for ETH from the liquid staking provider or exchanged for cash via OTC. For the years ended December 31, 2022, the Company earned 19.9 ETH from such staking activities and recognized the ETH staking rewards as revenues.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. DIGITAL ASSETS (CONTINUED)

Additional information about digital assets

The following table presents additional information about BTC for the years ended December 31, 2022, 2021 and 2020, respectively:

	For the Years Ended December 31,
	2022	2021	2020
		(Restated)	(Restated)
Opening balance	$28,846,587	$5,868,950	$-
Receipt of BTC from mining services	31,414,102	96,078,586	21,065,113
Sales of BTC in exchange of cash	(9,837,211)	(16,973,380)	(2,138,159)
Sales of BTC in exchange of ETH	(12,160,450)	-	-
Payment of BTC for service charges from mining facilities	(1,199,380)	(14,443,484)	(11,049,584)
Payment of BTC as deposits for miners	-	(3,527,671)	-
Payment of BTC as deposits in hosting facilities		(9,292,646)	(900,563)
Payment of BTC for other expenses	(124,405)	(1,053,221)	(18,380)
Collection of BTC from a third party	-	59,300	(91,523)
Impairment of BTC	(21,143,096)	(27,869,847)	(997,954)
Ending balance	$15,796,147	$28,846,587	$5,868,950

The following table presents additional information about ETH for the years ended December 31, 2022, 2021 and 2020, respectively.

	For the Years Ended December 31,
	2022	2021	2020
		(Restated)
Opening balance	$193,174	$-	$-
Receipt of ETH from exchange of BTC	14,368,964	-	-
Receipt of ETH from mining services	856,604	-	-
Receipt of ETH from native staking business	5,722	-	-
Receipt of ETH from liquid staking business*	20,182	-	-
Other income in the form of ETH	23,834	27,326	-
Purchases of ETH	-	289,668	-
Payment of ETH for service charges from mining facilities	(173,473)	-	-
Collection (payment) of ETH for other income (expenses)	7,345	(96)	-
Impairment of ETH	(3,511,171)	(123,724)	-
Ending balance	$11,791,181	$193,174	$-

*	It represents 16.3 rETH-H earned from the liquid staking activity in 2022.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	December 31, 2022	December 31, 2021
Deposits (a)	$400,000	$2,981,684
Prepaid marketing expenses	307,004	-
Prepaid director and officer insurance expenses	365,350	-
Prepaid consulting service expenses	-	-
Office rental deposit	36,343	41,793
Others	325,302	27,139
	$1,433,999	$3,050,616

(a)	As of December 31, 2022 and 2021, the balance of deposits represented the deposits made to one and two service providers, respectively, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due within 12 months from the effective date of the agreement.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	December 31, 2022	December 31, 2021
Miners for Bitcoin	$32,006,128	$33,268,859
Miners for ETH	211,142	5,829,019
Less: Accumulated depreciation	(9,067,879)	(6,608,720)
Property and equipment, net	$22,609,391	$32,489,158

For the years ended December 31, 2022, 2021 and 2020, depreciation expenses were $27,829,730, $13,113,964 and $3,342,655, respectively.

During the year ended December 31, 2022, adverse changes in business climate, including decreases in the price of BTC and ETH and resulting decrease in the market price of miners, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the Company’s miners to be less than their net carrying value as of December 31, 2022, and an impairment charge of $46,369,095 and $3,669,555 was recognized for the BTC miners and ETH miners, respectively, decreasing the net carrying value of the Company’s miners to their estimated fair value. The estimated fair value of the Company’s miners is classified in Level 2 of the fair value hierarchy due to the quoted market prices for similar assets.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY AND EQUIPMENT, NET (CONTINUED)

Sales and writing off of miners in the year of 2022

For the year ended December 31, 2022, the Company sold 1,115 bitcoin miners for a total consideration of $1,816,870. On the dates of the transaction, the total original cost and accumulated depreciation of these miners were $571,681  and $276,610 , respectively. The Company recognized a gain of $1,521,799 from the sale of miners which was recorded in the account of “net gain from disposal of property and equipment”. As of the date of this report, the Company has collected the cash consideration of $1,056,775, netting off the related miner testing costs, and consideration of 712,800 USDC.

For the year ended December 31, 2022, the Company wrote off 917 BTC miners and 1 ETH miner during the year, and the Company recorded a loss of $168,500 resulting from the writing off in the account of “net gain from disposal of property and equipment”.

Sales and disposal of miners in the year of 2021

For the year ended December 31, 2021, the Company sold 15,808 miners to three third party customers for a total consideration of $9,441,561. On the date of the transaction, the original cost and accumulated depreciation of these 15,808 miners was $11,044,804 and $2,213,763, respectively. The Company recognized a gain on sales of $610,520 which was recorded as a reduction against “loss from disposal of property and equipment”. As of the date of this report, the Company has collected the consideration in the form of USDT.

During the year ended December 31, 2021, the Company disposed of 1,779 miners. On the date of disposal, the original cost and accumulated depreciation of these 1,779 miners was $5,307,790 and $951,024, respectively. The Company incurred a loss of $4,356,767, which was recorded in the account of “loss from disposal of property and equipment”.

8. INVESTMENT SECURITIES

Investment securities were comprised of the following:

	December 31, 2022	December 31, 2021
Investment in Digital Future Alliance Limited (“DFA”) (a)	$94,534	$1,000,000
Investment in Nine Blocks Offshore Feeder Fund (“Nine Blocks”) (b)	1,693,388	-
Total	$1,787,922	$1,000,000

(a)	Investment in DFA

During the year ended December 31, 2021, the Company made an investment of $1,000,000, in the form of USDC, in DFA which is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. During the years ended December 31, 2022, the Company sold two-thirds (2/3) of the investment for consideration of $1,706,665. The Company recognized a gain of $1,039,999 from the sale of investment security which was recorded in the account of “gain from sale of investment security”. As of the date of this report, the Company has received the full payment.

In December 2022, DFA raised proceeds through equity financing with third party investors. This orderly transaction provided observable price changes, and the Company recorded downward adjustments of $238,800 on the investment. For the year ended December 31, 2021, the Company did not record upward adjustments or downward adjustments on the investment.

The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of December 31, 2022 and 2021, the Company did not recognize impairment against the investment security.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INVESTMENT SECURITIES (CONTINUED)

(b)	Investment in Nine Blocks

On August 1, 2022, the Company entered into a subscription agreement with Nine Blocks for investment of $2.0 million. The investment  includes a direct investment into the Nine Blocks Master Fund, a digital assets market neutral fund using basis trading, relative value, and special situations strategies.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. For the year ended December 31, 2022, the Company recorded downward adjustments of $306,612 on the investment.

9. OTHER NON-CURRENT ASSETS

Other noncurrent assets were comprised of the following:

	December 31, 2022	December 31, 2021
Deposits (a)	$8,965,160	$6,714,571
Others	68,040	-
Total	$9,033,200	$6,714,571

(a)

As of December 31, 2022 and 2021, the balance of deposits represented the deposits made to service providers, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due 12 months from the effective date of the agreement.

10. SHARE-BASED COMPENSATION

Share-based compensation such as RSUs, incentive and non-statutory stock options, restricted shares, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”) and 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”). An aggregate of 2,415,293 RSUs were granted under the 2021 Plan and no ordinary shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2021 Second Plan, under which 65,000 RSUs and 355,000 share options have been granted to employees and a consultant as of December 31, 2022.

Restricted Stock Units (“RSUs”)

Pursuant to a Consulting Services Agreement dated February 1, 2021, with Wellington Park, Inc., the Company granted 15,000 RSUs to each of its CEO, Bryan Bullett and the CSO, Sam Tabar, then consultants. All of these RSUs were subject to a 24-month service vesting schedule, and vested 1/24 for each month.

Pursuant to Employment Agreements dated March 31, 2021, the Company granted 120,768 RSUs to Bryan Bullett, the Chief Executive Officer and Sam Tabar, the Chief Strategy Officer, respectively, as part of the compensation for their services. All of these RSUs were subject to a 24-month service vesting schedule, and vested 1/24 for each month.

On July 29, 2021, the Company granted 1,954,400 RSUs to senior management and consultants for past services, 1,920,000 of which were immediately vested, and the remainder of which are vested per their vesting schedules.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. SHARE-BASED COMPENSATION (CONTINUED)

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

On December 30, 2021, the Company granted 11,000 RSUs to two employees as annual bonus. These RSUs were vested  on January 3, 2022.

On April 1, 2022, the Company granted 24,000 RSUs to one consultant and the RSU grant was subject to six-month vesting schedule.

On October 28, 2022, the Company granted 30,000 RSUs to an independent director. These RSUs were vested immediately.

As of December 31, 2022, the Company had 11,308 awarded and unvested RSUs.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended December 31, 2022 and 2021 is as follows:

	Number of RSUs	Weighted average grant date fair value

Awarded and unvested as of January 1, 2021	-	$-
Granted	2,426,293	$9.18
Vested	(2,247,617)	$8.82
Awarded and unvested as of December 31, 2021	178,676	$13.67
Granted	54,000	$2.26
Vested	(221,368)	$12.43
Awarded and unvested as of December 31, 2022	11,308	$15.02
Expected to vest as of December 31, 2022	11,308	$15.02

As of December 31, 2022, there were $4,873 of unrecognized compensation costs related to all outstanding RSUs. These amounts are expected to be recognized over a weighted average period of 0.12 years.

For the year ended December 31, 2022 and 2021, the Company recognized share-based compensation expense of $1,935,948 and $20,461,318 in connection with the above RSU awards.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. SHARE-BASED COMPENSATION (CONTINUED)

Share options

On March 16, 2022, the Company granted 225,000 share options to three employees under 2021 Second Plan. All of these share options are subject to a 24-month service vesting schedule, and vest 1/24 for each month at an exercise price of $3.17 which was determined by reference to the closing price on the grant date.

On April 1, 2022, the Company granted 100,000 share options to one consultant under 2021 Second Plan. All of these share options are subject to a 3-year vesting schedule, and vest 1/12 for each quarter at an exercise price of $3.60.

On July 1, 2022, the Company granted 25,000 share options to one employee under 2021 Second Plan. All of these share options are subject to a 2-year service vesting schedule, and vest 1/8 for each quarter at an exercise price of $1.36 which was determined by reference to the closing price on the grant date.

On July 1, 2022, the Company granted 5,000 share options to one employee under 2021 Second Plan. All of these share options are subject to a 24-month service vesting schedule, and vest 1/24 for each month at an exercise price of $1.36 which was determined by reference to the closing price on the grant date.

The Company recognizes compensation expenses related to those option on a straight-line basis over the vesting periods. For the year ended December 31, 2022, the Company recognized share-based compensation expenses of $326,743. As of December 31, 2022, there were $595,812 of unrecognized  compensation costs related to all outstanding share options.

The following table summarized the share option activities for the years ended December 31, 2022:

	Number of Options	Weighted Average Grant Date Fair value	Weighted Average Remaining Contract Life (in years)

Options outstanding on December 31, 2021	—	—	—
Granted	355,000	$2.67	2.28
Forfeited	(21,875)	$1.13	—
Expired	—	—	—
Exercised	—	—	—
Options outstanding on December 31, 2022	333,125	$2.77	1.51
Vested and exercisable on December 31, 2022	113,750	2.72	1.44
Vested and expected to vest on December 31, 2022	333,125	$2.77	1.51

Other share-based compensation

In April 2022, the Company issued 245,098 ordinary shares to a service provider for marketing service. The marketing service would be provided for a period of 12 months. The Company recognized share-based compensation expenses aggregating $1,000,000, at per share price by reference to the closing price on issuance dates.

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

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. SHARE CAPITAL

Ordinary shares

On September 29, 2021, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers signatory thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $80,000,017 of securities, consisting of 13,490,728 ordinary shares of the Company, par value $.01 per share and warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share (“Warrant”), at a combined purchase price of $5.93 per share and accompanying warrant (collectively, the “Securities”). Each Warrant is exercisable immediately and will expire three and one-half years after the effective date of a resale registration statement (the “Registration Statement”) to be filed. On October 4, 2021, the Company closed the Private Placement. Pursuant to the Registration Rights Agreement, the Company is subject to liquidated damages if the Registration Statement registering shares for resale is not declared effective by the SEC per the mutually agreed timeline. The monthly payment is calculated at 2% of gross proceeds, or $1,600,000. On January 25, 2022, the Registration Statement was declared effective.

Pursuant to ASC 450-20, a liability for the contingent obligation under the registration rights agreement was recognized at inception since it is probable that a payment under the registration rights agreement would be required and the amount of payment can be reasonably estimated. The contingent liability under the registration payment arrangement should be included in the allocation of proceeds from the related financing transaction. The remaining proceeds should then be allocated to the financial instruments issued based on the provisions of other US GAAP. Accordingly, a portion of the proceeds was allocated to the contingent liquidated payment under the registration payment arrangements and the remaining proceeds were allocated to the private placement.

For the years ended December 31, 2022 and 2021, the Company accrued liquidated damages of $619,355 and $4,800,000 with corresponding accounts in “other payables and accrued liabilities”. For the year ended December 31, 2022 and 2021, the Company paid liquidated damages of $2,219,355 and $3,200,000, respectively. As of December 31, 2022 and 2021, the Company had outstanding accrued liquidated damages of $nil and $1,600,000.

As of December 31, 2021, there were 69,591,389 ordinary shares issued and outstanding.

During the year ended December 31, 2022, 161,768 ordinary shares were issued to the Company’s officers, employees and consultants in settlement of an equal number of fully vested restricted stock units awarded to such individuals by the Company pursuant to grants made under the Company’s 2021 Plan. In addition, the Company also withheld 14,472 shares of its ordinary shares that were surrendered to the Company for withholding taxes related to restricted stock units granted to certain management.

During the year ended December 31, 2022, 24,000  ordinary shares were issued to a consultant in settlement of an equal number of fully vested restricted stock units awarded to such individuals by the Company pursuant to grants made under the Company’s 2021 Second Plan.

In April 2022, the Company issued 245,098 ordinary shares to a market service provider, at fair value of $1.0 million. The marketing service would be provided for a period of 12 months from issuance of shares.

In April 2022, the Company issued 1,487,473 ordinary shares, at fair value of $5.6 million, to purchase certain bitcoin miners.

During April 4 through May 12, 2022, the Company issued an aggregate of 10,990,327 ordinary shares to Ionic Ventures LLC for gross proceeds of $22.0 million. The Company received net proceeds of $21.0  million after deducting commissions payable to broker-dealers.

As of December 31, 2022, there were 82,485,583 ordinary shares issued and outstanding.

Preferred shares

As of December 31, 2022 and 2021, there were 1,000,000 preferred shares issued and outstanding.

The preference shares are entitled to the following preference features: 1) an annual dividend of 8% when and if declared by the Board of Directors; 2) a liquidation preference of $10.00 per share; 3) convert on a one for one basis for ordinary shares, subject to a 4.99% conversion limitation; 4) rank senior to ordinary shares in insolvency; and 5) solely for voting purposes vote 50 ordinary shares, for each preference share.

Treasury stock

The Company treats shares withheld for tax purposes on behalf of employees in connection with the vesting of restricted share grants as ordinary share repurchases because they reduce the number of shares that would have been issued upon vesting. For the year ended December 31, 2022, the Company withheld 14,472 shares of its ordinary shares that were surrendered to the Company for withholding taxes related to restricted stock vesting valued at $76,820, based on fair value of the withheld shares on the vesting date. As of December 31, 2022 and 2021, the Company had treasury stock of $1,171,679 and $1,094,859, respectively.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. SHARE CAPITAL (CONTINUED)

Warrants

As of December 31, 2022 and 2021, the Company had outstanding 10,118,046 private placement warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share.

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

The fair value of the warrants was estimated at $33.3 million using the Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

As of October 4, 2021

Volatility	192.85%
Stock price	7.59
Expected life of the warrants to convert	3.81
Risk free rate	0.97%
Dividend yield	0.0%

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

After all bitcoin miners were migrated to North America, BT HK operates under a cost-plus model for its general and administration services which is currently reimbursed by Bit Digital USA Inc. starting in fiscal year 2022. The Company is currently engaging a third-party service provider to perform a benchmark study for transfer pricing purposes. Currently the mark-up percentage for the general and administration services provided by BT HK is estimated to be 4.84%  and the Company will update the percentage, if necessary, once the benchmark study is finalized. The Company does not expect any material impact as a result of change on the mark-up.

Our subsidiaries in Hong Kong are taxed at a reduced rate of 8.25% for assessable profits not exceeding 2 million HKD and the remaining assessable profits will be taxed at the standard tax rate of 16.5% under Hong Kong profits tax.

According to ASC Topic 740, Income Taxes, (“ASC 740”), the uncertainty in income taxes shall be recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Based on the Company’s evaluation, the Company believes that its income tax positions are more-likely-than-not to be sustained upon audit.

For the year ended December 31, 2022, BT HK generated a taxable income of $192,940 and recorded a current income tax expense of $15,918. For the year ended December 31, 2021, BT HK record $nil for its current income tax liability due to the offshore claim.

By virtue of the territorial source system adopted in Hong Kong, BT HK is in the process of applying for the Offshore Non-taxable Claim on its bitcoin mining income earned for the years ended December 31, 2021 and 2020  under Hong Kong profits tax with the Hong Kong Inland Revenue Department (“HKIRD”) on the ground that the said income is not arising in or derived from Hong Kong. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim as well as the Company’s stock-based compensation deduction tax position, the Hong Kong subsidiary recorded an unrecognized tax benefit of $276,728 and $2,767,276 as long-term income tax expenses for the year ended December 31, 2022 and 2021, respectively. The tax expense of $276,728 is recognized for the incremental penalty accrued on the existing unrecognized tax benefits for the years ended December 31, 2022. The tax expense of $2,767,276 is recognized for the uncertain tax position regarding the offshore claim for years ended December 31, 2021 and 2020.

For the years ended December 31, 2022 and 2021, BT Strategies generated a pre-tax loss of $3,547,902  and $nil, and did not recognize any income tax expenses for the relevant periods respectively.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES (CONTINUED)

United States of America

For the U.S. jurisdiction, the Company is subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

For the years ended December 31, 2022 and 2021, the Company is subject to U.S. federal income taxes and withholding taxes, state income taxes and franchise taxes. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continues to expand its business in the United States. The Company has not been under any tax examination in the United States since inception.

For the years ended December 31, 2022 and 2021, the Company incurred income tax and withholding tax benefits (expenses) as below:

	For the Years Ended December 31,
	2022	2021	2020
Federal income tax benefits (expenses)	$642,118	$(738,851)	$-
State income tax benefits (expenses)	301,410	(408,295)	-
Total	$943,528	$(1,147,146)	$-

Canada

The Company is subject to both federal and provincial income taxes for its business operation in Canada for the years ended December 31, 2022 and 2021.

For years ended December 31, 2022 and 2021, the Company incurred Canada federal and state income tax (expenses) benefits as below:

	For the Years Ended December 31,
	2022	2021	2020
Federal income tax (expenses) benefits	$(37,879)	$37,879	$-
State income tax (expenses) benefits	(20,202)	20,202	-
Total	$(58,081)	$58,081	$-

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. The Company generated a pre-tax loss of $1,712,435 and $nil for the years ended December 31, 2022 and 2021, respectively, and did not recognize any tax expense for the relevant periods respectively.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES (CONTINUED)

Effective tax rate

Below is a reconciliation of the statutory tax rate of US federal tax rate 21% to the effective tax rate for the consolidated group:

	For the Years Ended December 31,
	2022	2021	2020
US Federal income tax rate	$21.0%	$21.0%	$21.0%
Effect of foreign operations taxed at various rates	(5.5)%	6.0%	0%
State income taxes, net of federal benefit	0.5%	3.0%	0%
Reserve on Hong Kong offshore and share-based compensation tax benefits	(0.5)%	11.5%	0%
Excessive share-based compensation tax benefits	0%	(3.0)%	0%
Non-deductible executives compensation	0%	1.9%	0%
Non-deductible impairment on digital assets	(8.5)%	3.7%	0%
Withholding tax on intercompany interest payment	(0.2)%	0%	0%
Non-taxable capital gain on investments	8.0%	0%	0%
Others	0.2%	0.1%	0%
Effect of change in valuation allowance	(14.0)%	0%	(21)%
Total	$1.0%	$44.2%	$-

Deferred Tax Assets/Liabilities

The consolidated Deferred tax assets (liabilities) as of December 31, 2022 and 2021 consist of the following:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Net operating losses carry forwards	$8,357,549	$4,775,905
Share-based compensation	610,298	609,933
Capital loss carryforwards	3,812,024	-
Deferred tax liabilities:
Depreciation	(3,855,914)	(5,696,982)
Net deferred tax assets/(liabilities):	8,923,957	(311,144)
Less: valuation allowance	(8,923,957)	(93,147)
Net deferred tax assets/(liabilities) after valuation allowance	$-	$(404,291)

In accordance with ASC 740 – Accounting for Income Taxes, the Company has recognized deferred tax assets and liabilities on its balance sheet. These assets represent temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and their tax basis. However, the realization of these deferred tax assets is dependent upon the generation of future taxable income and the Company is required to evaluate the realizability of its deferred tax assets.

In the year ended December 31, 2022, the Company evaluated all the relevant evidence, including both positive and negative evidence, when determining if a valuation allowance on its deferred tax assets is warranted. After careful consideration, the Company determines that it is more likely than not that a portion or all of the deferred tax assets will not be realized. The dominant negative evidence is the cumulative 3 years pre-tax losses, which outweigh any other positive evidence. As a result, the Company applied a full valuation allowance on its entire deferred tax assets.

The Company will continue to evaluate the realizability of its deferred tax assets on an ongoing basis and will adjust the valuation allowance as necessary.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES (CONTINUED)

Unrecognized Tax Benefits

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2022 and 2021, the Company recorded an unrecognized tax benefit of $276,728 and $2,767,275, respectively, related to its HK operations. The Company will continue to review its tax positions and provide for unrecognized tax benefits as they arise.

A reconciliation of gross unrecognized tax benefits was as follows:

	For the Years Ended December 31,
	2022	2021	2020

Unrecognized tax benefits at the beginning of the year	$2,767,276	$-	$-
Increases for tax positions taken in current year	$-	$2,767,276	$-
Increases for tax positions taken in prior years	$276,728	$-	$-
Unrecognized tax benefits at the end of the year	$3,044,004	$2,767,276	$-

Given the uncertainty around the timing of the resolution of our Hong Kong offshore status claim, we are unable to estimate the full range of possible adjustments to our unrecognized tax benefits within the next 12 months.

13. LOSS PER SHARE

	For the Years Ended December 31,
	2022	2021	2020
		(Restated)	(Restated)
Net loss	$(105,296,603)	$(1,009,952)	$(2,279,304)
Weighted average number of ordinary share outstanding
Basic	78,614,174	55,440,527	30,591,122
Diluted	78,614,174	55,440,527	30,591,122
Loss per share
Basic	$(1.34)	$(0.02)	$(0.07)
Diluted	$(1.34)	$(0.02)	$(0.07)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share does not include dilutive ordinary shares equivalents in the weighted average shares outstanding, as they would be anti-dilutive.

For the years ended December 31, 2022, 2021 and 2020, the unvested RSUs, warrants, options and convertible preferred shares were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS

Effective on April 1, 2022, the Company established a 401(k) defined contribution plan. The Company’s 401(k) Plan is a tax-qualified deferred compensation arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating U.S. employees may contribute a portion of their eligible earnings, subject to applicable U.S. Internal Revenue Service and plan limits. The Company matches 100% of each employee’s contributions up to a maximum of 4% of the employee’s eligible earnings.

15. RELATED PARTIES

During the Company’s normal business operations in the years ended December 31, 2021, the Company fully repaid the borrowings of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer in the form of USDC, and repaid the balance of $7,000 to one shareholder.

On May 26, 2021, the Company entered into a Share Exchange Agreement (the “SEA”) with Geney Development Limited (“Geney”), a corporation formed under the laws of the British Virgin Islands. Geney is owned seventy (70%) percent by Zhaohui Deng, Chairman of the Board of the Company, and thirty (30%) percent beneficially  owned by Erke Huang, the Company’s Chief Financial Officer and a director of the Company. Under the SEA, Geney exchanged 1,000,000 ordinary shares for 1,000,000 Preference Shares. Each Preference Share provides for: (i) an eight (8%) percent annual dividend when and if declared by the Board; (ii) a liquidation preference of $10 per share (an aggregate of $10 million) senior to ordinary shares; (iii) converts on a one-for-one basis, subject to a 4.99% blocker; and (iv) fifty (50) votes per Preference Share in order for management to carry out its intended business plan.

On March 21, 2022, the Company and an officer of the Company entered into a Confidential Settlement, General Release and Separation Agreement (the “Agreement”) with a former employee (the “Employee”). The Employee asserted various disputes, which the Company settled for a sum of $500,000. The parties entered into a non-disclosure agreement and agreed to mutual non-disparagement. The Board of Directors of the Company has retained counsel to review the matter. As of the date of this Report, the counsel has completed their review and investigation. The Company has updated our policies and procedures based on their recommendations.

As of December 31, 2022 and 2021, the Company had no outstanding balances due from or due to related parties.

16. CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

On January 20, 2021, a securities class action lawsuit was filed against the Company and its former Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed, substantially identical on January 26, 2021, titled, Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv- 00721). Several other related cases have since been filed seeking lead plaintiff status. The class action is on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 11, 2021, a period of volatility in our Ordinary Shares, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. We filed a motion to dismiss the lawsuits and vigorously defended the action. While that motion was pending, the Company agreed with the lead plaintiff selected in the case to settle the class action by paying $2,100,000. The Company recorded the liabilities of $2,100,000 in the account of “accrued litigation settlement costs”. The Company chose to do that to eliminate the burden, expense and uncertainties of further litigation. The Company continues to deny the allegations in the Amended Complaint and nothing in the settlement is evidence of any liability on the Company’s behalf.

On March 7, 2023, a final judgement in this matter was entered approving the settlement and certifying the class for purposes of enforcing the settlement and payment was then made by the Company.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. DISPOSITION OF GOLDEN BULL USA

On March 16, 2022, the Company into a share purchase agreement (the “Disposition SPA”) with Star Choice Investments Limited (“Star Choice”), an unrelated Hong Kong entity (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser purchased Golden Bull USA in exchange for nominal consideration of $10.00 and other good and valuable consideration. Golden Bull USA had been inactive since May 2020. The disposition was closed on the same date.

On the same date, the parties completed all of the share transfer registration procedures as required by the laws of State of New York and all other closing conditions had been satisfied. As a result, the disposition contemplated by the Disposition SPA was completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Golden Bull USA and assumed all assets and obligations of Golden Bull USA. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the business of Golden Bull USA, nor to the Purchaser.

Golden Bull USA had been inactive since May 2020. It did not generate revenues or incur any operating expenses since then. On disposal date, Golden Bull USA had total assets of $72,196 and total liabilities of $124,569, with negative net assets of $52,373, the absolute value accounted for 0.03% of the unaudited consolidated net assets of the Company as of March 31, 2022. The Company recorded a gain of $52,383 from the termination in the account of “other income, net” in the consolidated statements of operations and comprehensive loss.

Management believes that the disposition of Golden Bull USA does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposition is not accounted as discontinued operations in accordance with ASC 205-20.

18. DISPOSITION OF POINT CATTLE

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

As the transaction was closed on September 8, 2020, the Company had no assets and liabilities held for sale in the in the consolidated balance sheet as of December 31, 2022 or December 31, 2021.

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,
	2022	2021	2020
Discontinued Operations
Turnover	$-	$-	$-
Operating expenses	-	-	-
Other income, net	-	-	-
Income tax expenses	-	-	-
Impairment of net assets	-	-	(3,734,498)
Net gain from discontinued operations	-	-	(100,185)
Net loss from discontinued operations	$-	$-	$(3,834,683)

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the impacts of the restatement adjustments, as described in Note 2. Restatement of Previously Issued Financial Statements, to the previously reported financial information as of and for the periods ended March 31, 2022 and 2021, June 30, 2022 and 2021, and September 30, 2022 and 2021.

Restated Condensed Consolidated Balance Sheets (Unaudited)

	March 31, 2022 (unaudited)			March 31, 2021 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
ASSETS
Current Assets
Cash and cash equivalents	28,086,550	-	28,086,550	227,566	-	227,566
Restricted cash	1,320,000	-	1,320,000	-	-	-
Stable coins	-	15,768,934	15,768,934	-	217,004	217,004
Digital assets	43,899,644	(16,164,693)	27,734,951	29,361,599	(2,876,997)	26,484,602
Income tax receivable	-	-	-	-	-	-
Other current assets	4,968,525	-	4,968,525	4,908,935	-	4,908,935
Total Current Assets	78,274,719	(395,759)	77,878,960	34,498,100	(2,659,993)	31,838,107

Investment security	333,334	-	333,334	1,000,000	-	1,000,000
Deposits for property and equipment	54,147,381	-	54,147,381	14,400,272	-	14,400,272
Property and equipment, net	28,651,298	-	28,651,298	28,193,696	-	28,193,696
Deferred tax assets	849,944	-	849,944	-	-	-
Other noncurrent assets	7,305,223	-	7,305,223	-	-	-

Total Assets	169,561,899	(395,759)	169,166,140	78,092,068	(2,659,993)	75,432,075

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	3,537,633	-	3,537,633	1,396,773	-	1,396,773
Due to related parties	-	-	-	7,000	-	7,000
Income tax payable	348,253	-	348,253	251,919	-	251,919
Convertible notes	-	-	-	1,280,000	-	1,280,000
Other payables and accrued liabilities	988,537	-	988,537	160,886	-	160,886

Total Current Liabilities	4,874,423	-	4,874,423	3,096,578	-	3,096,578

Deferred tax liabilities	-	-	-	30,223	-	30,223
Long-term income tax payable	2,836,458	-	2,836,458	-	-	-

Total Liabilities	7,710,881	-	7,710,881	3,126,801	-	3,126,801

Commitments and Contingencies

Shareholders’ Equity
Preferred shares	9,050,000	-	9,050,000	-	-	-
Common shares	696,293	-	696,293	483,059	-	483,059
Treasury shares	(1,171,679)	-	(1,171,679)	-	-	-
Additional paid-in capital	183,332,680	-	183,332,680	54,396,373	-	54,396,373
Accumulated deficit	(30,056,276)	(395,759)	(30,452,035)	20,085,835	(2,659,993)	17,425,842

Total Shareholders’ Equity	161,851,018	(395,759)	161,455,259	74,965,267	(2,659,993)	72,305,274

Total Liabilities and Equity	169,561,899	(395,759)	169,166,140	78,092,068	(2,659,993)	75,432,075

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	June 30, 2022 (unaudited)			June 30, 2021 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
ASSETS
Current Assets
Cash and cash equivalents	44,295,291	-	44,295,291	28,254,066	-	28,254,066
Restricted cash	1,320,000	-	1,320,000	-	-	-
Stable coins	-	11,355,060	11,355,060	-	154,664	154,664
Digital assets	26,945,910	(11,389,504)	15,556,406	20,989,096	(3,336,525)	17,652,571
Income tax receivable	171,362	-	171,362	-	-	-
Other current assets	5,695,638	-	5,695,638	10,366,860	-	10,366,860
Total Current Assets	78,428,201	(34,444)	78,393,757	59,610,022	(3,181,861)	56,428,161
Investment security	333,334	-	333,334	1,000,000	-	1,000,000
Deposits for property and equipment	4,094,881	-	4,094,881	11,495,450	-	11,495,450
Property and equipment, net	89,995,943	-	89,995,943	35,953,562	-	35,953,562
Other noncurrent assets	6,112,861	-	6,112,861	-	-	-

Total Assets	178,965,220	(34,444)	178,930,776	108,059,034	(3,181,861)	104,877,173

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	1,944,502	-	1,944,502	2,455,694	-	2,455,694
Income tax payable	-	-	-	211,365	-	211,365
Other payables and accrued liabilities	2,151,858	-	2,151,858	501,854	-	501,854

Total Current Liabilities	4,096,360	-	4,096,360	3,168,913	-	3,168,913

Deferred tax liabilities	-	-	-	47,684	-	47,684
Long-term income tax payable	2,905,640	-	2,905,640	-	-	-

Total Liabilities	7,002,000	-	7,002,000	3,216,597	-	3,216,597

Commitments and Contingencies

Shareholders’ Equity
Preferred shares	9,050,000	-	9,050,000	-	-	-
Common shares	824,057	-	824,057	539,063	-	539,063
Treasury shares	(1,171,679)	-	(1,171,679)	-	-	-
Additional paid-in capital	211,441,850	-	211,441,850	85,556,939	-	85,556,939
Accumulated deficit	(48,181,008)	(34,444)	(48,215,452)	18,746,435	(3,181,861)	15,564,574
Total Shareholders’ Equity	171,963,220	(34,444)	171,928,776	104,842,437	(3,181,861)	101,660,576

Total Liabilities and Equity	178,965,220	(34,444)	178,930,776	108,059,034	(3,181,861)	104,877,173

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	September 30, 2022 (unaudited)			September 30, 2021 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
ASSETS
Current Assets
Cash and cash equivalents	32,266,078	-	32,266,078	26,461,096	-	26,461,096
Restricted cash	1,320,000	-	1,320,000	-	-	-
Stable coins	9,058,567	-	9,058,567	-	11,197,324	11,197,324
Digital assets	23,337,430	(208,518)	23,128,912	35,020,251	(14,738,663)	20,281,588
Income tax receivable	86,104	-	86,104	-	-	-
Other current assets	2,316,803	-	2,316,803	3,144,300	-	3,144,300
Total Current Assets	68,384,982	(208,518)	68,176,464	64,625,647	(3,541,339)	61,084,308

Investment security	2,365,468	-	2,365,468	1,000,000	-	1,000,000
Deposits for property and equipment	4,094,881	-	4,094,881	7,930,061	-	7,930,061
Property and equipment, net	80,658,459	-	80,658,459	29,978,400	-	29,978,400
Other noncurrent assets	9,173,011	-	9,173,011	6,844,416	-	6,844,416

Total Assets	164,676,801	(208,518)	164,468,283	110,378,524	(3,541,339)	106,837,185

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	2,111,433	-	2,111,433	3,011,122	-	3,011,122
Income tax payable	-	-	-	493,703	-	493,703
Other payables and accrued liabilities	1,348,825	-	1,348,825	154,629	-	154,629

Total Current Liabilities	3,460,258	-	3,460,258	3,659,454	-	3,659,454

Deferred tax liabilities	-	-	-	703,924	-	703,924
Long-term income tax payable	2,974,822	-	2,974,822	-	-	-

Total Liabilities	6,435,080	-	6,435,080	4,363,378	-	4,363,378

Commitments and Contingencies

Shareholders’ Equity
Preferred shares	9,050,000	-	9,050,000	9,050,000	-	9,050,000
Common shares	824,371	-	824,371	558,174	-	558,174
Treasury shares	(1,171,534)	-	(1,171,534)	-	-	-
Additional paid-in capital	212,058,000	-	212,058,000	106,849,371	-	106,849,371
Accumulated deficit	(62,519,116)	(208,518)	(62,727,634)	(10,442,399)	(3,541,339)	(13,983,738)

Total Shareholders’ Equity	158,241,721	(208,518)	158,033,203	106,015,146	(3,541,339)	102,473,807

Total Liabilities and Equity	164,676,801	(208,518)	164,468,283	110,378,524	(3,541,339)	106,837,185

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

Restated Condensed Consolidated Statements of Operations (Unaudited)

	For the three months ended March 31, 2022 (unaudited)
	As previously reported	Adjustments	As restated

Revenue from cryptocurrency mining	8,573,747	-	8,573,747

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(4,268,251)	-	(4,268,251)
Depreciation and amortization expenses	(3,799,629)	-	(3,799,629)
General and administrative expenses	(4,272,695)	-	(4,272,695)
Realized gain on exchange of digital assets	1,637,023	427,257	2,064,280
Impairment of digital assets	(10,045,603)	5,419,905	(4,625,698)

Total operating expenses	(20,749,155)	5,847,162	(14,901,993)

Loss from Operations	(12,175,408)	5,847,162	(6,328,246)

Gain from disposal of property and equipment	174,568	-	174,568
Gain from sale of investment security	1,039,999	-	1,039,999
Other expenses	(570,890)	-	(570,890)

Net loss from continuing operations before income taxes	(11,531,731)	5,847,162	(5,684,569)

Income tax expenses	1,351,942	-	1,351,942

Net loss	(10,179,789)	5,847,162	(4,332,627)

Weighted average number of ordinary share outstanding
Basic and Diluted	69,627,314	-	69,627,314

Loss per share
Basic and Diluted	(0.15)	0.09	(0.06)

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	For the three months ended June 30, 2022 (unaudited)			For the six months ended June 30, 2022 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Revenue from cryptocurrency mining	6,815,000	-	6,815,000	15,388,747	-	15,388,747

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(3,584,145)	-	(3,584,145)	(7,852,396)	-	(7,852,396)
Depreciation and amortization expenses	(5,322,120)	-	(5,322,120)	(9,121,749)	-	(9,121,749)
General and administrative expenses	(4,598,238)	-	(4,598,238)	(8,870,933)	-	(8,870,933)
Realized gain on exchange of digital assets	2,115,301	86,335	2,201,636	3,752,324	513,592	4,265,916
Impairment of digital assets	(13,639,386)	274,980	(13,364,406)	(23,684,989)	5,694,885	(17,990,104)

Total operating expenses	(25,028,588)	361,315	(24,667,273)	(45,777,743)	6,208,477	(39,569,266)

Loss from Operations	(18,213,588)	361,315	(17,852,273)	(30,388,996)	6,208,477	(24,180,519)

Gain from disposal of property and equipment	1,280,328	-	1,280,328	1,454,896	-	1,454,896
Gain from sale of investment security	-	-	-	1,039,999	-	1,039,999
Other expenses	(20,179)	-	(20,179)	(591,069)	-	(591,069)

Net loss from continuing operations before income taxes	(16,953,439)	361,315	(16,592,124)	(28,485,170)	6,208,477	(22,276,693)

Income tax expenses	(1,171,293)	-	(1,171,293)	180,649	-	180,649

Net loss	(18,124,732)	361,315	(17,763,417)	(28,304,521)	6,208,477	(22,096,044)

Weighted average number of ordinary share outstanding
Basic and Diluted	49,737,336	-	49,737,336	74,695,686	-	74,695,686

Loss per share
Basic and Diluted	(0.36)	-	(0.36)	(0.38)	0.08	(0.30)

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	For the three months ended September 30, 2022 (unaudited)			For the nine months ended September 30, 2022 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Revenue from cryptocurrency mining	9,130,961	-	9,130,961	24,519,708	-	24,519,708

Operating Costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(6,500,483)	-	(6,500,483)	(14,352,879)	-	(14,352,879)
Depreciation and amortization expenses	(9,312,176)	-	(9,312,176)	(18,433,925)	-	(18,433,925)
General and administrative expenses	(6,231,658)	-	(6,231,658)	(15,102,591)	-	(15,102,591)
Realized gain on exchange of digital assets	1,049,110	178,958	1,228,068	4,801,434	692,550	5,493,984
Impairment of digital assets	(2,365,132)	(353,032)	(2,718,164)	(26,050,121)	5,341,853	(20,708,268)

Total operating expenses	(23,360,339)	(174,074)	(23,534,413)	(69,138,082)	6,034,403	(63,103,679)

Loss from Operations	(14,229,378)	(174,074)	(14,403,452)	(44,618,374)	6,034,403	(38,583,971)

Gain from disposal of property and equipment	60,701	-	60,701	1,515,597	-	1,515,597
Gain from sale of investment security	-	-	-	1,039,999	-	1,039,999
Other expenses	26,098	-	26,098	(564,971)	-	(564,971)

Net loss from continuing operations before income taxes	(14,142,579)	(174,074)	(14,316,653)	(42,627,749)	6,034,403	(36,593,346)

Income tax expenses	(195,529)	-	(195,529)	(14,880)	-	(14,880)

Net loss	(14,338,108)	(174,074)	(14,512,182)	(42,642,629)	6,034,403	(36,608,226)

Weighted average number of ordinary share outstanding
Basic and Diluted	54,675,621	-	54,675,621	77,296,373	-	77,296,373

Loss per share
Basic and Diluted	(0.26)	(0.01)	(0.27)	(0.55)	0.08	(0.47)

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	For the three months ended March 31, 2021 (unaudited)
	As previously reported	Adjustments	As restated

Revenue from cryptocurrency mining	43,953,050	-	43,953,050

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(12,467,728)	-	(12,467,728)
Depreciation and amortization expenses	(3,650,374)	-	(3,650,374)
General and administrative expenses	(2,225,170)	-	(2,225,170)
Realized gain on exchange of digital assets	10,456,497	2,838,187	13,294,684
Impairment of digital assets	-	(5,129,213)	(5,129,213)

Total operating expenses	(7,886,775)	(2,291,026)	(10,177,801)

Income from Operations	36,066,275	(2,291,026)	33,775,249

Other income, net	2,191	-	2,191

Net income from continuing operations before income taxes	36,068,466	(2,291,026)	33,777,440

Income tax expenses	(282,142)	-	(282,142)

Net income	35,786,324	(2,291,026)	33,495,298

Weighted average number of ordinary share outstanding
Basic and Diluted	48,291,310	-	48,291,310

Earnings per share
Basic and Diluted	0.74	(0.05)	0.69

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	For the three months ended June 30, 2021 (unaudited)			For the six months ended June 30, 2021 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Revenue from cryptocurrency mining	28,342,694	-	28,342,694	72,295,744	-	72,295,744

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(10,883,650)	-	(10,883,650)	(23,351,378)	-	(23,351,378)
Depreciation and amortization expenses	(2,348,657)	-	(2,348,657)	(5,999,031)	-	(5,999,031)
General and administrative expenses	(4,335,983)	-	(4,335,983)	(6,561,153)	-	(6,561,153)
Realized gain on exchange of digital assets	(3,503,845)	8,649,435	5,145,590	6,952,652	11,487,622	18,440,274
Impairment of digital assets	(9,045,007)	(9,171,303)	(18,216,310)	(9,045,007)	(14,300,516)	(23,345,523)

Total operating expenses	(30,117,142)	(521,868)	(30,639,010)	(38,003,917)	(2,812,894)	(40,816,811)

(Loss) Income from Operations	(1,774,448)	(521,868)	(2,296,316)	34,291,827	(2,812,894)	31,478,933

Gain from disposal of property and equipment	43,436	-	43,436	43,436	-	43,436
Other income, net	493,519	-	493,519	495,710	-	495,710

Net (loss) income from continuing operations before income taxes	(1,237,493)	(521,868)	(1,759,361)	34,830,973	(2,812,894)	32,018,079

Income tax expenses	(101,907)	-	(101,907)	(384,049)	-	(384,049)

Net (loss) income	(1,339,400)	(521,868)	(1,861,268)	34,446,924	(2,812,894)	31,634,030

Weighted average number of ordinary share outstanding
Basic and Diluted	49,737,336	-	49,737,336	49,018,317	-	49,018,317

(Loss) earnings per share
Basic and Diluted	(0.03)	(0.01)	(0.04)	0.70	(0.05)	0.65

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	For the three months ended September 30, 2021 (unaudited)			For the nine months ended September 30, 2021 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Revenue from cryptocurrency mining	10,395,894	-	10,395,894	82,691,638	-	82,691,638

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(2,607,945)	-	(2,607,945)	(25,959,323)	-	(25,959,323)
Depreciation and amortization expenses	(3,796,672)	-	(3,796,672)	(9,795,703)	-	(9,795,703)
General and administrative expenses	(19,545,639)	-	(19,545,639)	(26,106,792)	-	(26,106,792)
Realized gain on exchange of digital assets	129,935	1,286,681	1,416,616	7,082,587	12,774,303	19,856,890
Impairment of digital assets	-	(1,646,159)	(1,646,159)	(9,045,007)	(15,946,675)	(24,991,682)

Total operating expenses	(25,820,321)	(359,478)	(26,179,799)	(63,824,238)	(3,172,372)	(66,996,610)

(Loss) Income from Operations	(15,424,427)	(359,478)	(15,783,905)	18,867,400	(3,172,372)	15,695,028

Gain from disposal of property and equipment	(3,789,683)	-	(3,789,683)	(3,746,247)	-	(3,746,247)
Other income, net	3,854	-	3,854	499,564	-	499,564

Net (loss) income from continuing operations before income taxes	(19,210,256)	(359,478)	(19,569,734)	15,620,717	(3,172,372)	12,448,345

Income tax expenses	(938,578)	-	(938,578)	(1,322,627)	-	(1,322,627)

Net (loss) income	(20,148,834)	(359,478)	(20,508,312)	14,298,090	(3,172,372)	11,125,718

Weighted average number of ordinary share outstanding
Basic and Diluted	54,675,621	-	54,675,621	50,921,037	-	50,921,037

(Loss) earnings per share
Basic and Diluted	(0.37)	(0.01)	(0.38)	0.28	(0.06)	0.22

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

Restated Condensed Consolidated Statements of Cash Flow (Unaudited)

	For the three months ended March 31, 2022 (unaudited)			For the three months ended March 31, 2021 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Cash Flows from Operating Activities:
Net (loss) income	(10,179,789)	5,847,162	(4,332,627)	35,786,324	(2,291,026)	33,495,298
Less: Net loss from discontinued operations	-	-	-	-	-	-
Net (loss) income from continuing operations	(10,179,789)	5,847,162	(4,332,627)	35,786,324	(2,291,026)	33,495,298
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	3,799,629	-	3,799,629	3,650,374	-	3,650,374
Gain from disposal of property and equipment	(174,568)	-	(174,568)	-	-	-
Gain from sale of investment security	(1,039,999)	-	(1,039,999)	-	-	-
Share-based compensation expenses with employees	463,900	-	463,900	-	-	-
Liquidated damage expenses	619,355	-	619,355	-	-	-
Digital assets generated from mining	-	(8,573,747)	(8,573,747)	-	(43,953,050)	(43,953,050)
Realized gain on exchange of digital assets	(1,637,023)	(427,257)	(2,064,280)	-	(13,294,684)	(13,294,684)
Impairment of digital assets	10,045,603	(5,419,905)	4,625,698	-	5,129,213	5,129,213
Deferred tax expenses	(1,254,235)	-	(1,254,235)	30,223	-	30,223
Gain from divestiture of a subsidiary	(52,383)	-	(52,383)	-	-	-
Changes in operating assets and liabilities:
Stable coins	-	199,800	199,800	-	-	-
Digital assets	(8,573,730)	15,376,930	6,803,200	(53,646,868)	55,413,818	1,766,950
Other current assets	(223,745)	-	(223,745)	(1,336,681)	-	(1,336,681)
Other noncurrent assets	(590,652)	-	(590,652)	-	-	-
Accounts payable	1,420,280	-	1,420,280	12,757,378	-	12,757,378
Income tax payable	(211,471)	-	(211,471)	251,919	-	251,919
Long-term income tax payable	69,182	-	69,182	-	-	-
Other payables and accrued liabilities	856,218	17	856,235	(30,648)	762,679	732,031

Net Cash (Used in) Provided by Operating Activities	(6,663,428)	7,003,000	339,572	(2,537,979)	1,766,950	(771,029)

Cash Flows from Investing Activities:
Purchases of property and equipment	-	-	-	(686,538)	-	(686,538)
Deposits for property and equipment	(11,052,500)	-	(11,052,500)	-	-	-
Proceeds from sales of cryptocurrencies	7,003,000	(7,003,000)	-	1,766,950	(1,766,950)	-
Loss of cash in connection with divestiture of a subsidiary	(59,695)	-	(59,695)	-	-	-

Net Cash Used in Investing Activities	(4,109,195)	(7,003,000)	(11,112,195)	1,080,412	(1,766,950)	(686,538)

Cash Flows from Financing Activities:
Payment of liquidated damages related to private placement transactions	(2,219,355)	-	(2,219,355)	-	-	-
Proceeds from issuance of convertible notes, net of issuance costs	-	-	-	1,280,000	-	1,280,000

Net Cash (Used in) Provided by Financing Activities	(2,219,355)	-	(2,219,355)	1,280,000	-	1,280,000

Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	-	-

Net decrease in cash, cash equivalents and restricted cash	(12,991,978)	-	(12,991,978)	(177,567)	-	(177,567)
Cash, cash equivalents and restricted cash at beginning of period	42,398,528	-	42,398,528	405,133	-	405,133
Cash, cash equivalents and restricted cash at end of period	29,406,550	-	29,406,550	227,566	-	227,566

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	For the six months ended June 30, 2022 (unaudited)			For the six months ended June 30, 2021 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Cash Flows from Operating Activities:
Net (loss) income	(28,304,521)	6,208,477	(22,096,044)	34,446,924	(2,812,894)	31,634,030
Less: Net loss from discontinued operations	-	-	-	-	-	-
Net (loss) income from continuing operations	(28,304,521)	6,208,477	(22,096,044)	34,446,924	(2,812,894)	31,634,030
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	9,121,749	-	9,121,749	5,999,031	-	5,999,031
Gain from disposal of property and equipment	(1,454,896)	-	(1,454,896)	(43,436)	-	(43,436)
Gain from sale of investment security	(1,039,999)	-	(1,039,999)	-	-	-
Share-based compensation expenses with employees	1,057,313	-	1,057,313	509,794	-	509,794
Share based compensation expenses in connection with issuance of ordinary shares	-	-	-	933,098	-	933,098
Liquidated damage expenses	619,355	-	619,355	-	-	-
Digital assets generated from mining	-	(15,388,747)	(15,388,747)	-	(72,295,744)	(72,295,744)
Realized gain on exchange of digital assets	(3,752,324)	(513,592)	(4,265,916)	-	(18,440,274)	(18,440,274)
Impairment of digital assets	23,684,989	(5,694,885)	17,990,104	9,045,007	14,300,516	23,345,523
Deferred tax expenses	(404,291)	-	(404,291)	47,684	-	47,684
Gain from divestiture of a subsidiary	(52,383)	-	(52,383)	-	-	-
Changes in fair value of investment security	-	-	-	-	-	-
Changes in operating assets and liabilities:
Stable coins	-	3,501,802	3,501,802	-	-	-
Digital assets	(15,388,743)	29,141,443	13,752,700	(78,531,704)	82,071,154	3,539,450
Other current assets	(740,858)	-	(740,858)	(1,750,324)	-	(1,750,324)
Other noncurrent assets	601,710	-	601,710	-	-	-
Accounts payable	697,185	-	697,185	22,985,200	-	22,985,200
Income tax payable	(731,092)	-	(731,092)	211,365	-	211,365
Long-term income tax payable	138,364	-	138,364	-	-	-
Other payables and accrued liabilities	682,095	-	682,095	1,325,382	716,692	2,042,074

Net Cash (Used in) Provided by Operating Activities	(15,266,347)	17,254,498	1,988,151	(4,821,979)	3,539,450	(1,282,529)

Cash Flows from Investing Activities:
Purchases of property and equipment	(19,310,398)	-	(19,310,398)	(686,538)	-	(686,538)
Deposits for property and equipment	-	-	-	-	-	-
Proceeds from sales of property and equipment	958,060	-	958,060	-	-	-
Proceeds from sales of cryptocurrencies	19,252,500	(19,252,500)	-	3,539,450	(3,539,450)	-
Purchases of digital assets	(1,998,002)	1,998,002	-	-	-	-
Proceeds from disposal of long-term investment	850,000	-	850,000	-	-	-
Loss of cash in connection with divestiture of a subsidiary	(59,695)	-	(59,695)	-	-	-
Investment in an equity security	-	-	-	-	-	-

Net Cash (Used in) Provided by Investing Activities	(307,535)	(17,254,498)	(17,562,033)	2,852,912	(3,539,450)	(686,538)

Cash Flows from Financing Activities:
Payment of liquidated damages related to private placement transactions	(2,219,355)	-	(2,219,355)	-	-	-
Proceeds from issuance of ordinary shares under private placements, net of issuance costs	21,010,000	-	21,010,000	-	-	-
Proceeds from issuance of convertible notes, net of issuance costs	-	-	-	1,280,000	-	1,280,000
Proceeds from issuance of ordinary shares under direct offering	-	-	-	28,550,000	-	28,550,000
Repayment of borrowings to related parties	-	-	-	(12,000)	-	(12,000)

Net Cash Provided by Financing Activities	18,790,645	-	18,790,645	29,818,000	-	29,818,000

Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	-	-

Net increase in cash, cash equivalents and restricted cash	3,216,763	-	3,216,763	27,848,933	-	27,848,933
Cash, cash equivalents and restricted cash at beginning of period	42,398,528	-	42,398,528	405,133	-	405,133
Cash, cash equivalents and restricted cash at end of period	45,615,291	-	45,615,291	28,254,066	-	28,254,066

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTATEMENT OF PREVIOUSLY ISSUED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

	For the nine months ended September 30, 2022 (unaudited)			For the nine months ended September 30, 2021 (unaudited)
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Cash Flows from Operating Activities:
Net (loss) income	(42,642,629)	6,034,403	(36,608,226)	14,298,090	(3,172,372)	11,125,718
Less: Net loss from discontinued operations	-	-	-	-	-	-
Net (loss) income from continuing operations	(42,642,629)	6,034,403	(36,608,226)	14,298,090	(3,172,372)	11,125,718
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	18,433,925	-	18,433,925	9,795,703	-	9,795,703
Gain from disposal of property and equipment	(1,515,597)	-	(1,515,597)	3,746,247	-	3,746,247
Gain from sale of investment security	(1,039,999)	-	(1,039,999)	-	-	-
Share-based compensation expenses with employees	1,673,948	-	1,673,948	16,576,615	-	16,576,615
Share based compensation expenses in connection with issuance of ordinary shares	-	-	-	1,446,098	-	1,446,098
Liquidated damage expenses	619,355	-	619,355	-	-	-
Digital assets generated from mining	(24,543,543)	-	(24,543,543)	-	(82,691,638)	(82,691,638)
Realized gain on exchange of digital assets	(4,801,434)	(692,550)	(5,493,984)	-	(19,856,890)	(19,856,890)
Impairment of digital assets	26,050,121	(5,341,853)	20,708,268	9,045,007	15,946,675	24,991,682
Deferred tax expenses	(404,294)	-	(404,294)	703,924	-	703,924
Gain from divestiture of a subsidiary	(52,383)	-	(52,383)	-	-	-
Changes in fair value of investment security	(32,134)	-	(32,134)	-	-	-
Changes in operating assets and liabilities:
Stable coins	-	3,496,298	3,496,298	-	(200,000)	(200,000)
Digital assets	19,252,500	(5,494,300)	13,758,200	(89,079,726)	92,619,176	3,539,450
Other current assets	1,719,544	-	1,719,544	(117,048)	-	(117,048)
Other noncurrent assets	(2,458,440)	-	(2,458,440)	(6,844,416)	-	(6,844,416)
Accounts payable	947,055	-	947,055	25,680,947	-	25,680,947
Income tax payable	(645,828)	-	(645,828)	493,703	-	493,703
Long-term income tax payable	207,546	-	207,546	-	-	-
Other payables and accrued liabilities	2,184,774	-	2,184,774	3,062,969	894,499	3,957,468

Net Cash Used in Operating Activities	(7,047,513)	(1,998,002)	(9,045,515)	(11,191,887)	3,539,450	(7,652,437)

Cash Flows from Investing Activities:
Purchases of property and equipment	(19,285,625)	-	(19,285,625)	(795,000)	-	(795,000)
Deposits for property and equipment	-	-	-	-	-	-
Proceeds from sales of property and equipment	1,081,075	-	1,081,075	-	-	-
Proceeds from sales of cryptocurrencies	-	-	-	3,539,450	(3,539,450)	-
Purchases of digital assets	(1,998,002)	1,998,002	-	-	-	-
Proceeds from disposal of long-term investment	1,706,665	-	1,706,665	-	-	-
Loss of cash in connection with divestiture of a subsidiary	(59,695)	-	(59,695)	-	-	-
Investment in an equity security	(2,000,000)	-	(2,000,000)	-	-	-

Net Cash Used in Investing Activities	(20,555,582)	1,998,002	(18,557,580)	2,744,450	(3,539,450)	(795,000)

Cash Flows from Financing Activities:
Payment of liquidated damages related to private placement transactions	(2,219,355)	-	(2,219,355)	-	-	-
Proceeds from issuance of ordinary shares under private placements, net of issuance costs	21,010,000	-	21,010,000	-	-	-
Proceeds from issuance of convertible notes, net of issuance costs	-	-	-	1,280,000	-	1,280,000
Proceeds from issuance of ordinary shares under direct offering	-	-	-	33,235,400	-	33,235,400
Repayment of borrowings to related parties	-	-	-	(12,000)	-	(12,000)

Net Cash Provided by Financing Activities	18,790,645	-	18,790,645	34,503,400	-	34,503,400

Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	-	-

Net (decrease) increase in cash, cash equivalents and restricted cash	(8,812,450)	-	(8,812,450)	26,055,963	-	26,055,963
Cash, cash equivalents and restricted cash at beginning of period	42,398,528	-	42,398,528	405,133	-	405,133
Cash, cash equivalents and restricted cash at end of period	33,586,078	-	33,586,078	26,461,096	-	26,461,096

20. SUBSEQUENT EVENTS

Marsprotocol Technologies Pte. Ltd. (the “JV Company”)

On March 3, 2023, in connection with a newly formed joint venture, Bit Digital Singapore Pte. Ltd. and Saving Digital Pte. Ltd. (“SDP”), a wholly owned subsidiary of Mega Matrix Corp., entered into a shareholders’ agreement (the “Shareholders Agreement”) with Marsprotocol Technologies Pte. Ltd., to provide proof-of-stake technology tools for digital assets through the staking platform “MarsProtocol”, an institutional grade non-custodial staking technology (the “Joint Venture”). Through MarsProtocol, the Joint Venture will seek to provide non-custodial staking tools whereby users’ private keys are not stored in its database to ensure the safety of its users’ digital assets. Currently the services will not be available to U.S. residents. Pursuant to the Shareholders Agreement, SDP will own 60% and Bit Digital Singapore will own 40% of the JV Company.

Declaration of dividends on preferred shares

On February 7, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhaohui Deng, the Company’s Chairman of the Board. As of the date of this report, the Company has fully paid the declared dividends.

Investment in Auros Global Limited (“Auros”)

On February 24, 2023, the Company closed an investment of $2 million in Auros, which is a leading crypto-native algorithmic trading and market making firm that delivers best-in-class liquidity for exchanges and token projects.

ITEM 18. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation, as amended (10)
1.2	Amended and Restated Memorandum of Association (17)
1.3	Amended and Restated Articles of Association (17)
1.4	Director’s Certificate dated April 20, 2021 Creating Preference Shares (6)
4.1	Share Purchase Agreement dated September 8, 2020 by and between the Registrant and Sharp Whale Limited (1)
4.2	Form of Securities Purchase Agreement dated as of May 2020 for July 6, 2020 financing (3)
4.3	Form of Asset Purchase Agreement dated November 2020 by and between the Registrant and the Buyers who are signatories (4)
4.4	Form of Registration Rights Agreement dated January 11, 2021 by and between the Company and Ionic Ventures, LLC (5)
4.5	2021 Omnibus Equity Incentive Plan with Form of Restricted Stock Award (6)
4.6	Amended and Restated Purchase Agreement dated as of July 30, 2021 by and between the Company and Ionic Ventures, LLC (9)
4.7	Share Exchange Agreement by and between the Company and Geney Development (10)
4.8	2021 Second Omnibus Equity Incentive Plan with form of Restricted Stock Award (11)
4.9	Form of Warrant under Securities Purchase Agreement dated as of September 29, 2021 (12)
4.10	Form of Registration Rights Agreement dated September 29, 2021 (12)
4.11	Form of Securities Purchase Agreement dated September 29, 2021 (12)
4.12	Employment Agreement dated as of October 28, 2022 by and between the Registrant and Erke Huang as amended on March 10, 2023*
4.13	Director Agreement dated as of October 28, 2022 by and between the Registrant and Erke Huang*
4.14	Independent Director Agreement dated as of April 20, 2020 by and between the Registrant and Yan Xiong (7)
4.15	Independent Director Agreement dated as of September 7, 2020 by and between the Registrant and Ichi Shih (1)
4.16	Independent Director Agreement dated as of September 7, 2020 by and between the Registrant and Zhaohui (misstated as Chao Hui) Deng (1)
4.17	Mining Service Agreement made as of August 25, 2021 by and between Bit Digital USA, Inc. and Blockfusion USA, Inc. (13)
4.18	Non-Fixed Price Sales and Purchase Agreement between Bitmain Technologies Limited and Bit Digital USA, Inc. (14)
4.19	Form of Asset Purchase Agreement dated March 28, 2022, for the purchase of bitcoin miners (16)
4.20	Director Agreement dated as of October 18, 2021 with Percival Services, LLC for the services of Brock Pierce (16)
4.21	Employment Agreement dated as of March 31, 2021 by and between the Registrant and Sam Tabar, as amended as of January 1, 2022 and as of March 31, 2023*
4.22	Employment Agreement dated as of March 31, 2021 by and between the Registrant and Bryan Bullett, as amended as of January 6, 2022*
8.1	List of subsidiaries of the Registrant*
11(a)	Code of Ethics for Officers, Directors and Employees of Bit Digital, Inc.*
11(b)	Insider Trading Policy*
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
23.1	Consent of Audit Alliance LLP*
101.	INSXBRL Instance Document *
101.	SCHXBRL Taxonomy Extension Schema Document *
101.	CALXBRL Taxonomy Extension Calculation Linkbase Document *
101.	DEFXBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed with this report.

(1)	Incorporated by reference to the Registrant’s Form 6-K for September 2020 filed on September 14, 2020.
(2)	Incorporated by reference to the Registrant’s Form 6-K for September 2020 filed on October 31, 2019.
(3)	Incorporated by reference to the Registrant’s Form 6-K for May 2020 filed on May 28, 2020.
(4)	Incorporated by reference to the Registrant’s Form 6-K for November 2020 filed on November 10, 2020.
(5)	Incorporated by reference to the Registrant’s Form 6-K for January 2021 filed on January 12, 2021.
(6)	Incorporated by reference to the Registrant’s Form 6-K for May 2021 filed on May 18, 2021.
(7)	Incorporated by reference to the Registrant’s Form 6-K for April 2020 filed on April 24, 2020.
(8)	Incorporated by reference to the Registrant’s Form F-1 Registration Statement filed on March 10, 2021.
(9)	Incorporated by reference to the Registrant’s Form F-3 Registration Statement filed on August 30, 2021.
(10)	Incorporated by reference to the Registrant’s Form 6-K for May 2021 filed on May 27, 2021.
(11)	Incorporated by reference to the Registrant’s Form 6-K for August 2021 filed on August 16, 2021.
(12)	Incorporated by reference to the Registrant’s Form 6-K for September 2021 filed on September 30, 2021.
(13)	Incorporated by reference to the Registrant’s Form 6-K for August 2021 filed on August 31, 2021.
(14)	Incorporated by reference to the Registrant’s Form 6-K for October 2021 filed on October 18, 2021.
(15)	Incorporated by reference to the Registrant’s Form 20-F for the year ended December 31, 2017 filed on April 30, 2018.
(16)	Bit Digital’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 15, 2022.
(17)	Bit Digital’s Proxy Statement on Form 6-K filed with the SEC on June 30, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT DIGITAL, INC.

/s/ Samir Tabar
	Name:	Samir Tabar
New York, New York	Title:	Chief Executive Officer

Date: April 27, 2023