Form 20-F
period 2023-12-31
Bit Digital, Inc
filed 2024-03-18
CIK 1710350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Samir Tabar

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of December 31, 2023 was: 107,291,827 ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☐

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2023, the last business day of the registrant’s second quarter of most recently completed fiscal year, the aggregate market value of the 84,783,128 ordinary shares held by non-affiliates of the registrant was approximately $344,219,500 based on the closing price of $4.06 as reported on the Nasdaq Capital Market for the registrant’s 85,028,667 ordinary shares.

BIT DIGITAL, INC.

FORM 20-F ANNUAL REPORT

-i-

PART I

CERTAIN INFORMATION

In this Annual Report on Form 20-F, all references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this report refer to Bit Digital, Inc., a Cayman Islands exempted company (“Bit Digital”), including its consolidated subsidiaries, unless the context otherwise indicates. We currently conduct our business primarily through Bit Digital U.S.A. Inc., a Delaware corporation and our operating entity in the United States; Bit Digital Canada, Inc., our operating entity in Canada; Bit Digital Singapore Pte Ltd., a Singapore company; Bit Digital Hong Kong Limited and Bit Digital Strategies Limited, Hong Kong companies; and Bit Digital AI Inc. the parent company of Bit Digital Iceland ehf, our operating entity in Iceland.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

Consolidated Statements of Operations

The following summary consolidated financial statements should be read in conjunction with our consolidated financial statements, the notes thereto and other information, included elsewhere in this report.

The following summary consolidated financial statements for the years ended 2023, 2022, and 2021 are derived from our audited consolidated financial statements included elsewhere in this report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “ITEM 5. Operating and Financial Review and Prospects” included elsewhere in this report.

Consolidated Statements of Operations

	For the Years Ended December 31,
	2023	2022	2021
Revenues	$44,916,131	$32,296,593	$96,078,570

Operating costs and expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(29,556,585)	(20,374,633)	(30,739,776)
Depreciation and amortization expenses	(14,426,733)	(27,829,730)	(13,113,964)
General and administrative expenses	(27,668,592)	(22,984,784)	(39,154,204)
Realized gain on exchange of digital assets	18,789,998	6,548,841	20,813,167
Impairment of digital assets	(6,632,437)	(24,654,267)	(27,993,571)
Impairment of property and equipment	-	(50,038,650)	-
Loss on write-off of deposit to hosting facility	(2,041,491)	(129,845)	-
Total operating expenses	(61,535,840)	(139,463,068)	(90,188,348)

(Loss) income from operations	(16,619,709)	(107,166,475)	5,890,222

Net (loss) gain from disposal of property and equipment	(165,160)	1,353,299	(3,746,247)
Gain from sale of investment security	8,220	1,039,999	-
Other income (expense), net	3,162,412	(1,116,276)	702,414
Total other income (expense), net	3,005,472	1,277,022	(3,043,833)

(Loss) income before income taxes	(13,614,237)	(105,889,453)	2,846,389

Income tax (expenses) benefits	(279,044)	592,850	(3,856,341)
Net loss	(13,893,281)	(105,296,603)	(1,009,952)

Weighted average number of ordinary share outstanding
Basic	87,534,052	78,614,174	55,440,527
Diluted	87,534,052	78,614,174	55,440,527

Loss per share
Basic	$(0.16)	$(1.34)	$(0.02)
Diluted	$(0.16)	$(1.34)	$(0.02)

Consolidated Balance Sheet Data

The following table presents our summary consolidated balance sheet data as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$16,860,934	$32,691,060
Restricted Cash	1,320,000	1,320,000
USDC	405,596	626,441
Digital assets	40,456,083	27,587,328
Income tax receivable	-	736,445
Other current assets	18,188,032	1,433,999
Digital assets held in fund	6,115,538	-
Total Current Assets	83,346,183	64,395,273
Loans receivable	400,000	-
Investment Securities	4,373,685	1,787,922
Deposits for property and equipment	4,227,371	2,594,881
Operating lease right-of-use assets	6,216,255	-
Property and equipment, net	81,474,649	22,609,391
Other non-current assets	9,290,239	9,033,200
Total non-current assets	105,982,199	36,025,394
Total Assets	$189,328,382	100,420,667
Total Liabilities	$36,624,526	10,487,358
Total Bit Digital, Inc.’s Shareholders’ Equity	$152,703,856	89,933,309
Total Liabilities and Equity	$189,328,382	100,420,667

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for The Offer and Use of Proceeds

Not Applicable.

3.D Risk Factors

 RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this report, including the matters discussed under the heading “Forward-Looking Statements” before you decide to invest in our Ordinary Shares. The Company may be subject to various legal and operational risks as a result of its previously being a China-based Issuer with substantial amounts of the Company’s operations previously in China and Hong Kong. The legal and regulatory environment in China is in many respects different from the United States. These risks and others could result in a material change in the value of our securities and/or significantly limit or completely limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

General Risks

We have a history of operating losses, and we may not be able to sustain profitability; we have recently shifted our digital assets mining business, and we may not be continuously successful in this business.

We experienced profitability from our continuing bitcoin mining operations in 2021. However, as a result of the decline in value of bitcoin in 2022 and the corresponding decline in revenue from digital assets mining, we recognized a net loss of $105.3 million for the year ended December 31, 2022 (“Fiscal 2022”), which included a $24.7 million impairment of digital assets and a $50.0 million impairment of property and equipment. We recognized a net loss of $13.9 million for the year ended December 31, 2023 (“Fiscal 2023”) representing a change of $91.4 million from Fiscal 2022. We may continue to incur losses and may have additional impairment of digital assets, as we continue to work to shift and grow our digital assets mining business. Our operations are focused on our bitcoin mining business located at our bitcoin mining facilities in the United States, Canada and Iceland, as well as our Ethereum staking operations. Our current business, including our growth strategy for our business, involves an industry that is itself new and constantly evolving and is subject risks, many of which are discussed below. See “Digital Assets Related Risks” below.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including the levels of our net revenues, expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited bitcoin mining operating history. We terminated all bitcoin mining operations in China in June 2021. Our results of operations for Fiscal 2022 were adversely affected by the material decrease in bitcoins mined, including, in part, due to the need to migrate and replace a portion of our miners. We have migrated all miners to the United States by the end of November 2021 and expected to have had them and any newly purchased miners operational by year end 2022. However, as a result of adverse factors described below, there can be no assurance we will again achieve the level of profitability we experienced in late 2020 or the first quarter of 2021.

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

We seek to enter digital assets mining related businesses around the globe. However, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

Any future acquisitions also could result in the issuance of shares, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue Ordinary Shares, preferred shares or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such preferred shareholders in priority over our Ordinary Shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our Ordinary Shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using shares as consideration.

Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

Our ability to retain, increase, and engage our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. For example, we are making significant investments in artificial intelligence “AI” initiatives, including providing computing capacity to support AI. These efforts, including the introduction of new services or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

From time to time we may evaluate and potentially consummate strategic investments, combinations, acquisitions or alliances, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances in the bitcoin mining or other digital assets businesses. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

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

The loss of key members of management could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, and who have a sound understanding of our business and the digital asset industry. The market for highly qualified personnel in this industry is very competitive, and we may be unable to attract or retain such personnel. If we are unable to attract or retain such personnel, our business could be harmed.

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

As a public company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis which is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls.

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

As of December 31, 2022, our disclosure controls and procedures were not effective, and management determined that we did not maintain effective internal control over financial reporting due to certain significant deficiencies and material weaknesses. Throughout 2023, management undertook actions to remediate these material weaknesses. As of December 31, 2023, the control deficiencies were remediated, and controls were found to be operating effectively. We will continue to periodically review our internal control over financial reporting as part of our ongoing efforts to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

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

If we are unable to successfully continue our digital assets mining business plan, it would affect our financial and business condition and results of operations.

There are various risks related to execution of our digital assets mining business plans. These efforts include the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. The execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Since May 20, 2021, we drew down an aggregate of $80 million under the Ionics Purchase Agreement and raised $80 million of gross proceeds in our September 2021 private placement. In 2022, the Company raised gross proceeds of approximately $22 million from the Ionics Purchase Agreement. In 2023, the Company raised gross proceeds of approximately $22 million from the Ionics Purchase Agreement and sold 14,744,026 shares of common stock for an aggregate purchase price of $45.3 million net of offering costs pursuant to an at-the-market offering. We incurred a net loss of $13.9 million for Fiscal 2023, which included $6.6 million impairment of digital assets, and a net loss of $105.3 million for Fiscal 2022, which included a $24.7 million impairment of digital assets and a $50 million impairment of property and equipment. We had positive cash flows from our operating activities of $1.1 million for Fiscal 2023 and negative cash flows from our operating activities of $8.5 million and $17.4 million for Fiscal 2022 and the year ended December 31, 2021 (“Fiscal 2021”), respectively. Positive cash flow during Fiscal 2023 resulted, in part, from gain from exchange of digital assets of $18.8 million offset by $6.6 million impairment of digital assets. Negative cash flow during Fiscal 2022 resulted, in part, from a net loss of approximately $105 million, including $27.8 million of depreciation of property and equipment and $50.0 million of impairment of property and equipment. Negative cash flow during fiscal 2021 resulted, in part, from $13.1 million of depreciation of property and equipment and $20.5 million of share-based compensation related to restricted share units. We cannot assure you our business model will allow us to continue to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our Company’s development. Our inability to offset our expenses with adequate revenue will adversely affect our liquidity, financial condition and results of operations. Although we have adequate cash on hand and have drawn down on an effective $500 million at the market shelf registration statement and anticipated cash flows from operating activities are expected to be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you that will be the case. We expect to need additional cash resources in the future as we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions in order to implement our business plan. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our cash balances are held at a number of financial institutions that expose us to their credit risk

We maintain our cash and cash equivalents at financial or other intermediary institutions. The combined account balances at each institution located in the United States typically exceed FDIC insurance coverage of $250,000 per depositor. The combined account balances at each institution located in Iceland typically exceed the deposit guarantee schemes of the equivalent of €100,000 in Icelandic Krona per depositor. As a result, there is a concentration of credit risk related to amounts on deposit in excess of the deposit insurance coverage amounts. At December 31, 2023, substantially all of our cash and cash equivalent balances held at financial institutions exceeded deposit insured limits. While we did not have any direct exposure to Silicon Valley Bank, Signature Bank, or First Republic, which suffered severe liquidity losses during 2023, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability, and the ability of our customers, clients and vendors, to access existing cash, cash equivalents and investments, or to access existing or enter into new banking arrangements or facilities, may be threatened and could have a material adverse effect on our business and financial condition.

Digital Assets Related Risks

Our results of operations are expected to be impacted by significant fluctuation of digital asset prices

The price of bitcoin has experienced significant fluctuations over its existence and may continue to fluctuate significantly in the future. Bitcoin average prices per coin have ranged from approximately $7,572.30 in 2018, to $7,395.25 in 2019, $11,116.38 in 2020, $47,436.93 in 2021, to $28,197.75 in 2022, to $28,859.45 in 2023 and $42,919.61 in January 2024, and a low of $41,879.19 per coin and a high of $63,913.13 per coin in February 2024 according to CoinMarketCap. The price of ETH has likewise experienced significant fluctuation over its existence since we started the ETH staking business in the fourth quarter of 2022. Ethereum average prices per coin have ranged from $1,987.39 in 2022; to $1,795.16 in 2023, $2,374.86 per coin in January 2024, and a low of $2,243.57 per coin and a high of $3,518.97 per coin in February 2024 according to CoinMarketCap.

We expect our results of operations to continue to be affected by the digital asset prices as most of our revenue has been from bitcoin mining production. The reductions in the price of bitcoin, in the fourth quarter of 2022, had a material and adverse effect on our results of operations and financial condition. In March 2024, the price of bitcoin has increased to over $60,000 according to CoinMarketCap. We cannot assure you that the bitcoin price will remain high enough to sustain our operation or that the bitcoin price will not decline significantly in the future. Certain of our mining operations are costly and we have not yet powered back on, as it is not economical to do so. Fluctuations in the digital asset prices can have had and are expected to continue to have an immediate impact on the trading price of our Ordinary Shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the bitcoin price. For example, the bankruptcy filings and regulatory proceedings described below, as well as the usage of bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to bitcoin’s price volatility. Additionally, the reward for bitcoin mining will decline over time, with the last halving event occurred in May 2020 and next one to occur in or about April 2024, which may further contribute to bitcoin price volatility.

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

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the digital assets industry, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the trading price of our Ordinary Shares may increase or decrease significantly. See “The price of digital assets may be affected by the sale of such digital assets by other vehicles investing in digital assets or tracking bitcoin markets.”

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

Other than Compute North, we have not been directly impacted by any of the recent bankruptcies in the digital asset space, as we have no contractual privity or relationship to the relevant parties. The Company relocated its miners out of Compute North’s facilities to those hosted by Blockfusion and Coinmint in New York State. However, termination of the Master Agreement with Compute North had an adverse effect on the Company’s business and financial condition.  We are dependent on the overall digital assets industry, and such recent events have contributed, at least in part, to our and our peers stock price as well as the price of bitcoin. If the liquidity of the digital assets markets continues to be negatively impacted, digital asset prices (including the price of bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in digital asset values. Any of these events may adversely affect our operations and results of operations and, consequently, an investment in us.

We may be unable to raise additional capital needed to grow our business.

We have operated and expect to continue to operate at a loss at least in the near term, if bitcoin prices decline further, or until we are able to profitably stake ETH. In addition, we expect to need to raise additional capital to expand our operations, pursue our growth strategies and to respond to competitive pressures or working capital requirements. While we have an effective $500,000,000 at the market shelf registration statement, we may not be able to obtain additional debt or equity financing on favorable terms, which could impair our growth and adversely affect our existing operations. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including diminished credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such macroeconomic conditions could also make it more difficult for us to incur additional debt or obtain equity financing. Further, the digital assets industry has been negatively impacted by recent event such as the bankruptcies described in the prior risk factor above and the criminal proceedings brought against FTX Trading Ltd. and Binace US. In response to these events, the digital asset markets, including the market for bitcoin and ETH specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets. In light of conditions impacting our industry, it may be more difficult for us to obtain equity or debt financing in the future.

If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our Ordinary Shares could decline. Furthermore, if we engage in debt financing, the holders of debt likely would have priority over the holders of our Ordinary Shares on order of payment preference. We may be required to accept terms that restrict or limit our ability to, among other things:

●	Pay cash dividends to our stockholders, subject to certain limited exceptions;

●	Redeem or repurchase our ordinary shares or other equity;

●	Incur additional indebtedness;

●	Permit liens on assets;

●	Make certain investments (including through the acquisition of stock, shares, partnership or limited liability company interests, any loan, advance or capital contribution);

●	Sell, lease, license, lend or otherwise convey an interest in a material portion of our assets; and

●	Sell or otherwise issue ordinary shares or other capital stock subject to certain limited exceptions.

These restrictions may limit our ability to obtain additional financing, withstand downturns in our business or take advantage of business opportunities.

The impact of government responses to mining activity is uncertain.

Because of environmental-impact concerns related to the potential high demand for electricity to support digital asset mining activity, political concerns, and for other reasons, we may be required to cease mining operations in certain locations in the world without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. For example, the Chinese government has required the mining of digital assets to be discontinued on very short notice in 2021. We had already migrated our bitcoin mining assets out of China to North America by September 2021; however, in light of the Chinese government’s actions, it still had had a material adverse effect on our operations in 2021.

Such government action had a negative impact not only on the value of existing miners owned by us but also on our ability to dispose of obsolete miners and to purchase new miners and the prices to acquire the same. Such government action also had a significant impact on the price of bitcoin, including an increase in the volatility of the price (both up and down) of bitcoin and the price and value of miners owned by us (both up and down). These events had a negative impact on our earnings in 2022 and 2023.

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

As of December 31, 2023, our mining operations in the states of Texas, Kentucky and New York in the United States and in Canada and Iceland are, and any future mining sites we may establish will be, subject to a variety of risks relating to physical condition and operation, including, but not limited to:

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

From May until September 2022, power was offline at the Niagara Falls, New York facility hosted by Blockfusion, due to an explosion and subsequent fire. We have estimated the loss of revenue at the Blockfusion site through September 13, 2022 to be approximately $3,200,000. Our methodology is based on the historical rate for those impacted miners and the average bitcoin and ETH earned during the above period. Shortly after power was restored, the Company and Blockfusion received a notice from the City of Niagara Falls, New York directing Blockfusion to cease and desist its cryptocurrency mining activities at Blockfusion’s Niagara Falls facility. The loss of power at Blockfusion facilities has had a material adverse effect on our operations. We relocated our miners from Blockfusion facilities to Digihost, Soluna and Bitdeer after our service agreement with Blockfusion ended in September 2023.

During the same time, a portion of our miners were offline and power has only been partially used at our hosting partner Digihost’s facility at North Tonawanda, New York. Based on the historical miner model hosted by Digihost, we calculated our loss at Digihost (based on a hash rate of 60 TH/s and power consumption of 3000W) to be non-material in 2022. In 2023, we did not operate any miners at the Digihost’s North Tonawanda facility.

As a result of the bankruptcy filing by Compute North on September 22, 2022, as described above, we have experienced service disruptions.

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

Relocating our miners, as we did to migrate from China and from Compute North and Core Scientific facilities and Blockfusion facilities, required us to incur costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to a new facility. Since we are required to move our miners, our business may suffer, and our results of operations would be expected to be materially adversely affected.

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

In order to minimize risk, we have established processes to manage wallets that are associated with our digital assets holdings. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our digital assets due to an adverse software or cybersecurity event. We utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys.

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

There is a risk that some or all of our digital assets, including bitcoin, ETH, liquid staking tokens and/or USD Coin could be lost, stolen or destroyed. Digital assets are stored in platforms commonly referred to as “wallets” by holders of bitcoins which may be accessed to exchange a holder’s bitcoin assets. Access to our digital assets could also be restricted by cybercrime (such as a denial-of-service attack) against a service at which we maintain a hosted hot wallet. We believe that our digital assets will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our digital assets. See Risk Factor “Cyberattacks and security breaches of our system, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.” A hot wallet refers to any bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure from external attack than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our bitcoin assets. Moreover, cold storage may increase the risk of internal theft or malfeasance. We hold our digital assets in hot and cold wallets through third party custodians to reduce the risk of external malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated. If any of our bitcoin were lost or stolen, it is unlikely that we would ever be able to recover such bitcoin.

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

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the digital assets from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to affect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. We are, therefore, presently reliant on existing private investigative entities, such as Chainalysis and Kroll, to investigate any potential loss of our bitcoin assets. These third-party service providers rely on data analysis and compliance of ISPs with traditional court orders to reveal information such as the IP addresses of any attackers who may have targeted us. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account.

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

Currently, we do not have any insurance to cover our digital assets or mining equipment. The market for such insurance is in the early stages and we intend to purchase such insurance in the future. One of our digital asset custodians, Cactus Custody, is self-insured for $4 million plus annual additions. Any uninsured losses may have an adverse effect on our results of operations and/or financial condition. Fireblocks offers Fireblocks Institutional Digital Asset Program which is insured by leading insurance companies which are A.M. Bests rated “A” (excellent). There is an aggregate of $30,000,000 digital asset crime insurance for theft of digital assets, external breach of Fireblocks’ software or any malicious or intentional misbehavior or fraud by employees. Fireblocks has $12,500,000 of aggregate insurance for errors and omissions; professional liability insurance and cyber/privacy liability insurance.

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

The global market for digital assets is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain digital assets are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in digital assets or tracking digital assets markets form and come to represent a significant proportion of the demand for digital assets, large redemptions of the securities of those vehicles and the subsequent sale of digital assets by such vehicles could negatively affect digital asset prices and therefore affect the value of the digital asset inventory (i.e., bitcoin and ETH) we hold. The recent introduction of a spot bitcoin exchange traded fund (“ETF”) and the pending approval of an ETH ETF may attract speculative traders who seek short-term gains based on price movements. This increased speculative activity could lead to short-term price volatility. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any digital assets we mine or otherwise acquire or hold for our own account.

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

Halving is a process designed to control the overall supply and reduce the risk of inflation in digital assets using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The next halving for bitcoin occurred in May 2020 at block 630,000 when the reward was reduced to 6.25. This reward rate is expected to next halve during April 2024 to 3.125 bitcoin per new block and will continue to halve at approximately four-year intervals until all potential 21 million bitcoin have been mined. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. Halving may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50% of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects the network and our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine, whether now or in the future, or otherwise acquire or hold for our own account. While bitcoin prices have had a history of price fluctuations around the halving of its bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

The impact of social media and influencers on the price for digital assets is uncertain.

Renowned persons, including social media influencers, may publicly discuss their holdings (or the holdings of companies with which they are affiliated) of bitcoin or their intent to buy or sell large quantities of bitcoin. This may have a dramatic impact on the price of bitcoin, both up and down. At a minimum, these public statements delivered through social media, such as X (formerly Twitter), may cause the price of bitcoin to experience significant volatility. These episodes could have a material adverse impact on the value of our bitcoin holdings as well as the prices of bitcoin that we may sell.

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

The value of stable coins that we hold may be subject to volatility and risk of loss

As of December 31, 2023, we held approximately $0.4 million in USD Coin, a stablecoin issued by Circle Internet Financial Public Limited Company (“Circle”) that is backed by dollar denominated assets held by the issuer in segregated accounts with U.S. regulated financial institutions. Stablecoins such as USD Coin are usually backed by the U.S. Dollar and other short-dated U.S. government obligations, and are usually pegged to the U.S. dollar. On March 9, 2023, as a result of the closure of Silicon Valley Bank (“SVB”), Circle announced that $3.3 billion of its roughly $40 billion USD Coin reserves were held at SVB. As a result, Circle depegged the USD Coin from its $1.00 peg, trading as low as $0.87. Such a risk may result in the sell-off of USD Coin and volatility as to the value of stablecoins, which would expose us to risk of potential loss and could have a material adverse effect on our ability to raise new funding and on our business, financial condition, and results of operations and prospects.

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

In addition, by running a validator node, the Company will be exposed to the risk of loss of its staked digital assets if it equivocates or fails to operate the node in accordance with applicable protocol rules, as the Company’s digital assets may be “slashed” or inactivity penalties may be applied if the validator node “double signs” or is offline for a prescribed period of time. Disputes on a liquid staking provider may lead to the value of staking assets diverging from ETH or failure to exit the liquid staking position. The Company intends to mitigate this risk by utilizing experienced service providers such as MarsLand Global Limited (“MarsLand”) for native staking and Liquid Collective for liquid staking and by carefully monitoring the staking activities performed by the Company in reliance on such services.

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

Underlying Value Risk

ETH represents a relatively new form of digital value that is still being digested by society. Its underlying value is driven by its utility as a store of value, means of exchange, and unit of account, and notably, the demand for ETH within various use cases of the Ethereum network. Just as oil is priced by the supply and demand of global markets, as a function of its utility to, for instance, power machines and create plastics, so too is ETH priced by the supply and demand of global markets for its own utility within Ethereum’s use cases. There is a risk if we are working through a staking pool to valuate ETH investors. We rely upon a pool operator to run the validator. There is a counterparty risk that the party with which we trust our assets may not uphold their side of the deal and fees or penalties may be assessed to the pool. These fees are typically assessed if the pool operator has downtime or dishonest actions. Finally, blockchains are new technologies and there is always an outside risk of a catastrophic chain failure that could put locked or staked funds at risk. The speculative and volatile nature of ETH and blockchain may materially and adversely affect the value of the Company’s securities.

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

Smart Contract Risk

The Ethereum network is based upon the development and deployment of smart contracts, which are self-executing contracts with the terms of the agreement written into software code. There are thousands of smart contracts currently running on Ethereum network. Like any software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract. The smart contract deployed on Ethereum and, as such, may contain a bug or other vulnerability that may lead to the loss of digital assets held in the wallet. The Ethereum developer community audits widely used smart contracts frequently and publishes the results of such audits on public forums. The Company currently relies on MarsLand for its native staking and Liquid Collective for its liquid staking solution. The smart contract code via MarsLand was audited by CertiK. The smart contract code via Liquid Collective was audited by Halborn and Spearbit. Nevertheless, there is no guaranty against a bug or other vulnerability leading to a loss of digital assets.

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

Risks Related to United States Government Regulations

New York State Moratorium on Cryptocurrency Mining Operations

On November 22, 2022, the New York State enacted a moratorium on cryptocurrency mining operations that use proof-of-work authentication methods to validate blockchain operations; provided that such operations shall be subject to a full generic environmental impact statement review. While the Company’s bitcoin mining operations in upstate New York State use proof-of-work authentication, they were approximately 90% (now 99%) carbon free according to NYISO Power Trends 2023 Report. The law provides for a two-year moratorium on new applications or new permits for an electric generating facility that utilizes a carbon-based fuel. Therefore, the Company believes that its New York State hosting facilities, which primarily depended on hydroelectric power, will be able to comply with the law.

We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.

Our business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of digital assets, cross-border and domestic money and digital asset transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, responsible use of AI, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.

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

Regulatory restrictions that target AI, including, but not limited to, export restrictions may have a material adverse impact on our intended operations.

The increasing focus on the strategic importance of AI technologies has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI, and may in the future result in additional restrictions impacting some or all of our service offerings. Such restrictions could include additional unilateral or multilateral export controls on certain products or technology, including, but not limited to, AI technologies. As geopolitical tensions have increased, semiconductors associated with AI, including GPUs and associated products, are increasingly the focus of export control restrictions proposed by stakeholders in the U.S. and its allies, and it is likely that additional unilateral or multilateral controls will be adopted. Such controls may be very broad in scope and application, prohibit us from exporting our services to any or all customers in one or more markets or could impose other conditions that limit our ability to serve demand abroad and could negatively and materially impact our business, revenue, and financial results. Export controls targeting GPUs and semiconductors associated with AI, which are increasingly likely, would restrict our ability to export our technology, services even though competitors may not be subject to similar restrictions, creating a competitive disadvantage for us and negatively impacting our business and financial results. Increasing use of economic sanctions may also impact demand for our services, negatively impacting our business and financial results. Additional unilateral or multilateral controls are also likely to include deemed export control limitations that negatively impact the ability of our research and development teams to execute our roadmap or other objectives in a timely manner. Additional export restrictions may not only impact our ability to serve overseas markets, but also provoke responses from foreign governments, including China, that negatively impact our ability to provide our services to customers in all markets worldwide, which could also substantially reduce our revenue.

During the third quarter of fiscal year 2023, the U.S. government announced new export restrictions and export licensing requirements targeting China’s semiconductor and supercomputing industries. These restrictions impact exports of certain chips, as well as software, hardware, equipment, and technology used to develop, produce, and manufacture certain chips, to China (including Hong Kong and Macau) and Russia. The new license requirements also apply to any future NVIDIA integrated circuit achieving certain peak performance and chip-to-chip I/O performance thresholds, as well as any system or board that includes those circuits. There are also now licensing requirements to export a wide array of products, including networking products, destined for certain end users and for certain end uses in China.

Management of these new license and other requirements is complicated and time consuming. Our results and competitive position may be harmed if we are restricted in offering our services, if customers purchase services from competitors, if customers develop their own internal solution, if we are unable to provide contractual warranty or other extended service obligations, if the U.S. government does not grant licenses in a timely manner or denies licenses to significant customers, or if we incur significant transition costs. Even if the U.S. government grants any requested licenses, the licenses may be temporary or impose burdensome conditions that we cannot or choose not to fulfill. The new requirements may benefit certain of our competitors, as the licensing process will make our pre-sale and post-sale technical support efforts more cumbersome and less certain, and encourage customers to pursue alternatives to our services.

Issues in the development and use of AI may result in reputational or competitive harm or liability.

We are beginning to build AI into our infrastructure services, and we are also providing computing power for AI available for our customers to use in solutions that they build. We are providing supporting/computing power to clients, including our strategic partners who develop AI systems. We expect this integration of AI into our offerings and our business in general to grow. AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms or training methodologies may be flawed. Datasets may be overbroad, insufficient, or contain biased information. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Ineffective or inadequate AI development or deployment practices by our Company or others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers, or society, or result in our products and services not working as intended. Human review of certain outputs may be required. As a result of these and other challenges associated with innovative technologies, our implementation of AI systems could subject us to competitive harm, regulatory action, legal liability, including under new proposed legislation regulating AI in jurisdictions, new applications of existing data protection, privacy, intellectual property, and other laws, and brand or reputational harm. Some AI scenarios present ethical issues or may have broad impacts on society. If we provide supporting/computing AI services that have unintended consequences, unintended usage or customization by our customers and partners, or are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and consolidated financial statements.

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

Existing and increasing legal and regulatory requirements could adversely affect our results of operations.

We are subject to a wide range of laws, regulations, and legal requirements in the U.S. and globally, including those that may apply to our products and online services offerings, and those that impose requirements related to user privacy, telecommunications, data storage and protection, advertising, and online content. Laws in several jurisdictions, including EU Member State laws under the European Electronic Communications Code, increasingly define certain of our services as regulated telecommunications services. This trend may continue and will result in these offerings being subjected to additional data protection, security, law enforcement surveillance, and other obligations. Regulators and private litigants may assert that our collection, use, and management of customer data and other information is inconsistent with their laws and regulations, including laws that apply to the tracking of users via technology such as cookies. New environmental, social, and governance laws and regulations are expanding mandatory disclosure, reporting, and diligence requirements. Legislative or regulatory action relating to cybersecurity requirements may increase the costs to develop, implement, or secure our products and services. Compliance with evolving digital accessibility laws and standards will require engineering and is important to our efforts to empower all people and organizations to achieve more. Legislative and regulatory action is emerging in the areas of AI and content moderation, which could increase costs or restrict opportunity. For example, in the EU, an AI Act is being considered, and may entail increased costs or decreased opportunities for the operation of our AI services in the European market.

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

This reporting requirement took effect on January 1, 2023, and the implementation of these requirements is ongoing. The Company is closely monitoring the situation and waiting for more issuance of updated guidance from government agencies. Disclosing the identity of our bitcoin mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire digital assets market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our company.

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

To the extent that our activities cause us to be deemed a money service business (MSB) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. The Digital Asset Anti-Money Laundering Act of 2022 (DAAMLA) was introduced on December 14, 2022 in the Senate. The bill would authorize FinCEN to designate digital asset wallet providers, miners, validators, and other select network participants as MSBs. This designation would require these parties to register with FinCEN and would extend to these parties’ anti-money laundering (AML) responsibilities under the BSA.

To the extent that our activities cause us to be deemed an MSB and/or a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we operate (currently, Texas, Kentucky and New York), we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of AML programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment in our securities in a materially adverse manner. Furthermore, the Company and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to leave a particular state or the United States completely. Any such action would be expected to materially adversely affect our operations.

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

While there has been limited precedent set for the financial accounting of digital assets and related revenue recognition, on December 13, 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets. Under this new guidance, entities are required to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. Besides ASU 2023-08 issued, there has been little official guidance provided by the FASB, the Public Company Accounting Oversight Board (PCAOB) or the SEC, it is unclear how companies may in the future be required to account for bitcoin and other digital assets transactions and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any digital assets we hold or expects to acquire for our own account and harm investors.

Risks Related to Previously Operating in China

We may be subject to fines and penalties for operating in China without registration.

Prior to the commencement of the Company’s bitcoin mining business, and before the involvement of any of the Company’s current directors, officers or employees, Golden Bull Limited formerly operated a peer-to-peer lending business in the PRC, as discussed below. Additionally, from February 2020 to June 2021, the Company operated its bitcoin mining business in the PRC, but completed the migration of all of its bitcoin mining operations out of China by September 2021.

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

Also, based on the Negative List for Market Access (2022 Edition), “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December. 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to various types of enterprises inside China.” “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” Additionally, the NDRC released on December 30, 2021 its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added “virtual currency mining activities” to the eliminated category of “1. outdated production processing and equipment under the original Catalog.” Therefore, foreign investment enterprises are prohibited from virtual currency activities and our bitcoin mining business are banned in China as well. There can be no assurance that our prior mining activities in China will not be subject to fines and penalties on a retroactive basis.

We may be subject measures from the Cyberspace Administration of China concerning the collection of data and required to obtain clearance from the CAC.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong because of the positions taken by authorities in mainland China and Hong Kong. The PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. While the audit report of Audit Alliance LLP included in this report was prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future. The market prices of our Ordinary Shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA Act and other similar rules and regulations.

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

Pursuant to Article 18 of the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), the laws in force in the Hong Kong Special Administrative Region shall be the Basic Law, the laws previously in force in Hong Kong as provided for in Article 8 of this Law, and the laws enacted by the legislature of the Region. National laws shall not be applied in the Hong Kong Special Administrative Region except for those listed in Annex III to the Basic Law. The laws listed therein shall be applied locally by way of promulgation or legislation by the Region. Also, regarding the Annex III and several Instruments of the Basic Law, National Laws, which have applied in Hong Kong until now are as following:

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

Other factors that could cause volatility in the market price of our Ordinary Shares include, but are not limited to:

●	actual or anticipated fluctuations in our financial condition and operating results or those of companies perceived to be similar to us;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	commercial success and market acceptance of blockchain and bitcoin and other digital assets;

●	actions by our competitors, such as new business initiatives, acquisitions and divestitures;

●	strategic transactions undertaken by us;

●	additions or departures of key personnel;

●	prevailing economic conditions;

●	disputes concerning our intellectual property or other proprietary rights;

●	sales of our Ordinary Shares by our officers, directors or significant shareholders;

●	other actions taken by our shareholders;

●	future sales or issuances of equity or debt securities by us;

●	business disruptions caused by earthquakes, tornadoes or other natural disasters;

●	issuance of new or changed securities analysts’ reports or recommendations regarding us;

●	legal proceedings involving our company, our industry or both;

●	changes in market valuations of companies similar to ours;

●	the prospects of the industry in which we operate;

●	speculation or reports by the press or investment community with respect to us or our industry in general;

●	the level of short interest in our shares; and

●	other risks, uncertainties and factors described in our Annual Report for the year ended December 31, 2023 on Form 20-F.

In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of issuers. These broad market fluctuations may negatively impact the price or liquidity of our Ordinary Shares. When the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer, and we have been impacted in that way. See the risk factor below titled “We defended and settled a securities class action litigation which resulted in significant costs for the Company.” The pending lawsuit has required significant management time and attention, resulting in significant legal expenses and potential damages.

Our Chief Financial Officer and Chairman currently have voting power to control all significant corporate actions.

Erke Huang, our Chief Financial Officer and a director, and Zhaohui Deng, our Chairman of the Board, collectively beneficially own 1,000,000 preferred shares, each having fifty (50) votes, which equals approximately 42% of the voting power of our 118,122,690 outstanding Ordinary Shares as of March 1, 2024 or approximately 30% of all votes cast on an as-converted basis. The Board authorized the exchange by Messrs. Huang and Deng of 1,000,000 Ordinary Shares for an equivalent number of preferred shares, in the form of a poison pill, to enable them to carry out the Company’s business plan without the threat of a hostile takeover. Nevertheless, as a result of their shareholdings, Mr. Huang and Mr. Deng may be able to control the vote over decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors, and other significant corporate actions. They may take action that is not in the best interests of our other shareholders. This concentration of voting power may discourage or delay our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of the sale of our Company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

We have never declared or paid any cash dividends with respect to our Ordinary Shares and do not intend to pay any cash dividends in the foreseeable future. The Preference Shares held by our Chairman of the Board and Chief Financial Officer provide for an eight (8%) percent ($800,000) annual dividend when and if declared by the Board. On February 7, 2023 and again on December 8, 2023, the Board of Directors declared eight (8%) percent dividends on the preference shares to Geney Development Ltd., an entity beneficially owned by the Company’s Chairman and Chief Financial Officer. We currently plan to retain any future earnings to cover operating costs and otherwise fund the growth of our business. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our Ordinary Shares as a dividend. As a result, capital appreciation, if any, of our Ordinary Shares will be the sole source of gain for the foreseeable future. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which a shareholder purchased such shareholder’s shares.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Act (Revised) of the Cayman Islands and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories, such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws. It may be difficult for a shareholder to enforce against us judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

We are currently a foreign private issuer within the meaning of the rules under the Exchange Act through December 31, 2023. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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

We incur significant costs as a result of being a public company and will continue to do so in the future, particularly as we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We have been an “emerging growth company,” as set forth above, and remained an emerging growth company until December 31, 2023, which was the earlier of (1) the last day of the fiscal year (a) ending December 31, 2023, or (b) in which we have a total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. Because, since January 1, 2024, we are no longer an emerging growth company, we may incur additional costs which could have a material adverse effect on our financial condition.

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

Whether we are a PFIC for 2023 or any future taxable year is uncertain because, among other things, the treatment of digital asset such as bitcoin for purposes of the PFIC rules is unclear. We express no opinion with respect to our PFIC status and also express no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. shareholders contemplating an investment in the Ordinary Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Bit Digital, Inc. (“BTBT” or the “Company”), a Cayman Islands exempted company (formerly known as Golden Bull Limited) is a holding company incorporated on February 17, 2017. The Company engages in the digital asset mining business, ETH staking business, and specialized cloud-infrastructure services for artificial intelligence applications through its wholly-owned subsidiaries in the United States, Canada, Hong Kong, Singapore, British Virgin Islands, and Iceland, and prior to June 21, 2021, in mainland China. Previously, before the involvement of the current management, employees and board of directors, Golden Bull Limited was primarily an online finance marketplace, or “peer-to-peer” lending company, in China that provided borrowers access to loans. On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Bureau”) announced that it was conducting an investigation of Shanghai Dianniu Internet Finance Information Service Co., Ltd., which was a variable interest entity (“VIE”) of the Company, for suspected illegal collection of public deposits. The Bureau took criminal enforcement measures against 17 suspects in the case and detained at least six of those suspects. While the Company has not been subject to any enforcement actions or investigations, nine persons, including a former director of the Company, have been found guilty of fund-raising fraud or illegally collecting public deposits by the People’s Court of Shanghai Pudong New District and were sentenced to imprisonment.

The Company commenced its mining operations in February 2020 and now has operations in the United States, Canada, and Iceland. Our bitcoin mining operations, hosted by third party suppliers, use specialized computers, known as miners, to generate bitcoins, a digital asset. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. These bitcoin awards are subject to “halving,” whereby the bitcoin award per block is reduced by half in order to control the supply of bitcoins on the market. When bitcoin was first launched in 2009, miners were awarded 50 bitcoins if they first solved a new block; this award was halved to 25 bitcoin per new block in 2012, and halved again in 2016 to 12.5 bitcoin per new block. In May 2020, the then prevailing reward of 12.5 bitcoin per new block was halved to 6.25 bitcoin. This reward rate is expected to next halve in April 2024 to 3.125 bitcoin per new block and will continue to halve at approximately four-year intervals until all potential 21 million bitcoin have been mined. Miners with a greater hash rate generally have a higher chance of solving a block and receiving a bitcoin award.

After a third halving of bitcoins in May 2020, our mining strategy was to mine bitcoins as fast and as many as possible given there are less bitcoins and a lower efficiency of mining. We completed our miner fleet’s exit from China during the third quarter of 2021 and as of November 17, 2021, 100% of our miner fleet had arrived in North America. On June 9, 2022, the Company signed a hash rate swap agreement with Riot Platform, Inc. (f/k/a Riot Blockchain, Inc., hereinafter “Riot”), and concurrently signed a new hosting agreement with Coinmint LLC (“Coinmint”). Under the hash rate swap agreement, the Company received an approximate aggregate of 0.625 Exahash (“EH/s”) of hash rate from Riot, in exchange for 0.500 EH/s, delivered by the Company to Riot, representing a 25% premium to the hash rate delivered. This premium was primarily designed to reflect the fact that Riot received miners from the Company that were “factory new,” whereas Riot delivered miners that had previously been in operation. Bit Digital delivered S19j Pro miners to Riot in exchange for S19 Pro miners. According to the manufacturer Bitmain, S19j Pro miners achieve approximately 104 TH/s (+3%) and have a power consumption of 3068W (+5%) and power efficiency of 29.5 J/TH (+5%) while S19 Pro miners achieve approximately 110 TH/s (+3%) and have a power consumption of 3250 W(+5%) and power efficiency of 29.5 J/TH (+5%). Thus, the miners received from Riot have the same power efficiency and a slightly higher power consumption, but were expected to have experienced some degree of economic depreciation as a result of having previously been placed into service. The first tranche of the swap was delivered to the Company on June 17, 2022, and the final tranche was delivered on July 1, 2022. As of July 2, 2022, all of the Company’s newly-acquired miners were actively deployed at the Coinmint facility.

As previously announced on May 19, 2022, the Company faced interruptions at certain hosting partners’ sites. We signed a new hosting agreement with Coinmint, as described above, for approximately 20 MW of primarily carbon-free power, more than enough to offset the effect of the interruptions. Coinmint has fulfilled all of this capacity in 2022.

We believe there is currently an excess supply of both used and new miners in the market. Historically, when the market for miners has been tighter, we have utilized the spot market for miner acquisitions which can result in delivery within a few weeks. If the supply for miners should tighten significantly, we may not be able to acquire the desired number of miners in a timely manner. However, management will only seek to deploy its miners if the economics present an acceptable return to us. In view of the long delivery time to purchase new miners from miner suppliers like Bitmain and MicroBT, as described below, we initially chose to acquire second-hand miners which can be delivered in only a few weeks.

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

As of December 31, 2022, the Company owned 37,676 bitcoin miners and 730 Ethereum miners, with an estimated maximum total hash rate of 2.6 EH/s and 0.3 TH/s, respectively. The reduction of hash rate compared to the beginning of 2021 was due to the aforementioned fleet repositioning from China, in which the Company sold or disposed of certain models (partially offset by purchases). For the year ended December 31, 2022, we received 1,247.5 bitcoins and 294.3 ETHs from one bitcoin mining pool operator one ETH mining pool operator. We managed to modestly increase bitcoin production on a sequential basis despite previous announced interruptions in our hosting partners’ operations.

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

As of December 31, 2023, the Company had 46,548 bitcoin miners owned or operating (in Iceland), with a total maximum total hash rate of 3.9 EH/s. The increase of hash rate compared to the end of 2022 was due to the increase in fleet of bitcoin miners. For the year ended December 31, 2023, we received 1,507.3 bitcoins one bitcoin mining pool operator. The increase in bitcoin production compared to 2022 was due to the increase in miners deployed.

Approximately 93% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of December 31, 2023, based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

While the Company remains bullish on bitcoin, and supporting the bitcoin blockchain, it also expects to derive revenue from the Ethereum network which powers a smart contract platform, that is the second biggest blockchain by market capitalization at $355 billion as of December 2023 per CoinMarketCap. After many years of development, in connection with the Merge (described below), the Ethereum blockchain made its transition from a proof-of-work (PoW) consensus mechanism, like the bitcoin network, to a proof-of-stake (PoS) model. A proof-of-stake system generally does not expend as much energy to verify transactions as does the bitcoin blockchain. Instead, a participant’s digital assets are deposited in a specific smart contract, which enters them in a lottery. Each time an exchange occurs, a participant is selected from the lottery to verify the transaction and win the reward. The transition to a PoS blockchain occurred on September 15, 2022, when the Ethereum Mainnet merged with the PoS Beacon Chain, a system upgrade that is referred to as the “Merge.” Notwithstanding the fact that a not-for-profit called The Ethereum Foundation helps supervise the blockchain, Ethereum is run by a decentralized group of engineers across the world.

As of December 31, 2023, we had 15,108.0 ETH with a fair market value of approximately $34.5 million. A total of 12,752 ETH were actively staked as of December 31, 2023 using either native staking or liquid staking protocols.

For the year ended December 31, 2023, we recognized a net loss of $13.9 million, comprised of primarily a $6.6 million impairment of digital assets as a result of the decline in value of bitcoin and ETH. We ended the year 2023 with $16.9 million in cash and cash equivalents, over $56.3 million in working capital, zero debt, and no outstanding obligations under any miner purchase agreements. This provides us ample flexibility to continue deploying miners and canvas the market for opportunistic purchases at potentially distressed pricing.

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

On January 11, 2021, the Company entered into a Purchase Agreement, as amended and restated on July 30, 2021, with Ionic whereby we have the right, but not the obligation, to sell to Ionic, and Ionic is obligated to purchase up to in the aggregate $80,000,000 worth of Ordinary Shares. Sales of Ordinary Shares by the Company, if any, will be subject to certain limitations, and may occur from time, at the Company’s sole discretion, over the 36-month period commencing on May 20, 2021 (the “Commencement Date”). Since May 20, 2021, we drew down an aggregate of $80 million under the Ionics Purchase Agreement and; raised $80 million of gross proceeds in our September 2021 private placement. In 2022, the Company raised gross proceeds of approximately $22 million from the Ionics Purchase Agreement. In 2023, the Company raised gross proceeds of approximately $22 million from the Ionics Purchase Agreement.

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

On May 4, 2022, the SEC declared effective the Company’s Shelf Registration Statement on Form F-3. Under the registration statement, the Company may offer and sell equity securities from time to time in one or more offerings at the market (ATM) at prices and on terms which the Company will then determine for an initial aggregate offering price of $500,000,000. In 2022, no securities were sold under such registration statement. In 2023, the Company sold 14,744,026 shares of common stock for an aggregate purchase price of $45.3 million net of offering costs pursuant to this at-the-market offering.

On April 17, 2023, Bit Digital Investment Management Limited (“BT IM”) was established as the investment manager to oversee Bit Digital Innovation Master Fund SPC Limited (“BT SPC”), a segregated portfolio company which was incorporated in May 2023. Both entities are 100% owned by Bit Digital Strategies Limited.

On October 19, 2023 and August 17, 2023, Bit Digital AI, Inc. (“BT AI”) and Bit Digital Iceland ehf (“BT Iceland”) were incorporated to support the Company’s artificial intelligence (“AI”) workstreams. Bit Digital Iceland ehf is 100% owned by Bit Digital AI, Inc. which is 100% owned by Bit Digital, Inc.

Bit Digital has operations in North America, Hong Kong, Singapore, and Iceland. The Company has no subsidiary or VIE legal entities in mainland China, with a portion of non-mining assets and personnel located in Hong Kong. Four of five members of the Board of Directors are nationals or residents of jurisdictions, other than the United States.

As of the report date, the Company is a Cayman entity with two Hong Kong subsidiaries, two U.S. subsidiaries, one Canadian subsidiary, one Singapore subsidiary, two British Virgin Islands subsidiaries, and one Iceland subsidiary.

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

Corporate Information

Our principal executive offices are located at 33 Irving Place, New York, New York 10003. Our telephone number at this address is +1 (212) 463-5121. Our office in Hong Kong is located at Room 3603, Tower 2 Metro Plaza, Hong Kong, China. Our registered office in the Cayman Islands is located at Corporate Filing Services Ltd., 3rd Floor, Harbour Centre, 103 South Church Street, George Town, Grand Cayman, KY 1-1002, Cayman Islands. Our office in Singapore is located at 21 Floor, 88 Market Street, Capital Spring, S048948. Our office in Iceland is located at Skogarhlid 12, 105 Reykjavik, Iceland. Our agent for service of process in the United States is Corporation Service Company, 19 West 44th Street, Suite 201, New York, NY 10036. The Company’s legal advisers are as follows: in the PRC: Tian Yuan Law Firm, Suite 509, Tower A, Corporate Square, 35 Financial Street, Xicheng District, Beijing, 100032 China; in the Cayman Islands: Ogier (Cayman) LLP, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009; and in the United States: Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, New York 10158. Our Auditors are: Audit Alliance, LLP, 10 Anson Road, #20-16 International Plaza, Singapore 079903, see “Experts.” Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

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

Capital Expenditures

For the years ended December 31, 2023, 2022, 2021, we incurred capital expenditures of approximately $66.7 million, $19.3 million, and $46.8 million, respectively for purchases of property and equipment for our operations in cash. These capital expenditures were financed by cash provided by operating and financing activities.

In addition, for the years ended December 31, 2023, 2022, and 2021, we expended $12.2 million, $2.4 million and $22.0 million, respectively, in USDC and/or USDT for purchases of bitcoin miners for our bitcoin mining business.

Digital Asset Mining

Bitcoin mining operations

In view of the widespread adoption of blockchain technology and bitcoin worldwide, the Company determined to enter the bitcoin mining industry, which is focused on the production of bitcoin. We commenced investigation of the business in August 2019 and found that bitcoin mining is believed to be profitable and our business plan is viable. In On October 18, 2019, Mr. Erke Huang joined the Company as Chief Financial Officer and as a Director on October 29, 2019. On March 31, 2021, Bryan Bullett and Sam Tabar joined the Company as Chief Executive Officer (“CEO”) and Chief Strategy Officer (“CSO”), respectively, until March 31, 2023. The Company contemporaneously established its worldwide headquarters office in New York City. Mr. Bullett resigned his employment with the Company as CEO effective March 31, 2023 and became a non-executive senior advisor of the Company. Mr. Tabar succeeded Mr. Bullett as CEO effective March 31, 2023.

Today, we are a sustainability-focused generator of digital assets with large-scale, global mining operations in North America and Iceland. On June 24, 2021, the Company signed the Crypto-Climate Agreement, a private sector-led initiative to decarbonize the crypto and blockchain sector. On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

The Company operates, through its partnerships with third party hosting firms, for the purpose of mining bitcoin. Our facilities and mining platform are operating with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

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

We operate our mining assets with the primary intent of accumulating digital assets which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs, exchange for other digital assets. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of historically long delivery lead times to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), and other considerations, we may choose to acquire miners on the spot market, which can typically result in delivery within a few weeks.

We currently have mining operations in United States, Canada, and Iceland. We have signed service agreements with third-party hosting partners in North America and Iceland. These partners operate specialized mining data centers, where they install and operate the miners and provide IT consulting, maintenance, and repair work on site for us. Our mining facilities in New York are maintained by Coinmint LLC (“Coinmint”) and Digihost Technologies Inc. (“Digihost”). Our mining facility in Texas is maintained by Dory Creek, LLC, a subsidiary of Bitdeer Technologies Group (“Bitdeer”). Our mining facility in Kentucky is maintained by Soluna Computing, Inc (“Soluna”). Our mining facility in Canada is maintained by Blockbreakers Inc. (“Blockbreakers”). Our mining facility in Iceland is maintained by GreenBlocks ehf, an Icelandic private limited company (“GreenBlocks”). We’ve relocated some miners from our Texas and Nebraska facilities, once under Compute North LLC’s maintenance before a third-party takeover preceding their 2022 bankruptcy to facilities operated by Coinmint in New York. We have relocated those miners from our Georgia mining facility, previously maintained by Core Scientific, Inc to one of Coinmint’s facilities. We have relocated those miners from Blockfusion USA, Inc. (“Blockfusion”) facilities to Digihost, Bitdeer and Soluna after our service agreement with Blockfusion ended in September 2023. From time to time, the Company may change partnerships with hosting facilities to recalibrate its Bitcoin mining operations. These terminations are strategic, targeting reduced operational costs, enhanced energy efficiency for a smaller carbon footprint, increased flexibility in operational control, and minimized geopolitical risks. While a short-term decrease in mining output might occur, we expect these changes to yield long-term operational improvements.

Miner Fleet Update

As of December 31, 2022, we had 37,676 miners for bitcoin mining and 730 ETH miners, with a total maximum hash rate of 2.6 EH/S and 0.3 TH/s, respectively.

On April 28, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 3,600 S19 miners. As of the date of this report, the miners have been delivered.

On May 12, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 2,200 S19J Pro+ miners. As of the date of this report, the miners have been delivered.

On June 21, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 1,100 S19 Pro+ miners. As of the date of this report, the miners have been delivered.

On October 23, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 3,630 S19K Pro miners. As of the date of this report, the miners have been delivered.

On November 10, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 370 S19K Pro miners. As of the date of this report, the miners have been delivered.

For the year ended December 31, 2023, the Company wrote off 5,328 bitcoin miners and 730 ETH miners.

As of December 31, 2023, we had 46,548 miners owned or operating (in Iceland) for bitcoin mining with a total maximum hash rate of 3.9 EH/S.

Digital Asset Production

From the inception of our bitcoin mining business in February 2020 to December 31, 2023, we earned an aggregate of 6,330.2 bitcoins.

The following table presents our bitcoin mining activities for the year ended December 31, 2023.

	Number of bitcoins	Amount (1)

Balance at December 31, 2022	946.4	$15,796,147
Receipt of BTC from mining services	1,507.3	44,240,418
Exchange of BTC into ETH	(630.8)	(11,756,006)
Sales of and payments made in BTC	(1,185.0)	(24,082,611)
Receipt of BTC from other income	4.5	140,724
Impairment of BTC	-	(4,519,692)
Balance at December 31, 2023	642.4	$19,818,980

(1)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price obtained from CoinMarketCap, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Due to the volatile price of bitcoin and ETH and the uncertainty of the number of digital assets mined, it is very difficult for the Company to perform and rely on a breakeven analysis. However, the Company monitors the direct costs related to our mining business. We have disclosed the direct costs related to the production of digital assets, cost of revenues, in our quarterly financial statements. Cost of revenues is primarily comprised of direct production cost of the mining operations, including utilities and other service charges, and excludes general and administrative expenses and other indirect and overhead costs. Below is the cost of revenues per bitcoin/ETH in fiscal years 2021, 2022 and 2023.

Below is the cost of revenue per bitcoin/ETH in fiscal years 2021, 2022 and in 2023:

Year	Bitcoin	ETH
2021	$14,884		N/A
2022	$15,996		$1,428
2023	$19,610	$	N/A

Performance Metrics of Bitcoin

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

The Company measures our mining performance and competitive position based on the overall hash rate being produced in our mining sites. The mining hardware we currently operate are on the cutting edge of available mining equipment; however, advances and improvements to the technology are ongoing and may be available in quantities to the market in the future which may affect our perceived position.

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

Mining Pools

A “mining pool” is the pooling of resources by miners, who share their processing power over a network and split rewards according to the amount of work they contributed to the probability of placing a block on the blockchain. Mining pools emerged in response to the growing difficulty and available hashing power that compete to place a block on the bitcoin blockchain. Mining pools are subject to various risks such as disruption and down time. Bit Digital has internally created software that monitors its hashing performance and reward rates to monitor credits for our contributed hashing power. In the event that a pool experiences down time or is not yielding returns, our results may be impacted.

Our former pool operators didn’t charge mining pool fees. As of the date of this report, the Company participates in the Foundry USA Mining Pool (“Foundry”) solely for mining digital asset pursuant to the Foundry USA Pool Service Agreement between the Company and Foundry (the “Pool Service Agreement”). Foundry provides the Company with digital currency mining pool and ancillary services and products. Foundry is a mining pool structured to provide transparency and stable payments to contributing miners. The Company contributes its processing power to Foundry and receives a fractional share of the pool’s total mining rewards that is based on its proportionate share of computational power contributed towards solving the aggregate block rewards. Foundry receives both the block reward and the transaction fees when successfully adding a block to the blockchain. Thus, the consideration received by the Company is variable. Likewise, the number of digital assets mined by pool participants is variable. The monthly service, power costs and profit-sharing charge are not used in determining the variable consideration. Prior to April 19, 2023, in consideration of the Company being an early strategic customer of Foundry and in view of competition, Foundry had not charged the Company with a fee for its services. Beginning April 19, 2023, Foundry applies a 0.27% fee on the total Bitcoin (BTC) earnings of the Company, referred to as the “Pool Fee.” Foundry calculates and deducts the Pool Fee from the total BTC earned and deposits the remaining net amount into our wallet. Pursuant to the Pool Service Agreement, Foundry will reimburse digital assets or U.S. Dollars, at its sole discretion, in the event of a disruption in service which is caused by their fault. A service agreement is in full force and effect while the Company’s usage rights to the pool are in effect. The average and median number of bitcoins we received per month from Foundry is 125.6 and 124.8, respectively, from January to December 2023. The range of number of bitcoins received per month from Foundry is 86.1 to 169.5 for the same period. Foundry does not currently provide wallet or custodial services to the Company. Currently, digital asset rewards are deposited to our custodian wallet addresses by Foundry on a daily basis. The risk of loss or theft of digital assets when Foundry transfers digital assets in a custodian wallet is no different than any other transfer from one wallet to another.

Hosting Agreements

In order to achieve lower utility costs, our mining facilities are maintained by third-party hosting service providers. Our hosts generally install our miners, and provide IT consulting, maintenance and repair work on site for us.

Blockbreakers

The Company’s subsidiary, Bit Digital Canada, Inc., entered into a Mining Services Agreement effective September 1, 2022, for Blockbreakers, Inc. to provide five (5) MW of incremental hosting capacity at its facility in Canada. The facility utilizes an energy source that is primarily hydroelectric.

On May 8, 2023, the Company entered into a Master Mining Services Agreement with Blockbreakers, pursuant to which Blockbreakers, Inc. agreed to provide the Company with four (4) MW of additional mining capacity at its hosting facility in Canada. The agreement is for two (2) years automatically renewable for additional one (1) year terms unless either party gives at least sixty (60) days’ advance written notice. The performance fee is 15% of profit. Additionally, Bit Digital has secured a side letter agreement with Blockbreakers, granting the Company the right of first refusal for any future mining hosting services offered by Blockbreakers in Canada. This new agreement brings the Company’s total contracted hosting capacity with Blockbreakers to approximately 9 MW. As of December 31, 2023, Blockbreakers provided approximately 5.4 MW of capacity for our miners at their facility.

Coinmint

On June 7, 2022, we entered into a Master Mining Services Agreement (the “MMSA”) with Coinmint LLC, pursuant to which Coinmint will provide the required mining colocation services for a one-year period automatically renewing for three-month periods unless earlier terminated. The Company will pay Coinmint electricity costs, plus operating costs required to operate the Company’s mining equipment, as well as a performance fee equal to 27.5% of profit, subject to a ten percent (10%) reduction if Coinmint fails to provide uptime of ninety-eight (98%) percent or better for any period. We are not privy to the emissions rate at the Coinmint facility or at any other hosting facility. However, the Coinmint facility operates in an upstate New York region that reportedly utilizes power that is 99% emissions-free, as determined based on the 2023 Load & Capacity Data Report published by the New York Independent System Operator, Inc. (“NYISO”).

On April 5, 2023, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Plattsburgh, New York. The agreement is for two (2) years automatically renewable for three (3) months unless not renewed by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement range from 30% to 33% of profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 30 MW at this facility.

On April 27, 2023, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Massena, New York. The agreement is for one (1) year automatically renewable for three (3) months unless not renewed by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement are 33% of profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 40 MW.

On January 26, 2024, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to six (6) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Massena, New York. The agreement is for one (1) year automatically renewable for three (3) months unless not renewed by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement are 28% of profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 46 MW. As of December 31, 2023, Coinmint provided approximately 40.0 MW of capacity for our miners at their facilities.

Digihost

In June 2021, we entered into a strategic co-mining agreement with Digihost Technologies in North America. Pursuant to the terms of the agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of a 20 MW bitcoin mining system to be delivered by Bit Digital. Digihost provides services to maintain the premises for a term of two years. Digihost shall also be entitled to 20% of the profit generated by the miners.

In April 2023, we renewed the co-mining agreement with Digihost, previously executed in June 2021. Pursuant to the terms of the new agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of an up to 20 MW bitcoin mining system to be delivered by Bit Digital. Digihost also provides services to maintain the premises for a term of two years, automatically renewing for a period of one (1) year. Digihost shall also be entitled to 30% of the profit generated by the miners. As of December 31, 2023, Digihost provided approximately 6.0 MW of capacity for our miners at their facility.

GreenBlocks

On May 9, 2023 (“Effective Date”), the Company entered into a Term Loan Facility and Security Agreement (“Loan Agreement”) with GreenBlocks. Pursuant to the Loan Agreement, GreenBlocks has requested the Company to extend one or more loans (“advances”) under a senior secured term loan facility in an aggregate outstanding principal amount not to exceed $5 million. The interest rate of the Loan Agreement is 0% and advances are to be repaid on the maturity date, which is the thirty-nine-month anniversary of the Effective Date. GreenBlocks will exclusively use the advances to buy miners that will be operated for the benefit of the Company at a facility in Iceland, with an overall capacity of 8.25 MW. To secure the prompt payment of advances, the Company has been granted a continuing first priority lien and security interest in all of GreenBlocks’s rights, title and interest to the financed miners. The miners are the sole property of GreenBlocks, of which they are responsible for the purchase, installation, operation, and maintenance.

On May 9, 2023, the Company entered into a Computation Capacity Services Agreement (“Agreement”) with GreenBlocks. Pursuant to the Agreement, GreenBlocks will provide computational capacity services and other necessary ancillary services, such as operation, management, and maintenance, at the facility in Iceland for a term of two (2) years. GreenBlocks will own and operate the miners financed through the Loan Agreement for the purpose of providing Computational Capacity of up to 8.25 MW. The Company will pay power costs of five cents ($0.05) per kilowatt hour, a Pod fee of $22,000 per pod per month, and a depreciation fee equal to 1/36 of the facility size per month. The performance fees under this agreement are 20% of profit. The Company submitted to Greenblocks a deposit in the amount of $1,052,100, which was exclusively for the purpose of paying the landlord of the facility for hosting space.

On June 1, 2023, the Company and GreenBlocks entered the Omnibus Amendment to Loan Documents and Other Agreements (“Omnibus Amendment”). This amendment revised both the Loan Agreement and the Computation Capacity Services Agreement previously entered on May 9, 2023. While the core terms remained consistent, notable modifications pertained to the facility size and contracted capacity. Specifically, the facility size was increased from $5 million to $6.7 million. Moreover, GreenBlocks agreed to expand the computation capacity to approximately 10.7 MW. Advances of $6.4 million have been financed by the Company to GreenBlocks. As of December 31, 2023, GreenBlocks provided approximately 10.6 MW of capacity for our miners at their facility.

Soluna

In October 2023, we entered into a strategic co-location agreement with Soluna Computing, Inc. (“Soluna”) for a term of one year automatically renewing on a month-to-month basis unless terminated by either party. Pursuant to the terms of the agreement, Soluna provides certain required mining colocation services to Bit Digital for the purpose of the operation and storage of an up to 4.4 MW bitcoin mining system to be delivered by Bit Digital. Soluna shall also be entitled to 42.5% of the net profit generated by the miners. As of December 31, 2023, Soluna provided approximately 4.3 MW of capacity for our miners at their facility.

Bitdeer

In November 2023, we entered into a hosting services agreement with Dory Creek, LLC, a subsidiary of Bitdeer Technologies Group (“Bitdeer”), for a term of one year automatically renewing on an annual basis unless terminated by either party by giving a 30-day prior notice to the other Party in writing. Pursuant to the terms of the agreement, Bitdeer provides maintenance and operation services to Bit Digital to support 17.5 MW of capacity. Bitdeer shall also be entitled to 30% of the net profit generated by the miners. Bit Digital shall have the first right, but not obligation, to accept services for any extra capacity under the terms of this Agreement. As of December 31, 2023, Bitdeer provided approximately 13.9 MW of capacity for our miners at their facility.

Blockfusion

In May 2022, our hosting partner Blockfusion advised us that the substation at its Niagara Falls, NY facility was damaged by an explosion and fire, and power was cut off to approximately 2,515 of the Company’s bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company have entered into a common interest agreement to jointly pursue any claims evolving from the explosion and fire. Prior to the incident, our facility with Blockfusion in Niagara Falls, provided approximately 9.4 MW to power our miners. Power was restored to the facility in September 2022. However, we received a notice dated October 4, 2022, from the City of Niagara Falls, which ordered the cease and desist from any cryptocurrency mining or related operations at the facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning Ordinance (the “Ordinance”), in addition to all other City ordinances and codes. Blockfusion has advised us that the Ordinance came into practical effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it has submitted applications for new permits based on the Ordinance’s new standards and that the permits may take several months to process. Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.” On October 5, 2022, Bit Digital further advised Blockfusion that it expects it to comply with directives of the Notice. Our service agreement with Blockfusion ended in September 2023.

Competition

In digital asset mining, companies, individuals and groups generate units of digital asset through mining. Miners can range from individual enthusiasts to professional mining operators with dedicated data centers. Miners may organize themselves in mining pools. The Company compete may in the future compete with other companies that focus all or a portion of their activities on owning or operating digital asset exchanges, developing programming for the blockchain, and mining activities. At present, information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.

Our competitors in bitcoin mining include Riot Blockchain, Inc., Marathon Digital Holdings, Greenidge Generation Holdings Inc., ArgoBlockchain PLC, Digihost Technology Inc., Hive Digital Technologies Ltd., Hut 8 Corp., Bitcoin Investment Trust, Blockchain Industries, Inc., Bitfarms Technologies Ltd., DMG Blockchain Solutions Inc., HashChain Technology, Inc., MGT Capital Investments, Inc., Ault Global Holdings, Inc., Layer1 Technologies, LLC., Northern Data AG, Cipher Mining Technologies Inc., and TeraWulf Inc. The bitcoin industry is a highly competitive and rapidly changing industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future. For more information regarding those risk factors known to us, see the section entitled “Risk Factors” herein.

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

Custodian Accounts

Generally, we only sell bitcoins when there is a need to fund our working capital requirements and the purchase of mining equipment. We otherwise store the balance in custody. As of December 31, 2023, we used Cactus Custody, a division of Matrixport Guard Limited (“Cactus Custody”), as our custodian (the “Custodian”) to store our digital assets. While the Custodian holds our digital assets, the ownership and operation rights are always 100% attributed to the Company. Our custody account status and assets transactions are clearly recorded, and we can log into the Custodian’s system to query and download those records at any time. The Custodian will not loan, hypothecate, pledge and/or encumber our assets without express instructions from us.

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

Digital Asset Transactions

We use Amber Group’s OTC desk for selling or exchanging bitcoins for U.S. dollars, USDC (USD Coin) or ETH (Ethereum token). Subsequent to September 30, 2021, we exited our holdings of WBTC and USDT and have no plans to hold these assets in the future. As of the date of this report, we only own bitcoin, ETH, ETH liquid staking token, and USDC. We are in the early stage of implementing treasury management alternatives to increase earnings of the bitcoins we mine and hold. In that regard, we may continue to hold Ethereum (ETH), liquid staking tokens (described below) and/or USDC (in addition to bitcoin) in order to fund the purchase of property and equipment for operations, to pay operational expenses such as hosting company fees and for working capital and other general corporate purposes, including treasury management, and in the case of ETH and/or other digital assets, to stake in connection with our Ethereum staking strategy described herein. We have temporarily taken receipt of other digital assets aside from bitcoin, ETH, liquid staking tokens and/or USDC, we do not maintain long-time positions in other types of digital assets.

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

We expect our results of operations to continue to be affected by bitcoin prices as most of our revenue, to date, is sourced from bitcoin mining production. The fluctuation in bitcoin price has affected our results of operations and financial condition. As of December 31, 2023, we held 642.4 bitcoin, with a carrying value of $19.8 million. The carrying value of our bitcoin assets as of December 31, 2023 reflects the $4.5 million of impairment charges we recorded against the carrying value of our bitcoin assets due to decrease in the fair value of our bitcoin assets after receipt. The increase in our revenue from bitcoin mining from January to December 2023 is primarily driven by increase of bitcoin production. Our bitcoin production for the months of January – December 2023 was as follows:

	USA	Iceland	Canada	Total
January	125.9	-	8.5	134.4
February	102.4	-	5.7	108.1
March	111.6	-	7.8	119.4
April	79.1	-	7.0	86.1
May	104.2	0.9	8.1	113.2
June	95.0	18.0	6.1	119.1
July	99.8	28.3	4.8	132.9
August	107.5	28.2	4.3	140.0
September	99.9	26.2	4.1	130.2
October	80.8	24.7	6.1	111.6
November	109.1	24.8	8.8	142.7
December	145.0	14.2	10.4	169.6
Total:	1260.3	165.3	81.7	1507.3

Ethereum

The Company expanded during 2022 from mining bitcoin to also validating transactions on the Ethereum blockchain. We currently only hold bitcoin, Ether (ETH), liquid staking tokens (described below) and/or USDC. Transactions on the chain are conducted in ETH. A total of 730 ETH miners we own were first purchased in December 2021 and put into operation in January 2022. We earned 294.3 ETH from mining operations for the year ended December 31, 2022. As the Merge occurred on September 15, 2022, as described below, all of our ETH miners can no longer be used to mine ETH. In the fourth quarter of 2023, the Company wrote off the ETH miners with a carrying amount of $105,571 in the consolidated financial statements for the year ended December 31, 2023.

While the Company remains bullish on bitcoin, and supporting the bitcoin blockchain, it expects to derive revenue from the Ethereum network which powers a smart contract platform, that is one of the biggest blockchain by market capitalization at $355 billion as of December 2023 per CoinMarketCap. After many years of development, in connection with the Merge, the Ethereum blockchain made its transition from a proof-of-work (PoW) consensus mechanism, like the bitcoin network, to a proof-of-stake (PoS) model. A proof-of-stake system generally does not expend as much energy to verify transactions as does the bitcoin blockchain. Instead, a participant’s digital assets are deposited in a specific smart contract, which enters them in a lottery. Each time an exchange occurs, a participant is selected from the lottery to verify the transaction and win the reward. The transition to a PoS blockchain occurred on September 15, 2022, when the Ethereum Mainnet merged with the PoS Beacon Chain, a system upgrade that is referred to as the “Merge.” Notwithstanding the fact that a not-for-profit called The Ethereum Foundation helps supervise the blockchain, Ethereum is run by a group of engineers across the world.

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

The Company has deployed ETH liquid staking tokens into Harbour, a liquid staking solution provider under the consortium of Blockdaemon and Stakewise. In exchange for depositing ETH into Harbour’s liquid staking protocols, the Company received sETH-h and rETH. In 2022, the Company had 8,800 ETH, 2,004 sETH-h, and 16 rETH with a combined carrying value of approximately $11.8 million. 2,164 ETH were actively staked as of that date, using either native staking or liquid staking protocols.

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

After the Ethereum’s Shanghai hard fork in April 2023, the Company reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, encouraged us to expand our collaborations with other service providers in this domain. As a result, we terminated all liquid staking activities with StakeWise in the third quarter of 2023, reclaiming all staked Ethereum along with the accumulated rewards. In the fourth quarter of 2023, the Company terminated the native staking activities and reclaimed all staked Ethereum with Blockdaemon. As of December 31,2023, we had all of our native staking activities with MarsLand.

Marsprotocol Agreement

On February 8, the Company’s wholly-owned subsidiary, Bit Digital Singapore Pte Ltd., entered into a Master Right of Use and Services Agreement with Marsprotocol Technologies Pte. Ltd (“Marsprotocol”) which provides native staking technology tools in digital assets through the staking platform.

Marsprotocol granted the Company a limited, non-exclusive, nontransferable right, without the right to grant sub-license rights, to access and use the number of nodes solely for the Company’s own business purposes. The Company shall be solely responsible for providing, monitoring, accessing, controlling, and staking its own digital assets, and Marsprotocol is separate and independent from any transactions, disputes, and legal or factual issues concerning or arising out of digital assets, including but not limited to whether the digital assets, and any transactions involving the digital assets, comply with, or violate, any applicable laws. Marsprotocol shall use commercially reasonable efforts to make the right of use available to the Company and shall provide the level of services in a manner that meets or exceeds the service levels: (1) quality assurance and testing of all included subsystems (monitoring, logging, balancing) (2) full hardware / software maintenance and servicing upgrades and deployments within 24 hours (3) individual node uptime of 99.9% (4) on-call support - 24/7 direct access to Marsprotocol via several channels (5) log collection & display - standard UI component, available for full review and audit. In the event that the actual uptime for any nodes is less than 99.9%, Marsprotocol shall provide a credit to the next billing.

The Company will pay Marsprotocol participatory rewards of 4.5% from the ETH rewards received for the nodes from 1 to 99, participatory rewards of 3.5% from the ETH rewards received for the nodes from 100 to 499 and participatory rewards of 3% from the ETH rewards received for the nodes above 500. On top of the variable participatory rewards, the Company will pay a fixed node service fee of $10 per validator node per month.

MarsLand Agreement

Starting August 2023, the Company’s wholly-owned subsidiary, Bit Digital Singapore Pte Ltd., entered into a Master Right of Use and Services Agreement with MarsLand Global Limited (“MarsLand”) which provides native staking technology tools in digital assets through the staking platform.

MarsLand granted the Company a limited, non-exclusive, nontransferable right, without the right to grant sub-license rights, to access and use the number of nodes solely for the Company’s own business purposes. The Company shall be solely responsible for providing, monitoring, accessing, controlling, and staking its own digital assets, and MarsLand is separate and independent from any transactions, disputes, and legal or factual issues concerning or arising out of digital assets, including but not limited to whether the digital assets, and any transactions involving the digital assets, comply with, or violate, any applicable laws. MarsLand shall use commercially reasonable efforts to make the right of use available to the Company and shall provide the level of services in a manner that meets or exceeds the service levels: (1) quality assurance and testing of all included subsystems (monitoring, logging, balancing) (2) full hardware / software maintenance and servicing upgrades and deployments within 24 hours (3) individual node uptime of 99.9% (4) on-call support - 24/7 direct access to MarsLand via several channels (5) log collection & display - standard UI component, available for full review and audit. In the event that the actual uptime for any nodes is less than 99.9%, MarsLand shall provide a credit to the next billing.

The Company will pay MarsLand participatory rewards of 4.5% from the ETH rewards received for the nodes from 1 to 99, participatory rewards of 3.5% from the ETH rewards received for the nodes from 100 to 499 and participatory rewards of 3% from the ETH rewards received for the nodes above 500. On top of the variable participatory rewards, the Company will pay a fixed node service fee of $10 per validator node per month.

The Company has deployed a total of 12,352 ETH into MarsLand as of December 31, 2023.

Figment Agreement

On January 11, 2024, the Company’s wholly-owned subsidiary, Bit Digital Singapore Pte Ltd., entered into a staking agreement with Figment Inc. (“Figment”), an Ontario corporation which provides comprehensive staking solutions.

Figment will provide services of: (1) exercise validation rights in a manner reasonably intended to generate Rewards (2) provision and operate validator nodes and (3) provide reports to the Company showing the calculation of any rewards payable by the Supported Blockchains to the Company in connection with the exercise by Figment of validation rights. Figment will perform the services in a commercially reasonable manner using industry appropriate technology, skill, and care at levels in accordance with industry standards. The Company may request access to the Figment APIs, and Figment may, in its sole discretion, make the Figment APIs available to the Company.

The Company may stake and/or unstake tokens at any time in its sole discretion, subject to, respectively, bonding and unbonding periods imposed by the supported blockchains. During any such bonding or unbonding period, tokens and rewards may be unavailable to the Company and subject to other restrictions imposed by the supported blockchains. Accordingly, Figment will not be obligated to perform the services with respect to those tokens. Figment may, in its sole discretion, discontinue operating validator nodes for any supported blockchain at any time upon reasonable prior written notice to the Company. If Figment undergoes a discontinuance, the Company should unstake its tokens in a timely manner. Upon the Company’s written request, Figment will provide one or more pre-signed exit transactions to enable the validator nodes operated by Figment with respect to the Company’s staked ETH to exit the active set of validator nodes operating on the Ethereum network, if applicable. The Company acknowledges and agrees that: (a) once the pre-signed exit transactions are broadcast to the Ethereum network, the relevant validator nodes will exit the active set and Figment will be unable to continue performing the Services with respect to the exiting validator nodes (together, an “Exit”); and (b) Exits are permanent and irreversible.

The performance of the services by Figment is intended to result in the direct transfer of rewards by the supported blockchains on-chain in either of the following ways: (1) to the Company at the wallet address designated by the Company, and to Figment in the amount of the Service Fee at the wallet address designated by Figment (the “Standard Flow”); or (2) to either (A) the Company at the wallet address designated by the Company (inclusive of the amount of the Service Fee payable to Figment); or (B) Figment at the wallet address designated by Figment (inclusive of the Rewards payable to the Company) (collectively, the “Non-Standard Flow”).

The Company agrees to pay Figment 3.35% of the rewards and a fixed fee per validator of $5.45 if the number of staked ETH is below 3,000, 3.00% of the rewards and a fixed fee per validator of $5.00 if the number of staked ETH is between 3,000 – 5,000 by March 2024, 2.80% of the rewards and a fixed fee per validator of $4.80 if the number of staked ETH more than 5,000 by June 2024. When a new service fee tier is reached, that fee and fixed fee per validator shall apply to all staked ETH and not on a waterfall basis (i.e. if the Company stakes 3,000 ETH by March 2024, 3% fee and $5 fixed fee per validator will apply to all ETH staked, starting in the calendar month in which the 3,000 ETH milestone is reached).

The Company commenced its staking activities with Figment in January 2024.

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

In August 2023, the Company divested its stake in the Joint Venture Company for consideration of $89,519 and recognized a gain of $8,220.

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

For our AI-related equipment, we have obtained liability coverage with an aggregate limit of approximately $51 million for each incident, as well as an annual aggregate limit of the same amount. The policy includes a 10% deductible, with a minimum of approximately $230 and a maximum of approximately $2,300.

Cactus

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

Transfer of cash

Since the Company’s commencement of mining operations in February 2020 to December 31, 2023, the Company did not transfer any cash from the holding company to any of its subsidiaries.

In 2021, the Company raised proceeds of approximately $37 million from an equity line of credit. The proceeds were directly transferred from investors to designated accounts of Bit Digital USA, Inc. (“BT USA”), the Company’s subsidiary in the U.S. The net proceeds raised in our $80 million September 2021 private placement were transferred to BT USA.

In 2022, the Company raised gross proceeds of approximately $22 million from an equity line of credit. The net proceeds of $21 million were directly transferred from investors to designated accounts of BT USA.

In 2023, the Company raised gross proceeds of approximately $22 million from an equity line of credit. The net proceeds of $21 million were directly transferred from investors to designated accounts of BT USA.

In 2023, the Company raised gross proceeds of approximately 46.7 million from at-the-market offering. The net proceeds of $45.3 million were directly transferred from investors to designated accounts of BT USA.

Transfer of other assets

During the period from February 2020 to September 30, 2021, Bit Digital Hong Kong transferred 25,006 miners to BT USA, with a carrying value of $19.8 million.

Payment of dividends or distributions

During the period from February 2020 to the date of this report, the Company did not receive any dividends or distributions from any of its subsidiaries, nor did the Company make any dividends or distributions to its investors, except as follows:

●	In March 2024, Bit Digital Hong Kong Limited declared a dividend of $353,357 to the Company. Such dividend was paid directly to Bit Digital Canada Inc. and Bit Digital USA Inc. as its payment-in-kind capital contribution.

●	In March 2024, Bit Digital USA Inc. returns a total of $4,200,000 in capital contributions to Bit Digital, Inc., which, in turn, will contribute the same amount to Bit Digital Singapore Ptd Ltd.

●	In March 2024, Bit Digital USA Inc. returns a total of $1,400,000 in capital contribution to Bit Digital Inc., which, in turn, will contribute the same amount to Bit Digital Strategies Limited.

●

In March 2024, Bit Digital USA Inc. returns a total of $48,800,000 in capital contributions to Bit Digital, Inc., which, in turn, will contribute the same amount to Bit Digital AI, Inc., which, in turn contributes the same amount to its subsidiary Bit Digital Iceland ehf.

●	On October 24, 2022, Bit Digital Hong Kong Limited declared a dividend of $353,357 to the Company. Such dividend was paid directly to Bit Digital Singapore Pte Ltd. (“BDSG”) as its payment-in-kind capital contribution for the Company’s 500,000 ordinary shares of BDSG.

●	On February 7, 2023, and again on December 8, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhao Hui Deng, the Company’s Chairman of the Board.

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

Restrictions or limitations

As of the date of this report, the Company had nine subsidiaries incorporated in and based in the United States, Canada, Hong Kong, Singapore, British Virgin Islands, and Iceland. The Company is not aware of any restrictions or limitations on foreign exchange in these countries or areas, or its ability to transfer cash between entities, across borders or to U.S. investors, nor is the Company aware of any restrictions and limitations on its ability to distribute earnings from its businesses, including the businesses of its subsidiaries, to the holding company and its U.S. investors.

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

On January 20, 2021, a securities class action lawsuit was filed against the Company and its former Chief Executive Officer and current Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action was on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 11, 2021, a period of volatility in our Ordinary Shares, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. We filed a motion to dismiss the lawsuits and vigorously defended the action. While that motion was pending, the Company agreed with the lead plaintiff selected in the case to settle the class action by paying $2,100,000. The Company recorded the liabilities of $2,100,000 in the account of “accrued litigation settlement costs”. The Company chose to do that to eliminate the burden, expense and uncertainties of further litigation. The Company continues to deny the allegations in the Amended Complaint and nothing in the settlement is evidence of any liability on the Company’s behalf.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, because of the positions taken by authorities in mainland China and Hong Kong. As stated above, our current auditors are based in Singapore and the PCAOB is permitted to inspect and investigate them. The PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. While the audit reports of Audit Alliance LLP included in this report was prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future. The market prices of our Ordinary Shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA Act and other similar rules and regulations.

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

This reporting requirement took effect on  January 1, 2023 and thus affects tax returns filed in 2024. The implementation of these requirements is ongoing. The Company is closely monitoring the situation and waiting for more issuance of updated guidance from government agencies. Disclosing the identity of our digital asset mining/staking operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire digital asset market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our Company.

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

Also, based on the Negative List for Market Access (2022 Edition), “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment”, valid from December 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to various types of enterprises inside China”, “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” Furthermore, on December 30, 2021, the NDRC released its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ’1. outdated production processing and equipment’ under the original Catalog. Therefore, the foreign investment enterprises are prohibited from virtual currency activities and our bitcoin mining business is banned in China as well. There can be no assurance that our prior mining activities in China will not be subject to fines and penalties on a retroactive basis.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011 and was amended in February 2022. The Illegal Fund-Raising Judicial Interpretations, provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs public solicitation via such channels as internet, social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind, equity and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000; (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000. Also, in accordance with the Illegal Fund-Raising Judicial Interpretations, whoever accepts illegally or in a disguised manner deposits from the general public in an amount of more than RMB500,000 or causes direct economic losses of more than RMB250,000 to the depositors and falls under any of the following circumstances concurrently will be investigated for criminal liability in accordance with the law: (i) where it/he has been criminally prosecuted due to illegal fundraising practices; (ii) where it/he has been subject to any administrative penalty due to any illegal fundraising practice within two years; and (iii) where there is adverse social influence or other serious consequences. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In addition, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

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

Regulations in Iceland

A curtailment or disruption in energy supply in Iceland due to regulations and policies implemented by the Icelandic government, which prioritize energy supply, may cause a substantial disruption or discontinuance of the Company’s mining and AI business operations based in Iceland, and therefore impair the Company’s financial condition or results of operations.

Through its subsidiary Bit Digital USA, Inc., in May 2023, the Company expanded its mining capacity in Iceland. As of December 31, 2023, GreenBlocks provided approximately 10.6 MW of capacity for our miners at their facility using hydro and geothermal energy sources. Additionally, through Bit Digital Iceland ehf, the Company established and has been operating its AI business line since November 2023, developing a fleet of 256 servers at a data center located in Northern Iceland.

In order to maintain the mining facility and the AI data center operational, the Company must acquire sufficient supplies of electricity generated by hydroelectric and geothermal energy. In addition, the Company’s mining and AI facilities need also to maintain reliable and adequate infrastructure and cooling systems to ensure optimal performance

Currently, Icelandic-based data centers and similar facilities, including the ones contracted with the Company, may face significant risks of energy disruption, curtailment or discontinuance due to low water level in Icelandic reservoirs utilized by hydropower plants, which provide hydro-generated energy in the country. In the event of a water shortage, and therefore a shortage of hydro-generated energy, the prioritization framework for Icelandic energy favors residential and certain business uses over data centers and similar facilities. In addition, volcanic eruptions might interrupt the generation of electricity from geothermal energy, as occurred several times in 2023.

Accordingly, the energy supply for the Company’s mining facility and AI data center may be subject to disruption and could become insufficient to support our operations.

The Company’s financial condition or results of operations may be adversely affected if the operations of the Icelandic mining facility and AI datacenter are disrupted or discontinued due to a curtailment or interruption of the energy supply.

Our business may be adversely affected by future changes in the European Union’s regulations related to AI, which could be reflected in Icelandic domestic laws and regulations.

While no current Icelandic legislation directly impacts AI operations, Iceland, being a member of the European Economic Area, is likely to be influenced by forthcoming European Union acts such as the Artificial Intelligence Act and the AI Liability Directive. These acts may shape the future regulatory landscapes in Iceland and lead the Icelandic government to adopt such regulations domestically.

The potential adoption of said AI regulatory framework could introduce new compliance requirements for AI applications, as well as other legal and regulatory obligations, impacting operational practices and liability considerations for the Company’s AI business line. This could ultimately adversely affect our Company’s business and financial results.

Employees

As of the date of this report, we had 24 employees across our Company and subsidiaries, including our Chief Executive Officer, Chief Financial Officer, Senior Vice President of Finance, Managing Directors, Marketing Manager, Senior Accounting Managers, Head of Investor Relations, and Senior Mining Hardware Engineer. In addition, we retain consulting services as needed.

Property, Plant and Equipment

The principal executive office is located on leased premise at 33 Irving Place Room 2006, New York, New York, United States 10003. The lease for our principal executive office is for a term ending August 31, 2024, with a monthly rental of $9,818. In addition, we leased another office, Room 2055 in the same building. The lease is for a term ending November 30, 2024, with a monthly rental of $4,171.

We have two offices in Hong Kong. The first office is located in Room 1913 on a leased premise at Fortune Commercial Building, 362 Sha Tsui Road, Tsuen Wan, Hong Kong. The lease is for a term ending on May 31, 2025, with a monthly rental of $300. The second office is located at Room 1915 on a leased premise at Fortune Commercial Building, 362 Sha Tsui Road, Tsuen Wan, Hong Kong. The lease is for a term ending on May 31, 2025, with a monthly rental of $300.

We have one office in Reykjavik, Iceland, located at Skógarhlíð 12, 105 Reykjavík, Iceland. The lease is for a term ending December 31, 2024, with a monthly rental of approximately $620.

We have one warehouse in Houston, Texas, located at 2830 Produce Row, Houston, TX 77023. This lease is for a term ending April 2, 2024, with a monthly rental of $10,000.

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

Overview

Bit Digital Inc. or the (“Company”), a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure. The Company engages in digital asset mining business, ETH staking business, and specialized cloud-infrastructure services for artificial intelligence applications.

Digital Asset Mining Business

We are a sustainable digital infrastructure platform for digital assets and artificial intelligence (“AI”) with mining operations in the United States, Canada and Iceland. We commenced our bitcoin mining business in February 2020. We initiated limited Ethereum mining operations in January 2022 and discontinued the operations by September 2022 due to Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation. Our mining operations, hosted by third-party providers, use specialized computers, known as miners, to generate digital assets. Our miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply high computational power, expressed as “hash rate”, to provide transaction verification services (generally known as “solving a block”) which helps support the blockchain. For every block added, the blockchain provides an award equal to a set number of digital assets per block. Miners with a greater hash rate generally have a higher chance of solving a block and receiving an award.

We operate our mining assets with the primary intent of accumulating digital assets which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs, exchange for other digital assets. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of historically long delivery lead times to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), and other considerations, we may choose to acquire miners on the spot market, which can typically result in delivery within a few weeks.

We have signed service agreements with third-party hosting partners in North America and Iceland. These partners operate specialized mining data centers, where they install and operate the miners and provide IT consulting, maintenance, and repair work on site for us. Our mining facilities in New York are maintained by Coinmint LLC (“Coinmint”) and Digihost Technologies Inc. (“Digihost”). Our mining facility in Texas is maintained by Dory Creek, LLC, a subsidiary of Bitdeer Technologies Group (“Bitdeer”). Our mining facility in Kentucky is maintained by Soluna Computing, Inc (“Soluna”). Our mining facility in Canada is maintained by Blockbreakers Inc. (“Blockbreakers”). Our mining facility in Iceland is maintained by GreenBlocks ehf, an Icelandic private limited company (“GreenBlocks”). We have relocated some miners from our Texas and Nebraska facilities, once under Compute North LLC’s maintenance before a third-party takeover preceding their 2022 bankruptcy to facilities operated by Coinmint in New York. We have relocated those miners from our Georgia mining facility, previously maintained by Core Scientific, Inc to one of Coinmint’s facilities. We have relocated those miners from Blockfusion USA, Inc. (“Blockfusion”) facilities to Digihost, Bitdeer and Soluna after our service agreement with Blockfusion ended in September 2023. From time to time, the Company may change partnerships with hosting facilities to recalibrate its Bitcoin mining operations. These terminations are strategic, targeting reduced operational costs, enhanced energy efficiency for a smaller carbon footprint, increased flexibility in operational control, and minimized geopolitical risks. While a short-term decrease in mining output might occur, we expect these changes to yield long-term operational improvements.

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

ETH Staking Business

In the fourth quarter of 2022, we formally commenced Ethereum staking operations. We intend to delegate or stake our ETH holdings to an Ethereum validator node to help secure and strengthen the blockchain network. Stakers are compensated for this commitment in the form of a reward of the native network token.

Our native staking operations are enhanced by a partnership with Blockdaemon, the leading institutional-grade blockchain infrastructure company for node management and staking. In the fourth quarter of 2022, following a similar mechanism to native Ethereum staking, we also participated in liquid staking via Portara protocol (formerly known as Harbour), the liquid staking protocol developed by Blockdaemon and StakeWise and the first of its kind tailored to institutions. With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we terminated all liquid staking activities with StakeWise in the third quarter of 2023, reclaiming all staked Ethereum along with the accumulated rewards. In the fourth quarter of 2023, the Company terminated the native staking activities and reclaimed all staked Ethereum with Blockdaemon.

Our native staking operations with Marsprotocol commenced in the first quarter of 2023 and concluded in July.  After ceasing operations with Marsprotocol, we initiated our native staking with MarsLand Global Limited in August 2023. As of December 31,2023, we had all of our native staking activities with MarsLand.

In addition, we started participating in liquid staking via Liquid Collective protocol on the Coinbase platform in the first quarter of 2023. Liquid staking allows participants to achieve greater capital efficiency by utilizing their staked ETH as collateral and trading their staked ETH tokens on the secondary market.

Miner Deployments

During the year ended December 31, 2023, we continued to work with our hosting partners to deploy our miners in North America and Iceland.

During the second quarter of 2023, the Company deployed an additional 3,600 miners at one of Coinmint’s hosting facilities.

During the third quarter of 2023, the Company deployed an additional 310 miners at Digihost’s hosting facility.

During the third quarter of 2023, the Company deployed an additional 1,890 miners at one of Coinmint’s hosting facilities.

During the second and third quarter of 2023, the Company deployed 3,300 miners at GreenBlocks’s hosting facility.

During the fourth quarter of 2023, the Company deployed an additional 4,000 miners at Bitdeer’s hosting facility.

As of December 31, 2023, the Company’s active hash rate totals approximately 2.5 EH/s, with operations in North America and Iceland.

Power and Hosting Overview

During the year ended December 31, 2023, our hosting partners continued to prepare sites to deliver our contracted hosting capacity, bringing additional power online for our miners.

The Company’s subsidiary, Bit Digital Canada, Inc., entered into a Mining Services Agreement effective September 1, 2022, for Blockbreakers, Inc. to provide five (5) MW of incremental hosting capacity at its facility in Canada. The facility utilizes an energy source that is primarily hydroelectric.

On May 8, 2023, the Company entered into a Master Mining Services Agreement with Blockbreakers, pursuant to which Blockbreakers, Inc. agreed to provide the Company with four (4) MW of additional mining capacity at its hosting facility in Canada. The agreement is for two (2) years automatically renewable for additional one (1) year terms unless either party gives at least sixty (60) days’ advance written notice. The performance fee is 15% of profit. Additionally, Bit Digital has secured a side letter agreement with Blockbreakers, granting the Company the right of first refusal for any future mining hosting services offered by Blockbreakers in Canada. This new agreement brings the Company’s total contracted hosting capacity with Blockbreakers to approximately 9 MW. As of December 31, 2023, Blockbreakers provided approximately 5.4 MW of capacity for our miners at their facility.

On June 7, 2022, we entered into a Master Mining Services Agreement (the “MMSA”) with Coinmint LLC, pursuant to which Coinmint will provide the required mining colocation services for a one-year period automatically renewing for three-month periods unless earlier terminated. The Company will pay Coinmint electricity costs, plus operating costs required to operate the Company’s mining equipment, as well as a performance fee equal to 27.5% of profit, subject to a ten percent (10%) reduction if Coinmint fails to provide uptime of ninety-eight (98%) percent or better for any period. We are not privy to the emissions rate at the Coinmint facility or at any other hosting facility. However, the Coinmint facility operates in an upstate New York region that reportedly utilizes power that is 99% emissions-free, as determined based on the 2023 Load & Capacity Data Report published by the New York Independent System Operator, Inc. (“NYISO”).

On April 5, 2023, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Plattsburgh, New York. The agreement is for two (2) years automatically renewable for three (3) months unless not renewed by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement range from 30% to 33% of profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 30 MW at this facility.

On April 27, 2023, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Massena, New York. The agreement is for one (1) year automatically renewable for three (3) months unless not renewed by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement are 33% of profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 40 MW.

On January 26, 2024, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to six (6) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Massena, New York. The agreement is for one (1) year automatically renewable for three (3) months unless not renewed by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement are 28% of profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 46 MW. As of December 31, 2023, Coinmint provided approximately 40.0 MW of capacity for our miners at their facilities.

In June 2021, we entered into a strategic co-mining agreement with Digihost Technologies in North America. Pursuant to the terms of the agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of a 20 MW bitcoin mining system to be delivered by Bit Digital. Digihost provides services to maintain the premises for a term of two years. Digihost shall also be entitled to 20% of the profit generated by the miners.

In April 2023, we renewed the co-mining agreement with Digihost, previously executed in June 2021. Pursuant to the terms of the new agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of an up to 20 MW bitcoin mining system to be delivered by Bit Digital. Digihost also provides services to maintain the premises for a term of two years, automatically renewing for a period of one (1) year. Digihost shall also be entitled to 30% of the profit generated by the miners. As of December 31, 2023, Digihost provided approximately 6.0 MW of capacity for our miners at their facility.

On May 9, 2023 (“Effective Date”), the Company entered into a Term Loan Facility and Security Agreement (“Loan Agreement”) with GreenBlocks. Pursuant to the Loan Agreement, GreenBlocks has requested the Company to extend one or more loans (“advances”) under a senior secured term loan facility in an aggregate outstanding principal amount not to exceed $5 million. The interest rate of the Loan Agreement is 0% and advances are to be repaid on the maturity date, which is the thirty-nine-month anniversary of the Effective Date. GreenBlocks will exclusively use the advances to buy miners that will be operated for the benefit of the Company at a facility in Iceland, with an overall capacity of 8.25 MW. To secure the prompt payment of advances, the Company has been granted a continuing first priority lien and security interest in all of GreenBlocks’s rights, title and interest to the financed miners. The miners are the sole property of GreenBlocks, of which they are responsible for the purchase, installation, operation, and maintenance.

On May 9, 2023, the Company entered into a Computation Capacity Services Agreement (“Agreement”) with GreenBlocks. Pursuant to the Agreement, GreenBlocks will provide computational capacity services and other necessary ancillary services, such as operation, management, and maintenance, at the facility in Iceland for a term of two (2) years. GreenBlocks will own and operate the miners financed through the Loan Agreement for the purpose of providing Computational Capacity of up to 8.25 MW. The Company will pay power costs of five cents ($0.05) per kilowatt hour, a Pod fee of $22,000 per pod per month, and a depreciation fee equal to 1/36 of the facility size per month. The performance fees under this agreement are 20% of profit. The Company submitted to Greenblocks a deposit in the amount of $1,052,100, which was exclusively for the purpose of paying the landlord of the facility for hosting space.

On June 1, 2023, the Company and GreenBlocks entered the Omnibus Amendment to Loan Documents and Other Agreements (“Omnibus Amendment”). This amendment revised both the Loan Agreement and the Computation Capacity Services Agreement previously entered on May 9, 2023. While the core terms remained consistent, notable modifications pertained to the facility size and contracted capacity. Specifically, the facility size was increased from $5 million to $6.7 million. Moreover, GreenBlocks agreed to expand the computation capacity to approximately 10.7 MW. Advances of $6.4 million have been financed by the Company to GreenBlocks. As of December 31, 2023, GreenBlocks provided approximately 10.6 MW of capacity for our miners at their facility.

In October 2023, we entered into a strategic co-location agreement with Soluna Computing, Inc. (“Soluna”) for a term of one year automatically renewing on a month-to-month basis unless terminated by either party. Pursuant to the terms of the agreement, Soluna provides certain required mining colocation services to Bit Digital for the purpose of the operation and storage of an up to 4.4 MW bitcoin mining system to be delivered by Bit Digital. Soluna shall also be entitled to 42.5% of the net profit generated by the miners. As of December 31, 2023, Soluna provided approximately 4.3 MW of capacity for our miners at their facility.

In November 2023, we entered into a hosting services agreement with Dory Creek, LLC, a subsidiary of Bitdeer Technologies Group (“Bitdeer”), for a term of one year automatically renewing on an annual basis unless terminated by either party by giving a 30-day prior notice to the other Party in writing. Pursuant to the terms of the agreement, Bitdeer provides maintenance and operation services to Bit Digital to support 17.5 MW of capacity. Bitdeer shall also be entitled to 30% of the net profit generated by the miners. Bit Digital shall have the first right, but not obligation, to accept services for any extra capacity under the terms of this Agreement. As of December 31, 2023, Bitdeer provided approximately 13.9 MW of capacity for our miners at their facility.

In May 2022, our hosting partner Blockfusion advised us that the substation at its Niagara Falls, NY facility was damaged by an explosion and fire, and power was cut off to approximately 2,515 of the Company’s bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company have entered into a common interest agreement to jointly pursue any claims evolving from the explosion and fire. Prior to the incident, our facility with Blockfusion in Niagara Falls, provided approximately 9.4 MW to power our miners. Power was restored to the facility in September 2022. However, we received a notice dated October 4, 2022, from the City of Niagara Falls, which ordered the cease and desist from any cryptocurrency mining or related operations at the facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning Ordinance (the “Ordinance”), in addition to all other City ordinances and codes. Blockfusion has advised us that the Ordinance came into practical effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it has submitted applications for new permits based on the Ordinance’s new standards and that the permits may take several months to process. Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.” On October 5, 2022, Bit Digital further advised Blockfusion that it expects it to comply with directives of the Notice. Our service agreement with Blockfusion ended in September 2023.

Miner Fleet Update and Overview

As of December 31, 2022, we had 37,676 miners for bitcoin mining and 730 ETH miners, with a total maximum hash rate of 2.6 EH/S and 0.3 TH/s, respectively.

On April 28, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 3,600 S19 miners. As of the date of this report, the miners have been delivered.

On May 12, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 2,200 S19J Pro+ miners. As of the date of this report, the miners have been delivered.

On June 21, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 1,100 S19 Pro+ miners. As of the date of this report, the miners have been delivered.

On October 23, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 3,630 S19K Pro miners. As of the date of this report, the miners have been delivered.

On November 10, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 370 S19K Pro miners. As of the date of this report, the miners have been delivered.

For the year ended December 31, 2023, the Company wrote off 5,328 bitcoin miners and 730 ETH miners.

As of December 31, 2023, we had 46,548 miners owned or operating (in Iceland) for bitcoin mining with a total maximum hash rate of 3.9 EH/S.

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to December 31, 2023, we earned an aggregate of 6,330.2 bitcoins.

The following table presents our bitcoin mining activities for the year ended December 31, 2023.

	Number of bitcoins	Amount (1)

Balance at December 31, 2022	946.4	$15,796,147
Receipt of BTC from mining services	1,507.3	44,240,418
Exchange of BTC into ETH	(630.8)	(11,756,006)
Sales of and payments made in BTC	(1,185.0)	(24,082,611)
Receipt of BTC from other income	4.5	140,724
Impairment of BTC	-	(4,519,692)
Balance at December 31, 2023	642.4	$19,818,980

(1)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price obtained from CoinMarketCap, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

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

Results of operations

Results of Operations for the Year Ended December 31, 2023 and 2022

The following table summarizes the results of our operations during the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Years Ended December 31,		Variance in
	2023	2022	Amount
Revenues	$44,916,131	$32,296,593	$12,619,538

Operating costs and expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(29,556,585)	(20,374,633)	(9,181,952)
Depreciation and amortization expenses	(14,426,733)	(27,829,730)	13,402,997
General and administrative expenses	(27,668,592)	(22,984,784)	(4,683,808)
Realized gain on exchange of digital assets	18,789,998	6,548,841	12,241,157
Impairment of digital assets	(6,632,437)	(24,654,267)	18,021,830
Impairment of property and equipment	-	(50,038,650)	50,038,650
Loss on write-off of deposit to hosting facility	(2,041,491)	(129,845)	(1,911,646)

Total operating expenses	(61,535,840)	(139,463,068)	77,927,228

(Loss) income from operations	(16,619,709)	(107,166,475)	90,546,766

Other income (expense)
Net (loss) gain from disposal of property and equipment	(165,160)	1,353,299	(1,518,459)
Gain from sale of investment security	8,220	1,039,999	(1,031,779)
Other income (expense), net	3,162,412	(1,116,276)	4,278,688
Total other income (expense), net	3,005,472	1,277,022	1,728,450

(Loss) income before income taxes	(13,614,237)	(105,889,453)	92,275,216

Income tax (expenses) benefits	(279,044)	592,850	(871,894)
Net (loss)	$(13,893,281)	$(105,296,603)	$91,403,322

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

For the year ended December 31, 2023, we received 1,507.3 bitcoins from Foundry USA Pool (“Foundry”) mining pool. As of December 31, 2023, our maximum hash rate was at an aggregate of 3.9 EH/s for our bitcoin miners. For the year ended December 31, 2023, we recognized revenue of $44.2 million from bitcoin mining services.

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

Our revenues from digital asset mining services increased by $12.0 million, or 37.1%, to $44.2 million for the year ended December 31, 2023 from $32.3 million for the year ended December 31, 2022. The increase was primarily due to an increase of 259.8 in the number of BTC earned from mining services and an increase in the average price of BTC for the year ended December 31, 2023 compared to the year ended December 31, 2022.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Revenues from ETH staking

During the fourth quarter of 2022, we commenced ETH staking business, in both native staking and liquid staking.

For the ETH native staking business with Blockdaemon, Marsprotocol  and MarsLand, we stake ETH, through network-based smart contracts, on a node for the purpose of validating transactions and adding blocks to the network. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The Company is able to withdraw staked ETH under contracted staking since April 12, 2023 when the announced Shanghai upgrade was completed. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators. In the fourth quarter of 2023, the Company terminated the native staking activities and reclaimed all staked Ethereum with Blockdaemon.

Our native staking operations with Marsprotocol commenced in the first quarter of 2023 and concluded in July of the same year. After ceasing operations with Marsprotocol, we initiated our native staking with MarsLand Global Limited in August 2023. As of December 31,2023, we had all of our native staking activities with MarsLand.

For the liquid staking business, the Company has deployed ETH into Portara protocol (formerly known as Harbour) supported by liquid staking solution provider under the consortium of Blockdaemon and Stakewise, and Liquid Collective protocol supported by Coinbase. By staking, we receive receipt tokens for the ETH staked which could be redeemed to ETH or can be traded or collateralized elsewhere, at any time. In addition, we receive rETH-H for rewards earned from Portara protocol. With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we terminated all liquid staking activities with StakeWise in the third quarter of 2023, reclaiming all staked Ethereum along with the accumulated rewards. As of December 31,2023, we had all of our liquid staking activities with Liquid Collective protocol which began in the first quarter of 2023.

For the year ended December 31, 2023, we earned 287.0 ETH  in native staking and 81.9 ETH/rETH-h in liquid staking, respectively. For the year ended December 31, 2023, we recognized revenues of $531,702 and $144,011 from native staking and liquid staking, respectively.

For the year ended December 31, 2022, we earned 3.7 ETH in native staking and 16.2 rETH-h in liquid staking, respectively. For the year ended December 31, 2022, we recognized revenues of $5,722 and $20,182 from native staking and liquid staking, respectively.

Our revenues from ETH staking increased by $0.6 million or 2,508.5%, to $0.7 million for the year ended December 31, 2023 from $25,904 for the year ended December 31, 2022. The increase was primarily due to an increase of 349.0 ETH earned from staking services partially offset by a decrease in the average price of ETH for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Cost of revenues

The Company’s cost of revenue consists primarily of i) direct production costs related to mining operations, including electricity costs, profit-sharing fees and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and ii) direct costs related to specialized cloud-infrastructure services for artificial intelligence applications and ETH staking business including service fee and profit-sharing fees to the service providers, which were immaterial during the year ended December 31, 2023.

For the years ended December 31, 2023 and 2022, the cost of revenue were comprised of the following:

	For the Years Ended December 31,
	2023	2022
Electricity costs	$22,277,038	$15,113,046
Profit-sharing fees	5,902,205	4,027,597
Other costs	1,377,342	1,233,990
Total	$29,556,585	$20,374,633

Electricity costs. These expenses were incurred by mining facilities for the miners in operation and were closely correlated with the number of deployed miners.

In the year ended December 31, 2023, electricity costs increased by $7.2 million, or 47%, compared to the electricity costs incurred in the year of 2022. The increase primarily resulted from an increased number of deployed miners.

Profit-sharing fees. In 2021, we entered into hosting agreements with certain mining facilities, which included performance fees calculated as a fixed percentage of net profit generated by the miners. We refer to these fees as profit-sharing fees.

In the year ended December 31, 2023, profit-sharing fees increased by $1.9 million, or 47%, compared to profit-sharing fees incurred in the year of 2022. This increase was primarily due to an increase in the number of digital assets generated and the comparatively higher average price of bitcoin during 2023.

We expect a proportionate increase in cost of revenue as we continue to focus on the expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the years ended December 31, 2023 and 2022, depreciation and amortization expenses were $14.4 million and $27.8 million, respectively, primarily based on an estimated useful life of three years for the miners.

General and administrative expenses

For the year ended December 31, 2023, our general and administrative expenses, totaling $27.7 million, were primarily comprised of shared-based compensation expenses of $9.1 million, salary and bonus expenses of $5.5 million, professional and consulting expenses of $5.4 million, directors and officers insurance expenses of $1.7 million, marketing expenses of $1.2 million, travel expenses of $0.8 million, and transportation expenses of $0.2 million to relocate miners.

For the year ended December 31, 2022, our general and administrative expenses, totaling $23.0 million, were primarily comprised of professional and consulting expenses of $7.7 million, transportation expenses of $0.7 million to relocate miners, salary and bonus expenses of $2.7 million, shared-based compensation expenses of $2.3 million related to RSUs and share options granted to our employees, consultants and director, directors and officers liability insurance expenses of $3.3 million, marketing expenses of $1.1 million, and litigation settlement costs of $2.1 million.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain on exchange of digital assets” in the consolidated statements of operations. For the year ended December 31, 2023, we recorded a gain of $18.8 million from the exchange of 1,811.2 bitcoins and 5,712.4 ETH. For the year ended December 31, 2022, we recorded a gain of $6.5 million from the exchange of 1,109.3 bitcoins and 87.2 ETH.

Impairment of digital assets

Impairment of digital assets was $6.6 million and $24.7 million for the years ended December 31, 2023 and 2022, respectively. We utilized the intraday low price of digital assets in calculation of impairment of digital assets.

For the year ended December 31, 2023, the impairment of $6.6 million was comprised of impairment of $4.5 million and $2.1 million on bitcoins and ETH, respectively. For the year ended December 31, 2022, the impairment of $24.7 million was comprised of impairment of $21.2 million and $3.5 million on bitcoins and ETH, respectively.

Impairment of property and equipment

For the year ended December 31, 2023, the Company did not record impairment against property and equipment.

For the year ended December 31, 2022, the Company recorded impairment of $50.0 million against miners, consisting of impairment of $46.4 million and $3.7 million against bitcoin miners and ETH miners, respectively. The Company recognized impairment on miners because the estimated fair value of the miners was less than their carrying value.

Loss on write-off of deposit to hosting facility

For the year ended December 31, 2023, the Company wrote off $2.0 million relating to hosting facility deposits. For the year ended December 31, 2022, the Company wrote off $0.1 million relating to hosting facility deposits.

Net (loss) gain from disposal of property and equipment

For the year ended December 31, 2023, the Company wrote off 5,238 BTC miners and 730 ETH miner during the year, and the Company recorded a loss of $0.2 million resulting from the write-off in the account of “net (loss) gain from disposal of property and equipment”.

During the year ended December 31, 2022, we sold 1,115 bitcoin miners to certain third-party purchasers for a total consideration of $1.8 million. The Company recognized a gain of $1.5 million from the sale of miners which was recorded in the account of “net gain from disposal of property and equipment”. In addition, the Company wrote off 917 BTC miners and 1 ETH miner during the year, and the Company recorded a loss of $0.2 million resulting from the write-off in the account of “net (loss) gain from disposal of property and equipment”.

Gain from sale of investment security

For the year ended December 31, 2023, we sold our investment in one privately held company with a cost of $81,299 for consideration of $89,519. We recognized a gain of $8,220 from the sale which was recorded in the account of “gain from sale of investment security”.

For the year ended December 31, 2022, we sold a portion of our investment in one privately held company with a cost of $0.7 million for consideration of $1.7 million. We recognized a gain of $1.0 million from the sale which was recorded in the account of “gain from sale of investment security”.

Income tax expenses

Income tax expense was $0.3 million for the year ended December 31, 2023, which was comprised of an income tax expense of $12,766 from our U.S. operations, an income tax expense of $112,251 from our Canada operations, a tax expense of $1,827 from our Iceland operations, and a tax expense of $152,200 from our Hong Kong operations. The income tax expense of $112,251 from Canada operations is primarily driven by the increase of deferred tax liability in the year ended December 31, 2023. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim as well as the Company’s stock-based compensation deduction tax position, the Hong Kong subsidiary recorded an unrecognized tax benefit of $152,200 in the year ended December 31, 2023 for additional penalty accrued in the year ended December 31, 2023.

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

Net loss and loss per share

For the year ended December 31, 2023, our net loss was $13.9 million, representing a change of $91.4 million from a net loss of $105.3 million for the year ended December 31, 2022.

Basic and diluted loss per share was $0.16 and $1.34 for the years ended December 31, 2023 and 2022, respectively. Weighted average number of shares was 87,534,052 and 78,614,174 for the years ended December 31, 2023 and 2022, respectively.

Results of Operations for the Year Ended December 31, 2022 and 2021

The following table summarizes the results of our operations during the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Years Ended December 31,		Variance in
	2022	2021	Amount
Revenues	$32,296,593	$96,078,570	$(63,781,977)

Operating costs and expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(20,374,633)	(30,739,776)	10,365,143
Depreciation and amortization expenses	(27,829,730)	(13,113,964)	(14,715,766)
General and administrative expenses	(22,984,784)	(39,154,204)	16,169,420
Realized gain on exchange of digital assets	6,548,841	20,813,167	(14,264,326)
Impairment of digital assets	(24,654,267)	(27,993,571)	3,339,304
Impairment of property and equipment	(50,038,650)	-	(50,038,650)
Loss on write-off of deposit to hosting facility	(129,845)	-	(129,845)
Total operating expenses	(139,463,068)	(90,188,348)	(49,274,720)

(Loss) income from operations	(107,166,475)	5,890,222	(113,056,697)

Other income (expenses)
Net (loss) gain from disposal of property and equipment	1,353,299	(3,746,247)	5,099,546
Gain from sale of investment security	1,039,999	-	1,039,999
Other income (expense), net	(1,116,276)	702,414	(1,818,690)
Total other income (expense), net	1,277,022	(3,043,833)	4,320,855

(Loss) income before income taxes	(105,889,453)	2,846,389	(108,735,842)

Income tax (expenses) benefits	592,850	(3,856,341)	4,449,191
Net (loss)	(105,296,603)	(1,009,952)	(104,286,651)

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

In the year ended December 31, 2022, electricity costs decreased by $9.7 million, or 39%, compared to the electricity costs incurred in the year of 2021. The decline resulted primarily from a reduced number of deployed miners due to i) the sale or disposal of certain miners before relocating them from Hong Kong to North America, and ii) partial offline status of miners in two facilities because of previously announced power cut-off incidents.

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

Depreciation and amortization expenses

For the years ended December 31, 2022 and 2021, depreciation and amortization expenses were $27.8 million and $13.1 million, respectively, based on an estimated useful miner life of three years.

General and administrative expenses

For the year ended December 31, 2022, our general and administrative expenses, totaling $23.0 million, were primarily comprised of professional and consulting expenses of $7.7 million, transportation expenses of $0.7 million to relocate miners, salary and bonus expenses of $2.7 million, shared-based compensation expenses of $2.3 million related to RSUs and share options granted to our employees, consultants and directors, directors and officers liability insurance expenses of $3.3 million, marketing expenses of $1.1 million, and litigation settlement costs of $2.1 million.

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

For the year ended December 31, 2021, the Company did not record any impairment against property and equipment.

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

Gain from sale of investment security

For the year ended December 31, 2022, we sold a portion of our investment in one privately held company with a cost of $0.7 million for a consideration of $1.7 million. We recognized a gain of $1.0 million from the sale which was recorded in the account of “gain from sale of investment security”.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2023 and December 31, 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	December 31,	December 31,	Variance in
	2023	2022	Amount
ASSETS
Current Assets
Cash and cash equivalents	$16,860,934	$32,691,060	$(15,830,126)
Restricted cash	1,320,000	1,320,000	-
USDC	405,596	626,441	(220,845)
Digital assets	40,456,083	27,587,328	12,868,755
Income tax receivable	-	736,445	(736,445)
Other current assets	18,188,032	1,433,999	16,754,033
Digital assets held in fund	6,115,538	-	6,115,538
Total Current Assets	83,346,183	64,395,273	18,950,910

Loans receivable	400,000	-	400,000
Investment securities	4,373,685	1,787,922	2,585,763
Deposits for property and equipment	4,227,371	2,594,881	1,632,490
Operating lease right-of-use assets	6,216,255	-	6,216,255
Property and equipment, net	81,474,649	22,609,391	58,865,258
Other non-current assets	9,290,239	9,033,200	257,039
Total Assets	$189,328,382	$100,420,667	$89,907,715

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,316,343	$3,628,619	$(1,312,276)
Deferred Revenue	13,073,449	-	13,073,449
Current portion of operating lease liability	1,864,779	-	1,864,779
Income tax payable	50,973	-	50,973
Accrued litigation settlement cost	-	2,100,000	(2,100,000)
Other payables and accrued liabilities	9,775,718	1,714,735	8,060,983
Total Current Liabilities	27,081,262	7,443,354	19,637,908

Other long-term liabilities	1,883,333	-	1,883,333
Non-current portion of operating lease liability	4,351,476	-	4,351,476
Long-term income tax payable	3,196,204	3,044,004	152,200
Deferred tax liability	112,251	-	112,251
Total Liabilities	$36,624,526	$10,487,358	$26,137,168

Cash and cash equivalents

Cash and cash equivalents primarily consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents were $16.9 million and $32.7 million as of December 31, 2023 and December 31, 2022, respectively. The decrease in the balance of cash and cash equivalents was a result of net cash of $69.2 million used in investing activities, partially offset by net cash of $52.2 million provided by financing activities, and net cash of $1.1 million provided by operating activities.

USDC

USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer. The balance of USDC was $0.4 million and $0.6 million as of December 31, 2023 and December 31, 2022, respectively. The decrease in the balance of USDC was primarily attributable to payment of USDC for property and equipment of $12.2 million and payment of other expenses of $2.3 million, partially offset by collection of USDC of $13.5 million from exchange of cash and other digital assets, and collection of USDC of $0.7 million from sales of Antminer coupons.

Digital assets

Digital assets primarily consist of bitcoin and ETH. For the year ended December 31, 2023, we earned bitcoins from mining services and ETH from staking services. In addition, we exchanged bitcoins into ETH, USDC and cash, or used bitcoin and ETH to pay certain operating costs and other expenses. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the intraday low price of the digital assets.

As compared with the balance as of December 31, 2022, the balance of digital assets as of December 31, 2023 increased by $12.9 million, which was primarily attributable to the generation of bitcoin from our mining business, totaling $44.2 million, partially offset by exchange of bitcoins of $17.3 million into USDC, exchange of bitcoins and ETH for a total of $7.9 million into cash, and a combined impairment of $6.6 million.

Digital assets held in Fund

Digital assets held in fund consists of an investment made by the Company in Bit Digital Innovation Master Fund SPC Ltd. As of December 31, 2023, the total balance of this investment was $6.1 million, compared to a $nil balance as of December 31, 2022. The increase of $6.1 million was due to an initial investment of $4.7 million, and subsequent fair value adjustments of 1.4 million.

Loans Receivable

Loans receivable consists of loans issued by the Company to third parties. The total balance of loans receivable was $0.4 million and $nil as of December 31, 2023, and 2022, respectively. The increase in the balance of loan receivables was due to the outstanding loan amounts of $0.4 million with Blockbreakers as of December 31, 2023.

Investment Securities

As of December 31, 2023, our portfolio consists of investments in one fund and three privately held companies over which the Company neither has control nor significant influence. The total balance of investment securities was $4.4 million and $1.8 million as of December 31, 2023, and 2022, respectively. The increase of $2.6 million in the value of our investment securities reflects the net impact of several transactions in 2023: $2.0 million investments in Auros Global Limited, $0.1 million investment in Marsprotocol Technologies Pte. Ltd (“Marsprotocol”), $0.1 million investment in Ingonyama Ltd, fair value adjustments of $0.5 million to the investment, and $0.1 million divestment in Marsprotocol.

Deposits for property and equipment

Deposits for property and equipment represented advance payments for property and equipment. The balance was derecognized once the control of the property and equipment was transferred to us.

Compared with December 31, 2022, the balance as of December 31, 2023 increased by $1.6 million, which was mainly due to deposits made for property and equipment for our specialized cloud-infrastructure services for artificial intelligence applications.

Property and equipment, net

Property and equipment is primarily comprised of BTC miners and ETH miners, each with an estimated 3-year useful life as well as construction in progress representing assets received but not yet put into service.

As of December 31, 2023, we had 46,548 bitcoin miners with net book value of $30.2 million and construction in progress of $51.0 million. For the year ended December 31, 2022, we recorded impairment of $46.4 million on BTC miners and $3.7 million on ETH miners, as the estimated fair value of these miners was less than their net carrying amount. As of December 31, 2022, we had 37,676 bitcoin miners and 730 ETH miners with net book value of $22.4 million and $0.2 million, respectively.

Operating lease right-of-use assets and operating lease liability

As of December 31, 2023, the Company’s operating lease right-of-use assets and total operating lease liability were $6.2 million and $6.2 million respectively. The Company has amortized the operating lease right-of-use assets totaling $74 thousand for the year ended December 31, 2023. As of December 31, 2022, the Company’s operating lease right-of-use assets and operating lease liability were $nil.

Accounts payable

Accounts payable primarily represented the amount due to the maintenance service provided by our hosting partners. Compared with December 31, 2022, the balance of accounts payable decreased by $1.3 million, largely due to the payments to our hosting partners in the first half of 2023.

Deferred revenue

Deferred revenue pertains to prepayments received from a customer for provision of Graphics Processing Unit (GPU) processing power which commenced operations in January 2024. As of December 31, 2023, the Company’s deferred  revenue was $13.1 million. As of December 31, 2022, the Company’s deferred revenue was nil.

Long-term income tax payable

Compared with December 31, 2022, the balance as of December 31, 2023 increased by $152,200, which was recognized for the incremental penalty accrued on the existing unrecognized tax benefits for the years ended December 31, 2023. Refer to Note 12. Income Taxes for further details.

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

Reconciliations of Adjusted EBITDA and Adjusted EPS to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Years Ended December 31,
	2023	2022	2021
Reconciliation of non-GAAP income from operations:
Net (loss)	$(13,893,281)	$(105,296,603)	$(1,009,952)
Depreciation and amortization expenses	14,426,733	27,829,730	13,113,964
Income tax expenses (benefits)	279,044	(592,850)	3,856,341
EBITDA	812,496	(78,059,723)	15,960,353

Adjustments:
Share based compensation expenses	9,118,812	2,262,691	21,907,416
Loss on write-off of deposit to hosting facility	2,041,491	129,845	-
Net loss (gain) from disposal of property and equipment	165,160	(1,353,299)	3,746,247
(Gain) from sale of investment security	(8,220)	(1,039,999)	-
(Gain) from disposal of a subsidiary	-	(52,383)	-
Changes in fair value of long-term investments	306,612	545,412	-
Liquidated damage expenses	-	619,355	-
Impairment of property and equipment	-	50,038,650	-
Adjusted EBITDA	$12,436,351	$(26,909,451)	$41,614,016

	For the Years Ended December 31,
	2023	2022	2021
Reconciliation of non-GAAP Basic and Dilutive (Loss) Earnings Per Share:
Basic and dilutive (loss) per share	$(0.16)	$(1.34)	$(0.02)
Depreciation and amortization expenses	0.16	0.35	0.24
Income tax expenses (benefits)	-	(0.01)	0.07
EBITDA per share	-	(1.00)	0.29

Adjustments:
Share based compensation expenses	0.10	0.03	0.40
Loss on write off of deposit to hosting facility	0.02	0.00	-
Net loss (gain) from disposal of property and equipment	0.00	(0.02)	0.07
(Gain) from sale of investment security	0.00	(0.01)	-
(Gain) from disposal of a subsidiary	-	(0.00)	-
Changes in fair value of long-term investments	0.00	0.01	-
Liquidated damage expenses	-	0.01	-
Impairment of property and equipment	-	0.64	-
Adjusted basic and dilutive (loss) earnings per share	$0.12	$(0.34)	$0.76

Liquidity and capital resources

As of December 31, 2023, we had working capital of $56.3 million which includes USDC of $0.4 million and digital assets of $40.5 million. Working capital is the difference between the Company’s current assets and current liabilities.

To date, we have financed our operations primarily through cash flows from operations, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing.

We have sold and intend to continue to offer and sell equity securities from time to time in one or more offerings at the market (ATM) at prices and on terms which the Company will then determine for an initial aggregate offering price of $500 million pursuant to a registration statement on Form F-3 declared effective by the SEC on May 4, 2022.

Under the Company’s Purchase Agreement with Ionic Ventures LLC, the Company had the right, but not the obligation, to sell to Ionic up to $22 million of registered Ordinary Shares.

In May and June 2023, the Company issued an aggregate of 2,401,776 ordinary shares to Ionic Ventures LLC for gross proceeds of $7.0 million. The Company received net proceeds of approximately $6.7 million after deducting commissions payable to the placement agent.

In July and August 2023, the Company issued an aggregate of 4,345,887 ordinary shares to Ionic Ventures LLC for gross proceeds of $15.0 million. The Company received net proceeds of $14.3 million after deducting commissions payable to the placement agent.

In August and September 2023, the Company sold an aggregate of 781,602 ordinary shares in connection with the at-the-market offering. The Company received net proceeds of $1.9 million, net of offering costs.

In the fourth quarter of 2023, the Company sold an aggregate of 13,962,424 ordinary shares in connection with the at-the-market offering. The Company received net proceeds of $43.3 million, net of offering costs.

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

Cash flows

	For the Years Ended December 31,
	2023	2022	2021
Net Cash Provided by (Used in) in Operating Activities	$1,105,588	$(8,496,028)	$(17,351,892)
Net Cash Used in Investing Activities	(69,159,064)	(18,605,265)	(46,841,220)
Net Cash Provided by Financing Activities	52,223,350	18,713,825	106,186,507
Net (decrease) increase in cash, cash equivalents, and restricted cash	(15,830,126)	(8,387,468)	41,993,395
Cash, cash equivalents and restricted cash, beginning of year	34,011,060	42,398,528	405,133
Cash, cash equivalents and restricted cash, end of year	$18,180,934	$34,011,060	$42,398,528

Operating Activities

Net cash collected from operating activities was $1.1 million for the year ended December 31, 2023, derived mainly from (i) net loss of $13.9 million for the year ended December 31, 2023 adjusted for digital assets of $44.2 million from our mining services, depreciation expenses of property and equipment of $14.4 million, gain from exchange of digital assets of $18.8 million, impairment of digital assets of $6.6 million, and share-based compensation expenses of $9.1 million, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in digital assets and stable coins of $46.9 million as net proceeds from sales of and payments of digital assets and stable coins.

Net cash used in operating activities was $8.5 million for the year ended December 31, 2022, derived mainly from (i) net loss of $105.3 million for the year ended December 31, 2022, adjusted for digital assets of $32.3 million from our mining services, depreciation expenses of miners of $27.8 million, gain from exchange of digital assets of $6.5 million, impairment of digital assets of $24.7 million, impairment of property and equipment of $50.0 million, and share-based compensation expenses of $2.3 million, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in digital assets and stable coins of $25.1 million as net proceeds from sales of digital assets and stable coins, and an increase in accounts payable of $3.2 million.

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

Investing Activities

Net cash used in investing activities was $69.2 million for the year ended December 31, 2023, primarily attributable to purchases of and deposits made for property and equipment of $66.7 million, investment of $2.2 million in three equity investments, and loans of $0.4 million made to one third party, partially offset by proceeds of $90 thousand from the divestment of an equity investment.

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

Financing Activities

Net cash provided by financing activities was $52.2 million for the year ended December 31, 2023, primarily attributable to the net proceeds of $45.3 million from direct offering with Ionic Ventures, an institutional investor, and the net proceeds of $8.6 million from at-the-market offering, partially offset by the payment of dividends of $1.6 million to a related party preferred shareholder.

Net cash provided by financing activities was $18.7 million for the year ended December 31, 2022, primarily attributable to the net proceeds of $21.0 million from direct offering with Ionic Ventures, an institutional investor, and partially offset by the payment of liquidated damage fees of $2.2 million as the registration statement for resale of shares issued in one of our private placements was declared effective by the SEC late on January 25, 2022.

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

Recently Issued and Adopted Accounting Pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the consolidated financial statements as of December 31, 2023.

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this news release. Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements reflecting our current expectations that involve risks and uncertainties (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Actual results and the timing of events in this news release includes information about hash rate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those discussed in our such forward-looking statements as a result of many factors, including, but not limited to: supply chain disruptions may have a material adverse effect on the Company’s performance; the ability to establish new facilities for bitcoin mining in North America and elsewhere; a decrease in cryptocurrency migrating and then operating its assets; a decrease in cryptocurrency pricing; volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; issues in the development and use of AI; regulations that target AI, and governmental regulations and other legal obligations and other legal obligations related to data privacy, data protection and information security, and other related risks as more fully set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2023 and other documents disclosed under the Company’s filings at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2023.

Directors/Executive Officers	Age	Position/Title
Zhaohui Deng	55	Chairman of Board of Directors
Samir Tabar	52	Chief Executive Officer
Erke Huang	35	Chief Financial Officer and Director
Ichi Shih	53	Independent Director
Jiashu (Bill) Xiong	32	Executive Director
Brock Pierce	44	Independent Director

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

Samir Tabar

Mr. Tabar served as Chief Strategy Officer from March 31, 2021 to March 31, 2023 when he was appointed Chief Executive Officer of the Company. Mr. Tabar was an independent contractor for Centerboard Securities LLC, as a FINRA registered representative, from January 2020 until his resignation on March 31, 2023. Prior thereto, Mr. Tabar served as the Co-Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020. Prior to this, he served as a Partner to FullCycle Fund from December 2015 to April 2017. Prior to this, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2010 to April 2011. Prior to this, he was Co-Head of Marketing at Sparx Group from January 2004 to 2010. Prior to this, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from September 2001 to January 2004. Mr. Tabar received his Bachelor of Arts from Oxford University in 2000 and received his Master of Law (LL.M.) from Columbia University School of Law in 2001. He was associate editor of the Columbia Law Business Law Journal in 2000, and is a current member of the New York State Bar Association.

Erke Huang

Mr. Huang has served as Chief Financial Officer of the Company from October 18, 2019, as a Director since October 30, 2019 and as Interim Chief Executive Officer from February 2, 2021 until March 31, 2021. Prior thereto, Mr. Huang served as the Co-Founder and Advisor of Long Soar Technology Limited from August 2019 to October 2020 and as the Founder/CEO of Bitotem Investment Management Limited from May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil & Environmental Engineering from Carnegie Mellon University in 2012.

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

Jiashu (Bill) Xiong

On October 13, 2023, the Board of Directors elected Jiashu (Bill) Xiong (“Xiong”) to the Board of Directors He replaced his father, Yan Xiong, who resigned on that day for personal reasons. There were no disagreements with Yan Xiong. Xiong has been actively developing open-source projects and startups since 2007. He had previously served as the IT Manager for the Agricultural Bank of China’s Canada from February 2017 to March 2023. He also served as an advisor to numerous software-as-a-service projects and startups. Xiong received a bachelor’s degree in Computer Science and Software Engineering from the University of Victoria.

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

6.B. Compensation

For the fiscal years ended December 31, 2023, 2022 and 2021, we paid an aggregate of approximately $2,324,459, $1,064,000 and $2,505,542, respectively, in cash to our executive officers, and $32,646, $4,000 and $4,000, respectively, to our non-executive directors.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for awarded to or earned by (i) each individual serving as our principal executive officer and principal financial officer during the fiscal years ended December 31, 2023 and 2022, and (ii) the three (3) most highly compensated individuals; and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary	Cash Bonus	Stock Awards		Stock Based Comp(6)	Non-Equity Incentive Plan Comp	Paid Deferred Comp Earnings	All Other Comp	Total
Bryan Bullett, previously CEO(1)	2023	$1,125,000	-	-		-	-	-	-	$1,125,000
	2022	$500,000	-	-		-	-	-	-	$500,000
Erke Huang, CFO and Director(2)	2023	$499,459	200,000	750,000	(4)	$2,837,000				$3,536,459
	2022	$64,000	-	-		-	-	-	-	$64,000
Samir Tabar, CEO and previously CSO(3)	2023	$500,000	-	300,000	(5)	$1,239,500	-	-	-	$1,739,500
	2022	$500,000	-	-		-	-	-	-	$500,000

(1)	Mr. Bullett served as Chief Executive Office from March 31, 2021 to March 31, 2023.

(2)	Mr. Huang has served as CFO since October 18, 2019 and as Interim CEO from February 2, 2021 until March 31, 2021. On March 31, 2023, with a change in senior management, Mr. Huang’s salary increased to $600,000 per annum, pursuant to an amendment to his employment agreement with the Company, as summarized below under “Employment Agreements.”

(3)	Mr. Tabar served as CSO from March 31, 2021 to March 31, 2023. On March 31, 2023, Mr. Tabar began to serve as Chief Executive Officer of the Company.

(4)

Mr. Huang was awarded 750,000 restricted stock units (RSUs) pursuant to his compensation arrangement. 300,000 RSUs awarded to Mr. Huang were granted under the Company’s 2021 Second Omnibus Equity Incentive Plan and 450,000 RSUs awarded to Mr. Huang were granted under the Company’s 2023 Omnibus Equity Incentive Plan. Both plans are described in Section 10.B. Memorandum and Articles of Association – Share Options/Restricted Share Units.

(5)	Mr. Tabar was awarded 300,000 restricted stock units (RSUs) pursuant to his compensation arrangement. The RSUs awarded to Mr. Tabar were granted under the Company’s 2021 Second Omnibus Equity Incentive Plan described in Section 10.B. Memorandum and Articles of Association – Share Options/Restricted Share Units.

(6)	The “Stock Based Comp” column represents the aggregate grant date fair value for RSUs granted under the Company’s 2021 Omnibus Equity Incentive Plan and 2023 Omnibus Equity Incentive Plan during fiscal year 2023, computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 (“ASC 718”). See Note 2 to our consolidated financial statements for details on the assumptions used to determine the grant date fair value of the restricted stock units. As of December 31, 2023, fair value of the vested and issued RSUs, based on the closing price on the vesting date, for Messrs. Huang and Tabar is $2,837,000 and $1,239,500, respectively.

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

Bryan Bullett

Mr. Bullett was employed under a two-year Employment Agreement effective March 31, 2021 until March 31, 2023. He was compensated at the rate of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Bullett’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He has been eligible for a discretionary yearly cash bonus based on targets and performance criteria to be established by the Board. Mr. Bullett was awarded 120,765 restricted stock units (“RSUs”) under his Employment Agreement. The RSUs were awarded under the 2021 Omnibus Equity Incentive Plan approved by the Company’s shareholders at its April 2021 Annual General Meeting.

Pursuant to a Confidential Negotiated Separation Agreement and General Release dated March 13, 2023, Mr. Bullett resigned his employment with the Company as Chief Executive Officer effective March 31, 2023. The Company paid Mr. Bullett a lump sum of $1,000,000 of severance pay under his Employment Agreement. All of the outstanding RSUs had already vested. Under the agreement the Company released Mr. Bullett from any and all express or implied lock-ups or restrictions on trading Company securities and to the extent Mr. Bullett is considered an insider at any time following the effective date of the Agreement and General Release, the Company will provide him with an open trading window at least once per quarter.

Additionally, on March 13, 2023, with effectiveness on March 31, 2023, the Company entered into an Advisory Agreement with a pass through entity wholly owned and controlled by Mr. Bullett. Through the entity, Mr. Bullett will serve the role of Senior Advisor to the Company and will provide certain advisory services to the Company, such as global expansion, business development, product, technology, ecosystem development, strategic partnerships advice and strategic introductions.

Samir Tabar

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

Director Compensation

The Company and each of its independent directors, Ms. Ichi Shih and Zhaohui Deng, entered into director agreements pursuant to which the Company agreed to pay each director one thousand ($1,000) dollars per quarter for serving on the Board for a one-year period, subject to a one-year renewal. In 2021, the Board also authorized one-time 10,000 RSUs award with immediate vesting to Ichi Shih for her services pursuant to the Company’s 2021 Omnibus Equity Incentive Plan. In October 2022, 30,000 RSUs were awarded under the Second 2021 Omnibus Equity Incentive Plan with immediate vesting for her services as Chairman of the Audit Committee during 2022. In December 2023, 30,000 RSUs were awarded under the Second 2021 Omnibus Equity Incentive Plan with immediate vesting for her services as Chairman of the Audit Committee during 2023. The Company shall also reimburse each director for reasonable and approved expenses incurred by him or her in connection with the performance of their duties under the director agreements.

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

As recommended by the Company’s Nominating and Corporate Governance Committee, the Company entered into a Director Agreement with Jiashu (Bill) Xiong (“Xiong”), pursuant to which Xiong served as executive director on the Company’s Board of Directors, effective October 13, 2023. The Director Agreement provides for Xiong to serve on the Company’s subcommittees, the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, as reasonably requested. Xiong is receiving cash compensation for his services on the Board equal to $4,000 a year paid on a quarterly basis. Xiong is also receiving a salary of $68,000 from Bit Digital Canada, Inc., as the Company’s IT Director  paid on a monthly basis. While Xiong is a member of the Board and for a twelve-month period following termination of the Director Agreement, he cannot have any connections with any business or venture that competes, directly or indirectly, with the Company. For a period of three (3) years from termination of the Director Agreement, Xiong is prohibited from interfering with the Company’s relationship with or seek to have any employee or customer of the Company leave the Company.

There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which each independent director had, or will have, a direct or indirect material interest.

Board of Directors and Committees

Our Board currently only consists of 5 directors, including Zhaohui Deng, Chairman of the Board, Erke Huang, Bill Xiong, Ichi Shih and Brock Pierce. We maintain an audit committee, a compensation committee and a nominating and corporate governance Committee. Each of the committees of the Board has the composition and responsibilities described below.

Audit Committee

Ms. Ichi Shih, Bill Xiong, Brock Pierce and Zhaohui Deng are the members of our Audit Committee, where Ichi Shih serves as the Chairwoman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

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

Compensation Committee

Bill Xiong, Zhaohui Deng, Brock Pierce and Ichi Shih are the members of our Compensation Committee and Bill Xiong is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Zhaohui Deng, Bill Xiong, Brock Pierce and Ichi Shih are the members of our Nominating and Corporate Governance Committee and Zhaohui Deng is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted a charter for the Nominating and Corporate Governance Committee. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Zhaohui Deng, Ichi Shih and Brock Pierce are “independent directors” as defined by Nasdaq.

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

	Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owners(1)	Number		Voting Securities %
Directors and Officers:
Erke Huang	1,050,000	(3)(4)	11.8	%(3)(4)
Zhaohui Deng	700,000	(3)	22.9	%(3)
Bill Xiong	-		-
Ichi Shih	70,000	(5)	*
Brock Pierce	20,000	(6)	*
Bryan Bullett	49,137	(7)	*
Samir Tabar	413,089	(7)(8)	*
All directors and officers as a group (seven individuals)	2,302,226		31.1%

5% shareholders:
BlackRock, Inc.(9)	9,671,926		8.2%
50 Hudson Yards New York, New York 10001

Invesco Ltd.(10)	7,425,696		6.3%
1331 Spring Street, NW Suite 2500 Atlanta, GA 30309

*	Less than 1% of issued and outstanding shares.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Bit Digital, Inc., 33 Irving Place, New York, New York 10003.

(2)	Applicable percentage of voting securities prior to the date of this report is based on 118,122,690 Ordinary Shares outstanding and one million preference shares, each with fifty (50) votes, or an aggregate of 50,000,000 voting securities as of March 1, 2024, together with securities exercisable or convertible into Ordinary Shares within sixty (60) days as of such date for each shareholder.

(3)

Erke Huang (through Even Green Holdings Limited) and Zhaohui Deng are the beneficial owners of 300,000 and 700,000 Ordinary Shares, respectively, issuable upon the conversion of 1,000,000 Preference Shares owned by Geney Development Limited (“GDL”), a BVI entity, located at 4th Floor Waters Edge Building, Meridian Plaza, Road Town, Tortola VG1110, British Virgin Islands. The Company’s Amended and Restated Articles of Association (the “AOA”), filed in the Cayman Islands on or about April 30, 2021, provides that (i) all Preference Shares are convertible into Ordinary Shares on a one-for-one basis and (ii) for all Company matters requiring the vote of Members by a poll or by proxy, each Preference Share shall carry the equivalent number of votes as 50 Ordinary Shares, or an aggregate of 50,000,000 votes, which are equal to approximately 42.3% of the 118,122,690 issued and outstanding shares as of March 1, 2024 or approximately 29.7% of the Voting Securities, including the Preference Shares.

(4)	Includes a total of 750,000 Ordinary Shares issued under restricted stock units (“RSUs”) granted in 2023 pursuant to his employment agreement.

(5)	Represents 10,000, 30,000 and 30,000 Ordinary Shares issued under RSUs granted and vested in October 2021, October 2022, and December 2023, respectively.

(6)	Represents 20,000 Ordinary Shares issued under RSUs granted and vested pursuant to the Director Agreement under which Mr. Pierce is serving.

(7)

These shares include those remaining issued and outstanding from 120,765 shares issued to each of Mr. Bullett and Mr. Tabar upon exchange of RSUs awarded under their respective employment agreements entered into, each effective as of March 31, 2021 and the remaining 40,000 shares were issued upon exchange of RSUs awarded pursuant to Board of Directors’ resolutions adopted on July 29, 2021. The RSUs were awarded under the Company’s 2021 Omnibus Equity Incentive Plan. The initial 135,765 shares issued to both Mr. Bullett and Mr. Tabar vested in twenty-four (24) equal monthly installments commencing in February 2021. The 40,000 RSUs (as exchanged for Ordinary Shares) issued to each of Messrs. Bullett and Tabar were fully vested upon award.

(8)	These shares include 300,000 Ordinary Shares under RSUs were granted and vested in 2023 pursuant to his employment agreement.
(9)	As disclosed in Schedule 13G filed by Black Rock Inc. on March 7, 2024, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of Bit Digital, Inc. No one person’s interest in the common stock of Bit Digital, Inc. is more than five percent of the total outstanding common shares.

(10)

As disclosed in Schedule 13G filed by Invesco Ltd. on February 12, 2024, Invesco Capital Management LLC is a subsidiary of Invesco Ltd., and it advises the Invesco CoinShares Global Blockchain UCITS ETF which owns 6.3% of the security reported therein.  However, no one individual has greater than 5% economic ownership.  The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 30, 2023, the Board of Directors adopted a clawback policy which provides for the recovery of certain executive compensation in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the federal securities laws. Since the adoption of this policy, there have been no accounting restatements, nor is there any compensation to be recovered.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

See Item 6B. “Compensation” for information concerning employment agreements entered into with each of the Company’s executive officers: Bryan Bullett, our former Chief Executive Officer, Erke Huang, Chief Financial Officer, and Samir Tabar, current Chief Executive Officer and former Chief Strategy Officer.

Bit Digital Iceland ehf appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSUs. Concurrently, Daniel is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of Bit Digital Iceland ehf. Additionally, Bit Digital Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our specialized cloud infrastructure services in Iceland. As of December 31, 2023, the Company owed $21,592 to Daniel for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered.

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

Legal Proceedings

See “Item 4. Information on the Company – Legal Proceedings.”

Dividends

We currently intend to retain all future earnings to finance our operations and to expand our business. The 1,000,000 preference shares beneficially held by an officer and a director of the Company are entitled to eight (8%) percent annual dividends if and when decided by the Board of Directors. On February 7, 2023 and again on December 8, 2023, the Board of Directors declared eight (8%) percent ($800,000) dividends on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhao Hui Deng, the Company’s Chairman of the Board.

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

Our authorized share capital is 350,000,000 shares consisting of 340,000,000 Ordinary Shares, par value $0.01 per share and 10,000,000 preferred shares, par value $0.01 per share. As of March 1, 2024, there were 118,122,690 Ordinary Shares and 1,000,000 preferred shares issued and outstanding, with 50 votes per preferred share.

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

Share Options/Restricted Share Units

The Company’s Board of Directors adopted the 2021 Omnibus Equity Incentive Plan (the “2021 Plan”), which was approved by the Company’s shareholders at the Annual General Meeting on April 20, 2021. An aggregate of 2,415,293 Restricted Stock awards were granted under the 2021 Plan and no Ordinary Shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 Ordinary Shares reserved for issuance under the Company’s 2021 Second Omnibus Equity Incentive Plan (the “2021 Second Plan’), under which 2,886,372 RSUs were granted and 365,000 incentive stock options were outstanding as of December 31, 2023. There are 5,000,000 Ordinary Shares reserved for issuance under the Company’s 2023 Omnibus Equity Incentive Plan (the “2023 Plan’), under which 450,000 RSUs were granted as of December 31, 2023.

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

10.E. Taxation

The following discussion of material Cayman Islands, PRC mainland, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Davidoff Hutcher& Citron LLP.

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

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our outstanding voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those general rules summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax, non-United States tax considerations or the Medicare tax. Accordingly, each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of making an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust (e.g., Trustee) or (B) that has otherwise elected to be treated as a United States person under the Code.

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

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (a/k/a “PFIC”) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as same is determined under U.S. federal income tax principles). With respect to U.S. corporate Holders, the dividends paid on Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to U.S. non-corporate Holders, including individual U.S. Holders, dividends are currently taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved foreign income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no foreign income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our Ordinary Shares.

To the extent that the amount of the distribution exceeds our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax cost basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax cost basis, the excess will be taxed as capital gain income. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a fully taxable dividend income even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an Ordinary Share equal to the difference between the amount realized (in U.S. dollars) and your tax cost basis (in U.S. dollars). The gain or loss will be long-term or short term capital gain or loss depending on the length of time held. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such long-term capital gains. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Holder from the sale or other disposition of Ordinary Shares will generally be sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company (“PFIC”)

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

We must make a separate determination each year as to whether we are a PFIC. Whether we are a PFIC for 2021 or any future taxable year is uncertain because, among other things, the treatment of digital asset such as bitcoin for purposes of the PFIC rules is unclear. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, we express no opinion with respect to our potential PFIC status and also express no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. Holders contemplating an investment in the Ordinary Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC classification by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income (not capital gain), and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest marginal tax rate in effect for that year, and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital gain income, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted tax cost basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain income. You are allowed an ordinary loss for the excess, if any, of the adjusted tax cost basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your tax cost basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts taken into account.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” (“QEF”) election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid QEFelection with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the QEF election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury Regulations. We do not currently intend to prepare or provide the information that would enable you to make a QEF election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new tax cost basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the available elections discussed above.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the foreign currency exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder is not generally required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency is generally treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year or (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of investment property (i.e., excluding other property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of Ordinary Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on investment income.

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

U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules for the Ordinary Shares.

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

Market price risk of digital assets

The price of bitcoin has experienced significant fluctuations over its existence and may continue to fluctuate significantly in the future. Bitcoin average prices per coin ranged from approximately $7,572.30 in 2018; $7,395.25 in 2019; $11,116.38 in 2020; $47,436.93 in 2021; to $28,197.75 in 2022; to $28,859.45 per coin in 2023 and $42,919.61 per coin in January 2024, and a low of $41,879.19 per coin and a high of $63,913.13 per coin in February 2024 according to CoinMarketCap. The price of ETH has likewise experienced significant fluctuation over its existence since we started the ETH staking business in the fourth quarter of 2022. Ethereum average prices per coin ranged from $1,987.39 in 2022; to $1,795.16 in 2023 and $2,374.86 per coin in January 2024, and a low of $2,243.57 per coin and a high of $3,518.97 per coin in February 2024 according to CoinMarketCap.

We expect our results of operations to continue to be affected by the bitcoin price as most of our revenue is from bitcoin mining production as of the date of this report. Any future significant reductions in the price of bitcoin and ETH will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the bitcoin and ETH price will remain high enough to sustain our operation or that the bitcoin and ETH price will not decline significantly in the future. Furthermore, fluctuations in the bitcoin and ETH price can have an immediate impact on the trading price of our Ordinary Shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the bitcoin price. For example, the bankruptcy filings and regulatory proceedings described in the report, as well as the usage of bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to price volatility. Additionally, the reward for bitcoin mining will decline over time, with the most recent halving event occurred in May 2020 and the next one to occur in or about April 2024, which may further contribute to bitcoin price volatility.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Foreign exchange risk

Our contractual agreements are primarily denominated in U.S. dollars, which serves as our functional currency for financial reporting. However, we incur certain operational expenses in the local currencies of the jurisdictions in which we operate, including Canada, Iceland, Singapore, and Hong Kong. Consequently, fluctuations in foreign currency exchange rates may impact our financial performance. Historically, foreign currency transaction gains and losses have not been material to our financial statements.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2023.

Our independent registered public accounting firm, Audit Alliance LLP, has issued an audit report on management’s assessment of internal control over financial reporting as of December 31, 2023. The report of Audit Alliance LLP is included below under the heading “Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting”.

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Bit Digital, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Bit Digital, Inc. and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, of the Company and our report dated March 18, 2024 expressed an unqualified opinion thereon.

Basis of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Audit Alliance LLP

Singapore,

March 18, 2024

(c) Changes in Internal Control over Financial Reporting

For the period ended December 31,2022, management identified material weaknesses in internal control over financial reporting, specifically in the following areas:

●	Lack of a functional internal audit department or personnel to monitor the consistencies of the internal control procedures;
●	Information Technology General Controls, including the absence of formal policies and procedures to govern access and security to data, applications, networks, hardware and firmware.

Our management has been and continues to be committed to remediating these material weaknesses. As a result of our remediation efforts, which are described below, the identified weaknesses have been fully remediated as of December 31, 2023. Our remediation efforts included the following:

●	Establishing formal internal control policies and procedures and practices

i.	Engaging a well-established SOX advisory firm to evaluate internal controls and to report on the results of that evaluation.
ii.	Hiring an independent IT technical expert to assess the IT environment as well as internal controls and to assist in remediation efforts.
iii.	Hiring an experienced financial and IT controls expert to work with management and staff in implementing policy, procedures, and knowledge management protocols to sustain compliance with SOX internal controls over financial reporting.
iv.	Providing training on policies, procedures and GAAP compliance.

●	Implementing new applications and systems aligned with our focus on strong internal controls, as well as complete and accurate financial information

i.	Formalizing the process for user access provisioning and de-provisioning, along with a knowledge management protocol to ensure robust knowledge transfer. Periodic reviews of user access were conducted based on the system risk, at least annually, to ensure alignment with segregation of duties and user responsibilities.
ii.	Formalizing back-up and recovery protocols for relevant applications or data.
iii.	Formalizing change management policies and procedures to ensure that the enforcement of these protocols effectively bolsters centralized monitoring.
iv.	Evaluating vendors, including but not limited to our hosting partners, at least bi-annually or more often based on an assessment of vendor risk.
v.	Refining policies and procedures related to shipping, receiving and monitoring to improve the management and protection of fixed assets.

Although these weaknesses have been remediated, our management will continue to periodically assess the effectiveness of the design of the controls from time to time.

Other than the remediation efforts mentioned above, there have been no changes in our internal controls over financial reporting during our twelve months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Ichi Shih, Bill Xiong, Brock Pierce and Zhaohui Deng. Our board of directors has determined Ichi Shih, Brock Pierce and Zhaohui Deng are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Ichi Shih meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2023, no amendments to or waivers from the Code were made or given for any of our executive officers. The code of ethics is updated as needed from time to time. A copy of our code of Ethics has previously been filed as Exhibit 11(a) to Form 20-F. The Code of Ethics is posted on our Internet website at www.bit-digital.com. A copy of the Code of Ethics will be provided by us without charge upon the oral or written request of any person. Written requests should be directed to Bit Digital, Inc., 33 Irving Place, New York 10003. Attention: Corporate Secretary. Oral requests may be directed to the Corporate Secretary at (212) 463-5121.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Audit fees(1)	$162,670	232,230	190,000
Audit related fees(2)	13,003	49,230	50,940
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
Total	$175,673	281,460	240,940

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit related fees” and “Tax fees.”

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

As of June 30, 2023, the date of determination, we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

The Company’s auditor, Audit Alliance LLP, is PCAOB registered and based in Singapore. Under the Holding Foreign Companies Accountable Act (the “HFCAA”), the PCAOB is permitted to inspect our independent public accounting firm. There is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA requiring the SEC to prohibit an issuer’s securities from trading on any U.S. securities exchange and on the over-the-counter market, if the auditor is not subject to PCAOB inspections for two consecutive years (as amended) and this ultimately could result in our Ordinary Shares being delisted. The PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. While the audit report of Audit Alliance LLP included in this report was prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future.

ITEM 16J. INSIDER TRADING POLICIES

(a) The Company has adopted an Insider Trading Policy and procedures governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that are reasonably designated to promote compliance with applicable insider trading laws, rules and regulations and any listing standards applicable to the Company.

(b) A copy of the Insider Trading Policy has previously been filed as Exhibit 11(b) to this Form 20-F. A copy of the Company’s Code of Ethics has previously been filed as Exhibit 11(a) to this Form 20-F.

(c) The Insider Trading Policy is provided in an Interactive Data File.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management, strategy and governance

The Company’s cybersecurity principles, goals and targets are defined in a Policy approved by the Board of Directors. This Policy is anchored in a risk-based approach based on industry standards to balance the level of cybersecurity against the risks faced by the Company. Material risks are managed by both internal resources and third-party contractors, with cybersecurity risk monitoring integrated into our overall risk management program. The Company believes that effective information security management is necessary for the secured sharing and protection of information within the Company’s cyberspace.

The Policy applies to all directors, officers, employees and contractors of the Company and any parent, holding companies and subsidiaries regardless of their contract terms, who use the Company’s technological devices.

The Board of Directors is responsible for leading the Company to minimize the risk of unauthorized and malicious use, disclosure, potential theft, alteration or damaging effects on the Company’s operations while concurrently enabling the sharing of information in cyberspace. The Board of Directors is committed to ensuring that risks to the confidentiality, integrity or availability of Company-owned information assets are managed appropriately by implementing an information security risk management approach.

The Board of Directors oversees the Policy and its implementation of the Company’s oversight, programs, procedures, and policies related to cybersecurity, cybersecurity risks, information security, and data privacy. Team leads from various departments of the Company have been identified under the Policy to report to the Company’s Head of IT overseeing the cybersecurity strategy as defined in the Policy.

The management team includes members with IT backgrounds and relevant experience to guide our cybersecurity efforts. Management ensures that employees are provided with adequate resources and training to fully understand cybersecurity guidelines and expectations. In the event of a Policy breach, Members of the management team may be asked by the IT Department to assist with security investigations. If any member of management is unaware of the best course of action in dealing with an IT-related matter, the manager shall immediately contact the Company’s third-party IT representative. Upon discovering a potential violation of the Policy or a cybersecurity breach, the member of management must document the incident and request the individual surrender possession of any devices that may have suffered a security breach.

We assessed all third-party vendors, including our third-party IT firm, before engaging them for various services, including our enhanced risk management program. We have partnered with a third-party IT firm for comprehensive cybersecurity services, with the Managed Security Operations Center operating 24/7/365 for continuous monitoring, incident remediation, and reporting. Services include attack surface reduction, pre- and post-execution threat detection, investigation, and elimination of threats, as well as vulnerability and threat hunting. The Head of IT will be notified and proceed accordingly if an incident requires our input.

Additionally, the Company’s management reports to the Board of Directors on the Company’s and its subsidiaries’ strategies, risks, metrics and operations relating to cybersecurity and information security matters, including significant cybersecurity and information security-related projects and initiatives and related progress, the integration and alignment of such strategy with the Company’s overall business and strategy, and trends that may affect such strategy or operations.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors— Cyberattacks and security breaches of our system, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.” and “We may suffer significant and adverse effects due to hacking or one or more adverse software events” under Item 3.D.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item follow are as follows:

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of Bit Digital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Digital, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Accounting for and Disclosure of Digital Assets Held in Fund

As disclosed in Note 2 to the consolidated financial statements, the Company made of investment of 2,701 Ethereum, with a fair value of $4.7 million, into Bit Digital Innovation Master Fund SPC Ltd. (the “Fund”). The Company performed a Variable Interest Entity (“VIE”) analysis for the entities in the organizational structure and concluded Bit Digital Innovation Master Fund SPC Ltd. is a VIE. The Fund was consolidated based on the Company's financial control interest. As a result, the assets held in the Fund are included in current assets in the Consolidated Balance Sheets under the caption digital assets held in Fund.

We identified the consolidation analysis as a critical audit matter because the consolidation analysis involved an interpretation of especially complex accounting principles generally accepted in the United States of America. The evaluation of management’s determination of control required an increased extent of effort.

The procedures we performed to address this critical audit matter included the following:

●	Evaluated management’s rationale for the inclusion of Digital Assets Held in Fund as a current asset on the balance sheets.

●	We read agreements, traced and agreed the facts included in the management’s accounting treatment memo to the agreements, and evaluated the assumptions used to arrive at the determined conclusion.

●	We examined supporting evidence for Digital Assets Held in Fund transactions, including managements processes for calculating the fair value of the fund.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2020.

Singapore,

March 18, 2024

PCAOB ID No. 3487

BIT DIGITAL, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2022

(Expressed in US dollars, except for the number of shares)

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$16,860,934	$32,691,060
Restricted cash	1,320,000	1,320,000
USDC	405,596	626,441
Digital assets	40,456,083	27,587,328
Income tax receivable	-	736,445
Other current assets	18,188,032	1,433,999
Digital assets held in fund	6,115,538	-
Total Current Assets	83,346,183	64,395,273

Non-Current Assets
Loans receivable	400,000	-
Investment securities	4,373,685	1,787,922
Deposits for property and equipment	4,227,371	2,594,881
Operating lease right-of-use assets	6,216,255	-
Property and equipment, net	81,474,649	22,609,391
Other non-current assets	9,290,239	9,033,200
Total Non-Current Assets	105,982,199	36,025,394

Total Assets	$189,328,382	$100,420,667

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,316,343	$3,628,619
Deferred Revenue	13,073,449	-
Current portion of operating lease liability	1,864,779	-
Income tax payable	50,973	-
Accrued litigation settlement cost	-	2,100,000
Other payables and accrued liabilities	9,775,718	1,714,735
Total Current Liabilities	27,081,262	7,443,354

Non-Current Liabilities
Other long-term liabilities	1,883,333	-
Non-current portion of operating lease liability	4,351,476	-
Long-term income tax payable	3,196,204	3,044,004
Deferred tax liability	112,251	-
Total Non-Current Liabilities	9,543,264	3,044,004

Total Liabilities	36,624,526	10,487,358

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, $0.01 par value, 10,000,000 and 10,000,000 shares authorized, 1,000,000 and 1,000,000 shares issued and outstanding of December 31, 2023 and 2022, respectively	9,050,000	9,050,000
Ordinary shares, $0.01 par value, 340,000,000 and 340,000,000 shares authorized, 107,421,813 and 82,615,569 shares issued, 107,291,827 and 82,485,583 shares outstanding as of December 31, 2023 and December 31, 2022, respectively	1,074,218	824,856
Treasury stock, at cost, 129,986 and 129,986 shares as of December 31, 2023 and 2022, respectively	(1,171,679)	(1,171,679)
Additional paid-in capital	290,660,609	212,646,143
Accumulated deficit	(146,909,292)	(131,416,011)
Total Shareholders’ Equity	152,703,856	89,933,309
Total Liabilities and Shareholders’ Equity	$189,328,382	$100,420,667

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2023, 2022 and 2021

(Expressed in US dollars, except for the number of shares)

	For the Years Ended December 31,
	2023	2022	2021
Revenues	$44,916,131	$32,296,593	$96,078,570

Operating costs and expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(29,556,585)	(20,374,633)	(30,739,776)
Depreciation and amortization expenses	(14,426,733)	(27,829,730)	(13,113,964)
General and administrative expenses	(27,668,592)	(22,984,784)	(39,154,204)
Realized gain on exchange of digital assets	18,789,998	6,548,841	20,813,167
Impairment of digital assets	(6,632,437)	(24,654,267)	(27,993,571)
Impairment of property and equipment	-	(50,038,650)	-
Loss on write-off of deposit to hosting facility	(2,041,491)	(129,845)	-
Total operating expenses	(61,535,840)	(139,463,068)	(90,188,348)

(Loss) income from operations	(16,619,709)	(107,166,475)	5,890,222

Net (loss) gain from disposal of property and equipment	(165,160)	1,353,299	(3,746,247)
Gain from sale of investment security	8,220	1,039,999	-
Other income (expense), net	3,162,412	(1,116,276)	702,414
Total other income (expense), net	3,005,472	1,277,022	(3,043,833)

(Loss) income before income taxes	(13,614,237)	(105,889,453)	2,846,389

Income tax (expenses) benefits	(279,044)	592,850	(3,856,341)
Net loss	(13,893,281)	(105,296,603)	(1,009,952)

Weighted average number of ordinary share outstanding
Basic	87,534,052	78,614,174	55,440,527
Diluted	87,534,052	78,614,174	55,440,527

Loss per share
Basic	$(0.16)	$(1.34)	$(0.02)
Diluted	$(0.16)	$(1.34)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for the number of shares)

	Preferred Shares		Common Shares		Treasury		Additional paid -in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Par Value	Shares	Par Value	capital	Deficit	equity
Balance, December 31, 2020	-	-	48,043,788	$480,438	-	$-	$53,219,626	$(16,069,456)	$37,630,608
Issuance of ordinary shares pursuant to certain private placements	-	-	13,752,810	137,528	-	-	71,200,206	-	71,337,734
Issuance of ordinary shares pursuant to conversion of convertible notes	-	-	279,662	2,797	-	-	1,277,203	-	1,280,000
Issuance of ordinary shares pursuant to direct offerings	-	-	6,197,194	61,972	-	-	34,193,028	-	34,255,000
Share-based compensation in connection with issuance of ordinary shares	-	-	180,232	1,802	-	-	1,444,296	-	1,446,098
Issuance of ordinary shares in connection with share-based compensation	-	-	2,253,217	22,532	-	-	20,438,786	-	20,461,318
Exchange of ordinary shares into preferred shares	1,000,000	9,050,000	(1,000,000)	(10,000)	-	-	-	(9,040,000	-
Withholding of ordinary shares for payment of employee withholding taxes	-	-	(115,514)	-	(115,514)	(1,094,859)	1,094,859	-	-
Net loss	-	-	-	-	-	-	-	(1,009,952)	(1,009,952)
Balance, December 31, 2021	1,000,000	9,050,000	69,591,389	$697,069	(115,514)	$(1,094,859)	$182,868,004	$(26,119,408)	$165,400,806
Withholding of ordinary shares for payment of employee withholding taxes	-	-	(14,472)		(14,472)	(76,820)	-	-	(76,820)
Share-based compensation in connection with issuance of ordinary shares to employees	-	-	161,768	1,618	-	-	1,807,964	-	1,809,582
Share-based compensation in connection with issuance of ordinary shares to consultants and director	-	-	24,000	240	-	-	121,860	-	122,100
Share-based compensation in connection with issuance of share options to employees	-	-	-	-	-	-	326,712	-	326,712
Share-based compensation in connection with issuance of ordinary shares for marketing services	-	-	245,098	2,451	-	-	997,549	-	1,000,000
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	10,990,327	109,903	-	-	20,900,097	-	21,010,000
Issuance of ordinary shares in exchange of bitcoin miners	-	-	1,487,473	14,875		-	5,622,657	-	5,637,532
Net loss	-	-	-	-	-	-	-	(105,296,603)	(105,296,603)
Balance, December 31, 2022	1,000,000	9,050,000	82,485,583	$826,156	$(129,986)	$(1,171,679)	$212,644,843	$(131,416,011)	$89,933,309
Share-based compensation expense	-	-	-	-	-	-	442,312	-	442,312
Declaration of dividends to preferred shareholders	-	-	-	-	-	-	-	(1,600,000)	(1,600,000)
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	6,747,663	67,477	-	-	20,942,523	-	21,010,000
Issuance of common stock/At-the-market offering, net of offering costs	-	-	14,744,026	147,440	-	-	45,103,361	-	45,250,801
Share-based compensation in connection with issuance of ordinary shares to employees	-	-	2,311,308	23,113	-	-	8,546,886	-	8,569,999
Share-based compensation in connection with issuance of ordinary shares to consultants	-	-	941,372	9,414	-	-	2,872,253	-	2,881,667
Share-based compensation in connection with issuance of ordinary shares to director	-	-	60,000	600	-	-	105,900	-	106,500
Exercise of share-based compensation	-	-	1,875	19	-	-	2,531	-	2,550
Net loss	-	-	-	-	-	-	-	(13,893,281)	(13,893,281)
Balance, December 31, 2023	1,000,000	9,050,000	107,291,827	1,074,218	(129,986)	(1,171,679)	290,660,609	(146,909,292)	152,703,856

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023, 2022 and 2021

(Expressed in US dollars)

	For the Years ended December 31,
	2023	2022	2021
Cash Flows from Operating Activities:
Net loss	$(13,893,281)	$(105,296,603)	$(1,009,952)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	14,426,733	27,829,730	13,113,964
Loss (gain) from disposal of property and equipment	165,160	(1,353,299)	3,746,247
Realized gain on exchange of digital assets	(18,789,998)	(6,548,841)	(20,813,167)
Impairment of digital assets	6,632,437	24,654,267	27,993,571
Impairment of property and equipment	-	50,038,650	-
Gain from sale of investment security	(8,220)	(1,039,999)	-
Share based compensation expenses	9,118,812	2,262,691	21,907,416
Realized and unrealized gains on digital assets held within Investment Fund	(1,432,517)	-	-
Liquidated damage expenses	-	619,355	-
Loss on write-off of deposit to hosting facility	2,041,491	129,845	-
Gain from divestiture of a subsidiary	-	(52,383)	-
Deferred tax (benefits) expenses	-	(404,290)	404,291
Changes in fair value of investment security	(485,776)	545,412	-
Equity loss from one equity method investment	7,695	-	-
Digital assets mined	(44,240,418)	(32,270,689)	(96,078,570)
Digital assets earned from staking	(675,713)	(25,904)	-
Changes in operating assets and liabilities:
Digital assets and stable coins	46,882,223	25,140,951	5,706,790
Digital assets held in fund	(6,115,538)	-	-
Operating lease right-of-use assets	(6,216,255)	-	-
Deferred revenue	13,073,449	-	-
Lease liability	6,216,255	-	-
Other current assets	(15,321,514)	2,472,503	(257,736)
Other non-current assets	(358,529)	(2,318,629)	(5,538,500)
Accounts payable	692,854	3,163,976	21,551,220
Income tax receivable	736,444	(736,445)	-
Income tax payable	50,973	(559,724)	559,774
Long-term income tax payable	152,200	276,728	2,767,276
Deferred tax liability	112,251	-	-
Other payables and accrued liabilities	6,451,037	4,976,670	8,595,484
Other long-term liabilities	1,883,333	-	-
Net Cash Provided by (Used in) Operating Activities	1,105,588	(8,496,028)	(17,351,892)

Cash Flows from Investing Activities:
Purchases of and deposits made for property and equipment	(66,659,602)	(19,333,310)	(46,841,220)
Proceeds from sales of property and equipment	-	1,081,075	-
Proceeds from disposal of long-term investment	89,519	1,706,665	-
Loss of cash in connection with divestiture of a subsidiary	-	(59,695)	-
Investment in equity securities	(2,188,981)	(2,000,000)	-
Loan made to third parties	(400,000)	-	-
Net Cash Used in Investing Activities	(69,159,064)	(18,605,265)	(46,841,220)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares under private placement, net of issuance costs	45,250,801	21,010,000	74,958,366
Proceeds from issuance of ordinary shares under direct offering, net of issuance costs	-	-	34,255,000
Proceeds from issuance of convertible notes, net of issuance costs	-	-	1,280,000
Payment of liquidated damages related to private placement transactions	-	(2,219,355)	(3,200,000)
Net proceeds from issuance of common stock/At-the-market offering	8,569,999	-	-
Cash received from stock option exercise by employee	2,550	-	-
Withholding of common shares to pay employee withholding taxes	-	(76,820)	(1,094,859)
Repayment of borrowings to related parties	-	-	(12,000)
Payment of dividends	(1,600,000)	-	-
Net Cash Provided by Financing Activities	52,223,350	18,713,825	106,186,507

Net (decrease) increase in cash, cash equivalents and restricted cash	(15,830,126)	(8,387,468)	41,993,395
Cash, cash equivalents and restricted cash, beginning of year	34,011,060	42,398,528	405,133
Cash, cash equivalents and restricted cash, end of year	$18,180,934	$34,011,060	42,398,528

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax, net of (refunds)	$(632,820)	$734,200	$125,000

Non-cash Transactions of Investing and Financing Activities
Collection of USDC from private placement	$-	$-	$1,179,368
Proceeds from sales of miners in USDT	$-	$-	$9,441,561
Investment in an investment security in USDC	$-	$-	$(1,000,000)
Purchases of property and equipment in USDT	$-	$-	$(21,103,910)
Purchases of property and equipment in USDC	$(12,181,655)	$(2,366,580)	$(895,893)
Issuance of ordinary shares in exchange of property and equipment	$-	$(5,637,523)	$-
Reclassification of deposits to property and equipment	$13,004,329	$(40,524,763)	$-
Payment of deposits on equipment in BTC	$-	$-	$(13,226,077)
Repayment of USDC to a related party	$-	$-	$(329,722)
Collection of USDC from sales of property and equipment	$-	$712,800	$-
Investment in digital asset held within fund	$4,683,021	$-	$-

Reconciliation of cash, cash equivalents and restricted cash

	December 31,	December 31,
	2023	2022
Cash and cash equivalents	$16,860,934	$32,691,060
Restricted cash	1,320,000	1,320,000
Cash, cash equivalents and restricted cash	$18,180,934	$34,011,060

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the digital asset mining business, Ethereum staking activities and specialized cloud-infrastructure services for artificial intelligence applications through its wholly owned subsidiaries.

On April 17, 2023, Bit Digital Investment Management Limited (“BT IM”) was established as the investment manager to oversee Bit Digital Innovation Master Fund SPC Limited (“BT SPC”), a segregated portfolio company which was incorporated in May 2023. Both entities are 100% owned by Bit Digital Strategies Limited.

On October 19, 2023 and August 17, 2023, Bit Digital AI, Inc. (“BT AI”) and Bit Digital Iceland ehf (“BT Iceland”) were incorporated to support the Company’s generative artificial intelligence (“AI”) workstreams. Bit Digital Iceland ehf is 100% owned by Bit Digital AI, Inc. which is 100% owned by Bit Digital, Inc.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
Bit Digital USA, Inc. (“BT USA”)	●	A United States company	100% owned by Bit Digital, Inc.
	●	Incorporated on September 1, 2020
	●	Engaged in digital asset mining business
Bit Digital Canada, Inc. (“BT Canada”)	●	A Canadian company	100% owned by Bit Digital, Inc.
	●	Incorporated on February 23, 2021
	●	Engaged in digital asset mining business
Bit Digital Hong Kong Limited (“BT HK”)	●	A Hong Kong company	100% owned by Bit Digital, Inc.
	●	Acquired on April 8, 2020
	●	Engaged in digital asset mining related business
Bit Digital Strategies Limited (“BT Strategies”)	●	A Hong Kong company	100% owned by Bit Digital, Inc.
	●	Incorporated on June 1, 2021
	●	Engaged in treasury management activities
Bit Digital Singapore Pte. Ltd. (“BT Singapore”)	●	A Singapore company	100% owned by Bit Digital, Inc.
	●	Incorporated on July 1, 2021
	●	Engaged in digital asset staking activities
Bit Digital Investment Management Limited (“BT IM”)	●	A British Virgin Islands company	100% owned by Bit Digital Strategies Limited.
	●	Incorporated on April 17, 2023
	●	Engaged in fund and investment management activities
Bit Digital Innovation Master Fund SPC Limited (“BT SPC”)	●	A British Virgin Islands company	100% owned by Bit Digital Strategies Limited.
	●	Incorporated on May 31, 2023
	●	A segregated portfolios company
Bit Digital AI, Inc (“BT AI”)	●	A United States company	100% owned by Bit Digital, Inc.
	●	Incorporated on October 19, 2023
	●	Engaged in specialized cloud-infrastructure services for artificial intelligence applications
Bit Digital Iceland ehf (“BT Iceland”)	●	An Icelandic company	100% owned by Bit Digital AI, Inc
	●	Incorporated on August 17, 2023
	●	Engaged in specialized cloud-infrastructure services for artificial intelligence applications

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

Fair value of digital assets is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, loans receivable, deposits, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

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

The Company recognizes revenue by utilizing daily close prices obtained from CoinMarketCap, except for the year 2022. During that specific year, the Company also used hourly close price from CryptoCompare to recognize revenue from our digital asset mining activities. The Company believed the hourly close price can better reflect revenue recognized from our digital asset mining activities as compared to daily close price from CoinMarketCap.

Digital assets held in fund

On October 1, 2023, the Company made of investment of 2,701 Ethereum, with a fair value of $4.7 million, into Bit Digital Innovation Master Fund SPC Ltd. (the “Fund”). The Fund was subsequently consolidated based on the Company’s financial control interest. As a result, the assets held in the Fund are included in current assets in the Consolidated Balance Sheets under the caption digital assets held in Fund.

The Fund qualified and operated as an investment company for accounting purposes pursuant to the accounting and reporting guidance under ASC 946 – “Financial Services – Investment Companies” (“ASC 946”), which requires fair value measurement of the Fund. The Company retains the Fund’s investment company specific accounting principles under ASC 946 upon consolidation. The digital assets held by the Fund were traded on a number of active markets globally. A fair value measurement under ASC 820 - “Fair Value Measurement” (“ASC 820”) for an asset assumes that the asset is exchanged in an orderly transaction between market participants either in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset (ASC 820-10-35-5). The fair value of the assets within the Fund was primarily determined using the price from CoinMarketCap. Any changes in the fair value of the assets were recorded in the Consolidated Statements of Operations under the caption realized and unrealized gains (losses) on digital assets held in fund. The activity in the Fund for the twelve months ended December 31, 2023 was as follows:

Digital assets held in fund as of December 31, 2023

Initial investment in digital assets held in Fund	$4,683,021
Unrealized gains on digital assets held in Fund	1,432,517
Digital assets held in fund as of December 31, 2023	$6,115,538

Investment securities

As of December 31, 2023, investment securities represent the Company’s investments in one fund and three privately held companies over which the Company neither has control nor significant influence through investments in ordinary shares or preferred shares. In the third quarter of 2023, the Company divested an equity method investee over which the Company had significant influence. As of December 31, 2022, investment securities represent the Company’s investment in one fund and one privately held company, over which the Company neither had control nor significant influence through investment in ordinary share.

Investment in equity method investee

In accordance with ASC 323, Investments - Equity Method and Joint Ventures, the Company accounts for the investment in one privately held company using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

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

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. In computing realized gains and losses on equity securities, the Company calculates cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant. Variable lease costs are recognized as incurred and primarily consist of utility charges not included in the measurement of right-of-use assets and operating lease liabilities.

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

Below is the roll forward of the balance of deposits for property and equipment for the years ended December 31, 2023 and 2022, respectively.

	For the Years Ended December 31,
	2023	2022

Opening balance	$2,594,881	$43,094,881
Reclassification to property and equipment	(66,051,642)	(59,810,389)
Addition of deposits for property and equipment	67,684,132	19,310,389
Ending balance	$4,227,371	$2,594,881

Property and equipment, net

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company’s property and equipment were primarily comprised of digital asset miners with estimated useful lives of three years, artificial intelligence servers with estimated useful lives of three years, and one vehicle with estimated useful life of five years.

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

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration. ASC 606-10-32-21 requires entities to measure the estimated fair value of noncash consideration at contract inception. Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable, as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, this amount should be estimated and recognized in revenue upon inception, which is when the hash rate is provided.

For reasons of operational practicality, the Company applies an accounting convention to use the daily quoted closing U.S. dollar spot rate of digital asset each day to determine the fair value of digital asset on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.

Below table presents the Company’s revenues generated from digital asset mining business by countries:

	For the Years Ended December 31,
	2023	2022	2021
United States	$36,733,222	$31,132,771	$33,573,412
Iceland	5,096,883	-	-
Canada	2,410,313	1,137,918	640,554
Hong Kong	-	-	61,864,604
	$44,240,418	$32,270,689	$96,078,570

Below table presents the Company’s revenues by mining pool operators:

	For the Years Ended December 31,
	2023	2022	2021
Foundry USA Pool	$44,240,418	$31,414,104	$27,862,786
Ethermine Mining Pool	-	856,585	-
Huobi Pool	-	-	58,607,927
Antpool	-	-	9,607,857
	$44,240,418	$32,270,689	$96,078,570

Note: The revenue by the mining pool operator is allocation of total revenue based on the number of digital assets mined for the years ended December 31, 2022 and 2021.

ETH staking business

The Company also generates revenue through ETH staking rewards. The ETH staking business is comprised of native staking and liquid staking. The Company commenced both native staking business and liquid staking business in the year ended December 31, 2022.

With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we terminated all liquid staking activities with StakeWise in the third quarter of 2023, reclaiming all staked Ethereum along with the accumulated rewards. In the fourth quarter of 2023, the Company terminated the native staking activities and reclaimed all staked Ethereum with Blockdaemon.

(a)	Native staking

The Company has entered into network-based smart contracts by staking ETH on nodes run by third-party operators or nodes maintained by us in 2022. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The Company is able to withdraw the staked ETH which was previously locked-up in staking contracts since the Shanghai upgrade was successfully completed on April 12, 2023. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to the block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

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

The Company commenced native staking business in the year ended December 31, 2022. For the years ended December 31, 2023 and 2022, the Company generated revenues of $531,702 and $5,722 from native staking.

(b) Liquid staking

Liquid staking is similar to native staking in terms of performance obligations, determination of transaction price and revenue recognition. When we participate in liquid staking via Portara protocol, a liquid staking solution provider under the consortium of Blockdaemon and Stakewise, the Company receives receipt tokens sETH-H to represent the staked ETH at 1:1 ratio. The liquid staking rewards are in the form of rETH-H which could be redeemed for ETH from the liquid staking provider or exchange for ETH via OTC. When we participate in liquid staking via Liquid Collective protocol, the Company receives receipt tokens Liquid Staked ETH (LsETH) to represent the staked ETH. LsETH uses a floating conversion rate, or protocol conversion rate, between the receipt token and staked tokens, reflecting the value of accrued network rewards, penalties, and fees associated with the staked tokens.

The Company commenced liquid staking business in the year ended December 31, 2022. For the years ended December 31, 2023 and 2022, the Company generated revenues of $144,011 and $20,182 from liquid staking.

Disaggregation of revenues

Below table presents the disaggregation of Company’s revenues by revenue streams.

	For the Years Ended December 31,
	2023	2022	2021
Digital asset mining	$44,240,418	$32,270,689	$96,078,570
ETH native staking	531,702	5,722	-
ETH liquid staking	144,011	20,182	-
	$44,916,131	$32,296,593	$96,078,570

Cost of revenue

The Company’s cost of revenue consists primarily of i) direct production costs related to mining operations, including electricity costs, profit-sharing fees/variable performance fees and/or other relevant costs paid to our hosting facilities, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and ii) direct cost related to ETH staking business, including service fees payable to the service provider, which was immaterial during the year ended December 31, 2023.

Contract costs

The Company capitalizes commission expenses directly related to obtaining customer contracts, which would not have been incurred if the contract had not been obtained. As of December 31, 2023, capitalized costs to obtain a contract totaled $2.8 million, and the outstanding commission expense payable was $1.9 million. These amounts are included in the accompanying consolidated balance sheets, with the capitalized costs to be amortized to commission expense over the expected period of benefit and commission expense payable included in Other long-term liabilities.

The Company capitalizes lease expense that are directly related to fulfilling its specialized cloud infrastructure services which commenced operations in January 2024. The lease expense is directly related to fulfill customer contracts and is expected to be recovered. As of December 31, 2023, capitalized costs to fulfil a contract totaled $100 thousand which are included in the accompanying consolidated balance sheets and are amortized to lease expense over the expected period of benefit.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received from a customer for the provision of Graphics Processing Unit (GPU) processing power, which commenced in January 2024:

	For the Years Ended December 31,
	2023	2022
Beginning balance	$-	$-
Prepayment received	13,073,449	-
Ending balance	$13,073,449	$-

Remaining performance obligation

The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of December 31, 2023:

2024
GPU processing power	$13,073,449
Total deferred revenue	$13,073,449

The remaining performance obligation is expected to be fulfilled completely in the second quarter of 2024.

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

Share-based compensation

The Company expenses stock-based compensation to employees and non-employees over the requisite service period based on the grant-date fair value of the awards. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. These assumptions are the expected stock volatility, the risk-free interest rate, the expected life of the option, and the dividend yield on the underlying stock. Expected volatility is calculated based on the historical volatility of the Company’s common stock over the expected term of the option. Risk-free interest rates are calculated based on risk–free rates for the appropriate term. The Company has elected to account for forfeitures of awards as they occur.

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

Reclassification

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of December 31, 2023 or on the statements of operations for the year ended December 31, 2023.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted this standard on January 1, 2023, and the adoption did not have a material impact on the financial statements and related disclosures.

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. This guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted this standard on January 1, 2023, and the adoption did not have a material impact on the financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes accounting guidance for crypto assets meeting certain criteria. Bitcoin meets this criteria. The amendments require crypto assets meeting the criteria to be recognized at fair value with changes recognized in net income each reporting period. Upon adoption, a cumulative-effect adjustment is made to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of its pending adoption of ASU 2023-08 on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is closely monitoring the development of the ASU 2023-09 and does not expect its impact to be material on the consolidated financial statements.

3. USDC

	December 31, 2023	December 31, 2022
USDC	$405,596	$626,441

The following table presents additional information about USDC for the years ended December 31, 2023, 2022, and 2021, respectively:

	For the Years Ended December 31,
	2023	2022	2021

Opening balance	$626,441	$15,829,464	$56,005
Collection of USDC from exchange of cash and other digital assets	13,536,991	1,998,002	18,201,257
Collection of USDC from private placement	-	-	1,179,368
Receipt of USDC from sales of property and equipment	-	712,800	-
Receipt of USDC from customer deposits and other fees	10,000	230,000	-
Receipt of USDC from sales of Antminer coupon	699,425	-	-
Refund of deposit on property and equipment	-	-	234,371
Sales of USDC in exchange of cash	-	(13,450,000)	-
Payment of USDC for transportation expenses	(6,158)	(2,426,065)	-
Payment of USDC for other expenses	(2,279,448)	(2,267,760)	(1,615,922)
Investment in an investment security	-	-	(1,000,000)
Payment of USDC for purchase of property and equipment	(12,181,655)	-	(895,893)
Repayment of borrowings from a related party (Note 15)	-	-	(329,722)
Ending balance	$405,596	$626,441	$15,829,464

4. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	December 31, 2023	December 31, 2022
BTC	$19,818,980	$15,796,147
ETH	$20,637,103	$11,791,181
	$40,456,083	$27,587,328

For the year ended December 31, 2023, the Company recognized impairment loss of $6,632,437 on digital assets, consisting of $4,519,692 on BTC and $2,112,745 on ETH, respectively. For the year ended December 31, 2022, the Company recognized impairment loss of $24,654,267 on digital assets, consisting of $21,143,096 on BTC and $3,511,171 on ETH, respectively. For the year ended December 31, 2021, the Company recognized impairment of $27,993,571, consisting of $27,869,847 on bitcoins and $123,724 on ETH.

For the year ended December 31, 2023 and 2022, the Company has native staked 12,352 ETH and 160 ETH, respectively, on the Ethereum blockchain. The Company was not able to withdraw the stake until the Shanghai upgrade occurred on April 12, 2023. For the year ended December 31, 2023 and 2022, the Company staked 400 ETH and 2,004 ETH, respectively, in a liquid staking protocol with an unaffiliated third party and received receipt tokens which could be redeemed for ETH from the liquid staking provider or exchanged for cash via OTC. For the years ended December 31, 2023 and 2022, the Company earned 369.0 and 19.9 ETH, respectively, from such staking activities and recognized the ETH staking rewards as revenues.

Additional information about digital assets

The following table presents additional information about BTC for the years ended December 31, 2023, 2022, and 2021, respectively:

	For the Years Ended December 31,
	2023	2022	2021
Opening balance	$15,796,147	$28,846,587	$5,868,950
Receipt of BTC from mining services	44,240,418	31,414,102	96,078,586
Receipt of BTC from other income	140,724	-	-
Sales of BTC in exchange of cash	(4,679,714)	(9,837,211)	(16,973,380)
Sales of BTC in exchange of ETH	(11,756,006)	(12,160,450)	-
Sales of BTC in exchange of USDC	(17,251,504)	-	-
Payment of BTC for service charges from mining facilities	(1,758,441)	(1,199,380)	(14,443,484)
Payment of BTC as deposits for miners	-	-	(3,527,671)
Payment of BTC as deposits in hosting facilities	-	-	(9,292,646)
Payment of BTC for other expenses	(392,952)	(124,405)	(1,053,221)
Collection of BTC from a third party	-	-	59,300
Impairment of BTC	(4,519,692)	(21,143,096)	(27,869,847)
Ending balance	$19,818,980	$15,796,147	$28,846,587

The following table presents additional information about ETH for the years ended December 31, 2023, 2022, and 2021, respectively.

	For the Years Ended December 31,
	2023	2022	2021
Opening balance	$11,791,181	$193,174	$-
Receipt of ETH from exchange of BTC	17,164,100	14,368,964	-
Receipt of ETH from mining services	-	856,604	-
Receipt of ETH from native staking business	531,702	5,722	-
Receipt of ETH from liquid staking business*	144,011	20,182	-
Other income in the form of ETH	540	31,179	27,326
Purchases of ETH	-	-	289,668
Payment of ETH for service charges from mining facilities	-	(173,473)	-
Sales of ETH in exchange of cash	(3,243,415)	-	-
Payment of ETH for other expenses	(22,757)	-	(96)
Payment of ETH to investment fund	(3,615,507)	-	-
Impairment of ETH	(2,112,752)	(3,511,171)	(123,724)
Ending balance	$20,637,103	$11,791,181	$193,174

*	It includes 71.7 rETH-H earned from the liquid staking activity in 2023.

5. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	December 31, 2023	December 31, 2022
Deposits (a)	$1,171,709	$400,000
Prepayments to one mining facility	382,207	-
Prepaid marketing expenses	-	307,004
Prepaid director and officer insurance expenses	168,594	365,350
Prepaid consulting service expenses	931,200	-
Office rental deposit	50,858	36,343
Deferred Contract Costs	1,041,667	-
Receivable from third parties	13,855,949	-
Others	585,848	325,302
	$18,188,032	$1,433,999

(a)	As of December 31, 2023 and 2022, the balance of deposits represented the deposits made to our service providers, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due within 12 months from the effective date of the agreement.

6. LEASES

For the year ended December 31, 2023, the Company entered into a capacity lease agreement for its specialized cloud infrastructure services designed for artificial intelligence applications. The initial lease term is three years, with automatic renewals for successive twelve-month periods.

As of December 31, 2023 and 2022, operating right-of-use assets were $6.2 million and $nil million, respectively and operating lease liabilities were $6.2 million and $nil million, respectively. The Company has amortized the operating lease right-of-use assets totaling $74 thousand for the year ended December 31, 2023.

The lease expense incurred in December 2023 is capitalized as deferred cost since it is directly related to fulfilling its specialized cloud infrastructure services which commenced operations in January 2024.

Additional information regarding the Company’s leasing activities as a lessee is as follows:

	For the Years Ended December 31,
	2023	2022
Operating cash outflows from operating leases	$100,000	$-
Remaining lease term – operating lease	2.9	-
Discount rate – operating lease	9.9%	-

The following table represents our future minimum operating lease payments as of December 31, 2023:

Year	Amount
2024	$2,400,000
2025	2,400,000
2026	2,300,000
Total undiscounted lease payments	7,100,000
Less present value discount	(883,745)
Present value of lease liability	$6,216,255

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	December 31, 2023	December 31, 2022
Miners for Bitcoin	$50,853,637	$32,006,128
Miners for ETH	-	211,142
Vehicles	235,576	-
	51,089,213	32,271,270
Less: Accumulated depreciation	(20,645,231)	(9,067,879)
	30,443,982	22,609,391
Construction in progress	51,030,667	-
Property and equipment, net	$81,474,649	$22,609,391

For the years ended December 31, 2023, 2022, and 2021, depreciation expenses were $14,426,733, $27,829,730 and $13,113,964, respectively. Construction in Progress represents assets received but not placed into service as of December 31, 2023.

The Company did not recognize an impairment charge for its miners during the year ended December 31, 2023. During the year ended December 31, 2022, adverse changes in business climate, including decreases in the price of BTC and ETH and resulting decrease in the market price of miners, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the Company’s miners to be less than their net carrying value as of December 31, 2022, and an impairment charge of $46,369,095 and $3,669,555 was recognized for the BTC miners and ETH miners, respectively, decreasing the net carrying value of the Company’s miners to their estimated fair value. The estimated fair value of the Company’s miners is classified in Level 2 of the fair value hierarchy due to the quoted market prices for similar assets. The Company did not recognize an impairment charge for its miners during the year ended December 31, 2021.

Sales and writing off of miners in the year of 2023

For the year ended December 31, 2023, the Company wrote off 5,328 BTC miners and 730 ETH miner during the year, and the Company recorded a loss of $165,160 resulting from the writing off in the account of “net (loss) gain from disposal of property and equipment”.

For the year ended December 31, 2023, the Company did not sell any miners.

Sales and writing off of miners in the year of 2022

For the year ended December 31, 2022, the Company sold 1,115 bitcoin miners for a total consideration of $1,816,870. On the dates of the transaction, the total original cost and accumulated depreciation of these miners were $571,681 and $276,610, respectively. The Company recognized a gain of $1,521,799 from the sale of miners which was recorded in the account of “net (loss) gain from disposal of property. As of the date of this report, the Company has collected the cash consideration of $1,056,775, netting off the related miner consideration of 712,800 USDC.

For the year ended December 31, 2022, the Company wrote off 917 BTC miners and 1 ETH miner during the year, and the Company recorded a loss of $168,500 resulting from the writing off in the account of “net (loss) from disposal of property and equipment”.

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

8. INVESTMENT SECURITIES

Investment securities were comprised of the following:

	December 31, 2023	December 31, 2022
Investment in Digital Future Alliance Limited (“DFA”) (a)	$94,534	$94,534
Investment in Nine Blocks Offshore Feeder Fund (“Nine Blocks”) (b)	2,179,164	1,693,388
Investment in Auros Global Limited (c)	1,999,987	-
Investment in Ingonyama Ltd (e)	100,000	-
Total	$4,373,685	$1,787,922

(a) Investment in Digital Future Alliance Limited (“DFA”)

DFA is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in DFA using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the years ended December 31, 2023 and 2022, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of December 31, 2023 and December 31, 2022, the Company did not recognize impairment against the investment security.

(b) Investment in Nine Blocks Offshore Feeder Fund (“Nine Blocks”)

On August 1, 2022, the Company entered into a subscription agreement with Nine Blocks for investment of $2.0 million. The investment includes a direct investment into the Nine Blocks Master Fund, a digital assets market neutral fund using basis trading, relative value, and special situations strategies.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. For years ended December 31, 2023 and December 31, 2022, the Company recorded upward adjustments of $485,776 and downward adjustment of $306,612 on the investment, respectively.

(c) Investment in Auros Global Limited (“Auros”)

On February 24, 2023, the Company closed an investment of $1,999,987 in Auros, which is a leading crypto-native algorithmic trading and market making firm that delivers best-in-class liquidity for exchanges and token projects. The Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in Auros using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the year ended December 31, 2023, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of December 31, 2023, the Company did not recognize impairment against the investment security.

(d) Investment in Marsprotocol Technologies Pte. Ltd. (“MarsProtocol”)

On March 1, 2023, Bit Digital Singapore Pte. Ltd. and Saving Digital Pte. Ltd. (“SDP”), a wholly owned subsidiary of Mega Matrix Corp., entered into a shareholders’ agreement with Marsprotocol Technologies Pte. Ltd. (“MarsProtocol”). MarsProtocol provides staking technology tools in digital assets through the staking platform.

The Company invested $88,994 which represents 40% of equity interest in Marsprotocol. The Company used the equity method to measure the investment in the MarsProtocol. In August 2023, the Company divested its stake in Marsprotocol for consideration of $89,519 and recognized a gain of $8,220.

(e) Investment in Ingonyama Ltd. (“Ingonyama”)

In September 2023, the Company closed an investment of $100,000 in Ingonyama, a semiconductor company focusing on Zero Knowledge Proof hardware acceleration. The Company neither has control nor significant influence through investment in preferred shares. The Company accounted for the investment in Ingonyama using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the year ended December 31, 2023, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of December 31, 2023, the Company did not recognize impairment against the investment security.

9. OTHER NON-CURRENT ASSETS

Other non-current assets were comprised of the following:

	December 31, 2023	December 31, 2022
Deposits (a)	$6,680,051	$8,965,160
Prepaid consulting service expenses	543,200	-
Deferred contract costs	1,883,333	-
Others	183,655	68,040
Total	$9,290,239	$9,033,200

(a)	As of December 31, 2023 and 2022, the balance of deposits represented the deposits made to service providers, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due 12 months from the effective date of the agreement.

10. SHARE-BASED COMPENSATION

Share-based compensation such as RSUs, incentive and non-statutory stock options, restricted shares, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”), 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”) and 2023 Omnibus Equity Incentive Plan (“2023 Plan”). An aggregate of 2,415,293 RSUs were granted under the 2021 Plan and no ordinary shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2021 Second Plan, under which 2,886,372 RSUs and 395,000 share options were granted as of December 31, 2023. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2023 Plan, under which 450,000 RSUs have been granted as of December 31, 2023.

Restricted Stock Units (“RSUs”)

On June 30, 2023, the Company granted 50,000 RSUs to each of the Company’s CEO and CFO in accordance with their compensation arrangement. All of these RSUs were immediately vested.

On July 11, 2023, the Company granted 100,000 RSUs to employees in accordance with their compensation arrangement. All of these RSUs were immediately vested.

On December 8, 2023, the Company granted 1,630,000 RSUs to employees in accordance with their compensation arrangement. All of these RSUs were immediately vested.

On December 29, 2023, the Company granted 200,000 RSUs to each of the Company’s CEO and CFO in accordance with their compensation arrangement. All of these RSUs were immediately vested.

On December 31, 2023, the Company granted 50,000 RSUs to each of the Company’s CEO and CFO in accordance with their compensation arrangement. All of these RSUs were immediately vested.

As of December 31, 2023, the Company had no unvested RSUs.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended December 31, 2023, 2022 and 2021 is as follows:

	Number of RSUs	Weighted average grant date fair value

Awarded and unvested as of January 1, 2021	-	$-
Granted	2,426,293	9.18
Vested	(2,247,617)	8.82
Awarded and unvested as of December 31, 2021	178,676	16.67
Granted	54,000	2.26
Vested	(221,368)	12.43
Awarded and unvested as of December 31, 2022	11,308	15.02
Granted	3,271,372	3.53
Vested	(3,282,680)	3.57
Awarded and unvested as of December 31, 2023	-	$-

For the years ended December 31, 2023, 2022, and 2021, the Company recognized share-based compensation expense of $8,681,373, $1,935,948, and $20,461,318 in connection with the above RSU awards. As of December 31, 2023, the Company had $nil unrecognized compensation costs related to unvested RSUs.

Share options

On July 11, 2023, the Company granted an aggregate of 40,000 shares options to three employees. All of these share options are subject to an 8-quarter service vesting schedule, and vest 1/8 for each quarter at an exercise price of $4.11. The fair value of the share option was determined at $3.20 per share option, by reference to the closing price on grant date.

The Company recognizes compensation expenses related to those options on a straight-line basis over the vesting periods. For the years ended December 31, 2023, 2022 and 2021, the Company recognized share-based compensation expenses of $437,438, $326,743 and $nil. As of December 31, 2023, there were $282,775 of unrecognized compensation costs related to all outstanding share options.

The following table summarizes the share option activities for the years ended December 31, 2023 and 2022:

	Number of Options	Weighted Average Grant Date Fair value	Weighted Average Remaining Contract Life (in years)

Options outstanding on December 31, 2021	—	—	—
Granted	355,000	$2.67	2.28
Forfeited	(21,875)	1.13	—
Expired	—	—	—
Exercised	—	—	—
Options outstanding on December 31, 2022	333,125	$2.77	1.51
Granted	40,000	3.20	2.00
Forfeited	(6,250)	1.13	—
Expired	—	—	—
Exercised	(1,875)	1.13	—
Options outstanding on December 31, 2023	365,000	$2.85	0.62
Vested and exercisable on December 31, 2023	265,208	$2.80	0.46
Vested and expected to vest on December 31, 2023	365,000	$2.85	0.62

Other share-based compensation

In May 2021 and July 2021, the Company issued 80,232 and 100,000 ordinary shares as payment to two service providers for marketing and promotion services and financial consulting services, respectively. The Company recognized share-based compensation expenses aggregating $1,446,098, at per share price by reference to the closing price on issuance dates.

In April 2022, the Company issued 245,098 ordinary shares to a service provider for marketing service. The marketing service would be provided for a period of 12 months. The Company recognized share-based compensation expenses aggregating $1,000,000, at per share price by reference to the closing price on issuance dates.

In July 2023, the Company entered into a two-year service agreement with a consulting firm and, in relation to this agreement, granted the firm 500,000 RSUs, all of which vested immediately. Over the duration of the service agreement, the Company will recognize share-based compensation expenses aggregating $1.9 million based upon the closing price of the Company’s common stock on date of agreement.

In December 2023, the Company awarded 441,372 RSUs to a consulting firm as compensation for successfully securing a customer for our business under a three-year service agreement. The payment due to the consulting firm was offset by share-based compensation expenses aggregating $0.9 million in accordance with the terms of the service agreement.

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

For the years ended December 31, 2023 and 2022, the Company accrued liquidated damages of $nil and $619,355 with corresponding accounts in “other payables and accrued liabilities”. For the years ended December 31, 2023 and 2022, the Company paid liquidated damages of $nil and $2,219,355, respectively. As of December 31, 2023 and 2022, the Company had outstanding accrued liquidated damages of $nil and $nil.

As of December 31, 2022, there were 82,615,569 ordinary shares issued and 82,485,583 ordinary shares outstanding.

During the year ended December 31, 2023, 3,312,680 ordinary shares were issued to the Company’s employees, non-executive director, and consulting firm in settlement of an equal number of fully vested restricted stock units awarded to such individuals by the Company pursuant to grants made under the Company’s 2021 Plan, 2021 Second Plan, and 2023 Plan.

In May and June 2023, the Company issued an aggregate of 2,401,776 ordinary shares to Ionic Ventures LLC for gross proceeds of $7.0 million. The Company received net proceeds of $6.7 million after deducting commissions payable to the underwriter.

In July and August 2023, the Company issued an aggregate of 4,345,887 ordinary shares to Ionic Ventures LLC for gross proceeds of $15.0 million. The Company received net proceeds of $14.3 million after deducting commissions payable to the underwriter.

In July 2023, an employee exercised 1,875 options to purchase ordinary shares, pursuant to which $2,550 aggregate exercise price of the options was paid to the Company and 1,875 ordinary shares were issued.

In May of 2022, the Company entered into an at-the-market offering with H.C. Wainwright & Co., LLC relating to shares of its common stock. In accordance with the terms of the sales agreement, the Company may offer and sell shares of our common stock having an aggregate offering price of up to $500,000,000. In 2023, the Company sold 14,744,026 shares of common stock for an aggregate purchase price of $45.3 million net of offering costs pursuant to this at-the-market offering.

As of December 31, 2023, there were 107,421,813 ordinary shares issued and 107,291,827 ordinary shares outstanding.

Preferred shares

As of December 31, 2023 and 2022, there were 1,000,000 preferred shares issued and outstanding.

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

On February 7, 2023 and again on December 8, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhaohui Deng, the Company’s Chairman of the Board. As of December 31, 2023, the Company fully paid the declared dividends.

Treasury stock

The Company treats shares withheld for tax purposes on behalf of employees in connection with the vesting of restricted share grants as ordinary share repurchases because they reduce the number of shares that would have been issued upon vesting. For the years ended December 31, 2023 and 2022, the Company withheld nil and 14,472 shares of its ordinary shares that were surrendered to the Company for withholding taxes related to restricted stock vesting valued at $nil and $76,820, based on fair value of the withheld shares on the vesting date.

As of December 31, 2023 and 2022, the Company had treasury stock of $1,171,679 and $1,171,679, respectively.

Warrants

As of December 31, 2023 and 2022, the Company had outstanding 10,118,046 private placement warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share.

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

12. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain as Cayman Islands does not impose any taxes on the corporation’s income, capital gains, payroll, or other direct taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

After all bitcoin miners were migrated to North America, BT HK operates under a cost-plus model for its general and administration services which is currently reimbursed by Bit Digital USA Inc. starting in fiscal year 2022. Currently the mark-up percentage for the general and administration services provided by BT HK is 4.84% by the transfer pricing study conducted by a third-party service provider. The Company will continue to closely monitor the development of transfer pricing guidelines and update the cost-plus markup percentage if necessary.

Our subsidiaries in Hong Kong are taxed at a reduced rate of 8.25% for assessable profits not exceeding 2 million HKD and the remaining assessable profits will be taxed at the standard tax rate of 16.5% under Hong Kong profits tax.

For the year ended December 31, 2023, BT HK generated pre-tax income of $6,055,553 and recorded a tax expense of $152,200. For the year ended December 31, 2022, BT HK generated a pre-tax loss of $2,261,699 and recorded an income tax expense of $15,918.

By virtue of the territorial source system adopted in Hong Kong, BT HK is in the process of applying for the Offshore Non-taxable Claim on its bitcoin mining income earned for the years ended December 31, 2021 and 2020 under Hong Kong profits tax with the Hong Kong Inland Revenue Department (“HKIRD”) on the ground that the said income is not arising in or derived from Hong Kong. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim as well as the Company’s stock-based compensation deduction tax position, the Hong Kong subsidiary recorded an unrecognized tax benefit of $152,200 and $276,728 as long-term income tax expenses for the year ended December 31, 2023 and 2022, respectively. The tax expense of $152,200 and $276,728 are recognized for the incremental penalty accrued on the existing unrecognized tax benefits for the years ended December 31, 2023 and December 31, 2022, respectively.

For the years ended December 31, 2023 and 2022, BT Strategies generated a pre-tax loss of $2,957,357 and $3,547,902, respectively, and did not recognize any income tax expenses for the relevant periods.

United States of America

For the U.S. jurisdiction, the Company is subject to federal and state income taxes on its business operations.

For the years ended December 31, 2023, 2022, and 2021, the Company is subject to U.S. federal income taxes and withholding taxes, state income taxes and franchise taxes. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continues to expand its business in the United States. The Company has not been under any tax examination in the United States since inception.

For the years ended December 31, 2023, 2022 and 2021, the Company incurred income tax and withholding tax benefits (expenses) as below:

	For the Years Ended December 31,
	2023	2022	2021
Federal income tax benefits (expenses)	$-	$642,118	$(738,851)
State income tax benefits (expenses)	(12,766)	301,410	(408,295)
Total	$(12,766)	$943,528	$(1,147,146)

Canada

The Company is subject to both federal and provincial income taxes for its business operation in Canada for the years ended December 31, 2023, 2022, and 2021.

For years ended December 31, 2023, 2022, and 2021, the Company incurred Canada federal and provincial income tax (expenses) benefits as below:

	For the Years Ended December 31,
	2023	2022	2021
Federal income tax (expenses) benefits	$(73,207)	$(37,879)	$37,879
Provincial income tax (expenses) benefits	(39,044)	(20,202)	20,202
Total	$(112,251)	$(58,081)	$58,081

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. The Company generated a pre-tax loss of $4,347,377 and $1,712,435 for the years ended December 31, 2023 and 2022, respectively, and did not recognize any tax expense for the relevant periods.

British Virgin Islands

On April 17, 2023, Bit Digital Investment Management Limited was established as the investment manager to oversee Bit Digital Innovation Master Fund SPC Limited, a segregated portfolio company which was established in May 2023. Both entities are 100% owned by Bit Digital Strategies Limited and both entities are based in the British Virgin Islands. As of December 31, 2023, the business operation in BVI has been minimal and there is no corporate income tax levied in BVI.

Iceland

The Company’s AI business is conducted through Bit Digital Iceland ehf in Iceland and its operations are subject to Iceland corporate income tax. As of December 31, 2023, there was only minimal business operation in Iceland and thus no corporate income tax is deemed to be warranted. The total tax expense is $1,827, which is the capital gain tax on the interest income earned from a local Iceland bank.

Effective tax rate

Below is a reconciliation of the statutory tax rate of US federal tax rate 21% to the effective tax rate for the consolidated group:

	For the Years Ended December 31,
	2023	2022	2021
US Federal income tax rate	21.0%	21.0%	21.0%
Effect of foreign operations taxed at various rates	(31.0)%	(5.5)%	6.0%
State income taxes, net of federal benefit	(0.1)%	0.5%	3.0%
Reserve on Hong Kong offshore and share-based compensation tax benefits	(2.7)%	(0.5)%	11.5%
Excessive share-based compensation tax benefits	0%	0%	(3.0)%
Non-deductible executives compensation	0%	0%	1.9%
Non-deductible impairment on digital assets	(34.3)%	(8.5)%	3.7%
Withholding tax on intercompany interest payment	(0.1)%	(0.2)%	0%
Non-taxable capital gain on investments/digital assets	52.5%	8.0%	0%
Others	(0.4)%	0.2%	0.1%
Effect of change in valuation allowance	(9.8)%	(14.0)%	0%
Total	(5.0)%	1.0%	44.2%

Deferred Tax Assets/Liabilities

The consolidated Deferred tax assets (liabilities) as of December 31, 2023 and 2022 consist of the following:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Net operating losses carry forwards	$13,766,882	$8,357,549
Share-based compensation	919,036	610,298
Capital loss carryforwards	1,549,966	3,812,024
Accrual Bonus	66,343	-
Deferred tax liabilities:
Basis difference in fixed assets	(6,922,519)	(3,855,914)
Basis difference in digital assets	(102,605)	-
Net deferred tax assets:	9,277,103	8,923,957
Less: valuation allowance	(9,389,354)	(8,923,957)
Net deferred tax liabilities after valuation allowance	$(112,251)	$-

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

In the year ended December 31, 2023, the Company evaluated all the relevant evidence, including both positive and negative evidence, when determining if a valuation allowance on its deferred tax assets is warranted. After careful consideration, the Company determined that it is more likely than not that a portion or all of the deferred tax assets will not be realized except for Canada, which has a net deferred tax liability as of December 31, 2023. The dominant negative evidence is the cumulative 3 years pre-tax losses, which outweigh any other positive evidence. As a result, the Company applied a full valuation allowance on its entire deferred tax assets except Canada.

The Company will continue to evaluate the realizability of its deferred tax assets on an ongoing basis and will adjust the valuation allowance as necessary.

Unrecognized Tax Benefits

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2023 and 2022, the Company recorded an unrecognized tax benefit of $152,200 and $276,728, respectively, related to its HK operations. The Company will continue to review its tax positions and provide for unrecognized tax benefits as they arise.

A reconciliation of gross unrecognized tax benefits was as follows:

	For the Years Ended December 31,
	2023	2022	2021

Unrecognized tax benefits at the beginning of the year	$3,044,004	$2,767,276	$-
Increases for tax positions taken in current year	$-	$-	$2,767,276
Increases for tax positions taken in prior years	$152,200	$276,728	$-
Unrecognized tax benefits at the end of the year	$3,196,204	$3,044,004	$2,767,276

Given the uncertainty around the timing of the resolution of our Hong Kong offshore status claim, we are unable to estimate the full range of possible adjustments to our unrecognized tax benefits within the next 12 months.

Pillar Two – Global Minimum Tax

As introduced by the Organization for Economic Co-operation and Development (“OECD”), more than 140 countries agreed to enact a two-pillar solution to address the challenges arising from the digitalization of the economy. Pillar Two introduces a global minimum Effective Tax Rate (ETR) via a system where multinational groups with consolidated revenue over Euro 750 million are subject to a minimum ETR of 15% on income arising in low-tax jurisdictions. The Company has been closely monitoring the impact from the implementation of the Pillar Two framework and as of December 31, 2023, no impact is expected as the Company does not meet the revenue threshold of Euro 750 million.

13. LOSS PER SHARE

	For the Years Ended December 31,
	2023	2022	2021

Net loss	$(13,893,281)	$(105,296,603)	$(1,009,952)
Weighted average number of ordinary share outstanding
Basic	87,534,052	78,614,174	55,440,527
Diluted	87,534,052	78,614,174	55,440,527
Loss per share
Basic	$(0.16)	$(1.34)	$(0.02)
Diluted	$(0.16)	$(1.34)	$(0.02)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share does not include dilutive ordinary shares equivalents in the weighted average shares outstanding, as they would be anti-dilutive.

For the years ended December 31, 2023, 2022, and 2021, the unvested RSUs, warrants, options and convertible preferred shares were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

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

15. RELATED PARTIES

During the Company’s normal business operations in the year ended December 31, 2021, the Company fully repaid the borrowings of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer in the form of USDC, and repaid the balance of $7,000 to one shareholder.

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

Bit Digital Iceland ehf has appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSU. Concurrently, Daniel is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of Bit Digital Iceland ehf. Additionally, Bit Digital Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our specialized cloud infrastructure services in Iceland.

As of December 31, 2022, the Company had no outstanding balances due from or due to related parties.

As of December 31, 2023, the Company owed $21,592 to Daniel for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered.

16. CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2023, we are not aware of any material contingencies.

17. SETTLEMENT OF CLASS ACTION LAWSUIT

On January 20, 2021, a securities class action lawsuit was filed against the Company and its former Chief Executive Officer and current Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action was on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 11, 2021, a period of volatility in our Ordinary Shares, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. We filed a motion to dismiss the lawsuits and vigorously defended the action. While that motion was pending, the Company agreed with the lead plaintiff selected in the case to settle the class action by paying $2,100,000. The Company recorded the liabilities of $2,100,000 in the account of “accrued litigation settlement costs”. The Company chose to do that to eliminate the burden, expense and uncertainties of further litigation. The Company continues to deny the allegations in the Amended Complaint and nothing in the settlement is evidence of any liability on the Company’s behalf.

On March 7, 2023, a final judgment in this matter was entered approving the settlement and certifying the class for purposes of enforcing the settlement and payment was then made by the Company.

18. DISPOSITION OF GOLDEN BULL USA

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

19. SUBSEQUENT EVENTS

In the fourth quarter of 2023, the Company finalized a service agreement with its first customer for its new business line, which offers specialized cloud infrastructure services for artificial intelligence applications. The agreement entails supplying computational power from a total of 2,048 GPUs over a three-year period. To finance this operation, the Company entered into a sale-leaseback agreement with a third party, selling 96 AI servers (equivalent to 768 GPUs) and leasing them back for three years. On January 22, 2024, approximately 192 servers (1,536 GPUs) began generating revenue, and subsequently on February 2, 2024, approximately an additional 64 servers (512 GPUs) also started revenue generation.

In the first quarter of 2024, the Company sold 10,121,033 shares of common stock for aggregate proceeds of approximately $33.5 million pursuant to the at-the-market offering agreement with H.C. Wainwright & Co., LLC. The Company received net proceeds of $32.4 million, net of offering costs.

ITEM 18. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation, as amended (9)
1.2	Amended and Restated Memorandum of Association (17)
1.3	Amended and Restated Articles of Association (17)
1.4	Director’s Certificate dated April 20, 2021 Creating Preference Shares (6)
2.1	Rights of Ordinary Shareholders*
4.1	Share Purchase Agreement dated September 8, 2020 by and between the Registrant and Sharp Whale Limited (1)
4.2	Form of Securities Purchase Agreement dated as of May 2020 for July 6, 2020 financing (3)
4.3	Form of Asset Purchase Agreement dated November 2020 by and between the Registrant and the Buyers who are signatories (4)
4.4	Form of Registration Rights Agreement dated January 11, 2021 by and between the Company and Ionic Ventures, LLC (5)
4.5	2021 Omnibus Equity Incentive Plan with Form of Restricted Stock Award (6)
4.6	Amended and Restated Purchase Agreement dated as of July 30, 2021 by and between the Company and Ionic Ventures, LLC (9)
4.7	Share Exchange Agreement by and between the Company and Geney Development (10)
4.8	2021 Second Omnibus Equity Incentive Plan with form of Restricted Stock Award (11)
4.9	Form of Warrant under Securities Purchase Agreement dated as of September 29, 2021 (12)
4.10	Form of Registration Rights Agreement dated September 29, 2021 (12)
4.11	Form of Securities Purchase Agreement dated September 29, 2021 (12)
4.12	Employment Agreement dated as of October 28, 2022 by and between the Registrant and Erke Huang as amended on March 10, 2023(19)
4.13	Director Agreement dated as of October 28, 2022 by and between the Registrant and Erke Huang(19)
4.14	Independent Director Agreement dated as of April 20, 2020 by and between the Registrant and Yan Xiong (7)
4.15	Independent Director Agreement dated as of December 8, 2023 by and between the Registrant and Ichi Shih*
4.16	Independent Director Agreement dated as of September 7, 2020 by and between the Registrant and Zhaohui (misstated as Chao Hui) Deng (1)
4.17	Mining Service Agreement made as of August 25, 2021 by and between Bit Digital USA, Inc. and Blockfusion USA, Inc. (13)
4.18	Non-Fixed Price Sales and Purchase Agreement between Bitmain Technologies Limited and Bit Digital USA, Inc. (14)
4.19	Form of Asset Purchase Agreement dated March 28, 2022, for the purchase of bitcoin miners (16)
4.20	Director Agreement dated as of October 18, 2021 with Percival Services, LLC for the services of Brock Pierce (16)
4.21	Employment Agreement dated as of March 31, 2021 by and between the Registrant and Sam Tabar, as amended as of January 1, 2022 and as of March 31, 2023(19)
4.22	Employment Agreement dated as of March 31, 2021 by and between the Registrant and Bryan Bullett, as amended as of January 6, 2022(19)
4.23	Confidential Negotiated Separation Agreement and General Release dated as of March 13, 2023 (effective March 31, 2023) by and between the Registrant and Bryan Bullett*
4.24	Director Agreement dated as of October 13, 2023 by and between the Registrant and Bill Jiashu Xiong*
8.1	List of subsidiaries of the Registrant*
11(a)	Code of Ethics for Officers, Directors and Employees of Bit Digital, Inc.(19)
11(b)	Insider Trading Policy(19)
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
97.1	Clawback Policy(18)
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this report.

(1)	Incorporated by reference to the Registrant’s Form 6-K for September 2020 filed on September 14, 2020.
(2)	Incorporated by reference to the Registrant’s Form 6-K for September 2020 filed on October 31, 2019.
(3)	Incorporated by reference to the Registrant’s Form 6-K for May 2020 filed on May 28, 2020.
(4)	Incorporated by reference to the Registrant’s Form 6-K for November 2020 filed on November 10, 2020.
(5)	Incorporated by reference to the Registrant’s Form 6-K for January 2021 filed on January 12, 2021.
(6)	Incorporated by reference to the Registrant’s Form 6-K for May 2021 filed on May 18, 2021.
(7)	Incorporated by reference to the Registrant’s Form 6-K for April 2020 filed on April 24, 2020.
(8)	Incorporated by reference to the Registrant’s Form F-1 Registration Statement filed on March 10, 2021.
(9)	Incorporated by reference to the Registrant’s Form F-3 Registration Statement filed on August 30, 2021.
(10)	Incorporated by reference to the Registrant’s Form 6-K for May 2021 filed on May 27, 2021.
(11)	Incorporated by reference to the Registrant’s Form 6-K for August 2021 filed on August 16, 2021.
(12)	Incorporated by reference to the Registrant’s Form 6-K for September 2021 filed on September 30, 2021.
(13)	Incorporated by reference to the Registrant’s Form 6-K for August 2021 filed on August 31, 2021.
(14)	Incorporated by reference to the Registrant’s Form 6-K for October 2021 filed on October 18, 2021.
(15)	Incorporated by reference to the Registrant’s Form 20-F for the year ended December 31, 2017 filed on April 30, 2018.
(16)	Bit Digital’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 15, 2022.
(17)	Bit Digital’s Proxy Statement on Form 6-K filed with the SEC on June 30, 2022.
(18)	Incorporated by reference to the Registrant’s Form 6-K for November 2023 filed on November 30, 2023.
(19)	Incorporated by reference to the Registrant’s Form 20-F for the year ended December 31, 2022 filed on April 28, 2023

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT DIGITAL, INC.

/s/ Samir Tabar
	Name:	Samir Tabar
New York, New York	Title:	Chief Executive Officer

Date: March 18, 2024